Form 10-K, Exhibit 13
period 1996-01-03
FAMILY STEAK HOUSES OF FLORIDA INC
filed 1996-03-28
CIK 784539

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

                          FIVE YEAR FINANCIAL SUMMARY

----------------------------------------------------------------------------------------------------------
                                                         1995(1)    1994       1993      1992       1991
----------------------------------------------------------------------------------------------------------
                                                               (in thousands, except per share data)
SELECTED INCOME STATEMENT DATA:
Sales                                                    $42,105   $44,849   $ 48,525   $49,693   $ 48,518
Cost and expenses:
  Food and beverage                                       16,591    18,174     19,534    20,153     19,549
  Payroll and benefits                                    11,412    12,097     13,372    13,303     12,429
  Depreciation and amortization                            1,720     1,961      2,560     2,544      2,509
  Other operating expenses                                 6,412     6,412      7,055     6,607      6,296
  General and administrative expenses                      2,348     2,899      2,159     1,903      2,014
  Franchise fees                                           1,263     1,561      2,207     2,406      2,425
  (Income) costs from closed restaurants                    (303)    1,392      2,557        --         --
  Loss on disposition of equipment                           198        86         21        --          5
  Loss from joint venture                                      5        --         --        --         --
                                                         -------   -------   --------   -------   --------
                                                          39,646    44,582     49,465    46,916     45,227
                                                         -------   -------   --------   -------   --------
         Earnings (loss) from operations                   2,459       267       (940)    2,777      3,291
Interest and other income                                    536       123         79        69        151
Gain on sale of restaurant                                   159        --         --        --         --
Gain on sale of property held for resale                      31        --         --        --         --
Write-down of property held for resale                        --      (465)       (91)       --       (119)
Interest expense                                          (1,694)   (1,980)    (2,110)   (2,380)    (2,653)
                                                         -------   -------   --------   -------   --------
         Earnings (loss) before income taxes and effect
           of accounting change                            1,491    (2,055)    (3,062)      466        670
Provision (benefit) for income taxes                         147      (274)      (978)      175        294
                                                         -------   -------   --------   -------   --------
         Earnings (loss) before accounting change          1,344    (1,781)    (2,084)      291        376
Cumulative effect of accounting change                        --        --         --        90         --
                                                         -------   -------   --------   -------   --------
         Net earnings (loss)                             $ 1,344   $(1,781)  $ (2,084)  $   381   $    376
                                                         ========  ========  =========  ========  =========
PER COMMON AND EQUIVALENT SHARE:
  Earnings (loss) earnings before accounting change      $  0.11   $ (0.17)  $  (0.19)  $  0.03   $   0.04
  Cumulative effect of accounting change                      --        --         --      0.01         --
                                                         -------   -------   --------   -------   --------
         Net earnings (loss)                             $  0.11   $ (0.17)  $  (0.19)  $  0.04   $   0.04
                                                         ========  ========  =========  ========  =========
Weighted average common shares and equivalents            11,831    10,773     10,952    10,704     10,681
                                                         ========  ========  =========  ========  =========
SELECTED BALANCE SHEET DATA:
  Land and net property and equipment                    $26,837   $26,896   $ 29,505   $32,045   $ 33,489
  Total assets                                            31,260    32,809     35,095    37,523     39,577
  Long-term debt                                          14,420    16,305         14    16,335         22
  Current portion of long-term debt                        1,580       851     17,269     2,809     21,732
  Shareholders' equity                                    11,460     9,993     11,743    13,800     13,370
SELECTED OPERATING DATA:
  Current ratio                                              0.4       0.6        0.1       0.3        0.1
  Working capital (deficit)                              $(3,285)  $(2,673)  $(20,089)  $(4,633)  $(23,179)
  Cash provided by operating activities                    2,135     3,096      3,979     3,284      3,303
  Property and equipment additions                         2,600     1,796      1,558       648      2,926

---------------

(1) Fifty-three week period.

                                [RYAN'S LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Shown for the years indicated are (i) items in the statements of operations as a percent of total sales, (ii) operating expense items in the statements of operations as a percent of sales and (iii) the number of restaurants open at the end of each year.

-----------------------------------------------------------------------------------------------
                                                                                  Percentage
                                                                                 Change Versus
                                                                                  Prior Year
                                                                                ---------------
                                                                                1995       1994
                                                                                 vs         vs
                                       1995          1994          1993         1994       1993
-----------------------------------------------------------------------------------------------
Sales                               $42,105,400   $44,848,800   $48,525,300     (6.1)%     (7.6)%
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
                                                                                  Net Change
                                                                                 In Percentage
                                                                                ---------------
                                               Percent of Sales                 1995       1994
                                    ---------------------------------------      vs         vs
                                       1995          1994          1993         1994       1993
-----------------------------------------------------------------------------------------------
Cost and expenses:
  Operating expenses                       85.8%         86.2%         87.7%    (0.4)      (1.5)
  General and administrative
     expenses                               5.6           6.5           4.4     (0.9)       2.1
  Franchise fees                            3.0           3.5           4.6     (0.5)      (1.1)
  Closed restaurant costs                  (0.7)          3.1           5.3     (3.8)      (2.2)
  Loss on disposition of property
     and equipment                          0.5           0.2            --      0.3        0.2
                                    -----------   -----------   -----------     ----       ----
                                           94.2          99.5         102.0     (5.3)      (2.5)
                                    -----------   -----------   -----------     ----       ----
  Earnings (loss) from operations           5.8           0.5          (2.0)     5.3        2.5
Interest and other income                   1.4           0.3           0.2      1.1        0.1
Gain on sale of restaurant                  0.4            --            --      0.4         --
Write-down of property held for
  resale                                     --          (1.0)         (0.2)     1.0       (0.8)
Interest expense                           (4.0)         (4.4)         (4.3)     0.4       (0.1)
                                    -----------   -----------   -----------     ----       ----
  Earnings (loss) before income
     taxes                                  3.6          (4.6)         (6.3)     8.2        1.7
Provision (benefit) for income
  taxes                                     0.4          (0.6)         (2.0)     1.0        1.4
                                    -----------   -----------   -----------     ----       ----
  Net earnings (loss)                       3.2%         (4.0)%        (4.3)%    7.2%       0.3%
                                    ============  ============  ============    ====       ====
Operating expenses:
  Food and beverage                        39.4%         40.5%         40.3%    (1.1)%      0.2%
  Payroll and benefits                     27.1          27.0          27.6      0.1       (0.6)
  Depreciation and amortization             4.1           4.4           5.3     (0.3)      (0.9)
  Other operating expenses                 15.2          14.3          14.5      0.9       (0.2)
                                    -----------   -----------   -----------     ----       ----
                                           85.8%         86.2%         87.7%    (0.4)%     (1.5)%
                                    ============  ============  ============    ====       ====
Restaurants open at end of year              24            24            29
                                    ============  ============  ============

                                 [RYAN'S LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

                             RESULTS OF OPERATIONS

                             1995 Compared to 1994

For the year ended January 3, 1996, total sales decreased 6.1% compared to 1994, due to declines in same-store sales and lost revenues from closed restaurants. The sales decline in 1995 compared to 1994 consisted of the following components:

-------------------------------------------------------------------------------------------------
                                               1995          1994         Change       % Change
                                                                                       from 1994
                                                                                      Total Sales
-------------------------------------------------------------------------------------------------
Closed Restaurants                          $         0   $ 2,310,500   $(2,310,500)      (5.2)%
Same-Store Sales                             41,361,900    42,538,300    (1,176,400)      (2.6)%
Extra Week Sales*                               743,500             0       743,500        1.7%
                                            -----------   -----------   -----------      -----
          Total Sales                       $42,105,400   $44,848,800   $(2,743,400)      (6.1)%
                                            ============  ============  ============  =========

---------------

* 1995 was a 53-week period, 1994 was a 52-week period.

Management believes that the decrease in comparable store sales is primarily due to the effects of increasing competition, including several new or remodeled restaurants opened by competition in areas close to Company restaurants. Management plans to attempt to improve sales trends by focusing on improved restaurant operations, increasing marketing expenditures, and by making improvements such as new in-restaurant bars for carving high quality fresh meats.

The operating expenses of the Company's restaurants include food and beverage, payroll and benefits, depreciation and amortization, repairs, maintenance, utilities, supplies, advertising, insurance, property taxes, rents and licenses. The Company's food, beverage, payroll and benefit costs are believed to be higher than the industry average as a percentage of sales as a result of the Company's philosophy of providing customers with high value of food and service for every dollar a customer spends. In total, food and beverage, payroll and benefits, depreciation and amortization and other operating expenses as a percentage of sales decreased to 85.8% in 1995 from 86.2% in 1994, primarily due to reductions in food and beverage costs as a percentage of sales.

Food and beverage costs as a percentage of sales decreased to 39.4% in 1995 from 40.5% in 1994, primarily due to lower beef costs and sales price increases implemented in 1994 and 1995. Payroll and benefits as a percentage of sales increased from 27.0% in 1994 to 27.1% in 1995, primarily due to increases in compensation to restaurant managers. Other operating expenses as a percentage of sales increased from 14.3% in 1994 to 15.2% in 1995, primarily due to higher advertising costs and the decline in same-store sales. Depreciation and amortization decreased as a percentage of sales in 1995 compared to 1994, as a result of certain assets becoming fully depreciated or amortized.

General and administrative expenses as a percentage of sales decreased to 5.6% in 1995 from 6.5% in 1994, primarily due to professional services expenses incurred in 1994 associated with the Company's debt restructuring negotiations. Franchise fees decreased beginning in 1994 in accordance with the Company's amended Franchise Agreement

                                [RYAN'S LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

with Ryan's Family Steak Houses, Inc. (the "Franchisor"). (See Note 3 to the financial statements).

In April 1994, the Company closed a restaurant in Ft. Pierce, Florida resulting in pre-tax charges to 1994 earnings totaling $986,000. The charge consisted of a write-down in value of the property as determined by appraisal and other costs associated with closing the restaurant. Also in 1994, the Company closed its Wrangler's Roadhouse location, resulting in write-downs of property and equipment totaling $355,000. Total closed restaurant costs in 1994 were $1,392,400. In 1995 the Company recognized $303,200 in income from the favorable settlement of two restaurant leases. The remaining lease costs at the time of store closure were included in closed restaurant costs in 1993.

During the first fiscal week of 1995, the Company closed and sold a restaurant located in Jacksonville, Florida. The Company received approximately 20% of the purchase price in cash and recorded a mortgage receivable for the balance of the sale. The Company recognized the gain of approximately $152,000 in 1995. Total gains on sales of property were $159,000 in 1995.

Interest and other income increased due to the recognition of interest income in 1995 from two mortgages and due to income from toy vending machines installed in Company restaurants in 1995.

Interest expense decreased from $1,980,100 during 1994 to $1,693,800 in 1995. The decrease was due primarily to lower outstanding principal balances, resulting from principal payments made throughout the last twelve months, and due to a lower interest rate on the Company's obligations to Cerberus Partners, L.P. (notes formerly held by The Travelers Insurance Company).

The effective income tax rates for the year ended January 3, 1996 and December 28, 1994 were 9.9% and (13.3%), respectively. The 1994 benefit was less than the statutory tax rate due to the uncertainty of realization of certain deferred tax assets at that time. Certain of these assets were utilized in 1995, resulting in the reduced effective rate for 1995.

Net earnings for 1995 were $1,344,200, compared to a net loss of $1,785,900 in 1994. Earnings per share were $.11 for 1995, compared to a loss per share of $.17 in 1994.

                             1994 Compared to 1993

For the year ended December 28, 1994, total sales decreased 7.6% compared to the same period of 1993, primarily due to declines in same-store sales and lost revenues from closed restaurants. The sales decline in 1994 compared to 1993 consisted of the following components:

------------------------------------------------------------------------------------------------
                                             1994          1993         Change      % reduction
                                                                                     from 1994
                                                                                    Total Sales
------------------------------------------------------------------------------------------------
Closed Restaurants                        $         0   $ 3,570,700   $(3,570,700)      (7.4)%
Same-Store Sales                           43,923,200    44,449,800      (526,600)      (1.1)%
New Restaurant*                               925,600       504,800       420,800         .9%
                                          -----------   -----------   -----------    -------
                                          $44,848,800   $48,525,300   $(3,676,500)      (7.6)%
                                          ===========   ===========   ===========    =======

---------------

* Wrangler's Roadhouse Restaurant Opened August 1993

                                [RYAN'S LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Food and beverage costs for the year ended December 28, 1994 was 40.5%, compared to 40.3% in 1993, due primarily to higher than Company average costs at the Company's Wrangler's Roadhouse location. Payroll and benefits decreased to 27.0% in 1994 from 27.6% in 1993, primarily due to a reduction in workers' compensation costs.

For the year ended December 28, 1994, other operating expenses decreased to 14.3% from 14.5% in 1993, primarily due to the elimination of building rent expense at three closed restaurants which were leased in 1993. Depreciation and amortization decreased as a percentage of sales for the year ended December 28, 1994, compared to 1993, as a result of certain assets in older restaurants becoming fully depreciated or amortized. Franchise fees decreased in 1994 in accordance with our amendment to the Company's Amended Franchise Agreement.

For the year ended December 28, 1994, general and administrative expenses increased to 6.5% of sales from 4.4% for 1993, primarily due to costs incurred in 1994 associated with the Company's debt restructuring negotiations.

In 1993, the Company closed a restaurant and established a reserve to close two additional restaurants in 1994 (resulting in a total closed restaurant cost of $2,557,300 in 1993). In April 1994, the Company closed a restaurant in Ft. Pierce, Florida which had not been included in the 1993 restaurant closing reserve. The April 1994 restaurant closing resulted in pre-tax charges to 1994 earnings totaling $986,000, reflecting a reduction in market value of the property as determined by appraisal, in addition to costs associated with closing the restaurant. Also in 1994, the Company closed its Wrangler's Roadhouse location, resulting in write-downs of property and equipment totaling $355,000. Total closed restaurant costs in 1994 were $1,392,400.

Based on the results of appraisals of Company properties held for resale, done in 1994, the Company wrote-down the value of several such properties by a total of $465,000 in 1994. The Company wrote-down property held for resale by $91,000 in 1993.

Interest expense decreased in 1994 to $1,980,100 from $2,110,400 in 1993, due to reduced principal balances compared to 1993.

Net loss for the year ended December 28, 1994, was $1,780,900 or $.17 per share, compared to net losses of $2,084,000 or $.19 per share for the same period in 1993.

                              RECENT DEVELOPMENTS

On August 14, 1995, the Company received a notice from The Travelers Insurance Company that it had sold the Travelers Notes and certain warrants it held for purchases of the Company's common stock (see discussion at Liquidity and Capital Resources below) to Cerberus Partners, L.P.

                        LIQUIDITY AND CAPITAL RESOURCES

Substantially all of the Company's revenues are derived from cash sales. Inventories are purchased on credit and are converted rapidly to cash. Therefore, the Company does not carry significant receivables or inventories and, other than the repayment of debt, working capital requirements for continuing operations are not significant.

                                [RYAN'S LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

At January 3, 1996, the Company had a working capital deficit of $3,284,900 compared to a working capital deficit of $2,673,300 at December 28, 1994. The increase in the working capital deficit in 1995 was primarily due to an increase in the current portion of long-term debt payable.

Cash provided by operating activities decreased 31.0% to $2,135,300 from $3,095,800 in 1994, primarily due to reductions in accrued liabilities in 1995 as a result of timing differences in payments. Cash provided by operating activities decreased 22.2% in 1994 from $3,979,200 in 1993 due to reductions in accrued liabilities and increases in prepaid expenses in 1994 as a result of timing differences in payments.

The Company spent approximately $2,600,000 in 1995, $1,656,000 in 1994 and $1,446,000 in 1993 for restaurant remodeling and equipment. Capital expenditures for 1996 and 1997, based on present costs and plans for capital improvements, are estimated to be $750,000 and $900,000 respectively. The Company projects that cash generated from operations will be sufficient to fund these improvements.

In March 1995, the Company entered into an Amended and Restated Note Agreement, dated as of February 1, 1995, with The Travelers Insurance Company and certain of its affiliates. In August 1995 the Travelers Notes were sold to Cerberus Partners, L.P. The Cerberus Notes are due May 30, 1998 and provide for an interest rate of 9.0% and $65,000 monthly in principal reductions beginning January 1, 1996. As of January 3, 1996, the outstanding balance due under the Cerberus Notes was $11,607,800.

The Note Agreement includes detachable Warrants for purchases of up to 1,750,000 shares of the Company's common stock at an exercise price of $.40 per share. The Cerberus Notes are secured by second mortgages on twenty-two of the Company's restaurant properties. The Note Agreement provides for various covenants including prepayment options, the maintenance of prescribed debt service coverages, limitations on the declaration of cash dividends, sale of assets, and certain other restrictions.

Also in March 1995, the Company entered into an Amended and Restated Loan Agreement with The Daiwa Bank, Limited, and SouthTrust Bank of Alabama, National Association (the "Bank Loan") which extends the maturity date of the Bank Loan until May 30, 1998. The Bank Loan bears interest at prime rate plus 0.50%, with monthly principal payments of $41,250 beginning April 1, 1995 ($67,100 prior to April 1, 1995). The Bank Loan is secured by first mortgages on twenty-two of the Company's restaurant properties, and provides for various covenants substantially consistent with those of the Travelers Agreement. As of January 3, 1996, the outstanding balance under the Bank Loan was $4,163,000.

                              IMPACT OF INFLATION

Costs of food, beverage, and labor are the expenses most affected by inflation in the Company's business. Although inflation has not been a major factor for the past several years, there can be no assurance that it will not be in the future. A significant number of the Company's personnel are paid at the federally established minimum wage level, which was last increased in April 1991. Sales prices were increased approximately 2.5% in 1995, 4.0% in 1994 and 0% in 1993.

                                [RYAN'S LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF OPERATIONS

------------------------------------------------------------------------------------------------
                                                                  For The Years Ended
                                                       -----------------------------------------
                                                       January 3,    December 28,   December 29,
                                                          1996           1994           1993
------------------------------------------------------------------------------------------------
Sales                                                  $42,105,400   $ 44,848,800   $ 48,525,300
Cost and expenses:
  Food and beverage                                     16,591,300     18,173,900     19,534,000
  Payroll and benefits                                  11,411,700     12,096,500     13,372,000
  Depreciation and amortization                          1,719,900      1,961,300      2,559,500
  Other operating expenses                               6,411,700      6,412,300      7,054,900
  General and administrative expenses                    2,348,200      2,898,600      2,159,200
  Franchise fees                                         1,263,200      1,561,100      2,207,400
  (Income) costs from closed restaurants                  (303,200)     1,392,400      2,557,300
  Loss on disposition of equipment                         197,800         86,200         21,000
  Loss from joint venture                                    5,400             --             --
                                                       -----------   ------------   ------------
                                                        39,646,000     44,582,300     49,465,300
                                                       -----------   ------------   ------------
          Earnings (loss) from operations                2,459,400        266,500       (940,000)
Interest and other income                                  535,600        123,300         79,200
Gain on sale of restaurant                                 158,600             --             --
Gain on sale of property held for resale                    31,500             --             --
Write-down of property held for resale                          --       (465,000)       (91,000)
Interest expense                                        (1,693,800)    (1,980,100)    (2,110,400)
                                                       -----------   ------------   ------------
          Earnings (loss) before income taxes            1,491,300     (2,055,300)    (3,062,200)
Provision (benefit) for income taxes                       147,100       (274,400)      (978,200)
                                                       -----------   ------------   ------------
          Net earnings (loss)                          $ 1,344,200   $ (1,780,900)  $ (2,084,000)
                                                       ===========    ===========    ===========
          Earnings (loss) per common share and
            equivalents                                $      0.11   $      (0.17)  $      (0.19)
                                                       ===========    ===========    ===========
Weighted average common shares and equivalents          11,831,000     10,773,000     10,952,000
                                                       ===========    ===========    ===========

          See accompanying notes to consolidated financial statements.

                                [RYAN'S LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

                          CONSOLIDATED BALANCE SHEETS

---------------------------------------------------------------------------------------------

                                                                   January 3,    December 28,
                                                                      1996            1994
---------------------------------------------------------------------------------------------
                                           ASSETS
Current assets:
  Cash and cash equivalents                                        $   711,400   $  1,603,100
  Investments                                                          600,300        710,700
  Receivables                                                           73,900        104,900
  Income taxes receivable                                                   --        332,200
  Current portion of mortgage receivable                               155,700         32,500
  Inventories                                                          247,400        324,800
  Prepaids and other current assets                                    256,600        475,500
                                                                   -----------   ------------
          Total current assets                                       2,045,300      3,583,700
Mortgages and note receivable                                        1,262,700        537,500
Property and equipment:
  Land                                                               9,342,200      9,677,800
  Buildings and improvements                                        18,774,500     18,726,800
  Equipment                                                         11,940,900     11,139,500
                                                                   -----------   ------------
                                                                    40,057,600     39,544,100
  Accumulated depreciation                                         (13,220,900)   (12,648,200)
                                                                   -----------   ------------
          Net property and equipment                                26,836,700     26,895,900
Investment in joint venture                                                 --        100,000
Property held for resale                                               552,800      1,039,300
Other assets, principally deferred charges, net of accumulated
  amortization                                                         562,200        652,200
                                                                   -----------   ------------
                                                                   $31,259,700   $ 32,808,600
                                                                   ============  ============
                            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                   1,250,700      1,462,900
  Accrued liabilities                                                2,494,100      3,942,900
  Income taxes payable                                                   5,400             --
  Current portion of long-term debt                                  1,580,000        851,200
                                                                   -----------   ------------
          Total current liabilities                                  5,330,200      6,257,000
Long-term debt                                                      14,420,400     16,304,800
Deferred revenue                                                        49,400         55,200
Other non-current liabilities                                               --        198,300
                                                                   -----------   ------------
          Total liabilities                                         19,800,000     22,815,300
Commitments and contingencies (Note 10)
Shareholders' equity:
  Preferred stock of $.01 par; authorized 10,000,000 shares; none
     issued                                                                 --             --
  Common stock of $.01 par; authorized 20,000,000 shares;
     outstanding 10,845,000 in 1995 and 10,725,200 shares in 1994      108,500        107,300
  Additional paid-in capital                                         8,123,300      8,002,300
  Retained earnings                                                  3,227,900      1,883,700
                                                                   -----------   ------------
          Total shareholders' equity                                11,459,700      9,993,300
                                                                   -----------   ------------
                                                                   $31,259,700   $ 32,808,600
                                                                   ============  ============

          See accompanying notes to consolidated financial statements.

                                 [RYAN'S LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

----------------------------------------------------------------------------------------------------------------------------
                                                                                             For the Years Ended
                                                                                 -------------------------------------------
                                                                                 January 3,     December 28,    December 29,
                                                                                    1996            1994            1993
----------------------------------------------------------------------------------------------------------------------------
Operating activities:
 Net earnings (loss)                                                             $ 1,344,200    $(1,780,900)    $(2,084,000)
 Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
   Depreciation and amortization                                                   1,719,900      1,961,300       2,559,500
   Directors' fees in the form of stock options                                       40,000         30,000          27,000
   Amortization of loan discount                                                      74,700        132,000         132,000
   Amortization of loan fees                                                          85,400         96,600         150,000
   (Income) costs from closed restaurants                                           (303,200)     1,392,400       2,557,300
   Write-down of property held for resale                                                 --        465,000          91,000
   Gain on sale of restaurant                                                       (158,600)            --              --
   Gain on sale of property held for resale                                          (31,500)            --              --
   Loss on disposition of property and equipment                                     197,800         86,200          21,000
   Loss from joint venture                                                             5,400             --              --
 Decrease (increase) in:
   Receivables                                                                        27,800         80,800         107,600
   Inventories                                                                        63,100        (12,300)        (15,600)
   Income taxes receivable                                                           332,200         (6,300)       (325,900)
   Prepaids and other current assets                                                 218,900       (196,500)        (16,100)
   Other assets                                                                     (275,900)       (43,100)       (182,000)
 Increase (decrease) in:
   Accounts payable                                                                 (212,200)      (109,400)        (13,400)
   Accrued liabilities                                                              (794,000)     1,091,500       1,826,600
   Income taxes payable                                                                5,400             --         (11,100)
   Deferred revenue                                                                   (5,800)        25,000          (6,300)
   Other non-current liabilities                                                    (198,300)      (116,500)        150,000
   Deferred income taxes                                                                  --             --        (988,400)
                                                                                 -----------    ------------    ------------
Net cash provided by operating activities                                          2,135,300      3,095,800       3,979,200
                                                                                 -----------    ------------    ------------
Investing activities:
 Proceeds from sale of property held for resale                                      518,000             --         382,400
 Proceeds from sale of investments                                                   110,400             --              --
 Proceeds from sale of restaurant                                                    107,900        114,100              --
 Principal receipts on mortgages and note receivable                                  84,400             --              --
 Purchase of investments                                                                  --       (405,700)       (205,000)
 Capital expenditures                                                             (2,599,600)    (1,655,800)     (1,445,600)
                                                                                 -----------    ------------    ------------
Net cash used by investing activities                                             (1,778,900)    (1,947,400)     (1,268,200)
                                                                                 -----------    ------------    ------------
Financing activities:
 Payments on long-term debt                                                       (1,249,300)    (1,059,500)     (1,992,600)
 Proceeds from the issuance of common stock                                            1,200          1,000             300
                                                                                 -----------    ------------    ------------
Net cash used by financing activities                                             (1,248,100)    (1,058,500)     (1,992,300)
                                                                                 -----------    ------------    ------------
Net (decrease) increase in cash and cash equivalents                                (891,700)        89,900         718,700
Cash and cash equivalents -- beginning of year                                     1,603,100      1,513,200         794,500
                                                                                 -----------    ------------    ------------
Cash and cash equivalents -- end of year                                         $   711,400    $ 1,603,100     $ 1,513,200
                                                                                 ===========    =============   =============
                                                                                           0
Supplemental disclosures of cash flow information:
   Cash paid during the year for income taxes                                    $   139,200    $        --     $   384,700
                                                                                 ===========    =============   =============
   Cash paid during the year for interest                                        $ 1,670,800    $ 1,482,900     $ 1,706,700
                                                                                 ===========    =============   =============
   Non-cash transactions:
     Notes receivable as partial proceeds                                        $   932,800    $   570,000     $        --
     Interest forgiven in lieu of loan closing costs incurred                        251,600             --              --
     Warrants issued in connection with loan restructure                              81,000             --              --
     Accrued interest reclassed to long-term debt                                    100,000             --              --
     Property acquired in simultaneous purchase and sale                                  --             --         753,000
     Equipment and other current assets contributed to investment in JV                   --        100,000              --
     Franchise rights exchanged in lieu of franchise fees                                 --        500,000              --
     Note payable issued in lieu of franchise fees                                        --        800,000              --
                                                                                 -----------    ------------    ------------
                                                                                 $ 1,365,400    $ 1,970,000     $   753,000
                                                                                 ===========    =============   =============

          See accompanying notes to consolidated financial statements.

                                 [RYAN'S LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

  For the Years ended January 3, 1996, December 28, 1994 and December 29, 1993

---------------------------------------------------------------------------------------------------------


                                               Common Stock        Additional
                                           ---------------------    Paid-in      Retained
                                             Shares      Amount     Capital      Earnings        Total
---------------------------------------------------------------------------------------------------------
Balance, December 30, 1992                 10,595,700    106,000    7,945,300     5,748,600    13,799,900
Net loss                                                                         (2,084,000)   (2,084,000)
Issuance of common stock under Incentive
  Stock Option Plan, net                       37,100        300                                      300
Directors' fees in the form of stock
  options                                                              27,000                      27,000
                                           ----------   --------   ----------   -----------   -----------
Balance, December 29, 1993                 10,632,800    106,300    7,972,300     3,664,600    11,743,200
Net loss                                                                         (1,780,900)   (1,780,900)
Issuance of common stock under Incentive
  Stock Option Plan, net                       92,400      1,000                                    1,000
Directors' fees in the form of stock
  options                                                              30,000                      30,000
                                           ----------   --------   ----------   -----------   -----------
Balance, December 28, 1994                 10,725,200    107,300    8,002,300     1,883,700     9,993,300
Net earnings                                                                      1,344,200     1,344,200
Issuance of common stock under Incentive
  Stock Option Plan, net                      119,800      1,200                                    1,200
Issuance of warrants                                                   81,000                      81,000
Directors' fees in the form of stock
  options                                                              40,000                      40,000
                                           ----------   --------   ----------   -----------   -----------
Balance, January 3, 1996                   10,845,000   $108,500   $8,123,300   $ 3,227,900   $11,459,700
                                            =========   ========    =========    ==========    ==========

          See accompanying notes to consolidated financial statements.

                                [RYAN'S LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.   SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized under the laws of the State of Florida in September 1985 and is the sole Franchisee of Ryan's Family Steak House restaurants in the State of Florida.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Steak House Construction, Family Rustic Investments, Steak House Realty Corporation and Wrangler's Roadhouse, Inc. All significant intercompany transactions and balances have been eliminated.

Fiscal Year

The fiscal year consists of a fifty-two or fifty-three week period ending on the Wednesday nearest to December 31. Fiscal year 1995 consisted of fifty-three weeks. Fiscal years 1994 and 1993 consisted of fifty-two weeks.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has a cash management program which provides for the investment of excess cash balances in short-term investments. These investments are stated at cost which approximates market value and consist of money market instruments.

Investments

Investments represent certificates of deposit with maturities of less than one year. These investments are pledged with various entities to support the Company's workers' compensation liability, and certain utilities bonds. Interest rates on the certificates vary from 5.6% to 6.1%.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of ingredients and supplies.

Property and Equipment

Property and equipment are stated at cost. Maintenance, repairs and betterments which do not enhance the value of or increase the life of the assets are charged to costs and expenses as incurred. Depreciation is provided for financial reporting purposes principally on the straight-line method over the following estimated

                                [RYAN'S LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

lives: buildings -- 25 years, land improvements -- 25 years and equipment -- 5-8 years. Leasehold improvements are amortized over the life of the related lease.

Property Held For Resale

Property held for resale consists of property parcels and buildings held for sale. These parcels are stated at the lower of cost or estimated net realizable value.

Deferred Charges

Certain costs incidental to the opening of a restaurant, consisting primarily of employee training costs, are capitalized for each store opened and are amortized over one year. Other deferred charges and related amortization periods are as follows: financing costs -- term of the related loan, and initial franchise rights -- 40 years.

Earnings Per Share

Earnings per share are computed based on the weighted average number of common and common equivalent shares outstanding. Common equivalent shares are represented by shares under option and outstanding warrants.

Income Taxes

Deferred income taxes are provided for temporary differences between financial reporting basis and tax basis of the Company's assets and liabilities using presently enacted income tax rates.

NOTE 2.   CLOSED RESTAURANT COSTS

In 1993, the Company closed a restaurant and established a reserve to close two additional restaurants in 1994 (resulting in a total closed restaurant cost of $2,557,300 in 1993). In April 1994, the Company closed a restaurant in Ft. Pierce, Florida which had not been included in the 1993 restaurant closing reserve. The April 1994 restaurant closing resulted in pre-tax charges to 1994 earnings totaling $986,000, reflecting a reduction in market value of the property as determined by appraisal, in addition to costs associated with closing the restaurant. Also in 1994, the Company closed its Wrangler's Roadhouse location, resulting in write-downs of property and equipment totaling $355,000. Total closed restaurant costs in 1994 were $1,392,400. In 1995, the Company recognized $303,200 income from favorable settlements of two restaurant leases. These closed restaurant costs had been included in the 1993 reserve, when the decision to close the restaurants was made.

The decisions to close certain restaurants were made as a result of poor operating performance. Closed restaurant costs include loss on the sale of a closed restaurant property, losses on leasehold improvements and equipment, provisions for future obligations on restaurant leases and other costs of closure.

NOTE 3.   FRANCHISE AGREEMENT

In July 1994, the Company amended its Franchise Agreement with Ryan's Family Steak Houses, Inc. The amended agreement requires the Company to pay a monthly royalty fee of 3.0% from May 1994 through May 1997, and 4.0% thereafter of the gross receipts of each Ryan's Family Steak House restaurant. The Company paid royalty fees of 4.5% in 1993 and January through April 1994. Total royalty fee expenses were

                                [RYAN'S LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

$1,263,200, $1,561,100 and $2,207,400 for the years ended January 3, 1996,
December 28, 1994 and December 29, 1993.

The Franchise Agreement requires the Company to operate a minimum number of Ryan's restaurants on December 31 of each year. Failure to operate the minimum number could result in the loss of exclusive franchise rights to the Ryan's concept in Florida.

The following schedule outlines the number of Ryan's restaurants required to be operated by the Company as of December 31 each year under the amended franchise agreement:

-------------------------------------------------------------------------------------------------
                                                                    Number of
                                                              Restaurants Required to
End of Fiscal Year                                                be in Operation
-------------------------------------------------------------------------------------------------
1994-1996                                                                24
1997                                                                     25
1998                                                                     26
1999                                                                     27
2000                                                                     28
2001 and subsequent years                                                Increases by
                                                                         one each year

Prior to the July 1994 amendment to the Franchise Agreement, the Company held exclusive franchise rights to build Ryan's restaurants in the State of Florida, with the exception of Panama City, Florida and Escambia County, Florida, where the Franchisor has the right to operate Ryan's restaurants. Under the amended Franchise Agreement the Company relinquished the franchise rights to most counties in northwest Florida and south Florida to the Franchisor for $500,000 in forgiveness of past due royalty fees. The Company has the right to repurchase the exclusive franchise rights to those counties for $500,000 at any time prior to June 30, 1998. In addition, the Franchisor agreed not to develop any Ryan's restaurants in the south Florida territory prior to June 30, 1996.

In conjunction with the execution of the July 1994 amendment to the Franchise Agreement, the Company executed and delivered a note to the Franchisor for payment of $800,000 in past due royalty fees. (See Note 5.)

NOTE 4.   ACCRUED LIABILITIES

Accrued liabilities is summarized as follows:

---------------------------------------------------------------------------------------------
                                                                         1995         1994
---------------------------------------------------------------------------------------------
Payroll and Payroll Taxes                                             $  457,800   $  439,900
Workers' compensation claims                                           1,247,700    1,174,100
Property taxes                                                           211,500      506,700
Interest                                                                  12,000      498,300
Other                                                                    565,100    1,323,900
                                                                      ----------   ----------
                                                                      $2,494,100   $3,942,900
                                                                      ==========   ==========

The Company self-insures workers' compensation losses up to certain limits. The estimated liability for workers' compensation claims represents an estimate for the ultimate cost of uninsured losses which are unpaid as of the balance sheet date. These estimates are continually reviewed and adjustments to the Company's estimated claim liabilities, if any, are reflected in current operations.

                                 [RYAN'S LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

NOTE 5. LONG-TERM DEBT

Long-term debt consisting of Senior notes payable, a bank term loan and unsecured notes payable, is summarized as follows:

--------------------------------------------------------------------------------------------
                                                                      1995          1994
--------------------------------------------------------------------------------------------
Secured 9.0% Senior Notes payable to Cerberus Partners, L.P.
  (payable to The Travelers Insurance Company and certain of its affiliates prior to August 1995), interest payable monthly, principal payments of $65,000 monthly beginning January 1996, until balance due in May 1998 (less unamortized discount of
  $129,800 and $123,500 in 1995 and 1994)                          $11,478,000   $11,668,000

Secured bank term loan, monthly principal payments of $67,100 through March 1995, then $41,250 beginning April 1995 until balance due in May 1998, with interest at prime plus .50%
  (9.25% at January 3, 1996)                                         4,163,000     4,798,700

Unsecured note payable to Franchisor, monthly principal payments of $25,000 beginning August 1994 through March 1997, interest
  at 6.0%                                                              350,000       675,000

Other                                                                    9,400        14,200
                                                                   -----------   -----------
                                                                    16,000,400    17,156,000
Less current portion:                                               (1,580,000)     (851,200)
                                                                   -----------   -----------
                                                                   $14,420,400   $16,304,800
                                                                   ===========   ===========

Total maturities of long-term debt are as follow:

     1996                                                                       $ 1,580,000
     1997                                                                         1,329,400
     1998                                                                        13,220,800
Less unamortized discount                                                          (129,800)
                                                                                -----------
                                                                                $16,000,400
                                                                                ============

In March 1995, the Company entered into an Amended and Restated Note Agreement, dated as of February 1, 1995, with The Travelers Insurance Company and certain of its affiliates. In August 1995 the Travelers Notes were sold to Cerberus Partners, L.P. The Cerberus Notes are due May 30, 1998 and provide for an interest rate of 9.0% and monthly principal reductions of $65,000 beginning January 1, 1996. As of January 3, 1996, the outstanding balance due under the Cerberus Notes was $11,607,800.

The Note Agreement includes detachable Warrants for purchases of up to 1,750,000 shares of the Company's common stock at an exercise price of $.40 per share. The Cerberus Notes are secured by second mortgages on twenty-two Company restaurant properties. The Note Agreement provides for various covenants including prepayment options, the maintenance of prescribed debt service coverages, limitations on the declaration of cash dividends, sale of assets, and certain other restrictions.

Also in March 1995, the Company entered into an Amended and Restated Loan Agreement with The Daiwa Bank, Limited, and SouthTrust Bank of Alabama, National Association (the "Bank Loan") which extends the maturity date of its secured term loan with the banks until May 30, 1998. The Bank Loan bears interest at prime rate plus 0.50%, with monthly principal payments of $41,250 beginning April 1, 1995 ($67,100 prior to April 1, 1995). The Bank Loan is secured by first mortgages on twenty-two of the Company's restaurant

                                 [RYAN'S LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

properties, and provides for various covenants substantially consistent with those of the Cerberus Note Agreement. As of January 3, 1996, the outstanding balance under the Bank Loan was $4,163,000.

NOTE 6.   INCOME TAXES

The provision (benefit) for income taxes is comprised of the following:

--------------------------------------------------------------------------------------------
                                                              1995       1994        1993
--------------------------------------------------------------------------------------------
Current:
  Federal                                                   $147,100   $(274,400)  $   8,300
  State                                                           --          --       1,900
                                                            --------   ---------   ---------
                                                             147,100    (274,400)     10,200
Deferred                                                          --          --    (988,400)
                                                            --------   ---------   ---------
Provision (benefit) for income taxes                        $147,100   $(274,400)  $(978,200)
                                                            =========  ==========  ==========

Income taxes for the years ended January 3, 1996, December 28, 1994 and December 29, 1993 differ from the amount computed by applying the federal statutory corporate rate to earnings before income taxes. The differences are reconciled as follows:

--------------------------------------------------------------------------------------------
                                                           1995        1994         1993
--------------------------------------------------------------------------------------------
Tax (benefit) at statutory rate                          $ 522,000   $(719,400)  $(1,071,800)
Increase (decrease) in taxes due to:
Effect of graduated tax rates                              (14,900)     20,600        30,600
State tax net of federal benefit                            53,700     (74,000)     (110,200)
Change in deferred tax asset valuation allowance          (319,600)    530,100       147,100
Other                                                      (94,100)    (31,700)       26,100
                                                         ---------   ---------   -----------
Provision (benefit) for income taxes                     $ 147,100   $(274,400)  $  (978,200)
                                                         ==========  ==========  ============

                                [RYAN'S LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

The components of deferred taxes at January 3, 1996 and December 28, 1994 are summarized below:

-----------------------------------------------------------------------------------------------

                                                                      January 3,   December 28,
                                                                         1996         1994
-----------------------------------------------------------------------------------------------
Deferred tax assets:
  Capital loss not currently deductible                               $   46,100   $   22,300
Excess tax over book basis --
  Property held for resale                                               256,800      257,900
Federal and state tax credits                                            471,900      592,100
Accruals not currently deductible                                        476,200      763,900
Unearned revenue, previously taxed                                        30,500       55,200
State net operating loss                                                  14,300       70,600
                                                                      ----------   ----------
  Total deferred tax asset                                             1,295,800    1,762,000
Valuation Allowance                                                     (357,600)    (677,200)
                                                                      ----------   ----------
                                                                         938,200    1,084,800
Deferred tax liability:
  Excess of tax over book depreciation and amortization                  938,200    1,084,800
                                                                      ----------   ----------
Net deferred taxes                                                    $      -0-   $      -0-
                                                                      ==========   ==========

At January 3, 1996, the Company's federal and state tax credit was comprised of unused general business tax credits of $38,000, expiring in the years 2006 through 2009, and alternative minimum tax credits of $433,900 which have no expiration date. The Company's state net operating loss expires in 2009.

NOTE 7.   CAPITAL STOCK, OPTIONS AND WARRANTS

The Company has a stock option plan for non-employee directors pursuant to which up to an aggregate of 540,000 shares of the common stock are authorized to be granted. All options expire five years after the date of grant or one year after completion of term as a director.

The Company also had an employee incentive stock option plan pursuant to which up to an aggregate of 900,000 shares of the common stock are authorized to be granted. All options expire ten years after the date of grant or 90 days after termination of employment. This plan expired as of November 30, 1995. All options outstanding under this plan as of November 30, 1995 remain exercisable pursuant to terms of the plan.

In 1995 the Company's shareholders approved a new employee incentive stock option plan pursuant to which an additional 1,000,000 shares of common stock are authorized to be granted. All options expire ten years after the date of grant or 90 days after termination of employment.

                                 [RYAN'S LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

The following table summarizes the changes in the total number of stock option shares outstanding during the three years ended January 3, 1996.

---------------------------------------------------------------------------------------------
                                                              1995        1994        1993
---------------------------------------------------------------------------------------------
Options outstanding at beginning of year                   $  510,446   $ 630,908   $ 727,876
Options granted                                             1,075,552     223,227     172,870
Options exercised                                            (119,852)    (92,409)    (37,064)
Options forfeited                                            (155,946)   (251,280)   (232,774)
                                                           ----------   ---------   ---------
Options outstanding at end of year                          1,310,200     510,446     630,908
                                                           ==========   =========   =========
Options exercisable at end of year                            472,850     274,346     447,108
Common shares reserved for future grants at end of year       747,947     645,739     583,459
Option prices per common share:
  Exercised during the year                                      $.01        $.01        $.01
  Outstanding at year end                                        $.01        $.01        $.01
                                                                   to          to          to
                                                                $5.75       $5.75       $5.75

Cerberus Partners, L.P., in their capacity as Senior Note holders (see Note 5), hold detachable warrants to purchase 1,750,000 shares of the Company's common stock at $.40 per share at any time prior to October 1, 2003. The estimated fair value of the warrants as of March 1995 (the date of the amendment to the Note Agreement) of $171,500 was recorded as an increase to additional paid-in capital and as debt discount to the Senior Notes.

The Company's Board of Directors is authorized to set the various rights and preferences for the Company's Preferred Stock, including voting, conversion, dividend and liquidation rights and preferences, at the time shares of Preferred Stock are issued. As of January 3, 1996 there were no shares of Preferred Stock issued.

NOTE 8.   PROFIT SHARING AND RETIREMENT PLAN

Employees of the Company participate in a profit sharing and retirement plan covering substantially all full-time employees at least twenty-one years of age and with more than one year of service. The plan was established in August 1991. Contributions are made to the plan at the discretion of the Company's Board of Directors. No contributions have been made since the inception of the plan.

The profit sharing plan includes a 401(K) feature by which employees can defer, by payroll deduction only, 1% to 15% of their annual compensation not to exceed $9,500 in 1995.

The plan provides for a Company matching contribution of $.25 per dollar of the first 6% of employee deferral. The Company's matching contribution was $43,173 in 1995, $38,400 in 1994 and $51,100 in 1993. Employees vest in Company contributions based on the following schedule:

-----------------------------------------------------------------------------------------------
Years of Service                                                             Vesting Percentage
-----------------------------------------------------------------------------------------------
Less than 3                                                                    0%
     3                                                                        20%
     4                                                                        20%
     5                                                                        60%
     6                                                                        80%
     7                                                                       100%

                                 [RYAN'S LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

NOTE 9.   INVESTMENT IN JOINT VENTURES

In December 1994, the Company formed a new subsidiary, Family Steak JV, Inc. which acquired a 50% ownership in a limited liability company, Cross Creek Barbeque, L.C. ("Cross Creek"), for the purpose of opening a new restaurant. The Company contributed the Wrangler's Roadhouse, Inc. equipment to Cross Creek and the other 50% owner of Cross Creek contributed the cash necessary to remodel and open the new Cross Creek restaurant. Wrangler's Roadhouse, Inc. leases the land and building it formerly occupied to Cross Creek. The Cross Creek restaurant opened January 1995. As a result of poor operating performance, the Company sold its interest in the Cross Creek restaurant in July 1995.

NOTE 10.   COMMITMENTS AND CONTINGENCIES

Lease Obligations

At January 3, 1996, the Company is committed under the terms and conditions of real and personal property operating leases for minimum rentals aggregating $711,600 plus insurance, common area expenses and taxes. The Company has various renewal options on these leases covering periods of five to twenty years.

Future minimum lease obligations are payable as follows:

1996                                                                               $198,100
1997                                                                                173,000
1998                                                                                140,400
1999                                                                                 85,500
2000                                                                                 38,400
2001-2002                                                                            76,200
                                                                                   --------
                                                                                   $711,600
                                                                                   =========

Rental expense for the years ended January 3, 1996, December 28, 1994 and December 29, 1993 was approximately $419,200, $447,100 and $689,000 respectively. Contingent rental payments, for the years ended January 3, 1996, December 28, 1994 and December 29, 1993 were approximately $5,500, $7,000 and $14,000 respectively.

Legal Matters

The Company, in the normal course of business, is subjected to claims and litigation with respect to store operations. In the opinion of management, based on the advice of legal counsel the ultimate disposition of these claims and litigation will not have a material effect on the financial position or results of operations of the Company.

NOTE 11.   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

In 1995, the Company adopted Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" ("SFAS No. 107"). This statement addresses disclosure of estimated fair values of certain financial instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                [RYAN'S LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

          Cash and Cash Equivalents. For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

          Investments. The Company's investments consist of certificates of deposit for which the carrying amount is a reasonable estimate of fair value.

          Mortgage Receivables. The fair value of mortgage receivables is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The Company believes the carrying amount is a reasonable estimate of fair value.

          Debt. Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt instruments. The Company believes the carrying amount is a reasonable estimate of such fair value.

                                [RYAN'S LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

THE BOARD OF DIRECTORS AND SHAREHOLDERS
FAMILY STEAK HOUSES OF FLORIDA, INC.

We have audited the accompanying consolidated balance sheets of Family Steak Houses of Florida, Inc. and subsidiaries as of January 3, 1996 and December 28, 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended January 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Family Steak Houses of Florida, Inc. and subsidiaries as of January 3, 1996 and December 28, 1994, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Jacksonville, Florida
February 23, 1996

                                [RYAN'S LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

                    COMPANY'S REPORT ON FINANCIAL STATEMENTS

Family Steak Houses of Florida, Inc. has prepared and is responsible for the accompanying consolidated financial statements and related consolidated financial information included in this report. These consolidated financial statements were prepared in accordance with generally accepted accounting principles and are appropriate in the circumstances. These consolidated financial statements necessarily include amounts determined using management's best judgements and estimates.

Family Steak Houses of Florida, Inc. maintains accounting and other control systems which the Company believes provides reasonable assurance that assets are safeguarded and that the books and records reflect the authorized transactions of the Company, although there are inherent limitations in all internal control structure elements, as well as cost/benefit considerations.

Family Steak Houses of Florida, Inc.'s independent certified public accountants, Deloitte & Touche LLP, have audited the accompanying consolidated financial statements for 1995. The objective of their audit, performed in accordance with generally accepted auditing standards, is to express an opinion on the fairness, in all material respects, of the Company's consolidated financial position, results of its operations and its cash flows in accordance with generally accepted accounting principles. They consider the internal control structure to the extent considered necessary to determine the audit procedures required for the purpose of expressing their opinion on the consolidated financial statements.

                                [RYAN'S LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

CORPORATE DIRECTORS
AND OFFICERS

DIRECTORS:

Lewis E. Christman, Jr.
President, Chief Executive Officer

Joseph M. Glickstein, Jr.
Partner, Glickstein & Glickstein, P.A.

Richard M. Gray
Partner, Gray & Kelley

Robert J. Martin
Vice President

William S. Smith, Jr.
Executive Vice President

OFFICERS:

Lewis E. Christman, Jr.
President, Chief Executive Officer

William S. Smith, Jr.
Executive Vice President

Robert J. Martin
Vice President
Robert Scott
Vice President
Edward B. Alexander
Chief Financial Officer
Secretary and Treasurer

                                        [PHOTO]
                                        Left to right; Richard M. Gray, Robert
                                        J. Martin,
                                        Joseph M. Glickstein, Williams S.
                                        Smith, Jr.
                                        Seated; Lewis E. Christman, Jr.

                                        [PHOTO]
                                        Left to right; Robert Scott, Robert J.
                                        Martin, Lewis E. Christman, Jr., William
                                        S. Smith, Jr., Edward B. Alexander


                                [RYAN'S LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

CORPORATE INFORMATION

Annual Meeting
The annual meeting will be held at:
      Sea Turtle Inn
      One Ocean Boulevard
      Atlantic Beach, FL 32233
      Tuesday, June 18 at 10:00 a.m.

Independent Certified Public Accountants
      Deloitte & Touche LLP
      Suite 2801, Independent Square
      One Independent Drive
      Jacksonville, FL 32202-5034

General Counsel
      Mahoney Adams & Criser, P.A.
      3400 Barnett Center
      50 North Laura Street
      P.O. Box 4099
      Jacksonville, FL 32201

Transfer Agent
      Chemical Mellon Shareholder Services
      Four Station Square
      Third Floor
      Pittsburg, PA 15219-1173

Executive Office
      Family Steak Houses of Florida, Inc.
      2113 Florida Boulevard
      Neptune Beach, FL 32266

Form 10-K
A copy of the Company's Annual Report on Form 10-K for fiscal 1995, as filed with the Securities and Exchange Commission, may be obtained by writing to:

      Corporate Secretary
      Family Steak Houses of Florida, Inc.
      2113 Florida Boulevard
      Neptune Beach, FL 32266

Common Stock Data

The Company's common stock is traded on the NASDAQ National Market System under the trading symbol "RYFL". As of March 12, 1996, there were approximately 2,840 shareholders of record, not including individuals holding shares in street names. The closing sale price for the Company's stock on March 12, 1996 was $.66.

The Company has never paid cash dividends on its common stock and is not allowed to pay dividends under its loan agreements. Management of the Company presently intends to retain all available funds for expansion of the business.

The quarterly high and low closing prices of the Company's common stock are as shown below:

----------------------------------------------------
            Market Price of Common Stock
----------------------------------------------------
                   1995               1994
     Quarter       High      Low      High      Low
----------------------------------------------------
First              15/16     9/32     13/19     1/2
Second             15/16     9/16     9/16      1/4
Third              1         11/16    1/2       1/4
Fourth             1 3/16    5/8      7/16      1/4

                                [RYAN'S LOGO]
                                       24