Form 10-K, Exhibit 13
period 1996-12-31
FAMILY STEAK HOUSES OF FLORIDA INC
filed 1997-04-01
CIK 784539


FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------


                          Five Year Financial Summary

------------------------------------------------------------------------------------------------------------------------------------
                                                                      1996         1995 (**)     1994         1993         1992
------------------------------------------------------------------------------------------------------------------------------------
Selected Income Statement Data:                                             (in thousands, except per share data)
Sales                                                               $ 37,978     $ 42,105     $ 44,849     $ 48,525     $ 49,693
Cost and expenses:
 Food and beverage                                                    15,089       16,591       18,174       19,534       20,153
 Payroll and benefits                                                 10,538       11,412       12,097       13,372       13,303
 Depreciation and amortization                                         1,663        1,720        1,961        2,560        2,544
 Other operating expenses                                              6,046        6,417        6,412        7,055        6,607
 General and administrative expenses                                   2,128        2,348        2,899        2,159        1,903
 Franchise fees                                                        1,139        1,263        1,561        2,207        2,406
 (Income) costs from closed restaurants--                               (303)       1,392        2,557         --
 Loss on disposition of equipment                                         57          198           86           21         --
                                                                    --------     --------     --------     --------     --------
                                                                      36,660       39,646       44,582       49,465     46,916
   Earnings (loss) from operations                                     1,318        2,459          267         (940)       2,777

Interest and other income                                                465          536          123           79           69
Gain on sale of property held for resale                                --             31         --           --           --
Gain on sale of restaurant                                              --            159         --           --           --
Write-down of property held for resale                                  --           --           (465)         (91)        --
Interest expense                                                      (1,516)      (1,694)      (1,980)      (2,110)      (2,380)
                                                                    --------     --------     --------     --------     --------

   Earnings (loss) before income taxes, effect of
   accounting change and extraordinary item                              267        1,491       (2,055)      (3,062)         466
Provision (benefit) for income taxes                                      53          147         (274)        (978)         175
                                                                    --------     --------     --------     --------     --------

   Earnings (loss) before accounting change and
   extraordinary item                                                    214        1,344       (1,781)      (2,084)         291
Cumulative effect of accounting change                                  --           --           --           --             90
                                                                    --------     --------     --------     --------     --------

   Net earnings (loss) before extraordinary item                         214     $  1,344     $ (1,781)    $ (2,084)    $    381
Extraordinary item - gain on early extinguishment of
 debt, net of income taxes of $ 88,700                                   348         --           --           --         --
                                                                    --------     --------     --------     --------     --------
   Net earnings (loss)                                                   562        1,344       (1,781)      (2,084)         381
                                                                    ========     ========     ========     ========     ========

Per common and equivalent share:
 Earnings (loss) before accounting change and extraordinary item    $   0.02     $   0.11     $  (0.17)    $  (0.19)    $ 0.03
 Cumulative effect of accounting chang                                 --            --           --           --         0.01
 Extraordinary item - gain on early extinguishment of debt              0.03         --           --           --         --
                                                                    --------     --------     --------     --------     --------

   Net earnings (loss)                                              $   0.05     $   0.11     $  (0.17)    $  (0.19)    $ 0.04
                                                                    ========     ========     ========     ========     ========

Weighted average common shares and equivalents                        11,838       11,831       10,773       10,952       10,704
                                                                    ========     ========     ========     ========     ========

Selected Balance Sheet Data:
 Land and net property and equipment                                $ 26,349     $ 26,837     $ 26,896     $ 29,505     $ 32,045
 Total assets                                                         32,803       31,260       32,809       35,095       37,523
 Long-term debt                                                       15,107       14,420       16,305           14       16,335
 Current portion of long-term debt                                       334        1,580          851       17,269        2,809
 Shareholders' equity                                                 11,998       11,460        9,993       11,743       13,800
Selected Operating Data:
 Current ratio                                                           0.9          0.4          0.6          0.1        0.3
 Working capital (deficit)                                          $   (617)    $ (3,285)    $ (2,673)    $(20,089)    $ (4,633)
 Cash provided by operating activities                                 1,645        2,135        3,096        3,979        3,284
 Property and equipment additions                                      1,768        2,600        1,796        1,558          648


** Fifty-three week period.



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
--------------------------------------------------------------------------------------------------------
                                                                                           Percentage
                                                                                          Change Versus
                                                                                           Prior Year
                                                                                          -------------
                                                                                          1996     1995
                                                                                           vs       vs
                                                    1996      1995            1994        1995     1994
--------------------------------------------------------------------------------------------------------
Sales                                          $37,977,600  $42,105,400    $44,848,800    (9.8)%  (6.1)%
--------------------------------------------------------------------------------------------------------

                                                                                   Net Change
                                                                                  In Percentage
                                                                                  1996      1995
                                                        Percent of Sales           vs        vs
                                                    1996      1995      1994      1995      1994
-------------------------------------------------------------------------------------------------
Cost and expenses:
 Operating expenses                                 87.8%     85.8%     86.2%      2.0      (0.4)
 General and administrative expenses                 5.6       5.6       6.5       0.0      (0.9)
 Franchise fees                                      3.0       3.0       3.5       0.0      (0.5)
 Closed restaurant costs                              --      (0.7)      3.1       0.7      (3.8)
 Loss on disposition of property and equipment       0.1       0.5       0.2      (0.4)      0.3
                                                    ----      ----      ----       ---      ----
                                                    96.5      94.2      99.5       2.3      (5.3)
                                                    ----      ----      ----       ---      ----
 Earnings from operations                            3.5       5.8       0.5      (2.3)      5.3

Interest and other income                            1.2       1.4       0.3      (0.2)      1.1
Gain on sale of restaurant                           --        0.4       --       (0.4)      0.4
Write-down of property held for resale               --        --       (1.0)      0.0       1.0
Interest expense                                    (4.0)     (4.0)     (4.4)      0.0       0.4
                                                    ----      ----      ----       ---      ----

 Earnings (loss) before income taxes and
    extraordinary item                               0.7       3.6      (4.6)     (2.9)      8.2
Provision (benefit) for income taxes                 0.1       0.4      (0.6)     (0.3)      1.0
                                                    ----      ----      ----       ---      ----


 Net earnings (loss) before
 extraordinary item                                  0.6       3.2      (4.0)     (2.6)      7.2


Extraordinary item - gain on early
    extinguishment of debt,
 net of income taxes of $88,700                      0.9       --        --        0.9       --
                                                    ----      ----      ----       ---      ----

 Net earnings (loss)                                 1.5%      3.2%     (4.0)%    (1.7)%     7.2%
                                                    ====      ====      ====       ===      ====

Operating expenses:
 Food and beverage                                  39.7%     39.4%     40.5%      0.3%     (1.1)%
 Payroll and benefits                               27.8      27.1      27.0       0.7       0.1
 Depreciation and amortization                       4.4       4.1       4.4       0.3      (0.3)
 Other operating expenses                           15.9      15.2      14.3       0.7       0.9
                                                    ----      ----      ----       ---      ----

                                                    87.8%     85.8%     86.2%      2.0%     (0.4)%
                                                    ====      ====      ====       ===      ====

Restaurants open at end of year                     24        24        24
                                                    ====      ====      ====

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------


RESULTS OF OPERATIONS

1996 Compared to 1995

For the year ended January 1, 1997, total sales decreased 9.8% compared to 1995, due to declines in same-store sales and one less week in fiscal year 1996 compared to 1995. The sales decline in 1996 compared to 1995 consisted of the following components:

--------------------------------------------------------------------------------
                                                                       % Change
                                                                      from 1995
                             1996           1995            Change  Total Sales
--------------------------------------------------------------------------------
Same-Store Sales         $37,977,600     $41,361,900     $(3,384,300)    (8.0%)

Extra Week Sales*              - 0 -         743,500        (743,500)    (1.8%)
                         -----------     -----------     -----------     ----
Total Sales              $37,977,600     $42,105,400     $(4,127,800)    (9.8%)
                         ===========     ===========     ===========     ====

--------------------
* 1995 was a 53-week period, 1996 was a 52-week period.


Management believes that the decrease in comparable store sales is primarily due to the effects of increasing competition, including several new or remodeled restaurants opened by competitors in areas close to Company restaurants. Management plans to attempt to improve sales trends by focusing on improved restaurant operations, remodeling several restaurants and increasing marketing expenditures.

The operating expenses of the Company's restaurants include food and beverage, payroll and benefits, depreciation and amortization, repairs, maintenance, utilities, supplies, advertising, insurance, property taxes, rents and licenses. The Company's food, beverage, payroll and benefit costs are believed to be higher than the industry average as a percentage of sales as a result of the Company's philosophy of providing customers with high value of food and service for every dollar a customer spends. In total, food and beverage, payroll and benefits, depreciation and amortization and other operating expenses as a percentage of sales increased to 87.8% from 85.8% in 1995, primarily due to the decline in comparable store sales.

Food and beverage costs as a percentage of sales increased to 39.7% in 1996 from 39.4% in 1995, primarily due to higher produce and dairy product costs. Payroll and benefits as a percentage of sales increased from 27.1% in 1995 to 27.7% in 1996, primarily due to the decline in comparable store sales. Other operating expenses as a percentage of sales increased from 15.2% in 1995 to 15.9% in 1996, primarily due to higher repair and maintenance costs and the decline in comparable store sales. Depreciation and amortization increased as a percentage of sales in 1996 compared to 1995, as a result of the decline in comparable store sales.

General and administrative expenses as a percentage of sales were 5.6% in 1996 and 1995. Franchise fees were 3.0% of sales in 1996 and 1995 in accordance with the Company's amended Franchise Agreement with Ryan's Family Steak Houses, Inc. (the "Franchisor"). (See note 3 to the financial statements).

In 1995, the Company recognized $303,200 in income from the favorable settlement of two closed restaurant leases. The remaining lease costs at the time of store closure were included in closed restaurant costs in 1993. No such events occurred in 1996.

During the first week of fiscal 1995, the Company closed and sold a restaurant located in Jacksonville, Florida. The Company received approximately 20% of the purchase price in cash and recorded a mortgage receivable for the balance of the sale. The Company recognized a gain on the sale of approximately $152,000 in 1995. Total gains on sales of property were $159,000 in 1995. There were no significant sales of real estate in 1996.

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------


Interest expense decreased from $1,693,800 during 1995 to $1,516,300 in 1996. The decrease was due primarily to lower outstanding principal balances, resulting from principal payments made throughout the last twelve months.

The effective income tax rates for the year ended January 1, 1997 and January 3, 1996 were 20.1% and 9.9%, respectively. Certain deferred tax assets were utilized in both years, resulting in lower than statutory effective rates for 1996 and 1995.

In December 1996, the Company realized a gain on early extinguishment of debt of $348,500, net of income taxes. The gain was accounted for as an extraordinary item (see Note 5 to the financial statements).

Net earnings for 1996 were $562,200, compared to $1,344,200 in 1995. Earnings per share were $.05 for 1996, compared to $.11 in 1995.

1995 Compared to 1994

For the year ended January 3, 1996, total sales decreased 6.1% compared to 1994, due to declines in same-store sales and lost revenues from closed restaurants. The sales decline in 1995 compared to 1994 consisted of the following components:

--------------------------------------------------------------------------------
                                                                 % Change
                                                                 from 1994
                       1995             1994           Change    Total Sales
--------------------------------------------------------------------------------
Closed Restaurants           $0      $2,310,500      $(2,310,500)    (5.2%)

Same-Store Sales     41,361,900      42,538,300       (1,176,400)    (2.6%)

Extra Week Sales*       743,500               0          743,500      1.7%
                     ----------      ----------       ----------     ----
Total Sales         $42,105,400     $44,848,800      $(2,743,400)    (6.1%)
                    ===========     ===========      ===========     ====

--------------------
* 1995 was a 53-week period, 1994 was a 52-week period.

Food and beverage costs as a percentage of sales decreased to 39.4% in 1995 from 40.5% in 1994, primarily due to lower beef costs and sales price increases implemented in 1994 and 1995. Payroll and benefits as a percentage of sales increased from 27.0% in 1994 to 27.1% in 1995, primarily due to increases in compensation to restaurant managers. Other operating expenses as a percentage of sales increased from 14.3% in 1994 to 15.2% in 1995, primarily due to higher advertising costs and the decline in same-store sales. Depreciation and amortization decreased as a percentage of sales in 1995 compared to 1994, as a result of certain assets becoming fully depreciated or amortized. General and administrative expenses as a percentage of sales decreased to 5.6% in 1995 from 6.5% in 1994, primarily due to professional services expenses incurred in 1994 associated with the Company's debt restructuring negotiations. Franchise fees decreased beginning in 1994 in accordance with the Company's amended Franchise Agreement with the Franchisor. (See note 3 to the financial statements).

In April 1994, the Company closed a restaurant in Ft. Pierce, Florida resulting in pre-tax charges to 1994 earnings totaling $986,000. The charge consisted of a write-down in value of the property as determined by appraisal and other costs associated with closing the restaurant. Also in 1994, the Company closed its Wrangler's Roadhouse location, resulting in write-downs of property and equipment totaling $355,000. Total closed restaurant costs in 1994 were $1,392,400. In 1995 the Company recognized $303,200 in income from the favorable settlement of two closed restaurant leases. The remaining lease costs at the time of store closure were included in closed restaurant costs in 1993.

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------


During the first week of fiscal 1995, the Company closed and sold a restaurant located in Jacksonville, Florida. The Company received approximately 20% of the purchase price in cash and recorded a mortgage receivable for the balance of the sale. The Company recognized a gain on this sale of approximately $152,000 in 1995. Total gains on sales of property were $159,000 in 1995.

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

At January 1, 1997, the Company had a working capital deficit of $616,800 compared to a working capital deficit of $3,284,900 at January 3, 1996. The decrease in the working capital deficit in 1996 was primarily due to a reduction in the current portion of long-term debt and cash provided by the new loan agreement described below.

Cash provided by operating activities decreased to $1,645,000 from $2,135,300 in 1995, primarily due to lower earnings in 1996. Cash provided by operating activities decreased from $3,095,800 in 1994 to $2,135,300 in 1995 due to reductions in accrued liabilities in 1995 as a result of timing differences in payments.

The Company spent approximately $1,356,000 in 1996, $2,600,000 in 1995 and $1,656,000 in 1994 for new restaurant construction, restaurant remodeling and equipment. Capital expenditures for 1997 and 1998, based on present costs and plans for capital improvements, are estimated to be $4,100,000 and $3,100,000 respectively. The Company projects that proceeds from the Company's financing agreements (described below), sales leaseback financing and cash generated from operations will be sufficient to fund these improvements.

In December 1996, the Company entered into a Loan Agreement with FFCA Mortgage Corporation ("FFCA"). The Loan Agreement governs eighteen Promissory Notes payable to FFCA totalling $15,360,000 at January 1, 1997. Each Note is secured by a mortgage on a Company restaurant property. The Promissory Notes provide for a term of twenty years and an interest rate equal to the thirty-day LIBOR rate plus 3.75%, adjusted monthly. The Loan Agreement provides for various covenants, including the maintenance of prescribed debt service coverages.

The Company used the proceeds of the FFCA loan to retire its notes with Cerberus Partners, L.P., ("Cerberus") and its loans with The Daiwa Bank Limited and SouthTrust Bank of Alabama, N.A. The Company realized a discount on the retirement of the Cerberus notes, which was partially offset by unamortized debt issuance costs. The resulting gain of $348,500, net of income taxes, has been accounted for as an extraordinary item. In addition, the Company retired Warrants for 1,050,000 shares of the Company's common stock previously held by Cerberus. Cerberus continues to hold Warrants to purchase 700,000 shares of the Company's common stock at an exercise price of $.40 per share.

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------


Also in December 1996, the Company entered into a separate loan agreement with FFCA under which it may borrow up to an additional $4,640,000 in 1997. This additional financing would be evidenced by four additional Promissory Notes secured by mortgages on four Company restaurant properties. The term and interest rate of this loan agreement are identical to the loan agreement described above.

IMPACT OF INFLATION

Costs of food, beverage, and labor are the expenses most affected by inflation in the Company's business. Although inflation has not had a significant impact on the Company in the past, there can be no assurance that it will not in the future. A significant portion of the Company's employees are paid by the federally established statutory minimum wage. On August 8, 1996, President Clinton signed into law a bill which raised the federally mandated minimum wage by $.50 per hour on October 1, 1996, and by an additional $.40 per hour on September 1, 1997.

The Company raised sales prices approximately 3.0% in order to offset the effect of higher payroll and benefit costs. Sales prices were increased approximately 2.5% in 1995 and 4.0% in 1994.

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------


                     CONSOLIDATED STATEMENTS OF OPERATIONS

---------------------------------------------------------------------------------------------------------------------
                                                                            For The Years Ended
                                                                 ----------------------------------------------------
                                                                 January 1,      January 3,              December 28,
                                                                   1997             1996                      1994
---------------------------------------------------------------------------------------------------------------------
Sales                                                          $37,977,600      $42,105,400               $44,848,800

Cost and expenses:
 Food and beverage                                              15,089,500       16,591,300                18,173,900
 Payroll and benefits                                           10,537,500       11,411,700                12,096,500
 Depreciation and amortization                                   1,662,500        1,719,900                 1,961,300
 Other operating expenses                                        6,046,000        6,417,100                 6,412,300
 General and administrative expenses                             2,127,600        2,348,200                 2,898,600
 Franchise fees                                                  1,138,600        1,263,200                 1,561,100
 (Income) costs from closed restaurants                              --            (303,200)                1,392,400
 Loss on disposition of equipment                                   57,400          197,800                    86,200
                                                                ----------       ----------                ----------
                                                                36,659,100       39,646,000                44,582,300
                                                                ----------       ----------                ----------

 Earnings from operations                                        1,318,500        2,459,400                   266,500
Interest and other income                                          465,100          535,600                   123,300
Gain on sale of restaurant                                            --            158,600                      --
Gain on sale of property held for resale                              --             31,500                      --
Write-down of property held for resale                                --               --                    (465,000)
Interest expense                                                (1,516,300)      (1,693,800)               (1,980,100)
                                                                ----------       ----------                ----------
 Earnings (loss) before income taxes
 and extraordinary item                                            267,300        1,491,300                (2,055,300)
Provision (benefit) for income taxes                                53,600          147,100                  (274,400)
                                                                ----------       ----------                ----------

 Net earnings (loss) before extraordinary item                     213,700        1,344,200                (1,780,900)

Extraordinary item - gain on early extinguishment
 of debt, net of income taxes of $88,700                           348,500             --                       --
                                                                ----------       ----------                ----------

 Net earnings (loss)                                          $    562,200     $  1,344,200              $ (1,780,900)
                                                                ==========       ==========              ============

Per common share and equivalents:

 Net earnings (loss) before extraordinary item                $       0.02     $       0.11              $    (0.17)

 Extraordinary item - gain on early extinguishment of debt            0.03              --                      --
                                                                ----------       ----------                ----------

 Net earnings (loss)                                          $       0.05     $       0.11              $    (0.17)
                                                                ==========       ==========              ==========

Weighted average common shares and equivalents                  11,838,000       11,831,000              10,773,000
                                                                ==========       ==========              ==========


See accompanying notes to consolidated financial statements.

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------


                          Consolidated Balance Sheets
----------------------------------------------------------------------------------------------------
                                                                   January 1,      January 3,
                                                                      1997            1996
----------------------------------------------------------------------------------------------------
                                     ASSETS

Current assets:
   Cash and cash equivalents                                   $  1,750,800     $    711,400
   Investments                                                    1,093,100          600,300
   Receivables                                                      566,100           73,900
   Current portion of mortgages receivable                          120,600          155,700
   Inventories                                                      202,300          247,400
   Prepaids and other current assets                                247,200          256,600
                                                               ------------     ------------
           Total current assets                                   3,980,100        2,045,300
Mortgages receivable                                              1,089,100        1,262,700
Property and equipment:
 Land                                                             9,089,200        9,342,200
 Buildings and improvements                                      19,676,500       18,774,500
 Equipment                                                       12,240,400       11,940,900
                                                               ------------     ------------
                                                                 41,006,100       40,057,600
 Accumulated depreciation                                       (14,656,200)     (13,220,900)
                                                               ------------     ------------
    Net property and equipment                                   26,349,900       26,836,700

Property held for resale                                            552,800          552,800
Other assets, principally deferred charges,
 net of accumulated amortization                                    831,600          562,200
                                                               ------------     ------------
                                                               $ 32,803,500     $ 31,259,700
                                                               ============     ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Accounts payable                                              $  1,183,000     $  1,250,700
 Accounts payable - construction                                    411,800             --
 Accrued liabilities                                              2,582,100        2,494,100
 Income taxes payable                                                84,800            5,400
 Current portion of long-term debt                                  332,700        1,580,000
 Current portion of obligation under capital lease                    2,500             --
                                                               ------------     ------------
           Total current liabilities                              4,596,900        5,330,200
Long-term debt                                                   15,107,200       14,420,400
Obligation under capital lease                                    1,058,600             --
Deferred revenue                                                     43,100           49,400
                                                               ------------     ------------

           Total liabilities                                     20,805,800       19,800,000

Commitments and contingencies (Note 10)

Shareholders' equity:
 Preferred stock of $.01 par; authorized 10,000,000 shares;
 none issued                                                           --               --
 Common stock of $.01 par; authorized 20,000,000 shares;
 outstanding 10,920,700 in 1996
 and 10,845,000 shares in 1995                                      109,200          108,500
 Additional paid-in capital                                       8,098,400        8,123,300
 Retained earnings                                                3,790,100        3,227,900
                                                               ------------     ------------

           Total shareholders' equity                            11,997,700       11,459,700
                                                               ------------     ------------

                                                               $ 32,803,500     $ 31,259,700
                                                               ============     ============

 See accompanying notes to consolidated financial statements.

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------


                Consolidated Statements of Shareholders' Equity
 For the Years ended January 1, 1997, January 3, 1996 and December 28, 1994

-------------------------------------------------------------------------------------------------------------------
                                                                         Additional
                                                 Common Stock              Paid-in        Retained
                                           Shares           Amount         Capital        Earnings        Total
-------------------------------------------------------------------------------------------------------------------

Balance, December 29, 1993               10,632,800     $   106,300     $ 7,972,300    $ 3,664,600    $11,743,200

Net loss                                                                                (1,780,900)    (1,780,900)

Issuance of common stock under
 Incentive Stock Option Plan                 92,400           1,000                                         1,000

Directors' fees in the form of stock
 options                                                                     30,000                        30,000
                                         ----------     -----------     -----------    -----------    -----------

Balance, December 28, 1994               10,725,200         107,300       8,002,300      1,883,700      9,993,300

Net earnings                                                                             1,344,200      1,344,200

Issuance of common stock under
 Incentive Stock Option Plan                119,800           1,200                                         1,200

Issuance of warrants                                                         81,000                        81,000

Directors' fees in the form of stock
 options                                                                     40,000                        40,000
                                         ----------     -----------     -----------    -----------    -----------

Balance, January 3, 1996                 10,845,000         108,500       8,123,300      3,227,900     11,459,700

Net earnings                                                                               562,200        562,200

Issuance of common stock under
 Incentive Stock Option Plan                 75,700             700          18,100                        18,800

Retirement of warrants                                                      (63,000)                      (63,000)

Directors' fees in the form of stock
 options                                                                     20,000                        20,000
                                         ----------     -----------     -----------    -----------    -----------

Balance, January 1, 1997                 10,920,700     $   109,200     $ 8,098,400    $ 3,790,100    $11,997,700
                                         ==========     ===========     ===========    ===========    ===========



 See accompanying notes to consolidated financial statements

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------


                     Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------------------------------------------
                                                                                     For the Years Ended
                                                                         January 1,     January 3,      December 28,
                                                                           1997           1996              1994
--------------------------------------------------------------------------------------------------------------------
Operating activities:
Net earnings (loss)                                                  $    562,200     $  1,344,200     $ (1,780,900)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
 Depreciation and amortization                                          1,662,500        1,719,900        1,961,300
 Directors' fees in the form of stock options                              20,000           40,000           30,000
 Amortization of loan discount                                             51,000           74,700          132,000
 Amortization of loan fees                                                 89,800           85,400           96,600
 Gain on early extinguishment of debt                                    (437,200)            --               --
 Loss on disposition of property and equipment                             57,400          197,800           86,200
 Closed restaurant costs                                                     --           (303,200)       1,392,400
 Write-down of property held for resale                                      --               --            465,000
 Gain on sale of restaurant                                                  --           (158,600)            --
 Gain on sale of property held for resale                                    --            (31,500)            --
 Loss from joint venture                                                     --              5,400             --
Decrease (increase) in:
 Receivables                                                              (16,100)          27,800           80,800
 Inventories                                                               45,100           63,100          (12,300)
 Income taxes receivable                                                     --          332,200             (6,300)
 Prepaids and other current assets                                          9,400          218,900         (196,500)
 Other assets                                                            (492,500)        (275,900)         (43,100)
Increase (decrease) in:
 Accounts payable                                                         (67,700)        (212,200)        (109,400)
 Accrued liabilities                                                       88,000         (794,000)       1,091,500
 Income taxes payable                                                      79,400            5,400             --
 Deferred revenue                                                          (6,300)          (5,800)          25,000
 Other non-current liabilities                                               --           (198,300)        (116,500)
                                                                     ------------     ------------     ------------
Net cash provided by operating activities                               1,645,000        2,135,300        3,095,800
                                                                     ------------     ------------     ------------

Investing activities:
 Proceeds from sale of property and equipment                             548,600          107,900          114,100
 Principal receipts on notes receivable                                   208,700           84,400             --
 Purchase of investments                                                 (492,800)            --           (405,700)
 Capital expenditures                                                  (1,356,400)      (2,599,600)      (1,655,800)
 Proceeds from sale of property held for resale                              --            518,000             --
 Proceeds from sale of investments                                           --            110,400             --
                                                                     ------------     ------------     ------------
Net cash used by investing activities                                  (1,091,900)      (1,778,900)      (1,947,400)
                                                                     ------------     ------------     ------------

Financing activities:
 Payments on long-term debt                                           (15,414,500)      (1,249,300)      (1,059,500)
 Retirement of warrants                                                   (63,000)            --               --
 Proceeds from the issuance on long-term debt                          15,360,000             --               --
 Proceeds from capital lease                                              585,000             --               --
 Proceeds from the issuance of common stock                                18,800            1,200            1,000
                                                                     ------------     ------------     ------------

Net cash provided (used) by financing activities                          486,300       (1,248,100)      (1,058,500)
                                                                     ------------     ------------     ------------

Net increase (decrease) in cash and cash equivalents                    1,039,400         (891,700)          89,900
Cash and cash equivalents - beginning of year                             711,400        1,603,100        1,513,200
                                                                     ------------     ------------     ------------

Cash and cash equivalents - end of year                              $  1,750,800     $    711,400     $  1,603,100

Supplemental disclosures of cash flow information:
 Cash paid during the year for income taxes                          $     63,000     $    139,200     $       --
                                                                     ============     ============     ============

 Cash paid during the year for interest                              $  1,386,600     $  1,670,800     $  1,482,900
                                                                     ============     ============     ============

 Non-cash transactions:
 Notes receivable as partial proceeds                                $       --       $    932,800     $    570,000
 Interest forgiven in lieu of loan closing costs incur                       --            251,600             --
 Warrants issued in connection with loan restructure                         --             81,000             --
 Accrued interest reclassed to long-term debt                                --            100,000             --
 Equipment and other current assets
   contributed to investment in JV                                           --               --            100,000
 Franchise rights exchanged in lieu of franchise fees                        --               --            500,000
 Note payable issued in lieu of franchise fees                               --               --            800,000
                                                                     ------------     ------------     ------------

                                                                     $       --       $  1,365,400     $  1,970,000
                                                                     ============     ============     ============

 See accompanying notes to consolidated financial statements.

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Significant Accounting Policies

Organization

The Company was organized under the laws of the State of Florida in September 1985 and is the sole franchisee of Ryan's Family Steak House restaurants in the State of Florida.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Steak House Construction, Family Rustic Investments, Steak House Realty Corporation, and Wrangler's Roadhouse, Inc. All significant intercompany transactions and balances have been eliminated.

Fiscal Year

The fiscal year consists of a fifty-two or fifty-three week period ending on the Wednesday nearest to December 31. Fiscal year 1995 consisted of fifty-three weeks. Fiscal years 1996 and 1994 consisted of fifty-two weeks.

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

Investments

Investments represent certificates of deposit or bankers' acceptances with maturities of less than one year. These investments are pledged with various entities to support the Company's workers' compensation liability, and certain utilities bonds. Interest rates on the certificates vary from 4.64% to 5.35%.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of ingredients and supplies.

Property and Equipment

Property and equipment are stated at cost. Maintenance, repairs and betterments which do not enhance the value of or increase the life of the assets are charged to costs and expenses as incurred. Depreciation is provided for financial reporting purposes principally on the straight-line method over the following estimated lives: buildings - 25 years, land improvements - 25 years and equipment - 5-8 years. Leasehold improvements are amortized over the life of the related lease.

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------


Property Held For Resale

Property held for resale consists of property parcels held for sale. These parcels are stated at the lower of cost or estimated net realizable value.

Deferred Charges

Certain costs incidental to the opening of a restaurant, consisting primarily of employee training costs, are capitalized for each store opened and are amortized over one year. Other deferred charges and related amortization periods are as follows: financing costs - term of the related loan, and initial franchise rights - 40 years.

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

New Accounting Standards

Effective January 4, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS No. 121) which requires that long-lived assets and certain intangibles to be held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS No. 121 did not have a material impact on the Company.

Effective January 4, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 123 establishes a fair value based method of accounting for stock-based employee compensation plans; however, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. The Company has elected to continue to account for its employee stock compensation plans under APB Opinion No. 25 with pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 has been applied.

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform to the 1996 presentation.

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------


NOTE 2. CLOSED RESTAURANT COSTS

In April 1994, the Company closed a restaurant in Ft. Pierce, Florida and recorded a restaurant closing reserve. The April 1994 restaurant closing resulted in pre-tax charges to 1994 earnings totaling $986,000, reflecting a reduction in market value of the property as determined by appraisal, in addition to costs associated with closing the restaurant. Also in 1994, the Company closed its Wrangler's Roadhouse location, resulting in write-downs of property and equipment totaling $355,000. Total closed restaurant costs in 1994 were $1,392,400. In 1995, the Company recognized $303,200 income from favorable settlements of two closed restaurant leases. These closed restaurant costs had been recorded in 1993, when the decision to close the respective restaurants was made.

The decisions to close certain restaurants were made as a result of poor operating performance. Closed restaurant costs include loss on the sale of a closed restaurant property, losses on leasehold improvements and equipment, provisions for future obligations on restaurant leases and other costs of closure.

NOTE 3. FRANCHISE AGREEMENT

In October 1996, the Company amended its Franchise Agreement with Ryan's Family Steak Houses, Inc. The amended agreement requires the Company to pay a monthly royalty fee of 3.0% through December 2001, and 4.0% thereafter of the gross receipts of each Ryan's Family Steak House restaurant. Total royalty fee expenses were $1,138,600, $1,263,200 and $1,561,100 for the years ended January 1, 1997, January 3, 1996 and December 28, 1994.

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

The following schedule outlines the number of Ryan's restaurants required to be operated by the Company as of December 31 each year under the amended franchise agreement:

--------------------------------------------------------------------------------
                                                   Number of
                                             Restaurants Required to
        End of Fiscal Year                      be in Operation
--------------------------------------------------------------------------------
        1997                                           25
        1998                                           26
        1999                                           27
        2000                                           28
        2001 and subsequent years          Increases by one each year

Prior to July 1994 the Company held exclusive franchise rights to build Ryan's restaurants in the State of Florida, with the exception of Panama City, Florida and Escambia County, Florida, where the Franchisor has the right to operate Ryan's restaurants. Under the Franchise Agreement, as amended in July 1994, the Company relinquished the franchise rights to most counties in northwest Florida and south Florida to the Franchisor for $500,000 in forgiveness of past due royalty fees. The Company has the right to repurchase the exclusive franchise rights to those counties for $500,000 at any time prior to June 30, 1998.

In conjunction with the execution of the July 1994 amendment to the Franchise Agreement, the Company executed and delivered a note to the Franchisor for payment of $800,000 in past due royalty fees. (See Note 5.)

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------


Note 4. ACCRUED LIABILITIES

 Accrued liabilities is summarized as follows:

--------------------------------------------------------------------------------
                                    1996             1995
--------------------------------------------------------------------------------
Payroll and payroll taxes       $  561,500      $   457,800
Workers' compensation claims     1,427,000        1,247,700
Property taxes                       9,300          211,500
Other                              584,300          577,100
                                ----------       ----------

                                $2,582,100       $2,494,100
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


Note 5. LONG-TERM DEBT

 Long-term debt is summarized as follows:

--------------------------------------------------------------------------------------------------------------------
                                                                                          1996           1995
--------------------------------------------------------------------------------------------------------------------
Secured notes payable to FFCA Mortgage Corporation, monthly
principal and interest payments totaling $141,900
beginning February 1997, interest at thirty day LIBOR
rate +3.75% (9.375% at January 1,1997)                                               $15,360,000     $   --

Secured 9.0% Senior Notes payable to Cerberus Partners,
L.P. (payable to The Travelers Insurance Company and
certain of its affiliates prior to August 1995), interest
payable monthly, principal payments of $65,000, paid
in full in December 1996.                                                                 --           11,478,000

Secured bank term loan,  monthly  principal  payments of
$67,100  through  March 1995,  then $41,250  beginning April
1995 with interest at prime plus .50%, paid
in full in December 1996                                                                  --            4,163,000

Unsecured  note payable to  Franchisor,  monthly  principal
payments of $25,000 beginning August 1994 through
March 1997, interest at 6.0%                                                              75,000          350,000

Other                                                                                      4,900            9,400
                                                                                     -----------      -----------

                                                                                      15,439,900       16,000,400

Less current portion:                                                                   (332,700)      (1,580,000)
                                                                                     -----------      -----------

                                                                                     $15,107,200      $14,420,400
                                                                                     ===========      ===========

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------


Total maturities of long-term debt are as follow:

        1997                  $ 332,700
        1998                   279,300
        1999                   307,400
        2000                   338,900
        2001                   412,000
        Thereafter          13,769,600
                            ----------

                           $15,439,900
                           ===========

In December 1996, the Company entered into a Loan Agreement with FFCA Mortgage Corporation ("FFCA"). The Loan Agreement governs eighteen Promissory Notes payable to FFCA totalling $15,360,000 at January 1, 1997. Each Note is secured by a mortgage on a Company restaurant property. The Promissory Notes provide for a term of twenty years and an interest rate equal to the thirty-day LIBOR rate plus 3.75%, adjusted monthly. The Loan Agreement provides for various covenants, including the maintenance of prescribed debt service coverages.

The Company used the proceeds of the FFCA Loan to retire its notes with Cerberus Partners, L.P., ("Cerberus") and its loans with The Daiwa Bank Limited and SouthTrust Bank of Alabama, N.A. The Company realized a discount on the retirement of the Cerberus notes, which was partially offset by unamortized debt issuance costs. The resulting gain of $348,500 net of income taxes, has been accounted for as an extraordinary item. In addition, the Company retired Warrants for 1,050,000 shares of the Company's common stock previously held by Cerberus. Cerberus continues to hold Warrants to purchase 700,000 shares of the Company's common stock at an exercise price of $.40 per share.

Also in December 1996, the Company entered into a separate loan agreement with FFCA under which it may borrow up to an additional $4,640,000 in 1997. This additional financing would be evidenced by four additional Promissory Notes secured by mortgages on four Company restaurant properties. The terms and interest rate of this loan agreement are identical to the loan agreement described above.

NOTE 6. INCOME TAXES

The provision (benefit) for income taxes is comprised of the following:

--------------------------------------------------------------------------------
                                        1996            1995            1994
--------------------------------------------------------------------------------
Current:
 Federal                              $142,300        $147,100        $(274,400)
 State                                    --              --               --
                                      --------         -------         --------
                                      $142,300         147,100         (274,400)
Deferred                                  --              --               --
                                      --------         -------         --------

Provision (benefit) for income taxes  $142,300        $147,100        $(274,400)
                                      ========        ========        =========

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------


Income taxes for the years ended  January 1, 1997,  January 3, 1996 and December
28, 1994 differ from the amount computed by applying the federal statutory corporate rate to earnings before income taxes. The differences are reconciled as follows:

------------------------------------------------------------------------------------------
                                                       1996            1995        1994
------------------------------------------------------------------------------------------

Tax provision (benefit) at statutory rate           $ 245,500     $ 522,000     $(719,400)
Increase (decrease) in taxes due to:
Effect of graduated tax rates                          (7,000)      (14,900)       20,600
State tax net of federal benefit                       38,600        53,700       (74,000)
Change in deferred tax asset valuation allowance     (109,400)     (426,000)      530,100
Other                                                 (25,400)       12,300       (31,700)
                                                    ---------     ---------     ---------

Provision (benefit) for
income taxes                                        $ 142,300     $ 147,100     $(274,400)
                                                    =========     =========     =========


The components of deferred taxes at January 1, 1997 and January 3, 1996 are summarized below:


----------------------------------------------------------------------------------------
                                                              January 1,      January 3,
                                                                 1997           1996
----------------------------------------------------------------------------------------
Deferred tax assets:
Capital loss not currently deductible                       $    46,100     $    46,100
Excess tax over book basis- Property held for re-sale           164,700         164,700
Federal and state tax credits                                   375,100         471,900
Accruals not currently deductible                               547,900         476,200
Unearned revenue, previously taxed                               22,500          30,500
State net operating loss                                           --            14,300
                                                              ---------         -------
Total deferred tax asset                                      1,156,300       1,189,400
Valuation Allowance                                            (141,800)       (251,200)
                                                              ---------         -------

                                                              1,014,500         938,200
                                                              ---------         -------

Deferred tax liability:
 Excess of tax over  book depreciation  and amortization      1,014,500         938,200

Net deferred taxes                                          $         0     $         0
                                                              =========         =======

At January 1, 1997, the Company's federal and state tax credit was comprised of alternative minimum tax credits of $375,100, which have no expiration date.

NOTE 7. CAPITAL STOCK, OPTIONS AND WARRANTS

The Company has a stock option plan for non-employee directors pursuant to which up to an aggregate of 540,000 shares of the common stock are authorized to be granted. All options expire five years after the date of grant or one year after completion of term as a director.

The Company also had an employee incentive stock option plan pursuant to which up to an aggregate of 900,000 shares of the common stock were authorized to be granted. All options expire ten years after the date of grant or 90 days after termination of employment. This plan expired as of November 30, 1995. All options outstanding under this plan as of November 30, 1995 remain exercisable pursuant to terms of the plan.

In 1995 the Company's shareholders approved a new employee incentive stock option plan pursuant to which an additional 1,000,000 shares of common stock are authorized to be granted. All options expire ten years after the date of grant or 90 days after termination of employment.

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------


If compensation cost for stock option grants had been determined based on the fair value at the grant dates for 1996 and 1995 consistent with the method prescribed by SFAS No. 123, the Company's net earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

--------------------------------------------------------------------------------
                                          1996             1995
--------------------------------------------------------------------------------
Net Earnings            As reported     $562,200        $1,344,200
        Pro forma                        490,262         1,256,435

Earnings per share      As reported     $    .05        $      .11
        Pro forma                            .04               .11

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weight-average assumptions used for grants in 1996 and 1995, respectively: dividend yield of 0 and 0 percent, expected volatility of 134 and 128 percent, risk-free interest rates of 6.5 and 5.6 percent, and expected lives of 10 and 10 years.

The following table summarizes the changes in the total number of stock option shares outstanding during the two years ended January 1, 1997.

---------------------------------------------------------------------------------------------------------
                                          1996                              1995
---------------------------------------------------------------------------------------------------------
                                        Options        Weighted Average    Options       Weighted Average
                                                        Exercise Price                    Exercise Price
Options outstanding
 at beginning of year                 1,310,200             $ .62          510,446             $ .81
Options granted                         139,432               .53        1,075,552               .50
Options exercised                       (75,682)              .25         (119,852)              .01
Options forfeited                      (404,750)              .71         (155,946)              .71
Options outstanding
 at end of year                         969,200               .60        1,310,200               .62
                                    -----------                         ----------
Options exercisable
 at end of year                         449,050               .70          472,850               .71
                                    ===========                         ==========

Weighted average fair value of
 options granted during the year    $     36,16                         $  326,761
Common shares reserved for
 future grants at end of year           766,447                --          747,947                --


The following table summarizes information about fixed stock options outstanding at January 1, 1997:
                Year       Exercise    Options       Options    Weighted Average
                Granted     Price $   Outstanding   Exercisable  Remaining Life
                -------     -------   -----------   -----------  --------------
                1987        $5.75        1,500         1,500          0.1
                1988         3.63        5,500         5,500          1.1
                1989         2.88       15,000        15,000          2.5
                1991         0.81       59,000        59,000          4.3
                1992         1.13       20,000        20,000          5.1
                1993         0.63       38,000        28,500          6.3
                1994         0.25       92,000        46,000          8.0
                1995         1.07       25,000        25,000          8.0
                1995         0.40      412,500       206,250          8.7
                1995         0.75      169,200        42,300          8.7
                1996         0.56      131,500             0         10.0
                                       -------       -------
                                       969,200       449,050
                                       =======       =======

Remaining non-exercisable options as of January 1, 1997 become exercisable as follows:
                1997              210,800
                1998              201,300
                1999              75,175
                2000              32,875
                                 -------
                                 520,150
                                 =======

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------


Cerberus Partners, L.P., hold detachable warrants to purchase 700,000 shares of the Company's common stock at $.40 per share at any time prior to October 1, 2003. The estimated fair value of the warrants retired as of December 18, 1996 (the date of the retirement of the Cerberus Notes) of $63,000 was recorded as a decrease to additional paid-in capital and included in the gain from early retirement of debt.

The Company's Board of Directors is authorized to set the various rights and preferences for the Company's Preferred Stock, including voting, conversion, dividend and liquidation rights and preferences, at the time shares of Preferred Stock are issued. As of January 1, 1997 there were no shares of Preferred Stock issued.

RIGHTS PLAN

On March 18, 1997, Family Steak Houses of Florida, Inc. ("FSH") entered into a Rights Agreement (the "Rights Agreement") with ChaseMellon Shareholder Services, LLC and declared a dividend of rights to purchase Junior Participating Preferred Stock of the Company ("Rights") to shareholders of record as of March 19, 1997.

Each Right will initially entitle the registered holder to purchase from FSH a unit consisting of one one-hundredth of a share (a "Unit") of Junior Participating Preferred Stock of the Company ("Preferred Stock") at $5.00 per Unit, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are contained in the Rights Agreement. As long as the Rights are attached to the common stock of FSH ("FSH Common Stock") and in certain other circumstances specified in the Rights Agreement, one Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered with each share of FSH Common Stock issued or transferred by FSH in the future.

The Rights will be exercisable and will trade separately from the FSH Common Stock upon the tenth business day after (i) the date of public announcement that a person or group have become the beneficial owners of 15% or more of the outstanding shares of FSH Common Stock (an "Acquiring Person"), or (ii) such later date determined by the Board of Directors after the first public announcement of a tender or exchange offer, which, upon consummation, would result in a person or a group being the beneficial owner of 15% or more of the outstanding shares of common stock, or (iii) after a majority of the Board who are not officers of FSH have determined that a person is an Adverse Person (as defined in the Rights Agreement).

If (i) a person becomes the beneficial owner of 15% or more of the then outstanding shares of FSH Common Stock or voting power (except pursuant to certain business combinations or an offer for all outstanding shares of FSH Common Stock and all other voting securities which the independent and disinterested directors of FSH determine to be fair to and otherwise in the best interests of FSH and its shareholders) or (ii) any person is determined to be an Adverse Person, then each holder of a Right (with the exception of an Adverse or Acquiring Person) will thereafter have the right to receive, upon exercise, FSH Common Stock having a value equal to no less than two times the exercise price of the Right, which is $5.00, subject to adjustment.

FSH may redeem each Right for $0.001 at any time before the earliest of (i) ten business days after a person or group becomes an Acquiring Person, (ii) ten business days after the Board's determination that a person is an Adverse Person, or (iii) March 17, 2007.

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

The profit sharing plan includes a 40l(K) feature by which employees can defer, by payroll deduction only, l% to l5% of their annual compensation not to exceed $9,500 in 1996.

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------


The plan provides for a Company matching contribution of $.25 per dollar of the first 6% of employee deferral. The Company's matching contribution was $32,050 in 1996, $43,173 in 1995 and $38,400 in 1994. Employees vest in Company contributions based on the following schedule:

--------------------------------------------------------------------------------
        Years of Service        Vesting Percentage
--------------------------------------------------------------------------------
        Less than 3                      0%
        3                               20%
        4                               40%
        5                               60%
        6                               80%
        7                              l00%

NOTE 9. INVESTMENT IN JOINT VENTURES

In December 1994, the Company formed a new subsidiary, Family Steak JV, Inc. which acquired a 50% ownership in a limited liability company, Cross Creek Barbeque, L.C. ("Cross Creek"), for the purpose of opening a new restaurant. The Company contributed the equipment to Cross Creek and the other 50% owner of Cross Creek contributed the cash necessary to remodel and open the new Cross Creek restaurant. As a result of unsatisfactory operating performance, the Company sold its interest in the Cross Creek restaurant in July 1995. A Company subsidiary leased the land and building to Cross Creek until May 1996, when it sold them at a gain of approximately $5,000.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Lease Obligations

At January 1, 1997, the Company is committed under the terms and conditions of real and personal property operating leases for minimum rentals aggregating $2,294,000 plus insurance, common area expenses and taxes. The Company has various renewal options on these leases covering periods of five to twenty years.

In September 1996, the Company entered into a twenty year lease agreement with two five year renewal options for a restaurant building. The total costs of the assets covered by the lease amount to $1,087,400 at January 1, 1997. Interest is computed at an annual rate of 10.65%.

Future minimum lease obligations are under noncancelable capital lease and operating leases consist of the following as of January 1, 1997:

--------------------------------------------------------------------------------
                                                    Capital          Operating
                                                     Lease            Leases
--------------------------------------------------------------------------------
        1997                                        $115,400        $ 268,600
        1998                                         115,400          259,500
        1999                                         115,400          209,900
        2000                                         115,400          162,300
        2001                                         115,400          113,100
        Future years                               2,180,600        1,280,600
                                                   ---------        ---------
        Total minimum lease payments              $2,757,600       $2,294,000
                                                                   ==========
        Amounts representing interest             (1,696,500)
                                                  ----------
        Present value of net minimum
         payments                                  1,061,100
        Current portion                               (2,500)
                                                  ----------
        Long-term capitalized lease obligations   $1,058,600
                                                  ==========

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------


Rental expense for operating leases for the years ended January 1, 1997, January 3, 1996 and December 28, 1994 was approximately $380,500, $419,200 and $447,100 respectively. Contingent rental payments, for the years ended January 1, 1997, January 3, 1996 and December 28, 1994 were approximately $0, $5,500 and $7,000 respectively.

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

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents - For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investments - The Company's investments consist of certificates of deposit and bankers' acceptances for which the carrying amount is a reasonable estimate of fair value.

Mortgage Receivables - The fair value of mortgage receivables is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The Company believes the carrying amount is a reasonable estimate of fair value.

Debt - Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt instruments. The Company believes the carrying amount is a reasonable estimate of such fair value.

NOTE 12. SUBSEQUENT EVENTS (UNAUDITED)

On March 6, 1997 the Company received notification of an unsolicited tender offer from Bisco Industries, Inc. to purchase up to 2,600,000 shares of the Company's outstanding common stock at $.90 per share. On March 19, 1997 the Company's Board of Directors and management completed their evaluation of the offer and determined the offer inadequate and not in the best interest of the shareholders.

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------


                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Family Steak Houses of Florida, Inc.

We have audited the accompanying consolidated balance sheets of Family Steak Houses of Florida, Inc. and subsidiaries as of January 1, 1997 and January 3, 1996 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended January 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Family Steak Houses of Florida, Inc. and subsidiaries as of January 1, 1997 and January 3, 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 1997 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the Consolidated Financial Statements, in 1996 the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and No. 123, "Accounting for Stock-Based Compensation".







Deloitte & Touche LLP

Jacksonville, Florida
February 27, 1997

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

Family Steak Houses of Florida, Inc.'s independent certified public accountants, Deloitte & Touche LLP, have audited the accompanying consolidated financial statements for 1996. The objective of their audit, performed in accordance with generally accepted auditing standards, is to express an opinion on the fairness, in all material respects, of the Company's consolidated financial position, results of its operations and its cash flows in accordance with generally accepted accounting principles. They consider the internal control structure to the extent considered necessary to determine the audit procedures required for the purpose of expressing their opinion on the consolidated financial statements.

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------


             Corporate Listing Family Steak Houses of Florida, Inc.

Corporate Officer and Directors

Lewis E. Christman, Jr.                                      (photo)
President, Chief Executive
Officer, Director

Edward B. Alexander                                          (photo)
Chief Financial Officer and Director

Michael J. Walters                                           (photo)
Corporate Secretary

Robert Martin                                                (photo)
Director
Consultant to the Company

Joseph M. Glickstein, Jr.                                    (photo)
Director
Partner, Glickstein & Glickstein

Richard M. Gray                                              (photo)
Director
Partner, Gray & Kelley

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------


Independent Certified Public Accountants

Deloitte & Touche LLP
Suite 2801, Independent Square
One Independent Drive
Jacksonville, FL 32202-5034




General Counsel

Mahoney Adams & Criser, P.A.
3400 Barnett Center
50 North Laura Street
P.O. Box 4099
Jacksonville, FL 32201

Transfer Agent/Rights Agent

Chase Mellon Shareholder Services
Four Station Square
Third Floor
Pittsburg, PA 15219-1173

Executive Office

Family Steak Houses of Florida, Inc.
2113 Florida Boulevard
Neptune Beach, FL 32266


Form 10-K
A copy of the Company's Annual Report on Form 10-K for fiscal 1996, as filed with the Securities and Exchange Commission, may be obtained by writing to:
Corporate Secretary
Family Steak Houses of Florida, Inc.
2113 Florida Boulevard
Neptune Beach, FL 32266

Annual Meeting

The annual meeting will be held at:
Sea Turtle Inn
One Ocean Boulevard
Atlantic Beach, FL 32233
Tuesday, June 17 at 10:00 a.m.

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------


Common Stock Data

The Company's common stock is traded on the NASDAQ National Market System under the trading symbol "RYFL". As of March 5, 1997, there were approximately 2,703 shareholders of record, not including individuals holding shares in street names. The closing sale price for the Company's stock on March 5, 1997 was $.88.

The Company has never paid cash dividends on its common stock and is not allowed to pay dividends under its loan agreements. Management of the Company presently intends to retain all available funds for expansion of the business.

The quarterly high and low closing prices of the Company's common stock are as shown below:


                          Market Price of Common Stock
                          ----------------------------

                         1996                          1995
        Quarter          High           Low            High           Low
        -------          ----           ---            ----           ---

          First          31/32          5/8            15/16          9/32
          Second         29/32          9/16           15/16          9/16
          Third          3/4            17/32          1              11/16
          Fourth         23/32          7/16           1 3/16         5/8