Form 10-K, Exhibit 13
period 1997-12-31
FAMILY STEAK HOUSES OF FLORIDA INC
filed 1998-03-31
CIK 784539

FAMILY STEAK HOUSES OF FLORIDA, INC.

CORPORATE PROFILE

About The Company

Family Steak Houses of Florida, Inc. is the sole franchisee of Ryan's Family Steak House restaurants in the state of Florida. The Company's first restaurant was opened in Jacksonville, Florida in May 1982. The Company presently operates 25 Ryan's restaurants in Florida, including seven in the Jacksonville area.

A Ryan's Family Steak House restaurant is a family-oriented restaurant serving high-quality, reasonably priced food in a casual atmosphere with server-assisted service. The restaurants feature scatter bars or a self-service Mega BarTM, bakery dessert bars, and table service of meals and drink refills. Each restaurant serves cuts of charbroiled steaks and hamburgers, seafood and various chicken entrees. In addition to traditional salad bar items, the scatter bars or Mega BarsTM include a variety of hot meats and vegetables, as well as a variety of pre-made salads and cheeses. The bakery bar consists of fresh baked products such as hot yeast rolls, a variety of muffins, sweet rolls, brownies and cookies. Other selections include cobblers, fresh fruit, candy, cheesecake, pudding, ice cream, lowfat yogurt and a wide variety of dessert toppings. The bakery bar is included in the customer's meal price, and items can also be purchased for take-home.

Ryan's Locations:

     Jacksonville (6)            Lakeland (2)                 Gainesville (1)
     Orange Park (1)             Apopka (1)                   Hudson (1)
     Ocala (1)                   Winter Haven (1)             New Port Richey(1)
     Tampa (2)                   Tallahassee (1)              Daytona Beach (1)
     Orlando (2)                 Melbourne (1)                Clearwater (1)
     Lake City (1)               Brooksville (1)


                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------




                      [THIS PAGE INTENTIONALLY LEFT BLANK]




                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Dear Shareholders:

Family Steak Houses of Florida, Inc. survived a difficult year in which we were beset with problems; an unsolicited tender offer by Bisco Industries, exceptionally high store management turnover, severe competition from our competitors with new and attractive facilities and new regulations by Nasdaq that required us to effect a reverse split of 1-for-5 shares in order to remain listed on Nasdaq. We also made the decision to write-down the book value of our under-performing store located on Orange Blossom Trail in Orlando, Florida, by $550,000. This, of course, is included as a charge on the Company's profit and loss statement.

We are pleased to tell you that in spite of our problems, we believe we are poised for a successful 1998!

The problems with Bisco Industries have been resolved by the execution of a Standstill and Settlement Agreement for a one-year term. Mr. Glen Ceiley, President of Bisco, will join the Company's Board of Directors, along with Mr. Jay Conzen. We are pleased to have the opportunity to use the experience of these new board members to move our Company forward.

We are implementing a 5-day workweek for our restaurant managers in an effort to improve quality of life, and by so doing have reduced the turnover in these ranks. Turnover in these management positions adversely affects the profit and loss statements for the restaurants in which the turnover occurs. We hired a number of new managers in order to implement this program. Additionally, the improved quality of life we now offer to our restaurant managers affords us an opportunity to recruit and employ highly professional managers.

The entire management team in the restaurants and the corporate office have committed to raising our standards by increasing efforts to afford our customers the very best quality of food available. We are also committed and dedicated to improving service to our customers, which is already second to none.

We are continuing to remodel our restaurants, and we have enjoyed outstanding success in the restaurants we have recently remodeled. The remodeled restaurants have recorded more than a 20% gain so far over the prior year's sales.

We are in the process of opening a new restaurant in Leesburg, Florida, which we plan to open by June 1998. We will also begin construction of another new restaurant in Deland, Florida sometime in May 1998. Our Franchisor, Ryan's, Inc., supplied the plans and specifications for this restaurant at no cost to the Company. We are pleased to report that they will in all probability be the general contractor for this restaurant.

The Company is continuing to market under-performing restaurants, and as these are sold we plan to replace them with new restaurants on sites that offer much higher volume and profit potential. Ryan's, Inc. has been invaluable with their assistance in locating new and viable sites for the Company's new restaurants.

The Company is also marketing all land held for sale. We currently have a contract on a parcel located in Titusville, Florida, and plan to make good use of the funds that have been lying fallow in property unsuited for our restaurants.

Finally, the Company has engaged J.H. Chapman Group LLC, an investment banking firm, to explore all strategic opportunities that will increase shareholder value. J.H. Chapman is located in Chicago, Illinois, and specializes in the restaurant industry nationally.

We believe we are on course for a successful year in 1998, and we sincerely appreciate the support of our shareholders during a difficult year in 1997.


                                          Sincerely,


                                          /s/ Lewis E. Christman, Jr.

                                          Lewis E. Christman, Jr.
                                          President and Chief Executive Officer

                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

                                                    Five Year Financial Summary
------------------------------------------------------------------------------------------------------------------------------------
                                                                     1997          1996         1995(1)        1994          1993
------------------------------------------------------------------------------------------------------------------------------------
Selected Income Statement Data:                                      (in thousands, except per share data)
Sales                                                              $ 36,978      $ 37,978      $ 42,105      $ 44,849      $ 48,525
Cost and expenses:
   Food and beverage                                                 14,642        15,090        16,591        18,174        19,534
   Payroll and benefits                                              10,516        10,538        11,412        12,097        13,372
   Depreciation and amortization                                      1,751         1,663         1,720         1,961         2,560
   Other operating expenses                                           6,070         5,953         6,313         6,412         7,055
   General and administrative expenses                                2,681         2,220         2,452         2,899         2,159
   Franchise fees                                                     1,108         1,139         1,263         1,561         2,207
   Asset valuation charge                                               550            --            --            --            --
   (Income) costs from closed restaurants                                --            --          (303)        1,392         2,557
   Loss on disposition of equipment                                     146            57           198            86            21
                                                                   --------      --------      --------      --------      --------
                                                                     37,464        36,660        39,646        44,582        49,465

             (Loss) earnings from operations                           (486)        1,318         2,459           267          (940)
Interest and other income                                               438           465           536           123            79
Gain on sale of restaurant                                               --            --           159            --            --
Gain on sale of property held for sale                                   --            --            31            --            --
Write-down of properly held for sale                                     --            --            --          (465)          (91)
Interest expense                                                     (1,577)       (1,516)       (1,694)       (1,980)       (2,110)
                                                                   --------      --------      --------      --------      --------

       (Loss) earnings before income taxes,
           and extraordinary item                                    (1,625)          267         1,491        (2,055)       (3,062)
(Benefit) provision for income taxes                                   (201)           53           147          (274)         (978)
                                                                   --------      --------      --------      --------      --------

       Net (loss) earnings before extraordinary item                 (1,424)          214         1,344        (1,781)       (2,084)

Extraordinary item - gain on early extinguishment
   of debt, net of income taxes of $88,700                               --           348            --            --            --
                                                                   --------      --------      --------      --------      --------
Net (loss) earnings                                                $ (1,424)     $    562      $  1,344      $ (1,781)     $ (2,084)
                                                                   ========      ========      ========      ========      ========

Basic earnings per share: (2)
   (Loss) earnings before extraordinary item                       $  (0.65)     $   0.10      $   0.62      $   0.83      $  (0.98)
   Extraordinary item - gain on early
      extinguishment of debt                                             --          0.16            --            --            --
                                                                   --------      --------      --------      --------      --------
Net (loss) earnings                                                $  (0.65)     $   0.26      $   0.62      $   0.83      $  (0.98)
                                                                   ========      ========      ========      ========      ========

Diluted earnings per share: (2)
   (Loss) earnings before extraordinary item                       $  (0.65)     $   0.09      $   0.57      $   0.83      $  (0.98)
   Extraordinary item - gain on early
      extinguishment of debt                                             --          0.15            --            --            --
                                                                   --------      --------      --------      --------      --------
Net (loss) earnings                                                $  (0.65)     $   0.24      $   0.57      $   0.83      $  (0.98)
                                                                   ========      ========      ========      ========      ========

Selected Balance Sheet Data:
Land and net property and equipment                                $ 26,300      $ 26,350      $ 26,837      $ 26,896      $ 29,505
Total assets                                                         30,333        32,803        31,260        32,809        35,095
Long-term debt                                                       14,403        15,107        14,420        16,305            14
Current portion of long-term debt                                       279           333         1,580           851        17,269
Shareholders' equity                                                 10,644        11,998        11,460         9,993        11,743

Selected Operating Data:
Current ratio                                                           0.6           0.9           0.4           0.6           0.1
Working capital (deficit)                                          $ (1,795)     $   (617)     $ (3,285)     $ (2,673)     $(20,089)
Cash provided by operating activities                                   626         1,645         2,135         3,096         3,979
Property and equipment additions                                      2,304         1,768         2,600         1,796         1,558

----------------
(1)  Fifty-three week period.

(2) Per share amounts have been retroactively adjusted to reflect a 1-for-5 reverse stock split effected in March, 1998.

                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

Shown for the years indicated are (i) items in the statements of operations as a percent of sales, (ii) operating expense items in the statements of operations as a percent of sales and (iii) the number of restaurants open at the end of each year.

--------------------------------------------------------------------------------
                                                                   Percentage
                                                                  Change Versus
                                                                   Prior Year
                                                                 ---------------
                                                                  1997    1996
                                                                   vs      vs
                        1997           1996          1995         1996    1995
--------------------------------------------------------------------------------

Sales               $36,977,800    $37,977,600    $42,105,400    (2.6)%   (9.8)%
                    ===========    ===========    ===========    ====     ====
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Net Change
                                                                                                                   In Percentage
                                                                                                               ---------------------
                                                                              Percent of Sales                  1997          1996
                                                                    -----------------------------------          vs            vs
                                                                     1997           1996          1995          1996          1995
------------------------------------------------------------------------------------------------------------------------------------
Cost and expenses:
   Operating expenses                                                89.1%          87.6%         85.6%          1.5           2.0
   General and administrative expenses                                7.3            5.8           5.8           1.5            --
   Asset valuation charge                                             1.5             --            --           1.5            --
   Franchise fees                                                     3.0            3.0           3.0            --            --
   Closed restaurant costs                                             --             --          (0.7)           --           0.7
   Loss on disposition of property
      and equipment                                                   0.4            0.1           0.5           0.3          (0.4)
                                                                    -----          -----         -----         -----         -----
                                                                    101.3           96.5          94.2           4.8           2.3
                                                                    -----          -----         -----         -----         -----
   (Loss) earnings from operations                                   (1.3)           3.5           5.8          (4.8)         (2.3)
Interest and other income                                             1.2            1.2           1.3            --          (0.1)
Gain on sale of restaurant and property
   held for sale                                                       --             --           0.5            --          (0.5)
Interest expense                                                     (4.3)          (4.0)         (4.0)         (0.3)           --
                                                                    -----          -----         -----         -----         -----
   (Loss) earnings before income taxes
      and extraordinary item                                         (4.4)           0.7           3.6          (5.1)         (2.9)
(Benefit) provision for income taxes                                 (0.5)           0.1           0.4          (0.6)         (0.3)
                                                                    -----          -----         -----         -----         -----
   Net (loss) earnings before extraordinary
      item                                                           (3.9)           0.6           3.2          (4.5)         (2.6)
Extraordinary item - gain on early
   extinguishment of debt, net of
   income taxes of $88,700                                             --            0.9            --          (0.9)          0.9
                                                                    -----          -----         -----         -----         -----
   Net (loss) earnings                                               (3.9)%          1.5%          3.2%         (5.4)%        (1.7)%
                                                                    =====          =====         =====         =====         =====
Operating expenses:
   Food and beverage                                                 39.6%          39.7%         39.4%         (0.1)%         0.3%
   Payroll and benefits                                              28.4           27.8          27.1           0.6           0.7
   Depreciation and amortization                                      4.7            4.4           4.1           0.3           0.3
   Other operating expenses                                          16.4           15.7          15.0           0.7           0.7
                                                                    -----          -----         -----         -----         -----
                                                                     89.1%          87.6%         85.6%        1.5 %           2.0%
                                                                    =====          =====         =====         =====         =====
Restaurants open at end of year                                        25             24            24
                                                                    =====          =====         =====

                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

1997 Compared to 1996

For the year ended December 31, 1997, total sales decreased 2.6% compared to 1996. The sales decline in 1997 compared to 1996 consisted of the following components:

--------------------------------------------------------------------------------
                                                                     % Change
                                                                     from 1996
                         1997            1996          Change       Total Sales
--------------------------------------------------------------------------------

Same-Store Sales      $34,936,600    $37,977,600    $(3,041,000)      (8.0%)
New Restaurant          2,041,200                     2,041,200        5.4%
                      -----------    -----------    -----------       ----
Total Sales           $36,977,800    $37,977,600    $  (999,800)      (2.6%)
                      ===========    ===========    ===========       ====

Management believes that the decrease in same-store sales (sales in restaurants that have been open for at least 18 months during comparable weeks during the current and prior year) is primarily due to the effects of increasing competition, including several new restaurants opened by competitors in areas close to Company restaurants.

Due primarily to the negative effects of increasing competition on the Company's sales and profitability, in March 1998 the Company announced that it had retained an investment banking firm specializing in the restaurant industry to assist the Company in identifying and evaluating strategic opportunities which would enhance shareholder value. The Company intends to evaluate any strategic opportunities recommended by the investment banking firm, and to pursue such strategies it deems appropriate. However, there can be no assurance that a restructuring or transaction will result from this process.

Management plans to sell restaurants which are not meeting sales and profit expectations, and has listed six restaurants for sale. Proceeds from any sales of restaurants would be used either to build new restaurants with more competitive facilities in superior locations, or to reduce long-term debt.
Management also plans to improve sales trends by focusing on improving restaurant operations and by remodeling certain restaurants. Three restaurants have been remodeled with new scatter bars since October 1997, and have resulted in same-store sales gains at these restaurants in excess of 20% since the remodeling. There can be no assurance, however, that this increase in sales will be maintained. Management is considering remodeling two additional restaurants in 1998 with scatter bars. Currently, 18 of the Company's 25 restaurants have scatter bars.

In January 1998, the Company entered into a lease agreement for a new restaurant expected to be opened in June 1998. The Company has also entered into an agreement, subject to its ability to obtain a building permit, to purchase land for another restaurant scheduled to open sometime in 1998. Management intends to continue to search for new restaurant sites and develop and open new restaurants, subject to available financing (see "Liquidity and Capital Resources").

The operating expenses of the Company's restaurants include food and beverage, payroll and benefits, depreciation and amortization, and other operating expenses, which include repairs, maintenance, utilities, supplies, advertising, insurance, property taxes, rents and licenses. The Company's food, beverage, payroll and benefits costs are believed to be higher than the industry average as a percentage of sales as a result of the Company's philosophy of providing customers with high value of food and service for every dollar a customer spends. In total, food and beverage, payroll and benefits, depreciation and amortization and other operating expenses as a percentage of sales increased to 89.1% in 1997 from 87.6% in 1996, primarily due to the decline in same-store sales.

                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Food and beverage costs as a percentage of sales decreased from 39.7% in 1996 to 39.6% in 1997. Payroll and benefits as a percentage of sales increased from 27.8% in 1996 to 28.4% in 1997. The Company experienced unusually high management turnover in 1997, resulting in higher than expected training costs for new manager hires, as well as operational difficulties. In an attempt to reduce turnover, management decided to increase the number of restaurant managers in order to provide the Company's managers with a five-day work week and a higher quality of life, and therefore improve management retention and customer service. This increase in number of restaurant managers contributed to higher payroll and benefits costs in 1997 as compared to 1996. In addition, the decline in same store sales resulted in an increase in payroll as a percentage of sales, since a significant amount of payroll cost is a fixed cost.

Other operating expenses as a percentage of sales increased from 15.7% in 1996 to 16.4% in 1997, primarily due to increased fixed operating expenses (as a percentage of sales) resulting from the decline in same store sales. Depreciation and amortization increased as a percentage of sales in 1997 compared to 1996, as a result of additions to property and equipment over the last 24 months and to the decline in comparable store sales.

General and administrative expenses as a percentage of sales increased to 7.3% in 1997 from 5.8% in 1996. The increase was primarily due to approximately $375,000 in costs associated with the Bisco takeover attempt (see Note 13 to the consolidated financial statements), sales tax expenses incurred and accrued for under a Florida sales tax audit, and the decline in same-store sales. The expenses incurred in opposing the Bisco takeover attempt relate to, among other things, the preparation and mailing of materials in opposition to the Bisco consent solicitation and tender offer and the Ceiley shareholder proposal, litigation filed by the Company against Bisco, and the attendant fees paid for legal advice and proxy solicitation. As discussed in Note 13, in February 1998, the Company entered into a Standstill and Settlement Agreement with Bisco.

The Company recognized an asset valuation charge of $550,000 in 1997 in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The charge was based upon a financial review of all Company-owned restaurants and applied to one underperforming restaurant held for sale.

Interest expense increased from $1,516,300 during 1996 to $1,576,700 in 1997. The increase was due to interest costs associated with a new restaurant opened in January 1997.

The effective income tax rates for the year ended December 31, 1997 and January 1, 1997 were (12.4%) and 20.1%, respectively. The increase in the valuation allowance in deferred tax assets in 1997 and the use of certain deferred tax assets which had previously been reserved in 1996 resulted in the lower than statutory effective rates for those periods.

In December 1996, the Company realized a gain on early extinguishment of debt of $348,500, net of income taxes. The gain was accounted for as an extraordinary item (see Note 6 to the consolidated financial statements).

Net loss for 1997 was $1,423,900, compared to net earnings of $562,200 in 1996. Loss per share assuming dilution was $.61 for 1997, compared to net earnings per share assuming dilution of $.24 in 1996.

                                     Ryan's
================================================================================

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

RESULTS OF OPERATIONS

1996 Compared to 1995

For the year ended January 1, 1997, total sales decreased 9.8% compared to 1995, due to declines in same-store sales and one less week in fiscal year 1996 compared to 1995. The sales decline in 1996 compared to 1995 consisted of the following components:

--------------------------------------------------------------------------------
                                                                      % Change
                                                                      from 1995
                            1996            1995          Change     Total Sales
--------------------------------------------------------------------------------

Same-Store Sales         $37,977,600    $41,361,900    $(3,384,300)     (8.0%)
Extra Week Sales*                  0        743,500       (743,500)     (1.8%)
                         -----------    -----------    -----------      ----
Total Sales              $37,977,600    $42,105,400    $(4,127,800)     (9.8%)
                         ===========    ===========    ===========      ====

----------
*1995 was a 53-week period, 1996 was a 52-week period.

Food and beverage costs as a percentage of sales increased to 39.7% in 1996 from 39.4% in 1995, primarily due to higher produce and dairy product costs. Payroll and benefits as a percentage of sales increased from 27.1% in 1995 to 27.8% in 1996, primarily due to the decline in same-store sales. Other operating expenses as a percentage of sales increased from 15.0% in 1995 to 15.7% in 1996, primarily due to higher repair and maintenance costs and the decline in same-store sales. Depreciation and amortization increased as a percentage of sales in 1996 compared to 1995, as a result of the decline in same-store sales.

General and administrative expenses as a percentage of sales were 5.8% in 1996 and 1995. Franchise fees were 3.0% of sales in 1996 and 1995 in accordance with the Company's amended Franchise Agreement with Ryan's Family Steak Houses, Inc. (the "Franchisor"). (See Note 4 to the consolidated financial statements.)

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

Interest expense decreased from $1,693,800 during 1995 to $1,516,300 in 1996. The decrease was due primarily to lower outstanding principal balances, resulting from principal payments made throughout 1996.

The effective income tax rates for the year ended January 1, 1997 and January 3, 1996 were 20.1% and 9.9%, respectively. Certain deferred tax assets were utilized in both years, resulting in the lower than statutory effective rates for 1995 and 1996.

In December 1996, the Company realized a gain on early extinguishment of debt of $348,500, net of income taxes. The gain was accounted for as an extraordinary item (see Note 6 to the consolidated financial statements).

Net earnings for 1996 were $562,200 compared to $1,344,200 in 1995. Earnings per share assuming dilution were $.24 for 1996, compared to $.57 in 1995.

                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

Substantially all of the Company's revenues are derived from cash sales. Inventories are purchased on credit and are converted rapidly to cash. Therefore, the Company does not carry significant receivables or inventories and, other than the repayment of debt, working capital requirements for continuing operations are not significant.

At December 31, 1997, the Company had a working capital deficit of $1,794,700 compared to a working capital deficit of $616,800 at January 1, 1997. The increase in the working capital deficit in 1997 was primarily due to the net loss incurred by the Company in 1997.

Cash provided by operating activities decreased to $626,100 in 1997 from $1,645,000 in 1996, primarily due to the net loss in 1997, compared to net earnings in 1996. Cash provided by operating activities decreased from $2,135,300 in 1995 to $1,645,000 in 1996 due to lower earnings in 1996.

The Company spent approximately $2,741,000 in 1997, $1,356,000 in 1996 and $2,600,000 in 1995 for new restaurant construction, restaurant remodeling and equipment. Capital expenditures for 1998, based on present costs and plans for capital improvements, are estimated to be $3,400,000. The Company projects that proceeds from the Company's financing agreements (described below), and cash generated from operations will be sufficient to fund these improvements.

In December 1996, the Company entered into a Loan Agreement with FFCA Mortgage Corporation ("FFCA"). The Loan Agreement governs eighteen Promissory Notes payable to FFCA totalling $14,681,400 at December 31, 1997. Each Promissory Note is secured by a mortgage on a Company restaurant property. The Promissory Notes provide for a term of twenty years and an interest rate equal to the thirty-day LIBOR rate plus 3.75%, adjusted monthly. In November 1997 the Company prepaid one of the Promissory Notes in full in the amount of approximately $440,000. The Loan Agreement provides for various covenants, including the maintenance of prescribed debt service coverages.

The Company used the proceeds of the FFCA loan to retire its Notes with Cerberus Partners, L.P. ("Cerberus") and its loan with the Daiwa Bank Limited and SouthTrust Bank of Alabama, N.A. The Company realized a discount on the retirement of the Cerberus Notes, which was partially offset by unamortized debt issuance costs. The resulting gain of $348,500, net of income taxes, was accounted for in 1996 as an extraordinary item. In addition, the Company retired warrants for 210,000 shares of the Company's common stock previously held by Cerberus. Cerberus continues to hold warrants to purchase 140,000 shares of the Company's common stock at an exercise price of $2.00 per share.

Also in December 1996, the Company entered into a separate loan agreement with FFCA under which it may borrow up to an additional $4,640,000. This additional financing would be evidenced by four additional Promissory Notes secured by mortgages on four Company restaurant properties. The term and interest rate of this loan agreement are identical to the loan agreement described above. The Company borrowed $1,290,000 under this agreement in February 1998, secured by a mortgage on one restaurant property. The availability of new borrowings under this agreement is currently scheduled to expire in June 1998.

                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

IMPACT OF INFLATION

Costs of food, beverage, and labor are the expenses most affected by inflation in the Company's business. Although inflation in recent years has been low and accordingly has not had a significant impact on the Company in the past, there can be no assurance that inflation will not increase and impact the Company in the future. A significant portion of the Company's employees are paid by the federally established statutory minimum wage. On August 8, 1996, President Clinton signed into law a bill which raised the federally mandated minimum wage by $.50 per hour on October 1, 1996, and by an additional $.40 per hour on September 1, 1997. Future changes in the federal minimum wage may impact the Company's payroll and benefits costs.

The Company raised sales prices approximately 1.0% in 1997 in order to offset the effect of higher payroll and benefit costs. Sales prices were increased approximately 3.0% in 1996 and 2.5% in 1995.

INFORMATION SYSTEMS AND THE YEAR 2000

The Company initiated the process of preparing its computer systems and applications for the year 2000 in January 1998. This process involves modifying or replacing certain hardware and software maintained by the Company as well as communicating with external service providers to ensure that they are taking the appropriate action to remedy their Year 2000 issues. Management expects to have substantially all of the system and application changes completed by the end of 1999 and believes that its level of preparedness is appropriate.

The Company estimates that the total cumulative cost of the project could range as high as $500,000, which includes both internal and external personnel costs related to modifying the systems as well as the cost of purchasing or leasing certain hardware and software. Purchased hardware and software will be capitalized in accordance with normal policy. Personnel and all other costs related to the project are being expensed as incurred.

The costs of the project and the expected completion dates are based on management's best estimates.

                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Consolidated Statements of Operations

---------------------------------------------------------------------------------------------------------------
                                                                                For The Years Ended
                                                                   --------------------------------------------
                                                                    December 31,    January 1,      January 3,
                                                                       1997             1997          1996
---------------------------------------------------------------------------------------------------------------
Sales                                                               $36,977,800     $37,977,600     $42,105,400

Cost and expenses:
   Food and beverage                                                 14,642,500      15,089,500      16,591,300
   Payroll and benefits                                              10,516,000      10,537,500      11,411,700
   Depreciation and amortization                                      1,750,700       1,662,500       1,719,900
   Other operating expenses                                           6,069,700       5,953,400       6,313,000
   General and administrative expenses                                2,680,900       2,220,200       2,452,300
   Franchise fees                                                     1,108,400       1,138,600       1,263,200
   Asset valuation charge                                               550,000              --              --
   Income from closed restaurants                                            --              --        (303,200)
   Loss on disposition of equipment                                     146,200          57,400         197,800
                                                                   ------------    ------------    ------------
                                                                     37,464,400      36,659,100      39,646,000
                                                                   ------------    ------------    ------------

      (Loss) earnings from operations                                  (486,600)      1,318,500       2,459,400

Interest and other income                                               437,900         465,100         535,600
Gain on sale of restaurant                                                   --              --         158,600
Gain on sale of property held for sale                                       --              --          31,500
Interest expense                                                     (1,576,700)     (1,516,300)     (1,693,800)
                                                                   ------------    ------------    ------------

      (Loss) earnings before income taxes and extraordinary item     (1,625,400)        267,300       1,491,300
(Benefit) provision for income taxes                                   (201,500)         53,600         147,100
                                                                   ------------    ------------    ------------
      Net (loss) earnings before extraordinary item                  (1,423,900)        213,700       1,344,200

Extraordinary item - gain on early extinguishment
   of debt, net of income taxes of $88,700                                   --         348,500              --
                                                                   ------------    ------------    ------------
      Net (loss) earnings                                           ($1,423,900)       $562,200      $1,344,200
                                                                   ============    ============    ============

Basic earnings per share:
      Net (loss) earnings before extraordinary item                      ($0.65)          $0.10          $0.61
      Extraordinary item - gain on early extinguishment of debt              --           $0.16              --
                                                                   ------------    ------------    ------------
      Net (loss) earnings                                                ($0.65)          $0.26          $0.61
                                                                   ============    ============    ============

Diluted earnings per share:
      Net (loss) earnings before extraordinary item                      ($0.65)          $0.09          $0.57
      Extraordinary item - gain on early extinguishment of debt              --           $0.15              --
                                                                   ------------    ------------    ------------
      Net (loss) earnings                                                ($0.65)          $0.24          $0.57
                                                                   ============    ============    ============

See accompanying notes to consolidated financial statements.

                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Consolidated Balance Sheets

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                December 31, 1997    January 1, 1997
------------------------------------------------------------------------------------------------------------------------------------
                                                          ASSETS
Current assets:
   Cash and cash equivalents                                                                            $696,000        $1,750,800
   Investments                                                                                          600,300          1,093,100
   Receivables                                                                                           93,200            566,100
   Income taxes receivable                                                                              297,900                 --
   Current portion of mortgages receivable                                                              124,900            120,600
   Inventories                                                                                          280,500            202,300
   Prepaids and other current assets                                                                    311,200            247,200
                                                                                                   ------------       ------------
      Total current assets                                                                            2,404,000          3,980,100

Mortgages receivable                                                                                    308,700          1,089,100

Property and equipment:
   Land                                                                                               9,088,300          9,089,200
   Buildings and improvements                                                                        19,908,900         19,676,500
   Equipment                                                                                         13,151,600         12,240,400
                                                                                                   ------------       ------------
                                                                                                     42,148,800         41,006,100
   Accumulated depreciation                                                                         (15,848,500)       (14,656,200)
                                                                                                   ------------       ------------
      Net property and equipment                                                                     26,300,300         26,349,900

Property held for sale                                                                                  552,800            552,800
Other assets, principally deferred charges,
   net of accumulated amortization                                                                      767,000            831,600
                                                                                                   ------------       ------------
                                                                                                    $30,332,800        $32,803,500
                                                                                                   ============       ============

                                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                                  $1,287,000         $1,183,000
   Accounts payable - construction                                                                           --            411,800
   Accrued liabilities                                                                                2,630,300          2,582,100
   Income taxes payable                                                                                      --             84,800
   Current portion of long-term debt                                                                    278,900            332,700
   Current portion of obligation under capital lease                                                      2,500              2,500
                                                                                                   ------------       ------------
      Total current liabilities                                                                       4,198,700          4,596,900

Long-term debt                                                                                       14,402,800         15,107,200
Obligation under capital lease                                                                        1,056,000          1,058,600
Deferred revenue                                                                                         30,800             43,100
                                                                                                   ------------       ------------
      Total liabilities                                                                              19,688,300         20,805,800

Commitments and contingencies (Note 11)

Shareholders' equity:
   Preferred stock of $.01 par; authorized  10,000,000 shares; none issued                                   --                 --
   Common stock of $.01 par; authorized 4,000,000 shares; outstanding
      2,216,200 in 1997 and 2,184,140 shares in 1996                                                     22,200             21,800
   Additional paid-in capital                                                                         8,256,100          8,185,800
   Retained earnings                                                                                  2,366,200          3,790,100
                                                                                                   ------------       ------------
Total shareholders' equity                                                                           10,644,500         11,997,700
                                                                                                   ------------       ------------
                                                                                                    $30,332,800        $32,803,500
                                                                                                   ============       ============


See accompanying notes to consolidated financial statements.

                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Consolidated Statements of Shareholders' Equity

                        For the Years ended December 31, 1997, January 1, 1997 and January 3, 1996
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 Common Stock              Additional
                                                          ---------------------------       Paid-in        Retained
                                                             Shares          Amount         Capital        Earnings         Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 28, 1994                                 10,725,200        $107,300      $8,002,300     $1,883,700     $9,993,300
Net earnings                                                                                               1,344,200      1,344,200
Exercise of stock options                                     119,800           1,200                                         1,200
Issuance of warrants                                                                           81,000                        81,000
Directors' fees in the form of stock options                                                   40,000                        40,000
                                                          -----------     -----------     -----------    -----------    -----------
Balance, January 3, 1996                                   10,845,000         108,500       8,123,300      3,227,900     11,459,700

Net earnings                                                                                                 562,200        562,200
Exercise of stock options                                      75,700             700          18,100                        18,800
Retirement of warrants                                                                        (63,000)                      (63,000)
Directors' fees in the form of stock options                                                   20,000                        20,000
                                                          -----------     -----------     -----------    -----------    -----------
Balance, January 1, 1997                                   10,920,700         109,200       8,098,400      3,790,100     11,997,700

Net loss                                                                                                  (1,423,900)    (1,423,900)
Exercise of stock options                                      32,060           1,600          49,100                        50,700
Common stock 1-for-5 reverse split                         (8,736,560)        (88,600)         88,600                            --
Directors' fees in the form of
   stock options                                                                               20,000                        20,000
                                                          -----------     -----------     -----------    -----------    -----------
Balance, December 31, 1997                                  2,216,200         $22,200      $8,256,100     $2,366,200    $10,644,500
                                                          ===========     ===========     ===========    ===========    ===========


See accompanying notes to consolidated financial statements.

                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows

------------------------------------------------------------------------------------------------------------------------------------
                                                                                               For the Years Ended
                                                                               -----------------------------------------------------
                                                                               December 31, 1997   January 1, 1997   January 3, 1996
------------------------------------------------------------------------------------------------------------------------------------
Operating activities:
   Net (loss) earnings                                                           ($ 1,423,900)      $    562,200       $  1,344,200
   Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:
      Depreciation and amortization                                                 1,750,700          1,662,500          1,719,900
      Asset valuation charge                                                          550,000                 --                 --
      Directors' fees in the form of stock options                                     20,000             20,000             40,000
      Amortization of loan fees                                                        22,200             89,800             85,400
      Loss on disposition of property and equipment                                   146,200             57,400            197,800
      Amortization of loan discount                                                        --             51,000             74,700
      Gain on early extinguishment of debt                                                 --           (437,200)                --
      Gain on disposition of restaurants and property held for sale                        --                 --           (493,300)
      Loss from joint venture                                                              --                 --              5,400
   Decrease (increase) in:
      Receivables                                                                      (3,200)           (16,100)            27,800
      Inventories                                                                     (78,200)            45,100             63,100
      Income taxes receivable                                                        (297,900)                --            332,200
      Prepaid and other current assets                                                (64,000)             9,400            218,900
      Other assets                                                                    (50,900)          (492,500)          (275,900)
   Increase (decrease) in:
      Accounts payable                                                                104,000            (67,700)          (212,200)
      Accrued liabilities                                                              48,200             88,000           (794,000)
      Income taxes payable                                                            (84,800)            79,400              5,400
      Deferred revenue                                                                (12,300)            (6,300)            (5,800)
      Other non-current liabilities                                                        --                 --           (198,300)
                                                                                 ------------       ------------       ------------
Net cash provided by operating activities                                             626,100          1,645,000          2,135,300
                                                                                 ------------       ------------       ------------
Investing activities:
   Capital expenditures                                                            (2,740,700)        (1,356,400)        (2,599,600)
   Principal receipts on notes receivable                                             776,100            208,700             84,400
   Sale (purchase) of investments                                                     492,800           (492,800)           110,400
   Proceeds from sale of property and equipment                                           900            548,600            107,900
   Proceeds from sale of property held for sale                                            --                 --            518,000
                                                                                 ------------       ------------       ------------
Net cash used by investing activities                                              (1,470,900)        (1,091,900)        (1,778,900)
                                                                                 ------------       ------------       ------------
Financing activities:
   Payments on long-term debt and obligation under capital lease                     (760,800)       (15,414,500)        (1,249,300)
   Construction draw on building under capital lease                                  500,100            585,000                 --
   Proceeds from the exercise of stock options                                         50,700             18,800              1,200
   Retirement of warrants                                                                  --            (63,000)                --
   Proceeds from the issuance of long-term debt                                            --         15,360,000                 --
                                                                                 ------------       ------------       ------------
Net cash provided (used) by financing activities                                     (210,000)           486,300         (1,248,100)
                                                                                 ------------       ------------       ------------
Net (decrease) increase in cash and cash equivalents                               (1,054,800)         1,039,400           (891,700)
Cash and cash equivalents-- beginning of year                                       1,750,800            711,400          1,603,100
                                                                                 ------------       ------------       ------------
Cash and cash equivalents-- end of year                                          $    696,000       $  1,750,800       $    711,400
                                                                                 ============       ============       ============
Supplemental disclosures of cash flow information:
      Cash paid during the year for income taxes                                 $    181,000       $     63,000       $    139,200
                                                                                 ============       ============       ============
      Cash paid during the year for interest                                     $  1,323,100       $  1,386,600       $  1,670,800
                                                                                 ============       ============       ============
      Noncash transactions:
         Notes receivable as partial proceeds                                    $         --       $         --       $    932,800
         Interest forgiven in lieu of loan closing costs incurred                          --                 --            251,600
         Warrants issued in connection with loan restructure                               --                 --             81,000
         Accrued interest reclassed to long-term debt                                      --                 --            100,000

See accompanying notes to consolidated financial statements.


                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized under the laws of the State of Florida in September l985 and is the sole franchisee of Ryan's Family Steak House restaurants in the State of Florida.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Steak House Construction, Family Rustic Investments, Steak House Realty Corporation, and Wrangler's Roadhouse, Inc. All significant intercompany transactions and balances have been eliminated.

Fiscal Year

The fiscal year consists of a fifty-two or fifty-three week period ending on the Wednesday nearest to December 31. Fiscal year 1995 consisted of fifty-three weeks. Fiscal years 1996 and 1997 consisted of fifty-two weeks.

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

Investments

Investments represent certificates of deposit or bankers' acceptances with maturities of less than one year. These investments are pledged with various entities to support the Company's workers' compensation liability. Interest rates on the certificates vary from 4.83% to 5.50%.

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

Property Held For Sale

Property held for sale consists of property parcels stated at the lower of cost or estimated net realizable value.


                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

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

New Accounting Standards

In March 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share"(SFAS 128"). SFAS 128 establishes standards for computing and presenting earnings per share ("EPS") and applies to all entities with publicly held common stock or potential common stock. SFAS 128 replaces the presentation of primary EPS and fully diluted EPS with a presentation of basic EPS and diluted EPS, respectively. Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Similar to fully diluted EPS, diluted EPS reflects the potential dilution of securities that could share in the earnings. The Company adopted the requirements of SFAS No. 128 in the year ended December 31, 1997 (Note 8). All periods presented have been restated to conform to this presentation.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"), effective for fiscal years beginning after December 15, 1997. SFAS 130 requires all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 does not require a specific format for that financial statement but requires an entity to display an amount representing total comprehensive income for the period in that financial statement. SFAS 130 requires an entity to classify items or other comprehensive income by their nature in a financial statement. In addition, the accumulated balance of other comprehensive income must be displayed separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. Reclassification of financial statements for earlier periods, provided for comparative purposes, is required. The Company is in the process of determining the impact that the adoption of SFAS 130 will have on its financial statements.

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform to the 1997 presentation.

NOTE 2. CLOSED RESTAURANT COSTS

In 1995, the Company recognized $303,200 in income from favorable settlements of two closed restaurant leases. These closed restaurant costs had been recorded in 1993, when the decision to close the respective restaurants was made.

                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

NOTE 3. ASSET VALUATION CHARGE

In accordance with SFAS No. 121, the Company recognized a $550,000 asset valuation charge in 1997. This charge was based upon a financial review of all Company-owned restaurants and applied to one underperforming unit, which the Company intends to sell in 1998.

The charge was based on the difference between the unit's net book value and estimated fair value, which equaled the estimated proceeds from disposal as determined by management. Considerable management judgement is necessary to estimate proceeds from disposal and, accordingly, actual proceeds could vary significantly from such estimates. Management plans to actively market this restaurant, but currently cannot estimate its expected disposal date. For the year ended December 31, 1997, this unit had an after-tax loss of $116,500.

NOTE 4. FRANCHISE AGREEMENT

In October 1996, the Company amended its Franchise Agreement with Ryan's Family Steak Houses, Inc. The amended agreement requires the Company to pay a monthly royalty fee of 3.0% through December 2001, and 4.0% thereafter of the gross receipts of each Ryan's Family Steak House restaurant. Total royalty fee expenses were $1,108,400, $1,138,600 and $1,263,200 for the years ended December 31, 1997, January 1, 1997 and January 3, 1996.

The Franchise Agreement requires the Company to operate a minimum number of Ryan's restaurants on December 31 of each year. The Company has listed six restaurants for sale. Failure to operate the minimum number could result in the loss of exclusive franchise rights to the Ryan's concept in North and Central Florida.

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

In conjunction with the execution of the July 1994 amendment to the Franchise Agreement, the Company executed and delivered a note to the Franchisor for payment of $800,000 in past due royalty fees. (See Note 6).


                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

NOTE 5. ACCRUED LIABILITIES

Accrued liabilities are summarized as follows:

--------------------------------------------------------------------------------
                                             December 31, 1997   January 1, 1997
--------------------------------------------------------------------------------
    Payroll and payroll taxes                    $  549,200        $  561,500
    Workers' compensation claims                  1,260,500         1,427,000
    Other                                           820,600           593,600
                                                 ----------        ----------
                                                 $2,630,300        $2,582,100
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

NOTE 6. LONG-TERM DEBT

Long-term debt is summarized as follows:

-------------------------------------------------------------------------------------
                                                  December 31, 1997   January 1, 1997
-------------------------------------------------------------------------------------
Secured notes payable to FFCA Mortgage
Corporation, monthly principal and interest
payments totaling $141,100 effective
December 1997, interest at thirty day LIBOR
rate +3.75% (9.44% at December 31, 1997)             $ 14,681,400      $ 15,360,000

Unsecured note payable to Franchisor, monthly
principal payments of $25,000, interest at 6.0%                              75,000
Other                                                         300             4,900
                                                     ------------      ------------
                                                       14,681,700        15,439,900
Less current portion:                                    (278,900)         (332,700)
                                                     ------------      ------------
                                                     $ 14,402,800      $ 15,107,200
                                                     ============      ============
Total maturities of long-term debt are as follows:

         1998                                        $   278,900
         1999                                            307,300
         2000                                            338,900
         2001                                            373,600
         2002                                            411,900
         Thereafter                                   12,971,100
                                                     -----------
                                                     $14,681,700
                                                     ===========


                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

In December 1996, the Company entered into a Loan Agreement with FFCA Mortgage Corporation ("FFCA"). The Loan Agreement governs eighteen Promissory Notes payable to FFCA totalling $14,681,400 at December 31, 1997. Each Promissory Note is secured by a mortgage on a Company restaurant property. The Promissory Notes provide for a term of twenty years and an interest rate equal to the thirty-day LIBOR rate plus 3.75%, adjusted monthly. In November 1997 the Company prepaid one of the Promissory Notes in full in the amount of approximately $440,000. The Loan Agreement provides for various covenants, including the maintenance of prescribed debt service coverages.

The Company used the proceeds of the FFCA loan to retire its Notes with Cerberus Partners, L.P. ("Cerberus") and its loans with the Daiwa Bank Limited and SouthTrust Bank of Alabama, N.A. The Company realized a discount on the retirement of the Cerberus Notes, which was partially offset by unamortized debt issuance costs. The resulting gain of $348,500 net of income taxes, was accounted for in 1996 as an extraordinary item. In addition, the Company retired warrants for 210,000 shares of the Company's common stock previously held by Cerberus. Cerberus continues to hold warrants to purchase 140,000 shares of the Company's common stock at an exercise price of $2.00 per share.

Also in December 1996, the Company entered into a separate loan agreement with FFCA under which it may borrow up to an additional $4,640,000. This additional financing would be evidenced by four additional Promissory Notes secured by mortgages on four Company restaurant properties. The terms and interest rate of this loan agreement are identical to the loan agreement described above. The Company borrowed $1,290,000 under this agreement in February 1998, secured by a mortgage on one restaurant property. The availability of borrowings under this agreement is currently scheduled to expire in June 1998.

NOTE 7. INCOME TAXES

The (benefit) provision for income taxes is comprised of the following:

--------------------------------------------------------------------------------
                                  1997                1996              1995
--------------------------------------------------------------------------------
     Current:
         Federal                $(201,500)           $142,300          $147,100
                                =========            ========          ========

Income taxes for the years ended December 31, 1997, January 1, 1997 and January 3, 1996 differ from the amount computed by applying the federal statutory corporate rate to earnings before income taxes. The differences are reconciled as follows:

----------------------------------------------------------------------------------------------------------------
                                                         1997                    1996                    1995
----------------------------------------------------------------------------------------------------------------
     Tax (benefit) provision at statutory rate         $(568,900)              $245,500                 $522,000
     Increase (decrease) in taxes due to:
     Effect of graduated tax rates                        16,300                 (7,000)                 (14,900)
     State tax net of federal benefit                    (59,000)                38,600                   53,700
     Change in deferred tax asset
         valuation allowance                             377,900               (109,400)                (426,000)
     Other                                                32,200                (25,400)                  12,300
                                                       ---------               --------                 --------
     (Benefit) provision for income taxes              $(201,500)              $142,300                 $147,100
                                                       =========               ========                 ========


                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

The components of deferred taxes at December 31, 1997 and January 1, 1997 are summarized below:

--------------------------------------------------------------------------------------------------
                                                             December 31, 1997     January 1, 1997
--------------------------------------------------------------------------------------------------
Deferred tax assets:
  Capital loss not currently deductible                         $    46,100          $    46,100
  Excess tax over book basis:
    Property held for sale                                          164,700              164,700
    Asset valuation reserve                                         207,000                   --
Federal and state tax credits                                       562,500              375,100
Accruals not currently deductible                                   474,500              547,900
Unearned revenue, previously taxed                                   16,800               22,500
  State net operating loss                                           44,900                   --
                                                                -----------          -----------
  Total deferred tax asset                                        1,516,500            1,156,300
  Valuation Allowance                                              (519,700)            (141,800)
                                                                -----------          -----------
                                                                    996,800            1,014,500
                                                                -----------          -----------
Deferred tax liability:
  Excess of tax over book depreciation and amortization             996,800            1,014,500
                                                                ===========          ===========
Net deferred taxes                                              $         0          $         0
                                                                ===========          ===========

At December 31, 1997 the Company's federal and state tax credit was comprised of $49,200 in general business credits which expire in 2012 and alternative minimum tax credits of $513,300 which have no expiration date.

NOTE 8. COMMON SHAREHOLDERS' EQUITY

Stock Split

The Company effected a 1-for-5 reverse stock split of its common stock in March 1998, which was recorded by transferring the aggregate par value of the shares retired from common stock to additional paid in capital. Accordingly, the weighted average number of common and equivalent shares, per share amounts for net earnings, and stock option and warrant data have been retroactively adjusted to reflect the reverse stock split for all periods presented.

                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Earnings per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for net income and net income available to common shareholders:

------------------------------------------------------------------------------------------------------------------------------------
                                         1997                                1996                                1995
                         ------------------------------------  ----------------------------------   --------------------------------
                            Income          Shares      Per       Income       Shares       Per      Income        Shares      Per
                         (Numerator)    (Denominator)  Shares  (Numerator)  (Denominator)  Shares  (Numerator)  (Denominator) Shares
---------------------------------------------------------------------------------------------------------------------------
Basic EPS:
Net (loss) income
available to
common shareholders      $(1,423,900)     2,206,000   $(0.65)  $   562,200     2,177,100   $0.26   $ 1,344,200     2,163,400   $0.62
                                                      ======                               =====                               =====

Effect of Dilutive
Securities:
    Stock Options                                                                 49,800                              59,100
    Warrants                                                                     140,700                             143,700

Diluted EPS:
Net (loss) income
available to
common shareholders
plus assumed
conversions              $(1,423,900)     2,206,000   $(0.65)  $   562,200     2,367,600   $0.24   $ 1,344,200     2,366,200   $0.57
                                                      ======                               =====                               =====

The Company has a stock option plan for non-employee directors pursuant to which up to an aggregate of 180,000 shares of the common stock are authorized to be granted. All options expire five years after the date of grant or one year after completion of term as a director.

The Company also had an employee incentive stock option plan pursuant to which up to an aggregate of 108,000 shares of the common stock were authorized to be granted. All options expire ten years after the date of grant or 90 days after termination of employment. This plan expired as of November 30, 1995. Certain options outstanding under this plan as of November 30, 1995 remain exercisable pursuant to terms of the plan.

In 1995 the Company's shareholders approved a new employee long-term incentive plan pursuant to which an additional 200,000 shares of common stock are authorized to be granted in the form of stock options or restricted stock. All options granted under this plan expire no later than ten years after the date of grant or three months after termination of employment.

If compensation cost for stock option grants had been determined based on the fair value at the grant dates for 1997, 1996, and 1995 consistent with the method prescribed by SFAS No. 123, the Company's net earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

--------------------------------------------------------------------------------
                                             1997          1996          1995
--------------------------------------------------------------------------------

Net (Loss) Earnings        As reported    $(1,423,900)    $562,200    $1,344,200
                           Pro forma       (1,477,800)     490,262     1,256,435
Diluted (Loss) Earnings    As reported         $ (.65)       $ .24         $ .57
Per Share                  Pro forma             (.67)         .21           .53

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weight-average assumptions used for grants in 1997, 1996 and 1995, respectively: dividend yield of 0 percent each year, expected volatility of 99, 134 and 128 percent, risk-free interest rates of 5.6, 6.5 and 5.6 percent, and expected lives of 10 years for each year.

                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

The following table summarizes the changes in the total number of stock option shares outstanding during the three years ended December 31, 1997.

------------------------------------------------------------------------------------------------------------------------------------
                                                    1997                            1996                            1995
                                        ---------------------------     ----------------------------    ----------------------------
                                                   Weighted Average                 Weighted Average                Weighted Average
                                        Options     Exercise Price      Options      Exercise Price     Options      Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Options outstanding
  at beginning of year                  193,840         $3.00           262,040             $3.11       102,089        $4.03
Options granted                          38,104          2.66            27,886              2.66       215,110         2.49
Options exercised                       (35,304)         1.99           (15,136)             1.25       (23,970)         .05
Options forfeited                       (14,700)         4.23           (80,950)             3.57       (31,189)        3.54
                                        -------                         -------                         -------
Options outstanding
  at end of year                        181,940          3.08           193,840              3.00       262,040         3.11
                                        =======                         =======                         =======
Options exercisable
  at end of year                        103,670          3.20            89,810              3.50        94,570         3.55
                                        =======                         =======                         =======
Weighted average
  fair value of options
  granted during
  the year                              $41,821                         $36,163                        $326,761
Common shares
  reserved for future
  grants at end of year                 122,437            --           153,289                --       149,589           --


The following table summarizes information about fixed stock options outstanding at December 31, 1997:

---------------------------------------------------------------------------------------------------------------------------
            Year                Exercise                   Options                 Options              Weighted Average
           Granted               Price $                 Outstanding             Exercisable             Remaining Life
---------------------------------------------------------------------------------------------------------------------------
            1988                  $18.13                      1,100                  1,100                      .1
            1989                   14.38                      3,000                  3,000                     1.5
            1991                    4.06                     11,800                 11,800                     3.3
            1992                    5.63                      4,000                  4,000                     4.1
            1993                    3.13                      7,400                  7,400                     5.3
            1994                    1.25                     16,200                 12,150                     7.0
            1995                    3.75                     30,640                 15,320                     7.7
            1995                    2.00                     57,500                 43,125                     7.7
            1996                    2.81                     23,100                  5,775                     9.0
            1997                    3.28                     27,200                     --                    10.0
                                                            -------                -------
                                                            181,940                103,670
                                                            =======                =======

Remaining non-exercisable options as December 31, 1997 become exercisable as follows:

                         1998                38,660
                         1999                20,235
                         2000                12,575
                         2001                 6,800
                         --------------------------
                                             78,270
                         ==========================


                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Cerberus Partners, L.P., hold detachable warrants to purchase 140,000 shares of the Company's common stock at $2.00 per share at any time prior to October 1, 2003. The estimated fair value of the warrants retired as of December 18, 1996 (the date of the retirement of the Cerberus Notes) of $63,000 was recorded as a decrease to additional paid-in capital and included in the gain from early retirement of debt.

The Company's Board of Directors is authorized to set the various rights and preferences for the Company's Preferred Stock, including voting, conversion, dividend and liquidation rights and preferences, at the time shares of Preferred Stock are issued. As of December 31, 1997 there were no shares of Preferred Stock issued.

RIGHTS PLAN

On March 18, 1997, the Company entered into a Rights Agreement (the "Rights Agreement") with ChaseMellon Shareholder Services, LLC and declared a dividend of rights to purchase Junior Participating Preferred Stock of the Company ("Rights") to shareholders of record as of March 19, 1997.

Each Right will initially entitle the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Junior Participating Preferred Stock of the Company ("Preferred Stock") at $5.00 per Unit, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are contained in the Rights Agreement. As long as the Rights are attached to the common stock of the Company and in certain other circumstances specified in the Rights Agreement, five Rights (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered with each share of the Company's common stock currently outstanding or issued or transferred by the Company in the future.

The Rights will be exercisable and will trade separately from the Company's common stock upon the tenth business day after (i) the date of public announcement that a person or group have become the beneficial owners of 15% (other than Bisco and its affiliates, for which the threshold is 20%) or more of the outstanding shares of the Company's common stock (an "Acquiring Person"), or
(ii) such later date determined by the Board of Directors after the first public announcement of a tender or exchange offer, which, upon consummation, would result in a person or a group being the beneficial owner of 15% (other than Bisco and its affiliates, for which the threshold is 20%) or more of the outstanding shares of common stock, or (iii) after a majority of the Board who are not officers of the Company have determined that a person is an Adverse Person (as defined in the Rights Agreement).

If (i) a person becomes the beneficial owner of 15% (other than Bisco and its affiliates, for which the threshold is 20%) or more of the then outstanding shares of the Company's common stock or voting power (except pursuant to certain business combinations or an offer for all outstanding shares of the Company's common stock and all other voting securities which the independent and disinterested directors of the Company determine to be fair to and otherwise in the best interest of the Company and its shareholders) or (ii) any person is determined to be an Adverse Person, then each holder of a Right (with the exception of an Adverse or Acquiring Person) will thereafter have the right to receive, upon exercise, common stock having a value equal to no less than two times the exercise price of the Right, which is $5.00, subject to adjustment.

The Company may redeem each Right for $0.001 at any time before the  earliest of
(i) ten business days after a person or group becomes an Acquiring Person, (ii) ten business days after the Board's determination that a person is an Adverse Person, or (iii) March 17, 2007.

NOTE 9. PROFIT SHARING AND RETIREMENT PLAN

Employees of the Company participate in a profit sharing and retirement plan covering substantially all full-time employees at least twenty-one years of age and with more than one year of service. The plan was established


                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

in August 1991. Contributions are made to the plan at the discretion of the Company's Board of Directors. No profit-sharing contributions have been made since the inception of the plan.

The profit sharing plan includes a 40l(K) feature by which employees can defer, by payroll deduction only, l% to l5% of their annual compensation not to exceed $9,500 in 1997.

The plan provides for a Company matching contribution of $.25 per dollar of the first 6% of employee deferral. The Company's matching contribution was $29,211 in 1997, $32,050 in 1996 and $43,173 in 1995. Employees vest in Company contributions based on the following schedule:

--------------------------------------------------------------------------------
                      Years of                          Vesting
                       Service                         Percentage
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

NOTE 10. INVESTMENT IN JOINT VENTURES

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

NOTE 11. COMMITMENTS AND CONTINGENCIES

Lease Obligations

At December 31, 1997, the Company is committed under the terms and conditions of real and personal property operating leases for minimum rentals aggregating $2,025,400 plus insurance, common area expenses and taxes. The Company has various renewal options on these leases covering periods of five to twenty years.

In September 1996, the Company entered into a twenty year lease agreement with two five year renewal options for a restaurant building. The total net book value of the assets covered by the lease amount to $1,188,600 at December 31, 1997. Interest is computed at an annual rate of 10.65%.


                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Future  minimum  lease  obligations  under  noncancelable   capital  leases  and
operating leases consist of the following as of December 31, 1997:

--------------------------------------------------------------------------------
                                                    Capital            Operating
                                                    Leases              Leases
--------------------------------------------------------------------------------
     1998                                         $   115,400         $  259,500
     1999                                             115,400            209,900
     2000                                             115,400            162,300
     2001                                             115,400            113,100
     2002                                             129,300            111,700
     Future years                                   2,051,300          1,168,900
                                                  -----------         ----------
     Total minimum lease payments                   2,642,200         $2,025,400
                                                                      ==========
     Amounts representing interest                 (1,583,700)
                                                  -----------
     Present value of net minimum payments          1,058,500
     Current portion                                   (2,500)
                                                  -----------
     Long-term capitalized lease obligations      $ 1,056,000
                                                  ===========

Rental expense for operating leases for the years ended December 31, 1997, January 1, 1997 and January 3, 1996 was approximately $477,700, $380,500 and $419,200, respectively. Contingent rental payments for the years ended December 31, 1997, January 1, 1997 and January 3, 1996 were $0, $0 and $5,500, respectively.

On May 13, 1997, the Company received notice from Aetna Life Insurance Company, the mortgage holder of the mall property at which the Company's Clearwater, Florida restaurant is located, that Aetna intended to foreclose on the property due to a default by the landlord on the mortgage. In September 1997, Aetna was granted a Motion for Summary Judgement of Foreclosure by the Circuit Court of the Sixth Judicial Court in Pinellas County. This Motion indicates that Aetna's rights under the mortgage are superior to the Company's leasehold interest. It is uncertain whether this action could allow Aetna to evict the Company from the Clearwater location. An eviction would result in a write-off of approximately $350,000 of leasehold improvements. The Company intends to vigorously defend its interest in this matter. However, there can be no assurance that the Company will be successful in this defense. Due to the uncertainty of this matter, no provision for loss has been made in the accompanying consolidated financial statements.

LEGAL MATTERS

The Company, in the normal course of business, is subjected to claims and litigation with respect to store operations. In the opinion of management, based on the advice of legal counsel the ultimate disposition of these claims and litigation will not have a material effect on the financial position or results of operations of the Company.

NOTE 12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents -- For those short-term instruments, the carrying amount is a reasonable estimate of fair value.


                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Investments -- The Company's investments consist of certificates of deposit and bankers' acceptances for which the carrying amount is a reasonable estimate of fair value.

Mortgage Receivables -- The fair value of mortgage receivables is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The Company believes the carrying amount is a reasonable estimate of fair value.

Debt -- Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt instruments. The Company believes the carrying amount is a reasonable estimate of such fair value.

NOTE 13. SUBSEQUENT EVENTS

Standstill and Settlement Agreement

On February 24, 1998, the Company entered into a Standstill and Settlement Agreement with Bisco Industries and its affiliates ("Bisco"). In accordance with this agreement, Bisco agreed, among other things, to (i) support the Company's proposed reverse stock split and, for a period of one year, (ii) vote shares of the Company's stock owned by Bisco in favor of the Company's slate of Director nominees for the 1998 Annual Meeting of Shareholders, (iii) acquire no more than 19.9% of the total outstanding shares of the Company's common stock, (iv) not to initiate the solicitation of proxies or any shareholder vote with respect to the Company's common stock in opposition to the recommendations of the Board of Directors on any matter (except certain "anti-takeover" measures proposed by the Board of Directors), or (v) not initiate any legal action against the Company or its Directors.

In accordance with the Standstill and Settlement Agreement, the Company agreed for a period of one year, among other things, to (i) appoint two Bisco nominees to the Company's Board of Directors and nominate and vote for such nominees for election at the 1998 Annual Meeting of Shareholders, (ii) dismiss without prejudice litigation claims previously filed against Bisco, (iii) amend the Company's Rights Agreement (as described above) to increase from 15% to 20% (with respect to Bisco only) the percentage of the Company's common stock which would trigger the distribution of Rights under the Rights Agreement, (iv) allow Bisco to acquire up to 19.9% of the Company's common stock through a purchase of 141,340 shares directly from the Company at the average closing price of the common stock over the ten trading days preceding the stock sale and (v) grant Bisco a limited release from claims, damages or actions arising from certain actions by Bisco prior to the date of the Standstill and Settlement Agreement subject to certain limitations.

Possible Delisting of Securities from the Nasdaq Stock Market

The Company's common stock is currently listed on the Nasdaq National Market. On August 22, 1997, the qualifications for continued listing on this market would require that (i) the Company maintain at least $4.0 million in net tangible assets, (ii) the minimum bid price of the common stock be $1.00 or more per share, (iii) there be at least 750,000 shares in the public float, valued at a minimum of $5.0 million or more, (iv) the common stock have at least two active market makers and (v) the common stock be held by at least 400 holders. On February 27, 1998, Nasdaq notified the Company that it was not in compliance with the $1.00 minimum bid price requirement, and had 90 days to regain compliance by initiating actions necessary to bring the price above $1.00 for 10 consecutive trading days.


                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

In order to raise the Company's stock price above the minimum $1.00 bid price, in January 1998 the Company proposed to shareholders a one-for-five stock split. The reverse split was approved at a Special Meeting of Shareholders on February 24, 1998, and management implemented the reverse split effective March 4, 1998. Since March 4, 1998 the trading price of the Company's stock has been consistently above $1, thereby meeting the revised Nasdaq minimum bid price requirement for remaining on the National Market.

Based on recent trading prices of the Company's stock, it is possible that it could fail to meet the new $5.0 million public float requirement. This could result in the stock dropping to the Nasdaq SmallCap Market. There are certain disadvantages to trading on the SmallCap Market as opposed to the National Market. Many local newspapers do not carry listings of SmallCap issues, which is where the majority of the Company's shareholders follow the stock. The Company would lose the automatic Blue Sky exemption it currently enjoys from being on a national market, which could result in additional expenses to the Company for future stock offerings of any kind, including distributions of the Rights. The stock would no longer be automatically marginable for most shareholders. Also, the Company would still be required to meet certain initial requirements for membership on the SmallCap Market, including payment of an entrance fee.


                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Shareholders
Family Steak Houses of Florida, Inc.

     We have audited the accompanying consolidated balance sheets of Family Steak Houses of Florida, Inc. and subsidiaries as of December 31, 1997 and January 1, 1997 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Family Steak Houses of Florida, Inc. and subsidiaries as of December 31, 1997 and January 1, 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Jacksonville, Florida
March 6, 1998


                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

COMPANY'S REPORT ON FINANCIAL STATEMENTS

     Family Steak Houses of Florida, Inc. has prepared and is responsible for the accompanying consolidated financial statements and related consolidated financial information included in this report. These consolidated financial statements were prepared in accordance with generally accepted accounting principles and are appropriate in the circumstances. These consolidated financial statements necessarily include amounts determined using management's best judgments and estimates.

     Family Steak Houses of Florida, Inc. maintains accounting and other control systems which the Company believes provides reasonable assurance that assets are safeguarded and that the books and records reflect the authorized transactions of the Company, although there are inherent limitations in all internal control structure elements, as well as cost/benefit considerations.

     Family Steak Houses of Florida, Inc.'s independent certified public accountants, Deloitte & Touche LLP, have audited the accompanying consolidated financial statements for 1997. The objective of their audit, performed in accordance with generally accepted auditing standards, is to express an opinion on the fairness, in all material respects, of the Company's consolidated financial position, results of its operations and its cash flows in accordance with generally accepted accounting principles. They consider the internal control structure to the extent considered necessary to determine the audit procedures required for the purpose of expressing their opinion on the consolidated financial statements.


                                     Ryan's
================================================================================

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Corporate Listing          Family Steak Houses of Florida, Inc.

Corporate Officer and Directors                               Independent Certified Public Accountants

Lewis E. Christman, Jr.                                       Deloitte & Touche LLP
President, Chief Executive Officer, Director                  Suite 2801, Independent Square
                                                              One Independent Drive
Edward B. Alexander                                           Jacksonville, FL 32202-5034
Chief Financial Officer and Director

                                                              General Counsel
Robert Martin
Director                                                      McGuire Woods Battle & Boothe LLP
Retiree, former Vice President                                3300 Barnett Center
   of the Company                                             50 North Laura Street
                                                              P.O. Box 4099
                                                              Jacksonville, FL 32201

Joseph M. Glickstein, Jr.
Director
Partner, Glickstein & Glickstein

                                                              Transfer Agent / Rights Agent
Richard M. Gray
Director                                                      Chase Mellon Shareholder Services
Partner, Gray & Kelley                                        Four Station Square
                                                              Third Floor
                                                              Pittsburgh, PA 15219-1173
Glen F. Ceiley
Director
President & CEO, Bisco Industries, Inc.
                                                              Executive Office
Jay Conzen                                                    Family Steak Houses of Florida, Inc.
Director                                                      2113 Florida Boulevard
Principal, Jay Conzen Investments                             Neptune Beach, Florida 32266

                                                              Form 10-K

                                                              A copy of the Company's Annual Report on
                                                              Form 10-K for fiscal 1997, as filed with
                                                              the Securities and Exchange Commission,
                                                              may be obtained by writing to:
                                                              Corporate Secretary
                                                              Family Steak Houses of Florida, Inc.
                                                              2113 Florida Boulevard
                                                              Neptune Beach, FL 32266

Annual Meeting
Form 10-K

The annual meeting will be held at:

Sea  Turtle Inn
One Ocean  Boulevard
Atlantic  Beach,  FL 32233


                                     Ryan's
================================================================================
                                       30

Common Stock Data

The Company's common stock is traded on the NASDAQ National Market System under the trading symbol "RYFL". As of March 3, 1998, prior to the reverse split, there were 2,598 shareholders of record, not including individuals holding shares in street names. The closing sale price for the Company's stock on March 3, 1998 was $2.03.

The Company has never paid cash dividends on its common stock and is not allowed to pay dividends under its loan agreements. Management of the Company presently intends to retain all available funds for expansion of the business.

The quarterly high and low closing prices (as adjusted for the reverse stock split) of the Company's common stock are as shown below:

Market Price of Common Stock

---------------------------------------------------------------------------------------------------------------------------
                                        1997                                         1996
                  Quarter               High                 Low                     High                    Low
---------------------------------------------------------------------------------------------------------------------------
                  First                 5                    2 1/2                   4 27/32                 3 1/8
                  Second                3 3/8                3 7/16                  4 17/32                 2 13/16
                  Third                 3 29/32              2 21/32                 3 3/4                   2 21/32
                  Fourth                3 19/32              2 31/32                 3 19/32                 2 3/16

Pursuant to the Standstill and Settlement with Bisco and its affiliates, on February 27, 1998, the Company sold 141,340 shares of its common stock to Bisco at a purchase price of $2.16, which was the average closing price of the Company's common stock for the ten trading days immediately preceding the date of the sale. The total price paid by Bisco to the Company was $305,312. These shares of common stock were sold without registration under the exemption granted under Rule 506 of Regulation D since the sale was made to only one purchaser who qualified as an accredited investor.


                                     Ryan's
================================================================================
                                       31