Form 10-K/A, Exhibit 13
period 1997-12-31
FAMILY STEAK HOUSES OF FLORIDA INC
filed 1998-04-28
CIK 784539

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


Net loss for 1997 was $1,423,900, compared to net earnings of $562,200 in 1996. Loss per share assuming dilution was $.65 for 1997, compared to net earnings per share assuming dilution of $.24 in 1996.


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
                  Quarter               High                 Low                     High                    Low
---------------------------------------------------------------------------------------------------------------------------
                  First                 5                    2 1/2                   4 27/32                 3 1/8
                  Second                4 3/8                3 7/16                  4 17/32                 2 13/16
                  Third                 3 29/32              2 21/32                 3 3/4                   2 21/32
                  Fourth                3 19/32              2 31/32                 3 19/32                 2 3/16


Pursuant to the Standstill and Settlement with Bisco and its affiliates, on February 27, 1998, the Company sold 141,340 shares of its common stock to Bisco at a purchase price of $2.16, which was the average closing price of the Company's common stock for the ten trading days immediately preceding the date of the sale. The total price paid by Bisco to the Company was $305,312. These shares of common stock were sold without registration, since the sale did not involve a public offering within the meaning of Section 4(2) of the Securities Act of 1933.



                                     Ryan's
================================================================================
                                       31