Form 10-K, Exhibit 13
period 1998-12-30
FAMILY STEAK HOUSES OF FLORIDA INC
filed 1999-03-24
CIK 784539

                      FAMILY STEAK HOUSES OF FLORIDA, INC.

CORPORATE PROFILE

ABOUT THE COMPANY

Family Steak Houses of Florida, Inc. is the sole franchisee of Ryan's Family Steak House restaurants in the state of Florida. The Company's first restaurant was opened in Jacksonville, Florida in May 1982. The Company presently operates 24 Ryan's restaurants in Florida, including five in the Jacksonville area, and plans to open its 25th restaurant in Deland, Florida in April 1999.

A Ryan's Family Steak House restaurant is a family-oriented restaurant serving high-quality, reasonably priced food in a casual atmosphere with server-assisted service. The restaurants feature scatter bars or a self-service Mega Bar(TM), bakery dessert bars, and table service of meals and drink refills. Each restaurant serves cuts of charbroiled steaks and hamburgers, seafood and various chicken entrees. In addition to traditional salad bar items, the scatter bars or Mega Bars(TM) include a variety of hot meats and vegetables, as well as a variety of pre-made salads and cheeses. The bakery bar consists of fresh baked products such as hot yeast rolls, a variety of muffins, sweet rolls, brownies and cookies. Other selections include cobblers, fresh fruit, candy, cheesecake, pudding, ice cream, lowfat yogurt and a wide variety of dessert toppings. The bakery bar is included in the customer's meal price, and items can also be purchased for take-home.

RYAN'S LOCATIONS:

Jacksonville (4)                      Lakeland (2)                          Gainesville (1)
Orange Park (1)                       Apopka (1)                            Hudson (1)
Ocala (1)                             Winter Haven (1)                      New Port Richey (1)
Tampa (2)                             Tallahassee (1)                       Daytona Beach (1)
Orlando (2)                           Melbourne (1)                         Clearwater (1)
Lake City (1)                         Brooksville (1)                       Leesburg (1)
Deland (1)*

---------------

* Scheduled to open April 1999.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

DEAR SHAREHOLDERS:

When I write this letter each year, I pause and reflect on the twelve months just past. I often look at last year's shareholder letter. It is a good opportunity for me to review the progress we have made and see if we have lived up to the expectations we had a year ago.

In reflecting on the year just past, I am pleased with our Company's overall progress. Total sales at the Company's restaurants were up 3.9%. A large portion of that increase is attributable to the success of our new restaurant in Leesburg, Florida, which was opened in June 1998. However, even without the success in the Leesburg restaurant, same store sales increased by 1.1%. This represents the first same store sales increase over a previous year since 1987. Although we reported a net loss for the year, we reduced by 50% the loss from the prior year.

The increase in same store sales is directly attributable to a number of steps which we have taken over the last few years to strengthen our operations. In 1998, we implemented a five day work week for our restaurant managers in an effort to improve their quality of life and reduce the level of turnover in our management ranks. Just as turnover among store managers adversely impacts store operations, profit and loss, stability in our management ranks improves operations, profit and loss. We completed our store remodeling program in 1998. We have now remodeled all the restaurants scheduled for remodeling. The improved physical appearance of our restaurants directly contributes to increased sales. We also continued our emphasis on serving the best quality of food available and improving our service to customers, which is already among the best in our industry.

While we are pleased with the overall progress of the restaurants within our company, we recognize that changing demographics and aging physical facilities at some of our older restaurants present insurmountable obstacles to profitability. Therefore, in January 1999 we took the extraordinary step of closing two of our restaurants in Jacksonville, Florida. Those two restaurants' combined loss was $174,000 in fiscal year 1998. In addition, we have four underperforming restaurants which we continue to monitor. Although those remaining underperforming restaurants do not currently lose money on a cash basis, they demand an inordinate amount of time and divert scarce management resources from more profitable restaurants. As we had previously advised you, the Company has listed the two closed restaurants and these four underperforming restaurants for sale.

The closure of restaurants and listing of units for sale does not mean that we are taking a step backwards. In fact, we are redeploying the capital these units previously tied up and utilizing new financing to open new stores. One new restaurant is nearing completion and will open in Deland, Florida in April 1999. We believe this store has great profit potential. We have also signed a lease on a new restaurant in Tampa, Florida and anticipate opening it in August 1999. With the assistance of our franchisor, we continue to search for two additional sites for new restaurants. We plan on purchasing those restaurant sites in 1999 and opening at least two new restaurants in 2000.

The construction of new restaurants is being financed with the support of our primary lender, Franchise Finance Corporation of America. I am pleased to say that the Company already has the commitment in hand for financing of the four new restaurants discussed above. This financing was obtained at very competitive rates and enables us to make the best use of our financial resources.

The Company is also continuing to explore strategic options in an effort to enhance shareholder value. We continue to work with J.H. Chapman Group LLC, an investment banking firm located in Chicago, Illinois. J.H. Chapman specializes in the restaurant industry nationally and has been actively working with the Company over the last year to identify strategic opportunities. That progress is ongoing.

1998 was a successful year for Family Steak House of Florida. We sincerely appreciate your support and look forward to continued success in 1999 and into the new millennium.

                                          Sincerely,

                                          Lewis E. Christman, Jr.
                                          President and Chief Executive Officer

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

                          FIVE YEAR FINANCIAL SUMMARY

--------------------------------------------------------------------------------------------------------------
                                            1998           1997           1996          1995(1)         1994
--------------------------------------------------------------------------------------------------------------
SELECTED INCOME STATEMENT DATA:                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales                                      $38,412        $36,978        $37,978        $42,105        $44,849
Cost and expenses:
  Food and beverage                         15,015         14,642         15,090         16,591         18,174
  Payroll and benefits                      10,878         10,516         10,538         11,412         12,097
  Depreciation and amortization              1,935          1,751          1,663          1,720          1,961
  Other operating expenses                   6,127          6,070          5,953          6,313          6,412
  General and administrative expenses        2,472          2,681          2,220          2,452          2,899
  Franchise fees                             1,151          1,108          1,139          1,263          1,561
  Asset valuation charge                       209            550             --             --             --
  Costs from closed restaurants                 53             --             --           (303)         1,392
  Loss on disposition of equipment             140            146             57            198             86
                                           -------        -------        -------        -------        -------
                                            37,980         37,464         36,660         39,646         44,582
          Earnings (loss) from operations      432           (486)         1,318          2,459            267
Interest and other income                      410            438            465            536            123
Gain on sale of restaurant                      --             --             --            159             --
Gain on sale of property held for sale          --             --             --             31             --
Write-down of property held for sale            --             --             --             --           (465)
Interest expense                            (1,619)        (1,577)        (1,516)        (1,694)        (1,980)
                                           -------        -------        -------        -------        -------
     (Loss) earnings before income taxes,
       and extraordinary item                 (777)        (1,625)           267          1,491         (2,055)
(Benefit) provision for income taxes           (68)          (201)            53            147           (274)
                                           -------        -------        -------        -------        -------
     Net (loss) earnings before
       extraordinary item                     (709)        (1,424)           214          1,344         (1,781)

Extraordinary item - gain on early
  extinguishment of debt, net of income
  taxes of $89                                  --             --            348             --             --
                                           -------        -------        -------        -------        -------
Net (loss) earnings                        $  (709)       $(1,424)       $   562        $ 1,344        $(1,781)
                                           =======        =======        =======        =======        =======
Basic earnings per share: (2)
  (Loss) earnings before extraordinary
     item                                  $ (0.30)       $ (0.65)       $  0.10        $  0.62        $  0.83
  Extraordinary item - gain on early
     extinguishment of debt                     --             --           0.16             --             --
                                           -------        -------        -------        -------        -------
Net (loss) earnings                        $ (0.30)       $ (0.65)       $  0.26        $  0.62        $  0.83
                                           =======        =======        =======        =======        =======
Diluted earnings per share: (2)
  (Loss) earnings before extraordinary
     item                                  $ (0.30)       $ (0.65)       $  0.09        $  0.57        $  0.83
  Extraordinary item - gain on early
     extinguishment of debt                     --             --           0.15             --             --
                                           -------        -------        -------        -------        -------
Net (loss) earnings                        $ (0.30)       $ (0.65)       $  0.24        $  0.57        $  0.83
                                           =======        =======        =======        =======        =======
SELECTED BALANCE SHEET DATA:
Land and net property and equipment        $27,312        $26,300        $26,350        $26,837        $26,896
Total assets                                32,092         30,333         32,803         31,260         32,809
Long-term debt                              16,574         14,403         15,107         14,420         16,305
Current portion of long-term debt              371            279            333          1,580            851
Shareholders' equity                        10,275         10,644         11,998         11,460          9,993
SELECTED OPERATING DATA:
Current ratio                                  0.8            0.6            0.9            0.4            0.6
Working capital (deficit)                  $  (744)       $(1,795)       $  (617)       $(3,285)       $(2,673)
Cash provided by operating activities        1,525            626          1,645          2,135          3,096
Property and equipment additions             2,786          2,304          1,768          2,600          1,796

------------------------

(1) Fifty-three week period.
(2) Per share amounts have been retroactively adjusted to reflect a 1-for-5 reverse stock split effected in March, 1998.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Shown for the years indicated are (i) items in the statements of operations as a percent of total sales, (ii) operating expense items in the statements of operations as a percent of sales and (iii) the number of restaurants open at the end of each year.
--------------------------------------------------------------------------------

                                                                                                PERCENTAGE
                                                                                              CHANGE VERSUS
                                                                                                PRIOR YEAR
                                                                                             ----------------
                                                                                             1998        1997
                                                                                              VS          VS
                                                1998           1997           1996           1997        1996
-------------------------------------------------------------------------------------------------------------
Sales                                        $38,412,400    $36,977,800    $37,977,600       3.9%        (2.6)%
                                             ===========    ===========    ===========       ===         ====
-------------------------------------------------------------------------------------------------------------

                                                                                              NET CHANGE
                                                                                            IN PERCENTAGE
                                                                                          ------------------
                                                      PERCENT OF SALES                    1998         1997
                                             -----------------------------------           VS           VS
                                             1998           1997           1996           1997         1996
------------------------------------------------------------------------------------------------------------
Cost and expenses:
  Operating expenses                         88.4%          89.1%          87.6%          (0.7)         1.5
  General and administrative expenses         6.4            7.3            5.8           (0.9)         1.5
  Franchise fees                              3.0            3.0            3.0             --           --
  Asset valuation charge                      0.6            1.5             --           (0.9)         1.5
  Closed restaurant costs                     0.1             --             --            0.1           --
  Loss on disposition of property
     and equipment                            0.4            0.4            0.1             --          0.3
                                             ----           ----           ----           ----         ----
                                             98.9           101.3          96.5           (2.4)         4.8
                                             ----           ----           ----           ----         ----
  Earnings (loss) from operations             1.1           (1.3)           3.5            2.4         (4.8)
Interest and other income                     1.1            1.2            1.2           (0.1)          --
Interest expense                             (4.2)          (4.3)          (4.0)           0.1         (0.3)
                                             ----           ----           ----           ----         ----
  (Loss) earnings before income taxes
     and extraordinary item                  (2.0)          (4.4)           0.7            2.4         (5.1)
(Benefit) provision for income taxes         (0.2)          (0.5)           0.1            0.3         (0.6)
                                             ----           ----           ----           ----         ----
  Net (loss) earnings before extraordinary
     item                                    (1.8)          (3.9)           0.6            2.1         (4.5)
Extraordinary item - gain on early
  extinguishment of debt, net of
  income taxes of $88,700                      --             --            0.9             --         (0.9)
                                             ----           ----           ----           ----         ----
  Net (loss) earnings                        (1.8)%         (3.9)%          1.5%           2.1%        (5.4)%
                                             ====           ====           ====           ====         ====
Operating expenses:
  Food and beverage                          39.1%          39.6%          39.7%          (0.5)%       (0.1)%
  Payroll and benefits                       28.3           28.4           27.8           (0.1)         0.6
  Depreciation and amortization               5.0            4.7            4.4            0.3          0.3
  Other operating expenses                   16.0           16.4           15.7           (0.4)         0.7
                                             ----           ----           ----           ----         ----
                                             88.4%          89.1%          87.6%          (0.7)%        1.5%
                                             ====           ====           ====           ====         ====
Restaurants open at end of year                26             25             24
                                             ====           ====           ====

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

1998 COMPARED TO 1997

For the year ended December 30, 1998, total sales increased 3.9% compared to 1997, due to an increase in same-store sales and one additional restaurant opened in June 1998. The sales increase in 1998 compared to 1997 consisted of the following components:

------------------------------------------------------------------------------------------------------
                                                                                            % CHANGE
                                                                                            FROM 1997
                                               1998             1997            CHANGE     TOTAL SALES
------------------------------------------------------------------------------------------------------
Same-Store Sales                            $36,130,000      $35,739,400      $  390,600       1.1%

New Restaurants*                              2,282,400        1,238,400       1,044,000       2.8%
                                            -----------      -----------      ----------       ---

Total Sales                                 $38,412,400      $36,977,800      $1,434,600       3.9%
                                            ===========      ===========      ==========       ===

------------------------
* Sales at restaurants open for 18 months or less.

Same-store sales (average unit sales in restaurants that have been open for at least 18 months and operating during comparable weeks during the current and prior year) for 1998 increased 1.1% from the same period in 1997, compared to a decrease of 8.0% from 1997 as compared to 1996. Total sales (including restaurants open less than 18 months) increased 3.9%.

Management believes that the increase in same-store sales is primarily due to significant increases in sales at certain restaurants remodeled by the Company. These remodels included installation of scatter bars at three restaurants, which resulted in same-store sales gains at these locations in excess of 20%. These increases were somewhat offset by decreases in sales at other Company restaurants caused by the effects of increasing competition, including several new or remodeled restaurants opened by competitors in areas close to Company restaurants. Management is seeking to improve sales trends by focusing on improved restaurant operations and devising competitive strategies to offset the effects of new competition. Management plans to sell restaurants which are not meeting sales and profit expectations. To this end, the Company closed two restaurants in January 1999 and has listed a total of six restaurants for sale. Proceeds from any sales of restaurants would be used either to reduce long-term debt or build new restaurants with more competitive facilities in superior locations.

Due primarily to the negative effects of increasing competition on the Company's sales and profitability, in March 1998 the Company announced that it had retained an investment banking firm specializing in the restaurant industry to assist the Company in identifying and evaluating strategic opportunities which would enhance shareholder value. The Company is continuing to evaluate strategic opportunities recommended by the investment banking firm, and to pursue such strategies it deems appropriate. However, there can be no assurance that a restructuring or transaction will result from this process.

The operating expenses of the Company's restaurants include food and beverage, payroll and benefits, depreciation and amortization, and other operating expenses, which include repairs, maintenance, utilities, supplies, advertising, insurance, property taxes, rents and licenses. The Company's food, beverage, payroll and benefits costs are believed to be higher than the industry average as a percentage of sales as a result of the Company's philosophy of providing customers with high value of food and service for every dollar a customer spends. In total, food and beverage, payroll

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

and benefits, depreciation and amortization and other operating expenses as a percentage of sales decreased to 88.4% in 1998 from 89.1% in 1997.

Food and beverage costs as a percentage of sales decreased to 39.1% in 1998 from 39.6% in 1997, primarily due to lower beef prices, and sales price increases implemented in 1998. Payroll and benefits as a percentage of sales decreased to 28.3% in 1998 from 28.4% in 1997, primarily due to lower workers' compensation insurance costs. Other operating expenses as a percentage of sales decreased to 16.0% in 1998 from 16.4% in 1997, primarily due to lower repair and maintenance costs and to reduced costs for rental of equipment. Depreciation and amortization increased as a percentage of sales to 5.0% in 1998 from 4.7% in 1997, as a result of additions to property and equipment during 1998.

General and administrative expenses as a percentage of sales decreased to 6.4% in 1998 from 7.3% in 1997, primarily due to costs associated with the Bisco takeover attempt in 1997.

The Company recognized asset valuation charges of $209,000 in 1998 and $550,000 in 1997 in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The charges were based upon a financial review of all Company-owned restaurants and applied to one underperforming restaurant held for sale in each year.

In 1998, the Company established a reserve to close two restaurants in 1999, resulting in a pre-tax charge to earnings of $53,000. The charge to earnings reflected anticipated costs associated with closing the restaurants. The two restaurants in Jacksonville, Florida were closed in January 1999.

Interest expense increased to $1,618,900 in 1998 from $1,576,700 during 1997 due to additional borrowing under the Company's credit facility in 1998. In addition, the Company capitalized interest cost of approximately $52,600 in 1998.

The effective income tax rates for the year ended December 30, 1998 and December 31, 1997 were (8.6%) and (12.4%), respectively. An increase in the valuation allowance in deferred tax assets for 1998 and 1997 resulted in the lower than statutory effective rates for those periods.

Net loss for 1998 was $709,300, compared to $1,423,900 in 1997. Loss per share assuming dilution was $.30 for 1998, compared to $.65 in 1997.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

1997 COMPARED TO 1996

For the year ended December 31, 1997, total sales decreased 2.6% compared to 1996. The sales decline in 1997 compared to 1996 consisted of the following components:

------------------------------------------------------------------------------------------------------
                                                                                            % CHANGE
                                                                                            FROM 1996
                                           1997             1996            CHANGE         TOTAL SALES
------------------------------------------------------------------------------------------------------
Same-Store Sales                        $34,936,600      $37,977,600      $(3,041,000)        (8.0%)
New Restaurant                            2,041,200               --        2,041,200          5.4%
                                        -----------      -----------      -----------         ----
Total Sales                             $36,977,800      $37,977,600      $  (999,800)        (2.6%)
                                        ===========      ===========      ===========         ====

Management believes that the decrease in same-store sales (sales in restaurants that have been open for at least 18 months during comparable weeks during the current and prior year) was primarily due to the effects of increasing competition, including several new restaurants opened by competitors in areas close to Company restaurants.

Food and beverage costs as a percentage of sales decreased to 39.6% in 1997 from 39.7% in 1996. Payroll and benefits as a percentage of sales increased to 28.4% in 1997 from 27.8% in 1996. The Company experienced unusually high management turnover in 1997, resulting in higher than expected training costs for new manager hires, as well as operational difficulties. In an attempt to reduce turnover, management decided to increase the number of restaurant managers in order to provide the Company's managers with a five-day work week and a higher quality of life, and therefore improve management retention and customer service. This increase in number of restaurant managers contributed to higher payroll and benefits costs in 1997 as compared to 1996. In addition, the decline in same-store sales resulted in an increase in payroll as a percentage of sales, since a significant amount of payroll cost is a fixed cost.

Other operating expenses as a percentage of sales increased to 16.4% in 1997 from 15.7% in 1996, primarily due to increased fixed operating expenses (as a percentage of sales) resulting from the decline in same store sales. Depreciation and amortization increased as a percentage of sales in 1997 compared to 1996, as a result of additions to property and equipment over the last 24 months and to the decline in comparable store sales.

General and administrative expenses as a percentage of sales increased to 7.3% in 1997 from 5.8% in 1996. The increase was primarily due to approximately $375,000 in costs associated with the Bisco Industries, Inc. ("Bisco") takeover attempt, sales tax expenses incurred and accrued for under a Florida sales tax audit, and the decline in same-store sales. The expenses incurred in opposing the Bisco takeover attempt relate to, among other things, the preparation and mailing of materials in opposition to the Bisco consent solicitation and tender offer and the Ceiley shareholder proposal, litigation filed by the Company against Bisco, and the attendant fees paid for legal advice and proxy solicitation. In February 1998, the Company entered into a one-year Standstill and Settlement Agreement with Bisco.

The Company recognized an asset valuation charge of $550,000 in 1997 in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The charge was based upon a financial review of all Company-owned restaurants and applied to one underperforming restaurant held for sale.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Interest expense increased to $1,576,700 in 1997 from $1,516,300 during 1996. The increase was due to interest costs associated with a new restaurant opened in January 1997.

The effective income tax rates for the years ended December 31, 1997 and January 1, 1997 were (12.4%) and 20.1%, respectively. The increase in the valuation allowance in deferred tax assets in 1997 and the use of certain deferred tax assets which had previously been reserved in 1996 resulted in the lower than statutory effective rates for those periods.

In December 1996, the Company realized a gain on early extinguishment of debt of $348,500, net of income taxes. The gain was accounted for as an extraordinary item.

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

At December 30, 1998, the Company had a working capital deficit of $744,100 compared to a working capital deficit of $1,794,700 at December 31, 1997. The decrease in the working capital deficit in 1998 was primarily due to proceeds from long-term debt issued in 1998, and improved results from operations in 1998.

Cash provided by operating activities increased to $1,525,100 in 1998 from $626,100 in 1997, primarily due to a reduction in the net loss compared to 1997. Cash provided by operating activities decreased to $626,100 in 1997 from $1,645,000 in 1996 due to lower earnings in 1997.

The Company spent approximately $3,226,000 in 1998, $2,741,000 in 1997 and $1,356,000 in 1996 for land, new restaurant construction, restaurant remodeling and equipment. Capital expenditures for 1999, based on present costs and plans for capital improvements, are estimated to be $4,800,000. The Company projects that proceeds from the Company's financing agreements (described below), and cash generated from operations will be sufficient to fund these improvements.

In December 1996, the Company entered into a $15.36 million Loan Agreement with FFCA Mortgage Corporation ("FFCA"). The Loan Agreement governs seventeen Promissory Notes payable to FFCA. Each Note is secured by a mortgage on a Company restaurant property. The Promissory Notes provide for a term of twenty years and an interest rate equal to the thirty-day LIBOR rate plus 3.75%, adjusted monthly. The Loan Agreement provides for various covenants, including the maintenance of prescribed debt service coverages. As of December 30, 1998, the outstanding balance due under the loan was $14,375,500.

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

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Also in December 1996, the Company entered into a separate loan agreement with FFCA under which it borrowed an additional $2,590,000 in 1998. This additional financing is evidenced by three additional Promissory Notes secured by mortgages on three Company restaurant properties. The terms and conditions of this loan agreement are substantially identical to those of the loan agreement described above. As of December 30, 1998, the outstanding balance under this loan was $2,569,300.

In October 1998, the Company received two commitments for new financing from FFCA. The first commitment provides for funding of a maximum of $3,000,000, secured by mortgages on three Company restaurant properties, with an expiration date of March 31, 1999. The second commitment was for construction financing for two new restaurants to be built in 1999. Terms of this commitment include funding of a maximum of $1,600,000 per restaurant, with an expiration date of October 1, 1999. Other terms and conditions of these loan agreements are substantially identical to those of the $15.36 million Loan Agreement described above.

Proceeds from the two new loan commitments should be sufficient to satisfy the Company's capital requirements through the end of 1999. The Company's ability to build additional restaurants or make other capital improvements after 1999 is dependent on its ability to secure additional new financing.

The preceding discussion of liquidity and capital resources contains certain forward-looking statements. Forward-looking statements involve a number of risks and uncertainties, and in addition to the factors discussed in this Annual Report, among the other factors that could cause actual results to differ materially are the following: failure of facts to conform to necessary management estimates and assumptions; the willingness of FFCA to extend financing commitments; repairs or similar expenditures required for existing restaurants due to weather or acts of God; the Company's ability to identify and secure suitable locations on acceptable terms and open new restaurants in a timely manner; the Company's success in selling restaurants listed for sale; the economic conditions in the new markets into which the Company expands; changes in customer dining patterns; competitive pressures from other national and regional restaurant chains and other food vendors; business conditions, such as inflation or a recession, and growth in the restaurant industry and the general economy; and other risks identified from time to time in the Company's SEC reports, registration statements and public announcements.

RECENT DEVELOPMENTS

Change in Listing of Securities on the NASDAQ Stock Market

On February 10, 1999, the Company received notice from NASDAQ that the listing of its common stock was moved from the NASDAQ National Market to the NASDAQ SmallCap Market, due to a failure to comply with the $5.0 million minimum public float requirement of the National Market. The new listing on the SmallCap Market was effective February 12, 1999, but is contingent upon NASDAQ's review of the Company's application. The Company filed a listing application for the SmallCap Market and is awaiting NASDAQ's review for final approval of the Company's listing.

The SmallCap Market has various listing and maintenance requirements, including requirements that (i) the Company maintain at least $2.0 million in net tangible assets, (ii) the minimum bid price of the Common Stock be $1.00 or more per share, (iii) there be at least 500,000 shares in the public float, valued at a minimum of $1.0 million, (iv) the Common Stock have at least two active market makers and (v) the Common Stock be held by at least 300 shareholders owning a minimum of 100 shares.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

On March 23, 1999, the Company received notice from NASDAQ that the Company's closing bid price had declined below $1.00 per share, and has remained below the $1.00 minimum requirement since that time. ACCORDINGLY, NASDAQ DETERMINED TO CONTINUE THE LISTING OF THE COMPANY'S SECURITIES ON THE NASDAQ SMALLCAP MARKET PURSUANT TO THE FOLLOWING EXCEPTION. ON OR BEFORE JUNE 21, 1999, THE COMPANY MUST MEET OR EXCEED A CLOSING BID PRICE OF $1.00 PER SHARE; IMMEDIATELY THEREAFTER, THE COMPANY'S CLOSING BID PRICE MUST MEET OR EXCEED $1.00 PER SHARE FOR A MINIMUM OF TEN CONSECUTIVE TRADING DAYS. IN ORDER TO FULLY COMPLY WITH THE TERMS OF THIS EXCEPTION, THE COMPANY MUST BE ABLE TO DEMONSTRATE COMPLIANCE WITH ALL REQUIREMENTS FOR CONTINUED LISTING. IN THE EVENT THE COMPANY FAILS TO MEET ANY OF THE TERMS OF THIS EXCEPTION, THE COMPANY'S SECURITIES WILL BE DELISTED FROM THE NASDAQ SMALLCAP MARKET.

If the Company's stock is delisted from NASDAQ, trading in the Common Stock would thereafter be conducted on the over-the-counter markets in the so-called "pink sheets" or the National Association of Securities Dealers, Inc.'s "Electronic Bulletin Board". Consequently, the liquidity of the Company's securities could be impaired, not only in the number of shares that could be bought and sold, but also as a result of delays in the timing of the transactions, a reduction in the number and quality of security analysts' and the news media's coverage of the Company, lower prices for the Company's securities than might otherwise be attained and a larger spread between the bid and asked prices for the Company's securities.

In addition, if the Company's securities were to be delisted from the NASDAQ SmallCap Market, the Company's securities could become subject to Rule 15g-9 under the Exchange Act relating to penny stocks, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). Commission regulations define a "penny stock" to be any equity security that is not listed on The NASDAQ Stock Market or a national securities exchange and that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. If the Company's securities were subject to the rules on penny stocks, the market liquidity for the Company's securities could be adversely affected.

In order to settle litigation and other matters between the Company and Bisco Industries, its president and chief executive officer, Glen F. Ceiley and other affiliates ("Bisco"), the Company entered into a Standstill and Settlement Agreement with Bisco in February 1998. Under this agreement, Bisco agreed, among other matters, to (i) not initiate the solicitation of proxies or any shareholder vote in opposition to the Board's recommendations for the 1998 Annual Meeting of Shareholders, (ii) vote shares of the Company's stock owned by Bisco in favor of the Company's slate of Director nominees for the 1998 Annual Meeting of Shareholders and (iii) acquire no more than 19.9% of the total outstanding shares of the Company's common stock. In turn, the Company agreed, among other matters, to (i) dismiss certain litigation against Bisco and (ii) to appoint two Bisco nominees to its Board of Directors. As this agreement expired on February 24, 1999, these parties are no longer subject to the foregoing restrictions.

IMPACT OF INFLATION

Costs of food, beverage, and labor are the expenses most affected by inflation in the Company's business. Although inflation in recent years has been low and accordingly has not had a significant impact on the Company, there can be no assurance that inflation will not increase and impact the Company in the future. A significant portion of the

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Company's employees are paid by the federally established statutory minimum wage. On August 8, 1996, President Clinton signed into law a bill which raised the federally mandated minimum wage by $.50 per hour on October 1, 1996, and by an additional $.40 per hour on September 1, 1997. Future changes in the federal minimum wage may impact the Company's payroll and benefits costs.

The Company raised sales prices approximately 3.0% in 1998 in order to offset the effect of higher payroll and benefit costs. Sales prices were increased approximately 1.0% in 1997 and 3.0% in 1996.

INFORMATION SYSTEMS AND THE YEAR 2000

General. The Company uses and is dependent upon a significant number of computer software programs and operating systems to conduct its business. Such programs and systems include those developed and maintained by the Company, software and systems purchased from outside vendors and software and systems used by the Company's third party providers. The Company recognizes that the Year 2000 issue is one of the most complex data processing problems faced by businesses worldwide.

State of Readiness. The Company's approach to Year 2000 compliance includes a standard set of methods and tools to coordinate and drive the project to completion. The approach consists of six phases:

     1. Assessment -- Defining each system and process to determine if there are date dependencies and how to resolve them.

     2. Remediation -- Implementing the steps identified in the assessment phase to repair date errors.

     3. Testing -- Developing and implementing test scripts to determine if remediated code is correct.

     4. Implementation -- Moving all approved changes from testing into production.

     5. Check-Off -- Formally acknowledging that each process has been implemented and is functioning correctly.

     6. Clean Management -- Employing procedures and practices to prevent the reintroduction of non-compliant applications, products and processes into the operating environment, once Year 2000 compliance has been achieved.

Testing and remediation of critical systems is underway. The Company is having its accounting software revised and rewritten and expects to have the new software installed by the end of the second quarter. It is also testing cash registers and other systems at its restaurants and expects to fix or replace any Year 2000 noncompliant equipment and systems in the next several months. The Company believes that there are no material impediments to its goal of Year 2000 readiness.

The Company has relationships with vendors, customers and other third parties that rely on software and systems that may not be Year 2000 compliant. With respect to such third parties, Year 2000 compliance matters will not be within the Company's direct control. There can be no assurance that Year 2000 compliance failures by such third parties will not have a material adverse effect on the Company's results of operations, although the Company is in contact with these third parties in connection with its contingency planning.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Cost of Year 2000 Efforts. The Company acknowledges that some level of modification or replacement of hardware and software is necessary in order to make the Company's systems "Year 2000 Compliant". The Company presently estimates these remediation costs to be less than $100,000. The Company expects to expense remediation costs as they are incurred, with the exception of new hardware and software purchases, which will be capitalized. The Company has not incurred significant remediation costs prior to December 30, 1998. The source of funds for Year 2000 remediation is in the Company's financing commitment from FFCA Mortgage Corporation described under "Liquidity and Capital Resources".

Year 2000 remediation costs are based on management's best estimates; however, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those plans.

Risks. The worst case Year 2000 scenario, disregarding the Company's remediation efforts and contingency planning, is a failure of the Company's ability to obtain necessary food and beverage supplies from non-compliant suppliers in a timely manner and/or a failure of HVAC and other facility systems due to undetected embedded chips. Such failures would result in material disruption in the Company's operations.

The Company does not presently anticipate any material Year 2000 failures nor does the Company anticipate any material adverse impact to its business, financial condition, or prospects as a result of the Year 2000. The foregoing description of a worst case Year 2000 scenario is furnished in response to and in compliance with the Statement of the Commission Regarding Disclosure of Year 2000 Issues and Consequences by Public Companies, Investment Advisors, Investment Companies, and Municipal Securities Issuers, Securities Act Rel. No. 33-7558 (July 30, 1998).

Contingency Planning. The Company's Year 2000 Program is based on the assumption that 100% impact coverage is neither feasible nor practical. It is possible that the Company or third parties on which the Company depends may have unplanned system difficulties during the transition through 2000, or that third parties may not successfully manage the change to 2000. Therefore, an integral part of the Company's Year 2000 Program is the development of contingency plans in anticipation of systems or third party failure. These contingency plans are in the process of being developed.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS

------------------------------------------------------------------------------------------------------------
                                                                           FOR THE YEARS ENDED
                                                             -----------------------------------------------
                                                             DECEMBER 30,      DECEMBER 31,      JANUARY 1,
                                                                 1998              1997             1997
------------------------------------------------------------------------------------------------------------
Sales                                                        $38,412,400       $36,977,800       $37,977,600

Cost and expenses:
  Food and beverage                                           15,015,500        14,642,500        15,089,500
  Payroll and benefits                                        10,878,300        10,516,000        10,537,500
  Depreciation and amortization                                1,935,000         1,750,700         1,662,500
  Other operating expenses                                     6,127,100         6,069,700         5,953,400
  General and administrative expenses                          2,471,800         2,680,900         2,220,200
  Franchise fees                                               1,150,900         1,108,400         1,138,600
  Asset valuation charge                                         209,000           550,000                --
  Loss from store closings                                        53,000                --                --
  Loss from disposition of equipment                             139,700           146,200            57,400
                                                             -----------       -----------       -----------
                                                              37,980,300        37,464,400        36,659,100
                                                             -----------       -----------       -----------

     Earnings (loss) from operations                             432,100          (486,600)        1,318,500

Interest and other income                                        409,900           437,900           465,100
Interest expense                                              (1,618,900)       (1,576,700)       (1,516,300)
                                                             -----------       -----------       -----------

     (Loss) earnings before income taxes and
       extraordinary item                                       (776,900)       (1,625,400)          267,300
(Benefit) provision for income taxes                             (67,600)         (201,500)           53,600
                                                             -----------       -----------       -----------
     Net (loss) earnings before extraordinary item              (709,300)       (1,423,900)          213,700

Extraordinary item - gain on early extinguishment
  of debt, net of income taxes of $88,700                             --                --           348,500
                                                             -----------       -----------       -----------
     Net (loss) earnings                                     $  (709,300)      $(1,423,900)      $   562,200
                                                             ===========       ===========       ===========

Basic earnings per share:
     Net (loss) earnings before extraordinary item           $     (0.30)      $     (0.65)      $      0.10
     Extraordinary item - gain on early extinguishment
       of debt                                                        --                --              0.16
                                                             -----------       -----------       -----------
     Net (loss) earnings                                     $     (0.30)      $     (0.65)      $      0.26
                                                             ===========       ===========       ===========
Diluted earnings per share:
     Net (loss) earnings before extraordinary item           $     (0.30)      $     (0.65)      $      0.09
     Extraordinary item - gain on early extinguishment
       of debt                                                        --                --              0.15
                                                             -----------       -----------       -----------
     Net (loss) earnings                                     $     (0.30)      $     (0.65)      $      0.24
                                                             ===========       ===========       ===========

See accompanying notes to consolidated financial statements.
---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------------------
                                                              DECEMBER 30, 1998      DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------
                                                ASSETS
Current assets:
  Cash and cash equivalents                                     $  1,910,200           $    696,000
  Investments                                                        644,000                600,300
  Receivables                                                        107,000                 93,200
  Current portion of mortgages receivable                             71,100                124,900
  Income taxes receivable                                             60,200                297,900
  Inventories                                                        333,400                280,500
  Prepaid and other current assets                                   296,600                311,200
                                                                ------------           ------------
     Total current assets                                          3,422,500              2,404,000

Mortgages receivable                                                 237,600                308,700

Property and equipment:
  Land                                                             8,882,100              9,088,300
  Buildings and improvements                                      21,236,600             19,908,900
  Equipment                                                       12,528,600             13,151,600
                                                                ------------           ------------
                                                                  42,647,300             42,148,800
  Accumulated depreciation                                       (16,509,400)           (15,848,500)
                                                                ------------           ------------
     Net property and equipment                                   26,137,900             26,300,300

Property held for sale                                             1,463,400                552,800
Other assets, principally deferred charges,
  net of accumulated amortization                                    830,700                767,000
                                                                ------------           ------------
                                                                $ 32,092,100           $ 30,332,800
                                                                ============           ============

                                 LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                              $  1,381,000           $  1,287,000
  Accrued liabilities                                              2,412,000              2,630,300
  Current portion of long-term debt                                  370,500                278,900
  Current portion of obligation under capital lease                    3,100                  2,500
                                                                ------------           ------------
     Total current liabilities                                     4,166,600              4,198,700

Long-term debt                                                    16,574,300             14,402,800
Obligation under capital lease                                     1,052,700              1,056,000
Deferred revenue                                                      23,200                 30,800
                                                                ------------           ------------
     Total liabilities                                            21,816,800             19,688,300

Shareholders' equity:
  Preferred stock of $.01 par; authorized 10,000,000 shares;
     none issued                                                          --                     --
  Common stock of $.01 par; authorized 4,000,000 shares;
     outstanding 2,371,600 in 1998 and 2,216,200 shares in
     1997                                                             23,700                 22,200
  Additional paid-in capital                                       8,594,700              8,256,100
  Retained earnings                                                1,656,900              2,366,200
                                                                ------------           ------------
Total shareholders' equity                                        10,275,300             10,644,500
                                                                ------------           ------------
                                                                $ 32,092,100           $ 30,332,800
                                                                ============           ============

See accompanying notes to consolidated financial statements.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

  FOR THE YEARS ENDED DECEMBER 30, 1998, DECEMBER 31, 1997 AND JANUARY 1, 1997

-------------------------------------------------------------------------------------------------------------------
                                                          COMMON STOCK        ADDITIONAL
                                                      ---------------------    PAID-IN      RETAINED
                                                        SHARES      AMOUNT     CAPITAL      EARNINGS       TOTAL
-------------------------------------------------------------------------------------------------------------------
Balance, January 3, 1996                              10,845,000   $108,500   $8,123,300   $3,227,900   $11,459,700
Net earnings                                                                                  562,200       562,200
Exercise of stock options                                 75,700        700       18,100                     18,800
Retirement of warrants                                                           (63,000)                   (63,000)
Directors' fees in the form of stock options                                      20,000                     20,000
                                                      ----------   --------   ----------   ----------   -----------
Balance, January 1, 1997                              10,920,700    109,200    8,098,400    3,790,100    11,997,700

Net loss                                                                                   (1,423,900)   (1,423,900)
Exercise of stock options                                 32,060      1,600       49,100                     50,700
Common stock 1-for-5 reverse split                    (8,736,560)   (88,600)      88,600                         --
Directors' fees in the form of stock options                                      20,000                     20,000
                                                      ----------   --------   ----------   ----------   -----------
Balance, December 31, 1997                             2,216,200     22,200    8,256,100    2,366,200    10,644,500

Net loss                                                                                     (709,300)     (709,300)
Exercise of stock options                                 14,108        100        4,700                      4,800
Sale of common stock                                     141,340      1,400      303,900                    305,300
Directors' fees in the form of stock options                                      30,000                     30,000
                                                      ----------   --------   ----------   ----------   -----------
Balance, December 30, 1998                             2,371,648   $ 23,700   $8,594,700   $1,656,900   $10,275,300
                                                      ==========   ========   ==========   ==========   ===========

See accompanying notes to consolidated financial statements.
---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

-------------------------------------------------------------------------------------------------------------
                                                                     FOR THE YEARS ENDED
                                                -------------------------------------------------------------
                                                DECEMBER 30, 1998      DECEMBER 31, 1997      JANUARY 1, 1997
-------------------------------------------------------------------------------------------------------------
Operating activities:
  Net (loss) earnings                             $   (709,300)          $ (1,423,900)         $    562,200
  Adjustments to reconcile net (loss) earnings
     to net cash provided by operating
     activities:
     Depreciation and amortization                   1,935,000              1,750,700             1,662,500
     Asset valuation charge                            209,000                550,000                    --
     Directors' fees in the form of stock
       options                                          30,000                 20,000                20,000
     Amortization of loan fees                          24,700                 22,200                89,800
     Loss on disposition of property and
       equipment                                       139,700                146,200                57,400
     Amortization of loan discount                          --                     --                51,000
     Gain on early extinguishment of debt                   --                     --              (437,200)
  Decrease (increase) in:
     Receivables                                       (13,800)                (3,200)              (16,100)
     Income taxes receivable                           237,700               (297,900)                   --
     Inventories                                       (52,900)               (78,200)               45,100
     Prepaids and other current assets                  14,600                (64,000)                9,400
     Other assets                                     (157,700)               (50,900)             (492,500)
  Increase (decrease) in:
     Accounts payable                                   94,000                104,000               (67,700)
     Accrued liabilities                              (218,300)                48,200                88,000
     Income taxes payable                                   --                (84,800)               79,400
     Deferred revenue                                   (7,600)               (12,300)               (6,300)
                                                  ------------           ------------          ------------
Net cash provided by operating activities            1,525,100                626,100             1,645,000
                                                  ------------           ------------          ------------
Investing activities:
  Principal receipts on notes receivable               124,900                776,100               208,700
  (Purchase) sale of investments                       (43,700)               492,800              (492,800)
  Proceeds from sale of property and equipment         263,200                    900               548,600
  Capital expenditures                              (3,225,800)            (2,740,700)           (1,356,400)
                                                  ------------           ------------          ------------
Net cash used in investing activities               (2,881,400)            (1,470,900)           (1,091,900)
                                                  ------------           ------------          ------------
Financing activities:
  Payments on long-term debt and obligation
     under capital lease                              (329,600)              (760,800)          (15,414,500)
  Construction draw on building under capital
     lease                                                  --                500,100               585,000
  Proceeds from issuance of long-term debt           2,590,000                     --            15,360,000
  Retirement of warrants                                    --                     --               (63,000)
  Proceeds from the issuance of common stock           310,100                 50,700                18,800
                                                  ------------           ------------          ------------
Net cash provided by (used in) financing
  activities                                         2,570,500               (210,000)              486,300
                                                  ------------           ------------          ------------
Net increase (decrease) in cash and cash
  equivalents                                        1,214,200             (1,054,800)            1,039,400
Cash and cash equivalents-beginning of year            696,000              1,750,800               711,400
                                                  ------------           ------------          ------------
Cash and cash equivalents-end of year             $  1,910,200           $    696,000          $  1,750,800
                                                  ============           ============          ============
Supplemental disclosures of cash flow
  information:
     Cash paid during the period for interest     $  1,581,900           $  1,435,200          $  1,386,600
                                                  ============           ============          ============
     Cash paid during the period for income
       taxes                                      $          0           $    181,000          $     63,000
                                                  ============           ============          ============

See accompanying notes to consolidated financial statements.
---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

The Company was organized under the laws of the State of Florida in September l985 and is the sole franchisee of Ryan's Family Steak House restaurants in the State of Florida.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Steak House Construction. All significant intercompany transactions and balances have been eliminated.

FISCAL YEAR

The fiscal year consists of a fifty-two or fifty-three week period ending on the Wednesday nearest to December 31. Fiscal years 1996, 1997 and 1998 consisted of fifty-two weeks.

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

INVESTMENTS

Investments represent certificates of deposit with maturities of less than one year. These investments are pledged with various entities to support the Company's workers' compensation liability. Interest rates on the certificates vary from 4.88% to 5.50%.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of food items, ingredients and supplies.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Maintenance, repairs and betterments which do not enhance the value of or increase the life of the assets are charged to costs and expenses as incurred. Depreciation is provided for financial reporting purposes principally on the straight-line method over the following estimated lives: buildings -- 25 years, land improvements -- 25 years and equipment -- 5-8 years. Leasehold improvements are amortized over the life of the related lease, or the life of the asset, whichever was less.

Interest expense from the FFCA loan is capitalized to the extent that such proceeds are used for the construction of new restaurants. Interest costs of approximately $52,600 were capitalized in 1998.

PROPERTY HELD FOR SALE

Property held for sale consists of two restaurant properties and an outparcel stated at the lower of cost or estimated net realizable value. The Company has four additional restaurants listed for sale which are still operating and are therefore not included in property held for sale.

DEFERRED CHARGES

Deferred charges and related amortization periods are as follows: financing costs -- term of the related loan, and initial franchise rights -- 40 years.

INCOME TAXES

Deferred income taxes are provided for temporary differences between financial reporting basis and tax basis of the Company's assets and liabilities using presently enacted income tax rates.

NEW ACCOUNTING STANDARDS

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Cost of Start-up Activities". This SOP requires that the costs of start-up activities, or one-time activities that relate to the opening of a new facility, be expensed as incurred instead of being capitalized. The Company incurs such costs when opening a new restaurant and currently amortizes these pre-opening costs over the first 52 weeks of a restaurant's operations. This SOP must be implemented by no later than the first quarter of 1999. Management estimates that, when implemented, the related write-off will not have a material impact on the Company's financial statements.

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. The adoption of SFAS No. 130 has no material impact on the Company's consolidated results of operations, financial position or cash flows. Comprehensive income equals net income plus other comprehensive income. Other comprehensive income refers to revenues, expenses, gains and losses that are reflected in shareholder's equity but excluded from net income. At December 30, 1998 and for the three years then ended, the Company had no other comprehensive income.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

NOTE 2. CLOSED RESTAURANT COSTS

In 1998, the Company established a reserve to close two restaurants in 1999, resulting in a pre-tax charge to earnings of $53,000. The charge to earnings reflected anticipated costs associated with closing the restaurants. The two restaurants in Jacksonville, Florida were closed in January 1999. The total book value of these restaurants as of December 30, 1998 was approximately $1,190,000, which is included in property held for sale. These two restaurants incurred a combined pre-tax loss of $174,000 in fiscal year 1998.

NOTE 3. ASSET VALUATION CHARGE

In accordance with SFAS No. 121, the Company recognized an asset valuation charge of $209,000 in 1998 and $550,000 in 1997. This charge was based upon a financial review of all Company-owned restaurants and applied to one underperforming unit each year, both of which the Company intends to sell or lease in 1999. The charge was based on the difference between each unit's net book value and estimated fair value, which equaled the estimated proceeds from disposal as determined by management. Considerable management judgment is necessary to estimate proceeds from disposal and, accordingly, actual proceeds could vary significantly from such estimates. Management plans to actively market these restaurants, but currently cannot estimate the expected disposal dates.

NOTE 4. FRANCHISE AGREEMENT

In October 1996, the Company amended its Franchise Agreement with Ryan's Family Steak Houses, Inc. The amended agreement requires the Company to pay a monthly royalty fee of 3.0% through December 2001, and 4.0% thereafter of the gross receipts of each Ryan's Family Steak House restaurant. Total royalty fee expenses were $1,150,900, $1,108,400 and $1,138,600 for fiscal years 1998, 1997 and 1996.

The Franchise Agreement requires the Company to operate a minimum number of Ryan's restaurants on December 31 of each year. Failure to operate the minimum number could result in the loss of exclusive franchise rights to the Ryan's concept in North and Central Florida. The Company operated 26 restaurants as of fiscal year end 1998 and was therefore in compliance with the Franchise Agreement. The Company has listed six restaurants for sale. Although the Company closed two restaurants in January 1999, management expects to be able to open enough new restaurants in 1999 to satisfy the requirement. If management determines that the Company will not be able to open enough restaurants to satisfy the requirement, a waiver of the requirement will be requested from the Franchisor.

The following schedule outlines the number of Ryan's restaurants required to be operated by the Company as of December 31 each year under the amended Franchise
Agreement:

----------------------------------------------------------------------------------------
                                                     NUMBER OF
                                              RESTAURANTS REQUIRED TO
                 END OF FISCAL YEAR               BE IN OPERATION
----------------------------------------------------------------------------------------
                 1998                                    26
                 1999                                    27
                 2000                                    28
                 2001 and subsequent years   Increases by one each year

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

NOTE 5. ACCRUED LIABILITIES

Accrued liabilities are summarized as follows:

----------------------------------------------------------------------------------------------
                                                                       1998            1997
----------------------------------------------------------------------------------------------
             Payroll and payroll taxes                              $  618,700      $  549,200
             Workers' compensation liability                         1,074,100       1,260,500
             Other                                                     719,200         820,600
                                                                    ----------      ----------
                                                                    $2,412,000      $2,630,300
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

NOTE 6. LONG-TERM DEBT

Long-term debt is summarized as follows:

-----------------------------------------------------------------------------------------------
                                                                      1998             1997
-----------------------------------------------------------------------------------------------
          Collateralized notes payable to FFCA Mortgage
          Corporation, monthly principal and interest payments
          totaling $165,000 effective December 1998, interest at
          thirty day LIBOR rate +3.75% (9.03% at December 30,
          1998)                                                    $16,944,800      $14,681,400
          Other                                                             --              300
                                                                   -----------      -----------
                                                                    16,944,800       14,681,700
          Less current portion:                                       (370,500)        (278,900)
                                                                   -----------      -----------
                                                                   $16,574,300      $14,402,800
                                                                   ===========      ===========

Total maturities of long-term debt are as follows:

1999                                     $   370,500
2000                                         406,400
2001                                         446,000
2002                                         489,200
2003                                         536,700
Thereafter                                14,696,000
                                         -----------
                                         $16,944,800
                                         ===========

In December 1996, the Company entered into a $15.36 million Loan Agreement with FFCA Mortgage Corporation ("FFCA"). The Loan Agreement governs seventeen Promissory Notes payable to FFCA. Each Note is collateral-

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

ized by a mortgage on a Company restaurant property. The Promissory Notes provide for a term of twenty years and an interest rate equal to the thirty-day LIBOR rate plus 3.75%, adjusted monthly. The Loan Agreement provides for various covenants, including the maintenance of prescribed debt service coverages. As of December 30, 1998, the outstanding balance due under the loan was $14,375,500.

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

Also in December 1996, the Company entered into a separate loan agreement with FFCA under which it borrowed an additional $2,590,000 in 1998. This additional financing is evidenced by three additional Promissory Notes collateralized by mortgages on three Company restaurant properties. The terms and conditions of this loan agreement are substantially identical to those of the loan agreement described above. As of December 30, 1998, the outstanding balance under this loan was $2,569,300.

In October 1998, the Company received two commitments for new financing from FFCA. The first commitment provides for funding of a maximum of $3,000,000, collateralized by mortgages on three Company restaurant properties, with an expiration date of March 31, 1999. The second commitment was for construction financing for two new restaurants to be built in 1999. Terms of this commitment include funding of a maximum of $1,600,000 per restaurant, with an expiration date of October 1, 1999. Other terms and conditions of these loan agreements are substantially identical to those of the $15.36 million Loan Agreement described above.

NOTE 7. INCOME TAXES

The (benefit) provision for income taxes is comprised of the following:

---------------------------------------------------------------------------------------------------
                                                                1998          1997           1996
---------------------------------------------------------------------------------------------------
         Current:

           Federal                                            $(67,600)     $(201,500)     $142,300
                                                              ========      =========      ========

Income taxes for the years ended December 30, 1998, December 31, 1997 and January 1, 1997 differ from the amount computed by applying the federal statutory corporate rate to earnings before income taxes. The differences are reconciled as follows:

-------------------------------------------------------------------------------------------------
                                                             1998           1997           1996
-------------------------------------------------------------------------------------------------
         Tax (benefit) provision at statutory rate         $(271,900)     $(568,900)     $245,500
         Increase (decrease) in taxes due to:
         Effect of graduated tax rates                         7,800         16,300        (7,000)
         State tax net of federal benefit                    (28,200)       (59,000)       38,600
         Change in deferred tax asset valuation allowance    224,500        377,900      (109,400)
         Other                                                   200         32,200       (25,400)
                                                           ---------      ---------      --------
         (Benefit) provision for income taxes              $ (67,600)     $(201,500)     $142,300
                                                           =========      =========      ========

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

The components of deferred taxes at December 30, 1998 and December 31, 1997 are summarized below:

-----------------------------------------------------------------------------------------
                                                 DECEMBER 30, 1998      DECEMBER 31, 1997
-----------------------------------------------------------------------------------------
Deferred tax assets:
  Capital loss not currently deductible             $   47,500             $   46,100
  Excess tax over book basis:
     Property held for sale                            109,300                164,700
     Asset valuation reserve                           285,600                207,000
  Federal and state tax credits                        589,400                562,500
  Accruals not currently deductible                    424,100                474,500
  Unearned revenue, previously taxed                    12,000                 16,800
  State net operating loss                             267,700                 44,900
                                                    ----------             ----------
  Total deferred tax asset                           1,735,600              1,516,500
  Valuation allowance                                 (744,200)              (519,700)
                                                    ----------             ----------
                                                       991,400                996,800
                                                    ----------             ----------
Deferred tax liability:
  Excess of tax over book depreciation and
     amortization                                      991,400                996,800
                                                    ==========             ==========
Net deferred taxes                                  $       --             $       --
                                                    ==========             ==========

At December 30, 1998 the Company's federal and state tax credit was comprised of $49,200 in general business credits which expire in 2013 and alternative minimum tax credits of $540,200 which have no expiration date. The Company has operating loss carryforward available to offset future federal taxable income of approximately $565,500 at December 30, 1998.

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

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Earnings per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for net income and net income available to common shareholders:

--------------------------------------------------------------------------------------------------------------------
                                           1998                                   1997                      1996
                           ------------------------------------   ------------------------------------   -----------
                             INCOME         SHARES        PER       INCOME         SHARES        PER       INCOME
                           (NUMERATOR)   (DENOMINATOR)   SHARE    (NUMERATOR)   (DENOMINATOR)   SHARE    (NUMERATOR)
--------------------------------------------------------------------------------------------------------------------
BASIC EPS:
Net (loss) income
  available to common
  shareholders              $(709,300)     2,348,000     $(0.30)  $(1,423,900)    2,206,000     $(0.65)   $562,200
                                                         ======                                 ======

Effect of Dilutive
  Securities:
  Stock options                                1,200
  Warrants                                     5,800

DILUTED EPS:
Net (loss) income
  available to common
  shareholders plus
  assumed conversions       $(709,300)     2,355,000     $(. 30)  $(1,423,900)    2,206,000     $(0.65)   $562,200
                                                         ======                                 ======

-------------------------  ---------------------
                                   1996
                           ---------------------
                              SHARES        PER
                           (DENOMINATOR)   SHARE
-------------------------  ---------------------
BASIC EPS:
Net (loss) income
  available to common
  shareholders               2,177,400     $0.26
                                           =====
Effect of Dilutive
  Securities:
  Stock options                 49,800
  Warrants                     140,700
DILUTED EPS:
Net (loss) income
  available to common
  shareholders plus
  assumed conversions        2,367,600     $0.24
                                           =====

The Company has a stock option plan for non-employee directors pursuant to which up to an aggregate of 180,000 shares of the common stock are authorized to be granted. All options expire five years after the date of grant or one year after completion of the term as a director.

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

In 1995 the Company's shareholders approved a new employee long-term incentive plan pursuant to which an additional 200,000 shares of common stock are authorized to be granted in the form of stock options or restricted stock. All options granted under this plan expire no later than ten years after the date of grant or in most cases three months after termination of employment.

If compensation cost for stock option grants had been determined based on the fair value at the grant dates for 1998, 1997, and 1996 consistent with the method prescribed by SFAS No. 123, the Company's net earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

--------------------------------------------------------------------------------
                                                1998         1997         1996
--------------------------------------------------------------------------------
Net Earnings                    As reported   $(709,300)  $(1,423,900)  $562,200
                                Pro forma      (735,700)   (1,477,800)   490,300

Diluted Earnings                As reported   $    (.30)  $      (.65)  $    .24
Per Share                       Pro forma          (.31)         (.67)       .21

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weight-average assumptions used for grants in 1998, 1997 and 1996,

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

respectively: dividend yield 0 percent each year, expected volatility of 75, 99, and 134 percent, risk-free interest rates of 5.1, 5.6, and 6.5 percent, and expected lives of 10 years for each year.

The following table summarizes the changes in the total number of stock option shares outstanding during the three years ended December 30, 1998.

--------------------------------------------------------------------------------------------------------------
                                  1998                          1997                          1996
                       ---------------------------   ---------------------------   ---------------------------
                                  WEIGHTED AVERAGE              WEIGHTED AVERAGE              WEIGHTED AVERAGE
                       OPTIONS     EXERCISE PRICE    OPTIONS     EXERCISE PRICE    OPTIONS     EXERCISE PRICE
--------------------------------------------------------------------------------------------------------------
Options outstanding
  at beginning of
  year                  181,940        $3.08          193,840        $3.00          262,040        $3.11
Options granted          42,478          .77           34,852         2.64           27,886         2.66
Options exercised       (14,028)         .37          (32,052)        1.58          (15,136)        1.25
Options forfeited       (19,450)        4.20          (14,700)        4.23          (80,950)        3.57
                       --------                      --------                      --------
Options outstanding
  at end of year        190,940         2.66          181,940         3.08          193,840         3.00
                       ========                      ========                      ========
Options exercisable
  at end of year        123,830         2.65          103,670         3.20           89,810         3.50
                       ========                      ========                      ========
Weighted average fair
  value of options
  granted during the
  year                 $ 26,400                      $ 41,800                      $ 36,200
Common shares
  reserved for future
  grants at end of
  year                   98,289           --          125,689           --          153,289           --

The following table summarizes information about fixed stock options outstanding at December 30, 1998:

--------------------------------------------------------------------------------------------------------------------
                    YEAR            EXERCISE          OPTIONS            OPTIONS          WEIGHTED AVERAGE
                    GRANTED         PRICE $         OUTSTANDING        EXERCISABLE         REMAINING LIFE
--------------------------------------------------------------------------------------------------------------------
                    1989             $14.38             2,600              2,600                  .5
                    1991               4.06             9,400              9,400                 2.3
                    1992               5.63             2,800              2,800                 3.1
                    1993               3.13             4,200              4,200                 4.3
                    1994               1.25            11,500             11,500                 6.0
                    1995               3.75            26,440             19,830                 6.7
                    1995               2.00            57,500             57,500                 6.7
                    1996               2.81            19,700              9,850                 8.0
                    1997               3.28            24,600              6,150                 9.0
                    1998               1.00            32,200                 --                10.0
                                                      -------            -------
                                                      190,940            123,830
                                                      =======            =======

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Remaining non-exercisable options as December 30, 1998 become exercisable as follows:

1999                   25,735
2000                   19,125
2001                   14,200
2002                    8,050
                       ------
                       67,110
                       ======

Cerberus Partners, L.P., holds detachable warrants to purchase 140,000 shares of the Company's common stock at $2.00 per share at any time prior to October 1, 2003. The estimated fair value of the warrants retired as of December 18, 1996 (the date of the retirement of the Cerberus Notes) of $63,000 was recorded as a decrease to additional paid-in capital and included in the gain from early retirement of debt.

The Company's Board of Directors is authorized to set the various rights and preferences for the Company's Preferred Stock, including voting, conversion, dividend and liquidation rights and preferences, at the time shares of Preferred Stock are issued. As of December 30, 1998 there were no shares of Preferred Stock issued.

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

The Rights will be exercisable and will trade separately from the Company's common stock upon the tenth business day after (i) the date of public announcement that a person or group has become the beneficial owners of 15% (other than Bisco and its affiliates, for which the threshold is 20%) or more of the outstanding shares of the Company's common stock (an "Acquiring Person"), or
(ii) such later date determined by the Board of Directors after the first public announcement of a tender or exchange offer, which, upon consummation, would result in a person or a group being the beneficial owner of 15% (other than Bisco and its affiliates, for which the threshold is 20%) or more of the outstanding shares of common stock, or (iii) after a majority of the Board who are not officers of the Company have determined that a person is an Adverse Person (as defined in the Rights Agreement).

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

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

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

The profit sharing plan includes a 40l(k) feature by which employees can contribute, by payroll deduction only, l% to l5% of their annual compensation not to exceed $10,000 in 1998.

The plan provides for a Company matching contribution of $.25 per dollar of the first 6% of employee contributions. The Company's matching contribution was $30,900 in 1998, $29,211 in 1997 and $32,050 in 1996. Employees vest in Company contributions based on the following schedule:

-----------------------------------------------------------------------------------------------------------
                                       YEARS OF     VESTING
                                        SERVICE    PERCENTAGE
-----------------------------------------------------------------------------------------------------------
                                      Less than 3       0%
                                           3           20%
                                           4           40%
                                           5           60%
                                           6           80%
                                           7          100%

NOTE 10. COMMITMENTS AND CONTINGENCIES

Lease Obligations

At December 30, 1998, the Company is committed under the terms and conditions of real and personal property operating leases for minimum rentals aggregating $2,672,800 plus insurance, common area expenses and taxes. The Company has various renewal options on these leases covering periods of five to twenty years.

In September 1996, the Company entered into a twenty year lease agreement with two five year renewal options for a restaurant building. The total net book value of the assets covered by the lease amount to $1,033,400 at December 30, 1998. Interest is computed at an annual rate of 10.65%.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Future minimum lease obligations under noncancelable capital leases and operating leases consist of the following as of December 30, 1998:

-----------------------------------------------------------------------------------------------------------------
                                                                 CAPITAL        OPERATING
                                                                 LEASES           LEASES
-----------------------------------------------------------------------------------------------------------------
                    1999                                       $   115,400      $  312,100
                    2000                                           115,400         264,200
                    2001                                           115,400         214,700
                    2002                                           129,300         213,400
                    2003                                           129,300         171,000
                    Future years                                 1,922,000       1,497,400
                                                               -----------      ----------
                    Total minimum lease payments                 2,526,800      $2,672,800
                                                                                ==========
                    Amounts representing interest               (1,471,000)
                                                               -----------
                    Present value of net minimum payments        1,055,800
                    Current portion                                 (3,100)
                                                               -----------
                    Long-term capitalized lease obligations    $ 1,052,700
                                                               ===========

Rental expense for operating leases for the years ended December 30, 1998, December 31, 1997, and January 1, 1997 was approximately $490,000, $477,700, and $380,500 respectively.

The Company leases the premises where its Clearwater, Florida restaurant is located. On May 13, 1997, the Company received notice from Aetna Life Insurance Company, the mortgage holder of the property at which the Company's Clearwater, Florida restaurant is located, that Aetna intended to foreclose on the property due to a default by the landlord on the mortgage. In October 1998, Aetna was granted a Motion for Summary Judgment of Foreclosure by the Circuit Court of the Sixth Judicial Court in Pinellas County. The Company subsequently agreed not to appeal the Circuit Court's ruling in exchange for Aetna's agreement not to initiate any eviction proceedings prior to May 30, 1999. After May 1999, either the Company or Aetna may terminate the lease agreement with 30 days notice. If Aetna decides to terminate the lease in 1999, the Company would be required to write-off approximately $300,000 of leasehold improvements.

Legal Matters

The Company, in the normal course of business, is subjected to claims and litigation with respect to store operations. In the opinion of management, based on the advice of legal counsel the ultimate disposition of these claims and litigation will not have a material effect on the financial position or results of operations of the Company.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

NOTE 11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents -- For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investments -- The Company's investments consist of certificates of deposit for which the carrying amount is a reasonable estimate of fair value.

Mortgage Receivable -- The fair value of mortgage receivable is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The Company believes the carrying amount is a reasonable estimate of fair value.

Debt -- Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt instruments. The Company believes the carrying amount is a reasonable estimate of such fair value.

NOTE 12. SUBSEQUENT EVENTS

Expiration of Stand Still and Settlement Agreement

In order to settle litigation and other matters between the Company and Bisco industries, its president and chief executive officer, Glen F. Ceiley and other affiliates ("Bisco"), the Company entered into a Standstill and Settlement Agreement with Bisco in February 1998. Under this agreement, Bisco agreed, among other matters, to (i) not initiate the solicitation of proxies or any shareholder vote in opposition to the Board's recommendations for the 1998 Annual Meeting of Shareholders, (ii) vote shares of the Company's stock owned by Bisco in favor of the Company's slate of Director nominees for the 1998 Annual Meeting of Shareholders and (iii) acquire no more than 19.9% of the total outstanding shares of the Company's common stock. In turn, the Company agreed, among other matters, to (i) dismiss certain litigation against Bisco and (ii) to appoint two Bisco nominees to its Board of Directors. As this agreement expired on February 24, 1999, these parties are no longer subject to the foregoing restrictions.

Change in Listing of Securities on the NASDAQ Stock Market

On February 10, 1999, the Company received notice from NASDAQ that the listing of its common stock was moved from the NASDAQ National Market to the NASDAQ SmallCap Market, due to a failure to comply with the $5.0 million minimum public float requirement of the National Market. The new listing on the SmallCap Market was effective February 12, 1999, but is contingent upon NASDAQ's review of the Company's application. The Company filed a listing application for the SmallCap Market and is awaiting NASDAQ's review for final approval of the Company's listing.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS
FAMILY STEAK HOUSES OF FLORIDA, INC.

       We have audited the accompanying consolidated balance sheets of Family Steak Houses of Florida, Inc. and subsidiaries as of December 30, 1998 and December 31, 1997 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Family Steak Houses of Florida, Inc. and subsidiaries as of December 30, 1998 and December 31, 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 1998 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Jacksonville, Florida
February 25, 1999

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

COMPANY'S REPORT ON FINANCIAL STATEMENTS

       Family Steak Houses of Florida, Inc. has prepared and is responsible for the accompanying consolidated financial statements and related consolidated financial information included in this report. These consolidated financial statements were prepared in accordance with generally accepted accounting principles and are appropriate under the circumstances. These consolidated financial statements necessarily include amounts determined using management's best judgements and estimates.

       Family Steak Houses of Florida, Inc. maintains accounting and other control systems which the Company believes provides reasonable assurance that assets are safeguarded and that the books and records reflect the authorized transactions of the Company, although there are inherent limitations in all internal control structure elements, as well as cost/benefit considerations.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

CORPORATE LISTING

CORPORATE OFFICER AND DIRECTORS

Lewis E. Christman, Jr.
President, Chief Executive Officer, Director

Edward B. Alexander
Vice President of Finance and Director

G. Alan Howard
Director
Senior Counsel, HomeSide Lending, Inc.
Of Counsel -- Milam Otero Larsen
  Dawson & Traylor, P.A.

Joseph M. Glickstein, Jr.
Director
Partner, Glickstein & Glickstein

Richard M. Gray
Director
Partner, Gray & Kelley

Glen F. Ceiley
Director
President & CEO, Bisco Industries, Inc.

Jay Conzen
Director
Principal, Jay Conzen Investments

ANNUAL MEETING

The annual meeting will be held at:
  Sea Turtle Inn
  One Ocean Boulevard
  Atlantic Beach, FL 32233
  Thursday, July 1 at 10:00 am

FAMILY STEAK HOUSES OF FLORIDA, INC.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Deloitte & Touche LLP
Suite 2801, Independent Square
One Independent Drive
Jacksonville, FL 32202-5034

GENERAL COUNSEL

McGuire Woods Battle & Boothe LLP
3300 Barnett Center
50 North Laura Street
P.O. Box 4099
Jacksonville, FL 32201

TRANSFER AGENT/RIGHTS AGENT

Chase Mellon Shareholder Services
Four Station Square
Third Floor
Pittsburg, PA 15219-1173

EXECUTIVE OFFICE

Family Steak Houses of Florida, Inc.
2113 Florida Boulevard
Neptune Beach, Florida 32266

FORM 10-K

A copy of the Company's Annual Report on Form 10-K for fiscal 1998, as filed with the Securities and Exchange Commission, may be obtained by writing to:
Corporate Secretary
Family Steak Houses of Florida, Inc.
2113 Florida Boulevard
Neptune Beach, FL 32266

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

COMMON STOCK DATA

The Company's common stock is traded on the NASDAQ SmallCap Market System under the trading symbol "RYFL". As of March 1, 1999, prior to the reverse split, there were 2,456 shareholders of record, not including individuals holding shares in street names. The closing sale price for the Company's stock on March 1, 1999 was $1.00.

The Company has never paid cash dividends on its common stock and is not allowed to pay dividends under its loan agreements. Management of the Company presently intends to retain all available funds for expansion of the business.

The quarterly high and low closing prices (as adjusted for the reverse stock split) of the Company's common stock are as shown below:

MARKET PRICE OF COMMON STOCK
--------------------------------------------------------------------------------

                                                  1998               1997
                    QUARTER                  HIGH      LOW      HIGH       LOW
---------------------------------------------------------------------------------------------
                    First                   3 3/4    1 3/4     5         2 1/2
                    Second                  3 1/2    1 11/16   4 3/8     3 7/16
                    Third                   2 7/16   1 1/4     3 29/32   2 21/32
                    Fourth                  1 1/2    11/16     3 19/32   2 31/32

Pursuant to the Standstill and Settlement Agreement with Bisco and its affiliates, on February 27, 1998, the Company sold 141,340 shares of its common stock to Bisco at a purchase price of $2.16, which was the average closing price of the Company's common stock for the ten trading days immediately preceding the date of the sale. The total price paid by Bisco to the Company was $305,312. These shares of common stock were sold without registration under the exemption granted under Rule 506 of Regulation D since the sale was made to only one purchaser who qualified as an accredited investor.

---------------------------------(RYAN'S LOGO)---------------------------------
                                       32