Form 10-K, Exhibit 13
period 1999-12-29
FAMILY STEAK HOUSES OF FLORIDA INC
filed 2000-03-15
CIK 784539

                      FAMILY STEAK HOUSES OF FLORIDA, INC.

CORPORATE PROFILE

ABOUT THE COMPANY

Family Steak Houses of Florida, Inc. is the sole franchisee of Ryan's Family Steak House restaurants in the state of Florida. The Company's first restaurant was opened in Jacksonville, Florida in May 1982. The Company presently operates 22 Ryan's restaurants in Florida.

A Ryan's Family Steak House restaurant is a family-oriented restaurant serving high-quality, reasonably priced food in a casual atmosphere with server-assisted service. The restaurants feature self-service scatter bars, bakery and dessert bar, and table service of meals and drink refills. Each restaurant serves cuts of charbroiled steaks and hamburgers, seafood and various chicken entrees. In addition to traditional salad bar items, the scatter bars include a variety of hot meats and vegetables, as well as a variety of pre-made salads and cheeses. The bakery bar consists of fresh baked products such as hot yeast rolls, a variety of muffins, sweet rolls, brownies and cookies. Other selections include cobblers, fresh fruit, candy, cheesecake, pudding, ice cream, lowfat yogurt and a wide variety of dessert toppings. The bakery and dessert bar is included in the customer's meal price, and items can also be purchased for take-home.

RYAN'S LOCATIONS:

Jacksonville (1)                      Lakeland (2)                          Gainesville (1)
Orange Park (1)                       Apopka (1)                            New Port Richey (1)
Ocala (1)                             Winter Haven (1)                      Tampa (3)
Tallahassee (1)                       Daytona Beach (1)                     Orlando (1)
Melbourne (1)                         Clearwater (1)                        Lake City (1)
Brooksville (1)                       Leesburg (1)                          Deland (1)
Neptune Beach (1)

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

DEAR SHAREHOLDERS:

1999 was a year of transition for the Company. You elected a new Board of Directors at the Annual Meeting of Shareholders in July to give the Company a new direction and a fresh start. The new Board created a management team of three individuals called the Office of the President to lead the Company. We would like to tell you about a few of the things we are doing to help return the Company to profitability and to improve the value of your investment.

Total sales increased by 1.3% in 1999, despite the fact that we closed or sold five underperforming restaurants in 1999. Same store sales were also up, for the second consecutive year. We also opened a very successful and profitable new restaurant in Deland, Florida in April and another new restaurant in Tampa in September, both of which have consistently exceeded the Company's average unit sales volumes. We continue to believe that our strategy of closing and selling our older, outdated locations and replacing them with new Ryan's in excellent locations can bring about a dramatic improvement in our bottom line.

Our goal is to expand the Ryan's concept in Florida at a quicker pace in 2000 and beyond. We are working closely with the site selection team from our franchisor, Ryan's Family Steak Houses, Inc. to identify sites around the state to accomplish this growth. We have already located several excellent areas of opportunity which we are pursuing for new Ryan's restaurants.

One of our biggest challenges is the increasing number of competitors opening new restaurants in Florida. In order to outperform the competition in our segment, we are trying several innovations in our restaurants. We have added an "all you can eat steak night" to our already famous buffet offerings at all of our restaurants one night per week and experienced sales gains on those nights far beyond our expectations. Because of this success, we have expanded this offering to additional nights at several locations. In addition, we remodeled one of our restaurants to include an impressive exhibition grill cooking area, and have received glowing remarks from our customers. We are looking forward to expanding on these innovations in 2000.

Another new concept which we are excited about is our new operating partner program. This program is offered to our best restaurant managers as a means for them to invest in the Company and the success of their restaurant, while giving them greater financial incentives to increase profits. This plan has been successfully used by our franchisor and other successful restaurant chains, and we look forward to expanding the concept in our Company.

In addition to growing the Company more rapidly and working on innovations to improve sales at our current locations, we are focusing on improved cost controls as well. We have set a goal to reduce our food cost by 1% of sales by improving our purchasing and operating efficiencies. We have undertaken a project to review every operating expense item in the Company to determine if each particular cost can be decreased.

We believe that Ryan's is a strong concept which can thrive in the State of Florida with its rapidly expanding population. For the fifth consecutive year, consumers in a nationwide survey by Restaurants and Institutions Magazine rated Ryan's as the #1 choice for BEST FAMILY STEAKHOUSE CHAIN IN AMERICA. We are committed to doing everything we can to make Ryan's #1 in Florida.

We appreciate all the hard work of our team members and your continued support. We look to the future with a heightened sense of optimism and focus on increasing shareholder value.

                                          Sincerely,

                                          OFFICE OF THE PRESIDENT

                                          Edward B. Alexander
                                          Jay Conzen
                                          Kevin R. Pickett

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

                          FIVE YEAR FINANCIAL SUMMARY

----------------------------------------------------------------------------------------------------------------
                                             1999           1998           1997           1996          1995(1)
----------------------------------------------------------------------------------------------------------------
SELECTED INCOME STATEMENT DATA:                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales                                       $38,905        $38,412        $36,978        $37,978        $42,105
Cost and expenses:
  Food and beverage                          15,161         15,015         14,642         15,090         16,591
  Payroll and benefits                       11,416         10,878         10,516         10,538         11,412
  Depreciation and amortization               1,966          1,879          1,671          1,663          1,720
  Other operating expenses                    6,064          6,183          6,150          5,953          6,313
  General and administrative
    expenses                                  2,703          2,472          2,681          2,220          2,452
  Change in control payments                    908             --             --             --             --
  Franchise fees                              1,165          1,151          1,108          1,139          1,263
  Asset valuation charge                         --            209            550             --             --
  Loss (gain) on sale of restaurants             18             --             --             --           (159)
  Loss (gain) on store closings and
    disposition of equipment                    140            193            146             57           (105)
                                            -------        -------        -------        -------        -------
                                             39,541         37,980         37,464         36,660         39,487
                                            -------        -------        -------        -------        -------
    (Loss) earnings from operations            (636)           432           (486)         1,318          2,618
Interest and other income                       375            410            438            465            536
Gain on sale of property held for
  sale                                           --             --             --             --             31
Interest expense                             (1,721)        (1,619)        (1,577)        (1,516)        (1,694)
                                            -------        -------        -------        -------        -------
    (Loss) earnings before income
       taxes and extraordinary item          (1,982)          (777)        (1,625)           267          1,491
(Benefit) provision for income taxes             --            (68)          (201)            53            147
                                            -------        -------        -------        -------        -------
    Net (loss) earnings before
       extraordinary item                    (1,982)          (709)        (1,424)           214          1,344
Extraordinary item - gain on early
  extinguishment of debt, net of
  income taxes of $89                            --             --             --            348             --
                                            -------        -------        -------        -------        -------
Net (loss) earnings                         $(1,982)       $  (709)       $(1,424)       $   562        $ 1,344
                                            =======        =======        =======        =======        =======
Basic (loss) earnings per share: (2)
  (Loss) earnings before
    extraordinary item                      $ (0.82)       $ (0.30)       $ (0.65)       $  0.10        $  0.62
  Extraordinary item - gain on early
    extinguishment of debt                       --             --             --           0.16             --
                                            -------        -------        -------        -------        -------
Net (loss) earnings per share               $ (0.82)       $ (0.30)       $ (0.65)       $  0.26        $  0.62
                                            =======        =======        =======        =======        =======
Diluted (loss) earnings per share: (2)
  (Loss) earnings before
    extraordinary item                      $ (0.82)       $ (0.30)       $ (0.65)       $  0.09        $  0.57
  Extraordinary item - gain on early
    extinguishment of debt                       --             --             --           0.15             --
                                            -------        -------        -------        -------        -------
Net (loss) earnings per share               $ (0.82)       $ (0.30)       $ (0.65)       $  0.24        $  0.57
                                            =======        =======        =======        =======        =======
SELECTED BALANCE SHEET DATA:
Land and net property and equipment         $25,261        $26,138        $26,300        $26,350        $26,837
Total assets                                 30,759         32,092         30,333         32,803         31,260
Long-term debt                               17,336         16,574         14,403         15,107         14,420
Current portion of long-term debt               381            371            279            333          1,580
Shareholders' equity                          8,335         10,275         10,644         11,998         11,460
SELECTED OPERATING DATA :
Current ratio                                   0.4            0.8            0.6            0.9            0.4
Working capital (deficit)                   $(2,491)       $  (744)       $(1,795)       $  (617)       $(3,285)
Cash provided by operating
  activities                                    157          1,525            626          1,645          2,135
Property and equipment additions              3,855          2,786          2,304          1,768          2,600

------------------------
(1) Fifty-three week period.
(2) Per share amounts have been retroactively adjusted to reflect a 1-for-5 reverse stock split effected in March 1998.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Shown for the years indicated are (i) items in the statements of operations as a percent of total sales, (ii) operating expense items in the statements of operations as a percent of sales and (iii) the number of restaurants open at the end of each year.
--------------------------------------------------------------------------------

                                                                                                PERCENTAGE
                                                                                              CHANGE VERSUS
                                                                                                PRIOR YEAR
                                                                                             ----------------
                                                                                             1999        1998
                                                                                              VS          VS
                                 1999                 1998                 1997              1998        1997
-------------------------------------------------------------------------------------------------------------
Sales                         $38,904,800          $38,412,400          $36,977,800          1.3%        3.9%
                              ===========          ===========          ===========          ===         ===
-------------------------------------------------------------------------------------------------------------

                                                                                              NET CHANGE
                                                                                            IN PERCENTAGE
                                                                                           ----------------
                                                        PERCENT OF SALES                   1999        1998
                                               ----------------------------------           VS          VS
                                               1999           1998          1997           1998        1997
-----------------------------------------------------------------------------------------------------------
Costs and expenses:
  Operating expenses                            89.0%         88.4%          89.1%         0.6         (0.7)
  General and administrative expenses            6.9           6.4            7.3          0.5         (0.9)
  Change in control payments                     2.3            --             --          2.3           --
  Franchise fees                                 3.0           3.0            3.0           --           --
  Asset valuation charge                          --           0.6            1.5         (0.6)        (0.9)
  Loss on sale of restaurants                    0.1            --             --          0.1           --
  Loss on store closings and disposition of
     equipment                                   0.4           0.5            0.4         (0.1)         0.1
                                               -----          ----          -----         ----         ----
                                               101.7          98.9          101.3          2.8         (2.4)
                                               -----          ----          -----         ----         ----
  (Loss) earnings from operations               (1.7)          1.1           (1.3)        (2.8)         2.4
Interest and other income                        1.0           1.1            1.2         (0.1)        (0.1)
Interest expense                                (4.4)         (4.2)          (4.3)        (0.2)         0.1
                                               -----          ----          -----         ----         ----
Loss before income taxes                        (5.1)         (2.0)          (4.4)        (3.1)         2.4
Income tax benefit                                --          (0.2)          (0.5)         0.2          0.3
                                               -----          ----          -----         ----         ----
  Net loss                                      (5.1)%        (1.8)%         (3.9)%       (3.3)%        2.1%
                                               =====          ====          =====         ====         ====
Operating expenses:
  Food and beverage                             39.0%         39.1%          39.6%        (0.1)%       (0.5)%
  Payroll and benefits                          29.3          28.3           28.4          1.0         (0.1)
  Depreciation and amortization                  5.1           4.9            4.5          0.2          0.4
  Other operating expenses                      15.6          16.1           16.6         (0.5)        (0.5)
                                               -----          ----          -----         ----         ----
                                                89.0%         88.4%          89.1%         0.6%        (0.7)%
                                               =====          ====          =====         ====         ====
Restaurants open at end of year                   23            26             25
                                               =====          ====          =====

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

1999 COMPARED TO 1998

For the year ended December 29, 1999, total sales increased 1.3% compared to 1998, due to an increase in same-store sales and two additional restaurants opened in 1999. The sales increase in 1999 compared to 1998 consisted of the following components:

------------------------------------------------------------------------------------------------------
                                                                                            % CHANGE
                                                                                            FROM 1998
                                              1999             1998            CHANGE      TOTAL SALES
------------------------------------------------------------------------------------------------------
Same-Store Sales                           $34,539,500      $34,485,000      $    54,500       0.2%

New Restaurants*                             4,365,300        2,282,400        2,082,900       5.4%

Closed Restaurants**                                --        1,645,000       (1,645,000)     (4.3)%
                                           -----------      -----------      -----------      ----

Total Sales                                $38,904,800      $38,412,400      $   492,400       1.3%
                                           ===========      ===========      ===========      ====

------------------------
 * Sales at restaurants open for 18 months or less.
** Sales from restaurants closed or sold in 1999, for the comparable period (after the date of closure) from 1998.

Same-store sales (average unit sales in restaurants that have been open for at least 18 months and operating during comparable weeks during the current and prior year) for 1999 increased .2% from the same period in 1998, compared to an increase of 1.1% from 1998 as compared to 1997. Total sales (including restaurants open less than 18 months) increased 1.3%.

The increase in same-store sales was primarily due to menu price increases implemented at all restaurants in 1999. These increases were somewhat offset by decreases in sales at other Company restaurants caused by the effects of increasing competition, including several new or remodeled restaurants opened by competitors in areas close to Company restaurants. Management is seeking to improve sales trends by focusing on improved restaurant operations and devising competitive strategies to offset the effects of new competition. In 1999, management implemented a plan to sell restaurants which are not meeting sales and profit expectations. To this end, the Company closed three restaurants during the first four months of 1999 and sold one restaurant in July 1999 and one in November 1999. In February 2000, the Company sold one additional restaurant (See Note 12 to the financial statements). The three closed restaurants are currently listed for sale. Proceeds from any sales of restaurants would be used either to reduce long-term debt or build new restaurants with more competitive facilities in superior locations. In 1999, the proceeds of the sales of restaurants were used to pay off long-term debt.

The operating expenses of the Company's restaurants include food and beverage, payroll and benefits, depreciation and amortization, and other operating expenses, which include repairs, maintenance, utilities, supplies, advertising, insurance, property taxes, rents and licenses. The Company's food, beverage, payroll and benefits costs are believed to be higher than the industry average as a percentage of sales as a result of the Company's philosophy of providing customers with high value of food and service for every dollar a customer spends. In total, food and beverage, payroll and benefits, depreciation and amortization and other operating expenses as a percentage of sales increased to 89.0% in 1999 from 88.4% in 1998.

Food and beverage costs as a percentage of sales decreased to 39.0% in 1999 from 39.1% in 1998, primarily due to sales price increases implemented in 1999. Payroll and benefits as a percentage of sales increased to 29.3% in 1999

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

from 28.3% in 1998, primarily due to higher group health insurance costs in 1999 and lower workers' compensation insurance costs in 1998. Other operating expenses as a percentage of sales decreased to 15.6% in 1999 from 16.1% in 1998, primarily due to lower property insurance costs and to reduced costs for utilities.

Depreciation and amortization increased as a percentage of sales to 5.1% in 1999 from 4.9% in 1998, as a result of additions to property and equipment during 1999. General and administrative expenses as a percentage of sales increased to 6.9% in 1999 from 6.4% in 1998, primarily due to costs associated with the proxy contest from the Company's 1999 Annual Meeting of Shareholders, and to increased manager training costs resulting from higher manager turnover in 1999.

In 1999 the Company incurred an expense of $907,500 for a one-time payment to four employees pursuant to the terms of their employment agreements upon the change in the control of the Company's Board of Directors.

The Company recognized an asset valuation charge of $209,000 in 1998 in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The charge was based upon a financial review of all Company-owned restaurants and applied to one underperforming restaurant held for sale. No such charges were considered necessary in 1999.

Interest expense increased to $1,720,700 in 1999 from $1,618,900 during 1998 due to additional borrowing under the Company's credit facility in 1999. The Company capitalized interest costs of approximately $52,800 in 1999 and $52,600 in 1998, respectively.

The effective income tax rates for the years ended December 29, 1999 and December 30, 1998 were 0.0% and (8.7%), respectively. An increase in the valuation allowance in deferred tax assets for 1999 and 1998 resulted in the lower than statutory effective rates for those periods.

Net loss for 1999 was $1,982,200, compared to $709,300 in 1998. Loss per share assuming dilution was $.82 for 1999, compared to $.30 in 1998.

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

Management believes that the increase in same-store sales was primarily due to significant increases in sales at certain restaurants remodeled by the Company. These remodels included installation of scatter bars at three restaurants, which resulted in same-store sales gains at these locations in excess of 20%. These increases were somewhat offset by decreases in sales at other Company restaurants caused by the effects of increasing competition, including several new or remodeled restaurants opened by competitors in areas close to Company restaurants.

Food and beverage costs as a percentage of sales decreased to 39.1% in 1998 from 39.6% in 1997, primarily due to lower beef prices, and sales price increases implemented in 1998. Payroll and benefits as a percentage of sales decreased to 28.3% in 1998 from 28.4% in 1997, primarily due to lower workers' compensation insurance costs. Other operating expenses as a percentage of sales decreased to 16.1% in 1998 from 16.6% in 1997, primarily due to lower repair and maintenance costs and to reduced costs for rental of equipment. Depreciation and amortization increased as a percentage of sales to 4.9% in 1998 from 4.5% in 1997, as a result of additions to property and equipment during 1998.

General and administrative expenses as a percentage of sales decreased to 6.4% in 1998 from 7.3% in 1997, primarily due to costs associated with the Bisco Industries, Inc. takeover attempt in 1997.

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

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

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

The effective income tax rates for the year ended December 30, 1998 and December 31, 1997 were (8.7%) and (12.4%), respectively. An increase in the valuation allowance in deferred tax assets for 1998 and 1997 resulted in the lower than statutory effective rates for those periods.

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

At December 29, 1999, the Company had a working capital deficit of $2,491,100 compared to a working capital deficit of $744,100 at December 30, 1998. The increase in the working capital deficit in 1999 was primarily due to the increased loss in 1999.

Cash provided by operating activities decreased to $157,300 in 1999 from $1,525,100 in 1998, primarily due to the increase in the net loss compared to 1998. Cash provided by operating activities increased to $1,525,100 in 1998 from $626,100 in 1997 due to a reduction in the net loss compared to 1997.

The Company spent approximately $3,855,000 in 1999, $3,226,000 in 1998 and $2,741,000 in 1997 for land, new restaurant construction, restaurant remodeling and equipment. Capital expenditures for 2000, based on present costs and plans for capital improvements, are estimated to be $9 million. This amount is based on budgeted expenditures for buildings and equipment for four new restaurants in 2000, plus normal recurring equipment purchases and minor building improvements ("capital maintenance items"). The Company projects that proceeds from the Company's financing agreements (described below) and cash generated from operations will only be sufficient to cover two restaurants, plus the capital maintenance items. The Company's ability to open two additional restaurants will be contingent upon its ability to obtain financing for these restaurants, and its ability to locate suitable locations at acceptable prices. The Company's ability to open all four of the restaurants is also dependent upon certain other factors beyond its control, such as obtaining building permits from various government agencies.

In December 1996, the Company entered into a $15.36 million Loan Agreement with FFCA Mortgage Corporation ("FFCA"). The Loan Agreement governs fifteen Promissory Notes payable to FFCA. Each Note is secured by a mortgage on a Company restaurant property. The Promissory Notes provide for a term of twenty years and an interest rate equal to the thirty-day LIBOR rate plus 3.75%, adjusted monthly. The Loan Agreement provides for various covenants, including the maintenance of prescribed debt service coverages. As of December 29, 1999, the outstanding balance due under the loan was $12,625,300.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

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

Also in December 1996, the Company entered into a separate loan agreement with FFCA under which it borrowed an additional $2,590,000 in 1998. This additional financing is evidenced by three additional Promissory Notes secured by mortgages on three Company restaurant properties. The terms and conditions of this loan agreement are substantially identical to those of the $15.36 million Loan Agreement described above. As of December 29, 1999, the outstanding balance under this loan was $2,517,200.

In October 1998, the Company received two commitments for new financing from FFCA. The Company borrowed a total of $2.6 million in 1999 under the first commitment, which is secured by mortgages on two restaurant properties. As of December 29, 1999, the outstanding balance under this loan was $2,574,500.

The second commitment was for construction financing for two new restaurants to be built in 2000. Terms of this commitment include funding of a maximum of $1,600,000 per restaurant. Other terms and conditions of these loan agreements are substantially identical to those of the $15.36 million Loan Agreement described above.

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

IMPACT OF INFLATION

Costs of food, beverage, and labor are the expenses most affected by inflation in the Company's business. Although inflation in recent years has been low and accordingly has not had a significant impact on the Company, there can be no assurance that inflation will not increase and impact the Company in the future. A significant portion of the Company's employees are paid by the federally established statutory minimum wage. Although no minimum wage increases have been signed into law, various proposals are presently being considered in the United States Congress. News reports suggest that the Federal minimum wage may increase by $1.00 per hour to $6.15 with a two to three year phase-in period, beginning sometime in 2000. The Company is typically able to increase its menu prices to cover most of the payroll rate increases; however, there can be no assurance that menu price increases will be able to offset labor cost increases in the future. Such changes in the federal minimum wage would impact the Company's payroll and benefits costs. Annual sales price increases have consistently ranged from 1.0% to 3.0%.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

INFORMATION SYSTEMS AND THE YEAR 2000

In November 1999, the Company completed implementation of its final computer system changes necessary to ensure that all systems were Year 2000 compliant. The Company has experienced no problems with any of its systems or suppliers as a result of the Year 2000 compliance technology issue, with the exception of a credit card software error which affected customers at one restaurant for a three-day period. The error resulted from a software error by the credit card processing company, but did not cause significant problems at the restaurant. The error has been corrected, and the Company does not anticipate any other problems associated with the Year 2000 technology issue. The Company spent approximately $50,000 in 1999 to modify its systems to achieve Year 2000 compliance.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS

-----------------------------------------------------------------------------------------------------------
                                                                         FOR THE YEARS ENDED
                                                           ------------------------------------------------
                                                           DECEMBER 29,      DECEMBER 30,      DECEMBER 31,
                                                               1999              1998              1997
-----------------------------------------------------------------------------------------------------------
Sales                                                      $38,904,800       $38,412,400       $36,977,800

Cost and expenses:
  Food and beverage                                         15,161,100        15,015,500        14,642,500
  Payroll and benefits                                      11,416,100        10,878,300        10,516,000
  Depreciation and amortization                              1,966,200         1,879,000         1,670,700
  Other operating expenses                                   6,064,100         6,183,100         6,149,700
  General and administrative expenses                        2,702,600         2,471,800         2,680,900
  Change in control payments                                   907,500                --                --
  Franchise fees                                             1,165,300         1,150,900         1,108,400
  Asset valuation charge                                            --           209,000           550,000
  Loss on sale of restaurants                                   18,400                --                --
  Loss on store closings and disposition of equipment          140,200           192,700           146,200
                                                           -----------       -----------       -----------
                                                            39,541,500        37,980,300        37,464,400
                                                           -----------       -----------       -----------

     (Loss) earnings from operations                          (636,700)          432,100          (486,600)

Interest and other income                                      375,200           409,900           437,900
Interest expense                                            (1,720,700)       (1,618,900)       (1,576,700)
                                                           -----------       -----------       -----------
     Loss before income taxes                               (1,982,200)         (776,900)       (1,625,400)

Income tax benefit                                                  --           (67,600)         (201,500)
                                                           -----------       -----------       -----------
     Net loss                                              $(1,982,200)      $  (709,300)      $(1,423,900)
                                                           ===========       ===========       ===========
Basic loss per share                                       $     (0.82)      $     (0.30)      $     (0.65)
                                                           ===========       ===========       ===========
Diluted loss per share                                     $     (0.82)      $     (0.30)      $     (0.65)
                                                           ===========       ===========       ===========

See accompanying notes to consolidated financial statements.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------------------
                                                              DECEMBER 29, 1999      DECEMBER 30, 1998
------------------------------------------------------------------------------------------------------
                                                ASSETS
Current assets:
  Cash and cash equivalents                                     $    747,300           $  1,910,200
  Investments available for sale                                      92,300                     --
  Certificates of deposit                                                 --                644,000
  Receivables                                                        125,000                107,000
  Current portion of mortgage receivable                              77,800                 71,100
  Income taxes receivable                                                 --                 60,200
  Inventories                                                        285,400                333,400
  Prepaid and other current assets                                   204,800                296,600
                                                                ------------           ------------
     Total current assets                                          1,532,600              3,422,500

Mortgage receivable                                                  159,800                237,600

Certificate of deposit                                                10,800                     --

Investments held to maturity                                         500,000                     --

Property and equipment:
  Land                                                             7,537,300              8,882,100
  Buildings and improvements                                      21,156,000             21,236,600
  Equipment                                                       11,908,100             12,528,600
                                                                ------------           ------------
                                                                  40,601,400             42,647,300
  Accumulated depreciation                                       (15,340,500)           (16,509,400)
                                                                ------------           ------------
     Net property and equipment                                   25,260,900             26,137,900

Property held for sale                                             2,488,700              1,463,400
Other assets, principally deferred charges,
  net of accumulated amortization                                    806,400                830,700
                                                                ------------           ------------
                                                                $ 30,759,200           $ 32,092,100
                                                                ============           ============

                                 LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                              $  1,275,300           $  1,381,000
  Accrued liabilities                                              2,363,600              2,412,000
  Current portion of long-term debt                                  381,400                370,500
  Current portion of obligation under capital lease                    3,400                  3,100
                                                                ------------           ------------
     Total current liabilities                                     4,023,700              4,166,600

Long-term debt                                                    17,335,600             16,574,300
Obligation under capital lease                                     1,049,300              1,052,700
Deferred revenue                                                      15,200                 23,200
                                                                ------------           ------------
     Total liabilities                                            22,423,800             21,816,800

Shareholders' equity:
  Preferred stock of $.01 par; authorized 10,000,000 shares;
     none issued                                                          --                     --
  Common stock of $.01 par; authorized 4,000,000 shares;
     outstanding 2,409,500 in 1999 and 2,371,600 shares in
     1998                                                             24,100                 23,700
  Additional paid-in capital                                       8,624,700              8,594,700
  Accumulated other comprehensive income                              11,900                     --
  Retained earnings (accumulated deficit)                           (325,300)             1,656,900
                                                                ------------           ------------
     Total shareholders' equity                                    8,335,400             10,275,300
                                                                ------------           ------------
                                                                $ 30,759,200           $ 32,092,100
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

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

 FOR THE YEARS ENDED DECEMBER 29, 1999, DECEMBER 30, 1998 AND DECEMBER 31, 1997

-----------------------------------------------------------------------------------------------------
                                                                           RETAINED      ACCUMULATED
                                        COMMON STOCK        ADDITIONAL     EARNINGS         OTHER
                                    ---------------------    PAID-IN     (ACCUMULATED   COMPREHENSIVE
                                      SHARES      AMOUNT     CAPITAL       DEFICIT)        INCOME
-----------------------------------------------------------------------------------------------------      TOTAL
Balance, January 1, 1997            10,920,700   $109,200   $8,098,400   $ 3,790,100       $    --      $11,997,700
Exercise of stock options               32,060      1,600       49,100                                       50,700
Common stock 1-for-5 reverse split  (8,736,560)   (88,600)      88,600                                           --
Directors' fees in the form of
  stock options                                                 20,000                                       20,000
Comprehensive loss:
     Net loss                                                             (1,423,900)                    (1,423,900)
                                    ----------   --------   ----------   -----------       -------      -----------
Balance, December 31, 1997           2,216,200     22,200    8,256,100     2,366,200            --       10,644,500
Exercise of stock options               14,108        100        4,700                                        4,800
Sale of common stock                   141,340      1,400      303,900                                      305,300
Directors' fees in the form of
  stock options                                                 30,000                                       30,000
Comprehensive loss:
     Net loss                                                               (709,300)                      (709,300)
                                    ----------   --------   ----------   -----------       -------      -----------
Balance, December 30, 1998           2,371,648     23,700    8,594,700     1,656,900            --       10,275,300
Exercise of stock options               37,838        400                                                       400
Directors' fees in the form of
  stock options                                                 30,000                                       30,000
Comprehensive loss:
     Net loss                                                             (1,982,200)                    (1,982,200)
     Other comprehensive income:
       Unrealized gains on
       securities:
          Unrealized holding gains
            arising during the
            period                                                                          39,400           39,400
          Less: reclassification
            adjustment for gains
            included in net income                                                         (27,500)         (27,500)
                                                                         -----------       -------      -----------
Total comprehensive loss                                                  (1,982,200)       11,900       (1,970,300)
                                    ----------   --------   ----------   -----------       -------      -----------
Balance, December 29, 1999           2,409,486   $ 24,100   $8,624,700   $  (325,300)      $11,900      $ 8,335,400
                                    ==========   ========   ==========   ===========       =======      ===========

See accompanying notes to consolidated financial statements.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------
                                                                         FOR THE YEARS ENDED
                                                           ------------------------------------------------
                                                           DECEMBER 29,      DECEMBER 30,      DECEMBER 31,
                                                               1999              1998              1997
-----------------------------------------------------------------------------------------------------------
Operating activities:
  Net loss                                                 $(1,982,200)      $  (709,300)      $(1,423,900)
  Adjustments to reconcile net loss to net cash provided
     by operating activities:
     Depreciation and amortization                           1,966,200         1,879,000         1,670,700
     Asset valuation charge                                         --           209,000           550,000
     Directors' fees in the form of stock options               30,000            30,000            20,000
     Amortization of loan fees                                  28,800            24,700            22,200
     Loss on sale of restaurants                                18,400                --                --
     Loss on disposition of equipment                           93,200           139,700           146,200
  (Increase) decrease in:
     Receivables                                               (18,000)          (13,800)           (3,200)
     Income taxes receivable                                    60,200           237,700          (297,900)
     Inventories                                                48,000           (52,900)          (78,200)
     Prepaids and other current assets                          91,800            14,600           (64,000)
     Other assets                                              (17,000)         (101,700)           29,100
  Increase (decrease) in:
     Accounts payable                                         (105,700)           94,000           104,000
     Accrued liabilities                                       (48,400)         (218,300)           48,200
     Income taxes payable                                           --                --           (84,800)
     Deferred revenue                                           (8,000)           (7,600)          (12,300)
                                                           -----------       -----------       -----------
Net cash provided by operating activities                      157,300         1,525,100           626,100
                                                           -----------       -----------       -----------
Investing activities:
  Net sale (purchase) of investments                            52,800           (43,700)          492,800
  Principal receipts on mortgage receivable                     71,100           124,900           776,100
  Proceeds from sale of property held for sale               1,641,600                --                --
  Proceeds from sale of property and equipment                      --           263,200               900
  Capital expenditures                                      (3,855,200)       (3,225,800)       (2,740,700)
                                                           -----------       -----------       -----------
Net cash used in investing activities                       (2,089,700)       (2,881,400)       (1,470,900)
                                                           -----------       -----------       -----------
Financing activities:
  Payments on long-term debt and obligation under capital
     lease                                                  (1,830,900)         (329,600)         (760,800)
  Construction draw on building under capital lease                 --                --           500,100
  Proceeds from issuance of long-term debt                   2,600,000         2,590,000                --
  Proceeds from the issuance of common stock                       400           310,100            50,700
                                                           -----------       -----------       -----------
Net cash provided by (used in) financing activities            769,500         2,570,500          (210,000)
                                                           -----------       -----------       -----------
Net (decrease) increase in cash and cash equivalents        (1,162,900)        1,214,200        (1,054,800)
Cash and cash equivalents -- beginning of year               1,910,200           696,000         1,750,800
                                                           -----------       -----------       -----------
Cash and cash equivalents -- end of year                   $   747,300       $ 1,910,200       $   696,000
                                                           ===========       ===========       ===========
Supplemental disclosures of cash flow information:
  Cash paid during the year for interest                   $ 1,736,000       $ 1,634,400       $ 1,435,200
                                                           ===========       ===========       ===========
  Cash paid during the year for income taxes               $        --       $        --       $   181,000
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

FISCAL YEAR

The fiscal year consists of a fifty-two or fifty-three week period ending on the Wednesday nearest to December 31. Fiscal years 1997, 1998 and 1999 consisted of fifty-two weeks.

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

INVESTMENTS AVAILABLE FOR SALE

Investments available for sale represent marketable securities and are stated at fair market value as determined by quoted market prices.

CERTIFICATES OF DEPOSIT

Certificates of deposit are stated at cost. Certificates of deposit that are classified as current assets have maturities of less than one year. These investments were pledged with various entities in 1998 to support the Company's workers' compensation liability.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

INVESTMENTS HELD TO MATURITY

Investments held to maturity represent an investment of Company funds in zero-coupon bonds by an insurance company. The bonds are held as collateral for a $1 million bond provided by the insurance company to the State of Florida to support the Company's self-insured workers' compensation liability.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of food items, ingredients and supplies.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Maintenance, repairs and betterments which do not enhance the value of or increase the life of the assets are expensed as incurred. Depreciation is provided for financial reporting purposes principally on the straight-line method over the following estimated lives: buildings -- 25 years, land improvements -- 25 years and equipment -- 3-8 years. Leasehold improvements are amortized over the life of the related lease, or the life of the asset, whichever is less.

Interest expense from the FFCA loan is capitalized to the extent that such proceeds are used for the construction of new restaurants. Interest costs of approximately $52,800, $52,600 and $0 were capitalized in 1999, 1998, and 1997, respectively.

PROPERTY HELD FOR SALE

Property held for sale consists of three restaurant properties and an outparcel stated at the lower of cost or estimated net realizable value.

OTHER ASSETS

Other assets consist primarily of deferred charges. Deferred charges and related amortization periods are as follows: financing costs -- term of the related loan, and initial franchise rights -- 40 years.

INCOME TAXES

Deferred income taxes are provided for temporary differences between financial reporting basis and tax basis of the Company's assets and liabilities using presently enacted income tax rates.

RECLASSIFICATIONS

Certain items in the prior year financial statements have been reclassified to conform to the 1999 presentation.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

NEW ACCOUNTING STANDARDS

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Cost of Start-up Activities". This SOP requires that the costs of start-up activities, or one-time activities that relate to the opening of a new facility, be expensed as incurred instead of being capitalized. The Company incurs such costs when opening a new restaurant and previously amortized these pre-opening costs over the first 52 weeks of a restaurant's operations. This SOP was implemented beginning with the first quarter of 1999. In accordance with this change, pre-opening costs previously included under depreciation and amortization on the Company's Consolidated Results of Operations were reclassified as other operating expense for all applicable periods.

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. The adoption of SFAS No. 130 had no material impact on the Company's consolidated results of operations, financial position or cash flows. Comprehensive income equals net income plus other comprehensive income. Other comprehensive income refers to revenues, expenses, gains and losses that are reflected in shareholder's equity but excluded from net income.

NOTE 2. CLOSED RESTAURANT COSTS

In 1998, the Company established a reserve to close two restaurants in 1999, resulting in a pre-tax charge to earnings of $53,000. The charge to earnings reflected anticipated costs associated with closing the restaurants. The two restaurants in Jacksonville, Florida were closed in January 1999. A third restaurant was closed in Orlando, Florida in April 1999. The total book value of these restaurants as of December 29, 1999 was approximately $2,071,300, which is included in property held for sale. These three restaurants incurred a combined pre-tax loss of $231,000 in fiscal year 1998.

NOTE 3. ASSET VALUATION CHARGE

In accordance with SFAS No. 121, the Company recognized an asset valuation charge of $209,000 in 1998 and $550,000 in 1997. These charges were based upon a financial review of all Company-owned restaurants and applied to one underperforming unit each year. The charges were based on the difference between each unit's net book value and estimated fair value, which equaled the estimated proceeds from disposal as determined by management. Considerable management judgment is necessary to estimate proceeds from disposal and, accordingly, actual proceeds could vary significantly from such estimates. The restaurant for which the charge was recognized in 1998 was sold in 1999. Management continues to actively market the other restaurant, but currently cannot estimate the expected disposal dates. No such charge was considered necessary in 1999.

NOTE 4. FRANCHISE AGREEMENT

In October 1996, the Company amended its Franchise Agreement with Ryan's Family Steak Houses, Inc. ("Ryan's"). The amended agreement requires the Company to pay a monthly royalty fee of 3.0% through December 2001, and 4.0% thereafter of the gross receipts of each Ryan's Family Steak House restaurant. Total royalty fee expenses were $1,165,300, $1,150,900, and $1,108,400 for fiscal years 1999,
1998, and 1997, respectively.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

The Franchise Agreement requires the Company to operate a minimum number of Ryan's restaurants on December 31 of each year. Failure to operate the minimum number could result in the loss of exclusive franchise rights to the Ryan's concept in North and Central Florida. In 1999, the Company and Ryan's amended the number of restaurants required to be in operation as detailed below. The Company operated 23 restaurants as of fiscal year end 1999 and was therefore in compliance with the Franchise Agreement.

The following schedule outlines the number of Ryan's restaurants required to be operated by the Company as of December 31 each year under the amended Franchise
Agreement:

----------------------------------------------------------------------------------------
                                                                      NUMBER OF
                                                               RESTAURANTS REQUIRED TO
END OF FISCAL YEAR                                                 BE IN OPERATION
----------------------------------------------------------------------------------------
        1999                                                              21
        2000                                                              23
        2001 and subsequent years                             Increases by two each year

NOTE 5. ACCRUED LIABILITIES

Accrued liabilities are summarized as follows:

----------------------------------------------------------------------------------------
                                                                 1999            1998
----------------------------------------------------------------------------------------
        Payroll and payroll taxes                             $  589,200      $  618,700
        Workers' compensation liability                        1,067,400       1,074,100
        Other                                                    707,000         719,200
                                                              ----------      ----------
                                                              $2,363,600      $2,412,000
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

NOTE 6. LONG-TERM DEBT

Long-term debt is summarized as follows:

------------------------------------------------------------------------------------------
                                                                 1999             1998
------------------------------------------------------------------------------------------
        Collateralized notes payable to FFCA Mortgage
        Corporation,
        monthly principal and interest payments totaling
        $181,100
        effective December 1999, interest at thirty-day
        LIBOR rate +
        3.75% (9.21% at December 29, 1999)                    $17,717,000      $16,944,800
                                                              -----------      -----------
        Less current portion:                                    (381,400)        (370,500)
                                                              -----------      -----------
                                                              $17,335,600      $16,574,300
                                                              ===========      ===========

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Total maturities of long-term debt are as follows:

2000                                                          $   381,400
2001                                                              422,300
2002                                                              467,400
2003                                                              517,500
2004                                                              572,900
Thereafter                                                     15,355,500
                                                              -----------
                                                              $17,717,000
                                                              ===========

In December 1996, the Company entered into a $15.36 million Loan Agreement with FFCA Mortgage Corporation ("FFCA"). The Loan Agreement governs fifteen Promissory Notes payable to FFCA. Each Note is secured by a mortgage on a Company restaurant property. The Promissory Notes provide for a term of twenty years and an interest rate equal to the thirty-day LIBOR rate plus 3.75%, adjusted monthly. The Loan Agreement provides for various covenants, including the maintenance of prescribed debt service coverages. As of December 29, 1999, the outstanding balance due under the loan was $12,625,300.

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

Also in December 1996, the Company entered into a separate loan agreement with FFCA under which it borrowed an additional $2,590,000 in 1998. This additional financing is evidenced by three additional Promissory Notes secured by mortgages on three Company restaurant properties. The terms and conditions of this loan agreement are substantially identical to those of the $15.36 million Loan Agreement described above. As of December 29, 1999, the outstanding balance under this loan was $2,517,200.

In October 1998, the Company received two commitments for new financing from FFCA. The Company borrowed a total of $2.6 million in 1999 under the first commitment, which is secured by mortgages on two restaurant properties. As of December 29, 1999, the outstanding balance under this loan was $2,574,500.

The second commitment was for construction financing for two new restaurants to be built in 2000. Terms of this commitment include funding of a maximum of $1,600,000 per restaurant. Other terms and conditions of these loan agreements are substantially identical to those of the $15.36 million Loan Agreement described above.

NOTE 7. INCOME TAXES

The income tax benefit is comprised of the following:

-------------------------------------------------------------------------------------------------
                                                              1999          1998          1997
-------------------------------------------------------------------------------------------------
         Current:

           Federal                                           $    --      $(67,600)     $(201,500)
                                                             =======      ========      =========

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Income taxes for the years ended December 29, 1999, December 30, 1998 and December 31, 1997 differ from the amount computed by applying the federal statutory corporate rate to earnings before income taxes. The differences are reconciled as follows:

-------------------------------------------------------------------------------------------------
                                                            1999           1998           1997
-------------------------------------------------------------------------------------------------
Income tax benefit at statutory rate                      $(693,900)     $(271,900)     $(568,900)
Increase (decrease) in taxes due to:
Effect of graduated tax rates                                19,800          7,800         16,300
State tax net of Federal benefit                            (72,000)       (28,200)       (59,000)
Change in deferred tax asset valuation allowance            732,400        224,500        377,900
Expiration of capital loss carryforward                      14,100             --             --
Other                                                          (400)           200         32,200
                                                          ---------      ---------      ---------
Income tax benefit                                        $      --      $ (67,600)     $(201,500)
                                                          =========      =========      =========

The components of deferred taxes at December 29, 1999 and December 30, 1998 are summarized below:

----------------------------------------------------------------------------------------
                                                             DECEMBER 29,   DECEMBER 30,
                                                                 1999           1998
----------------------------------------------------------------------------------------
Deferred tax assets:
  Capital loss not currently deductible                      $    35,200     $   47,500
  Excess tax over book basis:
     Property held for sale                                      --             109,300
     Asset valuation reserve                                     207,000        285,600
  Federal and state tax credits                                  589,400        589,400
  Accruals not currently deductible                              405,100        424,100
  Unearned revenue, previously taxed                               9,000         12,000
  State net operating loss                                       977,800        267,700
                                                             -----------     ----------
           Total deferred tax assets                           2,223,500      1,735,600
  Valuation allowance                                         (1,476,400)      (744,200)
                                                             -----------     ----------
           Net deferred tax assets                               747,100        991,400
                                                             -----------     ----------
Deferred tax liabilities:
  Excess of tax over book depreciation and amortization          735,800        991,400
  Excess book over tax basis:
     Property held for sale                                       11,300        --
                                                             -----------     ----------
           Total deferred tax liabilities                        747,100        991,400
                                                             -----------     ----------
Net deferred taxes                                           $   --          $  --
                                                             ===========     ==========

At December 29, 1999 the Company's federal and state tax credit was comprised of $49,200 in general business credits which expire in 2013 and alternative minimum tax credits of $540,200 which have no expiration date. Additionally, at December 29, 1999, the Company has Federal net operating losses of $2,453,000, which begin expiring in 2018 and State net operating losses of $3,965,000 which begin expiring in 2012.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

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

EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for net loss and net loss available to common shareholders:

--------------------------------------------------------------------------------------------------------
                                           1999                                   1998
                           ------------------------------------   -------------------------------------
                             INCOME         SHARES        PER       INCOME         SHARES         PER
                           (NUMERATOR)   (DENOMINATOR)   SHARE    (NUMERATOR)   (DENOMINATOR)    SHARE
--------------------------------------------------------------------------------------------------------
BASIC EPS:
Net loss available to
  common shareholders      $(1,982,200)    2,403,400     $(0.82)   $(709,300)     2,348,000     $ (0.30)
                                                         ======                                 =======
Effect of Dilutive
  Securities:
  Stock options                                5,800                                  1,200
  Warrants                                                                            5,800
DILUTED EPS:
Net loss available to
  common shareholders
  plus assumed
  conversions              $(1,982,200)    2,409,200     $(0.82)   $(709,300)     2,355,000     $ (0.30)
                                                         ======                                 =======

-------------------------  -------------------------------------
                                             1997
                             -----------------------------------
                               INCOME        SHARES        PER
                             (NUMERATOR)  (DENOMINATOR)   SHARE
-------------------------  -------------------------------------
BASIC EPS:
Net loss available to
  common shareholders        $(1,423,900)   2,206,000     $(0.65)
                                                          ======
Effect of Dilutive
  Securities:
  Stock options
  Warrants
DILUTED EPS:
Net loss available to
  common shareholders
  plus assumed
  conversions                $(1,423,900)   2,206,000     $(0.65)
                                                          ======

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

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

If compensation cost for stock option grants had been determined based on the fair value at the grant dates for 1999, 1998, and 1997 consistent with the method prescribed by SFAS No. 123, the Company's net loss and diluted loss per share would have been adjusted to the pro forma amounts indicated below:

---------------------------------------------------------------------------------------------
                                                 1999         1997         1996
---------------------------------------------------------------------------------------------
Net loss                        As reported   $(1,982,200)  $(709,300)  $(1,423,900)
                                Pro forma      (2,055,200)   (735,700)   (1,477,800)
Diluted loss                    As reported   $      (.82)  $    (.30)  $      (.65)
per share                       Pro forma            (.85)       (.31)         (.67)

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weight-average assumptions used for grants in 1999, 1998, and 1997 respectively: dividend yield 0 percent each year, expected volatility of 76, 75, and 99 percent, risk-free interest rates of 6.4, 5.1 and 5.6 percent, and expected lives of 10 years for each year.

The following table summarizes the changes in the total number of stock option shares outstanding during the three years ended December 29, 1999.

--------------------------------------------------------------------------------------------------------------
                                  1999                          1998                          1997
                       ---------------------------   ---------------------------   ---------------------------
                                  WEIGHTED AVERAGE              WEIGHTED AVERAGE              WEIGHTED AVERAGE
                       OPTIONS     EXERCISE PRICE    OPTIONS     EXERCISE PRICE    OPTIONS     EXERCISE PRICE
--------------------------------------------------------------------------------------------------------------
Options outstanding
  at beginning of
  year                  190,940        $2.66          181,940        $3.08          193,840        $3.00
Options granted         102,883         1.08           42,478          .77           34,852         2.64
Options exercised       (37,383)         .01          (14,028)         .37          (32,052)        1.58
Options forfeited       (27,000)        3.55          (19,450)        4.20          (14,700)        4.23
                       --------                      --------                      --------
Options outstanding
  at end of year        229,440         1.77          190,940         2.66          181,940         3.08
                       ========                      ========                      ========
Options exercisable
  at end of year        188,940         2.41          123,830         2.65          103,670         3.20
                       ========                      ========                      ========
Weighted average fair
  value of options
  granted during the
  year                 $ 72,800                      $ 26,400                      $ 41,800
Common shares
  reserved for future
  grants at end of
  year                   68,289           --           98,289           --          125,689           --

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

The following table summarizes information about fixed stock options outstanding at December 29, 1999:

------------------------------------------------------------------------------------------------------------------------------
                    YEAR             EXERCISE          OPTIONS            OPTIONS              WEIGHTED AVERAGE
                    GRANTED           PRICE          OUTSTANDING        EXERCISABLE        REMAINING LIFE (IN YEARS)
------------------------------------------------------------------------------------------------------------------------------
                    1991              $4.06              9,400              9,400                     1.3
                    1992               5.63              2,800              2,800                     2.1
                    1993               3.13              4,600              4,600                     3.3
                    1994               1.25             11,500             11,500                     5.0
                    1995               3.75             22,140             22,140                     5.7
                    1995               2.00             47,500             47,500                     5.7
                    1996               2.81             16,200             16,200                     7.0
                    1997               3.28             21,600             21,600                     8.0
                    1998               1.00             28,200             28,200                     8.9
                    1999               2.00             25,000             25,000                     9.8
                    1999               1.50             40,500                 --                     9.9
                                                       -------            -------
                                                       229,440            188,940
                                                       =======            =======

Remaining non-exercisable options as December 29, 1999 become exercisable as follows:

2000                   10,125
2001                   10,125
2002                   10,125
2003                   10,125
                       ------
                       40,500
                       ======

Cerberus Partners, L.P., holds detachable warrants to purchase 140,000 shares of the Company's common stock at $2.00 per share at any time prior to October 1, 2003.

The Company's Board of Directors is authorized to set the various rights and preferences for the Company's Preferred Stock, including voting, conversion, dividend and liquidation rights and preferences, at the time shares of Preferred Stock are issued. As of December 29, 1999 there were no shares of Preferred Stock issued.

RIGHTS PLAN

On March 18, 1997, the Company entered into a Rights Agreement (the "Rights Agreement") with ChaseMellon Shareholder Services, LLC and declared a dividend of rights to purchase Junior Participating Preferred Stock of the Company ("Rights") to shareholders of record as of March 19, 1997.

In accordance with the Agreement, in August 1999 the Company's newly elected Board of Directors redeemed the Rights. Shareholders were paid $.001 per share, resulting in a total redemption cost of approximately $12,000 to the Company.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

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

The profit sharing plan includes a 40l(k) feature by which employees can contribute, by payroll deduction only, l% to l5% of their annual compensation not to exceed $10,000 in 1999.

The plan provides for a Company matching contribution of $.25 per dollar of the first 6% of employee contributions. The Company's matching contribution was $37,100 in 1999, $30,900 in 1998 and $29,211 in 1997. Employees vest in Company contributions based on the following schedule:

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
                                           7          l00%

NOTE 10. COMMITMENTS AND CONTINGENCIES

LEASE OBLIGATIONS

At December 29, 1999, the Company is committed under the terms and conditions of real and personal property operating leases for minimum rentals aggregating $3,203,900 plus insurance, common area expenses and taxes. The Company has various renewal options on these leases covering periods of five to twenty years.

In September 1996, the Company entered into a twenty-year lease agreement with two five-year renewal options for a restaurant building. The total net book value of the assets covered by the lease amount to $979,600 at December 29, 1999. Interest is computed at an annual rate of 10.65%.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Future minimum lease obligations under the noncancelable capital lease and operating leases consist of the following as of December 29, 1999:

-----------------------------------------------------------------------------------------------------------------
                                                                 CAPITAL        OPERATING
                                                                  LEASE           LEASES
-----------------------------------------------------------------------------------------------------------------
                    2000                                       $   115,400      $  355,200
                    2001                                           115,400         305,700
                    2002                                           129,300         299,300
                    2003                                           129,300         256,600
                    2004                                           129,300         256,200
                    Future years                                 1,792,700       1,730,900
                                                               -----------      ----------
                    Total minimum lease payments                 2,411,400      $3,203,900
                                                                                ==========
                    Amounts representing interest               (1,358,700)
                                                               -----------
                    Present value of net minimum payments        1,052,700
                    Current portion                                 (3,400)
                                                               -----------
                    Long-term capitalized lease
                    obligations                                $ 1,049,300
                                                               ===========

Rental expense for operating leases for the years ended December 29, 1999, December 30, 1998, and December 31, 1997, was $531,400, $490,000, and $477,700
respectively.

The Company's lease on its restaurant in Clearwater, Florida expired in September 1999, and the Company's restaurant there is currently operating on a month-to-month rental. Due to a prior ruling by the Sixth Judicial Court in Pinellas County, the Company did not have any renewal options on the lease. In February 2000, the mall where the restaurant is located was sold to a new owner. The new owner has offered the Company a new five-year lease agreement, but with substantially higher monthly rent than is currently being paid. The Company is currently negotiating a short-term lease (twelve to eighteen months), and believes that such an agreement will be executed in the near future. Should no agreement be reached, the owner could evict the Company with 30 days notice, and the Company would be required to write-off approximately $260,000 of leasehold improvements.

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

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Investments Available for Sale -- The Company's investments available for sale consist of marketable securities which are valued at the quoted market price.

Certificates of Deposit -- The Company believes that the carrying amount is a reasonable estimate of the fair value of the certificates of deposit.

Investments Held to Maturity -- The Company's investments held to maturity represent zero-coupon bonds for which the carrying amount is believed to be a reasonable estimate of fair value.

Mortgage Receivable -- The fair value of the mortgage receivable is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The Company believes the carrying amount is a reasonable estimate of fair value.

Debt -- Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt instruments. The Company believes the carrying amount is a reasonable estimate of such fair value.

NOTE 12. SUBSEQUENT EVENT (UNAUDITED)

In February 2000, the Company sold a restaurant located in Jacksonville, Florida. The proceeds of the sale were used to pay off long-term debt. The sale resulted in a gain of approximately $50,000. After the sale, the Company operates 22 restaurants in Florida.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS
FAMILY STEAK HOUSES OF FLORIDA, INC.

       We have audited the accompanying consolidated balance sheets of Family Steak Houses of Florida, Inc. and subsidiary as of December 29, 1999 and December 30, 1998 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 29, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Family Steak Houses of Florida, Inc. and subsidiary as of December 29, 1999 and December 30, 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 1999 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Certified Public Accountants
Jacksonville, Florida
February 18, 2000

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

       Family Steak Houses of Florida, Inc. maintains accounting and other control systems which the Company believes provide reasonable assurance that assets are safeguarded and that the books and records reflect the authorized transactions of the Company, although there are inherent limitations in all internal control structure elements, as well as cost/benefit considerations.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

CORPORATE LISTING

CORPORATE OFFICERS AND DIRECTORS

Edward B. Alexander
Executive Vice President

Glen F. Ceiley
Chairman of the Board
President & CEO, Bisco Industries, Inc.

Steve Catanzaro
Director
CFO, Bisco Industries, Inc.

Jay Conzen
Director
Principal, Jay Conzen Investments

William Means
Director
Vice President of Corporate Development
Bisco Industries, Inc.

Kevin R. Pickett
Vice President

ANNUAL MEETING

The annual meeting will be held at:
  Sea Turtle Inn
  One Ocean Boulevard
  Atlantic Beach, FL 32233
  June 13, 2000 -- 10:00 a.m.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Deloitte & Touche LLP
Suite 2801, Independent Square
One Independent Drive
Jacksonville, FL 32202-5034

GENERAL COUNSEL

McGuire, Woods, Battle & Boothe LLP
3300 Barnett Center
50 North Laura Street
P.O. Box 4099
Jacksonville, FL 32201

TRANSFER AGENT

Chase Mellon Shareholder Services
Four Station Square
Third Floor
Pittsburgh, PA 15219-1173

EXECUTIVE OFFICE

Family Steak Houses of Florida, Inc.
2113 Florida Boulevard
Neptune Beach, Florida 32266

FORM 10-K

A copy of the Company's Annual Report on Form 10-K for fiscal 1999, as filed with the Securities and Exchange Commission, may be obtained by writing to:
Corporate Secretary
Family Steak Houses of Florida, Inc.
2113 Florida Boulevard
Neptune Beach, FL 32266

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

COMMON STOCK DATA

The Company's common stock is traded on the NASDAQ SmallCap Market System under the trading symbol "RYFL". As of February 22, 2000, there were 2,387 shareholders of record, not including individuals holding shares in street names. The closing sale price for the Company's stock on February 22, 2000 was $1.09.

The Company has never paid cash dividends on its common stock and does not expect to pay any dividends in the next few years. Management of the Company presently intends to retain all available funds for expansion of the business.

The quarterly high and low closing prices (as adjusted for the reverse stock split) of the Company's common stock are as shown below:

                          MARKET PRICE OF COMMON STOCK
--------------------------------------------------------------------------------

                                                  1999                  1998
                    QUARTER                  HIGH      LOW        HIGH        LOW
-------------------------------------------------------------------------------------------------
                    First                   1 1/2    13/16      3 3/4      1 3/4
                    Second                  1 7/32   23/32      3 1/2      1 11/16
                    Third                   1 7/8    25/32      2 7/16     1 1/4
                    Fourth                  1 9/16   1          1 1/2      11/16

Pursuant to a Standstill and Settlement Agreement with Bisco Industries, Inc. ("Bisco") and its affiliates, on February 27, 1998, the Company sold 141,340 shares of its common stock to Bisco at a purchase price of $2.16, which was the average closing price of the Company's common stock for the ten trading days immediately preceding the date of the sale. The total price paid by Bisco to the Company was $305,312. These shares of common stock were sold without registration under the exemption granted under Rule 506 of Regulation D since the sale was made to only one purchaser who qualified as an accredited investor.

---------------------------------(RYAN'S LOGO)---------------------------------
                                       30