Form 10-K, Exhibit 13
period 2001-01-03
FAMILY STEAK HOUSES OF FLORIDA INC
filed 2001-03-19
CIK 784539

                              FAMILY STEAK HOUSES
                                OF FLORIDA, INC.


                        [RYAN'S FAMILY STEAK HOUSE LOGO]



                               2000 ANNUAL REPORT

                      FAMILY STEAK HOUSES OF FLORIDA, INC.

CORPORATE PROFILE

ABOUT THE COMPANY

Family Steak Houses of Florida, Inc. is the sole franchisee of Ryan's Family Steak House restaurants in the state of Florida. The Company's first restaurant was opened in Jacksonville, Florida in May 1982. The Company presently operates 23 Ryan's restaurants in Florida.

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

RYAN'S LOCATIONS:

Jacksonville (1)                      Lakeland (2)                          Gainesville (1)
Orange Park (1)                       Apopka (1)                            New Port Richey (1)
Ocala (1)                             Winter Haven (1)                      Tampa (3)
Tallahassee (1)                       Daytona Beach (1)                     Orlando (1)
Melbourne (1)                         Clearwater (1)                        Lake City (1)
Brooksville (1)                       Leesburg (1)                          Deland (1)
Neptune Beach (1)                     St. Cloud (1)

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

DEAR SHAREHOLDERS:

The year 2000 was a year of great improvement for the Company. We achieved an improvement in operating results of almost $2 million, and believe the Company has strong momentum for continued improvement in 2001 and beyond. We want to let you know some things we have done in 2000 to improve your Company, and some things you can look forward to in 2001.

Same store sales were up 3.5% in 2000, the best performance by the Company since 1986. Total sales were up 2.7% despite the fact that we operated one less restaurant than in 1999 for most of the year. Perhaps the most exciting new development highlighting our sales building efforts was the outstanding success of our new restaurant in St. Cloud, Florida, which opened in December 2000. This restaurant broke the Company's all-time one-week sales record during two of its first three weeks of operation.

The new restaurant in St. Cloud includes a display cooking area which we believe is a significant enhancement to the Company's concept. This addition includes a glass-enclosed grill area visible from the dining room where chicken, pork chops and other items are cooked in full view of our customers and served to them "hot off the grill". In addition, the display cooking area includes a fresh pizza oven, a rotisserie chicken machine and a wok for preparation of various Chinese food items. All of these items are included with the regular price of our famous buffet. Based on the record results from St. Cloud, the display cooking feature is very popular with our customers.

We plan to open three new restaurants with this format in 2001. One is currently under construction in Titusville, Florida and is expected to open in the second quarter of 2001. In addition, we plan to add the display cooking area to some of our existing restaurants in 2001. Based on early results of similar additions to restaurants owned by our franchisor, Ryan's, Inc. of South Carolina, we expect significant increases in sales from these additions. The combination of the new restaurants and these conversions should have a significant positive impact on our sales and profitability in 2001.

While we have emphasized increasing our sales this past year, we have also made progress controlling our costs and improving our operating margins. Our operating expenses in 2000 decreased to 87.3% of sales from 89.0% in 1999, a significant improvement. We reduced our food cost, despite some of the highest beef prices the Company has ever faced, and also decreased total payroll and other operating expenses as a percentage of sales. Our goals for 2001 include further improvement in these overall margins.

We continue to believe that Ryan's is a strong concept which will grow and thrive in Florida, with its rapidly expanding population. For the sixth consecutive year, consumers in a nationwide survey by Restaurant & Institutions Magazine, rated Ryan's as the #1 choice for BEST FAMILY STEAKHOUSE CHAIN IN AMERICA. We are committed to doing everything we can to make Ryan's #1 in Florida.

We appreciate the hard work of all of our team members over the past year to achieve these improvements. We believe we have the momentum to build your Company and increase shareholder value. Thank you for your continued support.

                                          Sincerely,

                                          Office of the President

                                          Edward B. Alexander
                                          Kevin R. Pickett

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

                          FIVE YEAR FINANCIAL SUMMARY

------------------------------------------------------------------------------------------------------------------
                                               2000(1)         1999           1998           1997           1996
------------------------------------------------------------------------------------------------------------------
SELECTED INCOME STATEMENT DATA:                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Sales                                        $39,960        $38,905        $38,412        $36,978        $37,978
  Vending income                                   232            198            194            202            197
                                               -------        -------        -------        -------        -------
                                                40,192         39,103         38,606         37,180         38,175
Cost and expenses:
  Food and beverage                             15,469         15,161         15,015         14,642         15,090
  Payroll and benefits                          11,411         11,416         10,878         10,516         10,538
  Depreciation and amortization                  2,061          1,966          1,879          1,671          1,663
  Other operating expenses                       5,935          6,064          6,183          6,150          5,953
  General and administrative expenses            2,622          2,703          2,472          2,681          2,220
  Change in control payments                        --            908             --             --             --
  Franchise fees                                 1,198          1,165          1,151          1,108          1,139
  Asset valuation charge                           190             --            209            550             --
  Loss on store closings and disposition of
    equipment                                      149            140            193            146             57
                                               -------        -------        -------        -------        -------
                                                39,035         39,523         37,980         37,464         36,660
                                               -------        -------        -------        -------        -------
         Earnings (loss) from operations         1,157           (420)           626           (284)         1,515
Investment income                                  487             28             --             --             --
Interest and other income                          157            149            216            236            268
Gain (loss) on sale of property                     62            (18)            --             --             --
Interest expense                                (1,910)        (1,721)        (1,619)        (1,577)        (1,516)
                                               -------        -------        -------        -------        -------
    (Loss) earnings before income taxes and
       extraordinary item                          (47)        (1,982)          (777)        (1,625)           267
Benefit (provision) for income taxes                --             --             68            201            (53)
                                               -------        -------        -------        -------        -------
    Net (loss) earnings before extraordinary
       item                                        (47)        (1,982)          (709)        (1,424)           214
Extraordinary item -- gain on early
  extinguishment of debt, net of income taxes
  of $89                                            --             --             --             --            348
                                               -------        -------        -------        -------        -------
Net (loss) earnings                            $   (47)       $(1,982)       $  (709)       $(1,424)       $   562
                                               =======        =======        =======        =======        =======
Basic (loss) earnings per share: (2)
  (Loss) earnings before extraordinary item    $ (0.02)       $ (0.82)       $ (0.30)       $ (0.65)       $  0.10
  Extraordinary item -- gain on early
    extinguishment of debt                          --             --             --             --           0.16
                                               -------        -------        -------        -------        -------
Net (loss) earnings per share                  $ (0.02)       $ (0.82)       $ (0.30)       $ (0.65)       $  0.26
                                               =======        =======        =======        =======        =======
Diluted (loss) earnings per share: (2)
  (Loss) earnings before extraordinary item    $ (0.02)       $ (0.82)       $ (0.30)       $ (0.65)       $  0.09
  Extraordinary item -- gain on early
    extinguishment of debt                          --             --             --             --           0.15
                                               -------        -------        -------        -------        -------
Net (loss) earnings per share                  $ (0.02)       $ (0.82)       $ (0.30)       $ (0.65)       $  0.24
                                               =======        =======        =======        =======        =======
SELECTED BALANCE SHEET DATA:
Land and net property and equipment            $26,356        $25,261        $26,138        $26,300        $26,350
Total assets                                    31,627         30,759         32,092         30,333         32,803
Long-term debt                                  17,869         17,336         16,574         14,403         15,107
Current portion of long-term debt                  566            381            371            279            333
Shareholders' equity                             7,770          8,335         10,275         10,644         11,998
SELECTED OPERATING DATA:
Current ratio                                      0.4            0.4            0.8            0.6            0.9
Working capital (deficit)                      $(2,781)       $(2,491)       $  (744)       $(1,795)       $  (617)
Cash provided by operating activities            1,937            130          1,525            626          1,645
Property and equipment additions                 3,648          3,855          2,786          2,304          1,768

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

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Shown for the years indicated are (i) items in the statements of operations as a percent of total sales, (ii) operating expense items in the statements of operations as a percent of sales and (iii) the number of restaurants open at the end of each year.
--------------------------------------------------------------------------------

                                                                                              PERCENTAGE
                                                                                            CHANGE VERSUS
                                                                                              PRIOR YEAR
                                                                                         --------------------
                                                                                         2000            1999
                                                                                          VS              VS
                                         2000           1999           1998              1999            1998
-------------------------------------------------------------------------------------------------------------
Sales                                 $39,959,600    $38,904,800    $38,412,400          2.7%            1.3%
                                      ===========    ===========    ===========          ====            ====
-------------------------------------------------------------------------------------------------------------

                                                                                              NET CHANGE
                                                                                            IN PERCENTAGE
                                                                                           ----------------
                                                        PERCENT OF SALES                   2000        1999
                                                ---------------------------------           VS          VS
                                                2000          1999           1998          1999        1998
-----------------------------------------------------------------------------------------------------------
Vending revenue                                 0.6%            0.5%         0.5%          0.1%          --%
                                                ----          -----          ----          ----        ----
Costs and expenses:
  Operating expenses                            87.3%          89.0%         88.4%         (1.7)        0.6
  General and administrative expenses           6.5             6.9          6.4           (0.4)        0.5
  Change in control payments                     --             2.3           --           (2.3)        2.3
  Franchise fees                                3.0             3.0          3.0            --           --
  Asset valuation charge                        0.5              --          0.6           0.5         (0.6)
  Loss on store closings and disposition of
     equipment                                  0.4             0.4          0.5            --         (0.1)
                                                ----          -----          ----          ----        ----
                                                97.7          101.6          98.9          (3.9)        2.7
                                                ----          -----          ----          ----        ----
  Earnings (loss) from operations               2.9            (1.1)         1.6           4.0         (2.7)

Investment income                               1.2             0.1           --           1.1          0.1
Interest and other income                       0.4             0.4          0.6            --         (0.2)
Gain (loss) on sale of property                 0.2            (0.1)          --           0.3         (0.1)
Interest expense                                (4.8)          (4.4)         (4.2)         (0.4)       (0.2)
                                                ----          -----          ----          ----        ----
  Loss before income taxes                      (0.1)          (5.1)         (2.0)         5.0         (3.1)
Income tax benefit                               --              --          0.2            --         (0.2)
                                                ----          -----          ----          ----        ----
  Net loss                                      (0.1)%         (5.1)%        (1.8)%        5.0%        (3.3)%
                                                ====          =====          ====          ====        ====
Operating expenses:
  Food and beverage                             38.7%          39.0%         39.1%         (0.3)%      (0.1)%
  Payroll and benefits                          28.6           29.3          28.3          (0.7)        1.0
  Depreciation and amortization                 5.2             5.1          4.9           0.1          0.2
  Other operating expenses                      14.8           15.6          16.1          (0.8)       (0.5)
                                                ----          -----          ----          ----        ----
                                                87.3%          89.0%         88.4%         (1.7)%       0.6%
                                                ====          =====          ====          ====        ====

Restaurants open at end of year                  23              23           26
                                                ====          =====          ====

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

2000 COMPARED TO 1999

For the year ended January 3, 2001, total sales increased 2.7% compared to 1999, due to an increase in same-store sales and an additional week of operations in 2000. The sales increase in 2000 compared to 1999 consisted of the following components:

------------------------------------------------------------------------------------------------------
                                                                                            % CHANGE
                                                                                            FROM 1999
                                              2000             1999            CHANGE      TOTAL SALES
------------------------------------------------------------------------------------------------------
Same-Store Sales                           $35,285,600      $34,105,300      $ 1,180,300       3.0%

New Restaurants (1)                          3,783,600        2,442,100        1,341,500       3.5%

Closed Restaurants (2)                          96,700        2,357,400       (2,260,700)     (5.8)%

Extra Week Sales (3)                           793,700               --          793,700       2.0%
                                           -----------      -----------      -----------      ----

Total Sales                                $39,959,600      $38,904,800      $ 1,054,800       2.7%
                                           ===========      ===========      ===========      ====

------------------------
(1) Sales at restaurants open for 18 months or less.
(2) Sales from restaurants closed or sold in 1999 or 2000, not included in same-store sales.
(3) The year 2000 was a 53-week fiscal year, while 1999 was a 52-week fiscal year.

Same-store sales (average unit sales in restaurants that have been open for at least 18 months and operating during comparable weeks during the current and prior year) for 2000 increased 3.5% from the same period in 1999, compared to an increase of .2% from 1999 as compared to 1998.

The increase in same-store sales was primarily due to menu price increases implemented at all restaurants in 1999 and 2000. Management is seeking to continue to improve sales trends by focusing on improved restaurant operations, devising competitive strategies to offset the effects of new competition and making improvements to certain restaurants. In 2000, the Company added exhibition cooking areas to two of its restaurants, and experienced improved sales trends at these locations. Management intends to make similar additions to several restaurants in 2001. The Company also is testing a program to emphasize take-out sales. This program will include a separate take-out section which has been added to one restaurant and will be added to three additional Company restaurants during 2001.

The operating expenses of the Company's restaurants include food and beverage, payroll and benefits, depreciation and amortization, and other operating expenses, which include repairs, maintenance, utilities, supplies, advertising, insurance, property taxes, rents and licenses. The Company's food, beverage, payroll and benefits costs are believed to be higher than the industry average as a percentage of sales as a result of the Company's philosophy of providing customers with high value of food and service for every dollar a customer spends. In total, food and beverage, payroll and benefits, depreciation and amortization and other operating expenses as a percentage of sales decreased to 87.3% in 2000 from 89.0% in 1999.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Food and beverage costs as a percentage of sales decreased to 38.7% in 2000 from 39.0% in 1999, primarily due to sales price increases implemented in 1999 and 2000, offset by higher beef costs. Payroll and benefits as a percentage of sales decreased to 28.6% in 2000 from 29.3% in 1999, primarily due to efficiencies gained from higher same-store sales and to lower workers' compensation insurance costs in 2000. Other operating expenses as a percentage of sales decreased to 14.8% in 2000 from 15.6% in 1999, primarily due to lower store opening costs and lower property insurance costs.

Depreciation and amortization increased as a percentage of sales to 5.2% in 2000 from 5.1% in 1999, as a result of additions to property and equipment during 2000. General and administrative expenses as a percentage of sales decreased to 6.5% in 2000 from 6.9% in 1999, primarily due to costs incurred in 1999 associated with the proxy contest from the Company's 1999 Annual Meeting of Shareholders.

In 1999 the Company incurred an expense of $907,500 for a one-time payment to four employees pursuant to the terms of their employment agreements upon the change in the control of the Company's Board of Directors. No such costs were incurred in 2000.

The Company recognized an asset valuation charge of $189,700 in 2000 in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The charge was based upon a financial review of all Company-owned restaurants and applied to one restaurant, for which the Company's lease agreement was unexpectedly terminated effective March 2001. No such charges were considered necessary in 1999.

Investment income increased to $487,100 in 2000 from $27,500 in 1999, due to net realized gains from transactions in marketable securities.

Interest expense increased to $1,910,300 in 2000 from $1,720,700 during 1999, due primarily to higher interest rates and additional borrowing under the Company's credit facility in 2000. The Company capitalized interest costs of approximately $56,800 in 2000 and $52,800 in 1999, respectively.

The effective income tax rate for the years ended January 3, 2001 and December 29, 1999 was 0.0%. An increase in the valuation allowance in deferred tax assets for 2000 and 1999 resulted in the lower than statutory effective rates for those periods.

Net loss for 2000 was $46,700, compared to $1,982,200 in 1999. Loss per share assuming dilution was $.02 for 2000, compared to $.82 in 1999.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

1999 COMPARED TO 1998

For the year ended December 29, 1999, total sales increased 1.3% compared to 1998, due to an increase in same-store sales and two additional restaurants opened in 1999. The sales increase in 1999 compared to 1998 consisted of the following components:

-------------------------------------------------------------------------------------------------------
                                                                                             % CHANGE
                                                                                             FROM 1998
                                               1999             1998            CHANGE      TOTAL SALES
-------------------------------------------------------------------------------------------------------
Same-Store Sales                            $34,539,500      $34,485,000      $    54,500       0.2%
New Restaurants (1)                           4,365,300        2,282,400        2,082,900       5.4%
Closed Restaurants (2)                               --        1,645,000       (1,645,000)     (4.3)%
                                            -----------      -----------      -----------      ----
Total Sales                                 $38,904,800      $38,412,400      $   492,400       1.3%
                                            ===========      ===========      ===========      ====

------------------------
(1) Sales at restaurants open for 18 months or less.
(2) Sales from restaurants closed or sold in 1999, for the comparable period (after the date of closure) from 1998.

Same-store sales for 1999 increased .2% from the same period in 1998, compared to an increase of 1.1% from 1998 as compared to 1997. Total sales (including restaurants open less than 18 months) increased 1.3%.

The increase in same-store sales was primarily due to menu price increases implemented at all restaurants in 1999. These increases were somewhat offset by decreases in sales at other Company restaurants caused by the effects of increasing competition, including several new or remodeled restaurants opened by competitors in areas close to Company restaurants. In 1999, management implemented a plan to sell restaurants which were not meeting sales and profit expectations. To this end, the Company closed three restaurants during the first four months of 1999 and sold one restaurant in July 1999 and one in November 1999. In February 2000, the Company sold one additional restaurant. In 1999, the proceeds of the sales of restaurants were used to pay down long-term debt.

Food and beverage costs as a percentage of sales decreased to 39.0% in 1999 from 39.1% in 1998, primarily due to sales price increases implemented in 1999. Payroll and benefits as a percentage of sales increased to 29.3% in 1999 from 28.3% in 1998, primarily due to higher group health insurance costs in 1999 and lower workers' compensation insurance costs in 1998. Other operating expenses as a percentage of sales decreased to 15.6% in 1999 from 16.1% in 1998, primarily due to lower property insurance costs and to reduced costs for utilities.

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

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

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

At January 3, 2001, the Company had a working capital deficit of $2,780,600 compared to a working capital deficit of $2,491,100 at December 29, 1999. The increase in the working capital deficit in 2000 was primarily due to accounts payable at the end of 2000 associated with the purchase of fixed assets for construction of a new restaurant.

Cash provided by operating activities increased to $1,936,800 in 2000 from $129,800 in 1999, primarily due to the decrease in the net loss compared to 1999. Cash provided by operating activities decreased to $129,800 in 1999 from $1,525,100 in 1998 due to the increase in the net loss compared to 1998.

The Company spent approximately $3,648,000 in 2000, $3,855,000 in 1999 and $3,226,000 in 1998 for land, new restaurant construction, restaurant remodeling and equipment. Capital expenditures for 2001, based on present costs and plans for capital improvements, are estimated to be $8.7 million. This amount is based on budgeted expenditures for land, buildings and equipment for three new restaurants in 2001, remodels of several restaurants, and normal recurring equipment purchases and minor building improvements ("Capital Maintenance Items"). The Company projects that proceeds from the Company's financing agreements (described below) and cash generated from operations may only be sufficient to cover two new restaurants and the estimated Capital Maintenance Items. The Company's ability to open the third restaurant and complete the remodels will be contingent upon its ability to obtain additional capital. The Company's ability to open new restaurants is also dependent upon its ability to locate suitable locations at acceptable prices, and upon certain other factors beyond its control, such as obtaining building permits from various government agencies.

In December 1996, the Company entered into two loan agreements with FFCA Mortgage Corporation ("FFCA"). Pursuant to the first Loan Agreement (the "1996 Loan Agreement"), the Company borrowed $15.36 million, which loans are evidenced by fourteen Promissory Notes payable to FFCA. Each Note is secured by a mortgage on a Company restaurant property. The Promissory Notes provide for a term of twenty years and an interest rate equal to the thirty-day LIBOR rate plus 3.75%, adjusted monthly. The 1996 Loan Agreement provides for various covenants, including the maintenance of prescribed debt service coverages. As of January 3, 2001, the outstanding balance due under the 1996 Loan Agreement was $11,532,800.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

The Company used the proceeds of the 1996 Loan Agreement to retire its Notes with Cerberus Partners, L.P. ("Cerberus") and its loans with the Daiwa Bank Limited and SouthTrust Bank of Alabama, N.A. In addition, the Company retired Warrants for 210,000 shares of the Company's common stock previously held by Cerberus. Cerberus continues to hold Warrants to purchase 140,000 shares of the Company's common stock at an exercise price of $2.00 per share.

Pursuant to its second loan agreement with FFCA (the "1998 Loan Agreement"), the Company borrowed an additional $2,590,000 in 1998. The proceeds of the 1998 loan were used to fund the construction of a new restaurant in Leesburg, Florida, and the land and a portion of the cost of construction of a new restaurant in Deland, Florida. This additional financing is evidenced by three additional Promissory Notes secured by mortgages on three Company restaurant properties. The terms and conditions of the 1998 Loan Agreement are substantially identical to those of the 1996 Loan Agreement. As of January 3, 2001, the outstanding balance under the 1998 Loan Agreement was $2,464,600.

In October 1998, the Company received two commitments for new financing from FFCA. The Company borrowed a total of $2.6 million in 1999 under the first commitment (the "1999 Loan"). The proceeds of the 1999 Loan were used to fund construction of new restaurants in Deland and Tampa, Florida. The 1999 Loan is secured by mortgages on two Company restaurant properties. As of January 3, 2001, the outstanding balance under the 1999 Loan was $2,526,400. The second commitment (the "2000 Loan") was for construction financing for two new restaurants to be built in 2000 and 2001. Terms of the 2000 Loan include funding of a maximum of $1,600,000 per restaurant. Other terms and conditions of the 1999 and 2000 Loans are substantially identical to those of the 1996 Loan Agreement. The Company borrowed $1,911,500 under the 2000 Loan to fund the purchase of land and for construction for new restaurants in St. Cloud and Titusville, Florida. The St. Cloud restaurant opened in December 2000, and the Titusville restaurant is expected to open in May 2001.

The Company plans to open three new restaurants in 2001. In July 2000, the Company received a new commitment from FFCA to fund $1,600,000 each for two additional restaurants to be constructed in 2001.

The preceding discussion of liquidity and capital resources contains certain forward-looking statements. Forward-looking statements involve a number of risks and uncertainties, and in addition to the factors discussed herein, among the other factors that could cause actual results to differ materially are the following: failure of facts to conform to necessary management estimates and assumptions; the willingness of FFCA or other lenders to extend financing commitments; repairs or similar expenditures required for existing restaurants due to weather or acts of God; the Company's ability to identify and secure suitable locations on acceptable terms and open new restaurants in a timely manner; the Company's success in selling real property listed for sale; the economic conditions in the new markets into which the Company expands; changes in customer dining patterns; changes in food cost, competitive pressures from other national and regional restaurant chains and other food vendors; changes in business conditions, such as inflation or a recession; changes in growth in the restaurant industry and the general economy; and other risks identified from time to time in the Company's SEC reports, registration statements and public announcements.

RECENT DEVELOPMENTS

Potential Delisting of Company's Stock from NASDAQ

On January 17, 2001, the Company received notice from NASDAQ that the Company's closing bid price had declined below $1.00 per share. Accordingly, NASDAQ informed the Company that in order to continue the listing of the Company's securities on the Nasdaq SmallCap Market, the Company would have to meet the following

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

conditions -- on or before April 17, 2001, the closing bid price of the Company's common stock must be a minimum of $1.00 per share for 10 consecutive trading days. In order to fully comply with the terms of this exception, the Company must be able to demonstrate compliance with all requirements for continued listing. In the event the Company fails to meet any of the terms of this exception, the Company's securities will be delisted from the Nasdaq SmallCap Market. As of March 12, 2001, the bid price had reached $1.00 per share for five consecutive trading days.

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

In addition, if the Company's securities were to be delisted from the NASDAQ SmallCap Market, the Company's securities could become subject to Rule 15g-9 under the Exchange Act relating to penny stocks, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000,or $300,000 together with their spouses). Commission regulations define a "penny stock" to be any equity security that is not listed on The NASDAQ Stock Market or a national securities exchange and that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. If the Company's securities were subject to the rules on penny stocks, the market liquidity for the Company's securities could be adversely affected.

IMPACT OF INFLATION

Costs of food, beverage, and labor are the expenses most affected by inflation in the Company's business. Although inflation in recent years has been low and accordingly has not had a significant impact on the Company, there can be no assurance that inflation will not increase and impact the Company in the future. A significant portion of the Company's employees are paid by the federally established statutory minimum wage. Although no minimum wage increases have been signed into law, various proposals are presently being considered in the United States Congress. News reports suggest that the Federal minimum wage may increase by $1.00 per hour to $6.15 with a two to three year phase-in period, beginning sometime in 2001. The Company is typically able to increase its menu prices to cover most of the payroll rate increases; however, there can be no assurance that menu price increases will be able to offset labor cost increases in the future. Such changes in the federal minimum wage would impact the Company's payroll and benefits costs. Annual sales price increases have consistently ranged from 1.0% to 3.0%.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS

------------------------------------------------------------------------------------------------------------
                                                                           FOR THE YEARS ENDED
                                                             -----------------------------------------------
                                                             JANUARY 3,       DECEMBER 29,      DECEMBER 30,
                                                                2001              1999              1998
------------------------------------------------------------------------------------------------------------
Revenues:
  Sales                                                      $39,959,600      $38,904,800       $38,412,400
  Vending revenue                                                232,200          198,400           193,800
                                                             -----------      -----------       -----------
          Total revenues                                      40,191,800       39,103,200        38,606,200
                                                             -----------      -----------       -----------

Costs and expenses:
  Food and beverage                                           15,468,900       15,161,100        15,015,500
  Payroll and benefits                                        11,411,100       11,416,100        10,878,300
  Depreciation and amortization                                2,061,600        1,966,200         1,879,000
  Other operating expenses                                     5,935,100        6,064,100         6,183,100
  General and administrative expenses                          2,622,100        2,702,600         2,471,800
  Change in control payments                                          --          907,500                --
  Franchise fees                                               1,197,600        1,165,300         1,150,900
  Asset valuation charge                                         189,700               --           209,000
  Loss on store closings and disposition of equipment            148,800          140,200           192,700
                                                             -----------      -----------       -----------
          Total costs and expenses                            39,034,900       39,523,100        37,980,300
                                                             -----------      -----------       -----------
          Earnings (loss) from operations                      1,156,900         (419,900)          625,900

Investment income                                                487,100           27,500                --
Interest and other income                                        157,300          149,300           216,100
Gain (loss) on sale of property                                   62,300          (18,400)               --
Interest expense                                              (1,910,300)      (1,720,700)       (1,618,900)
                                                             -----------      -----------       -----------
          Loss before income taxes                               (46,700)      (1,982,200)         (776,900)

          Income tax benefit                                          --               --            67,600
                                                             -----------      -----------       -----------
          Net loss                                           $   (46,700)     $(1,982,200)      $  (709,300)
                                                             ===========      ===========       ===========

Basic loss per share                                         $     (0.02)     $     (0.82)      $     (0.30)
                                                             ===========      ===========       ===========
Diluted loss per share                                       $     (0.02)     $     (0.82)      $     (0.30)
                                                             ===========      ===========       ===========

See accompanying notes to consolidated financial statements.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------------------------------------
                                                              JANUARY 3, 2001      DECEMBER 29, 1999
----------------------------------------------------------------------------------------------------
                                               ASSETS
Current assets:
  Cash and cash equivalents                                    $    631,500          $    747,300
  Investments                                                       815,200                92,300
  Receivables                                                        93,000               125,000
  Current portion of mortgages receivable                           172,000                77,800
  Inventories                                                       256,400               285,400
  Prepaid and other current assets                                  193,600               204,800
                                                               ------------          ------------
     Total current assets                                         2,161,700             1,532,600

Mortgages receivable                                                355,400               159,800

Certificate of deposit                                               10,800                10,800

Investments held to maturity                                             --               500,000

Property and equipment:
  Land                                                            8,669,400             7,537,300
  Buildings and improvements                                     22,128,300            21,156,000
  Equipment                                                      12,046,200            11,908,100
                                                               ------------          ------------
                                                                 42,843,900            40,601,400
  Accumulated depreciation                                      (16,487,500)          (15,340,500)
                                                               ------------          ------------
     Net property and equipment                                  26,356,400            25,260,900

Property held for sale                                            1,903,600             2,488,700

Other assets, principally deferred charges,
  net of accumulated amortization                                   839,100               806,400
                                                               ------------          ------------
                                                               $ 31,627,000          $ 30,759,200
                                                               ============          ============

                                LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                             $  1,370,900          $  1,275,300
  Accounts payable -- construction                                  375,100                    --
  Accrued liabilities                                             2,461,600             2,363,600
  Investment margin debt                                            165,100                    --
  Current portion of long-term debt                                 565,900               381,400
  Current portion of obligation under capital lease                   3,700                 3,400
                                                               ------------          ------------
     Total current liabilities                                    4,942,300             4,023,700

Long-term debt                                                   17,869,400            17,335,600
Obligation under capital lease                                    1,045,600             1,049,300
Deferred revenue                                                         --                15,200
                                                               ------------          ------------
     Total liabilities                                           23,857,300            22,423,800

Shareholders' equity:
  Preferred stock of $.01 par; authorized 10,000,000 shares;
     none issued                                                         --                    --
  Common stock of $.01 par; authorized 4,000,000 shares;
     outstanding 2,416,200 and 2,409,000 shares                      24,200                24,100
  Additional paid-in capital                                      8,631,400             8,624,700
  Retained earnings (accumulated deficit)                          (372,000)             (325,300)
  Accumulated other comprehensive (loss) income                    (513,900)               11,900
                                                               ------------          ------------
     Total shareholders' equity                                   7,769,700             8,335,400
                                                               ------------          ------------
                                                               $ 31,627,000          $ 30,759,200
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

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

 FOR THE YEARS ENDED JANUARY 3, 2001, DECEMBER 29, 1999, AND DECEMBER 30, 1998

-------------------------------------------------------------------------------------------------------------------------
                                                                             RETAINED
                                           COMMON STOCK       ADDITIONAL     EARNINGS     ACCUMULATED OTHER
                                        -------------------    PAID-IN     (ACCUMULATED     COMPREHENSIVE
                                         SHARES     AMOUNT     CAPITAL       DEFICIT)       INCOME (LOSS)        TOTAL
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997              2,216,200   $22,200   $8,256,100   $ 2,366,200               --       $10,644,500
Exercise of stock options                  14,108       100        4,700                                            4,800
Sale of common stock                      141,340     1,400      303,900                                          305,300
Directors' fees in the form of stock
  options.............................                            30,000                                           30,000
Comprehensive loss:
  Net loss                                                                    (709,300)                          (709,300)
                                        ---------   -------   ----------   -----------        ---------       -----------
Balance, December 30, 1998              2,371,648    23,700    8,594,700     1,656,900               --        10,275,300
Exercise of stock options                  37,383       400                                                           400
Directors' fees in the form of stock
  options                                                         30,000                                           30,000
Comprehensive loss:
  Net loss                                                                  (1,982,200)                        (1,982,200)
  Other comprehensive income:
     Unrealized gains on securities:
       Unrealized holding gains
          arising during the period                                                           $  39,400            39,400
       Less: reclassification
          adjustment for gains
          included in net loss                                                                  (27,500)          (27,500)
                                                                                                              -----------
Total comprehensive loss                                                                                       (1,970,300)
                                        ---------   -------   ----------   -----------        ---------       -----------
Balance, December 29, 1999              2,409,031    24,100    8,624,700      (325,300)          11,900         8,335,400
Exercise of stock options                   7,200       100                                                           100
Directors' fees in the form of stock
  options                                                          6,700                                            6,700
Comprehensive loss:
  Net loss                                                                     (46,700)                           (46,700)
  Other comprehensive income:
     Unrealized losses on securities:
       Net unrealized holding losses
          arising during the period                                                             (38,700)          (38,700)
       Less: reclassification
          adjustment for net gains
          included in net loss                                                                 (487,100)         (487,100)
                                                                                                              -----------
Total comprehensive loss                                                                                         (572,500)
                                        ---------   -------   ----------   -----------        ---------       -----------
Balance, January 3, 2001                2,416,231   $24,200   $8,631,400   ($  372,000)       ($513,900)      $ 7,769,700
                                        =========   =======   ==========   ===========        =========       ===========

See accompanying notes to consolidated financial statements.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

-------------------------------------------------------------------------------------------------------------
                                                                    FOR THE YEARS ENDED
                                               --------------------------------------------------------------
                                               JANUARY 3, 2001       DECEMBER 29, 1999      DECEMBER 30, 1998
-------------------------------------------------------------------------------------------------------------
Operating activities:
  Net loss                                       $   (46,700)           $(1,982,200)           $  (709,300)
  Adjustments to reconcile net loss to net
     cash provided by operating activities:
     Depreciation and amortization                 2,061,600              1,966,200              1,879,000
     Asset valuation charge                          189,700                     --                209,000
     Directors' fees in the form of stock
       options                                         6,700                 30,000                 30,000
     Net realized gains on investments              (487,100)               (27,500)                    --
     Amortization of loan fees                        32,100                 28,800                 24,700
     Loss on disposition of equipment                 84,100                 93,200                139,700
     (Gain) loss on sale of property                 (62,300)                18,400                     --
  Decrease (increase) in:
     Receivables                                      32,000                (18,000)               (13,800)
     Income taxes receivable                              --                 60,200                237,700
     Inventories                                      29,000                 48,000                (52,900)
     Prepaids and other current assets                11,200                 91,800                 14,600
     Other assets                                    (91,900)               (17,000)              (101,700)
  Increase (decrease) in:
     Accounts payable                                 95,600               (105,700)                94,000
     Accrued liabilities                              98,000                (48,400)              (218,300)
     Deferred revenue                                (15,200)                (8,000)                (7,600)
                                                 -----------            -----------            -----------
Net cash provided by operating activities          1,936,800                129,800              1,525,100
                                                 -----------            -----------            -----------
Investing activities:
  Principal receipts on mortgages receivable         185,200                 71,100                124,900
  Purchases of investments                        (3,272,300)            (1,129,500)               (43,700)
  Proceeds from sales of investments               3,010,700                565,800                     --
  Proceeds from maturities of investments                 --                644,000                     --
  Proceeds from sale of restaurants                  687,100                     --                     --
  Proceeds from sale of property held for
     sale                                            104,100              1,641,600                263,200
  Capital expenditures                            (3,647,500)            (3,855,200)            (3,225,800)
                                                 -----------            -----------            -----------
Net cash used in investing activities             (2,932,700)            (2,062,200)            (2,881,400)
                                                 -----------            -----------            -----------
Financing activities:
  Payments on long-term debt and obligation
     under
     capital lease                                (1,196,600)            (1,830,900)              (329,600)
  Proceeds from issuance of long-term debt         1,911,500              2,600,000              2,590,000
  Proceeds from investment margin debt               165,100                     --                     --
  Proceeds from the issuance of common stock             100                    400                310,100
                                                 -----------            -----------            -----------
Net cash provided by financing activities            880,100                769,500              2,570,500
                                                 -----------            -----------            -----------
Net (decrease) increase in cash and cash
  equivalents                                       (115,800)            (1,162,900)             1,214,200
Cash and cash equivalents -- beginning of
  year                                               747,300              1,910,200                696,000
                                                 -----------            -----------            -----------
Cash and cash equivalents -- end of year         $   631,500            $   747,300            $ 1,910,200
                                                 ===========            ===========            ===========
Noncash investing and financing activities:
  Issuance of mortgage receivable on sale of
     property                                    $   475,000            $        --            $        --
                                                 ===========            ===========            ===========
  Net change in unrealized (loss) gain on
     investments                                 $  (525,800)           $    11,900            $        --
                                                 ===========            ===========            ===========
Supplemental disclosures of cash flow
  information:
  Cash paid during the year for interest         $ 1,995,800            $ 1,736,000            $ 1,634,400
                                                 ===========            ===========            ===========
  Cash paid during the year for income taxes     $        --            $        --            $        --
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

FISCAL YEAR

The fiscal year consists of a fifty-two or fifty-three week period ending on the Wednesday nearest to December 31. Fiscal years 1998 and 1999 consisted of fifty-two weeks, and fiscal year 2000 consisted of fifty-three weeks.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company has a cash management program which provides for the investment of excess cash balances in short-term investments. These investments are stated at cost which approximates market value and consist of money market instruments.

INVESTMENTS AVAILABLE FOR SALE

Investments available for sale represent marketable securities and are stated at fair market value as determined by quoted market prices. Proceeds from sales of these investments were $3,010,700, $565,800, and $0 in 2000, 1999, and 1998, respectively. Gross gains of $577,500, $59,500, and $0 and gross losses of $90,400, $32,000, and $0 were realized on these sales in 2000, 1999 and 1998 respectively.

CERTIFICATES OF DEPOSIT

Certificates of deposit are stated at cost.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

INVESTMENTS HELD TO MATURITY

Investments held to maturity in 1999 represented an investment of Company funds in zero-coupon bonds by an insurance company. The bonds were held as collateral for a $1 million bond provided by the insurance company to the State of Florida to support the Company's self-insured workers' compensation liability. Due to the downgraded financial rating of the insurance company that provided the bonds, the bonds were transferred to investments available for sale and sold in 2000. No gain or loss was realized on the sale of the bonds. See Note 5 for discussion of the change in the Company's workers' compensation policy.

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

Interest expense from the FFCA loan is capitalized to the extent that such proceeds are used for the construction of new restaurants. Interest costs of approximately $56,800, $52,800, and $52,600 were capitalized in 2000, 1999, and 1998, respectively.

PROPERTY HELD FOR SALE

Property held for sale consists of two restaurant properties and an outparcel stated at the lower of cost or estimated net realizable value.

OTHER ASSETS

Other assets consist of deferred charges. Deferred charges and related amortization periods are as follows: financing costs -- term of the related loan, and initial franchise rights -- 40 years.

INCOME TAXES

Deferred income taxes are provided for temporary differences between financial reporting basis and tax basis of the Company's assets and liabilities using presently enacted income tax rates. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefit, or that future deductibility is uncertain.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

EARNINGS PER SHARE

Basic earnings per common share is calculated by dividing net income by the average number of common shares outstanding during the year. Diluted earnings per common share is calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive stock options.

RECLASSIFICATIONS

Certain items in the prior year financial statements have been reclassified to conform to the 2000 presentation.

NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". In June 2000, the FASB issued SFAS No. 138, which amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation. The amendment included expanding the normal purchase and sale exemption for supply contracts, permitting the offsetting of certain intercompany foreign currency derivatives and thus reducing the number of third party derivatives, permitting hedge accounting for foreign-currency denominated assets and liabilities, and redefining interest rate risk to reduce sources of ineffectiveness. The Company adopted SFAS 133 and the corresponding amendments under SFAS 138 on January 4, 2001. SFAS 133, as amended by SFAS 138, did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

NOTE 2. CLOSED RESTAURANT COSTS

In 1998, the Company established a reserve to close two restaurants in 1999, resulting in a pre-tax charge to earnings in 1998 of $53,000. The charge to earnings reflected anticipated costs associated with closing the restaurants. The two restaurants in Jacksonville, Florida were closed in January 1999. A third restaurant was closed in Orlando, Florida in April 1999. One of the closed Jacksonville restaurants was sold in 2000. The total book value of the two remaining closed restaurants as of January 3, 2001 was approximately $1,515,200, which is included in property held for sale. Continuing losses incurred to maintain the closed restaurants in 2000 and 1999 were $65,000 and $47,000, respectively. These three restaurants incurred a combined pre-tax loss of $231,000 in fiscal year 1998.

NOTE 3. ASSET VALUATION CHARGE

In accordance with SFAS No. 121, the Company recognized asset valuation charges of $189,700, $0, and $209,000 in 2000, 1999, and 1998, respectively. These charges were based upon a financial review of all Company-owned restaurants and applied to one restaurant as to which the Company's lease was terminated in 2000, and an underperforming restaurant in 1998. The restaurant for which the charge was recognized in 1998 was sold in 1999. The charges were based on the difference between each unit's net book value and estimated fair value, which equaled the estimated proceeds from disposal as determined by management. Considerable management judgment is necessary to estimate proceeds from disposal and, accordingly, actual proceeds could vary significantly from such estimates.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

NOTE 4. FRANCHISE AGREEMENT

In October 1996, the Company amended its Franchise Agreement with Ryan's Family Steak Houses, Inc. ("Ryan's"). The amended agreement requires the Company to pay a monthly royalty fee of 3.0% through December 2001, and 4.0% thereafter of the gross receipts of each Ryan's Family Steak House restaurant. Total royalty fee expenses were $1,197,600, $1,165,300, and $1,150,900 for fiscal years 2000,
1999, and 1998, respectively.

The Franchise Agreement requires the Company to operate a minimum number of Ryan's restaurants on December 31 of each year. Failure to operate the minimum number could result in the loss of exclusive franchise rights to the Ryan's concept in North and Central Florida. In 1999, the Company and Ryan's amended the number of restaurants required to be in operation as detailed below. The Company operated 23 restaurants as of fiscal year end 2000 and was therefore in compliance with the Franchise Agreement.

The following schedule outlines the number of Ryan's restaurants required to be operated by the Company as of December 31 each year under the amended Franchise
Agreement:

----------------------------------------------------------------------------------------
                                                     NUMBER OF
                                              RESTAURANTS REQUIRED TO
                 END OF FISCAL YEAR               BE IN OPERATION
----------------------------------------------------------------------------------------
                 2000                                    23
                 2001                                    25
                 2002 and subsequent years   Increases by two each year

NOTE 5. ACCRUED LIABILITIES

Accrued liabilities are summarized as follows:

----------------------------------------------------------------------------------------------
                                                                       2000            1999
----------------------------------------------------------------------------------------------
             Property taxes                                         $  429,900      $   16,500
             Payroll and payroll taxes                                 636,900         589,200
             Workers' compensation liability                           837,800       1,067,400
             Other                                                     557,000         690,500
                                                                    ----------      ----------
                                                                    $2,461,600      $2,363,600
                                                                    ==========      ==========

The Company self-insures workers' compensation losses up to certain limits. The liability for workers' compensation claims represents an estimate for the ultimate cost of uninsured losses which are unpaid as of the balance sheet date. The estimate is continually reviewed and adjustments to the Company's estimated claim liability, if any, are reflected in current operations.

The State of Florida Division of Workers' Compensation ("the Division") requires self-insured companies to pledge collateral in favor of the Division in an amount sufficient to cover the Company's projected outstanding liability. In compliance with this requirement, in July 2000 the Company provided a $1 million letter of credit to the Division with an expiration date of July 1, 2001. The letter of credit was guaranteed on behalf of the Company by Bisco Industries, Inc. ("Bisco"). The Chairman of the Company's Board of Directors, Glen F. Ceiley, is the President of Bisco.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

NOTE 6. LONG-TERM DEBT

Long-term debt is summarized as follows:

-----------------------------------------------------------------------------------------------
                                                                      2000             1999
-----------------------------------------------------------------------------------------------
          Collateralized notes payable to FFCA Mortgage
          Corporation, monthly principal and interest payments
          totaling $176,900 effective December 2000, interest at
          thirty-day LIBOR rate +3.75% (10.37% at January 3,
          2001)                                                    $18,435,300      $17,717,000
          Less current portion:                                       (565,900)        (381,400)
                                                                   -----------      -----------
                                                                   $17,869,400      $17,335,600
                                                                   ===========      ===========

Total maturities of long-term debt are as follows:

2001                                     $   565,900
2002                                         607,200
2003                                         669,400
2004                                         733,200
2005                                         813,200
Thereafter                                15,046,400
                                         -----------
                                         $18,435,300
                                         ===========

In December 1996, the Company entered into two loan agreements with FFCA Mortgage Corporation ("FFCA"). Pursuant to the first Loan Agreement (the "1996 Loan Agreement"), the Company borrowed $15.36 million, which loans are evidenced by fourteen Promissory Notes payable to FFCA. Each Note is secured by a mortgage on a Company restaurant property. The Promissory Notes provide for a term of twenty years and an interest rate equal to the thirty-day LIBOR rate plus 3.75%, adjusted monthly. The 1996 Loan Agreement provides for various covenants, including the maintenance of prescribed debt service coverages. As of January 3, 2001, the outstanding balance due under the 1996 Loan Agreement was $11,532,800.

The Company used the proceeds of the 1996 Loan Agreement to retire its Notes with Cerberus Partners, L.P. ("Cerberus") and its loans with the Daiwa Bank Limited and SouthTrust Bank of Alabama, N.A. In addition, the Company retired Warrants for 210,000 shares of the Company's common stock previously held by Cerberus. Cerberus continues to hold Warrants to purchase 140,000 shares of the Company's common stock at an exercise price of $2.00 per share.

Pursuant to its second loan agreement with FFCA (the "1998 Loan Agreement"), the Company borrowed an additional $2,590,000 in 1998 to fund construction of a new restaurant in Leesburg, Florida and the land and a portion of the cost of construction of a new restaurant in Deland, Florida. This additional financing is evidenced by three additional Promissory Notes secured by mortgages on three Company restaurant properties. The terms and conditions of the 1998 Loan Agreement are substantially identical to those of the 1996 Loan Agreement. As of January 3, 2001, the outstanding balance under the 1998 Loan Agreement was $2,464,600.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

In October 1998, the Company received two commitments for new financing from FFCA. The Company borrowed a total of $2.6 million in 1999 under the first commitment (the "1999 Loan"). The proceeds of the 1999 Loan were used to fund construction of new restaurants in Deland and Tampa, Florida. The 1999 Loan is secured by mortgages on two Company restaurant properties. As of January 3, 2001, the outstanding balance under the 1999 Loan was $2,526,400. The second commitment (the "2000 Loan") was for construction financing for two new restaurants to be built in 2000 and 2001. Terms of the 2000 Loan include funding of a maximum of $1,600,000 per restaurant. Other terms and conditions of the 1999 and 2000 Loans are substantially identical to those of the 1996 Loan Agreement. The Company borrowed $1,911,500 under the 2000 Loan to fund the purchase of land and construction for new restaurants in St. Cloud and Titusville, Florida. The St. Cloud restaurant opened in December 2000, and the Titusville restaurant is expected to open in May 2001.

The Company plans to open three new restaurants in 2001. In July 2000, the Company received a new commitment from FFCA to fund $1,600,000 each for two additional restaurants to be constructed in 2001.

NOTE 7. INCOME TAXES

The income tax benefit is comprised of the following:

---------------------------------------------------------------------------------------------------
                                                                 2000          1999          1998
---------------------------------------------------------------------------------------------------
         Current:

           Federal                                             $     --      $     --      $(67,600)
                                                               ========      ========      ========

Income taxes for the years ended January 3, 2001, December 29, 1999 and December 30, 1998 differ from the amount computed by applying the federal statutory corporate rate to earnings before income taxes. The differences are reconciled as follows:

-------------------------------------------------------------------------------------------------
                                                             2000          1999           1998
-------------------------------------------------------------------------------------------------
         Income tax benefit at statutory rate              $(16,200)     $(693,900)     $(271,900)
         Increase (decrease) in taxes due to:
         Effect of graduated tax rates                          500         19,800          7,800
         State tax net of Federal benefit                    (1,700)       (72,000)       (28,200)
         Change in deferred tax asset valuation allowance    16,500        732,400        224,500
         Expiration of capital loss carryforward                 --         14,100             --
         Other                                                  900           (400)           200
                                                           --------      ---------      ---------
         Income tax benefit                                $     --      $      --      $ (67,600)
                                                           ========      =========      =========

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

The components of deferred taxes at January 3, 2001 and December 29, 1999 are summarized below:

-----------------------------------------------------------------------------------------
                                                  JANUARY 3, 2001       DECEMBER 29, 1999
-----------------------------------------------------------------------------------------
Deferred tax assets:
  Net operating loss                                $   855,400            $   977,800
  Federal and state tax credits                         589,400                589,400
  Accruals not currently deductible                     317,200                405,100
  Excess tax over book basis:
     Asset valuation reserve                            278,300                207,000
     Property held for sale                              22,400                     --
  Unrealized loss on investments                        193,400                     --
  Capital loss not currently deductible                      --                 35,200
  Unearned revenue, previously taxed                      6,000                  9,000
                                                    -----------            -----------
                                                      2,262,100              2,223,500
  Valuation allowance                                (1,686,300)            (1,476,400)
                                                    -----------            -----------
  Total deferred tax assets                             575,800                747,100
                                                    -----------            -----------
Deferred tax liabilities:
  Excess of tax over book depreciation and
     amortization                                       575,800                735,800
  Excess book over tax basis:
     Property held for sale                                  --                 11,300
                                                    -----------            -----------
  Total deferred tax liabilities                        575,800                747,100
                                                    -----------            -----------
  Net deferred taxes                                $        --            $        --
                                                    ===========            ===========

At January 3, 2001, the Company's federal and state tax credit was comprised of $49,200 in general business credits which expire in 2013 and alternative minimum tax credits of $540,200 which have no expiration date. Additionally, at January 3, 2001, the Company has Federal net operating losses of $2,125,000, which begin expiring in 2018 and State net operating losses of $3,637,000 which begin expiring in 2012.

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

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Earnings per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for net loss and net loss available to common shareholders:

-----------------------------------------------------------------------------------------------------------------------------------
                                          2000                                   1999                              1998
                          ------------------------------------   ------------------------------------   ---------------------------
                            INCOME         SHARES        PER       INCOME         SHARES        PER       INCOME         SHARES
                          (NUMERATOR)   (DENOMINATOR)   SHARE    (NUMERATOR)   (DENOMINATOR)   SHARE    (NUMERATOR)   (DENOMINATOR)
-----------------------------------------------------------------------------------------------------------------------------------
BASIC EPS:
Net loss available to
  common shareholders      $(46,700)      2,414,500     $ (.02)  $(1,982,200)    2,403,400     $(0.82)   $(709,300)     2,348,000
                                                        ======                                 ======
Effect of Dilutive
  Securities:
  Stock options                               6,200                                  5,800                                  1,200
  Warrants                                       --                                     --                                  5,800

DILUTED EPS:
Net loss available to
  common shareholders
  plus assumed
  conversions...........   $(46,700)      2,420,700     $ (.02)  $(1,982,200)    2,409,200     $(0.82)   $(709,300)     2,355,000
                                                        ======                                 ======

------------------------  ------
                           1998
                          ------
                           PER
                          SHARE
------------------------  ------
BASIC EPS:
Net loss available to
  common shareholders     $(0.30)
                          ======
Effect of Dilutive
  Securities:
  Stock options
  Warrants
DILUTED EPS:
Net loss available to
  common shareholders
  plus assumed
  conversions...........  $(0.30)
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

In 1995, the Company's shareholders approved a new employee long-term incentive plan pursuant to which an additional 200,000 shares of common stock are authorized to be granted in the form of stock options or restricted stock. All options granted under this plan expire no later than ten years after the date of grant or in most cases three months after termination of employment.

If compensation cost for stock option grants had been determined based on the fair value at the grant dates for 2000, 1999, and 1998 consistent with the method prescribed by SFAS No. 123, the Company's net loss and loss per share would have been adjusted to the pro forma amounts indicated below:

--------------------------------------------------------------------------------
                                                2000        1999         1998
--------------------------------------------------------------------------------
Net loss                        As reported   $(46,700)  $(1,982,200)  $(709,300)
                                Pro forma      (59,400)   (2,055,200)   (735,700)
Diluted loss                    As reported   $   (.02)  $      (.82)  $    (.30)
per share                       Pro forma         (.02)         (.85)       (.31)

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weight-average assumptions used for grants in 2000, 1999, and 1998

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

respectively: dividend yield 0 percent each year, expected volatility of 76, 76 and 75 percent, risk-free interest rates of 5.1, 6.4 and 5.1 percent, and expected lives of 10 years for each year.

The following table summarizes the changes in the total number of stock option shares outstanding during the three years ended January 3, 2001.

--------------------------------------------------------------------------------------------------------------
                                  2000                          1999                          1998
                       ---------------------------   ---------------------------   ---------------------------
                                  WEIGHTED AVERAGE              WEIGHTED AVERAGE              WEIGHTED AVERAGE
                       OPTIONS     EXERCISE PRICE    OPTIONS     EXERCISE PRICE    OPTIONS     EXERCISE PRICE
--------------------------------------------------------------------------------------------------------------
Options outstanding
  at beginning of
  year                  229,440        $2.25          190,940        $2.66          181,940        $3.08
Options granted          29,100          .80          102,883         1.08           42,478          .77
Options exercised        (7,200)         .01          (37,383)         .01          (14,028)         .37
Options forfeited        (9,400)        2.09          (27,000)        3.55          (19,450)        4.20
                       --------                      --------                      --------
Options outstanding
  at end of year        241,940         2.15          229,440         2.25          190,940         2.66
                       ========                      ========                      ========
Options exercisable
  at end of year        191,615         2.37          188,940         2.41          123,830         2.65
                       ========                      ========                      ========
Weighted average fair
  value of options
  granted during the
  year                 $ 12,700                      $ 72,800                      $ 26,400
Common shares
  reserved for future
  grants at end of
  year                   47,989                        68,289                        98,289

The following table summarizes information about fixed stock options outstanding at January 3, 2001:

--------------------------------------------------------------------------------------------------------------------
                                                                                          WEIGHTED AVERAGE
                    YEAR            EXERCISE          OPTIONS            OPTIONS           REMAINING LIFE
                    GRANTED          PRICE          OUTSTANDING        EXERCISABLE           (IN YEARS)
--------------------------------------------------------------------------------------------------------------------
                    1991             $4.06              9,400              9,400                  .3
                    1992              5.63              2,800              2,800                 1.1
                    1993              3.13              4,600              4,600                 2.3
                    1994              1.25             11,500             11,500                 4.0
                    1995              3.75             21,540             21,540                 4.7
                    1995              2.00             47,500             47,500                 4.7
                    1996              2.81             15,200             15,200                 6.0
                    1997              3.28             19,200             19,200                 7.0
                    1998              1.00             25,400             25,400                 7.9
                    1999              2.00             25,000             25,000                 8.8
                    1999              1.50             37,900              9,475                 8.9
                    2000              1.06             21,900                 --                10.0
                                                      -------            -------
                                                      241,940            191,615
                                                      =======            =======

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

Remaining non-exercisable options as of January 3, 2001 become exercisable as follows:

2001                   14,950
2002                   14,950
2003                   14,950
2004                    5,475
                       ------
                       50,325
                       ======

Cerberus Partners, L.P., holds detachable warrants to purchase 140,000 shares of the Company's common stock at $2.00 per share at any time prior to October 1, 2003.

The Company's Board of Directors is authorized to set the various rights and preferences for the Company's Preferred Stock, including voting, conversion, dividend and liquidation rights and preferences, at the time shares of Preferred Stock are issued. As of January 3, 2001 there were no shares of Preferred Stock issued.

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

The profit sharing plan includes a 401(k) feature by which employees can contribute, by payroll deduction only, 1% to 15% of their annual compensation not to exceed $10,500 in 2000.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

The plan provides for a Company matching contribution of $.25 per dollar of the first 6% of employee contributions. The Company's matching contribution was $36,000 in 2000, $37,100 in 1999, and $30,900 in 1998. Employees vest in Company contributions based on the following schedule:

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

NOTE 10. COMMITMENTS AND CONTINGENCIES

Lease Obligations

At January 3, 2001, the Company is committed under the terms and conditions of real and personal property operating leases for minimum rentals aggregating $2,991,300 plus insurance, common area expenses and taxes. The Company has various renewal options on these leases covering periods of five to twenty years.

In September 1996, the Company entered into a twenty-year lease agreement with two five-year renewal options for a restaurant building. The total net book value of the assets covered by the lease amount to $940,200 at January 3, 2001. Interest is computed at an annual rate of 10.65%.

Future minimum lease obligations under noncancelable capital leases and operating leases consist of the following as of January 3, 2001:

-----------------------------------------------------------------------------------------------------------------
                                                                 CAPITAL        OPERATING
                                                                 LEASES           LEASES
-----------------------------------------------------------------------------------------------------------------
                    2001                                       $   115,400      $  394,800
                    2002                                           129,300         337,700
                    2003                                           129,300         268,700
                    2004                                           129,300         259,000
                    2005                                           129,300         256,400
                    Future years                                 1,663,400       1,474,700
                                                               -----------      ----------
                    Total minimum lease payments                 2,296,000      $2,991,300
                                                               ===========      ==========
                    Amount representing interest                (1,246,700)
                                                               -----------
                    Present value of net minimum payments        1,049,300
                    Current portion                                 (3,700)
                                                               -----------
                    Long-term capital lease obligations        $ 1,045,600
                                                               ===========

Rental expense for operating leases for the years ended January 3, 2001, December 29, 1999 and December 30, 1998, was $594,700, $531,400, and $490,000
respectively.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

The Company received notice in December 2000 from its landlord of the Clearwater, Florida restaurant that the lease for the restaurant would be terminated effective March 20, 2001. The Company had expected to renew the lease for at least an additional year. Accordingly, the Company recognized an asset valuation charge of $189,700 in 2000 to record the loss in value of the leasehold improvements at the restaurant.

Legal Matters

The Company, in the normal course of business, is subject to claims and litigation with respect to store operations. In the opinion of management, based on the advice of legal counsel the ultimate disposition of these claims and litigation will not have a material effect on the Company's consolidated results of operations, financial position or cash flows.

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

Mortgages Receivable -- The fair value of mortgages receivable is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The Company believes the carrying amount is a reasonable estimate of fair value.

Debt -- Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt instruments. The Company believes the carrying amount is a reasonable estimate of such fair value.

NOTE 12. SUBSEQUENT EVENT

On January 17, 2001, the Company received notice from NASDAQ that the Company's closing bid price had declined below $1.00 per share, and has remained below the $1.00 minimum requirement since that time. Accordingly, NASDAQ informed the Company that in order to continue the listing of the Company's securities on the Nasdaq SmallCap Market, the Company would have to meet the following conditions -- on or before April 17, 2001, the Company must meet or exceed a closing bid price of $1.00 per share; immediately thereafter, the Company's closing bid price must meet or exceed $1.00 per share for a minimum of ten consecutive trading days. In

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

order to fully comply with the terms of this exception, the Company must be able to demonstrate compliance with all requirements for continued listing. In the event the Company fails to meet any of the terms of this exception, the Company's securities will be delisted from the Nasdaq SmallCap Market.

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS
FAMILY STEAK HOUSES OF FLORIDA, INC.

       We have audited the accompanying consolidated balance sheets of Family Steak Houses of Florida, Inc. and subsidiary as of January 3, 2001 and December 29, 1999 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended January 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Family Steak Houses of Florida, Inc. and subsidiary as of January 3, 2001 and December 29, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Certified Public Accountants
Jacksonville, Florida
February 23, 2001

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

COMPANY'S REPORT ON FINANCIAL STATEMENTS

       Family Steak Houses of Florida, Inc. has prepared and is responsible for the accompanying consolidated financial statements and related consolidated financial information included in this report. These consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and are appropriate under the circumstances. These consolidated financial statements necessarily include amounts determined using management's best judgements and estimates.

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

Steve Catanzaro
Director
CFO, Bisco Industries, Inc.

Glen F. Ceiley
Chairman of the Board
President & CEO, Bisco Industries, Inc.

Jay Conzen
Director
Principal, Jay Conzen Investments

William Means
Director
Vice President of Corporate Development
Bisco Industries, Inc.

Kevin R. Pickett
Vice President

ANNUAL MEETING

The annual meeting will be held at:
  Sea Turtle Inn
  One Ocean Boulevard
  Atlantic Beach, FL 32233
  June 6, 2001

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Deloitte & Touche LLP
Suite 2801, Independent Square
One Independent Drive
Jacksonville, FL 32202-5034

GENERAL COUNSEL

McGuireWoods LLP
3300 Barnett Center
50 North Laura Street
P.O. Box 4099
Jacksonville, FL 32201

TRANSFER AGENT/RIGHTS AGENT

Chase Mellon Shareholder Services
Four Station Square
Third Floor
Pittsburgh, PA 15219-1173

EXECUTIVE OFFICE

Family Steak Houses of Florida, Inc.
2113 Florida Boulevard
Neptune Beach, FL 32266

FORM 10-K

A copy of the Company's Annual Report on Form 10-K for fiscal 2000, as filed with the Securities and Exchange Commission, may be obtained by writing to:
Corporate Secretary
Family Steak Houses of Florida, Inc.
2113 Florida Boulevard
Neptune Beach, FL 32266

---------------------------------(RYAN'S LOGO)---------------------------------

FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------

COMMON STOCK DATA

The Company's common stock is traded on the NASDAQ SmallCap Market System under the trading symbol "RYFL". As of February 16, 2001, there were 2,309 shareholders of record, not including individuals holding shares in street names. The closing sale price for the Company's stock on February 16, 2001 was $.80.

The Company has never paid cash dividends on its common stock and does not expect to pay any dividends in the next few years. Management of the Company presently intends to retain all available funds for expansion of the business.

The quarterly high and low closing prices of the Company's common stock are as shown below:

MARKET PRICE OF COMMON STOCK

--------------------------------------------------------------------------------------
                                                2000            1999
                   QUARTER                  HIGH     LOW    HIGH     LOW
--------------------------------------------------------------------------------------
                    First                   $1.56   $ .91   $1.50   $ .81
                    Second                   1.50    1.00    1.22     .72
                    Third                    1.47    1.22    1.88     .78
                    Fourth                   1.25     .75    1.56    1.00

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

---------------------------------(RYAN'S LOGO)---------------------------------

               [RYAN'S FAMILY STEAK HOUSE LOGO & MAP OF FLORIDA]


RYAN'S LOCATIONS

H     Headquarters

o     Apopka(1)

o     Brooksville(1)

o     Clearwater(1)

o     Daytona Beach(1)

o     Deland(1)

o     Gainesville(1)

o     Jacksonville(1)

o     Lake City(1)

o     Lakeland(2)

o     Leesburg(1)

o     Melbourne(1)

o     Neptune Beach(1)

o     New Port Richey(1)

o     Ocala(1)

o     Orange Park(1)

o     Orlando(1)

o     St. Cloud(1)

o     Tallahassee(1)

o     Tampa(3)

o     Winter Haven(1)

                              FAMILY STEAK HOUSES
                                OF FLORIDA, INC.



                                       A
                        [RYAN'S FAMILY STEAK HOUSE LOGO]

                                   FRANCHISEE