Form 10-K, Exhibit 13
period 2002-01-02
FAMILY STEAK HOUSES OF FLORIDA INC
filed 2002-03-29
CIK 784539

FAMILY STEAK HOUSES

                                OF FLORIDA, INC.






                             [RYAN STEAK HOUSE LOGO]








                               2001 ANNUAL REPORT

FAMILY STEAK HOUSES OF FLORIDA, INC.

CORPORATE PROFILE

About The Company

Family Steak Houses of Florida, Inc. is the sole franchisee of Ryan's Family Steak House restaurants in the state of Florida. The Company's first restaurant was opened in Jacksonville, Florida in May 1982. The Company presently operates 23 Ryan's restaurants in Florida. The Company's stock trades on the NASDAQ SmallCap Stock Market under the symbol RYFL.

A Ryan's restaurant is a family-oriented restaurant serving high-quality, reasonably priced food in a casual atmosphere with server-assisted service. The restaurants feature self-service scatter bars with a variety of over 100 fruit, vegetable and meat entree items, bakery and dessert bar, and table service and drink refills. Several restaurants feature a display cooking area, where guests can have grilled-to-order steaks, chicken, pork chops and other items cooked to order for them, all of which is included in the price of the buffet.

Ryan's Locations:

Jacksonville (2)               Apopka (1)                    New Port Richey (1)
Ocala (1)                      Winter Haven (1)              Tampa (3)
Tallahassee (1)                Daytona Beach (1)             Orlando (1)
Melbourne (1)                  Titusville (1)                Lake City (1)
Brooksville (1)                Leesburg (1)                  Deland (1)
Neptune Beach (1)              St. Cloud (1)                 Gainesville (1)
Lakeland (2)

Dear Shareholders:

Although the year 2001 was a challenging year for the Company, we believe we are well positioned for the future. Our business was hurt by the country's economic recession, which began in the second quarter of 2001, and was impacted even further by the tragic events of September 11th. The economy of the state of Florida suffered much more than most of the country, due to its dependence on tourism, which fell off dramatically after September 11.

Despite these circumstances, there are some positive developments to report about the Company's accomplishments over the past year. We opened three restaurants between December 2000 and December 2001 with our new display cooking concept, and all three have been a great success. Two of these three set all-time Company sales records in their first few weeks of operations, and the third new restaurant has maintained its high opening sales volumes longer than any store we have previously opened for its first ten weeks of operation. We also remodeled three restaurants to include the display concept, and experienced healthy sales increases at all three.

The display cooking concept has been very popular with our customers. It has allowed us to increase our guest check average, while at the same time improving the guests' perception of the value we offer. In addition to the great variety we have always offered with Ryan's Mega Bar (R) and bakery bar, guests can choose from all-you-can-eat grilled-to-order steaks, pork chops and chicken, cooked right in front of them, all of which are included in our reasonable buffet price. Other new items include a wok for preparation of various Chinese food items, an improved pizza oven at the display area and a rotisserie chicken machine display.

We continue to pursue new locations in Florida and the necessary financing to expand with new restaurants, highlighting the display format. We also plan to continue to update and upgrade our other restaurants to build our business at those locations. Some of these remodels may incorporate the display concept, depending on our continued review of the results of the previous display remodels.

Although we still face challenges moving into the new year, most indicators forecast an improved economy for 2002. We believe we are in a position with our new stores and remodels to take advantage of this and make significant improvement this year. In order to jump-start the efforts to build sales in 2002, we recently began our largest television advertising campaign to date in the Central and West Florida areas. We are committed to developing and implementing new ideas to increase shareholder value.

The year 2001 was a difficult period for our Company, our state and our nation. We look forward to much better times in 2002 and beyond as everyone works together to rebuild our confidence and restore prosperity. Our team members are committed to making our restaurants successful in Florida, and we will work diligently to achieve this objective. Thank you for your continued support.

Sincerely,

Office of the President

Edward B. Alexander

Kevin R. Pickett

Jay Conzen


                             [RYAN STEAK HOUSE LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.




                           Five Year Financial Summary


------------------------------------------------------------------------------------------------------------------------------------
                                                                        2001       2000 (1)      1999           1998         1997
------------------------------------------------------------------------------------------------------------------------------------
Selected Income Statement Data:                                                (in thousands, except per share data)
Revenues:
  Sales                                                           $    42,054   $   39,960    $   38,905    $    38,412   $  36,978
  Vending income                                                          210          232           198            194         202
                                                                   -----------   ----------    ----------    -----------   ---------
                                                                       42,264       40,192        39,103         38,606      37,180
Cost and expenses:
  Food and beverage                                                    15,938       15,469        15,161         15,015      14,642
  Payroll and benefits                                                 12,582       11,306        11,416         10,878      10,516
  Depreciation and amortization                                         2,149        2,061         1,966          1,879       1,671
  Other operating expenses                                              6,484        5,999         6,064          6,183       6,150
  General and administrative expenses                                   2,810        2,663         2,703          2,472       2,681
  Change in control payments                                               --           --           908             --          --
  Franchise fees                                                        1,260        1,198         1,165          1,151       1,108
  Asset valuation charge                                                   --          190            --            209         550
  Loss on store closings and disposition of equipment                     214          149           140            193         146
                                                                   -----------   ----------    ----------    -----------   ---------
                                                                       41,437       39,035        39,523         37,980      37,464
                                                                   -----------   ----------    ----------    -----------   ---------
Earnings (loss) from operations                                           827        1,157          (420)           626        (284)
Gain (loss) on sale of property                                            --           62           (18)            --          --
Investment (loss) income                                                 (487)         487            28             --          --
Interest and other income                                                 100          157           149            216         236
Interest expense                                                       (1,726)      (1,910)       (1,721)        (1,619)     (1,577)
                                                                   -----------   ----------    ----------    -----------   ---------

Loss before income taxes                                               (1,286)         (47)       (1,982)          (777)     (1,625)
Income taxes                                                               --           --            --             68         201
                                                                   -----------   ----------    ----------    -----------   ---------
Net loss                                                          $    (1,286)  $      (47)   $   (1,982)   $      (709)  $  (1,424)
                                                                   ===========   ==========    ==========    ===========   =========

Basic loss per share (2)                                          $     (0.49)  $    (0.02)   $    (0.82)   $     (0.30)  $   (0.65)
                                                                   -----------   ----------    ----------    -----------   ---------
Diluted loss earnings per share (2)                               $     (0.49)  $    (0.02)   $    (0.82)   $     (0.30)  $   (0.65)
                                                                   ===========   ==========    ==========    ===========   =========
Selected Balance Sheet Data:
Land and net property and equipment                               $    29,582   $   26,356    $   25,261    $    26,138   $  26,300
Total assets                                                           34,261       31,627        30,759         32,092      30,333
Long-term debt                                                         19,903       17,869        17,336         16,574      14,403
Current portion of long-term debt                                         663          566           381            371         279
Shareholders' equity                                                    7,843        7,770         8,335         10,275      10,644

Selected Operating Data :
Current ratio                                                             0.2          0.4           0.4            0.8         0.6
Working capital (deficit)                                         $    (4,528)  $   (2,781)   $   (2,491)   $      (744)  $  (1,795)
Cash provided by operating activities                                   1,293        1,937           130          1,525         626
Property and equipment additions                                        5,716        3,648         3,855          2,786       2,304

----------------------

(1)  Fifty-three week period.
(2) Per share amounts have been retroactively adjusted to reflect a 1-for-5 reverse stock split effected in March 1998.




                             [RYAN STEAK HOUSE LOGO]

Family Steak Houses of Florida, Inc.


                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

Shown for the years indicated are (i) items in the statements of operations as a percent of total sales, (ii) operating expense items in the statements of operations as a percent of sales and (iii) the number of restaurants open at the end of each year.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Percentage
                                                                                                           Change Versus
                                                                                                            Prior Year
                                                                                                  ------------------------------
                                                                                                  2001                      2000
                                                                                                   vs                        vs
                              2001                  2000                1999                      2000                      1999
------------------------------------------------------------------------------------------------------------------------------------

Sales                     $42,053,500           $39,959,600          $38,904,800                   5.2 %                     2.7 %
                          ===========           ===========          ===========                   ===                       ===
------------------------------------------------------------------------------------------------------------------------------------



                                                                                                                Net Change
                                                                                                               In Percentage
                                                                            Percent of Sales                -------------------
                                                               ----------------------------------------     2001          2000
                                                                                                             vs
                                                                  2001            2000         1999         2000          1999
-------------------------------------------------------------------------------------------------------------------------------
Vending revenue                                                      0.5 %          0.6 %       0.5 %         (0.1) %      0.1  %
                                                               ---------         -------    -------         ------     -------

Costs and expenses:
      Operating expenses                                            88.3 %         87.2 %      89.0 %          1.1        (1.8)
      General and administrative expenses                            6.7            6.7         6.9             --        (0.2)
      Change in control payments                                      --             --         2.3             --        (2.3)
      Franchise fees                                                 3.0            3.0         3.0             --          --
      Asset valuation charge                                          --            0.5          --           (0.5)        0.5
      Loss on store closings and disposition of equipment            0.5            0.4         0.4            0.1          --
                                                               ---------       --------     -------         ------     -------
                                                                    98.5           97.8       101.6            0.7        (3.8)
                                                               ---------       --------     -------         ------     -------

      Earnings (loss) from operations                                2.0            2.9        (1.1)          (0.9)        4.0

Investment (loss) income                                            (1.2)           1.2         0.1           (2.4)        1.1
Interest and other income                                            0.2            0.4         0.4           (0.2)         --
Gain (loss) on sale of property                                       --            0.2        (0.1)          (0.2)        0.3
Interest expense                                                    (4.1)          (4.8)       (4.4)           0.7        (0.4)
                                                               ---------       --------     -------         ------     -------

Loss before income taxes                                            (3.1)          (0.1)       (5.1)          (3.0)        5.0
Income tax benefit                                                    --             --          --             --          --
                                                               ---------       --------     -------         ------     -------

      Net loss                                                      (3.1)%         (0.1) %     (5.1)%         (3.0)%       5.0  %
                                                               =========       ========     =======         ======     =======


Operating expenses:
      Food and beverage                                             37.9 %         38.7 %      39.0 %         (0.8)%      (0.3) %
      Payroll and benefits                                          29.9           28.3        29.3            1.6        (1.0)
      Depreciation and amortization                                  5.1            5.2         5.1           (0.1)        0.1
      Other operating expenses                                      15.4           15.0        15.6            0.4        (0.6)
                                                               ---------       --------     -------         ------     -------
                                                                    88.3 %         87.2 %      89.0 %          1.1 %      (1.8) %
                                                               =========       ========     =======         ======     =======

Restaurants open at end of year                                       23             23          23
                                                               =========       ========     =======





                             [RYAN STEAK HOUSE LOGO]

RESULTS OF OPERATIONS

2001 Compared to 2000

Total sales increased by 5.2%, to $42,053,500 in 2001 from  $39,959,600 in 2000.
Incremental sales from restaurants opened in 2001 and 2000 amounted to $4,869,500. In addition, in accordance with the Company's accounting policies, the 2001 period consisted of 52 weeks compared to the 53-week period in 2000. Sales during the additional week in 2000 amounted to approximately $794,000. These increases were offset by the decrease in same-store sales of 2.0% discussed below and by the closure of one restaurant in March 2001 and one in December 2001.

Same-store sales (average unit sales in restaurants that have been open for at least 18 months and operating during comparable weeks during the current and prior year) for 2001 decreased 2.0% from the same period in 2000, compared to an increase of 3.5% from 2000 as compared to 1999. The decrease in same-store sales was primarily due to significant sales declines at three restaurants which faced new competition in their markets in 2001. One of these restaurants was closed in December 2001. Same store sales were also negatively impacted by weak economic conditions and the events of September 11.

Management is seeking to continue to improve sales trends by focusing on improved restaurant operations, devising competitive strategies to offset the effects of new competition, increased television advertising and making capital improvements to certain restaurants. In 2001, the Company added display cooking areas to three of its restaurants, and experienced improved sales trends at these locations. Management intends to continue to evaluate the results of these restaurants to determine whether to make similar additions to restaurants in 2002. The Company tested television advertising in 2001, and experienced some sales improvements. Management plans to implement additional television advertising in the first quarter of 2002, and if successful, revise the Company's marketing strategy to place more focus on television advertising in 2002.

The operating expenses of the Company's restaurants include food and beverage, payroll and benefits, depreciation and amortization, and other operating expenses, which include repairs, maintenance, utilities, supplies, advertising, insurance, property taxes, rents and licenses. In total, food and beverage, payroll and benefits, depreciation and amortization and other operating expenses as a percentage of sales increased to 88.3% in 2001 from 87.2% in 2000.

Food and beverage costs as a percentage of sales decreased to 37.9% in 2001 from 38.7% in 2000, primarily due to sales price increases implemented in 2000 and 2001. Payroll and benefits as a percentage of sales increased to 29.9% in 2001 from 28.3% in 2000, primarily due to increases in hourly payroll costs and group health insurance costs. Other operating expenses as a percentage of sales increased to 15.4% in 2001 from 15.0% in 2000, primarily due to increased utilities costs.

Depreciation and amortization decreased as a percentage of sales to 5.1% in 2001 from 5.2% in 2000. General and administrative expenses as a percentage of sales were 6.7% in 2001 and 2000.

The Company recognized an asset valuation charge of $189,700 in 2000 in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The charge was based upon a financial review of all Company-owned restaurants and applied to one restaurant, for which the Company's lease agreement was unexpectedly terminated effective March 2001. No such charges were considered necessary in 2001.

                             [RYAN STEAK HOUSE LOGO]

The results for 2001 included net realized losses of $486,700 from the sale of marketable securities, compared to net realized gains of $487,100 in 2000. During 2000 and 2001, the Company maintained an online brokerage account for investing excess cash. As of the end of 2001, most of the excess cash has been invested in the Company's operating business. Accordingly, management does not expect to experience significant levels of realized losses or gains from the sale of marketable securities during 2002.

Interest expense decreased to $1,726,100 in 2001 from $1,910,300 during 2000, due to lower interest rates. The Company capitalized interest costs of approximately $53,400 in 2001 and $56,800 in 2000.

The effective income tax rate for the years ended January 2, 2002 and January 3, 2001 was 0.0%. An increase in the valuation allowance in deferred tax assets for 2001 and 2000 resulted in the lower than statutory effective rates for those years.

Net loss for 2001 was $1,285,800, compared to $46,700 in 2000. Loss per share was $.49 for 2001, compared to $.02 in 2000.












                             [RYAN STEAK HOUSE LOGO]

RESULTS OF OPERATIONS

2000 Compared to 1999

For the year ended January 3, 2001, total sales increased by 2.7% to $39,959,600 from $38,904,800 in 1999.

Incremental sales from restaurants opened in 2000 and 1999 amounted to $1,341,500. In addition, in accordance with the Company's accounting policies, the 2000 period consisted of 53 weeks compared to the 52-week period in 1999, resulting in additional sales of approximately $794,000. Same-store sales also increased by 3.5%. These increases were offset by a reduction in sales from restaurants closed in 1999 and 2000.

Same-store sales for 2000 increased 3.5% from the same period in 1999, compared to an increase of .2% from 1999 as compared to 1998. The increase in same-store sales was primarily due to menu price increases implemented at all restaurants in 1999 and 2000.

In total, food and beverage, payroll and benefits, depreciation and amortization and other operating expenses as a percentage of sales decreased to 87.2% in 2000 from 89.0% in 1999.

Food and beverage costs as a percentage of sales decreased to 38.7% in 2000 from 39.0% in 1999, primarily due to sales price increases implemented in 1999 and 2000, offset by higher beef costs. Payroll and benefits as a percentage of sales decreased to 28.3% in 2000 from 29.3% in 1999, primarily due to efficiencies gained from higher same-store sales and to lower workers' compensation insurance costs in 2000. Other operating expenses as a percentage of sales decreased to 15.0% in 2000 from 15.6% in 1999, primarily due to lower store opening costs and lower property insurance costs.

Depreciation and amortization increased as a percentage of sales to 5.2% in 2000 from 5.1% in 1999, as a result of additions to property and equipment during 2000. General and administrative expenses as a percentage of sales decreased to 6.7% in 2000 from 6.9% in 1999, primarily due to costs incurred in 1999 associated with the proxy contest related to the Company's 1999 Annual Meeting of Shareholders.

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





                             [RYAN STEAK HOUSE LOGO]

Interest expense increased to $1,910,300 in 2000 from $1,720,700 during 1999, due primarily to higher interest rates and additional borrowing under the Company's credit facility in 2000. The Company capitalized interest costs of approximately $56,800 in 2000 and $52,800 in 1999, respectively.

The effective income tax rate for the years ended January 3, 2001 and December 29, 1999 was 0.0%. An increase in the valuation allowance in deferred tax assets for 2000 and 1999 resulted in the lower than statutory effective rates for those years.

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

At January 2, 2002, the Company had a working capital deficit of $4,527,600 compared to a working capital deficit of $2,780,600 at January 3, 2001. The increase in the working capital deficit in 2001 was primarily due to the decrease in cash and investments used to fund the construction of new restaurants and the increase in accounts payable at the end of 2001 associated with the purchase of fixed assets for construction of a new restaurant.

Cash provided by operating activities decreased to $1,293,200 in 2001 from $1,936,800 in 2000, primarily due to the increase in the net loss compared to 2000. Cash provided by operating activities increased to $1,936,800 in 2000 from $129,800 in 1999, due to the decrease in the net loss compared to 1999.

The Company spent approximately $5,716,400 in 2001, $3,648,000 in 2000 and $3,855,000 in 1999 for land, new restaurant construction, restaurant remodeling and equipment. Capital expenditures for 2002, based on present costs and plans for capital improvements, are estimated to be $2.3 million. This amount is based on budgeted expenditures for building improvements and equipment for one new restaurant in 2002, remodels of several restaurants, and normal recurring equipment purchases and minor building improvements ("Capital Maintenance
Items"). The Company projects cash generated from operations may only be sufficient to cover the estimated Capital Maintenance Items. The Company's ability to open the new restaurant and complete the remodels will be contingent upon its ability to obtain additional financing. The Company currently does not have a commitment for such additional financing. The Company's ability to open new restaurants is also dependent upon its ability to locate suitable locations at acceptable prices, and upon certain other factors beyond its control, such as obtaining building permits from various government agencies.

The sufficiency of the Company's cash to fund operations and necessary Capital Maintenance Items will depend on, among other things, changes in same store sales results, the status of the Company's efforts to sell properties held for sale, the continuing favorable results from the new restaurants and other factors discussed in this Annual Report and other SEC filings.

On October 1, 2001, the Company completed a Rights Offering ("the Offering") for its shareholders of record as of August 10, 2001. The Company raised $838,100 net of offering costs from the Offering, and issued 827,583 shares of common stock to shareholders exercising rights. Glen F. Ceiley, the chairman of the Company's board of directors, Bisco Industries, Inc., a company for which Mr.

                             [RYAN STEAK HOUSE LOGO]

Ceiley is the sole shareholder and president and other affiliates of Mr. Ceiley purchased 822,280 shares in the Offering.

Beginning in December 1996, the Company entered into a series of loan agreements with FFCA Mortgage Corporation, which is now known as GE Capital Franchise Finance Corporation ("GE Capital"). As of January 2, 2002, the outstanding balance due under the Company's various loans with GE Capital was $20,565,900. The weighted average interest rate for the GE Capital loans is 7.47%. The Company used the proceeds of the GE Capital loans primarily to refinance its debt and to fund construction of new restaurants.

The Company used the proceeds of the GE Capital Loans to retire its Notes with Cerberus Partners, L.P. ("Cerberus") and its loans with the Daiwa Bank Limited and SouthTrust Bank of Alabama, N.A. In addition, the Company retired Warrants for 210,000 shares of the Company's common stock previously held by Cerberus. Cerberus continues to hold Warrants to purchase 140,000 shares of the Company's common stock at an exercise price of $2.00 per share.

Management estimates the cost of opening one new restaurant during 2002 will be $2,800,000. The Company's previous financing with GE Capital provided only $1,700,000. The Company currently has no financing commitment from GE Capital. Management plans to fund any new restaurant construction either by sales leaseback financing, developer-funded leases, or by attempting to get additional financing from GE Capital or other lenders.

In 2001 the Company paid franchise fees of 3% of gross sales. The franchise agreement provides that the franchise fee increases to 4% beginning January 3, 2002. Management projects that this will increase the Company's franchise fee expense by more than $400,000 per year beginning in 2002.

Recent Developments

Potential Delisting of Company's Stock from NASDAQ

The Company's common stock recently has frequently traded below NASDAQ's required minimum bid price of $1.00. Based on the Company's experience with NASDAQ, it is likely that the Company may be notified at some point that it is not meeting this requirement, in which case it would be allowed up to one year for the stock to reach the $1.00 bid price for ten consecutive trading days, or be delisted from the NASDAQ market. The Company has received such a notification on two prior occasions and avoided delisting. However, there can be no assurance that the requirement will be met if the Company receives such notification from NASDAQ again.


Loss of Franchise Territory Exclusivity

The Company's franchise agreement with Ryan's Properties, Inc. ("Ryan's") granted the Company the exclusive right to open Ryan's restaurants in North and Central Florida. In order to maintain this exclusivity, the Company was required to have a total of 25 Ryan's restaurants operating on December 31, 2001. At December 31, 2001, the Company was only operating 23 restaurants. On January 4, 2002, the Company was notified by Ryan's that it had exercised its option to terminate the exclusive nature of the Company's franchise rights within North and Central Florida.

The Company is in the process of evaluating its options with respect to the exclusivity and other Franchise Agreement issues, including possible legal action through binding arbitration proceedings seeking, among other things, the

                             [RYAN STEAK HOUSE LOGO]
recision  of  Ryan's   exercise  of  its  option  to  terminate   the  Company's
exclusivity. The Company's intention is to pursue a legal remedy if it is deemed to be in its shareholders' best interest to do so.

Subsequent to January 4, 2002, the Company was advised by Ryan's Chief Executive Officer that Ryan's current plans did not include building any restaurants in the Company's territories in 2002, and that it will probably build a few restaurants in North Florida in 2003. However, there are no assurances that Ryan's will not decide to adopt a more aggressive building program in the Company's territories. Management believes that if Ryan's builds restaurants in the Company's territories, it could limit the Company's potential to locate and develop suitable restaurant sites in the future.

IMPACT OF INFLATION

Costs of food, beverage, and labor are the expenses most affected by inflation in the Company's business. Although inflation in recent years has been low and accordingly has not had a significant impact on the Company, there can be no assurance that inflation will not increase and impact the Company in the future. A significant portion of the Company's employees are paid by the federally established statutory minimum wage. Although no minimum wage increases have been signed into law, various proposals are presently being considered in the United States Congress. News reports suggest that the Federal minimum wage may increase sometime in 2002. The Company is typically able to increase its menu prices to cover most of the payroll rate increases; however, there can be no assurance that menu price increases will be able to offset labor cost increases in the future. Such changes in the federal minimum wage would impact the Company's payroll and benefits costs. Annual sales price increases have consistently ranged from 1.0% to 3.0%.

The preceding discussion of liquidity and capital resources contains certain forward-looking statements. Forward-looking statements involve a number of risks and uncertainties, and in addition to the factors discussed herein, among the other factors that could cause actual results to differ materially are the following: failure of facts to conform to necessary management estimates and assumptions; the willingness of GE Capital or other lenders to extend financing commitments; repairs or similar expenditures required for existing restaurants due to weather or acts of God; the Company's ability to identify and secure suitable locations on acceptable terms and open new restaurants in a timely manner; the Company's success in selling restaurants listed for sale; the economic conditions in the new markets into which the Company expands; changes in customer dining patterns; competitive pressure from other national and regional restaurant chains and other food vendors; business conditions, such as inflation or a recession, and growth in the restaurant industry and general economy; and other risks identified from time to time in the Company's SEC reports, registration statements and public announcements. However, this list is not a complete statement of all potential risks or uncertainties. These forward-looking statements are made as of the date hereof based on management's current expectations, and the Company does not undertake any obligation to update such statements, whether as a result of new information, future events or otherwise.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

The Company is exposed to market risk from changes in interest rates. For its cash and cash equivalents, investments and mortgages receivables, a change in interest rates affects the amount of interest income than can be earned. For its debt instruments, a change in interest rates affects the amount of interest expense incurred.



                             [RYAN STEAK HOUSE LOGO]

The  following  table  provides   information  about  the  Company's   financial
instruments that are sensitive to changes in interest rates.

------------------------------------------------------------------------------------------------------------------------------------
                                2002         2003        2004         2005          2006          Thereafter            Total
------------------------------------------------------------------------------------------------------------------------------------
Assets
Certificates  of deposit at
fixed interest rates             $10,000                                                                              $10,000
Weighted  average  interest
rate                                4.8%
Mortgages   receivable   at
fixed interest rate              $13,400    $342,000                                                                 $355,400
Weighted  average  interest
rate                               10.0%       10.0%

Liabilities
Notes  payable at  variable
interest rate                   $663,400    $724,100     $777,400     $843,700      $911,000     $16,646,300      $20,565,900
Weighted  average  interest
rate                                7.5%        7.5%         7.5%         7.5%          7.5%            7.5%
Long-term  capital lease at
fixed interest rate              $17,700     $19,700      $22,000      $24,500       $32,500        $927,100       $1,043,500
Weighted  average  interest
rate                               10.7%       10.7%        10.7%        10.7%         10.7%           10.7%





                             [RYAN STEAK HOUSE LOGO]



Family Steak Houses of Florida, Inc.
--------------------------------------------------------------------------------
Consolidated Statements of Operations
--------------------------------------------------------------------------------
                                                                                      For The Years Ended
                                                          --------------------------------------------------------------------------
                                                             January 2,                    January 3,                December 29,
                                                               2002                           2001                        1999
------------------------------------------------------------------------------------------------------------------------------------
Revenues:
  Sales                                                      $ 42,053,500                   $ 39,959,600             $ 38,904,800
  Vending revenue                                                 210,500                        232,200                  198,400
                                                          ---------------                ---------------          ---------------
         Total revenues                                        42,264,000                     40,191,800               39,103,200
                                                          ---------------                ---------------          ---------------
Costs and expenses:
  Food and beverage                                            15,938,200                     15,468,900               15,161,100
  Payroll and benefits                                         12,582,000                     11,306,000               11,416,100
  Depreciation and amortization                                 2,148,400                      2,061,600                1,966,200
  Other operating expenses                                      6,483,400                      5,999,300                6,064,100
  General and administrative expenses                           2,810,300                      2,663,000                2,702,600
  Change in control payments                                           --                             --                  907,500
  Franchise fees                                                1,260,300                      1,197,600                1,165,300
  Asset valuation charge                                               --                        189,700                       --
  Loss on store closings and disposition of equipment             214,300                        148,800                  140,200
                                                          ---------------                ---------------          ---------------
        Total costs and expenses                               41,436,900                     39,034,900               39,523,100
                                                          ---------------                ---------------          ---------------

                 Earnings (loss) from operations                  827,100                      1,156,900                 (419,900)

Investment (loss) income                                         (486,700)                       487,100                   27,500
Interest and other income                                          99,900                        157,300                  149,300
Gain (loss) on sale of property                                        --                         62,300                  (18,400
Interest expense                                               (1,726,100                     (1,910,300               (1,720,700)
                                                          ---------------                ---------------          ---------------

                 Loss before income taxes                      (1,285,800)                       (46,700)              (1,982,200)
                 Income tax benefit                                    --                             --                       --
                                                          ---------------                ---------------          ---------------

                 Net loss                                    $ (1,285,800)                  $    (46,700)            $ (1,982,200)
                                                          ===============                ===============          ===============

Basic loss per share                                         $      (0.49)                  $      (0.02)            $      (0.82)
                                                          ===============                ===============          ===============

Diluted loss per share                                       $      (0.49)                  $      (0.02)            $      (0.82)
                                                          ===============                ===============          ===============



          See accompanying notes to consolidated financial statements.


                             [RYAN STEAK HOUSE LOGO]

Family Steak Houses of Florida, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          January 2,                January 3,
                                                                                             2002                      2001
------------------------------------------------------------------------------------------------------------------------------------

                                     ASSETS
                                     ------
Current assets:
      Cash and cash equivalents                                                        $    183,100              $    631,500
      Investments                                                                             2,100                   815,200
      Receivables                                                                           159,800                    93,000
      Current portion of mortgages receivable                                                13,400                   172,000
      Inventories                                                                           319,800                   256,400
      Prepaid and other current assets                                                      284,400                   193,600
                                                                                       ------------              ------------

          Total current assets                                                              962,600                 2,161,700

Mortgages receivable                                                                        342,000                   355,400

Certificate of deposit                                                                       10,000                    10,800

Property and equipment:
      Land                                                                                9,317,000                 8,669,400
      Buildings and improvements                                                         24,661,700                22,128,300
      Equipment                                                                          12,543,200                12,046,200
                                                                                       ------------              ------------
                                                                                         46,521,900                42,843,900
      Accumulated depreciation                                                          (16,940,100)              (16,487,500)
                                                                                       ------------              ------------
                Net property and equipment                                               29,581,800                26,356,400


Property held for sale                                                                    2,523,700                 1,903,600

Other assets, principally deferred charges,
      net of accumulated amortization                                                       841,000                   839,100
                                                                                       ------------              ------------

                                                                                       $ 34,261,100              $ 31,627,000
                                                                                       ============              ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
      Accounts payable                                                                 $  1,571,300              $  1,370,900
      Accounts payable - construction                                                       715,500                   375,100
      Securities sold, not yet purchased                                                    159,500                         -
      Accrued liabilities                                                                 2,362,800                 2,461,600
      Investment margin debt                                                                      -                   165,100
      Current portion of long-term debt                                                     663,400                   565,900
      Current portion of obligation under capital lease                                      17,700                     3,700
                                                                                       ------------              ------------

          Total current liabilities                                                       5,490,200                 4,942,300

Long-term debt                                                                           19,902,500                17,869,400
Obligation under capital lease                                                            1,025,800                 1,045,600
                                                                                       ------------              ------------

          Total liabilities                                                              26,418,500                23,857,300



Shareholders' equity:
      Preferred stock of $.01 par;
          authorized 10,000,000 shares;
          none issued                                                                            --                        --
      Common stock of $.01 par;
          authorized 4,000,000 shares; outstanding 3,251,000
          and 2,416,200 shares                                                               32,500                    24,200
      Additional paid-in capital                                                          9,466,600                 8,631,400
      Retained earnings (accumulated deficit)                                            (1,657,800)                 (372,000)
      Accumulated other comprehensive income (loss)                                           1,300                  (513,900)
                                                                                       ------------              ------------

                   Total shareholders' equity                                             7,842,600                 7,769,700
                                                                                       ------------              ------------

                                                                                       $ 34,261,100              $ 31,627,000
                                                                                       ============              ============


          See accompanying notes to consolidated financial statements.

                             [RYAN STEAK HOUSE LOGO]


FAMILY STEAK HOUSES OF FLORIDA, INC.
------------------------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Shareholders' Equity

                                 For the Years Ended January 2, 2002, January 3, 2001 and December 29, 1999
------------------------------------------------------------------------------------------------------------------------------------
                                                                                             Retained
                                                    Common Stock        Additional    Earnings       Accumulated Other
                                                  --------------------   Paid-in    (Accumulated      Comprehensive
                                                  Shares        Amount   Capital      Deficit)        Income (loss)       Total
------------------------------------------------------------------------------------------------------------------------------------



Balance, December 30, 1998                       2,371,648    $23,700  $8,594,700    $1,656,900                       $10,275,300

Exercise of stock options                           37,383        400                                                         400

Directors' fees in the form of stock options                               30,000                                          30,000

Comprehensive loss:
 Net loss                                                                            (1,982,200)                       (1,982,200)

 Other comprehensive income:
  Unrealized gains on securities:
   Unrealized holding gains
    arising during the period                                                                          39,400              39,400

  Less: reclassification adjustment
   for gains included in net loss                                                                     (27,500)            (27,500)
                                                                                                                        -----------

Total comprehensive loss                                                                                               (1,970,300)
                                                 -----------   --------  ---------- -------------   ----------          -----------

Balance, December 29, 1999                       2,409,031     24,100   8,624,700      (325,300)       11,900           8,335,400

Exercise of stock options                            7,200        100                                                         100

Directors' fees in the form of stock options                                6,700                                           6,700

Comprehensive loss:
 Net loss                                                                               (46,700)                          (46,700)

 Other comprehensive income:
  Unrealized losses on securities:
   Net unrealized holding losses
    arising during the period                                                                         (38,700)            (38,700)

  Less: reclassification adjustment
   for net gains included in net loss                                                                (487,100)           (487,100)
                                                                                                                        -----------

Total comprehensive loss                                                                                                ($572,500)
                                                 ----------    --------  ----------   -----------   ----------          -----------

Balance, January 3, 2001                         2,416,231     24,200   8,631,400      (372,000)     (513,900)          7,769,700

Exercise of stock options                            7,200        100                                                         100

Directors' fees in the form of stock options                                5,300                                           5,300

Proceeds from rights offering                      827,583      8,200     829,900                                         838,100

Comprehensive loss:
 Net loss                                                                            (1,285,800)                       (1,285,800)

 Other comprehensive income:
  Unrealized losses on securities:
   Net unrealized holding losses
    arising during the period                                                                          28,500              28,500

  Less: reclassification adjustment
   for net losses included in net loss                                                                486,700             486,700
                                                                                                                        ------------

Total comprehensive loss                                                                                                 (770,600)
                                                                                                        ------          -----------

Balance, January 2, 2002                        3,251,014     $32,500  $9,466,600   ($1,657,800)       $1,300          $7,842,600
                                                ==========     =======  ==========   ===========       ======          ===========


          See accompanying notes to consolidated financial statements.


                             [RYAN STEAK HOUSE LOGO]


FAMILY STEAK HOUSES OF FLORIDA, INC.
------------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              For The Years Ended
                                                                              ----------------------------------------------------
                                                                              January 2,           January 3,         December 29,
                                                                                 2002                 2001                1999
------------------------------------------------------------------------------------------------------------------------------------
Operating activities:
   Net loss                                                                   $(1,285,800)         $   (46,700)         $(1,982,200)
   Adjustments to reconcile net loss to net cash
      provided by operating activities:
      Depreciation and amortization                                             2,146,400            2,061,600            1,966,200
      Asset valuation charge                                                            -              189,700                    -
      Directors' fees in the form of stock options                                  5,300                6,700               30,000
      Investment loss (gain)                                                      486,700             (487,100)             (27,500)
      Amortization of loan fees                                                    36,700               32,100               28,800
      Loss on disposition of equipment                                             93,900               84,100               93,200
      (Gain) loss on sale of property                                                   -              (62,300)              18,400
      Decrease (increase) in:
         Receivables                                                              (66,800)              32,000              (18,000)
         Income taxes receivable                                                        -                    -               60,200
         Inventories                                                              (63,400)              29,000               48,000
         Prepaids and other current assets                                       (104,800)              11,200               91,800
         Other assets                                                             (58,600)             (91,900)             (17,000)
      Increase (decrease) in:
         Accounts payable                                                         200,400               95,600             (105,700)
         Accrued liabilities                                                      (98,800)              98,000              (48,400)
         Deferred revenue                                                               -              (15,200)              (8,000)
                                                                                ---------            ---------              -------
Net cash provided by operating activities                                       1,293,200            1,936,800              129,800
                                                                                ---------            ---------              -------

Investing activities:
   Principal receipts on mortgages receivable                                     172,000              185,200               71,100
   Purchases of investments                                                      (332,800)          (3,272,300)          (1,129,500)
   Proceeds from sale of investments                                            1,198,900            3,010,700              565,800
   Proceeds from securities sold not yet purchased                                135,800                    -                    -
   Proceeds from maturities of investments                                              -                    -              644,000
   Proceeds from sale of restaurants                                                    -              687,100                    -
   Proceeds from sale of property held for sale                                     3,000              104,100            1,641,600
   Capital expenditures                                                        (5,716,400)          (3,647,500)          (3,855,200)
                                                                               ----------           ----------           ----------
Net cash used in investing activities:                                         (4,539,500)          (2,932,700)          (2,062,200)
                                                                                ---------            ---------              -------
Financing activities:
   Payments on long-term debt and obligation under
      capital lease                                                              (754,700)          (1,196,600)          (1,830,900)
   Proceeds from issuance of long-term debt                                     2,879,500            1,911,500            2,600,000
   Proceeds from rights offering, net                                             838,100                    -                    -
   Proceeds from investment margin debt                                          (165,100)             165,100                    -
   Proceeds from issuance of common stock                                             100                  100                  400
                                                                                ---------            ---------              -------
Net cash provided by financing activities                                       2,797,900              880,100              769,500
                                                                                ---------            ---------              -------
Net decrease in cash and cash equivalents                                        (448,400)            (115,800)          (1,162,900)
Cash and cash equivalents - beginning of year                                     631,500              747,300            1,910,200
                                                                                ---------            ---------              -------
Cash and cash equivalents - end of year                                       $   183,100          $   631,500          $   747,300
                                                                              ===========          ===========          ===========

Noncash investing and financing activities:
   Issuance of mortgage receivable on sale of property                        $         -          $   475,000          $         -
                                                                              ===========          ===========          ===========
   Net change in unrealized (loss) gain                                       $   515,200          $  (525,800)         $    11,900
                                                                              ===========          ===========          ===========
Supplemental disclosures of cash flow information:
      Cash paid during the year for interest                                  $ 1,814,000          $ 1,995,800          $ 1,736,000
                                                                              ===========          ===========          ===========
      Cash paid during the year for income taxes                              $         -          $                    $         -
                                                                              ===========          ===========          ===========


          See accompanying notes to consolidated financial statements.








                             [RYAN STEAK HOUSE LOGO]

FAMILY STEAK HOUSES OF FLORIDA, INC.

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

Fiscal Year

The fiscal year consists of a fifty-two or fifty-three week period ending on the Wednesday nearest to December 31. Fiscal years 2001 and 1999 consisted of fifty-two weeks, and fiscal year 2000 consisted of fifty-three weeks.

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

Investments Available for Sale

The Company classifies its existing marketable equity securities as available for sale in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities." These securities are carried at fair market value, with unrealized gains and losses reported in shareholders' equity as a component of other comprehensive income (loss). Gains or losses on securities sold are based on the specific identification method. Proceeds from sales of these investments were $1,198,900, $3,010,700 and $565,800 in 2001, 2000, and 1999, respectively. Gross gains of $74,000, $577,500 and $59,500 and gross losses of $537,000, $90,400 and
$32,000 were realized on these sales in 2001, 2000 and 1999 respectively.




                             [RYAN STEAK HOUSE LOGO]

Certificate of Deposit

Certificates of deposit are stated at cost.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of food items, ingredients and supplies.

Property and Equipment

Property and equipment are stated at cost. Maintenance, repairs and betterments which do not enhance the value of or increase the life of the assets are expensed as incurred. Depreciation is provided for financial reporting purposes principally on the straight-line method over the following estimated lives: buildings - 25 years, land improvements - 25 years and equipment - 3 to 8 years. Leasehold improvements are amortized over the life of the related lease, or the life of the asset, whichever is less.

Interest expense from the GE Capital loans is capitalized to the extent that such proceeds are used for the construction of new restaurants. Interest costs of approximately $53,400, $56,800 and $52,800 were capitalized in 2001, 2000, and 1999, respectively.

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purpose of the impairment review, assets are grouped on a restaurant-by-restaurant basis. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of each restaurant's assets to future net cash flows expected to be generated by such restaurant's assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Property Held for Sale

Property held for sale at January 2, 2002, consists of three restaurant properties and an outparcel stated at the lower of cost or estimated net realizable value.

Other Assets

Other assets consist principally of deferred charges, which are amortized on a straight-line basis. Deferred charges and related amortization periods are as follows: financing costs - term of the related loan, and initial franchise rights - 40 years. Accumulated amortization related to the financing costs was $144,400 and $107,700 as of January 2, 2002 and January 3, 2001, respectively. Accumulated amortization related to initial franchise rights was $181,300 and $176,300 as of January 2, 2002 and January 3, 2001, respectively.




                             [RYAN STEAK HOUSE LOGO]

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

Earnings Per Share

Basic earnings per share for fiscal years 2001, 2000 and 1999 were computed based on the weighted average number of common shares outstanding. Diluted earnings per share for those years have been computed based on the weighted average number of common shares outstanding, giving effect to all dilutive potential common shares that were outstanding during the respective year. Dilutive shares are represented by shares under option and stock warrants. Due to the Company's net losses in fiscal years 2001, 2000 and 1999, all potentially dilutive securities are antidilutive and have been excluded from the computation of diluted earnings per share.

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform to the 2000 presentation.

New Accounting Standards

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". In June 2000, the FASB issued SFAS 138, which amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation. The amendment included expanding the normal purchase and sale exemption for supply contracts, permitting the offsetting of certain intercompany foreign currency derivatives and thus reducing the number of third party derivatives, permitting hedge accounting for foreign-currency denominated assets and liabilities, and redefining interest rate risk to reduce sources of ineffectiveness. The Company adopted SFAS 133 and the corresponding amendments under SFAS 138 on January 4, 2001. SFAS 133, as amended by SFAS 138, did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In June 2001, the FASB issued SFAS 141, "Business Combinations," SFAS 142, "Goodwill and Other Intangible Assets," and SFAS 143, "Accounting for Asset Retirement Obligations." In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 141 requires companies to apply the purchase method of accounting for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interest method. SFAS 142 changes the method by which companies may recognize intangible assets in purchase business combinations and generally requires identifiable intangible assets to be recognized separately from goodwill. In addition, it eliminates the amortization of all existing and newly acquired goodwill on a prospective basis and requires companies to assess goodwill for impairment, at least annually, based on the fair value of the reporting unit associated with the goodwill. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company adopted SFAS 141 on July 1, 2001. The adoption



                             [RYAN STEAK HOUSE LOGO]
of SFAS 141 did not have a material effect on the Company's financial position, results of operations or cash flows. The Company will adopt SFAS 142 and SFAS 144 effective January 3, 2002, and SFAS 143 effective January 2, 2003. It does not appear the adoption of SFAS 142, SFAS 143 or SFAS 144 will have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 2.  CLOSED RESTAURANT COSTS

The Company closed a restaurant in Orange Park, Florida in December 2001, and has a total of three closed restaurants at January 2, 2002. The total book value of the three closed restaurants as of January 2, 2002 was $2,523,700, which is included in property held for sale. Costs incurred to close restaurants and continuing losses incurred to maintain the closed restaurants in 2001, 2000 and 1999 were $141,200, $64,800 and $47,000, respectively.

NOTE 3.  ASSET VALUATION CHARGE

In accordance with SFAS 121, the Company recognized asset valuation charges of $0, $189,700 and $0 in 2001, 2000, and 1999, respectively. These charges were based upon a financial review of all Company-owned restaurants and applied to one restaurant as to which the Company's lease was terminated effective March 2001. The charges were based on the unit's remaining net book value of leasehold improvements at the time of closing.

NOTE 4.  FRANCHISE AGREEMENT

The Company operates its Ryan's restaurants under a Franchise Agreement between the company and Ryan's Properties, Inc. ("Ryan's" or the "Franchisor") dated as of September 16, 1987, which Franchise Agreement amended and consolidated all previous franchise agreements (as amended, the "Franchise Agreement"). The Franchise Agreement extends through December 31, 2010 and provides for two additional ten-year renewal options. The renewal options are subject to certain conditions, including the condition that the Company has performed its obligations under the Franchise Agreement during its original term.

In October 1996, the Company amended the Franchise Agreement. The amended agreement requires the Company to pay a monthly royalty fee of 3.0% through December 2001, and 4.0% thereafter of the gross receipts of each Ryan's Family Steak House restaurant. Total royalty fee expenses were $1,260,300, $1,197,600 and $1,165,300 for fiscal years 2001, 2000, and 1999, respectively.

The Company's franchise agreement with Ryan's granted the Company the exclusive right to open Ryan's restaurants in North and Central Florida. In order to maintain this exclusivity, the Company was required to have a total of 25 Ryan's restaurants operating on December 31, 2001. At December 31, 2001, the Company was only operating 23 restaurants. On January 4, 2002, the Company was notified by Ryan's that it had exercised its option to terminate the exclusive nature of the Company's franchise rights within North and Central Florida.

The Company is in the process of evaluating its options with respect to the exclusivity and other Franchise Agreement issues, including possible legal action through binding arbitration proceedings seeking, among other things, the

                             [RYAN STEAK HOUSE LOGO]
recision of Ryan's exercise of its option to terminate the Company's exclusivity. The Company's intention is to pursue a legal remedy if it is deemed to be in its shareholders' best interest to do so. Management believes that if Ryan's builds restaurants in the Company's territories, it could limit the Company's potential to locate and develop suitable restaurant sites in the future.

The following schedule outlines the number of Ryan's restaurants required to be operated by the Company as of December 31 each year under the amended Franchise Agreement. Failure to maintain the required number of restaurants is a default under the agreement, and could result in the Company losing the right to operate under the Ryan's name.
--------------------------------------------------------------------------------
                                                        Number of
                                                  Restaurants Required to
End of Fiscal Year                                    be in Operation
--------------------------------------------------------------------------------
2001                                                       20
2002                                                       22
2003                                                       24
2004                                                       25
2005                                                       27


Note 5.  ACCRUED LIABILITIES

Accrued liabilities are summarized as follows:
--------------------------------------------------------------------------------
                                                   2001                  2000
--------------------------------------------------------------------------------
Property taxes                                   $506,900              $429,900
Payroll and payroll taxes                         715,300               636,900
Workers' compensation liability                   714,700               837,800
Other                                             425,900               557,000
                                               ----------              ---------
                                               $2,362,800            $2,461,600
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

The State of Florida Division of Workers' Compensation ("the Division") requires self-insured companies to pledge collateral in favor of the Division in an amount sufficient to cover the Company's projected outstanding liability. In compliance with this requirement, in July 2001 the Company provided a $1 million letter of credit to the Division with an expiration date of July 1, 2002. Based upon the Bank's evaluation of the Company's credit and to avoid collateratization requirements, the letter of credit was guaranteed on behalf of the Company by Bisco Industries, Inc. ("Bisco"). The Chairman of the Company's Board of Directors, Glen F. Ceiley, is the President of Bisco.




                             [RYAN STEAK HOUSE LOGO]

Note 6.  LONG-TERM DEBT

Long-term debt is summarized as follows:
------------------------------------------------------------------------------------------------------------------------------------
                                                                         2001                       2000
------------------------------------------------------------------------------------------------------------------------------------
     Collateralized  notes payable  to GE Capital Franchise
     Finance Corporation,  monthly  principal  and interest
     payments totaling $172,900 effective   December  2001,
     interest at thirty-day LIBOR rate +3.75% (with various
     minimum interest rates ranging from 6.7% - 8.5%)                $20,565,900               $18,435,300

Less current portion:                                                   (663,400)                 (565,900)
                                                                     -----------               -----------
                                                                     $19,902,500               $17,869,400
                                                                     ===========               ===========


Total maturities of long-term debt are as follows:

                   2002                                                 $663,400
                   2003                                                  724,100
                   2004                                                  777,400
                   2005                                                  843,700
                   2006                                                  911,000
                   Thereafter                                         16,646,300
                                                                     -----------
                                                                     $20,565,900
                                                                     ===========


Beginning in December 1996, the Company entered into a series of loan agreements with FFCA Mortgage Corporation, (now known as GE Capital Franchise Finance Corporation "GE Capital"). As of January 2, 2002, the outstanding balance due under the Company's various loans with GE Capital was $20,565,900. The weighted average interest rate for the GE Capital loans is 7.47% at January 2, 2002. The Company used the proceeds of the GE Capital loans primarily to refinance its debt and to fund construction of new restaurants.

The GE Capital loan agreements contain various restrictions on fixed charge coverage ratios, determined both on aggregate and individual restaurant levels. As of January 2, 2002, the Company was not in compliance with the debt covenant related to the individual restaurant fixed charge coverage ratio. The Company has obtained an agreement of forbearance from GE Capital that waives the individual restaurant fixed coverage ratio restriction at January 2, 2002. The Company is in compliance with all other debt covenants at January 2, 2002.

The Company used the proceeds of the GE Capital Loans to retire its Notes with Cerberus Partners, L.P. ("Cerberus") and its loans with the Daiwa Bank Limited and SouthTrust Bank of Alabama, N.A. In addition, the Company retired Warrants for 210,000 shares of the Company's common stock previously held by Cerberus. Cerberus continues to hold Warrants to purchase 140,000 shares of the Company's common stock at an exercise price of $2.00 per share.




                             [RYAN STEAK HOUSE LOGO]

NOTE 7.  INCOME TAXES

Income taxes for the years ended January 2, 2002, January 3, 2001 and December 29, 1999 differ from the amount computed by applying the federal statutory corporate rate to earnings before income taxes. The differences are reconciled as follows:


                                              2001        2000            1999
                                           ----------   ---------      ----------
Income tax benefit at statutory rate       $(437,200)   $(16,200)      $(693,900)
Increase (decrease) in taxes due to:
     Effect of graduated tax rates                 -         500          19,800
     State tax net of Federal
benefit                                      (46,600)     (1,700)        (72,000)
     Change in deferred tax
asset valuation allowance                    476,200      16,500         732,400
     Expiration of capital loss
carryforward                                       -           -          14,100
     Other                                     7,600         900            (400)
                                           ----------   ---------      ----------
Income tax benefit                         $       -    $      -       $       -
                                           ==========   =========      ==========




The components of deferred taxes at January 2, 2002 and January 3, 2001 are summarized below:

                                                          January 2, 2002     January 3, 2001
                                                          ---------------     ---------------
Deferred tax assets:
     Net operating loss                                    $ 1,371,200          $  855,400
     Federal and state tax credits                             589,400             589,400
     Accruals not currently deductible                         272,600             317,200
     Excess tax over book basis:
         Asset valuation reserve                               207,000             278,300
         Property held for sale                                      -              22,400
     Unrealized loss on investments                                  -             193,400
     Unearned revenue, previously taxed                              -               6,000
                                                           ------------         -----------
                                                             2,440,200           2,262,100
     Valuation allowance                                    (1,968,600)         (1,686,300)
                                                           ------------         -----------
     Total deferred tax assets                                 471,600             575,800
                                                           ------------         -----------
Deferred tax liabilities:
     Excess of tax over book depreciation   and
amortization                                                   444,800             575,800
     Excess of book over tax basis:
         Property held for sale                                 26,300                   -
     Unrealized gain on investments                                500                   -
Total deferred tax liabilities                                 471,600             575,800
                                                           ------------         -----------
Net deferred taxes                                         $         -          $        -
                                                           ============         ===========



                             [RYAN STEAK HOUSE LOGO]

At January 2, 2002, the Company's federal and state tax credit was comprised of $62,200 in general business credits which expire in 2013 and alternative minimum tax credits of $562,400 which have no expiration date. Additionally, at January 2, 2002, the Company has Federal net operating losses of $3,025,200, which begin expiring in 2018 and State net operating losses of $4,880,700 which begin expiring in 2012.


NOTE 8.  COMMON SHAREHOLDERS' EQUITY

Earnings per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for net loss and net loss available to common shareholders:

------------------------------------------------------------------------------------------------------------------------------------
                                       2001                                2000                                 1999
                        ----------------------------------   --------------------------------    ----------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                         Net Loss        Shares      Per       Net Loss     Shares      Per       Net Loss       Shares      Per
                        (Numerator)  (Denominator)   Share   (Numerator) (Denominator)  Share    (Numerator)  (Denominator)   Share
Basic EPS:
Net loss  available to
common shareholders     $(1,285,800)   2,631,700     $(0.49)  $(46,700)    2,414,500    $(0.02)  $(1,982,200)   2,403,400    $(0.82)
                                                     =======                            ========                             =======

Effect of Dilutive
    Securities:
    Stock Options
    Warrants

Diluted EPS:
Net loss available to
common shareholders
plus assumed
conversions             $(1,285,800)   2,631,700     $(0.49)  $(46,700)    2,414,500    $(0.02)  $(1,982,200)   2,403,400    $(0.82)
                                                     =======                            ========                             =======

For the years ended January 2, 2002, January 3, 2001 and December 29, 1999, stock options totaling 1,200 shares, 6,200 shares and 5,800 shares, respectively, were excluded from the computation of diluted earnings per share due to their antidilutive effect.

The Company has a stock option plan for non-employee directors pursuant to which up to an aggregate of 180,000 shares of the common stock are authorized to be granted. All options expire five years after the date of grant or one year after completion of the term as a director. The Company granted options to purchase 7,200 shares of common stock under this plan for the year ended January 2, 2002.

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

                             [RYAN STEAK HOUSE LOGO]

If compensation cost for stock option grants had been determined based on the fair value at the grant dates for 2001, 2000 and 1999 consistent with the method prescribed by SFAS 123, the Company's net loss and loss per share would have been adjusted to the pro forma amounts indicated below:

--------------------------------------------------------------------------------------------------------------------------
                                                         2001                  2000                 1999
--------------------------------------------------------------------------------------------------------------------------

Net loss                As reported                 $ (1,285,800)          $   (46,700)        $ (1,982,200)
                        Pro forma                     (1,300,600)              (59,400)          (2,055,200)
Diluted loss            As reported                 $       (.49)          $      (.02)        $       (.82)
Per share               Pro forma                           (.49)                 (.02)                (.85)

Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weight-average assumptions used for grants in 2000 and 1999 respectively: dividend yield 0 percent each year, expected volatility of 76 percent each year, risk-free interest rates of 5.1 and 6.4 percent, and expected lives of 10 years for each year. No employee stock options were granted in 2001.

The following table summarizes the changes in the total number of stock option shares outstanding during the three years ended January 2, 2002.


--------------------------------------------------------------------------------------------------------------------------
                                                 2001                        2000                        1999
                                      --------------------------- --------------------------- ----------------------------

                                                Weighted Average               Weighted Average           Weighted Average
                                      Options    Exercise Price       Options   Exercise Price    Options  Exercise Price
--------------------------------------------------------------------------------------------------------------------------
Options  outstanding at beginning of   241,940       $ 2.15         229,440       $2.25         190,940       $2.66
year
Options granted                          7,200          .01          29,100         .80         102,883        1.08
Options exercised                       (7,200)         .01          (7,200)        .01         (37,383)        .01
Options forfeited                      (58,100)        2.27          (9,400)       2.09         (27,000)       3.55
                                      ---------                   ----------                  ----------
Options outstanding at end of year     183,840         2.11         241,940        2.15         229,440        2.25
                                      =========                   ==========                  ==========
Options exercisable at end of year     151,640         2.28         191,615        2.37         188,940        2.41
                                      =========                   ==========                  ==========
Weighted   average   fair  value  of  $      -                      $19,100                     $72,800
options granted during the year
Common  shares  reserved  for future    87,389                       47,989                      68,289
grants at end of year
--------------------------------------------------------------------------------------------------------------------------



                             [RYAN STEAK HOUSE LOGO]

The following table summarizes information about fixed stock options outstanding at January 2, 2002:

-----------------------------------------------------------------------------------------
Year Granted   Exercise           Options             Options           Weighted Average
                 Price          Outstanding         Exercisable          Remaining Life
                                                                           (in years)
-----------------------------------------------------------------------------------------
    1992           $5.63                  2,800               2,800             0.1
    1993            3.13                  4,600               4,600             1.3
    1994            1.25                 11,500              11,500             3.0
    1995            3.75                 21,540              21,540             3.7
    1995            2.00                  7,500               7,500             3.7
    1996            2.81                 14,800              14,800             5.0
    1997            3.28                 18,000              18,000             6.0
    1998            1.00                 23,400              23,400             6.9
    1999            2.00                 25,000              25,000             7.8
    1999            1.50                 35,300              17,650             7.9
    2000            1.06                 19,400               4,850             9.0
                                ----------------    ----------------
                                        183,840             151,640
                                ================    ================

Remaining non-exercisable options as of January 2, 2002 become exercisable as follows:

                           2002             13,675
                           2003             13,675
                           2004              4,850
                                             -----
                                            32,200
                                            ======

Cerberus Partners, L.P., holds detachable warrants to purchase 140,000 shares of the Company's common stock at $2.00 per share at any time prior to October 1, 2003.

The Company's Board of Directors is authorized to set the various rights and preferences for the Company's Preferred Stock, including voting, conversion, dividend and liquidation rights and preferences, at the time shares of Preferred Stock are issued. As of January 2, 2002, there were no shares of Preferred Stock issued.

On October 1, 2001, the Company completed a Rights Offering ("the Offering") for its shareholders of record as of August 10, 2001. The Company raised $838,100 net of offering costs from the Offering, and issued 827,583 shares of common stock to shareholders exercising rights.

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

                             [RYAN STEAK HOUSE LOGO]

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

The profit sharing plan includes a 40l(k) feature by which employees can contribute, by payroll deduction only, l% to l5% of their annual compensation not to exceed $10,500 in 2001.

The plan provides for a Company matching contribution of $.25 per dollar of the first 6% of employee contributions. The Company's matching contribution was $45,000 in 2001, $36,000 in 2000 and $37,100 in 1999. Through 2001, employees vested in Company contributions based on the following schedule:
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
                     7                               l00%

NOTE 10.  COMMITMENTS AND CONTINGENCIES

Lease Obligations

At January 2, 2002, the Company is committed under the terms and conditions of real and personal property operating leases for minimum rentals aggregating $2,976,300 plus insurance, common area expenses and taxes. The Company has various renewal options on these leases covering periods of five to twenty years.

In September 1996, the Company entered into a twenty-year lease agreement with two five-year renewal options for a restaurant building. The total net book value of the assets covered by the lease amount to $881,700 at January 2, 2002. Interest is computed at an annual rate of 10.65%.

                             [RYAN STEAK HOUSE LOGO]

Future  minimum  lease  obligations  under  noncancelable   capital  leases  and
operating leases consist of the following as of January 2, 2002:

--------------------------------------------------------------------------------
                                                Capital              Operating
                                                Leases                Leases
--------------------------------------------------------------------------------
2002                                          $  129,200            $  394,000
2003                                             129,200               347,000
2004                                             129,200               340,500
2005                                             129,200               325,500
2006                                             134,400               324,900
Future years                                   1,486,300             1,244,400
                                           --------------      ---------------
Total minimum lease payments                   2,137,500            $2,976,300
                                                               ===============

Amount representing interest                  (1,094,000)
                                           --------------
Present value of net minimum payments          1,043,500
Current portion                                  (17,700)

                                           --------------
Long-term capital lease obligations           $1,025,800
                                           ==============

Rental expense for operating leases for the years ended January 2, 2002, January 3, 2001 and December 29, 1999 was $550,500, $594,700 and $531,400 respectively.

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

Investments Available for Sale - The Company's investments available for sale consist of marketable securities which are valued at the quoted market price.

Certificates of Deposit - The Company believes that the carrying amount is a reasonable estimate of the fair value of the certificates of deposit.



                             [RYAN STEAK HOUSE LOGO]

Mortgages Receivable - The fair value of mortgages receivable is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The Company believes the carrying amount is a reasonable estimate of fair value.

Debt - Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt instruments. The Company believes the carrying amount is a reasonable estimate of such fair value.

NOTE 12.  COMPANY LIQUIDITY

The sufficiency of the Company's cash to fund operations and necessary capital maintenance items will depend on, among other things, changes in same store sales results, the status of the Company's efforts to sell properties held for sale and the continuing favorable results from the new restaurants.






                             [RYAN STEAK HOUSE LOGO]

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Family Steak Houses of Florida, Inc.

We have audited the accompanying consolidated balance sheets of Family Steak Houses of Florida, Inc. and subsidiary as of January 2, 2002 and January 3, 2001 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended January 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Family Steak Houses of Florida, Inc. and subsidiary as of January 2, 2002 and January 3, 2001, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 2002 in conformity with accounting principles generally accepted in the United States of America.


Deloitte & Touche LLP
Certified Public Accountants
Jacksonville, Florida
February 15, 2002







                             [RYAN STEAK HOUSE LOGO]

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



















                             [RYAN STEAK HOUSE LOGO]


Family Steak Houses of Florida, Inc.
Corporate Listing                           Independent Certified Public Accountants

Corporate Officers and Directors            Deloitte & Touche LLP
Edward B. Alexander                         Suite 2801, Independent Square
Executive Vice President                    One Independent Drive
                                            Jacksonville, FL  32202-5034

Steve Catanzaro                             General Counsel
Director
CFO, Bisco Industries, Inc.
                                            McGuire Woods
                                            3300 Barnett Center
Glen F. Ceiley                              50 North Laura Street
Chairman of the Board                       P.O. Box 4099
President & CEO, Bisco Industries, Inc.     Jacksonville, FL 32201


Jay Conzen
Director
Principal, Jay Conzen Investments           Transfer Agent / Rights Agent

William Means                               Mellon Shareholder Services
Director                                    Four Station Square
Vice President of Corporate Development     Third Floor
Bisco Industries, Inc.                      Pittsburg, PA  15219-1173


Kevin R. Pickett
Vice President                              Executive Office

                                            Family Steak Houses of Florida, Inc.
                                            2113 Florida Boulevard
Annual Meeting                              Neptune Beach, FL 32266

The annual meeting will be held at:
    Sea Turtle Inn
    One Ocean Boulevard                     Form 10-K
    Atlantic Beach, FL  32233
    June 6, 2002 at 10:00 AM                A  copy  of  the  Company's   Annual
                                            Report on Form 10-K for fiscal 2001,
                                            as  filed  with  the  Securities and
                                            Exchange Commission, may be obtained
                                            by writing to:
                                            Corporate Secretary
                                            Family Steak Houses of Florida, Inc.
                                            2113 Florida Boulevard
                                            Neptune Beach, FL  32266




                             [RYAN STEAK HOUSE LOGO]

Common Stock Data

The Company's common stock is traded on the NASDAQ SmallCap Market System under the trading symbol "RYFL". As of February 13, 2002, there were 2,254 shareholders of record, not including individuals holding shares in street names. The closing sale price for the Company's stock on February 13, 2002 was $1.00.

The Company has never paid cash dividends on its common stock and does not expect to pay any dividends in the next few years. Management of the Company presently intends to retain all available funds for expansion of the business.

The quarterly high and low closing prices of the Company's common stock are as shown below:

Market Price of Common Stock

--------------------------------------------------------------------------------------------------------------------------
                                         2001                                            2000
      Quarter                High                    Low                     High                     Low
--------------------------------------------------------------------------------------------------------------------------

First                       $1.19                   $.75                    $1.56                    $0.91
Second                       1.40                    .75                     1.50                     1.00
Third                        1.43                    .85                     1.47                     1.22
Fourth                       1.08                    .83                     1.25                      .75



















                             [RYAN STEAK HOUSE LOGO]

                            [RYAN STEAK HOUSE LOGO]




                                  {FLORIDA MAP}







RYAN'S LOCATIONS


H Headquarters
o Apopka (1)
o Brooksville (1)
o Daytona Beach (1)
o Deland (1)
o Gainesville (1)
o Jacksonville (2)
o Lake City (1)
o Lakeland (2)
o Leesburg (1)
o Melbourne (1)
o Neptune Beach (1)
o New Port Richey (1)
o Ocala (1)
o Orlando (1)
o St. Cloud (1)
o Tallahassee (1)
o Tampa (3)
o Titusville (1)
o Winter Haven (1)

                              FAMILY STEAK HOUSES

                                OF FLORIDA, INC.











                            [RYAN STEAK HOUSE LOGO]