Form 10-K, Exhibit 13
period 2003-01-03
FAMILY STEAK HOUSES OF FLORIDA INC
filed 2003-03-21
CIK 784539

                             FAMILY STEAK HOUSES

                              OF FLORIDA, INC.




                            (RYAN STEAK HOUSE LOGO)



                              2002 ANNUAL REPORT

EXHIBIT 13.01

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

A Ryan's restaurant is a family-oriented restaurant serving high-quality, reasonably priced food in a casual atmosphere with server-assisted service. The restaurants feature self-service scatter bars with a variety of over 100 fruit, vegetable and meat entree items, bakery and dessert bar, drink refills and table service. Several restaurants feature a display cooking area, where guests can have grilled-to-order steaks, chicken, pork chops and other items, all of which is included in the price of the buffet.

Ryan's Locations:

Jacksonville (2)    Apopka (1)          New Port Richey (1)
Ocala (1)           Winter Haven (1)    Tampa (3)
Tallahassee (1)     Daytona Beach (1)   Orlando (1)
Melbourne (1)       Titusville (1)      Lake City (1)
Brooksville (1)     Leesburg (1)        Deland (1)
Lakeland (2)        St. Cloud (1)       Gainesville (1)

To Our Shareholders:

2002 was a challenging year for the Company. After starting the year with a strong first quarter in which our earnings were up over 90% from the prior year, our momentum slowed along with the rest of the economy and the reduction in Florida tourism. In order to position the Company for future success, we made some difficult decisions to more aggressively dispose of our under-performing and closed restaurants. It was necessary to record asset impairment charges of almost $1 million for the year. Excluding these charges, and an increase in our franchise fees of 1% of sales which began in 2002, our earnings from operations and net loss would have been much improved in 2002 compared to the prior year.

On the more positive side, we were successful in refinancing one of our restaurants in Tampa through a sale leaseback transaction that resulted in cash proceeds of $1.7 million and a gain on sale of $1.3 million which was required to be deferred in accordance with generally accepted accounting principles.

We are very pleased with our progress in disposing of under-performing restaurants. We leased two of these problem locations in 2002, turning profit and cash flow drains into positive situations. We also have a contract to sell another under-performing restaurant in 2003, which is part of our on-going plan to dispose of all properties which are not contributing to shareholder value. These moves will allow us to reduce debt, provide cash to help build new restaurants, and improve our overall operating results.

Our new restaurants include the display cooking format, and continue to produce very strong results. In 2002, the average sales for our two newest restaurants exceeded our chain average by 80%, generating cash and profit which substantially exceeded our return on investment expectations. We are excited about the prospect of opening more of these high-performing restaurants, and are currently preparing to build two new restaurants on what we believe are excellent site locations. The combination of opening high-performing new restaurants that can produce outstanding results and disposing of under-performing restaurants, provides us with confidence in a much brighter outlook in 2003 and beyond.

Of course, opening new high-performing restaurants and closing under-performing restaurants is not enough to ensure the Company's success. We strive to be innovative and work hard to build sales at all of our restaurants. We will not permit a highly competitive environment in Florida and a struggling economy to hold us back. Initiatives have recently been completed to significantly upgrade our menus, recipes and food presentation at all restaurants. Our guests have responded with very positive comments regarding these major menu enhancements which we believe will drive sales improvement. We are also emphasizing improving our guests' dining experience at our restaurants through better service and outstanding hospitality. Another major initiative in process is implementation of a demanding new system for evaluating each restaurant's operations, which "raises the bar" of our expectations for each guest's dining experience.

To let people know about all of these improvements, we are implementing a comprehensive marketing plan focusing on each restaurant's individual needs with increased emphasis on local store marketing, without increasing our total marketing costs. Finally, we have made some difficult but necessary cuts in our general and administrative expenses which have increased productivity without affecting our ability to grow the Company.

Although we still face the challenges of a weak economy and concern over war in Iraq, we are now a stronger Company, well-positioned to benefit from better times ahead. We are fortunate to have loyal and dedicated team members with many years of experience who consistently demonstrate their commitment to making their Company a success. Through their efforts, and our continued confidence that we offer the best value to our guests of any restaurant around, we look forward to building shareholder value in 2003 and beyond.

Thanks for your continuing support.



Sincerely,

Office of the President

Edward B. Alexander

Jay Conzen


FAMILY STEAK HOUSES OF FLORIDA, INC.

Five Year Financial Summary

-------------------------------------------------------------------------------
                                    2002      2001    2000 (1)  1999     1998
-------------------------------------------------------------------------------
Selected Income Statement Data:            (in thousands, except per share data)
Revenues:
  Sales                            $42,050  $42,054  $39,960   $38,905  $38,412
  Vending income                       192      210      232       198      194
                                   -------  -------  -------   -------  -------
                                    42,242   42,264   40,192    39,103   38,606

Cost and expenses:
  Food and beverage                 15,696   15,938   15,469    15,161   15,015
  Payroll and benefits              12,719   12,569   11,306    11,416   10,878
  Depreciation and amortization      2,205    2,149    2,061     1,966    1,879
  Other operating expenses           6,544    6,486    5,999     6,064    6,183
  General and administrative
    expenses                         2,672    2,821    2,663     2,703    2,472
  Change in control payments            --       --       --       908       --
  Franchise fees                     1,682    1,260    1,198     1,165    1,151
  Asset impairment charges             988       --      190        --      209
  Loss on store closings and
    disposition of equipment           258      214      149       140      193
                                   -------  -------  -------   -------  -------
                                    42,764   41,437   39,035    39,523   37,980
                                   -------  -------  -------   -------  -------

(Loss) earnings from operations       (522)     827    1,157      (420)     626
Gain (loss) on sale of property         --       --       62       (18)      --
Investment (loss) income                17     (487)     487        28       --
Interest and other income              168      100      157       149      216
Interest expense                    (1,763)  (1,726)  (1,910)   (1,721)  (1,619)
                                   -------  -------  -------   -------  -------

Loss before income taxes            (2,100)  (1,286)     (47)   (1,982)    (777)
Income taxes                            --       --       --        --       68
                                   -------  -------  -------   -------  -------
Net loss                           $(2,100) $(1,286)    $(47)  $(1,982)   $(709)
                                   =======  ========  =======  =======  =======

Basic loss per share                $(0.59)  $(0.49)  $(0.02)   $(0.82)  $(0.30)
                                   -------  -------  -------   -------  -------

Diluted loss earnings per share     $(0.59)  $(0.49)  $(0.02)   $(0.82)  $(0.30)
                                   =======  ========  =======  =======  =======


Selected Balance Sheet Data:
Land and net property and
  equipment                        $28,347  $29,582  $26,356   $25,261  $26,138
Total assets                        33,667   34,261   31,627    30,759   32,092
Long-term debt                      19,523   19,903   17,869    17,336   16,574
Current portion of long-term debt      725      663      566       381      371
Shareholders' equity                 6,145    7,843    7,770     8,335   10,275
Selected Operating Data :
Current ratio                          0.7      0.2      0.4       0.4      0.8
Working capital (deficit)          $(1,198) $(4,313) $(2,781)  $(2,491)   $(744)
Cash provided by operating
  activities                           822    1,293    1,937       130    1,525
Property and equipment additions     2,006    5,716    3,648     3,855    2,786

-------------------------------------------------------------

(1)  Fifty-three week period.

Family Steak Houses of Florida, Inc.
Management's Discussion and Analysis
  of Financial Condition and Results


Shown for the years indicated are (i) items in the statements of operations as a percent of sales, (ii) operating expense items in the statements of operations as a percent of sales and (iii)
the number of restaurants open at the end of each year.


                                                                             Change Versus
                                                                              Prior Year
                                                                        ------------------------
                                                                         2002              2001
                                                                          vs                vs
                                   2002        2001        2000          2001              2000
                                 ----------- ----------- -----------    -------------------------
Sales                            $42,050,300 $42,053,500 $39,959,600       5.2%             2.7%
                                 =========== =========== ===========    ==========      =========
                                                                                Net Change
                                                                              In Percentage
                                                                        -------------------------
                                                                         2002              2001
                                          Percent of Sales                vs                vs
                                   2002        2001        2000          2001              2000
                                 --------    -------     -------        ---------        --------
Vending Revenue                    0.5%        0.5%        0.6%          0.0%             (0.1%)
                                 --------    -------     -------        ---------        --------
Costs and expenses:

   Operating expenses             88.4        88.3        87.1           0.1               1.2
   General and administrative
    expenses                       6.4         6.7         6.7          (0.3)              ---
Franchise fees                     4.0         3.0         3.0           1.0               ---
   Asset Impairment Charges        2.3         ---         0.5           2.3              (0.5)
   Loss on store closings and
    disposition of equipment       0.6         0.5         0.4           0.1               0.1
                                 --------    -------     -------        ---------        --------
                                 101.7        98.5        97.7           3.2               0.8
                                 --------    -------     -------        ---------        --------

    (Loss) earnings from
     operations                   (1.2)        2.0         2.9          (3.2)             (0.9)

Investment income (loss)           ---        (1.2)        1.2           1.2              (2.4)
Interest and other income          0.4         0.2         0.4           0.2              (0.2)
Gain on sale of property           ---         ---         0.2           ---              (0.2)
Interest Expense                  (4.2)       (4.1)       (4.8)         (0.1)              0.7
                                 --------    -------     -------        ---------        --------

Loss before income taxes          (5.0)       (3.1)       (0.1)         (1.9)             (3.0)
Income tax benefit                 ---         ---         ---           ---               ---
                                 --------    -------     -------        ---------        --------

   Net Loss                       (5.0)%      (3.1)%      (0.1)%         1.9%             (3.0)%
                                 ========    =======     =======        =========        ========

Operating expenses:
  Food and beverage               37.4%       37.9%       38.7%         (0.5)%            (0.8)%
  Payroll and benefits            30.2        29.9        28.3           0.3               1.6
  Depreciation and amortization    5.2         5.1         5.1           0.1               ---
  Other operating expenses        15.6        15.4        15.0           0.2               0.4
                                 --------    -------     -------        ---------        --------
                                  88.4%       88.3%       87.1%          0.1%              1.2%
                                 ========    =======     =======        =========        ========

Restaurants open at end of year     22          23          23
                                 ========    =======     =======

RESULTS OF OPERATIONS

2002 Compared to 2001

Total sales decreased to $42,050,300 in 2002 from $42,053,500 in 2001. Incremental sales from restaurants opened in 2000, 2001 and 2002 (new-store sales not included in same-store sales) amounted to $7,452,200. These increases were offset by the decrease in same-store sales of 6.1% discussed below and by the closure of one restaurant in April 2002.

Same-store sales (average unit sales in restaurants that have been open for at least 18 months and operating during comparable weeks during the current and prior year) for 2002 decreased 6.1% from the same period in 2001, compared to a decrease of 2.0% from 2001 as compared to 2000. The decrease in same-store sales was primarily due to significant sales declines at several restaurants which faced new competition or road construction, and a continuing slow economy compared to 2001.

Management is seeking to improve sales trends by focusing on improved restaurant operations, devising competitive strategies to offset the effects of new competition, promoting its restaurants' extensive menu selection, focusing on local store marketing initiatives and print advertising, and making capital improvements to certain restaurants.

The operating expenses of the Company's restaurants include food and beverage, payroll and benefits, depreciation and amortization, and other operating expenses, which include repairs, maintenance, utilities, supplies, advertising, insurance, property taxes, rents and licenses. In total, food and beverage, payroll and benefits, depreciation and amortization and other operating expenses as a percentage of sales increased to 88.4% in 2002 from 88.3% in 2001.

Food and beverage costs as a percentage of sales decreased to 37.4% in 2002 from 37.9% in 2001, primarily due to menu price increases implemented by the Company. Payroll and benefits as a percentage of sales increased to 30.2% in 2002 from 29.9% in 2001, primarily due to increased workers' compensation expense. Other operating expenses as a percentage of sales increased to 15.6% in 2002 from 15.4% in 2001, primarily due to increased property insurance and building rent costs.

Depreciation and amortization increased as a percentage of sales to 5.2% in 2002 from 5.1% in 2001. General and administrative expenses decreased to 6.4% of sales in 2002 from 6.7% in 2001 due to implementation of expense control initiatives.

The Company recognized asset impairment charges of $987,700 in 2002 in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of or Disposal of Long-Lived Assets". The charges were based upon a financial review of all Company-owned restaurants and applied to two closed restaurants held for sale and leasehold improvements from an operating restaurant. No such charges were considered necessary in 2001.

The results for 2002 included net realized gains of $17,300 from the sale of marketable securities, compared to net realized losses of $486,700 in 2001. During 2002 and 2001, the Company maintained an online brokerage account for investing excess cash. As of the end of 2002, most of the excess cash has been invested in the Company's operations.

Interest expense increased to $1,763,400 in 2002 from $1,726,100 during 2001, due primarily to the write-off of approximately
$43,000 in loan fees as a result of refinancing of debt during the year. The Company capitalized interest costs of approximately $3,900 in 2002 and $53,400 in 2001.

The effective income tax rate for the years ended January 1, 2003 and January 2, 2002 was 0.0%. An increase in the valuation allowance in deferred tax assets for 2002 and 2001 resulted in the lower than statutory effective rates for those years.

Net loss for 2002 was $2,100,300, compared to $1,285,800 in 2001. Loss per share was $.59 for 2002, compared to $.49 in 2001.

RESULTS OF OPERATIONS

2001 Compared to 2000

Total sales increased by 5.2%, to $42,053,500 in 2001 from $39,959,600 in 2000. Incremental sales from restaurants opened in 2001 and 2000 amounted to $4,869,500. In addition, in accordance with the Company's accounting policies, the 2001 period consisted of 52 weeks compared to the 53-week period in 2000. Sales during the additional week in 2000 amounted to approximately $794,000. These increases were offset by the decrease in same store sales of 2.0% discussed below, by the closure of one restaurant in March 2001, and one in December 2001.

Same store sales for 2001 decreased 2.0% from the same period in 2000, compared to an increase of 3.5% from 2000 as compared to 1999. The decrease in same store sales was primarily due to significant sales declines at three restaurants which faced new competition in their markets in 2001. One of these restaurants was closed in December 2001. Same store sales were also negatively impacted by weak economic conditions and the events of September 11.

In total, food and beverage, payroll and benefits, depreciation and amortization and other operating expenses as a percentage of sales increased to 88.3% in 2001 from 87.2% in 2000.

Food and beverage costs as a percentage of sales decreased to 37.9% in 2001 from 38.7% in 2000, primarily due to sales price increases implemented in 2001 and 2000. Payroll and benefits as a percentage of sales increased to 29.9% in 2001 from 28.3% in 2000, primarily due to increases in hourly payroll costs and group health insurance costs. Other operating expenses as a percentage of sales increased to 15.4% in 2001 from 15.0% in 2000, primarily due to increased utilities costs.

Depreciation and amortization decreased as a percentage of sales to 5.1% in 2001 from 5.2% in 2000. General and administrative expenses as a percentage of sales were 6.7% in 2001 and 2000.

The Company recognized an asset impairment charge of $189,700 in 2000 in accordance with Statement of Financial Accounting
Standards No. 121, "Accounting for the Impairment of Long-Lived
Assets and for Long-Lived Assets to be Disposed Of". The charge was based upon a financial review of all Company-owned restaurants and applied to one restaurant, for which the

Company's lease agreement was unexpectedly terminated effective March 2001. No such charge was considered necessary in 2001. The results for 2001 included net realized losses of $486,700 from the sale of marketable securities, compared to net realized gains of $487,100 in 2000. During 2001 and 2000, the Company maintained an online brokerage account for investing excess cash. As of the end of 2001, most of the excess cash has been invested in the Company's operations.

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

At January 1, 2003, the Company had a working capital deficit of $1,197,800 compared to a working capital deficit of $4,312,900 at January 2, 2002. The decrease in the working capital deficit in 2002 was primarily due to cash received from refinancing debt on three of the Company's restaurants, as discussed below.

Cash provided by operating activities decreased to $822,400 in 2002 from $1,293,200 in 2001, primarily due to timing differences in the payments of accounts payable, workers' compensation and accrued liabilities. Cash provided by operating activities decreased to $1,293,200 in 2001 from $1,936,800 in 2000, due to the increase in the net loss in 2001 compared to 2000.

The Company spent $2,006,000 in 2002, $5,716,400 in 2001 and
$3,647,500 in 2000 for land, new restaurant construction, restaurant remodeling and equipment. Capital expenditures for 2003, based on present costs and plans for capital improvements, are estimated to be $4.7 million. This amount is based on budgeted expenditures for land, building leasehold improvements and equipment for two new restaurants in 2003, and normal recurring equipment purchases and minor building improvements ("Capital Maintenance Items"). The Company believes it has sufficient sources of funds for these expenditures and the construction of two new restaurants expected to open in 2003 through a private placement stock offering (see discussion below), a sale leaseback of an existing restaurant, a twenty-year lease agreement for one of the two new restaurants and a refinancing of debt related to two existing restaurants. In addition, the Company has a commitment from GE Capital Franchise Finance Corporation ("GE Capital") to fund $1.7 million for one of the two new restaurants. However, the Company's ability to fund construction of both restaurants will be dependent on improvement in sales trends experienced in the fourth quarter of 2002, or its ability to raise additional capital.

Management estimates the cost of opening one new restaurant based on current average costs to be approximately $2,900,000. To the extent the Company decides to open new restaurants in 2004 and beyond, management plans to fund any new restaurant construction either by GE Capital funding, sales leaseback financing, developer-funded leases, refinancing existing restaurants, or attempting to get additional financing from other lenders. The Company's ability to open new restaurants is also dependent upon its ability to locate suitable locations at acceptable prices, and upon certain other factors beyond its control, such as obtaining building permits from various government agencies. The sufficiency of the Company's cash to fund operations and necessary Capital Maintenance Items will depend primarily on cash provided by operating activities.

On October 1, 2001, the Company completed a Rights Offering ("the Offering") for its shareholders of record as of August 10, 2001. The Company raised $838,100 net of offering costs from the Offering, and issued 827,583 shares of common stock to shareholders exercising rights. Glen F. Ceiley, the chairman of the Company's board of directors, Bisco Industries, Inc. ("Bisco"), a company for which Mr. Ceiley is the sole shareholder and president and other affiliates of Mr. Ceiley purchased 822,280 shares in the Offering.

In April 2002, the Company completed a private placement with Bisco for 435,000 shares at $0.92 per share, which was based on the average closing price of the Company's common stock on the ten trading days prior to the sale. The Company used the $400,200 proceeds from this sale to fund remodels of several restaurants in 2002.

In July 2002, the Company completed a sale leaseback transaction to refinance one of its restaurants in Tampa, Florida. The Company sold the property for $3.0 million and paid off its existing mortgage of approximately $1.1 million on the property. In the third quarter of 2002, the leaseback of the building was accounted for as a capital lease and the leaseback of the land is accounted for as an operating lease, with the deferred gain on the sale being recognized over the twenty-year life of the lease. The lease agreement requires annual payments of $330,000, with increases of 10% every five years. Management plans to use the proceeds of the transaction to fund a portion of the construction of a new restaurant in 2003.

On October 29, 2002, the Company completed a transaction with GE Capital that refinanced two existing mortgages on restaurant properties in order to provide funding of approximately $1.1 million. The Company plans to use the proceeds of this transaction and an additional $1.7 million available from the commitment from GE Capital to build a new restaurant expected to open in 2003.

The Company has entered into a series of loan agreements with GE
Capital. As of January 1, 2003, the outstanding balance due under the Company's various loans with GE Capital was $20,247,700. The weighted average interest rate for the GE
Capital loans is 7.4%.

In 2001, the Company paid franchise fees of 3% of gross sales.
The franchise agreement required that the franchise fee increase to 4% beginning January 3, 2002. The increase cost the Company an additional $420,500 in 2002.

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

Contractual Financial Obligations

In addition to using cash flow from operations, the Company finances its operations through the issuance of debt and by entering into leases. These financial obligations are recorded in accordance with accounting rules applicable to the underlying transactions, with the result that some are recorded as liabilities in the Balance Sheet while others are required to be disclosed in the Notes to the Consolidated Financial Statements and Management's Discussion and Analysis.

The following schedule summarizes contractual obligations and other contractual commitments as of January 1, 2003:

                                                 Payments due by Period
Contractual
Obligations                Total         2003     2004-2005   2006-2007    Thereafter
------------------------ -----------   ----------  ----------  ----------  -----------
Long-term debt           $20,247,600     $724,600  $1,612,900  $1,875,700  $16,034,400
Capital leases             5,304,800      274,400     548,800     576,800    3,904,800
Operating leases           6,804,800      560,000   1,046,400   1,006,400    4,192,000
                         -----------   ----------  ----------  ----------  -----------
Total contractual cash
  obligations            $32,357,200   $1,559,000  $3,208,100  $3,458,900  $24,131,200
                         ===========   ==========  ==========  ==========  ===========

Recent Developments

On January 30, 2003, the Company received notice from NASDAQ that the Company's common stock had not maintained the required minimum market value of publicly-held shares of at least $1 million. The Company's stock must meet this requirement for a minimum of ten consecutive trading days before April 30, 2003 to avoid delisting from NASDAQ under this rule. The Company estimates that its stock would have to close at a trading price of at least $.63 for ten consecutive days to avoid delisting.

On February 5, 2003, the Company received notice from NASDAQ that the Company's closing bid price had declined below $1.00 per share. Accordingly, NASDAQ informed the Company that in order to continue the listing of the Company's securities on the Nasdaq SmallCap Market ("SmallCap"), the closing bid price of the Company's common stock must be a minimum of $1.00 per share for ten consecutive trading days on or before August 4, 2003, NASDAQ officials have advised the Company that new rules currently pending SEC approval will likely result in the Company receiving an additional 180 days after August 4, 2003 to regain compliance with this requirement.

If the Company's stock is delisted from NASDAQ, trading in the Common Stock would thereafter be conducted on the over-the-counter markets in the so-called "pink sheets" or the National Association of Securities Dealers, Inc.'s "Electronic Bulletin Board". Consequently, the liquidity of the Company's securities could be impaired, not only in the number of shares that could be bought and sold, but also as a result of delays in the timing of the transactions, the news media's coverage of the Company, lower prices for the Company's securities than might otherwise be attained and a larger spread between the bid and asked prices for the Company's securities.

In addition, if the Company's securities were to be delisted from the NASDAQ SmallCap Market, the Company's securities could become subject to Rule 15g-9 under the Securities Exchange Act of 1934 relating to penny stocks, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with their spouses). SEC regulations define a "penny stock" to be any equity security that is not listed on the NASDAQ Stock Market or a national securities exchange and that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. If the Company's securities were subject to the rules on penny stocks, the market liquidity for the Company's securities could be adversely affected.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

The Company is exposed to market risk from changes in interest rates. For its cash and cash equivalents, investments and mortgages receivables, a change in interest rates affects the amount of interest income that can be earned. For its debt instruments, a change in interest rates affects the amount of interest expense incurred.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates.

                          2003       2004       2005       2006      2007      Thereafter      Total
                     -------------------------------------------------------------------------------
Assets Certificates of deposit
at fixed interest rates $10,000                                                              $10,000
Weighted average
interest rate               4.8%
Mortgage receivable
at fixed interest rate $342,000                                                             $342,000
Weighted average
interest rate               10%                                                                  10%

Liabilities
Notes payable at
variable interest rate $724,600  $776,200   $836,700   $905,300  $970,400   $16,034,400  $20,247,600
Weighted average
interest rate               7.4%      7.4%       7.4%       7.4%      7.4%          7.4%
Long-term capital
leases at fixed
interest rate           $27,800   $33,000    $36,400    $44,200   $67,400    $2,129,800   $2,338,600
Weighted average
interest rate              10.6%     10.6%      10.6%      10.6%     10.6%         10.6%



Family Steak Houses of Florida, Inc.
                       Consolidated Statements of Operations
                                                   For The Years Ended
                                           ------------------------------------
                                            January 1,  January 2, January 3,
                                              2003        2002        2001
-------------------------------------------------------------------------------
Revenues:
  Sales                                    $42,050,300  $42,053,500 $39,959,600
  Vending revenue                              192,200      210,500     232,200
                                           -----------  ----------- -----------
    Total revenues                          42,242,500   42,264,000  40,191,800
                                           -----------  ----------- -----------
Costs and expenses:
  Food and beverage                         15,696,500   15,938,200  15,468,900
  Payroll and benefits                      12,718,800   12,569,300  11,306,000
  Depreciation and amortization              2,205,400    2,148,400   2,061,600
  Other operating expenses                   6,544,000    6,485,600   5,999,300
  General and administrative expenses        2,672,500    2,820,800   2,663,000
  Franchise fees                             1,681,600    1,260,300   1,197,600
  Asset impairment charges                     987,700           --     189,700
  Loss on store closings and
    disposition of equipment                   257,600      214,300     148,800
                                           -----------  ----------- -----------
      Total costs and expenses              42,764,100   41,436,900  39,034,900
                                           -----------  ----------- -----------

         (Loss) earnings from operations      (521,600)     827,100   1,156,900

Investment income (loss)                        17,300     (486,700)    487,100
Interest and other income                      167,400       99,900     157,300
Gain on sale of property                            --           --      62,300
Interest expense                            (1,763,400)  (1,726,100) (1,910,300)
                                           -----------  ----------- -----------

         Loss before income taxes           (2,100,300)  (1,285,800)    (46,700)
         Income tax benefit                         --          --          --
                                           -----------  ----------- -----------

         Net loss                          ($2,100,300) ($1,285,800)  ($46,700)
                                           ===========  =========== ===========

Basic loss per share                            ($0.59)      ($0.49)    ($0.02)
                                            ===========  =========== ===========
Diluted loss per share                          ($0.59)      ($0.49)    ($0.02)
                                            ===========  =========== ===========




           See accompanying notes to consolidated financial statements.


Family Steak Houses of Florida, Inc.
Consolidated Balance Sheets
                                           January 1,      January 2,
                                               2003           2002
                                           -----------   ------------
ASSETS
Current assets:
  Cash and cash equivalents                 $1,679,600       $183,100
  Investments                                   58,100          2,100
  Receivables                                  105,400        159,800
  Current portion of mortgage receivable       342,000         13,400
  Inventories                                  236,400        319,800
  Prepaid and other current assets             372,900        284,400
                                           -----------   ------------
    Total current assets                     2,794,400        962,600

Mortgage receivable                                 --        342,000

Certificate of deposit                          10,000         10,000

Property and equipment:
  Land                                       8,703,800      9,317,000
  Buildings and improvements                25,496,600     24,661,700
  Equipment                                 12,826,600     12,543,200
  Construction in progress                      60,800             --
                                           -----------   ------------
                                            47,087,800     46,521,900
  Accumulated depreciation                 (18,741,200)   (16,940,100)
                                           -----------   ------------
          Net property and equipment        28,346,600     29,581,800

Property held for sale                       1,504,800      2,523,700

Other assets, principally deferred charges,
  net of accumulated amortization            1,011,600        841,000
                                           -----------   ------------
                                           $33,667,400    $34,261,100
                                           ===========   ============

LIABILITIES  AND  SHAREHOLDERS'  EQUITY

Current liabilities:
  Accounts payable                          $1,346,200     $1,571,300
  Accounts payable - construction                   --        715,500
  Securities sold, not yet purchased            19,200        159,500
  Accrued liabilities                        1,383,400      1,648,100
  Current portion of workers compensation
    liability                                  501,000        500,000
  Current portion of long-term debt            724,600        663,400
  Current portion of obligations under
    capital leases                              27,800         17,700
                                            ----------     ----------
    Total current liabilities                4,002,200      5,275,500

Deferred rent                                   15,800             --
Deposit liability                               14,800             --
Workers compensation liability                 345,200        214,700
Long-term debt                              19,523,000     19,902,500
Deferred gain                                1,311,100             --
Obligations under capital leases             2,310,800      1,025,800
                                            ----------     ----------
    Total liabilities                       27,522,900     26,418,500

Commitments and contingencies (Notes 11 and 14)

Shareholders' equity:
  Preferred stock of $.01 par;
      authorized 10,000,000 shares;
      none issued                                   --             --
  Common stock of $.01 par;
      authorized 4,000,000 shares;
      outstanding 3,706,200
      and 3,251,000 shares                      37,100         32,500
  Additional paid-in capital                 9,869,600      9,466,600
  Accumulated deficit                       (3,758,100)    (1,657,800)
  Accumulated other comprehensive (loss)
      income                                    (4,100)         1,300
                                           -----------   ------------
             Total shareholders' equity      6,144,500      7,842,600
                                           -----------    -----------
                                           $33,667,400    $34,261,100
                                           ===========    ===========


       See accompanying notes to consolidated financial statements.


FAMILY STEAK HOUSES OF FLORIDA, INC.


                 Consolidated Statements of Shareholders' Equity

   For the Years Ended January 1, 2003, January 2, 2002 and January 3, 2001
                                                     Additional                   Accumulated Other
                              Common Stock            Paid-in       Accumulated   Comprehensive
                            Shares     Amount          Capital         Deficit  Def Income (loss)     Total

Balance, December 29, 1999  2,409,031   $24,100    $8,624,700     ($325,300)         $11,900    $8,335,400

Exercise of stock options       7,200       100                                                        100

Directors' fees in the
  form of stock options                                 6,700                                        6,700

Comprehensive loss:
 Net loss                                                           (46,700)                       (46,700)

 Other comprehensive income:
  Unrealized losses on securities:
   Net unrealized holding losses
    arising during the period                                                        (38,700)      (38,700)

 Less: reclassification adjustment
   for net gains included in net loss                                                (487,100)    (487,100)
                                                                                                -----------
Total comprehensive loss                                                                          (572,500)
                            ---------   -------    ----------     ----------         -------    ----------

Balance, January 3, 2001    2,416,231    24,200     8,631,400      (372,000)         (513,900)   7,769,700

Exercise of stock options       7,200       100                                                        100

Directors' fees in the
  form of stock options                                 5,300                                        5,300

Proceeds from rights
  offering                    827,583     8,200       829,900                                      838,100

Comprehensive loss:
 Net loss                                                        (1,285,800)                    (1,285,800)

 Other comprehensive income:
  Unrealized gains on securities:
  Net unrealized holding gains
   arising during the period                                                           28,500       28,500

 Less: reclassification adjustment
   for net losses included in net loss                                                486,700      486,700
                                                                                                -----------
Total comprehensive loss                                                                          (770,600)
                            ---------   -------    ----------     ----------         -------    ----------

Balance, January 2, 2002    3,251,014    32,500     9,466,600    (1,657,800)            1,300    7,842,600

Exercise of stock options      20,204       200                                                        200

Directors' fees in the
  form of stock options                                20,000                                       20,000

Proceeds from private
  placement                   435,000     4,400       383,000                                      387,400

Comprehensive loss:
 Net loss                                                        (2,100,300)                    (2,100,300)

 Other comprehensive income:
  Unrealized gains on securities:
   Net unrealized holding gains
    arising during the period                                                          11,900       11,900

 Less: reclassification adjustment
   for net gains included in net loss                                                 (17,300)     (17,300)
                                                                                                -----------
Total comprehensive loss                                                                        (2,105,700)
                            ---------   -------    ----------     ----------         --------   ----------

Balance, January 1, 2003    3,706,218   $37,100    $9,869,600   ($3,758,100)          ($4,100)  $6,144,500
                            =========   =======    ==========     ==========         ========   ==========


       See accompanying notes to consolidated financial statements.


Family Steak Houses of Florida, Inc.
Consolidated Statements of  Cash Flows


                                                    For the Years Ended
                                               ----------------------------------
                                               January 1,  January 2,  January 3,
                                                  2003        2002        2001
                                               ----------------------------------
Operating activities:
Net loss                                      ($2,100,300) ($1,285,800)   ($46,700)
  Adjustments to reconcile net loss
    to net cash
      provided by operating activities:
      Depreciation and amortization             2,205,400    2,148,400   2,061,600
      Asset impairment charge                     987,700           --     189,700
      Directors' fees in the form of
        stock options                              20,000        5,300       6,700
      Investment (gain) loss                      (17,300)     486,700    (487,100)
      Amortization of loan fees                    82,500       36,700      32,100
      Amortization of deferred gain              (106,400)          --          --
      Loss on disposition of equipment             67,300       93,900      84,100
      Gain on sale of property                         --           --     (62,300)
      Decrease (increase) in:
           Receivables                             54,400      (66,800)     32,000
           Inventories                             83,400      (63,400)     29,000
           Prepaids and other current assets      (88,500)    (104,800)     11,200
           Other assets                           (38,200)     (58,600)    (91,900)
      Increase (decrease) in:
           Accounts payable                      (225,100)     200,400      95,600
           Accrued liabilities                   (264,700)    (221,900)   (131,600)
           Deferred revenue                            --           --     (15,200)
           Deferred rent                           15,800           --          --
           Deposit liability                       14,800           --          --
           Workers compensation
             liability                            131,500     123,100      229,600
                                                 --------   ---------    ---------
Net cash provided by operating activities         822,300   1,293,200    1,936,800
                                                 --------   ---------    ---------

Investing activities:
  Principal receipts on mortgages receivable       13,400     172,000      185,200
  Purchases of investments                       (343,300)   (332,800)  (3,272,300)
  Proceeds from sales of investments              134,600   1,198,900    3,010,700
  Proceeds from securities sold not
    yet purchased                                  24,300     135,800           --
  Proceeds from sale of restaurants                    --          --      687,100
  Proceeds from sale of property held for sale     32,600       3,000      104,100
  Capital expenditures                         (2,006,000) (5,716,400)  (3,647,500)
                                                 --------   ---------    ---------
Net cash used in investing activities          (2,144,400) (4,539,500)  (2,932,700)

                                               ----------  ----------    ---------

Financing activities:
  Payments on long-term debt and obligations
    under capital leases                       (3,533,200)   (754,700)  (1,196,600)
  Proceeds from issuance of long-term debt      3,190,000   2,879,500    1,911,500
  Payment of debt issuance costs                  (74,500)         --           --
  Proceeds from sale-leaseback                  3,000,000          --           --
  Payment of sale-leaseback costs                (151,300)         --           --
  Proceeds from rights offering, net                   --     838,100           --
  Proceeds from investment margin debt                 --    (165,100)     165,100
  Proceeds from the issuance of common stock      387,600         100          100
                                                 --------   ---------    ---------
Net cash provided by financing activities       2,818,600   2,797,900      880,100
                                               ----------   ---------    ---------
Net increase (decrease) in cash and
  cash equiva1ents                              1,496,500    (448,400)    (115,800)
Cash and cash equivalents - beginning of year     183,100     631,500      747,300
                                                 --------   ---------    ---------
Cash and cash equivalents - end of year        $1,679,600    $183,100     $631,500
                                               ==========   =========    =========
Noncash investing and financing activities:
  Issuance of mortgage receivable on sale
    of property                                        --          --     $475,000
                                               ==========   =========    =========
  Net change in unrealized (loss) gain           ($18,200)   $515,200    ($525,800)
                                               ==========   =========    =========
  Transfer from assets held for sale
    to property                                  $361,600          --           --
                                               ==========   =========    =========
  Capital lease under sale-leaseback refinance $1,320,000          --           --
                                               ==========   =========    =========

Supplemental disclosures of cash flow information:

      Cash paid during the year for interest   $1,564,300  $1,814,000   $1,995,800

      Cash paid during the year for
        income taxes                                   --          --           --


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

Fiscal Year

The fiscal year consists of a fifty-two or fifty-three week period ending on the Wednesday nearest to December 31. Fiscal years 2002 and 2001 consisted of fifty-two weeks, and fiscal year 2000 consisted of fifty-three weeks.

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

Cash and Cash Equivalents

The Company has a cash management program that provides for the investment of excess cash balances in short-term investments.
These investments are stated at cost which approximates market value and consist of money market instruments.

Investments Available for Sale

The Company classifies its existing marketable equity securities as available for sale in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These securities are carried at fair market value, with unrealized gains and losses reported in shareholders' equity as a component of other comprehensive income (loss). Gains or losses on securities sold are based on the specific identification method. Proceeds from sales of these investments were $134,600, $1,198,900 and $3,010,700 in 2002, 2001 and
2000, respectively. Gross gains of $17,100, $74,000 and $577,500 and gross losses of $27,500, $537,000 and $90,400 were realized on these sales in 2002, 2001 and 2000 respectively.

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

Interest expense from the GE Capital loans is capitalized to the extent that such proceeds are used for the construction of new restaurants. Interest costs of approximately $3,900, $53,400 and $56,800 were capitalized in 2002, 2001 and 2000, respectively.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purpose of the impairment review, assets are grouped on a restaurant-by-restaurant basis. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of each restaurant's assets to future net cash flows expected to be generated by such restaurant's assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Property Held for Sale

Property held for sale at January 1, 2003, consists of two restaurant properties and an outparcel stated at the lower of cost or estimated net realizable value.

Other Assets

Other assets consist principally of deferred charges, which are amortized on a straight-line basis. Deferred charges and related amortization periods are as follows: financing costs - term of the related loan, and initial franchise rights - 40 years.

The gross carrying amount of the deferred financing costs was $931,200 and $763,300 as of January 1, 2003 and January 2, 2002,
respectively. Accumulated amortization related to franchise costs was $168,900 and $144,400 as of January 1, 2003 and January 2, 2002, respectively. Amortization expense was $39,500 and $37,300 for 2002 and 2001, respectively. Amortization expense for each of the next five years is expected to be $47,800.

The gross carrying amount of the initial franchise rights was $384,700 and $399,700 as of January 1, 2003 and January 2, 2002,
respectively. Accumulated amortization related to initial franchise rights was $186,700 and $181,300 as of January 1, 2003 and January 2, 2002, respectively. Amortization expense was $10,900 and $20,000 for 2002 and 2001, respectively. Amortization expense for each of the next five years is expected to be $9,600.

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

Earnings Per Share

Basic earnings per share for fiscal years 2002, 2001 and 2000 were computed based on the weighted average number of common shares outstanding. Diluted earnings per share for those years have been computed based on the weighted average number of common shares outstanding, giving effect to all dilutive potential common shares that were outstanding during the respective year. Dilutive shares are represented by shares under option and stock warrants. Due to the Company's net losses in fiscal years 2002, 2001 and 2000, all potentially dilutive securities are antidilutive and have been excluded from the computation of diluted earnings per share.

Stock-Based Compensation

The Company accounts for stock-based compensation utilizing the intrinsic value method per Accounting Principles Board No. 25 (APB 25), "Accounting for Stock Issued to Employees". The Company's long-term incentive plan provides for the grant of stock options and restricted stock. The exercise price of each option equals the market price of the Company's stock on the date of grant. Options vest in one-quarter increments over a four-year period starting on the date of grant. An option's maximum term is 10 years. See Note 9 - Common Shareholders' Equity for additional information regarding the Company's stock options.

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". Pursuance to the disclosure requirements of SFAS 148, the following table provides an expanded reconciliation for all periods presented:

                                      2002          2001        2000
                                  ------------  -----------  ---------
Net loss, as reported             $(2,100,300)  $(1,285,800) $(46,700)
Add: Stock based compensation
  expense included in net
  income, net of tax
Deduct: Total stock-based
  compensation expense
  determined under fair value,
  net of tax                          (12,400)      (14,800)  (12,700)
                                  ------------  ------------ ---------
Pro forma net loss                $(2,112,700)  $(1,300,600) $(59,400)
                                  ============  ============ =========
Earnings per share - basic
  and diluted
  As reported                     $     (0.59)  $     (0.49) $  (0.02)
  Pro forma                       $     (0.59)  $     (0.49) $  (0.02)


Reclassifications

Certain items in the prior year financial statements have been reclassified to conform to the 2002 presentation.

New Accounting Standards

In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Intangible Assets". SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method and establishes specific criteria for the recognition of acquired intangible assets apart from goodwill. Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer subject to amortization over their estimated useful life. Rather, these assets are subject to, at least, an annual assessment for impairment by applying a fair-value-based test. The Company adopted SFAS 141 effective July 1, 2001 and SFAS 142 effective January 3, 2002. The adoption of SFAS 141 and SFAS 142 did not have a material effect on the financial position, results of operations or cash flows.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement requires entities to record the cost of any legal obligation for the retirement of tangible long-lived assets in the period in which it is incurred. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company adopted the standard effective January 2, 2003. The adoption of SFAS 143 did not have a material effect on the financial position, results of operations or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company adopted SFAS 144 effective January 3, 2002. The adoption of SFAS 144 did not have a material effect on the financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Disposal Activities". Under SFAS 146, liabilities for costs associated with a plan to dispose of an asset or to exit a business activity must be recognized in the period in which the costs are incurred. SFAS 146 is effective for disposal activities initiated after December 31, 2002. The Company does not believe that the adoption of SFAS 146 will have a significant impact on its financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for annual periods ending after December 15, 2002 and interim periods beginning after December 31, 2002. The Company has adopted the amendments to SFAS 123 disclosure provisions required under SFAS 148, but will continue to use intrinsic value method under APB 25 to account for stock-based compensation. As such, the adoption of this statement has not had a significant impact on the Company's financial position, results of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. It also clarifies (for guarantees issued after January 1, 2003) that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee. At December 31, 2002, the

Company does not have any significant guarantees. The Company adopted the disclosure requirements of FIN 45 for the fiscal year ended January 1, 2003, and the recognition provisions effective January 2, 2003.

NOTE 2.  CLOSED RESTAURANT COSTS

The Company closed restaurants in Orange Park, Florida in December 2001 and Neptune Beach, Florida in May 2002. These two restaurants were subsequently leased to another restaurant company, but are still listed for sale. As of January 1, 2003, the Company still had two other closed restaurants. The total book value of the two closed restaurants as of January 1, 2003 was $1,504,800, which is included in property held for sale. Costs incurred to close restaurants and continuing losses incurred to maintain the closed restaurants in 2002, 2001 and 2000 were $190,300, $141,200 and $64,800, respectively.

NOTE 3.  ASSET IMPAIRMENT CHARGES

In accordance with SFAS 144, the Company recognized asset impairment charges of $987,700, $0 and $189,700 in 2002, 2001 and 2000, respectively. The charges in 2002 resulted from a review of the estimated disposal value of two closed restaurants and one open restaurant under lease. The charges in 2000 related to one restaurant where the Company's lease was terminated effective March 2001. The 2000 charges were based on the unit's remaining net book value of leasehold improvements at the time of closing.

NOTE 4.  FRANCHISE AGREEMENT

The Company operates its Ryan's restaurants under a Franchise Agreement between the Company and Ryan's Properties, Inc. ("Ryan's" or the "Franchisor") dated as of September 16, 1987, which amended and consolidated all previous franchise agreements (as amended, the "Franchise Agreement"). The Franchise Agreement extends through December 31, 2010 and provides for two additional ten-year renewal options. The renewal options are subject to certain conditions, including the condition that the Company has performed its obligations under the Franchise Agreement during its original term.

In October 1996, the Company amended the Franchise Agreement. The amended Franchise Agreement requires the Company to pay a monthly royalty fee of 3.0% through December 2001, and 4.0% thereafter of the gross receipts of each Ryan's Family Steak House restaurant. Total royalty fee expenses were $1,681,600,

$1,260,300 and $1,197,600 for fiscal years 2002, 2001 and 2000, respectively.

The Franchise Agreement with Ryan's granted the Company the exclusive right to open Ryan's restaurants in North and Central Florida. In order to maintain this exclusivity, the Company was required to have a total of 25 Ryan's restaurants operating on December 31, 2001. At December 31, 2001, the Company was only operating 23 restaurants. On January 4, 2002, the Company was notified by Ryan's that it had exercised its option to terminate the exclusive nature of the Company's franchise rights within North and Central Florida. Management believes that if Ryan's builds restaurants in the Company's territories, it could limit the Company's potential to locate and develop suitable restaurant sites in the future.

The following schedule outlines the number of Ryan's restaurants required to be operated by the Company as of December 31 each year under the amended Franchise Agreement. Failure to maintain the required number of restaurants is a default under the agreement, and could result in the Company losing the right to operate under the Ryan's name.

                                        Number of
                                  Restaurants Required to
End of Fiscal Year                    be in Operation

2002                                        22
2003                                        24
2004                                        25
2005                                        27
2006                                        28

The Company was in compliance with this schedule as of the year ended January 1, 2003. However, based on management's current plan to sell or sublease certain under-performing restaurants, it is unlikely that the Company will meet the requirement as of fiscal year end 2003. Management has attempted to negotiate a potential solution with Ryan's to resolve this issue, and has inquired as to whether Ryan's will consider a shortage in restaurants a default under the Franchise Agreement. However, no agreement has been reached with Ryan's, and Ryan's has not responded as to its position on a possible default under the Franchise Agreement.

Ryan's has the option to declare the Company in default of the Franchise Agreement beginning January 1, 2004 if the minimum number of restaurants is not maintained. The Company believes that it has complied with all other provisions of the Franchise Agreement, and that the closure of certain restaurants is a prudent and necessary business decision, which should not be considered a default. However, if Ryan's declares the Company in default, it could demand that the Company stop using the Ryan's name for its restaurants. The Company would then have to decide whether to comply with such a demand and change the name of all its restaurants, or attempt to have the default notice overturned by legal action through binding arbitration provisions stipulated by the Franchise Agreement. If the Company is forced to change the name of its restaurants, management does not believe that such action would have a material effect on the Company's profitability. However, there can be no assurance that a name change would not result in a material decline in sales and profitability.

Note 5.  ACCRUED LIABILITIES

Accrued liabilities are summarized as follows:
                               January 1,     January 2,
                                   2003           2002
                               ----------     ----------
Property taxes                    $41,800       $506,900
Payroll and payroll taxes         602,300        715,300
Other                             739,300        425,900
                               ----------     ----------
                               $1,383,400     $1,648,100
                               ==========     ==========

Note 6.  WORKERS' COMPENSATION LIABILITY

The Company self-insures workers' compensation losses up to certain limits. The liability for workers' compensation claims represents an estimate of the ultimate cost of uninsured losses which are unpaid as of the balance sheet date. The estimate is continually reviewed and adjustments to the Company's estimated claim liability, if any, are reflected in current operations.

The State of Florida Division of Workers' Compensation ("the Division") requires self-insured companies to pledge collateral in favor of the Division in an amount sufficient to cover the Company's projected outstanding liability. In compliance with this requirement, in July 2002 the Company provided a $1 million letter of credit to the Division with an expiration date of July 1, 2003. Based upon the Bank's evaluation of the Company's credit and to avoid collateratization requirements, the letter of credit is guaranteed on behalf of the Company by Bisco Industries, Inc. ("Bisco"). The Chairman of the Company's Board of Directors, Glen F. Ceiley, is the President of Bisco.


Note 7.  LONG-TERM DEBT

Long-term debt is summarized as follows:
                                     Janaury 1,      January 2,
                                        2003            2002
                                     -----------    -------------
Collateralized notes payable to GE Capital
Franchise Finance Corporation, monthly
principal and interest payments totaling
$185,300, interest at thirty-day LIBOR rate
+3.75% (with various minimum interest rates
ranging from 5.6% - 8.5%)                  $20,247,600    $20,565,900

Less current portion                     (724,600)      (663,400)
                                     ------------      ------------
                                      $19,523,000    $19,902,500
                                     ============    ============


Total maturities of long-term debt are as follows:

2003                  $  724,600
2004                     776,200
2005                     836,700
2006                     905,300
2007                     970,400
Thereafter            16,034,400
                     -----------
                     $20,247,600
                     ===========

Beginning in December 1996, the Company entered into a series of loan agreements with FFCA Mortgage Corporation, (now known as GE Capital ). As of January 1, 2003, the outstanding balance due under the Company's various loans with GE Capital was $20,247,600. The weighted average interest rate for the GE Capital loans is 7.40% at January 1, 2003. The Company used the proceeds of the GE Capital loans primarily to refinance its debt and to fund construction of new restaurants.

The GE Capital loan agreements contain various restrictions on fixed charge coverage ratios, determined both on aggregate and individual restaurant levels. As of January 1, 2003, the Company was not in compliance with the debt covenant related to the fixed charge coverage ratio requirement for one particular loan pool. The Company has obtained an agreement of forbearance from GE Capital that waives the individual restaurant fixed coverage ratio restriction at January 1, 2003. The Company is in compliance with all other debt covenants at January 1, 2003.

NOTE 8.  INCOME TAXES

Income taxes for the years ended January 1, 2003, January 2,
2002 and January 3, 2001 differ from the amount computed by applying the federal statutory corporate rate to earnings before income taxes.

The differences are reconciled as follows:

                                   2002            2001             2000
                                ----------    ----------       -----------

Income tax benefit at
statutory rate                 $(714,100)     $(437,200)         $(16,200)
Increase (decrease) in taxes
due to:
  Effect of graduated tax
  rates                              ---            ---              500
  State tax net of
  Federal benefit                (76,200)       (46,600)           (1,700)
  Change in deferred tax
  asset valuation allowance      790,300        476,200           16,500
  Other                              ---          7,600              900
                              ----------     ----------       ----------
Income tax benefit            $      ---     $      ---       $      ---
                              ==========     ==========       ==========


The components of deferred taxes at January 1, 2003 and January
2, 2002 are summarized below:
                                          January 1, 2003       January 2, 2002
                                         ----------------       ---------------
Deferred tax assets:
   Net operating loss                     $   1,373,500          $   1,371,200
   Federal and state tax credits                589,200                589,400
   Accruals not currently deductible            323,500                272,600
   Excess tax over book basis:
      Asset valuation reserve                   578,600                207,000
      Property held for sale                    167,300                    ---
   Unrealized loss on investments                 1,500                    ---
   Unearned revenue, previously taxed           520,100                    ---
                                         ---------------        ---------------
                                              3,553,700              2,440,200
   Valuation allowance                       (2,406,700)            (1,968,600)
                                         ---------------        ---------------
   Total deferred tax assets                  1,147,300                471,600
                                         ---------------        ---------------
Deferred tax liabilities:
   Excess of tax over book depreciation
   and amortization                           1,147,300                444,800
   Excess of book over tax basis:
      Property held for sale                        ---                 26,300
   Unrealized gain on investments                   ---                    500
                                         ---------------        ---------------
Total deferred tax liabilities                1,147,300                471,600
                                         ---------------        ---------------
Net deferred taxes                         $        ---          $         ---
                                         ===============        ===============


At January 1, 2003, the Company's federal and state tax credit was comprised of $49,000 in general business credits which expire in 2013 and alternative minimum tax credits of $540,200 which have no expiration date. Additionally, at January 1, 2003, the Company has Federal net operating losses of $3,601,300, which begin expiring in 2018 and State net operating losses of $4,105,300 which begin expiring in 2012.

NOTE 9.  COMMON SHAREHOLDERS' EQUITY

Earnings per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for net loss and net loss available to common shareholders:

                                  2002                               2001                                 2000
                                  ----                               ----                                 ----
                 Net Loss       Shares       Per     Net Loss      Shares        Per    Net Loss      Shares       Per
                (Numerator)   (Denominator) Share   (Numberator) (Denominator)  Share  (Numerator)  (Denominator) Share
                -----------   ------------- -----   ------------ -------------  -----  ----------   ------------- -----
Basic EPS:
  Net loss
  available to
  common
  shareholders $(2,100,300)   3,567,800   $(0.59)  $(1,285,800)  2,631,700    $(0.49)  $(46,700)   2,414,500    $(0.02)
                                          =======                             =======                           =======
Effect of
Dilutive
Securities
Stock Options
Warrants

Diluted EPS:
  Net loss
  available
  to common
  shareholders
  plus assumed
  conversions  $(2,100,300)   3,567,800   $(0.59)  $(1,285,800)  2,631,700    $(0.49)  $(46,700)   2,414,500    $(0.02)
                                          =======                             =======                           =======


For the years ended January 1, 2003, January 2, 2002 and January 3, 2001, stock options totaling 3,300 shares, 1,200 shares and 6,200 shares, respectively, were excluded from the computation of diluted earnings per share due to their antidilutive effect.

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

In 1995, the Company's shareholders approved a new employee long-term incentive plan pursuant to which an additional 200,000 shares of common stock are authorized to be granted in the form of stock options or restricted stock. In 2002, the Company's shareholders approved a new employee long-term incentive plan pursuant to which an additional 200,000 shares of common stock are authorized to be granted in the form of stock options or restricted stock. All options granted under these plans expire no later than ten years after the date of grant or in most cases three months after termination of employment.

The Company applies the intrinsic value method of APB 25 to account for its stock plans. Accordingly, the Company is adopting the disclosure requirements of SFAS 148, effective for the fiscal year ending January 1, 2003, which requires presentation of pro forma net income and earnings per share information. See Stock-Based Compensation in NOTE 1 - Significant Accounting Policies.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield 0 percent, expected volatility of 76 percent, risk-free interest rates of 5.1 percent, and expected life of 10 years. No employee stock options were granted in 2002 or 2001.

The following table summarizes the changes in the total number of stock option shares outstanding during the three years ended
January 1, 2003.

--------------------------------------------------------------------------------------------------------------
                                         2002                       2001                       2000
                            ----------------------------------------------------------------------------------
                             Options  Weighted Average  Options  Weighted Average  Options   Weighted Average
                                       Exercise Price             Exercise Price              Exercise Price
--------------------------------------------------------------------------------------------------------------
Options outstanding at
  beginning of year          183,840        $2.11      241,940         $2.15       229,440        $2.25
Options granted               20,204          .01        7,200           .01        29,100          .80
Options exercised            (20,204)         .01       (7,200)          .01        (7,200)         .01
Options forfeited            (26,350)        2.35      (58,100)         2.27        (9,400)        2.09
                             --------                  --------                    -------
Options outstanding at
  end of year                157,490         2.07      183,840          2.11       241,940         2.15
                             ========                  ========                    =======
Options exercisable at
  end of year                142,340         2.15      151,640          2.28       191,615         2.37
                            ========                  ========                    =======
Weighted average fair value
  of options granted during
  the year                  $  ---                    $   ---                      $19,100
Common shares reserved for
  future grants at end
  of year                    268,900                    87,389                      47,989
==============================================================================================================


The following table summarizes information about fixed stock options outstanding at January 1, 2003:

                                                                             Weighted Average
          Year         Exercise            Options          Options           Remaining Life
        Granted         Price            Outstanding      Exercisable           (In years)
        -------        --------          -----------      -----------        ----------------
          1993            3.13              4,200            4,200                  0.3
          1994            1.25             10,650           10,650                  2.0
          1995            3.75             18,940           18,940                  2.7
          1995            2.00              7,500            7,500                  2.7
          1996            2.81             12,400           12,400                  4.0
          1997            3.28             15,200           15,200                  5.0
          1998            1.00             19,200           19,200                  5.9
          1999            2.00             25,000           25,000                  6.8
          1999            1.50             28,200           21,150                  6.9
          2000            1.06             16,200            8,100                  8.0
                                          _______          _______
                                          157,490          142,340
                                          =======          =======


Remaining non-exercisable options as of January 1, 2003 become exercisable as follows:

               2003      11,100
               2004       4,050
                         ------
                         15,150
                         ======

Cerberus Partners, L.P., holds detachable warrants to purchase
140,000 shares of the Company's common stock at $2.00 per share at any time prior to October 1, 2003.

The Company's Board of Directors is authorized to set the various rights and preferences for the Company's Preferred Stock, including voting, conversion, dividend and liquidation rights and preferences, at the time shares of Preferred Stock are issued. As of January 1, 2003, there were no shares of Preferred Stock issued.

On October 1, 2001, the Company completed a Rights Offering ("the Offering") for its shareholders of record as of August 10, 2001. The Company raised $838,100 net of offering costs from the Offering, and issued 827,583 shares of common stock to shareholders exercising rights.

In April 2002, the Company completed a private placement with Bisco for 435,000 shares at $0.92 per share, which was based on the average closing price of the Company's common stock on the ten trading days prior to the sale. The Company used the $400,200 proceeds from this sale to fund remodels of several restaurants in 2002.

NOTE 10.  PROFIT SHARING AND RETIREMENT PLAN


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

The profit sharing plan includes a 40l(k) feature by which employees can contribute, by payroll deduction only, l% to l5% of their annual compensation not to exceed $11,000 in 2002.

The plan provides for a Company matching contribution of $.25 per dollar of the first 6% of employee contributions. The Company's matching contribution was $48,900 in 2002, $45,000 in 2001 and $36,000 in 2000. In 2002, employees vested in Company contributions based on the following schedule:


          Years of                Vesting
          Service               Percentage
          --------              ----------
         Less than 3                 0%
             3                      20%
             4                      40%
             5                      60%
             6                      80%
             7                     l00%

NOTE 11.  COMMITMENTS AND CONTINGENCIES

Lease Obligations

At January 1, 2003, the Company is committed under the terms and conditions of real and personal property operating leases for minimum rentals aggregating $6,804,800 plus insurance, common area expenses and taxes. The Company has various renewal options on these leases covering periods of five to twenty years.

In September 1996, the Company entered into a twenty-year lease agreement with two five-year renewal options for a restaurant building. The total net book value of the assets covered by the lease amount to $796,300 at January 1, 2003. Interest is computed at an annual rate of 10.65%.

In July 2002, the Company entered into a twenty-year lease agreement with two five-year renewal options for a restaurant building. The total net book value of the assets covered by the lease amounted to $1,287,000 at January 1, 2003. Interest is computed at an annual rate of 10.74%.

In August 2002, the Company entered into a fifteen-year lease agreement with two ten-year renewal options for a restaurant building expected to be built in 2003. The Company's obligation under the lease is contingent upon the lessor's ability to obtain building permits to develop the property. As of February 28, 2003, the lessor had not obtained the permits. Accordingly, this lease obligation has not been included in the table below detailing future minimum lease obligations.

Future minimum lease obligations under non-cancelable capital leases and operating leases consist of the following as of January 1, 2003:

------------------------------------------------------------------------------------------------
                                                         Capital               Operating
                                                          Leases                Leases
------------------------------------------------------------------------------------------------
2003                                                    $274,400               $560,000
2004                                                     274,400                530,700
2005                                                     274,400                515,700
2006                                                     279,600                515,200
2007                                                     297,200                491,200
Future years                                           3,904,800              4,192,000
                                                      ----------             ----------
Total minimum lease payments                           5,304,800              6,804,800
Amount representing interest                          (2,966,200)
                                                      ----------
Present value of net minimum payments                  2,338,600
Current portion                                          (27,800)
                                                      ----------
Long-term capital lease obligations                   $2,310,800
                                                      ==========


Rental expense for operating leases for the years ended January
1, 2003, January 2, 2002 and January 3, 2001 was $488,400,
$550,500 and  $594,700 respectively.

During 2002, the Company entered into lease agreements in which it is leasing two of its restaurant locations to a third party. The following table shows the future minimum rentals receivable under non-cancelable operating leases in effect at year-end 2002:

2003                            $  177,000
2004                               177,000
2005                               177,000
2006                               177,000
2007                               183,100
Future years                       906,900
                                ----------
                                $1,798,000
                                ==========

Rental income from these leases was $60,500 for 2002.

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

NOTE 13.  FOURTH QUARTER FINANCIAL INFORMATION

During the fourth quarter of fiscal year 2002, the Company increased its workers' compensation liability by approximately $141,000. In addition, the Company recorded asset impairment charges of $101,000 related to property held for sale and $627,000 related to leasehold improvements in an open restaurant.

NOTE 14.  COMPANY LIQUIDITY

The sufficiency of the Company's cash to fund operations and necessary capital maintenance items will depend on, among other things, changes in same store sales results, the status of the Company's efforts to sell properties held for sale and the continuing favorable results from new restaurants.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Family Steak Houses of Florida, Inc.

We have audited the accompanying consolidated balance sheets of Family Steak Houses of Florida, Inc. and subsidiary as of January 1, 2003 and January 2, 2002 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended January 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Family Steak Houses of Florida, Inc. and subsidiary as of January 1, 2003 and January 2, 2002, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2003 in conformity with accounting principles generally accepted in the United States of America.


Deloitte & Touche LLP
Certified Public Accountants
Jacksonville, Florida
February 28, 2003

COMPANY'S REPORT ON FINANCIAL STATEMENTS

Family Steak Houses of Florida, Inc. management has prepared and is responsible for the accompanying consolidated financial statements and related consolidated financial information included in this report. These consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and are appropriate under the circumstances. These consolidated financial statements necessarily include amounts determined using management's best judgements and estimates.

Family Steak Houses of Florida, Inc. maintains accounting and other control systems which the Company believes provides reasonable assurance that assets are safeguarded and that the books and records reflect the authorized transactions of the Company, although there are inherent limitations in all internal control structure elements, as well as cost/benefit considerations.

Family Steak Houses of Florida, Inc.

Corporate Listing

Corporate Officers and Directors  Independent Certified Public Accountants
Edward B. Alexander               Deloitte & Touche LLP
Executive Vice President          Suite 2801, Independent Square
                                  One Independent Drive
                                  Jacksonville, FL  32202-5034
Steve Catanzaro Director
CFO, V&M Restoration, Inc.        General Counsel
                                  McGuire Woods
                                  3300 Barnett Center
Glen F. Ceiley                    50 North Laura Street
Chairman of the Board             P.O. Box 4099
President & CEO,                  Jacksonville, FL 32201
Bisco Industries, Inc.

Jay Conzen                        Transfer Agent / Rights Agent
Director                          Mellon Shareholder Services
Principal, Jay Conzen Investments Four Station Square
                                  Third Floor
                                  Pittsburg, PA  15219-1173
William Means
Director
Vice President of
Corporate Development             Executive Office
Bisco Industries, Inc.            Family Steak Houses of Florida, Inc.
                                  2113 Florida Boulevard
                                  Neptune Beach, FL 32266

                                  Form 10-K
                                  A copy of the Company's Annual Report on
                                  Form 10-K for fiscal 2002, as filed with
                                  the Securities and Exchange Commission,
                                  and may be obtained by writing to:
                                  Corporate Secretary
                                  Family Steak Houses of Florida, Inc.
                                  2113 Florida Boulevard
                                  Neptune Beach, FL  32266

Common Stock Data

The Company's common stock is traded on the NASDAQ SmallCap Market System under the trading symbol "RYFL". As of February 21, 2003, there were 2,434 shareholders of record, not including individuals holding shares in street names. The closing sale price for the Company's stock on February 21, 2003 was $.46.

The Company has never paid cash dividends on its common stock and does not expect to pay any dividends in the next few years.
Management of the Company presently intends to retain all available funds for expansion of the business.

The quarterly high and low closing prices of the Company's common stock are as shown below:

                     Market Price of Common Stock
                    2002                        2001
Quarter       High         Low           High          Low
First        $1.02        $.90          $1.19         $.75
Second        1.08         .80           1.40          .75
Third         1.06         .83           1.43          .85
Fourth         .82         .48           1.08          .83

{FLORIDA MAP}







RYAN'S LOCATIONS


H Headquarters
- Apopka (1)
- Brooksville (1)
- Daytona Beach (1)
- Deland (1)
- Gainesville (1)
- Jacksonville (2)
- Lake City (1)
- Lakeland (2)
- Leesburg (1)
- Melbourne (1)

- New Port Richey (1)
- Ocala (1)
- Orlando (1)
- St. Cloud (1)
- Tallahassee (1)
- Tampa (3)
- Titusville (1)
- Winter Haven (1)

                                     41