Form 10-K, Exhibit 13
period 2003-12-31
FAMILY STEAK HOUSES OF FLORIDA INC
filed 2004-03-29
CIK 784539

EXHIBIT 13.01

FAMILY STEAK HOUSES OF FLORIDA, INC.

CORPORATE PROFILE

About The Company

Family Steak Houses of Florida, Inc. (the "Company") is an operator of eighteen restaurants in the state of Florida. The Company's first restaurant was opened in Jacksonville, Florida in May 1982. The Company's stock trades on the Over the Counter Bulletin Board under the symbol RYFL.

Until December 2003, the Company was the sole franchisee for Ryan's Family Steak House restaurants in the state of Florida. In December 2003, the Company made an agreement to convert all of its restaurants to a different name and concept by June 2005. The restaurants will be converted to one of two concepts, either "Whistle Junction" or "Florida Buffet", based on a variety of factors. The operations of the restaurants will maintain the buffet format, but with enhancements to the buildings, service and menus.

The Company's restaurants are family-oriented buffet restaurants serving high-quality, reasonably priced food in a casual atmosphere with server-assisted service. The restaurants feature self-service scatter bars with a variety of over 100 fruit, vegetable and meat entree items, bakery and dessert bar, drink refills and table service. Several restaurants feature a display cooking area, where guests can have grilled-to-order steaks, chicken, pork chops and other items, all of which is included in the price of the all-you-can-eat buffet.

Restaurant Locations:

Jacksonville (1)    St. Cloud (1)       Gainesville (1)
Ocala (1)           Winter Haven (1)    Tampa (3)
Tallahassee (1)     Daytona Beach (1)   Orlando (1)
Melbourne (1)       Titusville (1)      Lake City (1)
Brooksville (1)     Deland (1)          Lakeland (2)

To Our Shareholders:

2003 was a year of significant change for the Company. After years of struggling to make the Company profitable and build shareholder value with the Ryan's concept, we made the decision to break our ties with Ryan's, and take the Company in a new direction. This new direction creates opportunities which we think can return the Company to profitability and growth.

Beginning in January 2004, we began the process of converting all of our restaurants to a new name and concept. Most of the restaurants will be converted to a concept and brand called the Whistle Junction. The concept was developed with help from the Brown Group, noted for their experience in creating unique restaurant concepts. It involves conversion of the restaurants to a train station design. The building will have prominent icons and imagery that include a water tower, whistle tower and clock tower, all reminiscent decor of the train station platform on the exterior. Inside the restaurant, branding will be reinforced with other train station memorabilia, including operating model railroads.

The idea for these conversions was partially based on outstanding results experienced by our franchisor, Ryan's Inc. of South Carolina, and another local competitor, both of whom remodeled and renamed old Ryan's locations. The franchisor converted several of their Ryan's locations and opened them with a new name, and has experienced significant sales increases. A local competitor in Florida also purchased some old Ryan's locations and completed similar remodels, experiencing sales increases as high as 400% compared to their results as Ryan's. We are convinced that the success of these remodeled restaurants is a good indication that the brand is a little "tired", and it is time to make changes. We believe we have taken these ideas and improved upon them with the Whistle Junction concept.

Once the customers come inside the exciting new Whistle Junction building to give it a try, we are going to do everything we can to impress them and retain their business. The operational concept will still be a family-oriented buffet, but numerous enhancements will be made to the food and service. We believe customers will still perceive the Whistle Junction as the best value in town. The overall dining experience will be improved by adding an element of fun and nostalgia, along with even better food and service value than we have provided in the past.

Obviously, a lot of work must be done to complete the transformation of all of our restaurants by June 2005. Already, we have one location being remodeled as our first Whistle Junction, with a second remodel scheduled to begin soon. Also, we have our first new store under construction as a Whistle Junction in a prime location in Orlando, Florida. We expect to have three Whistle Junctions operating by early May 2004.

As a part of the Company's transformation, we identified a few locations for which the conversion to Whistle Junction would not make sense, for a variety of reasons. Accordingly, these locations have already been converted to a new concept named Florida Buffet. The Florida Buffet conversions are not as extensive as Whistle Junction, but allowed us to stop paying the franchise fee on those locations immediately. These feature a "Florida-look" theme, and also include food and service enhancements.

We are heading into 2004 with some momentum. We had positive same-store sales of 2.2% in the fourth quarter of 2003, our first positive quarter since the first quarter of 2001. Average unit sales for the fourth quarter were up 10.7%, due to our successful closure and disposal of several under-performing units in 2003. During the first two months of 2004, the same-store sales gains have increased significantly. The combination of these sales increases, even before the anticipated positive impact of Whistle Junction conversions, and the gradual elimination of franchise fees bodes well for the Company in 2004. By June 2005, we will save $1.5 million per year in franchise fees, and use these savings to strengthen the Company.

We hope you will be as excited as management about these changes. Whistle Junction gives the Company a vehicle for growth, free of the fees and restrictions associated with the old franchise agreement. It puts us "back on track" to building shareholder value. All aboard!

Thanks for your continuing support.



Sincerely,

Edward B. Alexander
President

FAMILY STEAK HOUSES OF FLORIDA, INC.

Five Year Financial Summary
-------------------------------------------------------------------------------
                                    2003      2002    2001      2000 (1)  1999
-------------------------------------------------------------------------------
Selected Income Statement Data:          (in thousands, except per share data)
Revenues:
  Sales                            $37,384  $42,050  $42,054   $39,960  $38,905
  Vending income                       208      192      210       232      198
                                   -------  -------  -------   -------  -------
                                    37,592   42,242   42,264    40,192   39,103

Cost and expenses:
  Food and beverage                 14,252   15,696   15,938    15,469   15,161
  Payroll and benefits              11,678   12,713   12,582    11,306   11,416
  Depreciation and amortization      1,991    2,205    2,148     2,061    1,966
  Other operating expenses           6,252    6,826    6,754     6,217    6,252
  General and administrative
    expenses                         2,317    2,396    2,540     2,445    2,515
  Change in control payments            --       --       --        --      908
  Franchise fees                     1,494    1,682    1,260     1,198    1,165
  Asset valuation charge                63      988       --       190       --
  Loss on store closings and
    disposition of equipment           171      258      214       149      140
                                   -------  -------  -------   -------  -------
                                    38,218   42,764   41,437    39,035   39,523
                                   -------  -------  -------   -------  -------

Earnings (loss) from operations       (626)    (522)     827     1,157     (420)
Gain (loss) on sale of property         38       --       --        62      (18)
Investment (loss) income              (331)      17     (487)      487       28
Interest and other income              254      168      100       157      149
Interest expense                    (1,736)  (1,763)  (1,726)   (1,910)  (1,721)
                                   -------  -------  -------   -------  -------

Loss before income taxes            (2,401)  (2,100)  (1,286)      (47)  (1,982)
Income taxes                            --       --       --        --       --
                                   -------  -------  -------   -------  -------
Net loss                           $(2,401) $(2,100) $(1,286)     $(47) $(1,982)
                                   =======  ========  =======  =======  =======

Basic loss per share                $(0.65)  $(0.59)  $(0.49)   $(0.02)  $(0.82)
                                   -------  -------  -------   -------  -------

Diluted loss earnings per share     $(0.65)  $(0.59)  $(0.49)   $(0.02)  $(0.82)
                                   =======  ========  =======  =======  =======


Selected Balance Sheet Data:
Land and net property and
  equipment                        $24,352  $28,347  $29,582   $26,356  $25,261
Total assets                        30,807   33,667   34,261    31,627   30,759
Long-term debt                      17,471   19,523   19,903    17,869   17,336
Current portion of long-term debt      718      725      663       566      381
Shareholders' equity                 3,761    6,145    7,843     7,770    8,335
Selected Operating Data :
Current ratio                          0.6      0.7      0.2       0.4      0.4
Working capital (deficit)          $(2,274) $(1,208) $(4,528)  $(2,781) $(2,491)
Cash provided by operating
  activities                           309      822    1,293     1,937      130
Property and equipment additions       937    2,006    5,716     3,648    3,855

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


                                                                              Percentage

                                                                             Change Versus

                                                                              Prior Year
                                                                        ------------------------
                                                                         2003              2002
                                                                          vs                vs
                                   2003        2002        2001          2002              2001
                                 ----------- ----------- -----------    -------------------------
Sales                            $37,384,000 $42,050,300 $42,053,500     (11.1%)            0.0%
                                 =========== =========== ===========    ==========      =========
                                                                                Net Change
                                                                              In Percentage
                                                                        -------------------------
                                                                         2003              2002
                                          Percent of Sales                vs                vs
                                   2003        2002        2001          2002              2001
                                 -----------------------------------    -------------------------
Vending Revenue                    0.6%        0.5%        0.5%          0.1%              0.0%
                                 --------    -------     -------        ---------        --------
Costs and expenses:

   Operating expenses             91.3%       89.0%       89.0%          2.3               0.0
   General and administrative
    expenses                       6.2         5.7         6.0           0.5              (0.3)
   Franchise fees                  4.0         4.0         3.0           0.0               1.0
   Asset Valuation Charge          0.2         2.4         ---          (2.2)              2.4
   Loss on store closings and
    disposition of equipment       0.5         0.6         0.5          (0.1)              0.1
                                 --------    -------     -------        ---------        --------
                                 102.2       101.7        98.5           0.5               3.2
                                 --------    -------     -------        ---------        --------

    Earnings (loss) from
     operations                   (1.7)       (1.2)        2.0          (0.5)             (3.2)

Investment (loss) income          (0.9)        ---        (1.2)         (0.9)              1.2
Interest and other income          0.7         0.4         0.2           0.3               0.2
Interest expense                  (4.6)       (4.2)       (4.1)         (0.4)             (0.1)
                                 --------    -------     -------        ---------        --------

Loss before income taxes          (6.4)       (5.0)       (3.1)         (1.4)             (1.9)
Income tax benefit                 ---         ---         ---           ---               ---
                                 --------    -------     -------        ---------        --------

   Net Loss                       (6.4)%      (5.0)%      (3.1)%        (1.4)             (1.9)%
                                 ========    =======     =======        =========        ========

Operating expenses:
  Food and beverage               38.1%       37.4%       37.9%          0.7%             (0.5)%
  Payroll and benefits            31.2        30.2        29.9           1.0               0.3
  Depreciation and amortization    5.3         5.2         5.1           0.1               0.1
  Other operating expenses        16.7        16.2        16.1           0.5               0.1
                                 --------    -------     -------        ---------        --------
                                  91.3%       89.0%       89.0%          2.3%             (0.0)%
                                 ========    =======     =======        =========        ========

Restaurants open at end of year     18          22          23
                                 ========    =======     =======

RESULTS OF OPERATIONS

2003 Compared to 2002

Total sales decreased by 11.1%, to $37,384,000 in 2003 from $42,050,300 in 2002. The decrease was due to the closure of three under-performing restaurants in 2003, and to a decrease in same store sales of 5.3% discussed below.

Same store sales for 2003 decreased 5.3% from the same period in 2002, compared to a decrease of 6.1% from 2002 as compared to 2001. The decrease in same store sales was primarily due to declines at certain restaurants which faced new competition in their markets in 2003. Management is seeking to improve sales trends by remodeling and converting most of its restaurants to a new name and format (see Recent Developments). In conjunction with these conversions, service enhancements will be added, including additional staffing to improve food and service.
Check average is also expected to increase as a result of price increases and reduced discounting promotions. Based on results of similar conversions by the Company's franchisor, Ryan's Family Steak Houses, Inc. ("the Franchisor"), and other competitors, management believes that significant sales increases can be achieved by these conversions.

The operating expenses of the Company's restaurants include food and beverage, payroll and benefits, depreciation and amortization, and other operating expenses, which include repairs, maintenance, utilities, supplies, advertising, insurance, property taxes, rents and licenses. In total, food and beverage, payroll and benefits, depreciation and amortization and other operating expenses as a percentage of sales increased to 91.3% in 2003 from 89.0% in 2002.

Food and beverage costs as a percentage of sales increased to 38.1% in 2003 from 37.4% in 2002, primarily due to menu enhancements implemented and higher beef prices in 2003.
Payroll and benefits as a percentage of sales increased to 31.2% in 2003 from 30.2% in 2002, primarily due to increases in workers' compensation expense, based on the results of an actuarial review of the Company's claim liability. Other operating expenses as a percentage of sales increased to 16.7% in 2003 from 16.2% in 2002, primarily due to increased property insurance and utilities costs.

Depreciation and amortization increased as a percentage of sales to 5.3% in 2003 from 5.2% in 2002. General and administrative expenses as a percentage of sales increased to 6.2% in 2003 from 5.7% in 2002, primarily due to the decline in same-store sales and the addition of a district supervisor position in 2003.

The Company recognized an asset impairment charge of $63,100 in 2003 in accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144"), "Accounting for the Impairment of or Disposal of Long-Lived Assets". The charge was based upon a financial review of all Company-owned restaurants and applied to one closed restaurant, for which the Company entered into a sales contract in February 2004. The Company recognized asset impairment charges of $987,700 in 2002.

The Company invests a portion of its available cash in marketable securities. The Company maintains an investment account to effect these transactions. Investments are made based on a combination of fundamental and technical analysis primarily using a value-based investment approach. The holding period for investments usually ranges from 60 days to 24 months. Management occasionally purchases marketable securities using margin debt. In determining whether to engage in transactions on margin, management evaluates the risk of the proposed transaction and the relative returns offered thereby. If the market value of securities purchased on margin were to decline below certain levels, the Company would be required to use additional cash from its operating account to fund a margin call in its investment account. Management reviews the status of the investment account on a regular basis and analyzes such margin positions and adjusts purchase and sale transactions as necessary to ensure such margin calls are not likely. A primary investment strategy used by the Company in 2003 consisted of short-selling of securities, which results in obligations to purchase securities at a later date. As of December 31, 2003, the Company's total obligation for these securities sold not yet purchased was $1,187,400, compared to $19,200 at January 1, 2003. The results for the year 2003 include realized losses from the sale of marketable securities of $330,600, compared to realized gains of $17,300 in 2002.

Interest expense decreased to $1,735,800 in 2003 from $1,763,400 during 2002, due to lower outstanding debt balances. The
Company capitalized interest costs of $0 in 2003 and $3,900 in 2002.

The effective income tax rate for the years ended December 31, 2003 and January 2, 2002 was 0.0%. An increase in the valuation allowance in deferred tax assets for 2003 and 2002 resulted in the lower than statutory effective rates for those years.

Net loss for 2003 was $2,401,100, compared to $2,100,300 in 2002. Loss per share was $.65 for 2003, compared to $.59 in 2002.

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

In total, food and beverage, payroll and benefits, depreciation and amortization and other operating expenses as a percentage of sales were 89.0% in 2002 and in 2001.

Food and beverage costs as a percentage of sales decreased to 37.4% in 2002 from 37.9% in 2001, primarily due to menu price increases implemented by the Company. Payroll and benefits as a percentage of sales increased to 30.2% in 2002 from 29.9% in 2001, primarily due to increased workers' compensation expense. Other operating expenses as a percentage of sales increased to 16.2% in 2002 from 16.1% in 2001, primarily due to increased property insurance and building rent costs.

Depreciation and amortization increased as a percentage of sales to 5.2% in 2002 from 5.1% in 2001. General and administrative expenses decreased to 5.7% of sales in 2002 from 6.0% in 2001 due to implementation of expense control initiatives.

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

Critical Accounting Policy

The Company's accounting policy for the recognition of impairment losses on long-lived assets is considered critical. The Company's policy is to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
For the purpose of the impairment review, assets are grouped on a restaurant-by-restaurant basis. The recoverability of the assets is measured by a comparison of the carrying value of each restaurant's assets to future net cash flows expected to be generated by such restaurant's assets. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

LIQUIDITY AND CAPITAL RESOURCES

Substantially all of the Company's revenues are derived from cash sales. Inventories are purchased on credit and are converted rapidly to cash. Therefore, the Company does not carry significant receivables or inventories and, other than the repayment of debt, working capital requirements for continuing operations are not significant.

At December 31, 2003, the Company had a working capital deficit of $2,274,400 compared to a working capital deficit of $1,207,800 at January 1, 2003. The increase in the working capital deficit in 2003 was primarily due to operating losses and investment losses incurred in 2003.

Cash provided by operating activities decreased to $308,600 in 2003 from $822,300 in 2002, primarily due to differences in the payments of accounts payable, workers' compensation and accrued liabilities. Cash provided by operating activities decreased to $822,300 in 2002 from $1,293,200 in 2001, due to timing differences in the payments of accounts payable, workers' compensation and accrued liabilities.

The Company spent $938,000 in 2003, $2,006,000 in 2002 and
$5,716,400 in 2001 for land, new restaurant construction, restaurant remodeling and equipment. Capital expenditures for 2004, based on present costs and plans for capital improvements, are estimated to be $3.8 million. This amount is based on budgeted expenditures for leasehold improvements and equipment for one new restaurant in 2004, remodeling of twelve restaurants to the Company's new concept and normal recurring equipment purchases and minor building improvements ("Capital Maintenance Items"). The Company believes it has sufficient funds for the construction of one new restaurant expected to open in 2004 and five of the twelve remodels to the new concepts. However, the Company's ability to fund construction of the remodels of the remaining seven restaurants will be dependent on its ability to raise additional capital. Should the Company not be able to raise the necessary capital for remodeling these seven restaurants, it would still be required to change the name and signs of these restaurants, in accordance with the amended Franchise Agreement (see Note 4 to the Financial Statements), but capital requirements for such changes would be minimal.

Management estimates the cost of opening any future new restaurants to be approximately $2,900,000. To the extent the Company decides to open new restaurants or remodel its existing restaurants to its new concept in 2004 and beyond, management plans to fund any new restaurant construction either by GE Capital funding, sales leaseback financing, developer-funded leases, refinancing existing restaurants, or attempting to get additional financing from other lenders. The Company's ability to open new restaurants is also dependent upon its ability to identify suitable locations at acceptable prices, and upon certain other factors beyond its control, such as obtaining building permits from various government agencies. The sufficiency of the Company's cash to fund operations and necessary Capital Maintenance Items will depend primarily on cash provided by operating activities.

In April 2002, the Company completed a private placement with Bisco for 435,000 shares at $0.92 per share, which was based on the average closing price of the Company's common stock on the ten trading days prior to the sale. The Company used the $400,200 proceeds from this sale to fund remodels of several restaurants in 2002.

In July 2002, the Company completed a sale leaseback transaction to refinance one of its restaurants in Tampa, Florida. The Company sold the property for $3.0 million and paid off its existing mortgage of approximately $1.1 million on the property. The leaseback of the building was accounted for as a capital lease and the leaseback of the land is accounted for as an operating lease, with the deferred gain on the sale being recognized over the twenty-year life of the lease. The lease agreement requires annual payments of $330,000, with increases of 10% every five years. Management plans to use the proceeds of the transaction to fund a portion of the construction of a new restaurant in 2004.

The Company has entered into a series of loan agreements with GE
Capital. As of January 1, 2003, the outstanding balance due under the Company's various loans with GE Capital was $18,189,200. The weighted average interest rate for the GE
Capital loans is 7.37%.

In 2003, the Company paid franchise fees of 4% of gross sales.
Total franchise fees paid in 2003 were $1,494,400. As the Company converts each restaurant from Ryan's to its new concepts, no franchise fees are paid on those converted restaurants, which will improve the Company's cash flow.

The Company sold two restaurants and one land parcel in 2003, resulting in total proceeds of $2.1 million. The Company used these proceeds to pay off mortgages on the two restaurants totaling approximately $1,366,000. Total net gains on sales of property in 2003 were $38,000.

As of March 10, 2004, the Company had contracts for sale of three additional closed restaurants, all of which we expected to be sold in the second quarter of 2004. If all three restaurants are sold, net cash proceeds of approximately $1 million will be realized.

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

The following schedule summarizes contractual obligations and other contractual commitments as of December 31, 2003:

                                                  Payments due by Period
Contractual Obligations     Total         2004     2005-2006   2007-2008    Thereafter
------------------------ -----------   ----------  ----------  ----------  -----------
Long-term debt           $18,189,200     $718,400  $1,615,300  $1,871,500  $13,984,000
Capital leases             2,310,700      274,400     554,000     594,400    3,630,400
Operating leases           6,364,100      599,500   1,051,600     892,800    3,820,200
                         -----------   ----------  ----------  ----------  -----------
Total contractual cash
  obligations            $26,864,000   $1,592,300  $3,220,900  $3,358,700  $21,434,600
                         ===========   ==========  ==========  ==========  ===========

Recent Developments

In December 2003, the Company entered into an amendment to its franchise agreement with Ryan's Family Steak Houses, Inc. (the "Franchisor") to terminate the franchise agreement between the two Companies by June 2005. This amendment requires the Company to convert a specific number of its Ryan's restaurants each quarter to a new name beginning the first quarter of 2004, and requires all of the Company's restaurants to be renamed by June 2005. As soon as each restaurant is converted, franchise fees are no longer payable to the Franchisor. (See Note 4 to the Financial Statements for further details.)

The Company plans to convert most of its restaurants to a new concept called "Whistle Junction". These conversions entail a substantial remodel of the restaurant buildings designed to look like an old train station on the exterior. The interior of the restaurant will also feature the train theme, including an operating model railroad running through the dining room. The operation of the converted restaurants will continue to be a buffet format with an upgraded menu and improved service levels. The first Whistle Junction remodel is scheduled to open in March 2004, and a newly built Whistle Junction is scheduled to open in April 2004.

Certain of the Company's restaurants will be converted to an alternate concept called the "Florida Buffet", based on various factors including their location. As of February 2004, three restaurants have been converted to the Florida Buffet. The Florida Buffet conversions include interior and exterior changes to the building designed to incorporate a "Florida look" theme, although the changes are not as extensive as those for the Whistle Junction. Menu and service enhancements are also included in the Florida Buffet locations, designed to attract and maintain increased customer volumes.

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

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates.

                          2004       2005       2006       2007      2008      Thereafter      Total
                      -------------------------------------------------------------------------------
Assets
Certificates of deposit
at fixed interest rates  $10,000                                                              $10,000
Weighted average
interest rate                1.0%

Liabilities
Notes payable at
variable interest rate  $718,400  $777,700   $837,600   $902,200  $969,300   $13,984,000  $18,189,200
Weighted average
interest rate                7.4%      7.4%       7.4%       7.4%      7.4%          7.4%
Long-term capital
leases at fixed
interest rate            $30,900   $34,400    $42,200    $65,400   $81,800    $2,056,000   $2,310,700
Weighted average
interest rate               10.9%     10.9%      10.9%      10.9%     10.9%         10.9%


CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE.

There have been no changes in and disagreements with accountants on accounting and financial disclosure.

Family Steak Houses of Florida, Inc.

                       Consolidated Statements of Operations
                                                   For The Years Ended
                                           ------------------------------------
                                            December31,  January 1, January 2,
                                              2003        2003        2002
-------------------------------------------------------------------------------
Revenues:
  Sales                                    $37,384,000  $42,050,300 $42,053,500
  Vending revenue                              208,100      192,200     210,500
                                           -----------  ----------- -----------
    Total revenues                          37,592,100   42,242,500  42,264,000
                                           -----------  ----------- -----------
Costs and expenses:
  Food and beverage                         14,251,900   15,696,500  15,938,200
  Payroll and benefits                      11,678,100   12,712,800  12,582,000
  Depreciation and amortization              1,990,500    2,205,300   2,148,400
  Other operating expenses                   6,252,100    6,826,600   6,753,800
  General and administrative expenses        2,317,300    2,396,000   2,539,900
  Franchise fees                             1,494,400    1,681,600   1,260,300
  Asset valuation charge                        63,100      987,700          --
  Loss on store closings and
    disposition of equipment                   171,000      257,600     214,300
                                           -----------  ----------- -----------
      Total costs and expenses              38,218,400   42,764,100  41,436,900
                                           -----------  ----------- -----------

         (Loss) earnings from operations      (626,300)    (521,600)    827,100

Investment (loss) income                      (330,600)      17,300    (486,700)
Interest and other income                      253,700      167,400      99,900
Gain on sale of property                        38,000           --          --
Interest expense                            (1,735,800)  (1,763,400) (1,726,100)
                                           -----------  ----------- -----------

         Loss before income taxes           (2,401,000)  (2,100,300) (1,285,800)
         Income tax benefit                         --          --          --
                                           -----------  ----------- -----------

         Net loss                          ($2,401,000) ($2,100,300) (1,285,800)
                                           ===========  =========== ===========

Basic loss per share                            ($0.65)      ($0.59)    ($0.49)
                                            ===========  =========== ===========
Diluted loss per share                          ($0.65)      ($0.59)    ($0.49)
                                            ===========  =========== ===========

See accompanying notes to consolidated financial statements.

Family Steak Houses of Florida, Inc.
Consolidated Balance Sheets
                                          December 31,     January 1,
                                               2003           2003
                                           -----------   ------------
ASSETS
Current assets:
  Cash and cash equivalents                 $2,287,800     $1,679,600
  Investments-available for sale                32,600         58,100
  Receivables                                  110,600        105,400
  Current portion of mortgages receivable           --        342,000
  Inventories                                  300,400        236,400
  Prepaid and other current assets             500,500        372,900
                                           -----------   ------------
    Total current assets                     3,231,900      2,794,400

Certificate of deposit-held to maturity         10,000         10,000

Property and equipment:
  Land                                       7,310,000      8,703,800
  Buildings and improvements                22,858,000     25,496,600
  Equipment                                 11,509,200     12,826,600
  Construction in progress                     388,300         60,800
                                           -----------   ------------
                                            42,065,500     47,087,800
  Accumulated depreciation                 (17,713,500)   (18,741,200)
                                           -----------   ------------
          Net property and equipment        24,352,000     28,346,600


Property held for sale                       2,288,800      1,504,800

Other assets, principally deferred
  financing costs, net of accumulated
  amortization                                 924,000      1,011,600
                                           -----------   ------------
                                           $30,806,700    $33,667,400
                                           ===========   ============

LIABILITIES AND  SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                          $1,121,900     $1,346,200
  Securities sold, not yet purchased         1,187,400         19,200
  Accrued liabilities                        1,801,700      1,383,400
  Current portion of workers compensation
    liability                                  646,000        501,000
  Current portion of long-term debt            718,400        724,600
  Current portion of obligation under
    capital lease                               30,900         27,800
                                            ----------     ----------
    Total current liabilities                5,506,300      4,002,200

Deferred rent                                   47,500         15,800
Deposit liability                               31,300         14,800
Workers compensation benefit liability         469,800        345,200
Long-term debt                              17,470,700     19,523,000
Deferred gain                                1,240,300      1,311,100
Obligations under capital lease              2,279,800      2,310,800
                                            ----------     ----------
    Total liabilities                       27,045,700     27,522,900

Commitments and contingencies (Notes 4, 11)

Shareholders' equity:
  Preferred stock of $.01 par;
      authorized 10,000,000 shares;
      none issued                                    --             --
  Common stock of $.01 par;
      authorized 8,000,000 and
      4,000,000 shares;

      outstanding 3,706,200                     37,100         37,100
  Additional paid-in capital                 9,869,600      9,869,600
  Accumulated deficit                       (6,159,100)    (3,758,100)
  Accumulated other comprehensive
      income (loss)                             13,400         (4,100)
                                           -----------   ------------
             Total shareholders' equity      3,761,000      6,144,500
                                           -----------    -----------
                                           $30,806,700    $33,667,400
                                           ===========    ===========

See accompanying notes to consolidated financial statements.

FAMILY STEAK HOUSES OF FLORIDA, INC.
Consolidated Statements of Shareholders' Equity

For the Years Ended December 31, 2003, January 1, 2003 and January 2, 2002
                                                  Additional                   Accumulated Other
                           Common Stock            Paid-in     Accumulated      Comprehensive
                         Shares     Amount         Capital       Deficit        Income (loss)       Total
Balance,
  January 3, 2001       2,416,231   $24,200      $8,631,400     ($372,000)       ($513,900)      $7,769,700

Exercise of stock
  options                   7,200       100                                                             100

Directors' fees in the
  form of stock options                               5,300                                           5,300

Proceeds from
  rights offering         827,583     8,200         829,900                                         838,100

Comprehensive loss:
 Net loss                                                      (1,285,800)                       (1,285,800)

 Other comprehensive
   income:
  Unrealized losses
   on securities:
  Net unrealized
   holding losses
   arising during
   the period                                                                       28,500           28,500

 Less: reclassification
   adjustment for net
   losses included in net
   loss                                                                            486,700          486,700
                                                                                                 ----------
Total comprehensive loss                                                                           (770,600)
                        ---------   -------      ----------    -----------       ----------      ----------
Balance,
  January 2, 2002       3,251,014    32,500       9,466,600     (1,657,800)          1,300        7,842,600

Exercise of
  stock options            20,204       200                                                             200

Directors' fees in the
  form of stock options                              20,000                                          20,000

Proceeds from private
  placement               435,000     4,400         383,000                                         387,400

Comprehensive loss:
 Net loss                                                       (2,100,300)                      (2,100,300)

 Other comprehensive
  income:
  Unrealized losses on
   securities:
  Net unrealized holding
   gains arising during
   the period                                                                        11,900          11,900

 Less: reclassification
   adjustment for net
   losses included in net loss                                                      (17,300)        (17,300)
                                                                                                 ----------
Total comprehensive loss                                                                         (2,105,700)
                        ---------   -------      ----------    -----------       ----------      ----------
Balance,
  January 1, 2003       3,706,218    37,100       9,869,600     (3,758,100)          (4,100)      6,144,500

Comprehensive loss:
 Net loss                                                       (2,401,000)                      (2,401,100)

 Other comprehensive
   income:
  Unrealized losses
   on securities:
   Net unrealized
     holding losses
    arising during
    the period                                                                       17,500          17,500

 Less: reclassification
   adjustment for net losses
   included in net loss                                                                                  --
                                                                                                 ----------
Total comprehensive
  loss                                                                                           (2,383,500)
                        -----------------------------------------------------------------------------------
Balance,
  December 31, 2003     3,706,218   $37,100      $9,869,600    ($6,159,100)         $13,400      $3,761,000
                        =========   =======      ==========    ===========       ==========      ==========

See accompanying notes to consolidated financial statements.

Family Steak Houses of Florida, Inc.
Consolidated Statements of  Cash Flows
                                                For the Years Ended
                                               December 31,January 1,  January 2,
                                                  2003        2003        2002
Operating activities:
  Net loss                                ($2,401,000) ($2,100,300) ($1,285,800)
  Adjustments to reconcile
   net loss to net cash
      provided by operating activities:
      Depreciation and amortization         2,000,000   2,205,400   2,148,400
      Asset impairment charge                  63,100     987,700          --
      Directors' fees in the form of
        stock options                              --      20,000       5,300
      Investment loss (gain)                  330,600     (17,300)    486,700
      Amortization of loan fees                58,300      82,500      36,700
      Amortization of deferred gain           (70,800)   (106,400)
      Loss on disposition of equipment         17,200      67,300      93,900
      Decrease (increase) in:
           Receivables                         (5,200)     54,400     (66,800)
           Inventories                        (64,000)     83,400     (63,400)
           Prepaids and other current
             assets                          (127,600)    (88,500)   (104,800)
           Other assets                        (3,800)    (38,200)    (58,600)
      Increase (decrease) in:
           Accounts payable                  (224,300)   (225,100)    200,400
           Accrued liabilities                418,300    (264,700)   (221,900)
           Deferred revenue                    70,900           --          --
           Deferred rent                       31,700      15,800           --
           Deposit liability                   16,500      14,800           --
           Workers compensation
             liability                        269,600     131,500     123,100
                                           ----------  ----------  ----------
Net cash provided by operating activities     308,600     822,300   1,293,200
                                           ----------  ----------  ----------

Investing activities:
  Principal receipts on
    mortgages receivable                      342,000      13,400     172,000
  Purchases of investments                   (378,900)   (343,300)   (332,800)
  Proceeds from sales of investments          272,000     134,600   1,198,900
  Proceeds from securities sold
   not yet purchased                          988,600      24,300     135,800
  Proceeds from sale of property            1,796,000          --          --
Proceeds from sale of property
    held for sale                             304,300      32,600       3,000
  Capital expenditures                       (938,000) (2,006,000) (5,716,400)
                                           ----------  ----------  ----------
Net cash provided by (used in)
  investing activities                      2,386,000  (2,144,400) (4,539,500)
                                           ----------  ----------  ----------

Financing activities:
  Payments on long-term debt
    and obligation under capital lease     (2,086,400) (3,533,200)   (754,700)
  Proceeds from issuance of
    long-term debt                                 --   3,190,000   2,879,500
  Payment of debt issuance costs                   --     (74,500)         --
  Proceeds from sale - leaseback                   --   3,000,000          --
  Payment of sale - leaseback cost                 --    (151,300)         --
  Proceeds from rights offering, net               --          --     838,100
  Proceeds from investment margin debt             --          --    (165,100)
  Proceeds from the issuance of
    common stock                                   --     387,600         100
                                            ---------  ----------  ----------
Net cash (used in ) provided by
  financing activities                     (2,086,400)  2,818,600   2,797,900
                                           ----------  ----------  ----------

Net  increase (decrease) in cash
  and cash equivalents                        608,200   1,496,500    (448,400)
Cash and cash equivalents -
  beginning of year                         1,679,600     183,100     631,500
                                           ----------  ----------  ----------

Cash and cash equivalents -
  end of year                              $2,287,800  $1,679,600    $183,100
                                           ==========  ==========  ==========

Noncash investing and
  financing activities:
  Net change in unrealized
    gain (loss)                               $17,500    ($18,200)   $515,200
                                           ==========  ==========  ==========
  Transfer from assets held for
    sale to property                               $0    $361,600          $0
                                           ==========  ==========  ==========
  Transfer to assets held for sale
    from property                          $1,136,700          $0          $0
                                           ==========  ==========  ==========
  Capital lease under sale -
    leaseback refinance                            $0  $1,320,000          $0
                                           ==========  ==========  ==========

Supplemental disclosures of cash flow information:

   Cash paid during the year for interest  $1,682,200  $1,564,300  $1,814,000
                                           ==========  ==========  ==========

   Cash paid during the year for
     income taxes                                  $0          $0          $0
                                           ==========  ==========  ==========


See accompanying notes to consolidated financial statements.

FAMILY STEAK HOUSES OF FLORIDA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized under the laws of the State of Florida in September l985.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Steak House
Construction. All significant intercompany transactions and balances have been eliminated.

Fiscal Year

The fiscal year consists of a fifty-two or fifty-three week period ending on the Wednesday nearest to December 31. Fiscal years 2003, 2002 and 2001 consisted of fifty-two weeks.

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

Cash and Cash Equivalents

The Company has a cash management program that provides for the investment of excess cash balances in short-term investments.
These investments are stated at cost which approximates market value and consist of money market instruments and have maturities of three months or less.

Investments Available for Sale

The Company classifies its existing marketable equity securities as available for sale in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These securities are carried at fair market value, with unrealized gains and losses reported in shareholders' equity as a component of other comprehensive income (loss). Gains or losses on securities sold are based on the specific identification method. Proceeds from sales of these investments were $82,400, $134,600 and $1,198,900 in 2003, 2002 and 2001,
respectively. Gross gains of $33,400, $17,100 and $74,000 and gross losses of $7,300, $27,500 and $537,000 were realized on these sales in 2003, 2002 and 2001 respectively.

Securities Sold, Not Yet Purchased

A primary investment strategy used by the Company in 2003 consisted of short-selling of securities, which results in obligations to purchase securities at a later date. As of December 31, 2003, the Company's total obligation for these securities sold not yet purchased was $1,187,400, compared to $19,200 at January 1, 2003.

Certificate of Deposit

Certificates of deposit are stated at cost.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of food items, ingredients and supplies.

Property and Equipment

Property and equipment are stated at cost. Maintenance, repairs and betterments which do not enhance the value of or increase the life of the assets are expensed as incurred. Depreciation is provided for financial reporting purposes principally on the straight-line method over the following estimated lives: buildings and improvements - 25 years, land improvements - 25 years and equipment - 3 to 8 years. Leasehold improvements are amortized over the life of the related lease, or the life of the asset, whichever is less.

Interest expense from the GE Capital loans is capitalized to the extent that such proceeds are used for the construction of new restaurants. Interest costs of approximately $0, $3,900 and $53,400 were capitalized in 2003, 2002 and 2001, respectively.

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

Property Held for Sale

Property held for sale at December 31, 2003 and January 1, 2003 consisted of three restaurant properties stated at the lower of cost or estimated net realizable value, and two restaurant properties and an outparcel respectively stated at the lower of cost or estimated net realizable value.

Other Assets

Other assets consist principally of deferred charges, which are amortized on a straight-line basis. Deferred charges and related amortization periods are as follows: financing costs - term of the related loan, and initial franchise rights - 40 years for 2003 and 2002, 18 months beginning in 2004.

The gross carrying amount of the deferred financing costs was $924,000 and $931,200 as of December 31, 2003 and January 1, 2003, respectively. Accumulated amortization related to financing costs was $216,500 and $168,900 as of December 31, 2003 and January 1, 2003, respectively. Amortization expense was $58,300 and $39,500 for 2003 and 2002, respectively. Amortization expense for each of the next five years is expected to be $48,100.

The gross carrying amount of the initial franchise rights was $354,700 and $384,700 as of December 31, 2003 and January 1, 2003, respectively. Accumulated amortization related to initial franchise rights was $179,800 and $186,700 as of December 31, 2003 and January 1, 2003, respectively. Amortization expense was $23,500 and $10,900 for 2003 and 2002, respectively. The Company will amortize the remaining franchise rights asset over the eighteen month conversion period allowed by the Amended Franchise Agreement (see Note 4 to the Financial Statements).

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

Earnings Per Share

Basic earnings per share for fiscal years 2003, 2002 and 2001 were computed based on the weighted average number of common shares outstanding. Diluted earnings per share for those years have been computed based on the weighted average number of common shares outstanding, giving effect to all dilutive potential common shares that were outstanding during the respective year. Dilutive shares are represented by shares under option and stock warrants. Due to the Company's net losses in fiscal years 2003, 2002 and 2001, all potentially dilutive securities are antidilutive and have been excluded from the computation of diluted earnings per share.

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

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". Pursuance to the disclosure requirements of SFAS 148, the following table provides an expanded reconciliation for all periods presented:

                                      2003          2002           2001
                                  ------------  -----------    ------------
Net loss, as reported             $(2,401,000)  $(2,100,300)   $(1,285,800)
Add: Stock based compensation
  expense included in net
  income, net of tax
Deduct: Total stock-based
  compensation expense
  determined under fair value,
  net of tax                          (12,400)      (12,400)       (14,800)
                                  ------------  ------------      ---------
Pro forma net loss                $(2,413,400)  $(2,112,700)   $(1,300,600)
                                  ============  ============      =========
Earnings per share - basic
  and diluted
  As reported                     $     (0.65)  $     (0.59)      $  (0.49)
  Pro forma                       $     (0.65)  $     (0.59)      $  (0.49)

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform to the 2003 presentation.

New Accounting Standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement requires entities to record the cost of any legal obligation for the retirement of tangible long-lived assets in the period in which it is incurred. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company adopted the standard effective January 2, 2003. The adoption of SFAS 143 did not have a material effect on the Company's financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Disposal Activities". Under SFAS 146, liabilities for costs associated with a plan to dispose of an asset or to exit a business activity must be recognized in the period in which the costs are incurred. SFAS 146 was effective for disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a significant impact on its financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for annual periods ending after December 15, 2002 and interim periods beginning after December 31, 2002. The Company has adopted the amendments to SFAS 123 disclosure provisions required under SFAS 148, but will continue to use intrinsic value method under APB 25 to account for stock-based compensation as allowed by SFAS 140.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. It also clarifies (for guarantees issued after January 1, 2003) that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee. At December 31, 2003, the Company does not have any significant guarantees. The Company adopted the disclosure requirements of FIN 45 for the fiscal year ended January 1, 2003, and the recognition provisions effective January 2, 2003.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This statement amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", primarily to clarify the meaning of an initial net investment and the meaning of underlying as used in SFAS 133. The Statement also describes characteristics of a derivative that contains financing components. SFAS No. 149 is effective for contracts modified or entered into after June 30, 2003 and hedging relationships designated after June 30, 2003. The Company adopted the standard on July 1, 2003. There was no impact on the Company's financial condition, results of operations or cash flows resulting from adoption.

In May, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This statement establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, but if none, is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has not entered into or modified any financial instruments with characteristics outlined in the statement. The Company adopted the standard on July 3, 2003. There has been no impact on the Company's financial condition, results of operations or cash flows upon adoption.

NOTE 2.  CLOSED RESTAURANT COSTS

The Company closed a restaurant in Apopka, Florida in October 2003 and listed it for sale. As of December 31, 2003, the Company had three closed restaurants. The total book value of the three closed restaurants as of December 31, 2003 was $2,288,800, which is included in property held for sale. As of January 1, 2003, the Company had two closed restaurants with a book value of $1,504,800 included in property held for sale. Costs incurred to close restaurants and continuing losses incurred to maintain the closed restaurants in 2003, 2002 and 2001 were $105,600, $190,300 and $141,200, respectively.

NOTE 3.  ASSET IMPAIRMENT CHARGES

In accordance with SFAS 144, the Company recognized asset impairment charges of $63,100, $987,700 and $0 in 2003, 2002 and 2001, respectively. The charges in 2003 resulted from a review of the estimated disposal value of one closed restaurant. The charges in 2002 related to two closed restaurants and a third restaurant where the Company sub-leased the restaurant to another restaurant operator.

NOTE 4.  FRANCHISE AGREEMENT

The Company operates its Ryan's restaurants under a franchise agreement between the Company and the Franchisor dated September 16, 1987, which amended and consolidated all previous franchise agreements (as amended, the "Franchise Agreement"). In December 2003, the Company entered into an amendment (the "Amendment") to the Franchise Agreement to terminate the Franchise Agreement by June 2005. The Amendment requires the Company to convert a specific number of its Ryan's restaurants each quarter to a new name and logo, beginning the first quarter of 2004, and requires all of the Ryan's restaurants to be converted by June 2005. As soon as each Ryan's restaurant is converted, franchise fees are no longer payable to the Franchisor for that converted restaurant.

     The Amendment requires the Company to pay a monthly franchise fee of 4.0% of the gross receipts of each restaurant operating under the name of Ryan's. Total franchise fee expenses were $1,494,400, $1,681,600 and $1,260,300 for fiscal years
2003, 2002 and 2001, respectively.

     The following schedule outlines the number of Ryan's restaurants required to be converted to another name by the Company at each quarter-end under the Amendment. Failure to convert the cumulative required number of restaurants at any quarter-end date results in a higher franchise fee on the restaurants still using the Ryan's name. Failure to convert all of the restaurants by June 30, 2005 is a default under the Franchise Agreement in the event of which the franchisor has the right to require the Company to cease using the Ryan's name immediately.


                                    Cumulated Number of
                                  Restaurants Required to
End of Fiscal Quarter                 be Converted

March 31, 2004                               3
June 30, 2004                                5
September 30, 2004                           8
December 31, 2004                           11
March 31, 2005                              14
June 30, 2005                               18

The Company is ahead of this schedule for the first quarter of 2004, having converted three restaurants by February 2004. However, the Company's ability to convert the remaining restaurants depends on factors that may be beyond management's control, such as its ability to raise capital for the Whistle Junction remodels, obtaining building permits, the operating results of the converted restaurants and the resulting impact on the Company's cash flow and other variable factors.

Note 5.  ACCRUED LIABILITIES

Accrued liabilities are summarized as follows:
                               December 31,    January 1,
                                   2003           2003
                               ----------     ----------
Property taxes                   $479,300        $41,800
Payroll and payroll taxes         577,900        602,300
Other                             744,500        739,300
                               ----------     ----------
                               $1,801,700     $1,383,400
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

The State of Florida Division of Workers' Compensation ("the Division") requires self-insured companies to pledge collateral in favor of the Division in an amount sufficient to cover the Company's projected outstanding liability. In compliance with this requirement, in July 2003 the Company provided a $1 million letter of credit to the Division with an expiration date of July 1, 2004. Based upon the Bank's evaluation of the Company's credit and to avoid collateratization requirements, the letter of credit is guaranteed on behalf of the Company by Bisco Industries, Inc. ("Bisco"). The Chairman of the Company's Board of Directors, Glen F. Ceiley, is the President of Bisco.


Note 7.  LONG-TERM DEBT

Long-term debt is summarized as follows:
                                              December 31,    January 1,
                                                 2003           2003
                                              -----------    -------------
Collateralized notes payable to GE Capital
Franchise Finance Corporation, monthly
principal and interest payments totaling
$185,300, interest at thirty-day LIBOR rate
+3.75% (with various minimum interest rates
ranging from 4.9% - 8.5%)                    $18,189,100    $20,247,600

Less current portion                            (718,400)      (724,600)
                                            ------------    ------------
                                             $17,470,700    $19,523,000
                                            ============    ============


Total maturities of long-term debt are as follows:

2004                  $  718,400
2005                     777,700
2006                     837,600
2007                     902,200
2008                     969,300
Thereafter            13,983,900
                     -----------
                     $18,189,100
                     ===========

Beginning in December 1996, the Company entered into a series of loan agreements with FFCA Mortgage Corporation, (now known as GE Capital). The Company used the proceeds of the GE Capital loans primarily to refinance its debt and to fund construction of restaurants. As of December 31, 2003, the outstanding balance due under the Company's various loans with GE Capital was $18,189,100. The weighted average interest rate for the GE Capital loans is 7.37% at December 31, 2003.

The GE Capital loan agreements contain various restrictions on fixed charge coverage ratios, determined both on aggregate and individual restaurant levels. As of December 31, 2003, the Company was not in compliance with the debt covenant related to the fixed charge coverage ratio requirement for one particular loan pool. The Company has obtained an agreement of forbearance from GE Capital that waives the fixed coverage ratio restriction at December 31, 2003. The Company is in compliance with all other debt covenants at December 31, 2003.

NOTE 8.  INCOME TAXES

Income taxes for the years ended December 31, 2003, January 1,
2003 and January 2, 2002 differ from the amount computed by applying the federal statutory corporate rate to earnings before income taxes.

The differences are reconciled as follows:

                                 2003            2002             2001
                              ----------     ----------       -----------
Income tax benefit at
statutory rate                 $(816,300)     $(714,100)        $(437,200)
Increase (decrease) in taxes
due to:
State tax net of
  Federal benefit                (87,200)       (76,200)         (46,600)
  Change in deferred tax
  asset valuation allowance      903,500        790,300          476,200
  Other                              ---            ---            7,600
                              ----------     ----------       -----------
Income tax benefit            $      ---     $      ---       $      ---
                              ==========     ==========       ===========

The components of deferred taxes at December 31, 2003 and

January 1, 2003 are summarized below:
                                        December 31, 2003       January 1, 2003
                                         ----------------       ---------------
Deferred tax assets:
   Net operating loss                     $   2,097,200          $   1,373,500
   Federal and state tax credits                589,100                589,200
   Accruals not currently deductible            440,800                323,500
   Excess tax over book basis:
      Asset valuation reserve                   366,500                578,600
      Property held for sale                          0                167,300
   Unrealized loss on investments                     0                  1,500
   Capital loss carryforward                    146,400                      0
   Unearned revenue, previously taxed           493,400                520,100
                                         ---------------        ---------------
                                              4,133,400              3,553,700
   Valuation allowance                       (3,116,700)            (2,406,700)
                                         ---------------        ---------------
   Total deferred tax assets                  1,016,700              1,147,000
                                         ---------------        ---------------
Deferred tax liabilities:
   Excess of tax over book depreciation
   and amortization                             548,600              1,147,000
Excess of book over tax basis:
   Property held for sale                       463,000                      0
   Unrealized gain on investments                 5,100                      0
                                         --------------         --------------
Total deferred tax liabilities                1,016,700              1,147,000
                                         ---------------        ---------------
Net deferred taxes                         $        ---          $         ---
                                         ===============        ===============

At December 31, 2003, the Company's federal and state tax credit was comprised of $49,000 in general business credits which expire in 2013 and alternative minimum tax credits of $540,200 which have no expiration date. Additionally, at December 31, 2003, the Company has Federal net operating losses of $5,427,000, which begin expiring in 2018 and State net operating losses of $6,938,600 which begin expiring in 2012.

NOTE 9.  COMMON SHAREHOLDERS' EQUITY

Earnings per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for net loss and net loss attributable to common shareholders:

                                  2003                               2002                                 2001
                                  ----                               ----                                 ----
                 Net Loss       Shares       Per     Net Loss      Shares        Per    Net Loss      Shares     Per
                (Numerator)  (Denominator) Share   (Numerator) (Denominator)  Share  (Numerator)  (Denominator) Share
                -----------   ------------- -----  ------------ -------------  -----  ----------   ------------  -----
Basic EPS:
  Net loss
  available to
  common
  shareholders $(2,401,100)  3,706,200   $(0.65) $(2,100,300)  3,567,800   $(0.59) $(1,285,800) 2,631,700    $(0.49)
                                         =======                            =======                          =======
Effect of
Dilutive
Securities
Stock Options
Warrants

Diluted EPS:
  Net loss
  available
  to common
  shareholders
  plus assumed
  conversions  $(2,401,100)  3,706,200   $(0.65) $(2,100,300)  3,567,800   $(0.59) $(1,285,800) 2,631,700   $(0.49)
                                         =======                            =======                          =======

For the years ended December 31, 2003, January 1, 2003 and January 2, 2002, stock options totaling 0, 3,300 shares and 1,200 shares respectively, were excluded from the computation of diluted earnings per share due to their antidilutive effect.

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

The Company applies the intrinsic value method of APB 25 to account for its stock plans. Accordingly, the Company is
30
adopting the disclosure requirements of SFAS 148, effective for the fiscal year ending December 31, 2003, which requires presentation of pro forma net income and earnings per share information. See Stock-Based Compensation in NOTE 1 - Significant Accounting Policies.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. No employee stock options were granted in 2003, 2002 or 2001.

The following table summarizes the changes in the total number of stock option shares outstanding during the three years ended
December 31, 2003.

--------------------------------------------------------------------------------------------------------------
                                         2003                       2002                       2001
                            ----------------------------------------------------------------------------------
                             Options  Weighted Average  Options  Weighted Average  Options   Weighted Average
                                       Exercise Price             Exercise Price              Exercise Price
--------------------------------------------------------------------------------------------------------------
Options outstanding at
  beginning of year          157,490        $2.07      183,840         $2.11       241,940        $2.15
Options granted                    0                    20,204           .01         7,200          .01
Options exercised                  0                   (20,204)          .01        (7,200)         .01
Options forfeited            (24,000)        2.36      (26,350)         2.35       (58,100)        2.27
                             --------                  --------                    -------
Options outstanding at
  end of year                133,490         2.02      157,490          2.07       183,840         2.11
                             ========                  ========                    =======
Options exercisable at
  end of year                129,915         2.04      142,340          2.15       151,640         2.28
                            ========                  ========                    =======
Weighted average fair value
  of options granted during
  the year                  $  ---                    $   ---                         ---
Common shares reserved for
  future grants at end
  of year                    200,000                   268,900                     87,389
==============================================================================================================

The following table summarizes information about fixed stock options outstanding at December 31, 2003:

                                                                             Weighted Average
          Year         Exercise            Options          Options           Remaining Life
        Granted         Price            Outstanding      Exercisable            (In years)
          1994            1.25              8,850            8,850                  1.0
          1995            3.75             14,740           14,740                  1.7
          1995            2.00              7,500            7,500                  1.7
          1996            2.81             10,400           10,400                  3.0
          1997            3.28             12,600           12,600                  4.0
          1998            1.00             15,800           15,800                  4.9
          1999            2.00             25,000           25,000                  5.8
          1999            1.50             24,300           24,300                  5.9
          2000            1.06             14,300           10,725                  7.0
                                          _______          _______
                                          133,490          129,915
                                          =======          =======

Remaining non-exercisable options as of December 31, 2003 become exercisable as follows:

               2004       3,575
                         ======

The Company's Board of Directors is authorized to set the various rights and preferences for the Company's Preferred Stock, including voting, conversion, dividend and liquidation rights and preferences, at the time shares of Preferred Stock are issued. As of December 31, 2003, there were no shares of Preferred Stock issued.

On October 1, 2001, the Company completed a Rights Offering ("the Offering") for its shareholders of record as of August 10, 2001. The Company raised $838,100 net of offering costs from the Offering, and issued 827,583 shares of common stock to shareholders exercising rights.

In April 2002, the Company completed a private placement with Bisco for 435,000 shares at $0.92 per share, which was based on the average closing price of the Company's common stock on the ten trading days prior to the sale. The Company used the $387,600 proceeds net of issuance costs,from this sale to fund remodels of several restaurants in 2002.

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

The profit sharing plan includes a 40l(k) feature by which employees can contribute, by payroll deduction only, a portion of their annual compensation not to exceed $12,000 in 2003.

The plan provides for a Company matching contribution of $.25 per dollar of the first 6% of employee contributions. The Company's matching contribution was $35,000 in 2003, $48,900 in 2002 and $45,000 in 2001. In 2003, employees vested in Company contributions based on the following schedule:

          Years of                Vesting
          Service               Percentage
          --------              ----------
         Less than 2                20%
             3                      40%
             4                      60%
             5                      80%
             6                     100%

NOTE 11.  COMMITMENTS AND CONTINGENCIES

Lease Obligations

At December 31, 2003, the Company is committed under the terms and conditions of real and personal property operating leases for minimum rentals aggregating $6,364,100 plus insurance, common area expenses and taxes. The Company has various renewal options on these leases covering periods of five to twenty years.

In September 1996, the Company entered into a twenty-year lease agreement with two five-year renewal options for a restaurant building. The total net book value of the assets covered by the lease amounted to $758,600 at December 31, 2003. Interest is computed at an annual rate of 10.65%.

In July 2002, the Company entered into a twenty-year lease agreement with two five-year renewal options for a restaurant building. The total net book value of the assets covered by the lease amounted to $1,221,000 at December 31, 2003. Interest is computed at an annual rate of 10.74%.

In August 2002, the Company entered into a fifteen-year lease agreement with two ten-year renewal options for a restaurant building scheduled to open in April 2004.

Future minimum lease obligations under non-cancelable capital leases and operating leases consist of the following as of December 31, 2003:

------------------------------------------------------------------------------------------------
                                                         Capital               Operating
                                                          Leases                Leases
------------------------------------------------------------------------------------------------
2004                                                    $274,400               $599,500
2005                                                     274,400                528,800
2006                                                     279,600                522,800
2007                                                     297,200                498,100
2008                                                     297,200                394,700
Future years                                           3,630,400              3,820,200
                                                      ----------             ----------
Total minimum lease payments                           5,053,200              6,364,100

Amount representing interest                          (2,742,500)
                                                      ----------
Present value of net minimum payments                  2,310,700
Current portion                                          (30,900)
                                                      ----------
Long-term capital lease obligations                   $2,279,800
                                                      ==========

Rental expense for operating leases for the years ended December
31, 2003, January 1, 2003 and January 2, 2002 was $516,900,
$488,400 and $550,500, respectively.

The Company has entered into two lease agreements in which it is leasing or sub-leasing two of its restaurant locations to a third party. The following table shows the future minimum rentals receivable under non-cancelable operating leases in effect at year-end 2003:

2004                            $  131,100
2005                               131,100
2006                               131,100
2007                               135,800
2008                               140,400
Future years                       554,300
                                ----------
                                $1,223,800
                                ==========

Rental income from leases was $146,100 and $60,500 for 2003 and 2002, respectively.

Legal Matters

The Company, in the normal course of business, is subject to occasional legal proceedings. However, there are no material pending legal proceedings to which the Company, or any of its subsidiaries, is a party or to which any of their properties are subject; nor are there material proceedings known to be contemplated by any governmental authority; nor are there material proceedings known to the Company, pending or contemplated, in which any director, officer, affiliate or any principal security holder of the Company or any associate of the foregoing is a party or has an interest adverse to the Company.

NOTE 12.  QUARTERLY CONSOLIDATED FINANCIAL DATA (Unaudited)

Following is a summary of the quarterly results of operations for the years ended December 31, 2003 and January 1, 2003:

                                   Fiscal Quarter
$ In thousands,         First    Second   Third    Fourth     Total
except per share
amounts:

2003:
Sales                 $ 10,728  $ 9,567 $ 8,559  $ 8,529    $ 37,384
Earnings (loss) from
   operations              319       (3)   (276)    (592)       (626)
Net earnings (loss)        (55)    (394)   (768)  (1,183)     (2,401)
Basic earnings (loss)
   per share              (.02)    (.11)   (.21)    (.32)       (.65)
Diluted earnings (loss)
   per share              (.02)    (.11)   (.21)    (.32)       (.65)

2002:
Sales                 $ 12,535 $ 10,795 $ 9,526  $ 9,194     $ 42,050
Earnings (loss) from
   operations              893       97    (253)  (1,259)(1)    (522)
Net earnings (loss)        514     (299)   (654)  (1,661)     (2,100)
Basic earnings (loss)
   per share               .16     (.08)   (.18)    (.45)       (.59)
Diluted earnings (loss)
   per share               .16     (.08)   (.18)    (.45)       (.59)


(1) During the quarter ended January 1, 2003, the Company recorded an asset impairment charge of $728,000 relating to one closed restaurant and one restaurant under lease.
(2) During the quarter ended December 31, 2003, the
Company recorded an asset impairment charge of $63,100 related to a closed restaurant.
(3) During the quarter ended December 31, 2003, the
Company increased it's workers' compensation liability by approximately $274,000.

NOTE 13. FAIR VALUE OF FINANCIAL INSTRUMENTS

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

NOTE 14.  COMPANY LIQUIDITY

The sufficiency of the Company's cash to fund operations and necessary capital maintenance items will depend on, among other things, improvements in same store sales results, the status of the Company's efforts to sell properties held for sale and the favorable results from remodels to the new concepts.

The Company's ability to complete the remodels will be contingent on its ability to locate sufficient financing. It is estimated that financing will need to be secured for remodels of seven restaurants, at an average estimated cost of $225,000 each.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Family Steak Houses of Florida, Inc.

We have audited the accompanying consolidated balance sheets of Family Steak Houses of Florida, Inc. and subsidiary as of December 31, 2003 and January 1, 2003 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Family Steak Houses of Florida, Inc. and subsidiary as of December 31, 2003 and January 1, 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.


Deloitte & Touche LLP
Certified Public Accountants
Jacksonville, Florida
March 19, 2004

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

Family Steak Houses of Florida, Inc.

Corporate Listing

Corporate Officers and Directors     Independent Certified Public Accountants
Edward B. Alexander                  Deloitte & Touche LLP
President, COO                       Suite 2801, Independent Square
                                     One Independent Drive
                                     Jacksonville, FL  32202-5034
Steve Catanzaro
Director
                                     General Counsel
                                     McGuire Woods
Glen F. Ceiley                       50 North Laura Street, Suite 3300
Chairman of the Board                P.O. Box 4099
President & CEO,                     Jacksonville, FL  32201
Bisco Industries, Inc.

Jay Conzen                           Transfer Agent / Rights Agent
Director                             Mellon Shareholder Services
President,                           200 Galleria Parkway
Old Fashioned Kitchen, Inc.          Suite 1900
                                     Atlanta, GA  30339
William Means
Director                             Executive Office
Vice President of                    Family Steak Houses of Florida, Inc.
Information Services,                2113 Florida Boulevard
Bisco Industries, Inc.               Neptune Beach, FL 32266

Patrick Fekula                       Form 10-K
Vice President                       A copy of the Company's Annual
                                     Report on Form 10-K for fiscal 2003,
                                     as filed with the Securities and
                                     Exchange Commission, may be obtained
                                     without charge by writing to:
                                     Corporate Secretary
                                     Family Steak Houses of Florida, Inc.
                                     2113 Florida Boulevard
                                     Neptune Beach, FL  32266

Common Stock Data

The Company's common stock is traded on the Over the Counter Bulletin Board ("OTCBB") under the trading symbol "RYFL". The Company's stock was delisted from the Nasdaq SmallCap Market in 2003. As of February 25, 2004, there were 2,200 shareholders of record, not including individuals holding shares in street names. The closing sale price for the Company's stock on February 25, 2004 was $.78.

The Company has never paid cash dividends on its common stock and does not expect to pay any dividends in the next few years.
Management of the Company presently intends to retain all available funds for expansion of the business.

The quarterly high and low closing prices of the Company's common stock are as shown below:

                     Market Price of Common Stock
                    2003                        2002
Quarter       High         Low           High          Low
First        $.60         $.33          $1.02         $.90
Second        .51          .30           1.08          .80
Third         .69          .37           1.06          .83
Fourth        .80          .56            .82          .48

{FLORIDA MAP}







RYAN'S LOCATIONS


H Headquarters
* Brooksville (1)
* Daytona Beach (1)
* Deland (1)
* Gainesville (1)
* Jacksonville (1)
* Lake City (1)
* Lakeland (2)
* Melbourne (1)
* Ocala (1)
* Orlando (1)
* St. Cloud (1)
* Tallahassee (1)
* Tampa (3)
* Titusville (1)
* Winter Haven (1)
                                 41