Form 10-K/A, Exhibit 13
period 2003-12-31
FAMILY STEAK HOUSES OF FLORIDA INC
filed 2004-05-28
CIK 784539

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


                                                                              Percentage

                                                                             Change Versus

                                                                              Prior Year
                                                                        ------------------------
                                                                         2003              2002
                                                                          vs                vs
                                   2003        2002        2001          2002              2001
                                 ----------- ----------- -----------    -------------------------
Sales                            $37,384,000 $42,050,300 $42,053,500     (11.1%)            0.0%
                                 =========== =========== ===========    ==========      =========
                                                                                Net Change
                                                                              In Percentage
                                                                        -------------------------
                                                                         2003              2002
                                          Percent of Sales                vs                vs
                                   2003        2002        2001          2002              2001
                                 -----------------------------------    -------------------------
Vending Revenue                    0.6%        0.5%        0.5%          0.1%              0.0%
                                 --------    -------     -------        ---------        --------
Costs and expenses:

   Operating expenses             91.3%       89.0%       89.0%          2.3               0.0
   General and administrative
    expenses                       6.2         5.7         6.0           0.5              (0.3)
   Franchise fees                  4.0         4.0         3.0           0.0               1.0
   Asset Valuation Charge          0.2         2.4         ---          (2.2)              2.4
   Loss on store closings and
    disposition of equipment       0.5         0.6         0.5          (0.1)              0.1
                                 --------    -------     -------        ---------        --------
                                 102.2       101.7        98.5           0.5               3.2
                                 --------    -------     -------        ---------        --------

    Earnings (loss) from
     operations                   (1.6)       (1.2)        2.0          (0.5)             (3.2)

Investment (loss) income          (0.9)        ---        (1.2)         (0.9)              1.2
Interest and other income          0.7         0.4         0.2           0.3               0.2
Interest expense                  (4.6)       (4.2)       (4.1)         (0.4)             (0.1)
                                 --------    -------     -------        ---------        --------

Loss before income taxes          (6.4)       (5.0)       (3.1)         (1.4)             (1.9)
Income tax benefit                 ---         ---         ---           ---               ---
                                 --------    -------     -------        ---------        --------

   Net Loss                       (6.4)%      (5.0)%      (3.1)%        (1.4)             (1.9)%
                                 ========    =======     =======        =========        ========

Operating expenses:
  Food and beverage               38.1%       37.4%       37.9%          0.7%             (0.5)%
  Payroll and benefits            31.2        30.2        29.9           1.0               0.3
  Depreciation and amortization    5.3         5.2         5.1           0.1               0.1
  Other operating expenses        16.7        16.2        16.1           0.5               0.1
                                 --------    -------     -------        ---------        --------
                                  91.3%       89.0%       89.0%          2.3%             (0.0)%
                                 ========    =======     =======        =========        ========

Restaurants open at end of year     18          22          23
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

The following schedule summarizes contractual obligations and other contractual commitments as of December 31, 2003:

                                                  Payments due by Period
Contractual Obligations     Total         2004     2005-2006   2007-2008    Thereafter
------------------------ -----------   ----------  ----------  ----------  -----------
Long-term debt           $18,189,200     $718,400  $1,615,300  $1,871,500  $13,984,000
Capital leases             5,053,200      274,400     554,000     594,400    3,630,400
Operating leases           6,364,100      599,500   1,051,600     892,800    3,820,200
                         -----------   ----------  ----------  ----------  -----------
Total contractual cash
  obligations            $29,606,500   $1,592,300  $3,220,900  $3,358,700  $21,434,600
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

FAMILY STEAK HOUSES OF FLORIDA, INC.
Consolidated Statements of Shareholders' Equity

For the Years Ended December 31, 2003, January 1, 2003 and January 2, 2002
                                                  Additional                   Accumulated Other
                           Common Stock            Paid-in     Accumulated      Comprehensive
                         Shares     Amount         Capital       Deficit        Income (loss)       Total
Balance,
  January 3, 2001       2,416,231   $24,200      $8,631,400     ($372,000)       ($513,900)      $7,769,700

Exercise of stock
  options                   7,200       100                                                             100

Directors' fees in the
  form of stock options                               5,300                                           5,300

Proceeds from
  rights offering         827,583     8,200         829,900                                         838,100

Comprehensive loss:
 Net loss                                                      (1,285,800)                       (1,285,800)

 Other comprehensive
   income:
  Unrealized losses
   on securities:
  Net unrealized
   holding losses
   arising during
   the period                                                                       28,500           28,500

 Less: reclassification
   adjustment for net
   losses included in net
   loss                                                                            486,700          486,700
                                                                                                 ----------
Total comprehensive loss                                                                           (770,600)
                        ---------   -------      ----------    -----------       ----------      ----------
Balance,
  January 2, 2002       3,251,014    32,500       9,466,600     (1,657,800)          1,300        7,842,600

Exercise of
  stock options            20,204       200                                                             200

Directors' fees in the
  form of stock options                              20,000                                          20,000

Proceeds from private
  placement               435,000     4,400         383,000                                         387,400

Comprehensive loss:
 Net loss                                                       (2,100,300)                      (2,100,300)

 Other comprehensive
  income:
  Unrealized losses on
   securities:
  Net unrealized holding
   gains arising during
   the period                                                                        11,900          11,900

 Less: reclassification
   adjustment for net
   losses included in net loss                                                      (17,300)        (17,300)
                                                                                                 ----------
Total comprehensive loss                                                                         (2,105,700)
                        ---------   -------      ----------    -----------       ----------      ----------
Balance,
  January 1, 2003       3,706,218    37,100       9,869,600     (3,758,100)          (4,100)      6,144,500

Comprehensive loss:
 Net loss                                                       (2,401,000)                      (2,401,000)

 Other comprehensive
   income:
  Unrealized losses
   on securities:
   Net unrealized
     holding losses
    arising during
    the period                                                                       17,500          17,500

 Less: reclassification
   adjustment for net losses
   included in net loss                                                                                  --
                                                                                                 ----------
Total comprehensive
  loss                                                                                           (2,383,500)
                        -----------------------------------------------------------------------------------
Balance,
  December 31, 2003     3,706,218   $37,100      $9,869,600    ($6,159,100)         $13,400      $3,761,000
                        =========   =======      ==========    ===========       ==========      ==========

See accompanying notes to consolidated financial statements.

Family Steak Houses of Florida, Inc.
Consolidated Statements of  Cash Flows
                                                For the Years Ended
                                               December 31,January 1,  January 2,
                                                  2003        2003        2002
Operating activities:
  Net loss                                ($2,401,000) ($2,100,300) ($1,285,800)
  Adjustments to reconcile
   net loss to net cash
      provided by operating activities:
      Depreciation and amortization         1,990,500   2,205,400   2,148,400
      Asset impairment charge                  63,100     987,700          --
      Directors' fees in the form of
        stock options                              --      20,000       5,300
      Investment loss (gain)                  330,600     (17,300)    486,700
      Amortization of loan fees                58,300      82,500      36,700
      Amortization of deferred gain           (70,800)   (106,400)
      Loss on disposition of equipment         26,700      67,300      93,900
      Decrease (increase) in:
           Receivables                         (5,200)     54,400     (66,800)
           Inventories                        (64,000)     83,400     (63,400)
           Prepaids and other current
             assets                          (127,600)    (88,500)   (104,800)
           Other assets                        (3,800)    (38,200)    (58,600)
      Increase (decrease) in:
           Accounts payable                  (224,300)   (225,100)    200,400
           Accrued liabilities                418,300    (264,700)   (221,900)
           Deferred rent                       31,700      15,800           --
           Deposit liability                   16,500      14,800           --
           Workers compensation
             liability                        269,600     131,500     123,100
                                           ----------  ----------  ----------
Net cash provided by operating activities     308,600     822,300   1,293,200
                                           ----------  ----------  ----------

Investing activities:
  Principal receipts on
    mortgages receivable                      342,000      13,400     172,000
  Purchases of investments                   (378,900)   (343,300)   (332,800)
  Proceeds from sales of investments          272,000     134,600   1,198,900
  Proceeds from securities sold
   not yet purchased                          988,600      24,300     135,800
  Proceeds from sale of property            1,796,000          --          --
Proceeds from sale of property
    held for sale                             304,300      32,600       3,000
  Capital expenditures                       (938,000) (2,006,000) (5,716,400)
                                           ----------  ----------  ----------
Net cash provided by (used in)
  investing activities                      2,386,000  (2,144,400) (4,539,500)
                                           ----------  ----------  ----------

Financing activities:
  Payments on long-term debt
    and obligation under capital lease     (2,086,400) (3,533,200)   (754,700)
  Proceeds from issuance of
    long-term debt                                 --   3,190,000   2,879,500
  Payment of debt issuance costs                   --     (74,500)         --
  Proceeds from sale - leaseback                   --   3,000,000          --
  Payment of sale - leaseback cost                 --    (151,300)         --
  Proceeds from rights offering, net               --          --     838,100
  Proceeds from investment margin debt             --          --    (165,100)
  Proceeds from the issuance of
    common stock                                   --     387,600         100
                                            ---------  ----------  ----------
Net cash (used in ) provided by
  financing activities                     (2,086,400)  2,818,600   2,797,900
                                           ----------  ----------  ----------

Net  increase (decrease) in cash
  and cash equivalents                        608,200   1,496,500    (448,400)
Cash and cash equivalents -
  beginning of year                         1,679,600     183,100     631,500
                                           ----------  ----------  ----------

Cash and cash equivalents -
  end of year                              $2,287,800  $1,679,600    $183,100
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

Property Held for Sale

Property held for sale at December 31, 2003 and January 1, 2003 consisted of three restaurant properties and two restaurant properties and an outparcel respectively stated at the lower of cost or estimated net realizable value.

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

NOTE 3.  ASSET IMPAIRMENT CHARGES

In accordance with SFAS 144, the Company recognized asset impairment charges of $63,100 and $987,700 in 2003 and 2002, respectively. The charges in 2003 resulted from a review of the estimated disposal value of one closed restaurant. The charges in 2002 related to two closed restaurants and a third restaurant where the Company sub-leased the restaurant to another restaurant operator.

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

NOTE 9.  COMMON SHAREHOLDERS' EQUITY

Earnings per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for net loss and net loss attributable to common shareholders:

                                  2003                               2002                                 2001
                                  ----                               ----                                 ----
                 Net Loss       Shares       Per     Net Loss      Shares        Per    Net Loss      Shares     Per
                (Numerator)  (Denominator) Share   (Numerator) (Denominator)  Share  (Numerator)  (Denominator) Share
                -----------   ------------- -----  ------------ -------------  -----  ----------   ------------  -----
Basic EPS:
  Net loss
  available to
  common
  shareholders $(2,401,000)  3,706,200   $(0.65) $(2,100,300)  3,567,800   $(0.59) $(1,285,800) 2,631,700    $(0.49)
                                         =======                            =======                          =======
Effect of
Dilutive
Securities
Stock Options
Warrants

Diluted EPS:
  Net loss
  available
  to common
  shareholders
  plus assumed
  conversions  $(2,401,000)  3,706,200   $(0.65) $(2,100,300)  3,567,800   $(0.59) $(1,285,800) 2,631,700   $(0.49)
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

The Company applies the intrinsic value method of APB 25 to account for its stock plans. Accordingly, the Company had adopted the disclosure requirements of SFAS 148, effective for the fiscal year beginning January 1, 2003, which requires presentation of pro forma net income and earnings per share information. See Stock-Based Compensation in NOTE 1 - Significant Accounting Policies.

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