Form 10-K, Exhibit 13
period 2004-12-29
EACO CORP
filed 2005-04-01
CIK 784539

Exhibit 13.01

EACO CORPORATION

CORPORATE PROFILE

About The Company

EACO Corporation (the "Company") was incorporated under the laws of the State of Florida in September of 1985.

Currently, the Company operates seventeen restaurants in the state of Florida. The restaurants are family-oriented buffet restaurants serving high quality, reasonably priced food in a casual atmosphere with server-assisted service. The restaurants feature self-service scatter bars with a variety of over 100 fruit, vegetable and meat entree items, bakery and dessert bar, drink refills and table service. Several restaurants feature a display cooking area, where guests can have grilled-to-order steaks, chicken, pork chops and other items, all of which is included in the price of the all-you-can-eat buffet.

Since the beginning of its operations, the Company has been the sole franchisee for Ryan's Family Steak House restaurants in the state of Florida. In December 2003, the Company entered into an agreement with Ryan's Family Steakhouses, Inc. ("Ryan's" or "Franchisor") to convert all of the restaurants operated by the Company into a different name and concept by June 2005. Prior to June 2005, the Company plans to convert all of its restaurants into one of two new names and concepts, either "Whistle Junction" or "Florida Buffet," based on a variety of relevant factors. The operations of all converted restaurants will maintain the current buffet format, but after the conversion will include enhancements to each restaurant's building, service and menu. Whistle Junction restaurants will also feature several high quality "signature dish" items, and offer beer and wine.

Restaurant Locations (As of March 1, 2005):

Whistle Junction      Florida Buffet        Ryan's

Jacksonville          Melbourne             Lakeland
Tampa                 Daytona Beach         Winter Haven
Orlando               Lake City             Orlando
Deland                Ocala                 Titusville
Brooksville           Lakeland              St. Cloud
                      Tampa
                      Gainesville

To Our Shareholders:

2004 was an exciting year of transition for the Company. We began the process of converting our restaurants from Ryan's to our new concepts, Whistle Junction and Florida Buffet. Our first conversion to Whistle Junction in March was a huge success, exceeding our highest expectations. Our first Whistle Junction restaurant exceeded its previous all-time sales record as a Ryan's in its first week open as a Whistle Junction restaurant, more than doubling its same-store sales. Although not all of the Whistle Junctions have performed at this level, in general we have been pleased with the results of these conversions.

By the end of 2004, we had completed conversions of three restaurants to Whistle Junction, built a new Whistle Junction in Orlando, and converted eight locations to Florida Buffet. One of our initial concerns going into the conversion process was our future ability to build sales without the name recognition we had enjoyed as Ryan's restaurants. Our initial concerns were quickly relieved, as we achieved a same-store sales increase of 6.7% for the year. Each time we convert a Ryan's restaurant to one of our new concepts, the royalty fee of 4% of sales payable under our franchise agreement to Ryan's for that restaurant is eliminated for that location, improving our profitability. We plan to complete conversion on all of our restaurants by June 2005. This will save us over $1 million per year in royalty fees.

We made great progress in disposing of unproductive assets in 2004. We sold four restaurants, three of which had been closed for several years. In addition, we closed another under-performing leased restaurant. This allowed us to pay off debt of $1.8 million, and eliminate losses from those restaurants. The combination of eliminating unproductive assets and remodeling all of our remaining restaurants leaves us with a strong core of restaurants for the future.

The success of our transition has generated a lot of interest in the Company. In late February 2005, this led to an offer from a restaurant operating group to purchase sixteen of the Company's restaurants at a price we believe is very favorable to our shareholders. The Board of Directors approved the offer, and we have entered into an asset purchase agreement, subject to the buyer's due diligence. If this transaction is completed, EACO Corporation's book value and cash position will be enhanced, and we will look for new opportunities to move the Company forward. If not, we are still excited about growing the Whistle Junction concept.

We look forward to another year of progress in 2005. We completed a financing transaction on December 30, 2004 (the first day of our new fiscal year), which will provide the cash to complete our remodels. As of March 1, 2005, we have already converted another Whistle Junction and a Florida Buffet, with positive initial results on both. Our transition of the Company's business is almost complete, and we are confident in the Company's future. We are working hard to return the Company to profitability and build shareholder value.

Thanks for your continuing support.



Sincerely,

Edward B. Alexander
President

EACO CORPORATION

Five Year Financial Summary
                                    2004     2003      2002    2001      2000(1)
-------------------------------------------------------------------------------
Selected Income Statement Data:          (in thousands, except per share data)
Revenues:
  Sales                            $37,586  $37,384  $42,050  $42,054   $39,960
  Vending income                       214      208      192      210       232

                                   -------  -------  -------   -------  -------
                                    37,800   37,592   42,242   42,264    40,192
Cost and expenses:
  Food and beverage                 14,249   14,252   15,696   15,938    15,469
  Payroll and benefits              11,751   11,678   12,713   12,582    11,306
  Depreciation and amortization      1,976    1,991    2,205    2,148     2,061
  Other operating expenses           6,218    6,211    6,826    6,754     6,217
  General and administrative
    expenses                         2,205    2,317    2,396    2,540     2,445
  Franchise fees                     1,112    1,494    1,682    1,260     1,198
  Asset valuation charge               594       63      988       --       190
  Loss on store closings and
    disposition of equipment            91      133      258      214        87
                                    ------  -------  -------  -------   -------
                                    38,196   38,139   42,764   41,437    38,973
                                    ------  -------  -------  -------   -------

Earnings (loss) from operations       (396)    (547)    (522)     827     1,219
Investment (loss) income                11     (331)      17     (487)      487
Interest and other income               94      213      168      100       157
Interest expense                    (1,741)  (1,736)  (1,763)  (1,726)   (1,910)
                                    ------  -------  -------  -------   -------

Loss before income taxes            (2,032)  (2,401)  (2,100)  (1,286)      (47)
Income taxes                            --       --       --       --        --
                                    ------  -------  -------  -------   -------
Net loss                           $(2,032) $(2,401) $(2,100) $(1,286)     $(47)
Undeclared cumulative preferred
  stock dividend                       (19)      --       --       --        --
                                    ------  -------  -------  -------  --------
Net loss available for basic and
  diluted loss per share            (2,051)  (2,401)  (2,100)  (1,286)      (47)
                                    ======  =======  =======  =======  ========

Basic loss per share                $(0.53)  $(0.65)  $(0.59)  $(0.49)   $(0.02)
                                    ------  -------  -------  -------   -------

Diluted loss earnings per share     $(0.53)  $(0.65)  $(0.59)  $(0.49)   $(0.02)
                                    ======  =======  ========  =======  =======

Selected Balance Sheet Data:
Land and net property and
  equipment                        $25,868  $24,352  $28,347  $29,582   $26,356
Total assets                        27,789   30,807   33,667   34,261    31,627
Long-term debt                      14,774   17,471   19,523   19,903    17,869
Current portion of long-term debt      917      718      725      663       566
Shareholders' equity                 2,752    3,761    6,145    7,843     7,770
Selected Operating Data :
Current ratio                          0.2      0.6      0.7      0.2       0.4
Working capital (deficit)          $(3,535) $(2,274) $(1,208) $(4,528)  $(2,781)
Cash provided by operating
  activities                           786      309      822    1,293     1,937
Property and equipment additions     3,080      937    2,006    5,716     3,648
-------------------------------------------------------------------------------
 (1)  Fifty-three week period.

                                4

EACO CORPORATION

Management's Discussion and Analysis
of Financial Condition and Results

Shown for the years indicated are (i) items in the statements of operations as a percent of total sales, (ii) operating expense items in the statements of operations as a percent of sales and (iii) the number of restaurants open at the end of each year.

                                                                              Percentage
                                                                             Change Versus
                                                                              Prior Year
                                                                        ------------------------
                                                                         2004              2003
                                                                          vs                vs
                                   2004        2003        2002          2003              2002
                                 ----------- ----------- -----------    -------------------------
Sales                            $37,585,600 $37,384,000 $42,050,300       .5%            (11.1%)
                                 =========== =========== ===========    ==========      =========
                                                                                Net Change
                                                                              In Percentage
                                                                        -------------------------
                                                                         2004              2003
                                          Percent of Sales                vs                vs
                                   2004        2003        2002          2003              2002
                                 -----------------------------------    -------------------------
Vending Revenue                    0.6%        0.6%        0.5%          0.0%              0.1%
                                 --------    -------     -------        ---------        --------
Costs and expenses:

   Operating expenses             91.0%       91.3%       89.0%         (0.3)              2.3
   General and administrative
    expenses                       5.9         6.2         5.7          (0.3)              0.5
   Franchise fees                  3.0         4.0         4.0          (1.0)              0.0
   Asset valuation charge          1.6         0.2         2.4           1.4              (2.2)
   Loss on store closings and
    disposition of equipment       0.2         0.5         0.6          (0.3)             (0.1)
                                 --------    -------     -------        ---------        --------
                                 101.7       102.2       101.7          (0.5)              0.5
                                 --------    -------     -------        ---------        --------

    Loss from operations          (1.1)       (1.6)       (1.2)          0.5              (0.5)

Investment (loss) income           ---        (0.9)        ---           0.9              (0.9)
Interest and other income          0.3         0.7         0.4          (0.4)              0.3
Interest expense                  (4.6)       (4.6)       (4.2)          0.0              (0.4)
                                 --------    -------     -------        ---------        --------

Loss before income taxes          (5.4)       (6.4)       (5.0)          1.0              (1.4)
Income tax benefit                 ---         ---         ---           ---               ---
                                 --------    -------     -------        ---------        --------

   Net Loss                       (5.4)       (6.4)       (5.0)          1.0              (1.4)
                                 ========    =======     =======        =========        ========

Operating expenses:
  Food and beverage               37.9%       38.1%       37.4%         (0.2)%             0.7%
  Payroll and benefits            31.3        31.2        30.2           0.1               1.0
  Depreciation and amortization    5.3         5.3         5.2           0.0               0.1
  Other operating expenses        16.5        16.7        16.2          (0.2)              0.5
                                 --------    -------     -------        ---------        --------
                                  91.0%       91.3%       89.0%         (0.3)%             2.3%
                                 ========    =======     =======        =========        ========

Restaurants open at end of year     17          18          22
                                 ========    =======     =======

                                5

RESULTS OF OPERATIONS

2004 Compared to 2003

Total sales increased 0.5% to $37,585,600 in 2004 from $37,384,000 in 2003. The increase was due to incremental sales from a new restaurant opened in 2004 and an increase in same-store sales of 6.7% discussed below, offset by the closure and sale of one restaurant in October 2004, and the temporary closure for remodel of several restaurants during 2004.

Same-store sales (average unit sales in restaurants that have been open for at least 18 months and operating during comparable weeks during the current and prior year) for 2004 increased 6.7% from the same period in 2003, compared to a decrease of 5.3% from 2003 as compared to 2002. The increase in same-store sales was primarily due to increases at two restaurants remodeled to the Company's new Whistle Junction concept.

The operating expenses of the Company's restaurants include food and beverage, payroll and benefits, depreciation and amortization, and other operating expenses, which include repairs, maintenance, utilities, supplies, advertising, insurance, property taxes, rents and licenses. In total, food and beverage, payroll and benefits, depreciation and amortization and other operating expenses as a percentage of sales decreased to 91.0% in 2004 from 91.3% in 2003.

Food and beverage costs as a percentage of sales decreased to 37.9% in 2004 from 38.1% in 2003, primarily due to menu price increases implemented by the Company. Payroll and benefits as a percentage of sales increased to 31.3% in 2004 from 31.2% in 2003. Other operating expenses as a percentage of sales decreased to 16.5% in 2004 from 16.7% in 2003, primarily due to improved operational efficiencies, created by the increase in same-store sales since a portion of these costs are fixed.

Depreciation and amortization as a percentage of sales was 5.3% in 2004 and 2003. General and administrative expenses decreased to 5.9% of sales in 2004 from 6.2% in 2003 due to a reduction in personnel.

The Company recognized an asset impairment charge of $594,200 in 2004 in accordance with Statement of Financial Accounting Standards No. 144, ("SFAS 144") "Accounting for the Impairment of or Disposal of Long-Lived Assets". The charges were based upon a financial review of all Company-owned restaurants and applied to one closed restaurant. The Company recognized an asset impairment charge of $63,100 in 2003.

The Company sometimes invests a portion of its available cash in marketable securities. The Company maintains an investment account to effect these transactions. Investments are made based on a combination of fundamental and technical analysis primarily using a value-based investment approach. The holding period for investments usually ranges from 60 days to 24 months. Management occasionally purchases marketable securities using margin debt. In determining whether to engage in transactions on margin, management evaluates the risk of the proposed transaction and the relative returns offered thereby. If the market value of securities purchased on margin were to decline below certain levels, the Company would be required to use additional cash from its operating account to fund a margin call in its investment account. Management reviews the status of the investment account on a regular basis and analyzes such margin positions and adjusts purchase and sale transactions as necessary to ensure such margin calls are not likely.

The results for 2004 included net realized gains of $10,500 from the sale of marketable securities, compared to net realized losses of $330,600 in 2003. As of the end of 2004, all of the Company's cash has been invested in the Company's operations.

Interest expense increased to $1,741,300 in 2004 from $1,735,800 during 2003, due primarily to interest from a new capital lease begun in 2004.

The effective income tax rate for the years ended December 29, 2004 and December 31, 2003 was 0.0%. An increase in the valuation allowance in deferred tax assets for 2004 and 2003 resulted in the lower than statutory effective rates for those years.

Net loss for 2004 was $2,031,600, compared to $2,401,000 in 2003. Loss per share was $.53 for 2004, compared to $.65 in 2003.

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

In total, food and beverage, payroll and benefits, depreciation and amortization and other operating expenses as a percentage of sales increased to 91.3% in 2003 from 89.0% in 2002. Food and beverage costs as a percentage of sales increased to 38.1% in 2003 from 37.4% in 2002, primarily due to menu enhancements implemented and higher beef prices in 2003. Payroll and benefits as a percentage of sales increased to 31.2% in 2003 from 30.2% in 2002, primarily due to increases in workers' compensation expense, based on the results of an actuarial review of the Company's claim liability. Other operating expenses as a percentage of sales increased to 16.7% in 2003 from 16.2% in 2002, primarily due to increased property insurance and utility costs.

Depreciation and amortization increased as a percentage of sales to 5.3% in 2003 from 5.2% in 2002. General and administrative expenses as a percentage of sales increased to 6.2% in 2003 from 5.7% in 2002, primarily due to the decline in same-store sales and the addition of a district supervisor position in 2003.

The Company recognized an asset impairment charge of $63,100 in 2003 in accordance with SFAS 144. The charge was based upon a financial review of all Company-owned restaurants and applied to one closed restaurant, for which the Company entered into a sales contract in February 2004. The Company recognized asset impairment charges of $987,700 in 2002.

As described above, the Company sometimes invests a portion of its available cash in marketable securities. A primary investment strategy used by the Company in 2003 consisted of short-selling of securities, which results in obligations to purchase securities at a later date. As of December 31, 2003, the Company's total obligation for these securities sold not yet purchased was $1,187,400, compared to $19,200 at January 1, 2003. The results for the year 2003 include realized losses from the sale of marketable securities of $330,600, compared to realized gains of $17,300 in 2002.

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

Net loss for 2003 was $2,401,000, compared to $2,100,300 in 2002. Loss per share was $.65 for 2003, compared to $.59 in 2002.

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

At December 29, 2004, the Company had a working capital deficit of $3,527,000 compared to a working capital deficit of $2,274,400 at December 31, 2003. The increase in the working capital deficit in 2004 was primarily due to operating losses incurred in 2004.

Cash provided by operating activities increased to $786,300 in 2004 from $308,600 in 2003, primarily due to a decrease in the net loss. Cash provided by operating activities decreased to $308,600 in 2003 from $822,300 in 2002, due to timing differences in the payments of accounts payable, workers' compensation and accrued liabilities.

On December 30, 2004 (the day after the Company's fiscal year end), the Company completed a sale leaseback financing for $2.6 million, which netted the Company approximately $1.3 million cash. The Company projects this will provide sufficient cash to complete all of its remaining required remodels.

The Company has incurred operating losses each year since 1997. In preparing the Company's business plan for 2005, management considered a number of factors to determine that adequate cash resources will be available to meet all liquidity needs for the year 2005. Those factors included planned improvement in cash provided from operating activities, which was $786,300 in 2004, from the projected reduction in franchise fees in 2005 of approximately $900,000 and the elimination of losses from closed restaurants estimated at approximately $400,000. The plan also includes continued focus on improving sales at existing stores and managing controllable costs at both the store and corporate levels. Management believes the cash to be provided from operating activities combined with the completed sale leaseback financing transaction discussed below will provide sufficient cash for the Company to meet its operational needs, debt service requirements and capital improvement needs for 2005.

The Company spent $3,080,200 in 2004, $938,000 in 2003 and
$2,006,000 in 2002 for new restaurant construction, restaurant remodeling and equipment. Capital expenditures for 2005, based on present costs and plans for capital improvements, are estimated to be $1.5 million. This amount is based on budgeted expenditures for remodeling of seven restaurants to the Company's new concepts and normal recurring equipment purchases and minor building improvements ("Capital Maintenance Items"). The Company believes it has sufficient funds for these expenditures as described below.

Management estimates the cost of opening any future new restaurants to be approximately $2,900,000. To the extent the Company decides to open new restaurants or remodel its existing restaurants to its new concept in 2005 and beyond, management plans to fund any new restaurant construction either by GE Capital funding, sale leaseback financing, developer-funded leases, refinancing existing restaurants, or attempting to get additional financing from other lenders. The Company's ability to open new restaurants is also dependent upon its ability to identify suitable locations at acceptable prices, and upon certain other factors beyond its control, such as obtaining building permits from various government agencies. The sufficiency of the Company's cash to fund operations and necessary Capital Maintenance Items will depend primarily on cash provided by operating activities.

Current plans call for the Company to convert all of its remaining stores to either the Whistle Junction concept or the Florida Buffet concept by June 30, 2005. As of December 29, 2004, seven stores remain to be converted. Company management estimates that total funds required to accomplish the conversion of all seven restaurants to be approximately $1,350,000. On December 30, 2004, the Company completed a sale leaseback financing for $2.6 million, which netted the Company approximately $1.3 million in cash after payment of debt and closing expenses. This will provide sufficient cash to complete the remodels, barring any significant declines in cash generated by operations.

In June 2004, the Company sold 145,833 shares of its Common Stock directly to Bisco Industries, Inc. Profit Sharing and Savings Plan for a total purchase price of $175,000 cash. In September 2004, the Company sold 36,000 shares of the Company's newly authorized Series A Cumulative Convertible Preferred Stock at a price of $25 per share for a total purchase price of $900,000 cash. The Preferred Stock was sold to the Company's Chairman.

In July 2002, the Company completed a sale leaseback transaction to refinance one of its restaurants in Tampa, Florida. The Company sold the property for $3.0 million and paid off its existing mortgage of approximately $1.1 million on the property. The leaseback of the building was accounted for as a capital lease and the leaseback of the land is accounted for as an operating lease, with the deferred gain on the sale being recognized over the twenty-year life of the lease. The lease agreement requires annual payments of $330,000, with increases of 10% every five years. Management used the proceeds of the transaction to fund a portion of the construction of a new restaurant in 2004.

In April 2002, the Company completed a private placement with Bisco for 435,000 shares at $0.92 per share, which was based on the average closing price of the Company's common stock on the ten trading days prior to the sale. The Company used the $400,200 proceeds from this sale to fund remodels of several restaurants in 2002.

The Company has entered into a series of loan agreements with GE
Capital. As of December 29, 2004, the outstanding balance due under the Company's various loans with GE Capital was $15,691,200. The weighted average interest rate for the GE
Capital loans is 7.47%.

In 2004, the Company paid franchise fees of 4% of gross sales for Ryan's restaurants only. Total franchise fees paid in 2004 were $1,112,000. As the Company converts each restaurant from Ryan's to its new concepts, no franchise fees are paid on those converted restaurants, which will improve the Company's cash flow. All franchise fees will be eliminated by the end of June 2005.

The Company sold four restaurants in 2004, resulting in total net proceeds of $3,144,500. The Company used these proceeds to pay off mortgages on the four restaurants totaling approximately $1,816,000. Total net gains on sales of property in 2004 were $62,700.

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

The following schedule summarizes contractual obligations and other contractual commitments as of December 29, 2004:

                                                  Payments due by Period
Contractual Obligations     Total         2005     2006-2007   2008-2009    Thereafter
------------------------ -----------   ----------  ----------  ----------  -----------
Long-term debt           $15,691,200     $917,200  $2,052,100  $2,339,300  $10,382,600
Capital leases         (1) 8,119,800      480,000     982,900   1,032,200    5,624,700
Operating leases           6,594,400      514,100     975,400     753,400    4,351,500
                         -----------   ----------  ----------  ----------  -----------
Total contractual cash
  obligations            $30,405,400   $1,911,300  $4,010,400  $4,124,900  $20,358,800
                         ===========   ==========  ==========  ==========  ===========

(1) Includes interest expense payable under capital leases.

Recent Developments

On December 30, 2004, the Company completed a sale leaseback financing for $2.6 million, which netted the Company approximately $1.3 million in cash after payment of debt and closing expenses. This will provide sufficient cash to complete the remaining remodels to the Company's new concepts.

On February 23, 2005, the Company announced that it had entered into an asset purchase agreement under which it would sell sixteen of its seventeen restaurants to Banner Buffets, LLC ("Buyer"). The total purchase price for the restaurant businesses, premises, equipment and other assets used in restaurant operations will be $29,950,000, $25,950,000 in cash at closing and a promissory note for $4 million. The note is secured by restaurant equipment valued at less than $1 million. At the present time, the Company does not have sufficient information to evaluate the true value of the $4 million note. The Buyer would also assume obligations under capital leases of approximately $6 million.

The Buyer had a 30-day due diligence period which ended March 24, 2005, during which it could have terminated the transaction if its review revealed any information that could have a material adverse effect on its ability to consummate the transaction that could not be cured prior to the closing. It did not notify the Company that its review revealed any such information. As of the date of this filing, the Buyer had not provided evidence that it had obtained financing to complete the transaction. The transaction is subject to shareholder approval. It is expected that the transaction would close in late April, assuming all contingencies are satisfied. If the transaction does close, EACO Corporation would continue to exist with limited business operations, and the Company plans to seek out other business opportunities.

IMPACT OF INFLATION

Costs of food, beverage, and labor are the expenses most affected by inflation in the Company's business. Although inflation in recent years has been low and accordingly has not had a significant impact on the Company, there can be no assurance that inflation will not increase and impact the Company in the future. A significant portion of the Company's employees are paid by the federally established statutory minimum wage. In November 2004, an increased minimum wage from $5.15 to $6.15 was approved for the State of Florida, effective May 2, 2005. The Company estimates that this will result in a significant increase in payroll expense once this new law is effective. The Company has typically been able to increase its menu prices to cover most of the payroll rate increases; however, management is not certain whether the Company will be successful in increasing menu prices sufficiently to offset the labor cost increase resulting from the minimum wage increase. Annual sales price increases have consistently ranged from 1.0% to 3.0%.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates. For its cash and cash equivalents, investments and mortgages receivables, a change in interest rates affects the amount of interest income that can be earned. For its debt instruments, a change in interest rates affects the amount of interest expense incurred.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates.

                          2005       2006       2007       2008      2009      Thereafter      Total
                      -------------------------------------------------------------------------------
Assets
Certificates of deposit
at fixed interest rates  $300,000                                                             $300,000
Weighted average
interest rate               1.75%

Liabilities
Notes payable at
variable interest rate   $917,200  $987,900 $1,064,200 $1,143,800 $1,195,500  $10,382,600  $15,691,200
Weighted average
interest rate                7.4%      7.4%       7.4%      7.4%       7.4%         7.4%
Long-term capital
leases at fixed
interest rate             $77,300   $89,300   $117,700  $138,700   $169,700   $3,430,600    $4,018,700
Weighted average
interest rate               10.3%     10.3%      10.3%     10.3%      10.3%        10.3%

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE.

There have been no changes in and disagreements with accountants on accounting and financial disclosure.

EACO CORPORATION

                       Consolidated Statements of Operations

                                                   For the Years Ended
                                           ------------------------------------
                                            December 29, December 31,  January 1,
                                                2004        2003         2003
-------------------------------------------------------------------------------
Revenues:
  Sales                                    $37,585,600  $37,384,000  $42,050,300
  Vending revenue                              213,900      208,100      192,200
                                           -----------  -----------  -----------
    Total revenues                          37,799,500   37,592,100   42,242,500
                                           -----------  -----------  -----------
Costs and expenses:
  Food and beverage                         14,249,100   14,251,900   15,696,500
  Payroll and benefits                      11,750,500   11,678,100   12,712,800
  Depreciation and amortization              1,975,700    1,990,500    2,205,300
  Other operating expenses                   6,218,400    6,252,100    6,826,600
  General and administrative expenses        2,205,000    2,317,300    2,396,000
  Franchise fees                             1,112,000    1,494,400    1,681,600
  Asset valuation charge                       594,200       63,100      987,700
  Loss on store closings and
    disposition of equipment                    90,800      133,000      257,600
                                           -----------  -----------  -----------
      Total costs and expenses              38,195,700   38,180,400   42,764,100
                                           -----------  -----------  -----------
         Loss from operations                 (396,200)    (588,300)    (521,600)
Investment (loss) income                        10,500     (330,600)      17,300
Interest and other income                       95,400      253,700      167,400
Interest expense                            (1,741,300)  (1,735,800)  (1,763,400)
                                           -----------  -----------  -----------
         Loss before income taxes           (2,031,600)  (2,401,000)  (2,100,300)
         Income tax benefit                         --          --           --
                                           -----------  -----------  -----------
         Net loss                          ($2,031,600) ($2,401,000) ($2,100,300)
         Undeclared cumulative preferred
           Stock dividend                      (19,100)          --           --
                                           -----------  -----------  -----------
         Net loss available for basic
           and diluted loss per share      ($2,050,700) ($2,401,000) ($2,100,300)
                                           ===========  ===========  ===========
Basic loss per share                             ($.53)      ($0.65)      ($0.59)
                                           ===========  ===========  ===========
Diluted loss per share                           ($.53)      ($0.65)      ($0.59)
                                           ===========  ===========  ===========

See accompanying notes to consolidated financial statements.

EACO CORPORATION

Consolidated Balance Sheets
                                          December 29,     December 31,
                                              2004           2003
                                           -----------   ------------
ASSETS
Current assets:
  Cash and cash equivalents                 $  151,100     $2,287,800
  Investments-available for sale                    --         32,600
  Receivables                                   81,300        110,600
  Inventories                                  235,200        300,400
  Prepaid and other current assets             426,800        500,500
                                           -----------   ------------
    Total current assets                       894,400      3,231,900

Certificate of deposit-held to maturity        300,000         10,000

Property and equipment:
  Land                                       6,967,200      7,310,000
  Buildings and improvements                24,933,100     22,858,000
  Equipment                                 11,880,000     11,509,200
  Construction in progress                     138,800        388,300
                                           -----------   ------------
                                            43,919,100     42,065,500
  Accumulated depreciation                 (18,051,600)   (17,713,500)
                                           -----------   ------------
          Net property and equipment        25,867,500     24,352,000

Property held for sale                              --      2,288,800
Other assets, principally deferred
  financing costs, net of accumulated
  amortization                                 727,100        924,000
                                           -----------   ------------
                                           $27,789,000    $30,806,700
                                           ===========   ============
LIABILITIES AND  SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                          $1,079,400     $1,121,900
  Securities sold, not yet purchased                --      1,187,400
  Accrued liabilities                        1,778,000      1,801,700
  Current portion of workers compensation
    liability                                  569,500        646,000
  Current portion of long-term debt            917,200        718,400
  Current portion of obligation under
    capital lease                               77,300         30,900
                                            ----------     ----------
    Total current liabilities                4,421,400      5,506,300

Deferred rent                                   79,200         47,500
Deposit liability                               23,300         31,300
Workers compensation liability                 628,500        469,800
Long-term debt                              14,774,000     17,470,700
Deferred gain                                1,169,400      1,240,300
Obligations under capital lease              3,941,400      2,279,800
                                            ----------     ----------
    Total liabilities                       25,037,200     27,045,700

Commitments and contingencies (Notes 4, 11)
Shareholders' equity:
  Preferred stock of $.01 par;
      authorized 10,000,000 shares;
      outstanding 36,000 shares at
      December 29, 2004 (liquidation
      value $900,000)                              400             --
  Common stock of $.01 par;
      authorized 8,000,000 shares;
      outstanding 3,881,899
        and 3,706,218 shares at
        December 29, 2004 and
        December 31, 2003                       38,800         37,100
  Additional paid-in capital                10,903,300      9,869,600
  Accumulated deficit                       (8,190,700)    (6,159,100)
  Accumulated other comprehensive
      income                                        --         13,400
                                           -----------   ------------
             Total shareholders' equity      2,751,800      3,761,000
                                           -----------    -----------
                                           $27,789,000    $30,806,700
                                           ===========    ===========

See accompanying notes to consolidated financial statements.
17

EACO CORPORATION

Consolidated Statements of Shareholders' Equity

For the Years Ended December 29, 2004, December 31,2003 and January 1, 2003
                            Preferred           Common      Additional                   Accumulated Other
                              Stock              Stock        Paid-in     Accumulated      Comprehensive
                        Shares    Amount   Shares    Amount  Capital       Deficit        Income (loss)   Total
Balance,
  January 2, 2002           0         $0  3,251,014 $32,500 $9,466,600   $(1,657,800)       $1,300  $7,842,600
Exercise of
  stock options                              20,204     200                                                200
Directors' fees in the
  form of stock options                                         20,000                                  20,000
Proceeds from private
  placement                                 435,000   4,400    383,000                                 387,400
Comprehensive loss:
  Net loss                                                                (2,100,300)               (2,100,300)
  Other comprehensive
  income:
    Unrealized losses on
    securities:
    Net unrealized holding
    gains arising during
    the period                                                                               11,900      11,900
    Less: reclassification
      adjustment for net
     losses included in net loss                                                           (17,300)    (17,300)
                                                                                                    ----------
Total comprehensive loss                                                                            (2,105,700)
                        ------    -------  ---------  ------  ---------   -----------      -------- ----------
Balance,
  January 1, 2003           0           0  3,706,218  37,100  9,869,600   (3,758,100)       (4,100)  6,144,500
Comprehensive loss:
  Net loss                                                                (2,401,000)               (2,401,000)
  Other comprehensive
    income:
    Unrealized losses
      on securities:
    Net unrealized
      holding losses
      arising during
      the period                                                                             17,500     17,500
                                                                                                    ----------
Total comprehensive
  loss                                                                                              (2,383,500)
                        -----    -------  ---------  ------  ---------   -----------      -------- -----------
Balance,
  December 31, 2003         0          0  3,706,218   37,100  9,869,600   (6,159,100)        13,400  3,761,000
Exercise of stock
  options                                    29,848      300                                               300
Directors' fees in the
  form of stock options                                          20,000                                 20,000
Proceeds from
  private placement                        145,833     1,400    173,600                                175,000
Sale of
  preferred stock      36,000       400                         899,600                                900,000
Expenses of preferred
  stock issuance                                                (53,000)                               (53,000)
Preferred stock
  dividend                                                       (6,500)                                (6,500)
Comprehensive loss:
  Net loss                                                                (2,031,600)               (2,031,600)
  Other comprehensive income:
    Unrealized losses
      on securities:
    Less: reclassification
      adjustment for net
      losses included in net
      loss                                                                                  (13,400)   (13,400)

Total comprehensive loss                                                                            (2,045,000)
                        -----    -------  ---------  ------  ---------   -----------      -------- -----------
Balance,
  December 29, 2004    36,000      $400   3,881,899  $38,800 $10,903,300 $(8,190,700)           $0  $2,751,800
                       ======    =======  =========  ======  =========   ===========      ======== ===========
See accompanying notes to consolidated financial statements.

EACO CORPORATION

Consolidated Statements of Cash Flows
                                                              For the Years Ended
                                                       December 29, December 31, January 1,
                                                           2004        2003        2003
Operating activities:
  Net loss                                           ($2,031,600) ($2,401,000) ($2,100,300)
  Adjustments to reconcile net loss to net cash
   provided by operating activities:
   Depreciation and amortization                       1,975,400    1,990,500    2,205,400
   Asset impairment charge                               594,200       63,100      987,700
   Directors' fees in the form of stock options           20,000           --       20,000
   Investment loss (gain)                                 (7,000)     330,600      (17,300)
   Amortization of loan fees                              84,400       58,300       82,500
   Amortization of deferred gain                         (70,900)     (70,800)    (106,400)
   Loss on disposition of assets held
   for sale and other property                            29,000       26,700       67,300
   Decrease (increase) in:
      Receivables                                         29,300       (5,200)      54,400
      Inventories                                         65,200      (64,000)      83,400
      Prepaids and other current assets                   81,400     (127,600)     (88,500)
      Other assets                                       (22,800)      (3,800)     (38,200)
   Decrease (increase) in:
      Accounts payable                                   (42,500)    (224,300)    (225,100)
      Accrued liabilities                                (23,700)     418,300     (264,700)
      Deferred rent                                       31,700       31,700       15,800
      Deposit liability                                   (8,000)      16,500       14,800
      Workers compensation liability                      82,200      269,600      131,500
                                                      ----------   ----------   ----------
Net cash provided by operating activities                786,300      308,600      822,300
                                                      ----------   ----------   ----------
Investing activities:
  Principal receipts on mortgages receivable                  --      342,000       13,400
  Purchases of investments                            (1,704,600)    (378,900)    (343,300)
  Proceeds from sales of investments                     196,700      272,000      134,600
  Proceeds from securities sold not yet purchased         57,000      988,600       24,300
  Proceeds from sale of property                         900,000    1,796,000           --
  Expenses from sale of property held for sale          (183,000)          --           --
  Proceeds from sale of property held for sale         2,427,500      304,300       32,600
  Capital expenditures                                (3,080,200)    (938,000)  (2,006,000)
                                                      ----------   ----------   ----------
Net cash (used in) provided by investing activities   (1,386,600)   2,386,000   (2,144,400)
                                                      ----------   ----------   ----------
Financing activities:
  Payments on long-term debt
    and obligation under capital lease                (2,552,200)  (2,086,400)  (3,533,200)
  Proceeds from issuance of long-term debt                    --           --    3,190,000
  Payment of debt issuance costs                              --           --      (74,500)
  Proceeds from sale - leaseback                              --           --    3,000,000
  Payment of sale-leaseback cost                              --           --     (151,300)
  Proceeds from the issuance of preferred stock          900,000           --           --
  Expenses of preferred stock issuance                   (53,000)          --           --
  Preferred stock dividend paid                           (6,500)          --           --
  Proceeds from the issuance of common stock             175,300           --      387,600
                                                        ---------   ----------   ----------
Net cash (used in ) provided by financing activities  (1,536,400)  (2,086,400)   2,818,600
                                                      ----------   ----------   ----------
Net (decrease) increase in cash and cash equivalents  (2,136,700)     608,200    1,496,500
Cash and cash equivalents - beginning of year          2,287,800    1,679,600      183,100
                                                      ----------   ----------   ----------
Cash and cash equivalents - end of year                 $151,100   $2,287,800   $1,679,600
                                                      ==========   ==========   ==========
Noncash investing and financing activities:
  Net change in unrealized (loss) gain                   ($2,100)     $17,500     ($18,200)
                                                      ==========   ==========   ==========
  Transfer from assets held for sale to property              $0           $0     $361,600
                                                      ==========   ==========   ==========
  Transfer to assets held for sale from property              $0   $1,136,700            0
                                                      ==========   ==========   ==========
  Building acquired under capital lease               $1,762,300           $0   $1,320,000
                                                      ==========   ==========   ==========
Supplemental disclosures of cash flow information:
Cash paid during the year for interest                $1,671,000   $1,682,200   $1,564,300
                                                      ==========   ==========   ==========
Cash paid during the year for income taxes                    $0           $0           $0
                                                      ==========   ==========   ==========
See accompanying notes to consolidated financial statements.

EACO CORPORATION

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

Fiscal Year

The fiscal year consists of a fifty-two or fifty-three week period ending on the Wednesday nearest to December 31. Fiscal years 2004, 2003 and 2002 consisted of fifty-two weeks.

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

Securities." These securities are carried at fair market value, with unrealized gains and losses reported in shareholders' equity as a component of other comprehensive income (loss). Gains or losses on securities sold are based on the specific identification method. Proceeds from sales of these investments were $196,700, $272,000, and $134,600 in 2004, 2003 and 2002,
respectively. Gross gains of $25,000, $33,400 and $17,100 and gross losses of $0, $7,300 and $27,500 were realized on these sales in 2004, 2003 and 2002 respectively.

Securities Sold, Not Yet Purchased

A primary investment strategy used by the Company in 2003 and 2004 consisted of short-selling of securities, which results in obligations to purchase securities at a later date. As of December 29, 2004, the Company's total obligation for these securities sold not yet purchased was $0, compared to $1,187,400 at December 31, 2003.

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

Interest expense from the GE Capital loans is capitalized to the extent that such proceeds are used for the construction of new restaurants. Interest costs of approximately $0, $0, and $3,900 were capitalized in 2004, 2003 and 2002 respectively.

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

Property Held for Sale

Property held for sale at December 31, 2003 consisted of three restaurant properties and an outparcel stated at the lower of cost or estimated net realizable value. There was no remaining property held for sale at December 29, 2004.

Other Assets

Other assets consist principally of deferred charges, which are amortized on a straight-line basis. Deferred charges and related amortization periods are as follows: financing costs - term of the related loan, and initial franchise rights - 40 years for 2003 and 2002, 18 months beginning in 2004.

The gross carrying amount of the deferred financing costs was $878,400 and $924,000 as of December 29, 2004 and December 31, 2003, respectively. Accumulated amortization related to financing costs was $241,100 and $216,500 as of December 29, 2004 and December 31, 2003, respectively. Amortization expense was $84,300 and $58,300 for 2004 and 2003, respectively. The increase in 2004 was due to the write-off of financing costs related to repayment of debt on stores sold in 2004. Amortization expense for each of the next five years is expected to be $45,000.

The gross carrying amount of the initial franchise rights was $299,700 and $354,700 as of December 29, 2004 and December 31, 2003, respectively. Accumulated amortization related to initial franchise rights was $252,400 and $179,800 as of December 29, 2004 and December 31, 2003, respectively. Amortization expense was $127,600 and $23,500 for 2004 and 2003, respectively. The Company is amortizing the remaining franchise rights asset over the eighteen month conversion period allowed by the Amended Franchise Agreement (see Note 4 to the Financial Statements).

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

Earnings Per Share

Basic earnings per share for fiscal years 2004, 2003 and 2002 were computed based on the weighted average number of common shares outstanding. Diluted earnings per share for those years have been computed based on the weighted average number of common shares outstanding, giving effect to all dilutive potential common shares that were outstanding during the respective year. Dilutive shares are represented by shares under option and stock warrants. Due to the Company's net losses in fiscal years 2004, 2003 and 2002, all potentially dilutive securities are antidilutive and have been excluded from the computation of diluted earnings per share.

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

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". Pursuance to the disclosure requirements of SFAS 148, the following table provides an expanded reconciliation for all periods presented:

                                      2004          2003           2002
                                  ------------  -----------    ------------
Net loss, as reported             $(2,031,600)  $(2,401,000)   $(2,100,300)
Add: Stock based compensation
  expense included in net
  income, net of tax                   20,000            --         20,000
Deduct: Total stock-based
  compensation expense
  determined under fair value,
  net of tax                          (23,500)      (12,400)       (32,400)
                                  ------------  ------------      ---------
Pro forma net loss                $(2,035,100)  $(2,413,400)   $(2,112,700)
                                  ============  ============      =========
Earnings per share - basic
  and diluted
  As reported                     $     (0.53)  $     (0.65)      $  (0.59)
  Pro forma                       $     (0.53)  $     (0.65)      $  (0.59)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. No employee stock options were granted in 2004, 2003 or 2002.

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform to the 2004 presentation.

New Accounting Standards

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Disposal Activities". Under SFAS 146, liabilities for costs associated with a plan to dispose of an asset or to exit a business activity must be recognized in the period in which the costs are incurred. SFAS 146 was effective for disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a significant impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation costs will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award.

SFAS No. 123(R) replaces FASB SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The effective date of SFAS No. 123(R) is for interim periods beginning after June 15, 2005.

NOTE 2.  COMPANY LIQUIDITY

The Company has incurred operating losses each year since 1997. In preparing the Company's business plan for 2005, management considered a number of factors to determine that adequate cash resources will be available to meet all liquidity needs for the year 2005. Those factors included planned improvement in cash provided from operating activities, which was $786,300 in 2004, from the projected reduction in franchise fees in 2005 of approximately $900,000 and the elimination of losses from closed restaurants estimated at approximately $400,000. The plan also includes continued focus on improving sales at existing stores and managing controllable costs at both the store and corporate levels. Management believes the cash to be provided from operating activities combined with the completed sale leaseback financing transaction discussed below will provide sufficient cash for the Company to meet its operational needs, debt service requirements and capital improvement needs for 2005.

NOTE 3.  CLOSED RESTAURANT COSTS

The Company sold all of its closed restaurants in 2004. Costs incurred to close restaurants and construction incurred to maintain the closed restaurants in 2004, 2003 and 2002 were $63,300, $105,600 and $190,300, respectively.

NOTE 4.  ASSET IMPAIRMENT CHARGES

In accordance with SFAS 144, the Company recognized asset impairment charges of $594,200, $63,100 and $987,700 in 2004,
2003 and 2002, respectively. The charges in 2004 resulted from closure of one leased restaurant. The charges in 2003 related to one closed restaurant. The charges in 2002 related to two closed restaurants and a third restaurant where the Company sub-leased the restaurant to another restaurant operator.

NOTE 5.  FRANCHISE AGREEMENT

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

The Amendment requires the Company to pay a monthly franchise fee of 4.0% of the gross receipts of each restaurant operating under the name of Ryan's. Total franchise fee expenses were $1,112,000, $1,494,400 and $1,681,600 for fiscal years 2004,
2003 and 2002, respectively.

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

                                    Cumulated Number of
                                  Restaurants Required to
End of Quarter                         be Converted

December 31, 2004                           11
March 31, 2005                              14
June 30, 2005                               18

The Company has complied with this schedule for 2004, having converted eleven restaurants by December 2004. However, the Company's ability to convert the remaining restaurants depends on factors that may be beyond management's control, such as its ability to obtain building permits, the operating results of the converted restaurants and the resulting impact on the Company's cash flow and other variable factors.

Note 6.  ACCRUED LIABILITIES

Accrued liabilities are summarized as follows:

                               December 29,    December 31,
                                   2004           2003
                               ----------     ----------
Property taxes                   $415,100       $479,300
Payroll and payroll taxes         633,600        577,900
Other                             729,300        744,500
                               ----------     ----------
                               $1,778,000     $1,801,700
                               ==========     ==========

Note 7.  WORKERS' COMPENSATION LIABILITY

The Company self-insures workers' compensation losses up to certain limits. The liability for workers' compensation claims represents an estimate of the ultimate cost of uninsured losses which are unpaid as of the balance sheet date. The estimate is continually reviewed and adjustments to the Company's estimated claim liability, if any, are reflected in current operations.

The State of Florida Division of Workers' Compensation ("the Division") requires self-insured companies to pledge collateral in favor of the Division in an amount sufficient to cover the Company's projected outstanding liability. In compliance with this requirement, in July 2004 the Company provided a $1 million letter of credit to the Division with an expiration date of July 1, 2005. Based upon the Bank's evaluation of the Company's credit and to avoid collateratization requirements, the letter of credit is guaranteed on behalf of the Company by Bisco Industries, Inc. ("Bisco"). The Chairman of the Company's Board of Directors, Glen F. Ceiley, is the President of Bisco. In addition, the Company pledged a Certificate of Deposit worth $300,000 to the Division, to meet the Division's collateral requirement of $1.3 million.

Note 8.  LONG-TERM DEBT

Long-term debt is summarized as follows:
                                                December 29,   December 31,
                                                    2004           2003
                                                -----------    -------------
Collateralized notes payable to GE Capital
Franchise Finance Corporation, monthly
principal and interest payments totaling
$154,000, interest at thirty-day LIBOR rate
+3.75% (with various minimum interest rates
ranging from 5.9% - 8.5%)                       $15,691,200    $18,189,100

Less current portion                               (917,200)      (718,400)
                                               ------------    ------------
                                                $14,774,000    $17,470,700
                                               ============    ============

Total maturities of long-term debt are as follows:

2005                 $   917,200
2006                     987,900
2007                   1,064,200
2008                   1,143,800
2009                   1,195,500
Thereafter            10,382,600
                     -----------
                     $15,691,200
                     ===========

Beginning in December 1996, the Company entered into a series of loan agreements with FFCA Mortgage Corporation, (now known as GE Capital). The GE Capital loans are secured by mortgages on fourteen of the Company's restaurant properties. The Company used the proceeds of the GE Capital loans primarily to refinance its debt and to fund construction of restaurants. As of December 29, 2004, the outstanding balance due under the Company's various loans with GE Capital was $15,691,200. The weighted average interest rate for the GE Capital loans is 7.47% at December 29, 2004.

The GE Capital loan agreements contain various restrictions on fixed charge coverage ratios, determined both on aggregate and individual restaurant levels. As of December 29, 2004, the Company was in compliance with the debt covenants.

NOTE 9.  INCOME TAXES

Income taxes for the years ended December 29, 2004, December 31,
2003 and January 1, 2003 differ from the amount computed by applying the federal statutory corporate rate to earnings before income taxes.

The differences are reconciled as follows:

                                 2004            2003             2002
                              ----------     ----------       -----------
Income tax benefit at
statutory rate                 $(690,700)     $(816,300)        $(714,100)
Increase (decrease) in taxes
due to:
State tax net of
  Federal benefit                (73,700)       (87,200)         (76,200)
Change in deferred tax
  asset valuation allowance      355,200        903,500          790,300

Adjusted book to tax accrual     409,200            ---              ---
                              ----------     ----------       -----------
Income tax benefit            $      ---     $      ---       $      ---
                              ==========     ==========       ===========

The components of deferred taxes at December 29, 2004 and December 31, 2003 are summarized below:

                                        December 29, 2004      December 31, 2003
                                         ----------------       ---------------
Deferred tax assets:
   Net operating loss                     $   2,270,200          $   2,097,200
   Federal and state tax credits                589,200                589,100
   Accruals not currently deductible            458,800                440,800
   Excess tax over book basis:
      Asset valuation reserve                         0                366,500
   Capital loss carryforward                    248,800                146,400
   Unearned revenue, previously taxed           466,700                493,400
                                         ---------------        ---------------
                                              4,033,700              4,133,400
   Valuation allowance                       (3,281,500)            (3,116,700)
                                         ---------------        ---------------
   Total deferred tax assets                    752,200              1,016,700
                                         ---------------        ---------------
Deferred tax liabilities:
   Excess of tax over book depreciation
   and amortization                             752,200                548,600
   Property held for sale                           ---                463,000
   Unrealized gain on investment                    ---                  5,100
                                         --------------         --------------
Total deferred tax liabilities                  752,200              1,016,700
                                         ---------------        ---------------
Net deferred taxes                         $        ---          $         ---
                                         ===============        ===============

At December 29, 2004, the Company's federal and state tax credit was comprised of $49,000 in general business credits which expire in 2013 and alternative minimum tax credits of $540,200 which have no expiration date. Additionally, at December 29, 2004, the Company has Federal net operating losses of $5,887,000, which begin expiring in 2018 and State net operating losses of $7,398,700, which begin expiring in 2012.

NOTE 10.  COMMON SHAREHOLDERS' EQUITY

Earnings per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for net loss and net loss attributable to common shareholders:

                                  2004                               2003                                 2002
                                  ----                               ----                                 ----
                 Net Loss       Shares       Per     Net Loss      Shares        Per    Net Loss      Shares       Per
                (Numerator)   (Denominator) Share   (Numerator) (Denominator)  Share  (Numerator)  (Denominator) Share
                -----------   ------------- -----   ------------ -------------  -----  ----------   ------------- -----
Basic EPS:
  Net loss
  available to
  common
  shareholders  ($2,031,600)  3,813,000   $(0.53)  $(2,401,000)  3,706,200    $(0.65) $(2,100,300) 3,567,800    $(0.59)
                                          =======                             =======                           =======
Effect of
Dilutive
Securities
Stock Options
Warrants

Diluted EPS:
  Net loss
  available
  to common
  shareholders
  plus assumed
  conversions   ($2,031,600)  3,813,000   $(0.53)  $(2,401,000)  3,706,200    $(0.65) $(2,100,300) 3,567,800    $(0.59)
                                          =======                             =======                           =======

For the years ended December 29, 2004, December 31, 2003 and January 1, 2003, no potential common shares from outstanding stock options have been included in the computation of diluted earnings per share due to their antidilutive effect. For the year ended December 29, 2004, common shares issuable upon conversion of preferred stock is also excluded from the computation of diluted earnings per share due to their antidilutive effect.

Stock Options

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

The Company applies the intrinsic value method of APB 25 to account for its employee stock plans. The Company adopted the disclosure requirements of SFAS 148, effective for the fiscal year beginning January 1, 2003, which requires presentation of pro forma net income and earnings per share information. See Stock-Based Compensation in NOTE 1 - Significant Accounting Policies.

The Company sometimes compensates its directors for their service to the Company by issuance of stock options at an exercise price below the current market price. In 2004, the Company issued a total of 29,848 shares to the directors at an exercise price of $0.01, considering the lower market price of the stock as of the date of issuance.

The following table summarizes the changes in the total number of stock option shares outstanding during the three years ended
December 29, 2004.

--------------------------------------------------------------------------------------------------------------
                                         2004                       2003                       2002
                            ----------------------------------------------------------------------------------
                             Options  Weighted Average  Options  Weighted Average  Options   Weighted Average
                                       Exercise Price             Exercise Price              Exercise Price
--------------------------------------------------------------------------------------------------------------
Options outstanding at
  beginning of year          133,490        $2.02      157,490         $2.07       183,840        $2.11
Options granted               29,848          .01            0                      20,204          .01
Options exercised            (29,848)         .01            0                     (20,204)         .01
Options forfeited            (26,690)        1.74      (24,000)         2.36       (26,350)        2.35
                             --------                  --------                    -------
Options outstanding at
  end of year                106,800         2.09      133,490          2.02       157,490         2.07
                             ========                  ========                    =======
Options exercisable at
  end of year                106,800         2.09      129,915          2.04       143,340         2.15
                            ========                  ========                    =======
Weighted average fair value
  of options granted during
  the year                  $    .01                  $   ---                     $    .01
Common shares reserved for
  future grants at end
  of year                    200,000                   200,000                    268,900
==============================================================================================================

The following table summarizes information about fixed stock options outstanding at December 29, 2004:

                                                                       Weighted Average
          Year         Exercise            Options          Options     Remaining Life
        Granted         Price            Outstanding      Exercisable     (In years)
          1995           $3.75             12,300           12,300           0.7
          1995            2.00              7,500            7,500           0.7
          1996            2.81              8,400            8,400           2.0
          1997            3.28             10,600           10,600           3.0
          1998            1.00             13,200           13,200           3.9
          1999            2.00             25,000           25,000           4.8
          1999            1.50             19,500           19,500           4.9
          2000            1.06             10,300           10,300           6.0
                                          _______          _______
                                          106,800          106,800
                                          =======          =======

Preferred Stock

The Company's Board of Directors is authorized to set the various rights and preferences for the Company's Preferred Stock, including voting, conversion, dividend and liquidation rights and preferences, at the time shares of Preferred Stock are issued. In September 2004, the Company sold 36,000 shares of the Company's newly authorized Series A Cumulative Convertible Preferred Stock, with an 8.5% dividend rate at a price of $25 per share for a total purchase price of $900,000 cash. The Preferred Stock was sold to the Company's Chairman. Holders of the Preferred Stock have the right at any time to convert the liquidity preference of $25 for each share of Preferred Stock into shares of the Company's Common Stock at the conversion price of $.90 per share. In the event of a liquidation or dissolution of the Company, holders of Series A Preferred Stock are entitled to be paid out of the assets of the Company available for distribution to shareholders $25 per share plus all accrued dividends before any payments are made to the holders of Common Stock.

Common Stock

In June 2004, the Company sold 145,833 shares of its Common
Stock directly to Bisco Industries, Inc. Profit Sharing and
Savings Plan for a total purchase price of $175,000 cash.

In April 2002, the Company completed a private placement with Bisco for 435,000 shares at $0.92 per share, which was based on the average closing price of the Company's common stock on the ten trading days prior to the sale. The Company used the $387,400 proceeds, net of issuance costs, from this sale to fund remodels of several restaurants in 2002.

NOTE 11.  PROFIT SHARING AND RETIREMENT PLAN

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

The profit sharing plan includes a 40l(k) feature by which employees can contribute, by payroll deduction only, a portion of their annual compensation not to exceed $13,000 in 2004.

The plan provides for a Company matching contribution of $.25 per dollar of the first 6% of employee contributions. The Company's matching contribution was $28,100 in 2004, $35,000 in 2003 and $48,900 in 2002. In 2004, employees vested in Company contributions based on the following schedule:

          Years of                Vesting
          Service               Percentage
          --------              ----------
         Less than 2                20%
             3                      40%
             4                      60%
             5                      80%
             6                     100%

NOTE 12.  COMMITMENTS AND CONTINGENCIES

Lease Obligations

At December 29, 2004, the Company is committed under the terms and conditions of real and personal property operating leases for minimum rentals aggregating $6,594,400 plus insurance, common area expenses and taxes. The Company has various renewal options on these leases covering periods of five to twenty years.

In August 2002, the Company entered into a fifteen-year lease agreement with two ten-year renewal options for a restaurant building. The total net book value of the assets covered by the lease amounted to $1,696,800 at December 29, 2004. Interest is computed at an annual rate of 9.46%.

In July 2002, the Company entered into a twenty-year lease agreement with two five-year renewal options for a restaurant building. The total net book value of the assets covered by the lease amounted to $1,155,000 at December 29, 2004. Interest is computed at an annual rate of 10.74%.

In September 1996, the Company entered into a twenty-year lease agreement with two five-year renewal options for a restaurant building. The total net book value of the assets covered by the lease amounted to $694,400 at December 29, 2004. Interest is computed at an annual rate of 10.65%.

Future minimum lease obligations under non-cancelable capital leases and operating leases consist of the following as of December 29, 2004:

----------------------------------------------------------------------------------------
                                                         Capital               Operating
                                                          Leases                Leases
----------------------------------------------------------------------------------------
2005                                                    $480,000               $514,100
2006                                                     480,100                499,300
2007                                                     502,800                476,100
2008                                                     510,100                380,900
2009                                                     522,100                372,500
Future years                                           5,624,700              4,351,500
                                                      ----------             ----------
Total minimum lease payments                           8,119,800             $6,594,400
                                                                             ==========
Amount representing interest                          (4,101,100)
                                                      ----------
Present value of net minimum payments                  4,018,700
Current portion                                          (77,300)
                                                      ----------
Long-term capital lease obligations                   $3,941,400
                                                      ==========

Rental expense for operating leases for the years ended December
29, 2004, December 31, 2003 and January 1, 2003 was $590,300,
$519,900 and $488,400, respectively.

The Company has entered into two lease agreements in which it is leasing or sub-leasing two of its restaurant locations to a third party. The following table shows the future minimum rentals receivable under non-cancelable operating leases in effect at year-end 2004:

2005                            $  131,100
2006                               131,100
2007                               135,800
2008                               140,400
2009                               140,400
Future years                       344,600
                                ----------
                                $1,023,400
                                ==========

Rental income from leases was $131,110, $146,100 and $46,500 for 2004, 2003 and 2002, respectively.

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

NOTE 13.  QUARTERLY CONSOLIDATED FINANCIAL DATA (Unaudited)


Following is a summary of the quarterly results of operations for the years ended December 29, 2004 and December 31, 2003:

                                   Fiscal Quarter
$ In thousands,         First    Second   Third    Fourth     Total
except per share
amounts:

2004:
Sales                 $ 10,260 $  9,959 $ 8,711  $ 8,656     $ 37,586
Earnings (loss) from
   operations               36     (135)   (262)     (35)       (396)
Net earnings (loss)       (332)    (572)   (540)    (588)     (2,032)
Undeclared cumulative
  preferred stock
  dividend                                           (19)        (19)
Basic earnings (loss)
   per share              (.09)    (.15)   (.14)    (.15)       (.53)
Diluted earnings (loss)
   per share              (.09)    (.15)   (.14)    (.15)       (.53)

2003:
Sales                 $ 10,728  $ 9,567 $ 8,559  $ 8,529    $ 37,384
Earnings (loss) from
   operations              319       (3)   (276)    (592)       (626)
Net earnings (loss)        (55)    (394)   (768)  (1,183)     (2,401)
Basic earnings (loss)
   per share              (.02)    (.11)   (.21)    (.32)       (.65)
Diluted earnings (loss)
   per share              (.02)    (.11)   (.21)    (.32)       (.65)

(1) During the quarter ended December 31, 2003, the Company recorded an asset impairment charge of $63,100 related to a closed restaurant.
(2) During the quarter ended December 31, 2003, the Company increased it's workers' compensation liability by approximately $274,000.
(3) During the quarter ended December 29, 2004, the Company increased its workers' compensation liability by approximately $199,000.
(4) During the quarter ended March 31, 2004, the Company recorded an asset impairment charge of $594,200 related to a closed restaurant.

NOTE 14. FAIR VALUE OF FINANCIAL INSTRUMENTS

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

NOTE 15.  SUBSEQUENT EVENTS

On December 30, 2004 (the day after the Company's fiscal year end), the Company completed a sale leaseback financing for $2.6 million, which netted the Company approximately $1.3 million cash. The Company projects this will provide sufficient cash to complete all of its remaining required remodels.

On February 23, 2005, the Company announced that it had entered into an asset purchase agreement under which it would sell sixteen of its restaurants to Banner Buffets, LLC ("Buyer"). The total purchase price for the restaurant businesses, premises, equipment and other assets used in restaurant operations will be $29,950,000, $25,950,000 in cash at closing and a promissory note for $4 million. The note is secured by restaurant equipment valued at less than $1 million. At the present time, the Company does not have sufficient information to evaluate the true value of the $4 million note. The Buyer would also assume obligations under capital leases of approximately $6 million, which includes approximately $2 million for the lease entered into on December 30, 2004, after the Company's fiscal year end.

The following unaudited pro forma condensed consolidated financial statements give effect to the asset sale as pro forma adjustments to the historical financial statements of the assets sold. The pro forma statements assume for balance sheet purposes, that the sale had taken place on December 29, 2004, and for purposes of the statement of operations that the sale had taken place at the beginning of the fiscal year presented using the same terms for the proposed sale.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the results of operations or financial position that would have been achieved had the transaction reflected therein been consummated as of the dates indicated, or of the results of operations or financial position for any future periods.

EACO Corporation
Unaudited Pro Forma Consolidated Balance Sheets
As of December 29, 2004


Pro Forma
                                                               EACO         Adjustments       EACO Corporation
                                                            Corporation   for the Proposed    (Pro Forma for
                                                             Historical    Transaction       the Transaction)
                                                           -----------     ------------      ----------------
ASSETS
Current assets:
Cash and cash equivalents                                     $  151,100    $25,522,600  (A)
                                                                            (13,792,900) (B)      $11,880,800
  Receivables                                                     81,300                               81,300
  Inventories                                                    235,200       (235,200) (A)               --
  Prepaid and other current assets                               426,800       (265,100) (A)          161,700
                                                             -----------   ------------        --------------
    Total current assets                                         894,400     11,229,400            12,123,800

Certificate of deposit-held to maturity                          300,000                              300,000

Note Receivable                                                               4,000,000  (A)(1)     4,000,000

Property and equipment:
  Land                                                         6,967,200     (6,378,900) (A)          588,300
  Buildings and improvements                                  24,933,100    (21,990,900) (A)        2,942,200
  Equipment                                                   11,880,000     (8,834,300) (A)        3,045,700
  Construction in progress                                       138,800       (138,800) (A)               --
                                                             -----------   ------------        --------------
                                                              43,919,100    (37,342,900)            6,576,200
  Accumulated depreciation                                   (18,051,600)    13,521,400  (A)       (4,530,200)
                                                             -----------   ------------        --------------
          Net property and equipment                          25,867,500    (23,821,500)            2,046,000

Other assets, principally deferred financing costs, net
  Of accumulated amortization                                    727,100       (607,100) (B)          120,000
                                                             -----------   ------------        --------------
                                                             $27,789,000    ($9,199,200)          $18,589,800
                                                             ===========   ============        ==============
LIABILITIES AND  SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                            $1,079,400                           $1,079,400
  Accrued liabilities                                          1,778,000       $(70,900) (A)        1,707,100
  Current portion of workers compensation liability              569,500                              569,500
  Current portion of long-term debt                              917,200       (806,200) (B)          111,000
  Current portion of obligation under capital lease               77,300        (77,300) (A)               --
  Income taxes payable                                                --      1,163,000  (C)        1,163,000
                                                              ----------     ----------        --------------
    Total current liabilities                                  4,421,400        208,600             4,630,000

Deferred rent                                                     79,200        (79,200) (A)               --
Deposit liability                                                 23,300                               23,300
Workers compensation liability                                   628,500                              628,500
Long-term debt                                                14,774,000    (12,986,700) (B)        1,787,300
Deferred gain                                                  1,169,400     (1,169,400) (A)               --
Obligations under capital lease                                3,941,400     (3,941,400) (A)               --
                                                              ----------     ----------        --------------
    Total liabilities                                         25,037,200    (17,968,100)            7,069,100

Commitments and contingencies
Shareholders' equity:
  Preferred stock of $.01 par; authorized 10,000,000 shares;
      outstanding 36,000 shares (liquidation value $900,000)         400                                  400
  Common stock of $.01 par; authorized 8,000,000 shares;
      outstanding 3,881,899 shares                                38,800                               38,800
  Additional paid-in capital                                  10,903,300                           10,903,300
  Accumulated deficit                                         (8,190,700)    10,539,000  (A)
                                                                               (607,100) (B)
                                                                             (1,163,000) (C)          578,200
  Accumulated other comprehensive income                              --
                                                             -----------   ------------        --------------
             Total shareholders' equity                        2,751,800      8,768,900            11,520,700
                                                             -----------    -----------        --------------
                                                             $27,789,000    ($9,199,200)          $18,589,800
                                                             ===========    ===========        ==============

(A) Represents the sale of 16 restaurants to Banner Buffets, LLC for $25,950,000 cash plus $4 million note.  Assumes $600,000 closing costs, $24,400 store cash kept by buyer, and purchase price adjustments of $64,400 construction in process and
$132,500 for prepaid expenses, per the sale agreement.  Purchase also includes assumption of leases, so obligations under capital lease are paid off.  Deferred gains also recognized as a result of sale of the related properties.
(B) Payment of GE Capital mortgage for 12 stores upon closing of sale.  Loan fee assets and franchise fee assets associated with the transaction are written off.
(C) Estimated income tax liability from the transaction, after use of NOL and capital loss carryforwards.

(1)  The $4 million note is secured by property valued at less than $1 million.

Unaudited Pro Forma Consolidated Financial
Statements of EACO Corporation
Unaudited Consolidated Statement of Operations
Twelve Months Ended December 29, 2004

                                                       Adjustments      EACO Corporation
                                  EACO Corporation   for the Proposed   (Pro Forma for
                                    (Historical)       Transaction      the Transaction)
----------------------------------------------------------------------------------------
Revenues:
Sales                              $37,585,600         ($34,809,100) (D)     $2,776,500
  Vending income                       213,900             (204,100) (D)          9,800
                                   -----------         -------------         ----------
    Total revenues                  37,799,500          (35,013,200)          2,786,300
                                   -----------         -------------         ----------
Cost and expenses:
  Food and beverage                 14,249,100          (13,162,900) (D)      1,086,200
  Payroll and benefits              11,750,500          (10,705,300) (D)      1,045,200
  Depreciation and amortization      1,975,700           (1,596,600) (D)        379,100
  Other operating expenses           6,218,400           (5,478,500) (D)        739,900
  General and administrative
    expenses                         2,205,000             (695,200) (D)      1,509,800
  Franchise fees                     1,112,000           (1,082,100) (D)         29,900
  Asset valuation charge               594,200                   --             594,200
  Loss on store closings and
    disposition of equipment            90,800                   --              90,800
                                   -----------         -------------         ----------
                                    38,195,700          (32,720,600)          5,475,100
                                   -----------         -------------         ----------

      Loss from operations            (396,200)          (2,292,600)         (2,688,800)
Investment income                       10,500                   --              10,500
Interest and other income               95,400                   --              95,400
Interest expense                    (1,741,300)           1,566,000  (E)       (175,300)
                                    -----------         -------------         ----------

Loss before income taxes            (2,031,600)            (726,600)         (2,758,200)
Income tax benefit                          --                   --                  --
                                    -----------         -------------         ----------
Net loss                            (2,031,600)            (726,600)         (2,758,200)
                                    ===========         =============         ==========
Basic loss per share                     $(.53)               $(.19)              $(.72)
                                    ===========         =============         ==========
Diluted loss per share                   $(.53)               $(.19)              $(.72)
                                    ===========         =============         ==========

D) Represents the elimination of operations of sixteen restaurants sold to Banner Buffets, LLC.
E) Represents the reduction in interest expense attributable to the sixteen stores sold.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
EACO Corporation
Neptune Beach, Florida

We have audited the accompanying consolidated balance sheets of EACO Corporation and subsidiaries (the "Company") as of December 29, 2004 and December 31, 2003 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 29, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of EACO Corporation and subsidiary as of December 29, 2004 and December 31, 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2004 in conformity with accounting principles generally accepted in the United States of America.


Deloitte & Touche LLP
Certified Public Accountants
Jacksonville, Florida
March 29, 2005

COMPANY'S REPORT ON FINANCIAL STATEMENTS

EACO Corporation management has prepared and is responsible for the accompanying consolidated financial statements and related consolidated financial information included in this report. These consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and are appropriate under the circumstances. These consolidated financial statements necessarily include amounts determined using management's best judgments and estimates.

EACO Corporation maintains accounting and other control systems which the Company believes provides reasonable assurance that assets are safeguarded and that the books and records reflect the authorized transactions of the Company, although there are inherent limitations in all internal control structure elements, as well as cost/benefit considerations.

EACO Corporation

Corporate Listing

Corporate Officers and Directors     Independent Registered Public
Edward B. Alexander                  Accounting Firm
President, COO                       Deloitte & Touche LLP
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
Bisco Industries, Inc.

Jay Conzen                           Transfer Agent / Rights Agent
Director                             Mellon Shareholder Services
President,                           200 Galleria Parkway
Old Fashioned Kitchen, Inc.          Suite 1900
                                     Atlanta, GA  30339
William Means
Director                             Executive Office
Vice President of                    EACO Corporation
Information Services,                2113 Florida Boulevard
Bisco Industries, Inc.               Neptune Beach, FL 32266

Patrick Fekula                       Form 10-K
Vice President                       A copy of the Company's Annual
                                     Report on Form 10-K for fiscal 2004,
                                     as filed with the Securities and
                                     Exchange Commission, may be obtained
                                     without charge by writing to:
                                     Corporate Secretary
                                     EACO Corporation
                                     2113 Florida Boulevard
                                     Neptune Beach, FL  32266

Common Stock Data

The Company's common stock is traded on the Over the Counter Bulletin Board ("OTCBB") under the trading symbol "EACO". As of March 3, 2005, there were 1,300 shareholders of record, not including individuals holding shares in street names. The closing sale price for the Company's stock on March 3, 2005 was $1.10.

The Company has never paid cash dividends on its common stock and does not expect to pay any dividends in the next few years.
Management of the Company presently intends to retain all available funds for expansion of the business.

The quarterly high and low closing prices of the Company's common stock as quoted on the OTCBB are as shown below:

                     Market Price of Common Stock
                    2004                        2003
Quarter       High         Low           High          Low
First        $1.05        $.67           $.60         $.33
Second        1.50         .80            .51          .30
Third         1.25         .62            .69          .37
Fourth        0.95         .55            .80          .56

                                43