Form 10-K, Exhibit 13
period 2005-12-28
EACO CORP
filed 2006-03-28
CIK 784539

EACO CORPORATION

CORPORATE PROFILE

About The Company

EACO Corporation (the "Company") was incorporated under the laws of the State of Florida in September of 1985.

In June 2005, the Company sold all of its operating restaurants to Banner Buffets, LLC ("Banner"). At December 28, 2005, the Company still owns two restaurant properties, one of which is leased to another restaurant operator, and one which is currently listed for sale or lease. The Company is still obligated for leases of two restaurant locations, one of which is subleased to another operator. In addition, the Company owns an income producing real estate property held for investment in Sylmar, California with two industrial tenants.

The Company is currently investigating various potential strategies for its future business plan, and has hired an investment banking firm to help identify potential acquisition or investment opportunities. At December 28, 2005, there are no pending acquisitions.

The Company plans to move its corporate office in March 2006 from Florida to Anaheim, California in order to reduce overhead.
You may contact the Company by writing to EACO Corporation, 1500
North Lakeview Avenue, Anaheim, California 92807.

To Our Shareholders:

As you undoubtedly know by now, the Company sold all of its operating restaurants in 2005. This sale resulted in an after-tax gain of over $10 million. The interest generated by our Whistle Junction concept led to this transaction, which we believe was a tremendous deal for all of our shareholders.

Since the sale closed, we have been very busy looking for opportunities to invest the proceeds, and considering various strategies for the future of EACO Corporation. In November 2005, the Company purchased an income-producing real estate property for $8.3 million in a prime location in Sylmar, California. The transaction was structured as a like-kind exchange under Section 1031 of the Internal Revenue Code, which allowed the Company to defer an estimated $1 million in income taxes that would have been payable from the asset sale. The Company assumed $1.8 million in debt in connection with the purchase, and plans to borrow additional funds or refinance this property as needed for other investment strategies. Rental income from this real estate property is approximately $540,000 per year, and we expect this to increase significantly within one to two years.

The Company engaged an investment banking firm in October 2005 to investigate potential acquisition or other investment opportunities. Although it is too early to report the results of this search, we have identified some interesting opportunities that we are exploring further.

We look forward to the next chapter in the evolution of EACO Corporation. The Company's financial position since the sale is better than it has been for many years, and we are in a position to take advantage of opportunities as they present themselves.

Thanks for your continuing support.



Sincerely,

Edward B. Alexander
President

EACO CORPORATION

Five Year Financial Summary
                                     2005     2004     2003    2002      2001
-------------------------------------------------------------------------------
Selected Income Statement Data:          (in thousands, except per share data)
Revenues:
  Rental income                    $   216  $   131  $   111  $    49   $   ---

Cost and expenses:
  Asset impairment charge               31       --       63      361       ---
  Depreciation and amortization        248      276      342      350       420
  General and administrative
    expenses                         1,049    1,145    1,219    1,230     1,343
                                    ------  -------  -------  -------   -------
                                     1,328    1,421    1,624    1,942     1,763
                                    ------  -------  -------  -------   -------
Loss from operations                (1,112)  (1,290)  (1,513)  (1,892)   (1,763)
Investment (loss) income              (236)      11     (331)      17      (487)
Interest and other income              530      119      113       90        88
Interest expense                      (139)    (146)    (153)    (317)     (164)
                                    ------  -------  -------  -------   -------

Loss from continuing operations
  before income taxes                 (957)  (1,306)  (1,884)  (2,103)   (1,352)
Income tax benefit                     361       --       --       --        --
                                    ------  -------  -------  -------   -------
  Loss from continuing operations     (596)  (1,306)  (1,884)  (2,103)   (1,352)
Discontinued operations:
  Loss (income) on discontinued
    operations, net of tax             (85)    (725)    (517)       3        67
  Gain on sale of discontinued
    operations, net of tax          10,035       --       --       --        --
                                    ------  -------  -------  -------   -------
  Net income (loss)                  9,354   (2,032)  (2,401)  (2,100)   (1,286)
Cumulative preferred stock dividend    (77)     (19)      --       --        --
                                    ------  -------  -------  -------   -------
  Net income (loss) available
    (attributable) to common
    shareholders                    $9,277  ($2,051) ($2,401) ($2,100)  ($1,286)
                                    ======  =======  =======  =======   =======

Basic income (loss) per share        $2.40   $(0.53)  $(0.65)  $(0.59)   $(0.49)
                                    ======  =======  =======  =======   =======

Diluted income (loss) per share      $1.91   $(0.53)  $(0.65)  $(0.59)   $(0.49)
                                    ======  =======  ========  =======  =======

Selected Balance Sheet Data:
Land                               $ 5,209  $ 6,967  $ 7,310  $ 8,704   $ 9,317
Property and equipment, net          4,994   18,900   17,042   19,643    20,265
Total assets                        22,960   27,789   30,807   33,667    34,261
Current portion of long-term debt      137      917      718      725       663
Long-term debt                       3,466   14,774   17,471   19,523    19,903
Shareholders' equity                12,052    2,752    3,761    6,145     7,843

Selected Operating Data:
Current ratio                          1.7      0.2      0.6      0.7       0.2
Working capital surplus (deficit)  $ 2,476  $(3,535) $(2,274) $(1,208)  $(4,528)
Cash provided by operating
  activities                         6,115      786      309      822     1,293
Property and equipment additions    11,292    3,080      937    2,006     5,716

RESULTS OF OPERATIONS

2005 Compared to 2004

Continuing Operations

As described in Note 2 to the financial statements, the Company exited the restaurant business through the sale of its operating restaurants to Banner on June 30, 2005 (the
"Asset Sale"). The Company still owns two restaurant locations, one of which it leases to another operator and one which is currently listed for sale or lease, and has two leased restaurant locations, one of which is sub-leased to another operator. The Company also owns equipment at one restaurant, which is leased to another operator. In addition, the Company maintained its corporate office, although with a substantial reduction in number of people and total overhead. In November 2005, the Company purchased a property in Sylmar, California for $8.3 million which included two buildings leased to industrial tenants.

The Company invests a portion of its available cash in marketable securities. The Company maintains an investment account to effect these transactions. Investments are made based on a combination of fundamental and technical analyses primarily using a value-based investment approach. The holding period for investments usually ranges from 60 days to 24 months. The Company by action of the Chairman has occasionally purchased marketable securities using margin debt in the past. In determining whether to engage in transactions on margin, the Company's Chairman evaluates the risk of the proposed transaction and the relative returns offered thereby. If the market value of securities purchased on margin were to decline below certain levels, the Company would be required to use additional cash from its operating account to fund a margin call in its investment account. The Company's Chairman reviews the status of the investment account on a regular basis and analyzes such margin positions and adjusts purchase and sale transactions as necessary to ensure such margin calls are not likely.

The Company recognized an asset impairment charge of $31,000 in 2005 in accordance with Statement of Financial Accounting Standards No. 144, ("SFAS 144") "Accounting for the Impairment of or Disposal of Long-Lived Assets". The charge was related to assets at the Company's corporate office, which will have no value when the Company moves its offices to California in March 2006.

The results from continuing operations for 2005 included net recognized losses of $235,900 from the sale of marketable securities, compared to net recognized gains of $10,500 in 2004.

The Company had a loss from continuing operations before income taxes of $956,800 in 2005 compared to a loss of $1,306,300 in 2004. The Company recognized an income tax benefit of $360,400 for 2005. Loss from continuing operations net of the income tax benefit for the year ended December 28, 2005 was $596,400. The effective income tax rate for the year ended December 29, 2004 was 0.0%, due to an increase in the valuation allowance for deferred tax assets. Diluted loss per share from continuing operations in 2005 was $0.12, compared to a loss of $0.34 in 2004.

Discontinued Operations

During the third quarter of 2005, the Company sold all of its operating restaurants to Banner. The results of discontinued operations reflect the activities of these sold restaurants. The Company maintains one restaurant held for sale. The restaurant is managed by Banner under a management agreement, which expires in 2006, at which time Banner must exercise a purchase option under the lease. The rental income and associated expenses for this restaurant are included in discontinued operations.

The Company recognized a gain net of income taxes of $10,035,200 from the sale of the restaurants in 2005, as described in Note 2 to the financial statements.

Loss from discontinued operations for 2005 was $85,100, compared to a net loss of $725,300 in 2004. Income from discontinued operations including the gain on sale of the restaurants was $9,950,100 in 2005, compared to a net loss of $725,300 in 2004.
Diluted net income per share from discontinued operations was $2.03 for 2005, compared to net loss per share of $0.19 for 2004.

The Company recognized an asset impairment charge of $594,200 in 2004, based upon a financial review of all Company-owned restaurants and applied to one closed restaurant.

The effective income tax rate for the year ended December 29, 2004 was 0.0%. An increase in the valuation allowance in deferred tax assets for 2004 resulted in the lower than statutory effective rates.

Net income for 2005 was $9,353,700 compared to a net loss of $2,031,600 in 2004. Diluted income per share was $1.91 for 2005, compared to a net loss of $0.53 in 2004.

2004 Compared to 2003

Continuing Operations

The results from continuing operations for 2004 included net recognized gains of $10,500 from the sale of marketable securities, compared to net recognized losses of $330,600 in 2003.

The Company had a loss from continuing operations before income taxes of $1,306,300 in 2004 compared to a loss of $1,883,800 in 2003. The effective income tax rate for 2004 and 2003 was 0.0%, due to an increase in the valuation allowance in deferred tax assets. Diluted loss per share from continuing operations in 2004 was $0.34, compared to a loss of $0.51 in 2003.

Discontinued Operations

Loss from discontinued operations for 2004 was $725,300, compared to a net loss of $517,200 in 2003. Diluted loss per share from discontinued operations was $0.19 for 2004, compared to a loss of $0.14 for 2003.

The effective income tax rate for 2004 and 2003 was 0.0%. An increase in the valuation allowance in deferred tax assets for both years resulted in the lower than statutory effective rates.

Net loss for 2004 was $2,031,600 compared to a net loss of $2,401,000 in 2003. Diluted loss per share was $0.53 for 2004, compared to a net loss of $0.65 in 2003.

CRITICAL ACCOUNTING POLICIES

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


The Company's policy for estimating its workers' compensation liability is considered critical. The Company self-insures workers' compensation claims losses up to certain limits. The liability for workers' compensation represents an estimate of the ultimate cost of uninsured losses which are unpaid as of the balance sheet dates. The estimate is continually reviewed and adjustments to the Company's estimated claim liability, if any, are reflected in current operations. On an annual basis, the Company obtains an actuarial report which estimates its overall exposure based on historical claims and an evaluation of future claims. The Company pursues recovery of certain claims from an insurance carrier. Recoveries, if any, are recognized when realizability is reasonably assured.

In addition, the Company's policy for recording a valuation allowance against deferred tax assets (see Note 10) is considered critical. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefit, or that future deductibility is uncertain. In accordance with SFAS 109, the Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. SFAS 109 further states that forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as significant decreases in operations. As a result of the Company's recent disposal of significant business operations, the Company concluded that a valuation allowance should be recorded against certain federal and state tax credits. The utilization of these credits requires sufficient taxable income after consideration of net operating loss utilization.

LIQUIDITY AND CAPITAL RESOURCES

Historically, substantially all of the Company's revenues were derived from cash sales. Inventories were purchased on credit and were converted rapidly to cash. Therefore, the Company has not carried significant receivables or inventories and, other than the repayment of debt, working capital requirements for continuing operations have not been significant.

On June 30, 2005, the Company completed the sale of all of its operating restaurants (the "Asset Sale"). The total purchase price was approximately $29,950,000, consisting of $25,950,000 in cash and a promissory note for $4,000,000. The note requires a monthly interest payment at a rate of 8.0% through June 30, 2007, when the first principal payment of $1.5 million is due. The Company paid off $12,412,700 in loans due to GE Capital with proceeds from the Asset Sale. In addition to the cash proceeds, the Buyer assumed $4,509,100 in capital lease obligations.

As of December 28, 2005, the Company had total cash and cash equivalents of $6,256,900. Of this total, $5,630,800 was invested in brokerage money market accounts. However, $3,212,200 of the brokerage accounts cash resulted from the sale of securities sold, not yet purchased ("short sales"), which is included as a liability on the Company's balance sheet at December 28, 2005. Accordingly, the Company will require this cash to cover the short sales liability, and therefore the $3,212,200 is not available for the Company's use. The balance of the cash in the brokerage accounts is available for use by the Company.

The Company purchased a property in November 2005 (the "California Property") for $8.3 million. The transaction was structured as a like-kind exchange ("LKE") transaction under
Section 1031 of the Internal Revenue Code, which resulted in the deferral of an estimated $1 million in income taxes payable from the Asset Sale. The Company assumed a loan on the property for $1.8 million with a variable interest rate equal to prime. The property includes two industrial tenants with rental income of approximately $540,000 per year. In February 2006, the Company was notified that one of the tenants does not plan to renew its lease upon expiration in April 2006, but the Company believes it can replace the tenant at a rental rate higher than the current tenant. The Company has hired a broker to lease this property at a lease rate higher than the current lease required. The Company plans to borrow against or refinance this property and use the cash proceeds to acquire an operating business or for other investment strategies.

The Company engaged an investment banking firm in October 2005 to investigate potential acquisition or investment opportunities. However, there are currently no pending acquisitions, and there is no assurance that one will be completed.

At December 28, 2005, the Company had a working capital surplus of $2,475,600 compared to a working capital deficit of $3,527,000 at December 29, 2004. The increase in the working capital deficit in 2005 was primarily due to the sale of the Company's assets in June 2005 (see Note 2 to the Financial Statements).

In June 2004, the Company sold 145,833 shares of its Common Stock directly to Bisco Industries, Inc. Profit Sharing and Savings Plan for a total purchase price of $175,000 in cash. In September 2004, the Company sold 36,000 shares of the Company's newly authorized Series A Cumulative Convertible Preferred Stock at a price of $25 per share, for a total purchase price of $900,000 cash. The Preferred Stock was sold to the Company's Chairman. Dividends are paid quarterly when declared by the Company's Board of Directors. The Company paid four quarterly declared dividends totaling $76,500 during 2005. Undeclared dividends as of December 28, 2005 were $19,100.

The Company is required to pledge collateral for its workers' compensation self insurance liability with the Florida Self Insurers Guaranty Association ("FSIGA"). The Company increased this collateral by $69,500 during the first quarter of 2005, and now has a total of $1.37 million pledged collateral. Bisco Industries, Inc. ("Bisco") provides $1 million of this collateral. EACO Corporation's Chairman of the Board of Directors, Glen Ceiley, is the President of Bisco. The Company may be required to increase this collateral pledge from time to time in the future, based on its workers' compensation claim experience and various FSIGA requirements for self-insured companies. Despite the sale of the Company's restaurants, the workers' compensation will remain an ongoing liability for the Company until all claims are paid, which will likely take several years. However, the amount of the liability is expected to decline as these claims are paid and no new claims will be incurred, and the Company should be able to reduce the pledged collateral accordingly.

In 2004 and 2005, the Company paid franchise fees of 4% of gross sales for Ryan's restaurants. Total franchise fees paid for the twenty-six weeks ended June 29, 2005 were $291,700. The franchise agreement with Ryan's expired June 30, 2005, which eliminated any obligation to pay franchise fees after that date.

Cash used in operating activities was $2,107,800 in 2005 compared to cash provided of $786,300 in 2004, primarily due to payment of liabilities after the Asset Sale, and the lack of operations after the Asset Sale compared to the prior year. Cash provided by operating activities increased to $786,300 in 2004 from $308,600 in 2003, due to timing differences in the payments of accounts payable, workers' compensation and accrued liabilities.

The Company spent $11,291,500 in 2005, $3,080,200 in 2004 and
$938,000 in 2003 for property, restaurant remodeling and equipment.

The Company has entered into a loan agreement with GE Capital for two restaurant properties still owned by the Company. As of December 28, 2005, the outstanding balance due under the Company's loan with GE Capital was $1,806,200. The Company also assumed a loan with Citizen's Bank of California in connection with the California Property purchase in November 2005. As of December 28, 2005, the outstanding balance due on this loan was $1,797,100. The weighted average interest rate for the Company's loans is 7.63%.

The GE Capital loan agreements contain various restrictions on fixed charge coverage ratios, determined both on aggregate and individual restaurant levels. As of December 28, 2005, the Company was not in compliance with one of the debt covenants. The Company obtained a waiver of the debt covenant from GE Capital.

On December 30, 2004, the Company completed a sale leaseback financing for $2.6 million, which netted the Company approximately $1.3 million in cash after payment of debt and closing expenses. This property was included in the Asset Sale completed on June 30, 2005, and the Company has no continuing obligations on the lease.

Off-Balance Sheet Instruments

The Company has no off-balance sheet instruments that are reasonable likely to have a current or future effect on the financial position, revenues, results of operations, liquidity or capital expenditures.

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

The following schedule summarizes contractual obligations and other contractual commitments as of December 28, 2005:

                                                  Payments due by Period
Contractual Obligations     Total         2006     2007-2008   2009-2010    Thereafter
------------------------ -----------   ----------  ----------  ----------  -----------
Long-term debt            $3,603,400     $136,900    $299,100    $349,600   $2,817,800
Capital leases (1)         1,663,500      129,200     289,500     289,500      955,300
Operating leases           1,283,300      240,600     304,200     172,700      565,800
                         -----------   ----------  ----------  ----------  -----------
Total contractual cash
  obligations             $6,550,200     $506,700    $892,800    $811,800   $4,338,900
                         ===========   ==========  ==========  ==========  ===========

(1) Includes interest expense payable under capital leases.

Recent Developments

The Company is moving its corporate offices in March 2006 from Florida to Anaheim, California in order to reduce overhead. The
Company's new address will be 1500 North Lakeview Avenue,
Anaheim, California 92807. The Company's new phone number will be (714) 876-2490.

This new location for EACO's corporation is located in the corporate office building of Bisco Industries, Inc. ("Bisco"). Glen Ceiley, President of Bisco, is the Chairman of the Board and majority shareholder of EACO. To date, one full-time employee and an accounting consultant have been hired to work on EACO's accounting and administrative functions. Management oversight of EACO will be performed by Mr. Ceiley, as well as certain other Bisco management personnel as needed.

IMPACT OF INFLATION

Since the Asset Sale, inflation has not had a significant effect on the Company's operations.

Forward Looking Information

Forward-looking statements involve a number of risks and uncertainties, and in addition to the factors discussed herein, among the other factors that could cause actual results to differ materially are the following: failure of facts to conform to necessary management estimates and assumptions; the willingness of lenders to extend financing commitments on the California Property; the Company's success in selling or leasing restaurants listed for sale or lease; business conditions, such as inflation or a recession, and growth in the general economy; and other risks identified from time to time in the Company's SEC reports, registration statements and public announcements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates. For its cash and cash equivalents, investments and mortgages receivables, a change in interest rates affects the amount of interest income that can be earned. For its debt instruments, a change in interest rates affects the amount of interest expense incurred.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates.

                          2005       2006       2007       2008      2009      Thereafter      Total
                      -------------------------------------------------------------------------------
Assets
Certificates of deposit
at fixed interest rates  $369,500                                                             $369,500
Weighted average
interest rate                3.2%

Liabilities
Notes payable at
variable interest rate   $136,900  $143,700   $155,400   $168,000   $181,500   $2,817,900   $3,603,400
Weighted average
interest rate                7.6%      7.6%       7.6%       7.6%       7.6%         7.6%
Long-term capital
leases at fixed
interest rate             $33,400   $49,500   $ 55,100  $ 61,200   $ 68,100    $ 682,500    $  949,800
Weighted average
interest rate               10.7%     10.7%      10.7%     10.7%      10.7%        10.7%

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE.

On August 24, 2005, Deloitte & Touche LLP ("Deloitte") resigned as the Company's accountants. There were no disagreements with Deloitte related to their resignation as defined in Item 304(a)(1)(IV) nor any reportable events as defined under Item 304(a)(1)(V). In October 2005, the Company engaged Squar, Millner, Reehl & Williamson LLP to serve as the Company's independent accountants.

EACO CORPORATION
Consolidated Statements of Operations

                                                   For the Years Ended
                                           ------------------------------------
                                            December 28, December 29,  December 31,
                                                2005        2004         2003
-------------------------------------------------------------------------------
Revenues:
  Rental income                            $   216,400  $   131,100  $   110,500
                                           -----------  -----------  -----------
    Total revenues                             216,400      131,100      110,500
                                           -----------  -----------  -----------
Costs and expenses:
  Asset impairment charge                       31,000           --       63,100
  Depreciation and amortization                248,000      276,000      341,800
  General and administrative expenses        1,049,200    1,145,100    1,218,900
                                           -----------  -----------  -----------
    Total costs and expenses                 1,328,200    1,421,100    1,623,800
                                           -----------  -----------  -----------
         Loss from operations               (1,111,800)  (1,290,000)  (1,513,300)
Investment (loss) income                      (235,900)      10,500     (330,600)
Interest and other income                      530,200      119,400      112,700
Interest expense                              (139,300)    (146,200)    (152,600)
                                           -----------  -----------  -----------
    Loss from continuing operations
      before income taxes                     (956,800)  (1,306,300)  (1,883,800)
Income tax benefit                             360,400          --           --
                                           -----------  -----------  -----------
    Loss from continuing operations           (596,400)  (1,306,300)  (1,883,800)
Discontinued operations:
    Loss on discontinued operations,
      net of income tax                        (85,100)    (725,300)    (517,200)
    Gain on sale of discontinued
      operations, net of income tax         10,035,200           --           --
                                           -----------  -----------  -----------
    Income (loss) from discontinued
      operations                             9,950,100     (725,300)    (517,200)
                                           -----------  -----------  -----------
    Net income (loss)                        9,353,700   (2,031,600)  (2,401,000)
Cumulative preferred stock dividend            (76,500)     (19,100)          --
                                            ----------  -----------  -----------
    Net income (loss) available
      (attributable) to common
      shareholders                          $9,277,200  ($2,050,700) ($2,401,000)
                                           ===========  ===========  ===========
Basic income (loss) per share
  Continuing operations                         ($0.15)      ($0.34)      ($0.51)
  Discontinued operations                         2.55        (0.19)       (0.14)
                                           -----------  -----------  -----------
  Net income (loss)                              $2.40       ($0.53)      ($0.65)
                                           ===========  ===========  ===========
Basic weighted average common shares
  outstanding                                3,889,900    3,813,000    3,706,200
                                           ===========  ===========  ===========
Diluted income (loss) per share
  Continuing operations                         ($0.12)      ($0.34)      ($0.51)
  Discontinued operations                         2.03        (0.19)       (0.14)
                                           -----------  -----------  -----------
  Net income (loss)                              $1.91       ($0.53)      ($0.65)
                                           =========  ==========  ==========
Diluted weighted average common
  shares outstanding                       4,906,700   3,813,000   3,706,200
                                           =========  ==========  ==========
See accompanying notes to consolidated financial statements.

EACO CORPORATION

Consolidated Balance Sheets
                                                         December 28,     December 29,
                                                             2005           2004
                                                          -----------   ------------
ASSETS
Current assets:
  Cash and cash equivalents                                $3,044,700     $  151,100
  Restricted cash - short term                              3,212,200             --
  Receivables                                                 117,400         81,300
  Inventories                                                     300        235,200
  Prepaid and other current assets                             52,600        426,800
  Assets held for sale                                      1,146,100             --
                                                          -----------   ------------
    Total current assets                                    7,573,300        894,400

Restricted cash                                               400,000             --
Investments available for sale                                318,500             --
Certificate of deposit, pledged                               369,500        300,000
Note receivable, net                                        3,738,300             --
Property and equipment:
  Land                                                      5,209,400      6,967,200
  Buildings and improvements                                6,769,700     24,933,100
  Equipment                                                 3,025,700     11,880,000
  Construction in progress                                         --        138,800
                                                          -----------   ------------
                                                           15,004,800     43,919,100
  Accumulated depreciation                                 (4,801,400)   (18,051,600)
                                                          -----------   ------------
    Net property and equipment                             10,203,400     25,867,500

Deferred tax asset                                          1,766,700            --
Other assets, principally deferred
  charges, net of accumulated amortization                    357,100        727,100
                                                          -----------   ------------
    Total assets                                          $24,726,800    $27,789,000
                                                          ===========   ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                         $   10,000     $1,079,400
  Securities sold, not yet purchased                        3,212,200             --
  Accrued liabilities                                         281,500      1,778,000
  Current portion of workers compensation liability           400,000        569,500
  Current portion of long-term debt                           136,900        917,200
  Current portion of obligation under capital lease                --         77,300
  Liabilities associated with assets held for sale          1,057,100             --

                                                           ----------     ----------
    Total current liabilities                               5,097,700      4,421,400

Deferred rent                                                 329,700         79,200
Deposit liability                                              29,300         23,300
Workers compensation benefit liability                        773,600        628,500
Long-term debt                                              3,466,400     14,774,000
Deferred income tax liability                               2,978,000             --
Deferred gain                                                      --      1,169,400
Obligations under capital lease                                    --      3,941,400
                                                           ----------     ----------
    Total liabilities                                      12,674,800     25,037,200

Shareholders' equity:
  Preferred stock of $.01 par; authorized 10,000,000
      shares; outstanding 36,000 shares at
      December 28, 2005 and December 29, 2004
      (liquidation value $900,000)                                400            400
  Common stock of $.01 par; authorized 8,000,000
      shares; outstanding 3,906,799 and 3,881,899 shares
      at December 28, 2005 and December 29, 2004               39,000         38,800
  Additional paid-in capital                               10,932,300     10,903,300
  Retained earnings (accumulated deficit)                   1,086,200     (8,190,700)
  Accumulated other comprehensive
      Loss                                                     (6,100)            --
                                                          -----------   ------------
    Total shareholders' equity                             12,052,100      2,751,800
                                                          -----------    -----------
    Total liabilities and shareholders' equity            $24,726,800    $27,789,000
                                                          ===========    ===========

See accompanying notes to consolidated financial statements.

EACO CORPORATION

Consolidated Statements of Shareholders' Equity

For the Years Ended December 28, 2005, December 29, 2004 and December 31, 2003
                                                                           Retained
                            Preferred           Common      Additional     Earnings     Accumulated Other
                              Stock              Stock        Paid-in    (Accumulated    Comprehensive
                        Shares    Amount   Shares    Amount  Capital       Deficit)       Income (loss)   Total
                        ---------------------------------------------------------------------------------------
Balance,
  January 1, 2003         ---         ---  3,706,218 $37,100 $9,869,600  $(3,758,100)    $(4,100)   $6,144,500
Comprehensive loss:
  Net loss                                                                (2,401,000)               (2,401,000)
  Other comprehensive
    income:
    Net unrealized
      holding losses
      arising during
      the period                                                                           17,500       17,500
                                                                                                    ----------
Total comprehensive
  loss                                                                                              (2,383,500)
                        -----    -------  ---------  ------  ---------   -----------      --------  ----------
Balance,
  December 31, 2003       ---        ---  3,706,218   37,100  9,869,600   (6,159,100)      13,400    3,761,000
Exercise of stock
  options                                    29,848      300                                               300
Directors' fees in the
  form of stock options                                          20,000                                 20,000
Proceeds from
  private placement                        145,833     1,400    173,600                                175,000
Sale of
  preferred stock      36,000       400                         899,600                                900,000
Expenses of preferred
  stock issuance                                                (53,000)                               (53,000)
Preferred stock
  dividend                                                       (6,500)                                (6,500)
Comprehensive loss:
  Net loss                                                                (2,031,600)               (2,031,600)
  Other comprehensive
    income:
    Less:
      reclassification
      adjustment for
      net losses
      included in net
      loss                                                                                (13,400)     (13,400)
                                                                                                    ----------
Total comprehensive
  loss                                                                                              (2,045,000)
                        -----    -------  ---------  ------  ----------- -----------      --------  ----------
Balance,
  December 29, 2004    36,000       400   3,881,899   38,800  10,903,300  (8,190,700)         ---    2,751,800
Exercise of stock
  options                                    24,900      200      29,000                                29,200
Preferred stock
  dividends                                                                  (76,500)                  (76,500)
Comprehensive income:
  Net income                                                               9,353,700                 9,353,700
  Other comprehensive
  Income:
  Net unrealized
    holding loss
    arising during
    the period                                                                             (6,100)      (6,100)
                                                                                                    ----------
Total comprehensive
  income                                                                                             9,347,000
                        ------   -------  ---------  ------  ----------- -----------      --------  ----------
Balance,
  December 28, 2005     36,000     $400   3,906,799  $39,000 $10,932,300  $1,086,200      $(6,100) $12,052,100
                        ======   =======  =========  ======  ============ ===========     ========  ==========
See accompanying notes to consolidated financial statements.
                                15
EACO CORPORATION
Consolidated Statements of Cash Flows
                                                                   For the Years Ended
                                                           ---------------------------------------
                                                            December 28, December 29, December 31,
                                                                2005        2004        2003
                                                           ---------------------------------------
Operating activities:
  Net income (loss)                                        $9,353,700  ($2,031,600) ($2,401,000)
  Adjustments to reconcile net income (loss) to
   Net cash provided by operating activities:
   Depreciation and amortization                            1,112,000    1,975,400    1,990,500
   Asset impairment charge                                     31,000      594,200       63,100
   Directors' fees in the form of stock options                    --       20,000           --
   Change in deferred tax asset valuation                  (2,587,300)          --           --
   Gain on sale of operating restaurants                  (10,035,200)          --           --
   (Gains) loss on investments                                235,900       (7,000)     330,600
   Amortization of loan fees and deferred commissions          63,300       84,400       58,300
   Amortization of deferred gain                              (40,300)     (70,900)     (70,800)
   Loss on disposition of equipment                            (4,700)      29,000       26,700
   Note receivable discount                                   299,100           --           --
   Amortization of note receivable discount                   (37,400)          --           --
   (Increase) decrease in:
      Receivables                                             (55,000)      29,300       (5,200)
      Inventories                                             234,900       65,200      (64,000)
      Prepaid expenses                                        374,300       81,400     (127,600)
      Deferred tax asset                                   (1,766,700)          --           --
      Other assets                                            (15,900)     (22,800)      (3,800)
   Increase (decrease) in:
      Accounts payable                                     (1,069,400)     (42,500)    (224,300)
      Accrued liabilities                                  (1,476,200)     (23,700)     418,300
      Deferred revenue                                         66,000           --           --
      Deferred rent                                           250,500       31,700       31,700
      Deposit liability                                         6,000       (8,000)      16,500
      Deferred tax liability                                2,978,000           --           --
      Workers compensation benefit liability                  (24,400)      82,200      269,600
                                                           ----------   ----------   ----------
Net cash provided by (used in) operating activities        (2,107,800)     786,300      308,600
                                                           ----------   ----------   ----------
Investing activities:
  Principal receipts on mortgages receivable                       --           --      342,000
  Restricted cash (Note 1)                                 (3,612,200)          --           --
  Purchases of investments                                   (519,500)  (1,704,600)    (378,900)
  Proceeds from sales of investments                            8,300      196,700      272,000
  Proceeds from securities sold not yet purchased           3,047,500       57,000      988,600
  Expenses from sale of operating restaurants                (457,200)          --           --
  Proceeds from sale of operating restaurants, net         25,950,000      900,000    1,796,000
  Proceeds from sale of property held for sale                     --    2,427,500      304,300
  Expenses from property held for sale                             --     (183,000)          --
  Proceeds from sale of property and equipment              1,606,000           --           --
  Capital expenditures                                     (2,991,500)  (3,080,200)    (938,000)
  Acquisition of income-producing real estate property     (8,300,000)          --           --
                                                           ----------   ----------   ----------
Net cash provided by (used in) investing activities        14,731,400   (1,386,600)   2,386,000
                                                           ----------   ----------   ----------
Financing activities:
  Proceeds from sale-leaseback                              2,600,000           --           --
  Payment of sale-leaseback costs                            (160,000)          --           --
  Proceeds from issuance of long-term debt                  1,800,000           --           --
  Payments on long-term debt                              (13,887,900)  (2,498,000)  (2,058,300)
  Payments on capital lease obligations                      (34,800)     (54,200)     (28,100)
Proceeds from exercise of stock options                      29,200           --           --
  Expenses of preferred stock issuance                             --      (53,000)          --
  Proceeds from issuance of preferred stock                        --      900,000           --
  Preferred stock dividend paid                               (76,500)      (6,500)          --
  Proceeds from the issuance of common stock                       --      175,300           --
                                                            ---------   ----------   ----------
Net cash used in financing activities                      (9,730,000)  (1,536,400)  (2,086,400)
                                                           ----------   ----------   ----------
Net increase (decrease) in cash and cash equivalents        2,893,600   (2,136,700)     608,200
Cash and cash equivalents - beginning of year                 151,100    2,287,800    1,679,600
                                                           ----------   ----------   ----------
Cash and cash equivalents - end of year                    $3,044,700     $151,100   $2,287,800
                                                           ==========   ==========   ==========
Noncash investing and financing activities:
  Net change in unrealized gain                                $6,100      ($2,100)     $17,500
                                                           ==========   ==========   ==========
`  Transfer to assets held for sale from property                  --           --   $1,136,700
                                                           ==========   ==========   ==========
  Issuance of note receivable                              $4,000,000           --           --
                                                           ==========   ==========   ==========
  Building acquired under capital lease                    $1,475,000   $1,762,300   $       --
                                                           ==========   ==========   ==========
Supplemental disclosures of cash flow information:
  Cash paid during the year for interest                   $1,093,200   $1,671,000   $1,682,200
                                                           ==========   ==========   ==========
  Cash paid during the year for income taxes               $       --   $       --   $       --
                                                           ==========   ==========   ==========


See accompanying notes to consolidated financial statements.

EACO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

Organization

EACO Corporation ("EACO") was organized under the laws of the State of Florida in September l985.

Principles of Consolidation

The consolidated financial statements include the accounts of EACO and its wholly-owned subsidiary, Steak House Construction. All significant intercompany transactions and balances have been eliminated. EACO and its subsidiary are collectively referred to as the "Company".

Fiscal Year

The fiscal year consists of a fifty-two or fifty-three week period ending on the Wednesday nearest to December 31. Fiscal years 2005, 2004 and 2003 consisted of fifty-two weeks.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include EACO's workers' compensation liability, the depreciable lives of assets and the valuation allowance against deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has a cash management program that provides for the investment of excess cash balances in short-term investments.
These investments are stated at cost which approximates market value and consist of money market instruments and have maturities of three months or less, when purchased.

Restricted Cash

Restricted cash - short term totals $3,212,200 and consists of funds required to settle our obligation associated with securities sold, not yet purchased at December 28, 2005.

Restricted cash - long term totals $400,000 and consists of funds set aside as part of the 2005 sale of the Company's operating restaurants (see Note 2).

Investments

Investments consist of securities held for sale and securities sold, not yet purchased. The Company classifies its existing marketable equity securities as available for sale in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These securities are carried at fair market value, with unrealized gains and losses reported in shareholders' equity as a component of other comprehensive income (loss). Gains or losses on securities sold are based on the specific identification method. Proceeds from sales of these investments were $8,300, $196,700, and $272,000 in 2005,
2004 and 2003, respectively. Gross gains of $0, $25,000 and $33,400 and gross losses of $100, $0 and $7,300 were realized on these sales in 2005, 2004 and 2003 respectively.

A primary investment strategy used by the Company in 2004 and 2005 consisted of short-selling of securities, which results in obligations to purchase securities at a later date. As of December 28, 2005, the Company's total obligation for these securities sold, not yet purchased was $3,212,200, compared to $0 at December 29, 2004. The Company recognized net losses on securities sold, not yet purchased of $211,300 in 2005 and $37,534, respectively.

Certificate of Deposit

Certificates of deposit are stated at cost. They are classified as a long-term asset because they are pledged as collateral (see
Note 8) and will likely not be available for use by the Company for more than one year.

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

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purpose of the impairment review, assets are grouped on a asset-by-asset basis. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of each restaurant's assets to future net cash flows expected to be generated by such restaurant's assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company recognized asset impairment charges of $31,000, $594,200 and $63,100 in 2005, 2004 and 2003, respectively.

Property Held for Sale

Property held for sale at December 28, 2005 consisted of one restaurant property. The restaurant is managed by Banner under a management agreement which expires in 2006, at which time Banner must exercise a purchase option. There was no remaining property held for sale at December 29, 2004.

Other Assets

Other assets consist principally of deferred charges, which are amortized on a straight-line basis. Deferred charges and related amortization periods are as follows: financing costs - term of the related loan and initial franchise rights - 40 years for 2003, 18 months beginning in 2004.

The gross carrying amount of the deferred financing costs was $71,900 and $878,400 as of December 28, 2005 and December 29, 2004, respectively. Accumulated amortization related to financing costs was $26,700 and $241,100 as of December 28, 2005 and December 29, 2004, respectively. Amortization expense was $49,600 and $84,300 for 2005 and 2004, respectively. The decrease in 2005 was due to the reduction in the gross carrying cost resulting from the Asset Sale. Amortization expense for each of the next five years is expected to be $3,500.

The gross carrying amount of the initial franchise rights was $0 and $299,700 as of December 28, 2005 and December 29, 2004, respectively. Accumulated amortization related to initial franchise rights was $0 and $252,400 as of December 28, 2005 and December 29, 2004, respectively. Amortization expense was
$47,300 and $127,600 for 2005 and 2004, respectively.   The
value of the franchise rights was fully amortized and written off as of June 30, 2005, when the Franchise Agreement expired.

Assets Acquired

The Company allocates the purchase price of business assets acquired (net intangible and identifiable intangible assets) and liabilities assumed based on their relative fair values at the date of acquisition under the provisions of SFAS No. 141, "Business Combinations" ("FAS 141"). The Company applied FAS 141 to the purchase of the California property in 2005. FAS 141 provides guidance on allocating a portion of the purchase price of a property to certain identifiable intangible assets. There are three categories of intangible assets that management considered: (i) above and below-market value of in-place leases, (ii) the value of in-place lease origination costs and
(iii) the value of in-place tenant improvements.

The above and below-market value of in-place leases are determined based on the present value of the difference between
(i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimates of fair market lease rates for comparable in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market leases is amortized as a reduction of base rental revenue over the remaining terms of the respective leases. The value of below-market leases is accreted as an increase to base rental revenue over the remaining terms of the respective leases.

The value of in-place lease origination costs is based on management's estimates of broker commissions associated with negotiating lease terms for in-place leases, and is amortized over the remaining terms of the respective leases. The value of in-place tenant improvements is based on management's estimates of tenant improvement costs for comparable properties measured over a period equal to the remaining non-cancelable term of the respective leases.

The following summarizes the Company's allocation of assets acquired under FAS 141 in 2005.

Land                                $4,592,700
Buildings                            3,789,500
In-place below-market leases          (340,100)
In-place lease origination costs        47,200
In-place tenant improvements           210,700
                                    ----------
Total                               $8,300,000
                                    ==========

Expected amortization of in-place intangible items on our balance sheet at December 28, 2005 is as follows:

                            Below         Lease        Tenant
                       Market Leases   Origination  Improvements
                       -------------   -----------  ------------

         2006            (95,600)        12,900         57,400
         2007            (81,600)        12,900         57,400
         2008            (81,600)        12,900         57,400
         2009            (71,200)         7,400         33,600
                        --------        -------       --------
                       $(329,800)       $46,200       $205,900
                       =========        =======       ========

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

In accordance with SFAS 109, the Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. SFAS 109 further states that forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as significant decreases in operations. As a result of the Company's recent disposal of significant business operations, the Company concluded that a valuation allowance should be recorded against certain federal and state tax credits. The utilization of these credits requires sufficient taxable income after consideration of net operating loss utilization.

Earnings Per Share

Basic earnings per share for fiscal years 2005, 2004 and 2003 were computed based on the weighted average number of common shares outstanding. Diluted earnings per share for those years have been computed based on the weighted average number of common shares outstanding, giving effect to all dilutive potential common shares that were outstanding during the respective year. Dilutive shares are represented by shares under option, stock warrants and convertible preferred stock. Due to the Company's net losses in fiscal year 2004 and 2003, potentially dilutive securities of 29,800 and 0, respectively, are antidilutive and have been excluded from the computation of diluted earnings per share.

Stock-Based Compensation

The Company accounts for stock-based compensation utilizing the intrinsic value method per Accounting Principles Board No. 25 (APB 25), "Accounting for Stock Issued to Employees". The Company's long-term incentive plan provides for the grant of stock options and restricted stock. The exercise price of each option equals the market price of the Company's stock on the date of grant. Options vest in one-quarter increments over a four-year period starting on the date of grant. An option's maximum term is 10 years. See Note 11 - Common Shareholders' Equity for additional information regarding the Company's stock options.

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". Pursuant to the disclosure requirements of SFAS 148, the following table provides an expanded reconciliation for all periods presented:

                                      2005          2004           2003
                                  ------------  ------------   ------------
Net income (loss) available
  (attributable) to common
  shareholders as reported        $ 9,277,200   $(2,050,700)   $(2,401,000)
Add: Stock based compensation
  expense included in net
  income, net of tax                      ---       20,000             ---
Deduct: Total stock-based
  compensation expense
  determined under fair value,
  net of tax                              ---      (23,500)        (12,400)
                                  ------------  -----------   -------------
Pro forma net income (loss)       $ 9,277,200  $(2,054,200)    $(2,413,400)
                                  ===========  ============    ============
Income (loss) per share
  Basic, as reported              $      2.40  $      (0.53)   $     (0.65)
  Basic, pro forma                $      2.40  $      (0.53)   $     (0.65)
  Diluted, as reported            $      1.91  $      (0.53)   $     (0.65)
  Diluted, pro forma              $      1.91  $      (0.53)   $     (0.65)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. No employee stock options were granted in 2005, 2004 or 2003.

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform to the 2005 presentation.

New Accounting Standards

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment". SFAS No. 123(R) will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation costs will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS No. 123(R) replaces FASB SFAS No. 123, "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The effective date of SFAS No. 123(R) is for annual periods beginning after December 15, 2005.

NOTE 2.  DISCONTINUED OPERATIONS

In accordance with Statement of Financial Accounting
Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company accounts for the results of operations of a component of an entity that has been disposed or that meets all of the "held for sale" criteria, as discontinued operations, if the component's operations and cash flows have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. The "held for sale" classification requires having the appropriate approvals by our management, Board of Directors and shareholders, as applicable, and meeting other criteria.
When of all these criteria are met, the component is then classified as "held for sale" and its operations are reported as discontinued operations.

On June 30, 2005 (the first day of the Company's third quarter), the Company completed the sale of substantially all of its operating restaurants to Banner Buffets, LLC
("Banner" or "the Buyer"). The sale of sixteen restaurant businesses, premises, equipment and other assets used in restaurant operations was made pursuant to an asset purchase agreement dated February 22, 2005. Prior to this transaction, no material relationship existed between the Company and Banner. The total purchase price was approximately $29,950,000, consisting of $25,950,000 in cash at closing and a promissory note for $4,000,000. The note accrues interest at 8.0% payable monthly and is secured by restaurant equipment valued at less than $1 million. The Buyer also assumed obligations under capital leases of approximately $4.5 million.

The sale transaction between the Company and Banner is summarized as follows:

Proceeds from sale                                           $29,950,000

Transaction expenses
  Legal fees                                                     294,400
  Investment banker fees                                          21,200
  Other divestment related costs                                 141,600
                                                             -----------
Total transaction expenses                                       457,200
                                                             -----------
Net proceeds                                                  29,492,800
Net assets sold                                              (17,465,400)
Unamortized discount on note receivable (See Note 5)            (299,100)
                                                             -----------
Gain on sale before income tax                                11,728,300
Estimated income tax (*)                                      (1,693,100)
                                                             -----------
Gain on sale after income tax                                $10,035,200
                                                             ===========

(*) Represents the effect of $4,280,400 in estimated taxes from the transaction, net of the change in the Company's deferred tax asset valuation allowance of $2,587,300, principally the utilization of net operating losses
("NOLs"), in connection with the sale. The change in the deferred tax asset valuation allowance was recognized in the second quarter.

Due to the Asset Sale, the Company has exited the restaurant business and the results of the sixteen restaurants sold have been segregated from continuing operations in the Consolidated Results of Operations and reported as discontinued operations for all periods presented. The Company has restricted cash of $400,000 in escrow set aside for the potential payment of broker commissions which are currently subject to litigation. See
Note 11 - Legal Proceedings. The ultimate amount of gain to be recognized on the asset sale may be reduced based on the outcome of such litigation.

Operating results of the discontinued operations for 2004 and through the date of sale in 2005 are summarized below:

                                                             For the years ended
                                                       December 28,       December 29,
                                                           2005              2004
                                                   -------------------------------------
Revenues                                               $19,161,800          $37,799,500
Costs and expenses                                     (18,518,400)         (36,294,900)
Asset impairment charge                                         --             (594,200)
Interest and other income                                  123,700              (40,600)
Interest expense                                          (903,600)            (594,200)
                                                       -----------          -----------
Income (loss) before income taxes                         (136,500)            (725,300)
Income tax benefit (expense)                                51,400                   --
                                                       -----------          -----------
Income (loss) from discontinued
  operations, net of income taxes                          (85,100)            (725,300)
Gain on sale of discontinued operations:
    Gain on sale before income taxes                    11,728,300                   --
    Estimated income taxes:
      Transaction taxes                                 (4,280,400)                  --
      Change in deferred tax valuation allowance(*)      2,587,300                   --
                                                       -----------          -----------
    Total income taxes on sale                          (1,693,100)                  --
Gain on sale, net of income taxes                       10,035,200                   --
                                                       -----------          -----------
Income (loss) from discontinued operations              $9,950,100            ($725,300)
                                                       ===========          ===========

(*) Represents the change in the Company's deferred tax asset valuation allowance of $2,587,300, resulting principally from the utilization of NOLs, in connection with the sale. The change in the deferred tax asset valuation allowance was recognized in the second quarter.

Assets and liabilities of discontinued operations for 2005 are as follows:

                                        December 28,
                                            2005
                                      ---------------
Assets
  Current assets                       $    19,000
  Property and equipment, net            1,127,100
  Other assets                                 ---
                                       -----------
  Total assets held for sale           $ 1,146,100
                                       -----------
Liabilities
  Current liabilities                  $    20,300
  Deferred rent                             87,000
  Long-term debt                               ---
  Obligations under capital lease          949,800
  Deferred gain                                ---
                                       -----------
  Total liabilities associated
  with assets held for sale            $ 1,057,100
                                       -----------

The remaining assets held for sale and associated liabilities at December 28, 2005 relate to one restaurant that was included in the sale to Banner, but the Company's landlord did not consent to the assignment of the Company's lease. Accordingly, the Company still maintains the assets and liabilities of the restaurant, and Banner operates the restaurant under a management agreement. The Company and Banner agreed to continue to pursue assignment of the lease, and Banner is obligated to buy the assets subject to the lease pursuant to a purchase option under the terms of the lease, between September to November 2006.

NOTE 3.  CLOSED RESTAURANT COSTS

The Company sold four closed restaurants in 2004. In 2005, two restaurants leased by the Company to other operators were closed when the tenants vacated the premises. Costs incurred to close restaurants and continuing costs incurred to maintain the closed restaurants in 2005, 2004 and 2003 were $19,400, $63,300 and
$105,600, respectively.

NOTE 4.  ASSET IMPAIRMENT CHARGES

In accordance with SFAS 144, the Company recognized asset impairment charges of $31,000, $594,200 and $63,100 in 2005,
2004 and 2003, respectively. The charge in 2005 related to the planned Corporate office relocation. Charges in 2004 and 2003 are included in our results of discontinued operations. The charges in 2004 resulted from closure of one leased restaurant. The charges in 2003 related to one closed restaurant.

NOTE 5.  NOTE RECEIVABLE

On June 30, 2005, the first day of the third quarter, the Company sold substantially all of its operating restaurants
(see Note 2). The sales price of $29,950,000 consisted of $25,950,000 in cash and a term note of $4,000,000. The term note bears interest at 8.0%. Interest-only payments on the note are due until June 30, 2007, when principal payments begin as detailed below. The note matures on June
30, 2009, and is collateralized by restaurant equipment valued at less than $1 million.

In consideration of the note not being fully collateralized, management has estimated that the note receivable was issued at a below market interest rate, and estimated that market conditions in effect at the date of the sale would have resulted in an estimated market interest rate of 12% for the unsecured portion of the note.
Accordingly, all future payments due under the note have been discounted to the date of the note, resulting in the recognition of an unamortized discount of $299,100, which will be recognized as interest income over the life of the note. For the year ended December 28, 2005, interest income recognized on the Banner note was 201,000, including
$37,400 of the unamortized discount was recognized as interest income. The amount of the unamortized discount at December 28, 2005 was $261,700.

Principal contractual maturities on the note receivable are as follows:

         Year           Maturities
         ----           ----------
         2007           $1,500,000
         2008            1,500,000
         2009            1,000,000
                        ----------
                        $4,000,000
                        ==========

NOTE 6.  FRANCHISE AGREEMENT

The Company operated its Ryan's restaurants under a franchise agreement between the Company and the Franchisor dated September 16, 1987, which amended and consolidated all previous franchise agreements (as amended, the "Franchise Agreement"). In December 2003, the Company entered into an amendment (the "Amendment") to the Franchise Agreement to terminate the Franchise Agreement by June 2005. The Amendment required the Company to convert a specific number of its Ryan's restaurants each quarter to a new name and logo, beginning the first quarter of 2004, and requires all of the Ryan's restaurants to be converted by June 2005. As soon as each Ryan's restaurant was converted, franchise fees are no longer payable to the Franchisor for that converted restaurant.

The Amendment required the Company to pay a monthly franchise fee of 4.0% of the gross receipts of each restaurant operating under the name of Ryan's. Total franchise fee expenses were $291,700, $1,112,000 and $1,494,400 for fiscal years 2005, 2004 and 2003, respectively.

Note 7.  ACCRUED LIABILITIES

Accrued liabilities are summarized as follows:

                               December 28,    December 29,
                                   2005           2004
                               ----------     ----------
Property taxes                   $21,000       $415,100
Payroll and payroll taxes         18,500        633,600
Legal                             91,300         39,100
Other                            150,700        690,200
                               ----------     ----------
                                $281,500     $1,778,000
                               ==========     ==========

Note 8.  WORKERS' COMPENSATION LIABILITY

The Company self-insures workers' compensation losses up to certain limits. The liability for workers' compensation claims represents an estimate of the ultimate cost of uninsured losses which are unpaid as of the balance sheet dates. The estimate is continually reviewed and adjustments to the Company's estimated claim liability, if any, are reflected in current operations.

The State of Florida Division of Workers' Compensation ("the Division") requires self-insured companies to pledge collateral in favor of the Division in an amount sufficient to cover the Company's projected outstanding liability. In compliance with this requirement, in July 2004 the Company provided the Division with a $1 million letter of credit from a bank with an expiration date of July 1, 2006. Based upon the Bank's evaluation of the Company's credit and to avoid collateralization requirements, the letter of credit is guaranteed on behalf of the Company by Bisco Industries, Inc. ("Bisco"). The Chairman of the Company's Board of Directors, Glen F. Ceiley, is the President of Bisco. In addition, the Company pledged certificates of deposit totaling $369,500 to the Division, to meet the Division's collateral requirement of $1,369,500.

After the Asset Sale, the Company terminated its self-insurance program, and no further claims were incurred after June 29, 2005. Beginning in 2006, the Company's liability for Workers' Compensation is expected to decrease gradually, and the Company should be able to reduce its required collateral deposits accordingly.

Note 9.  LONG-TERM DEBT

Long-term debt is summarized as follows:
                                              December 28,   December 29,
                                                  2005           2004
                                              -----------    -------------
Collateralized notes payable to GE Capital
Franchise Finance Corporation, monthly
principal and interest payments totaling
$20,500, interest at thirty-day LIBOR rate
+3.75% (minimum interest rates
of 7.34%); due December 2016                  $1,806,200    $15,691,200

Collateralized note payable to Citizen's
Bank, monthly principal and interest payment
totaling $14,100, interest at prime with
a minimum rate of 6.75% and a maximum rate of
10.25%; due December 2027                      1,797,200              --
                                             -----------    ------------
                                               3,603,400      15,691,200
Less current portion                            (136,900)       (917,200)
                                            ------------    ------------
                                              $3,466,500    $14,774,000
                                             ============    ============

Total maturities of long-term debt are as follows:


2006                 $   136,900
2007                     143,700
2008                     155,400
2009                     168,000
2010                     181,600
Thereafter             2,817,800
                     -----------
                     $ 3,603,400
                     ===========

Beginning in December 1996, the Company entered into a series of loan agreements with FFCA Mortgage Corporation, (now known as GE Capital). The GE Capital loans are secured by mortgages on two
of the Company's restaurant properties.   At the time of the
Asset Sale in June 2005, the Company paid off all except two of the mortgages. As of December 28, 2005, the outstanding balance due under the Company's various loans with GE Capital was $1,806,200. The interest rate for the GE Capital loans is 7.47% at December 28, 2005.

The GE Capital loan agreements contain various restrictions on fixed charge coverage ratios, determined both on aggregate and individual restaurant levels. As of December 28, 2005, the Company was not in compliance with one of the debt covenants.

The Company obtained a waiver of the covenant violation from GE
Capital.

In November 2005, the Company purchased an income producing real estate property in Sylmar, California and assumed a note of $1.8 million with interest equal to the prime rate. As of December 28, 2005, the outstanding balance under the note was $1,797,200.

NOTE 10.  INCOME TAXES

The following summarizes the Company's provision for income taxes:

Current:                       2005       2004       2003
                            ---------   ------     ------
  Federal                     $70,040     $ --       $ --
  State                            --       --         --
                            ---------   ------     ------
                               70,040       --         --

Deferred:
  Federal                   1,142,809       --         --
  State                        68,491       --         --
                            ---------   ------     ------
                            1,211,300       --         --
                            =========   ======     ======

Income taxes for the years ended December 28, 2005, December 29,
2004 and December 31, 2003 differ from the amount computed by applying the federal statutory corporate rate of 34% to earnings before income taxes.

The differences are reconciled as follows:

                                 2005           2004             2003
                              ----------     ----------       -----------
Income tax benefit at
statutory rate                $3,180,300      $(690,700)        $(816,300)
Increase (decrease) in taxes
due to:
State tax net of
  federal benefit                618,300        (73,700)         (87,200)
Change in deferred tax
  asset valuation allowance   (2,587,300)       355,200          903,500

Adjusted book to tax accrual          --        409,200              ---
                              ----------     ----------       -----------
Income tax expense            $1,211,300     $      ---       $      ---
                              ==========     ==========       ===========

Reconciliation of income tax benefit associated with continuing operations:

                                                           2005
                                                        -----------
Income tax benefit at statutory rate                    $(325,000)
Increase (decrease) in taxes due to:
State tax net of federal benefit                          (35,000)
Change in deferred tax asset valuation allowance               --
                                                        -----------
Income tax benefit                                      $(360,000)

The components of deferred taxes at December 28, 2005 and December 29, 2004 are summarized below:

                                        December 28, 2005      December 29, 2004
                                         ----------------       ---------------
Deferred tax assets:
   Net operating loss                     $   1,003,700          $   2,270,200
   Federal and state tax credits                694,200                589,200
   Accruals not currently deductible            548,300                458,800
   Excess tax over book basis                   214,700                     --
   Capital loss carryforward                        ---                248,800
   Unearned revenue, previously taxed               ---                466,700
                                         ---------------        ---------------
                                              2,460,900              4,033,700
   Valuation allowance                         (694,200)            (3,281,500)
                                         ---------------        ---------------
   Total deferred tax assets                  1,766,700                752,200
                                         ---------------        ---------------
Deferred tax liabilities:
   Excess of tax over book depreciation
   and amortization                                 ---                752,200
   Unrealized gain on investment              2,978,000                    ---
                                         --------------         --------------
Total deferred tax liabilities                2,978,000                752,000
                                         ---------------        ---------------
Net deferred tax liability                 $  1,211,300          $         ---
                                         ===============        ===============

At December 28, 2005, the Company's federal and state tax credit was comprised of $61,900 in general business credits which expire in 2013 and alternative minimum tax credits of $632,400 which have no expiration date. Additionally, at December 28, 2005, the Company has Federal net operating losses of $856,200, which begin expiring in 2018 and State net operating losses of $147,500, which begin expiring in 2012.

In accordance with SFAS 109, the Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. SFAS 109 further states that forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as significant decreases in operations. As a result of the Company's recent disposal of significant business operations, the Company concluded that a valuation allowance should be recorded against certain federal and state tax credits. The utilization of these credits requires sufficient taxable income after consideration of net operating loss utilization.

NOTE 11.  COMMON SHAREHOLDERS' EQUITY

Earnings per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for net loss and net loss attributable to common shareholders:

                                                       2005            2004            2003
                                                 ---------------------------------------------
EPS from continuing operations - basic:
  Loss from continuing operations                  $ (596,400)     $(1,306,300)    $(1,883,800)
  Less:  preferred stock dividends                    (76,500)         (19,100)             --
                                                  -----------     ------------     -----------
  Income (loss) from continuing operations
    for basic EPS computation                      $ (672,900)     $(1,325,400)    $(1,883,800)
                                                  ===========     ============     ===========

Weighted average shares outstanding for
  basic EPS computation                             3,889,900        3,813,000       3,706,200
                                                  ===========     ============     ===========
Earnings (loss) per common share from
  continuing operations - basic                    $    (0.17)     $     (0.34)    $     (0.51)
                                                  ===========     ============     ===========

EPS from continuing operations - diluted:
  Income (loss) from continuing operations         $ (596,400)     $(1,306,300)    $(1,883,800)
  Less: preferred stock dividends,
    if applicable                                         n/a              n/a              --
                                                  -----------     ------------     -----------
  Income (loss) from continuing operations
    for diluted EPS computation(1)                 $ (596,400)     $(1,306,300)    $(1,883,800)
                                                  ===========     ============     ===========
Weighted average shares outstanding                 3,889,900        3,813,000       3,706,200
Dilutive effect of stock options and
  restricted stock units                               16,800               --              --
Dilutive effect of assumed conversion of
  preferred stock, if applicable                    1,000,000               --              --
                                                  -----------     ------------     -----------
Weighted average shares outstanding for
  diluted EPS computation (2)                       4,906,700        3,813,000       3,706,200
                                                  ===========     ============     ===========
Earnings (loss) per common share from
  continuing operations - diluted                  $    (0.12)     $     (0.34)     $     (0.51)
                                                  ===========     ============     ============

For the years ended December 29, 2004 and December 31, 2003, no potential common shares from outstanding stock options have been included in the computation of diluted earnings per share due to their antidilutive effect.

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

The Company sometimes compensates its directors for their service to the Company by issuance of stock options at an exercise price below the current market price. In 2004, the Company issued a total of 29,848 shares to the directors at an exercise price of $0.01, considering the lower market price of the stock as of the date of issuance and recognized $20,000 in compensation expense.

The following table summarizes the changes in the total number of stock option shares outstanding during the three years ended
December 28, 2005.

--------------------------------------------------------------------------------------------------------------
                                         2005                       2004                       2003
                            ----------------------------------------------------------------------------------
                             Options  Weighted Average  Options  Weighted Average  Options   Weighted Average
                                       Exercise Price             Exercise Price              Exercise Price
--------------------------------------------------------------------------------------------------------------
Options outstanding at
  beginning of year          106,800        $2.09      133,490         $2.02       157,490        $2.07
Options granted                   --           --       29,848           .01            --           --
Options exercised            (24,900)        1.18      (29,848)          .01            --         1.00
Options forfeited            (49,400)        2.55      (26,690)         1.74       (24,000)        2.36
                             --------                  --------                    -------
Options outstanding at
  end of year                 32,500         2.08      106,800          2.09       133,490         2.02
                             ========                  ========                    =======
Options exercisable at
  end of year                 32,500         2.08      106,800          2.09       129,915         2.04
                            ========                   ========                    =======
Weighted average fair value
  of options granted during
  the year                  $    ---                  $   .01                     $    ---
Common shares reserved for
  future grants at end
  of year                    200,000                   200,000                    200,000
==============================================================================================================

The following table summarizes information about fixed stock options outstanding at December 28, 2005:

                                                                             Weighted Average
          Year         Exercise            Options          Options           Remaining Life
        Granted         Price            Outstanding      Exercisable            (In years)

          1996            2.81              2,000            2,000                  1.0
          1997            3.28              2,000            2,000                  2.0
          1999            2.00             25,000           25,000                  3.8
          1999            1.50              3,500            3,500                  3.9
                                          -------          -------
                                           32,500           32,500
                                          =======          =======

Preferred Stock

The Company's Board of Directors is authorized to set the various rights and preferences for the Company's Preferred Stock, including voting, conversion, dividend and liquidation rights and preferences, at the time shares of Preferred Stock are issued. In September 2004, the Company sold 36,000 shares of the Company's newly authorized Series A Cumulative Convertible Preferred Stock, with an 8.5% dividend rate at a price of $25 per share for a total purchase price of $900,000 cash. The Preferred Stock was sold to the Company's Chairman. Holders of the Preferred Stock have the right at any time to convert the liquidity preference of $25 for each share of Preferred Stock into shares of the Company's Common Stock at the conversion price of $0.90 per share. In the event of a liquidation or dissolution of the Company, holders of Series A Preferred Stock are entitled to be paid out of the assets of the Company available for distribution to shareholders $25 per share plus all accrued dividends before any payments are made to the holders of Common Stock.

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

NOTE 12.  PROFIT SHARING AND RETIREMENT PLAN

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

The profit sharing plan includes a 40l(k) feature by which employees can contribute, by payroll deduction only, a portion of their annual compensation not to exceed $14,000 in 2005 and $13,000 in 2004.

The plan provides for a Company matching contribution of $0.25 per dollar of the first 6% of employee contributions. The Company's matching contribution was $9,900 in 2005, $28,100 in 2004 and $35,000 in 2003. In 2005, employees vested in Company contributions based on the following schedule:

          Years of                Vesting
          Service               Percentage
          --------              ----------
             1                       0%
             2                      20%
             3                      40%
             4                      60%
             5                      80%
             6                     100%

Due to the sale of the Company's operating assets and the elimination of most of its personnel, the Company plans to terminate its 401k plan in 2006.

NOTE 13.  COMMITMENTS AND CONTINGENCIES

Lease Obligations

At December 28, 2005, the Company is committed under the terms and conditions of real and personal property operating leases for minimum rentals aggregating $1,283,200 plus insurance, common area expenses and taxes. The Company has various renewal options on these leases covering periods of five to twenty years.

In September 1996, the Company entered into a twenty-year lease agreement with two five-year renewal options for a restaurant building. The total net book value of the assets covered by the lease amounted to $651,700 at December 28, 2005. Interest is computed at an annual rate of 10.65%.

On December 30, 2004, the first day of the Company's fiscal year, the Company completed a sale-leaseback transaction of its Deland facility which was accounted as a financing pursuant to SFAS No. 98 - "Accounting for Leases". Effective upon the closing of the sale, the Company leased the building back from the buyer. The new lease term provided for a twenty-year lease with annual lease payments totaling approximately $260,000. In connection with the Asset Sale, the property was sold to Banner, who assumed the lease obligation.

Future minimum lease obligations under non-cancelable capital leases and operating leases consist of the following as of December 28, 2005:

----------------------------------------------------------------------------------------
                                                         Capital               Operating
                                                          Leases                Leases
----------------------------------------------------------------------------------------

2006                                                    $129,200               $240,600
2007                                                     144,700                204,300
2008                                                     144,700                 99,900
2009                                                     144,700                 87,000
2010                                                     144,700                 85,700
Future years                                             955,600                565,700
                                                      ----------             ----------
Total minimum lease payments                           1,663,600             $1,283,200
                                                                             ==========
Amount representing interest                            (713,800)
                                                      ----------
Present value of net minimum payments                    949,800
Current portion                                          (33,400)
                                                      ----------
Long-term capital lease obligations (1)               $  916,400
                                                      ==========

(1) Long-term capital lease obligations are included in Liabilities Associated with Assets Held for Sale on the Company's
Consolidated Balance Sheet.

Rental expense for operating leases for the years ended December
28, 2005, December 29, 2004 and December 31, 2003 was $437,200,
$590,300 and $519,900, respectively.

The Company's income-producing real estate property is leased to two tenants under operating leases. The Company also leases or sub-leases two of its restaurant locations to a third party.
The following table shows the future minimum rentals receivable under non-cancelable operating leases in effect at year-end 2005:

                Income-Producing
                   Real Estate        Restaurant      Total
                   ----------          ---------   ----------
2006               $  337,500           $131,100   $  468,600
2007                  237,500            135,800      373,300
2008                  237,500            140,400      377,900
2009                  240,500            140,400      380,900
2010                  244,700            140,400      385,100
Future years          836,000            204,200    1,040,300
                   ----------           --------   ----------
                   $2,133,800           $892,300   $3,026,100
                   ==========           ========    ==========

Rental income from leases was $308,900, $131,100 and $146,100 for 2005, 2004 and 2003, respectively.

Legal Matters

In connection with the Asset Sale, a broker has demanded a commission payment of $3.5 million. The Company has filed suit against the broker in an effort to expedite a resolution of the claim. The Company agreed to place $400,000 in escrow in connection with the lawsuit. In addition, in August 2005, the Company was sued by another broker who claims that a commission of $749,000 is payable to him as a result of the Asset Sale. The Company plans to vigorously defend both of these claims. Due to the fact that management cannot predict the outcome or the possible payments awarded under these legal proceedings, no charge to earnings has been made in the 2005 financial statements.

NOTE 14.  QUARTERLY CONSOLIDATED FINANCIAL DATA (Unaudited)

Following is a summary of the quarterly results of operations for the years ended December 28, 2005 and December 29, 2004:

                                   Fiscal Quarter
                      ---------------------------------------------
$ In thousands,         First    Second   Third    Fourth     Total
except per share      ---------------------------------------------
amounts:

2005:
Rental income               33       33      47      103         216
Loss from continuing
  operations, before
  income taxes            (260)    (243)    (82)    (372)       (957)
Income (loss) from
  discontinued
  operations               544    2,573   7,416     (583)      9,950
Gain on sale of
  discontinued operations
  before income taxes       --       --  11,728       --      11,728
Net income (loss)          258    2,543   7,368     (815)      9,354
Cumulative
  preferred stock
  dividend                 (19)     (19)    (19)     (19)        (76)
Basic income (loss)
  per share               0.06     0.65    1.89    (0.20)       2.40
Diluted income (loss)
  per share               0.06     0.62    1.38    (0.15)       1.91

2004:
Rental income               32       33      33       33         131
Loss from continuing
  operations              (242)    (253)   (445)    (366)     (1,306)
Loss from
  discontinued
  operations               (90)    (318)    (95)    (222)       (725)
Net loss                  (332)    (572)   (540)    (588)     (2,032)
Cumulative
  preferred stock
  dividend                  --       --      --      (19)        (19)
Basic loss per share     (0.09)   (0.15)  (0.14)   (0.15)      (0.53)
Diluted loss per share   (0.09)   (0.15)  (0.14)   (0.15)      (0.53)

(1) During the quarter ended December 29, 2004, the Company increased its workers' compensation liability by approximately $199,000.
(2) During the quarter ended March 31, 2004, the Company recorded an asset impairment charge of $594,200 related to a closed restaurant.
(3) During the quarter ended December 28, 2005, the Company increased its Workers' Compensation liability by approximately $309,000.

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Note Receivable - The Company believes that the carrying amount is a reasonable estimate of the fair value of the notes receivable, as such note is carried at a discounted value commensurate with market interest rates.

Securities Sold, Not Yet Purchased - Valued at their quoted market price.

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

NOTE 16.  RELATED PARTY TRANSACTIONS

During 2004, the Company sold 36,000 shares of the Company's newly authorized Series A Cumulative Convertible Preferred Stock, with an 8.5% dividend rate at a price of $25 per share for a total purchase price of $900,000 cash to the Company's Chairman. During 2005, four quarterly preferred dividends approved by the Board of Directors were paid to the Chairman in the amount of $19,100 per quarter. Total preferred dividends paid to the Chairman in 2005 were $76,500.

In July 2004, the Company provided a $1 million letter of credit (see Note 8) to help cover the Company's projected outstanding Workers' Compensation liability. The letter of credit is guaranteed on behalf of the Company by Bisco. The Company's Chairman is the President of Bisco. The cost of the letter of credit is $30,000 per year, which is reimbursed by the Company to Bisco.

NOTE 17.  SEGMENT INFORMATION

SFAS 131, "Disclosures about Segments of an Enterprise and Related Information", required public companies to report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about the products and services an entity provides, the foreign countries in which it holds significant assets and its major customers.

Through June 30, 2005, and for the years ended December 28, 2004 and 2003, the Company operated in one segment, the restaurant business. Such restaurant operations have been reported as discontinued operations as a result of the Asset Sale on June 30, 2005.

Subsequent to the Asset Sale, the Company's continuing business is to operate and lease business and real estate income-producing properties.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
EACO Corporation
Neptune Beach, Florida

We have audited the accompanying consolidated balance sheet of EACO Corporation and subsidiary (the "Company") as of December 28, 2005 and the related consolidated statements of operations, shareholders' equity, and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EACO Corporation and subsidiary as of December 28, 2005, and the consolidated results of their operations and their cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Squar, Milner, Reehl and Williamson, LLP
Certified Public Accountants
Newport Beach, California
March 6, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
EACO Corporation
Neptune Beach, Florida

We have audited the accompanying consolidated balance sheet of EACO Corporation and subsidiary (the "Company") as of December 29, 2004 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 29, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of EACO Corporation and subsidiary as of December 29, 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 29, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Touche LLP
Certified Public Accountants
Jacksonville, Florida
March 29, 2005 (March 27, 2006, as to the effects of the
reclassification for discontinued operations described in Note
2)

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

EACO Corporation

Corporate Listing

Corporate Officers and Directors     Independent Registered Public
Edward B. Alexander                  Accounting Firm
President, COO                       Squar, Milner, Reehl & Williamson LLP
                                     4100 Newport Place, Suite 300
                                     Newport Beach, CA  92660
Steve Catanzaro
Director
                                     General Counsel
                                     McGuireWoods LLP
Glen F. Ceiley                       50 North Laura Street, Suite 3300
Chairman of the Board                P.O. Box 4099
President & CEO,                     Jacksonville, FL  32201
Bisco Industries, Inc.

Jay Conzen                           Transfer Agent / Rights Agent
Director                             Mellon Investor Services LLC
President,                           200 Galleria Parkway
Old Fashioned Kitchen, Inc.          Suite 1900
                                     Atlanta, GA  30339
William Means
Director                             Executive Office
Vice President of                    EACO Corporation
Information Services,                1500 North Lakeview Avenue
Bisco Industries, Inc.               Anaheim, CA  92807

                                     Form 10-K
                                     A copy of the Company's Annual
                                     Report on Form 10-K for fiscal 2005,
                                     as filed with the Securities and
                                     Exchange Commission, may be obtained
                                     without charge by writing to:
                                     Corporate Secretary
                                     EACO Corporation
                                     1500 N. Lakeview Ave.
                                     Anaheim, CA  92807

Common Stock Data

The Company's common stock is traded on the Over the Counter Bulletin Board ("OTCBB") under the trading symbol "EACO". As of March 1, 2006, there were 1,219 shareholders of record, not including individuals holding shares in street names. The closing sale price for the Company's stock on March 1, 2006 was $2.25.

The Company has never paid cash dividends on its common stock and does not expect to pay any dividends in the next few years.
Management of the Company presently intends to retain all available funds for expansion of the business.

The quarterly high and low closing prices of the Company's common stock as quoted on the OTCBB are as shown below:

                     Market Price of Common Stock
             ----------------------------------------------
                    2005                        2004
Quarter       High        Low            High          Low
-------      -----       -----          -----         -----
First        $1.28       $0.63          $1.05         $0.67
Second        1.45        0.94           1.50          0.80
Third         1.95        1.35           1.25          0.62
Fourth        1.80        1.51           0.95          0.55


                                46