Form 10-K, Exhibit 13
period 2006-12-27
EACO CORP
filed 2007-05-03
CIK 784539

EACO CORPORATION

CORPORATE PROFILE

About The Company

EACO Corporation (the “Company”) was incorporated under the laws of the State of Florida in September of 1985.

At December 27, 2006, the Company owns one restaurant property, which is leased to a restaurant operator. The Company is still obligated for leases of three restaurant locations, which were all vacant at December 27, 2006. Subsequent to year end, one of the leases was terminated by mutual agreement between the Company and the landlord. Subtenants were found for the other two leases, with the lease periods commencing on March 1, 2007 and April 16, 2007. In addition, the Company owns an income producing real estate property held for investment in Sylmar, California with two industrial tenants.

The Company invests a portion of its available cash in marketable securities. The Company maintains an investment account to effect these transactions. Investments are made based on a combination of fundamental and technical analyses primarily using a value-based investment approach. The holding period for investments usually ranges from 30 days to 24 months. The Company by action of the Chairman has occasionally purchased marketable securities using margin debt in the past. In determining whether to engage in transactions on margin, the Company’s Chairman evaluates the risk of the proposed transaction and the relative returns offered thereby. If the market value of securities purchased on margin were to decline below certain levels, the Company would be required to use additional cash from its operating account to fund a margin call in its investment account. The Company’s Chairman reviews the status of the investment account on a regular basis and analyzes such margin positions and adjusts purchase and sale transactions as necessary to ensure such margin calls are not likely.

The Company moved its corporate office in March 2006 from Florida to Anaheim, California in order to reduce overhead. You may contact the Company by writing to EACO Corporation, 1500 North Lakeview Avenue, Anaheim, California 92807.

To Our Shareholders:

Management spent 2006 normalizing and downsizing operations from 2005 when the Company was primarily in the restaurant business. As of this writing, there are a few significant issues still to be resolved from that period. We are projecting to have operations normalized by the end of the second quarter of 2007.

Going forward, beyond the second quarter, we are looking forward to spending management’s time on developing a profitable business in the area of real estate investments and other strategies to maximize the return on equity.

Sincerely,

Glen F. Ceiley
Chief Executive Officer

EACO CORPORATION

Five Year Financial Summary

	2006	2005	2004	2003	2002
	(in thousands, except per share data)
Selected Income Statement Data:
Revenues:
Rental income	$832	$216	$131	$111	$49

Cost and expenses:
Asset impairment charge	—	31	—	63	361
Loss on disposition of equipment	25	—	—	—	—
Depreciation and amortization	491	248	276	342	350
Provision for loss on note receivable	3,416	—	—	—	—
Workers compensation expense for specific claim	2,926	—	—	—	—
General and administrative
expenses	1,998	1,049	1,145	1,219	1,230
	8,856	1,328	1,421	1,624	1,942
Loss from operations	(8,024)	(1,112)	(1,290)	(1,513)	(1,892)
Investment (loss) income	20	(236)	11	(331)	17
Interest and other income	531	530	119	113	90
Interest expense	(459)	(139)	(146)	(153)	(317)

Loss from continuing operations
before income taxes	(7,932)	(957)	(1,306)	(1,884)	(2,103)
Income tax benefit	1,277	361	—	—	—
Loss from continuing operations	(6,655)	(596)	(1,306)	(1,884)	(2,103)
Discontinued operations:
Income (loss) on discontinued
operations, net of tax	2	(85)	(725)	(517)	3
Gain/(loss) on sale of discontinued
operations, net of tax	(116)	10,035	—	—	—
Net income (loss)	(6,769)	9,354	(2,032)	(2,401)	(2,100)
Cumulative preferred stock dividend	(77)	(77)	(19)	—	—
Net income (loss) available
(attributable) to common
shareholders	$(6,846)	$9,277	($2,051)	($2,401)	($2,100)

Basic income (loss) per share	$(1.75)	$2.40	$(0.53)	$(0.65)	$(0.59)

Diluted income (loss) per share	$(1.73)	$1.91	$(0.53)	$(0.65)	$(0.59)

Selected Balance Sheet Data:
Land	$4,800	$5,209	$6,967	$7,310	$8,704
Property and equipment, net	11,559	11,331	18,900	17,042	19,643
Total assets	16,511	24,727	27,789	30,807	33,667
Current portion of long-term debt	96	137	917	718	725
Long-term debt	2,538	3,466	14,774	17,471	19,523
Shareholders’ equity	5,212	12,052	2,752	3,761	6,145

Selected Operating Data:
Current ratio	1.3	1.6	0.2	0.6	0.7
Working capital surplus (deficit)	$710	$2,385	$(3,535)	$(2,274)	$(1,208)
Cash provided by / (used in) operating
activities	(4,055)	(2,108)	786	309	822
Property and equipment additions	—	11,292	3,080	937	2,006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2006 Compared to 2005

Continuing Operations

As described in Note 2 to the financial statements, the Company exited the restaurant business through the sale of its operating restaurants to Banner Buffets, LLC (“Banner” or the “Buyer”) on June 30, 2005 (the “Asset Sale”).  At December 27, 2006, the Company owns one restaurant property, which is leased to a restaurant operator. The Company is still obligated for leases of three restaurant locations, which were all vacant at December 27, 2006. Subsequent to year end, one of the leases was terminated by mutual agreement between the Company and the landlord. Subtenants were found for the other two leases, with  lease periods commencing on March 1, 2007 and April 16, 2006. In addition, the Company owns an income producing real estate property held for investment in Sylmar, California with two industrial tentants.

The Company recognized an asset impairment charge of $31,000 in 2005 in accordance with Statement of Financial Accounting Standards No. 144, (“SFAS 144”) “Accounting for the Impairment of or Disposal of Long-Lived Assets”. The charge was related to assets at the Company’s corporate office, which had no value once the Company moved its offices to California in March 2006. There was no asset impairment charge recognised in 2006.

Prior to and as of December 28, 2005, the Company classified its existing marketable equity securities as available for sale in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” During 2006, the Company changed its pattern of investing to purchasing investments for the purpose of trading them often with the objective of generating profits on short-term differences in price. The change in the pattern indicated above triggered a change in the classification of the Company’s investments, from the “available-for-sale” category to “trading.” Pursuant to SFAS No. 115, the transfer of investments between categories was accounted for at fair value at the date of the transfer and the unrealized holding loss of $6,100 was recognized in earnings effective December 29, 2005. The results from continuing operations for 2006 included net realized losses of $542,600 from the sale of marketable securities, compared to net realized losses of $235,900 in 2005. Net unrealized gains for 2006 were $562,700 compared to net unrealized losses of $6,100 in 2005.

Rental income increased to $832,000 in 2006 versus income of $216,400 in 2005. The Sylmar properties located in Sylmar, California were purchased in the latter half of 2005 resulting in only a partial year’s worth of rental income. 2006 saw a full year’s rental income from that property.

Depreciation and amortization increased from $248,000 in 2005 to $490,800 in 2006. As previously stated, the Sylmar properties were purchased in the final quarter of 2005, resulting in only a partial year’s depreciation being recognized. 2006 saw a full year’s depreciation recognized on that property. Increase is also due to catch up depreciation recognized in 2006 from property held for sale in 2005 and reclassified as held and used in 2006.

During the third quarter of 2006, Banner, the purchaser of the Company’s property in the Asset Sale, filed for bankruptcy protection. At the time, Banner had made only one payment of $187,000 on the $4,000,000 note receivable arising from the Asset Sale. The Company has lowered the valuation of the note to the value of the equipment collateralizing it. The resulting provision of 3,415,800 and the write off of the unamortized discount of $205,700 as of  September 30, 2006 was recognized as an operating expense for 2006.

General and administrative expenses increased from $1,049,200 in 2005 to $1,997,600 in 2006. The increase was due, mainly, to legal expenses incurred relating to the bankruptcy of Banner.

Interest expense increased to $459,500 in 2006 from $139,300 in 2005. The increase came from two areas. The first was the mortgage related to the Sylmar property. The property was acquired in the last quarter of 2005, resulting in only two months worth of mortgage payment versus 12 months worth of mortgage payments and the related interest being expensed in 2006. Second was the reassigning of two leases previously assigned to Banner back to the Company due to Banner’s filing of bankruptcy in September 2006. These leases are categorized as capital leases and as a result, a portion of the rent being expensed as interest each month.

The Company had a loss from continuing operations before income taxes of $7,932,000 in 2006 compared to a loss of $956,800 in 2005. The Company recognized an income tax benefit of $1,277,100 for 2006 and $360,400 for 2005. Loss from continuing operations net of the income tax benefit for the years ended December 27, 2006 and December 28, 2005 was $6,654,900 and $596,400, respectively. Diluted loss per share from continuing operations in 2006 was $1.70, compared to a loss of $0.12 in 2005.

Discontinued Operations

During the third quarter of 2005, the Company sold all of its operating restaurants to Banner. The results of discontinued operations for 2005 reflect the activities of these sold restaurants. In September 2006, Banner declared bankruptcy and, subsequently, rejected four of the leases of the stores previously assigned to Banner. As a result, the leases of two of the four stores have reverted back to the Company. As of December 27, 2006, those two stores remained vacant. Subsequent to year end, these stores have been sublet, with the sublease periods beginning March 1, 2007 and April 16, 2007.

The Company recognized a gain net of income taxes of $10,035,200 from the sale of the restaurants in 2005, as described in Note 2 to the financial statements.

Income from discontinued operations for 2006 was $2,300, compared to a net loss of $85,100 in 2005. Income from discontinued operations including the gain on sale of the restaurants was $9,950,100 in 2005 as compared to a loss of $114,300 in 2006. Diluted net loss per share from discontinued operations was $0.03 for 2006, compared to net income per share of $2.03 for 2005.

Net loss for 2006 was $6,769,200 compared to net income of $9,353,700 in 2005. Diluted loss per share was $1.73 for 2006, compared to net income of $1.91 in 2005.

2005 Compared to 2004

Continuing Operations

The Company exited the restaurant business through the sale of its operating restaurants to Banner on June 30, 2005 (the “Asset Sale”). The Company still owned two restaurant locations, one of which it leased to another operator and one which was listed for sale or lease, and had two leased restaurant locations, one of which was sub-leased to another operator. The Company also owned equipment at one restaurant, which was leased to another operator. In addition, the Company maintained its corporate office, although with a substantial reduction in number of people and total overhead. In November 2005, the Company purchased a property in Sylmar, California for $8.3 million which included two buildings leased to industrial tenants.

The Company invests a portion of its available cash in marketable securities. The Company maintains an investment account to effect these transactions. Investments are made based on a combination of fundamental and technical analyses primarily using a value-based investment approach. The holding period for investments usually ranges from 60 days to 24 months. The Company by action of the Chairman has occasionally purchased marketable securities using margin debt in the past. In determining whether to engage in transactions on margin, the Company’s Chairman evaluates the risk of the proposed transaction and the relative returns offered thereby. If the market value of securities purchased on margin were to decline below certain levels, the Company would be required to use additional cash from its operating account to fund a margin call in its investment account. The Company’s Chairman reviews the status of the investment account on a regular basis and analyzes such margin positions and adjusts purchase and sale transactions as necessary to ensure such margin calls are not likely.

The Company recognized an asset impairment charge of $31,000 in 2005 in accordance with Statement of Financial Accounting Standards No. 144, (“SFAS 144”) “Accounting for the Impairment of or Disposal of Long-Lived Assets”. The charge was related to assets at the Company’s corporate office, which will have no value when the Company moves its offices to California in March 2006.

The results from continuing operations for 2005 included net realized losses of $235,900 from the sale of marketable securities, compared to net realized gains of $10,500 in 2004.

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

CRITICAL ACCOUNTING POLICIES

Revenue Recognition

The Company leases one industrial building to two tenants under operating leases primarily with terms of over one year.

We record rent revenue for leases which contain scheduled rent increases on a straight-line basis over the term of the lease, in accordance with SFAS No. 13, Accounting for Leases.

Receivables are carried net of an allowance for uncollectible receivables. An allowance is maintained for estimated losses resulting from the inability of either tenant to meet their contractual obligations under their lease agreements. We determine the adequacy of this allowance by continually evaluating individual tenants’ receivables considering the tenant’s financial condition and security deposits and current economic conditions. No allowance for uncollectible accounts as of December 27, 2006 was determined to be necessary to reduce receivables to our estimate of the amount recoverable.

Long-Lived Assets

The Company’s accounting policy for the recognition of impairment losses on long-lived assets is considered critical. The Company’s policy is to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the purpose of the impairment review, assets are tested on an individual basis. The recoverability of the assets are measured by a comparison of the carrying value of each asset to future net undiscounted cash flows expected to be generated by such assets. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value.

Marketable Equity Securities

Prior to and as of December 28, 2005, the Company classified its existing marketable equity securities as available for sale in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” During 2006, the Company changed its pattern of investing to purchasing investments for the purpose of trading them often with the objective of generating profits on short-term differences in price. The change in the pattern indicated above triggered a change in the classification of the Company’s investments, from the “available-for-sale” category to “trading.” Pursuant to SFAS No. 115, the transfer of investments between categories was accounted for at fair value at the date of the transfer and the unrealized holding loss of $6,100 was recognized in earnings effective December 29, 2005.

Worker’s Compensation Liability

The Company’s policy for estimating its workers’ compensation liability is considered critical. The Company self-insures workers’ compensation claims losses up to certain limits. The liability for workers’ compensation represents an estimate of the present value of the ultimate cost of uninsured losses which are unpaid as of the balance sheet dates. The estimate is continually reviewed and adjustments to the Company’s estimated claim liability, if any, are reflected in current operations. On an annual basis, the Company obtains an actuarial report which estimates its overall exposure based on historical claims and an evaluation of future claims. The Company pursues recovery of certain claims from an insurance carrier. Recoveries, if any, are recognized when realization is reasonably assured.

Deferred Tax Assets

In addition, the Company’s policy for recording a valuation allowance against deferred tax assets (see Note 10) is considered critical. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefit, or that future deductibility is uncertain. In accordance with SFAS 109, the Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. SFAS 109 further states that forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as significant decreases in operations. As a result of the Company’s recent disposal of significant business operations, the Company concluded that a valuation allowance should be recorded against certain federal and state tax credits. The utilization of these credits requires sufficient taxable income after consideration of net operating loss utilization.

LIQUIDITY AND CAPITAL RESOURCES

Historically, substantially all of the Company's revenues were derived from cash sales. Inventories were purchased on credit and were converted rapidly to cash. Therefore, the Company has not carried significant receivables or inventories and, other than the repayment of debt, working capital requirements for continuing operations have not been significant. In 2006, due to the increase in worker’s compensation liability, working capital requirements have been significant.

On June 30, 2005, the Company completed the sale of all of its operating restaurants (the “Asset Sale”). The total purchase price was approximately $29,950,000, consisting of $25,950,000 in cash and a promissory note for $4,000,000. The note required monthly interest payments at a rate of 8.0% through June 30, 2007, when the first principal payment of $1.5 million was due. The Company received $187,000 of the $1.5 million dollar payment early on March 9, 2006 lowering the amount due on June 30, 2007 to $1,813,000. See Note 5 for further discussion. The Company paid off approximately $12,413,000 in loans due to GE Capital with the proceeds from the Asset Sale in 2005. In addition to the cash proceeds, the Buyer assumed $4,509,000 in capital lease obligations. Due to the Banner bankruptcy, the Company has reassumed two capital lease obligations totaling $2,459,200.

The Company purchased a property in November 2005 (the “California Property”) for $8.3 million. The transaction was structured as a like-kind exchange (“LKE”) transaction under Section 1031 of the Internal Revenue Code, which resulted in the deferral of an estimated $1 million in income taxes payable from the Asset Sale. The Company assumed a loan on the property for $1.8 million with a variable interest rate equal to prime. The property includes two industrial tenants with rental income of approximately $680,000 per year.

As of December 27, 2006, the Company had total cash and cash equivalents of $2,299,500. Of this total, $2,234,600 was invested in brokerage money market accounts. However, $1,102,600 of the brokerage accounts cash resulted from the sale of securities sold, not yet purchased (“short sales”), which is included as a liability on the Company’s balance sheet at December 27, 2006. Accordingly, the Company will require this cash to cover the short sales liability, and therefore the $1,102,600 is not available for the Company’s use. The balance of the cash in the brokerage accounts is available for use by the Company.

At December 27, 2006, the Company had a working capital surplus of $710,000 compared to a working capital surplus of $2,385,000 at December 28, 2005. The decrease was due to cash outlays for workers compensation claims and other operating expenses, such as legal costs associated with the Banner bankruptcy and costs associated with moving the corporate offices from Neptune Beach, Florida to Anaheim, California paid during the first nine months of 2006. Cash used in operating activities was $4,055,000 in 2006 compared to cash used by operations of $2,107,800 in 2005, primarily due to the sale of the Company’s restaurants to Banner in the third quarter of 2005 and the related gain.

In June 2004, the Company sold 145,833 shares of its Common Stock directly to Bisco Industries, Inc. Profit Sharing and Savings Plan for a total purchase price of $175,000 in cash. In September 2004, the Company sold 36,000 shares of the Company’s newly authorized Series A Cumulative Convertible Preferred Stock at a price of $25 per share, for a total purchase price of $900,000 cash. The Preferred Stock was sold to the Company’s Chairman. Dividends are paid quarterly when declared by the Company’s Board of Directors. The Company paid four quarterly declared dividends totaling $76,500 during 2006. Undeclared dividends as of December 27, 2006 were $19,100.

The Company is required to pledge collateral for its workers’ compensation self insurance liability with the Florida Self Insurers Guaranty Association (“FSIGA”). The Company increased this collateral by $69,500 during the first quarter of 2005, and now has a total of $1.37 million pledged collateral. Bisco Industries, Inc. (“Bisco”) provides $1 million of this collateral. EACO Corporation’s Chairman of the Board of Directors, Glen F. Ceiley, is the President of Bisco. The Company may be required to increase this collateral pledge from time to time in the future, based on its workers’ compensation claim experience and various FSIGA requirements for self-insured companies. Despite the sale of the Company’s restaurants, the workers’ compensation will remain an ongoing liability for the Company until all claims are paid, which will likely take many years.

In 2004 and 2005, the Company paid franchise fees of 4% of gross sales for Ryan’s restaurants. Total franchise fees paid for the twenty-six weeks ended June 29, 2005 were $291,700. The franchise agreement with Ryan’s expired June 30, 2005, which eliminated any obligation to pay franchise fees after that date.

Cash used in operating activities was $4,055,000 in 2006 compared to $2,107,800 in 2005, primarily due to payments on the Company’s self-insured worker’s compensation program. Cash used by operating activities was $2,107,800 in 2005 compared to cash used of $786,300 in 2004, primarily due to payment of liabilities after the Asset Sale and the lack of operations after the Asset Sale compared to the prior year.

The Company spent $0 in 2006, $2,991,500 in 2005 and $3,080,200 in 2004 for property, restaurant remodeling and equipment.

The Company entered into a loan agreement with GE Capital for one restaurant property still owned by the Company. As of December 27, 2006, the outstanding balance due under the Company’s loan with GE Capital was $867,700. The Company also assumed a loan with Citizen’s Bank of California in connection with the California Property purchase in November 2005. As of December 27, 2006, the outstanding balance due on this loan was $1,765,900. The weighted average interest rate for the Company’s loans is 8.67%.

A further contingency of the Company continues to be the litigation with two brokers claiming commissions totaling approximately $4.25 million. While the Company continues to defend its position and management continues to believe in a favorable outcome, the Company has available borrowing capacity on the two California properties, if required, to cover any capital requirements associated with this case or those of any other normal operating expenditures.

The preceding discussion of liquidity and capital resources contains certain forward-looking statements. Forward-looking statements involve a number of risks and uncertainties, and in addition to the factors discussed herein, among the other factors that could cause actual results to differ materially are the following: failure of facts to conform to necessary management estimates and assumptions; the willingness of GE Capital, Citizen’s Bank or other lenders to extend financing commitments; repairs or similar expenditures required for existing properties due to weather or acts of God; the Company’s success in selling properties listed for sale; the economic conditions in the new markets into which the Company expands, if any; business conditions, such as inflation or a recession, and growth in the general economy; and other risks identified from time to time in the Company’s SEC reports, registration statements and public announcements.

Off-Balance Sheet Instruments

The Company has no off-balance sheet instruments that are reasonably likely to have a current or future effect on the financial position, revenues, results of operations, liquidity or capital expenditures, except for the land leases on the restaurant properties treated as operating leases which are displayed below in Contractual Financial Obligations.

Contractual Financial Obligations

In addition to using cash flow from operations, the Company finances its operations through the issuance of debt and by entering into leases. These financial obligations are recorded in accordance with accounting rules applicable to the underlying transactions, with the result that some are recorded as liabilities in the Balance Sheet while others are required to be disclosed in the Notes to the Consolidated Financial Statements and Management’s Discussion and Analysis.

The following schedule summarizes contractual obligations and other contractual commitments as of December 27, 2006:

		Payments due by Period
Contractual Obligations	Total	2007	2008-2009	2010-2011	Thereafter

Long-term debt	$2,633,500	$95,700	$181,400	$217,200	$2,139,200
Capital leases (1)	6,066,300	337,800	700,600	740,000	4,287,900
Operating leases	2,516,100	183,500	367,000	367,000	1,598,600
Total contractual cash obligations	$11,215,900	$617,000	$1,249,000	$1,324,200	$8,025,700

(1) Includes interest expense payable under capital leases.

Recent Developments

During the first quarter of 2007, the Company subleased a previously vacant property to a new tenant. Monthly rent on the property is $16,600 and the lease commenced on April 1, 2007.

During 2007, the Company subleased a second previously vacant property to a new tenant. Monthly rent on the property is $16,500 with a 3% rent increase every two years and the lease commenced on March 1, 2007.

One of the Company’s vacant properties has the first renewal option under the lease agreement dated December 30, 1981, expire in April 2007, after which the Company has the option to either terminate the lease or exercise the second renewal option as defined in such lease agreement.  It is management's intent to terminate the lease.

IMPACT OF INFLATION

Since the Asset Sale, inflation has not had a significant effect on the Company’s operations.

Forward Looking Information

Forward-looking statements involve a number of risks and uncertainties, and in addition to the factors discussed herein, among the other factors that could cause actual results to differ materially are the following: failure of facts to conform to necessary management estimates and assumptions; the willingness of lenders to extend financing commitments on the Sylmar Property; the Company’s success in selling or leasing restaurants listed for sale or lease; business conditions, such as inflation or a recession, and growth in the general economy; and other risks identified from time to time in the Company’s SEC reports, registration statements and public announcements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates. For its cash and cash equivalents, investments and mortgages receivables, a change in interest rates affects the amount of interest income that can be earned. For its debt instruments, a change in interest rates affects the amount of interest expense incurred.

The following table provides information about the Company’s financial instruments that are sensitive to changes in interest rates.

	2007	2008	2009	2010	2011	Thereafter	Total
Assets
Certificates of deposit
at fixed interest rates	$376,500						$376,500
Weighted average
interest rate	3.28%

Liabilities
Notes payable at
variable interest rate	$95,700	$86,400	$95,000	$103,800	$113,400	$2,139,200	$2,633,500
Weighted average
interest rate	8.66%	8.66%	8.66%	8.66%	8.66%	8.66%
Long-term capital
leases at fixed
interest rate	$20,300	$32,800	$46,200	$61,600	$83,600	$2,214,700	$2,459,200
Weighted average
interest rate	12.8%	12.8%	12.8%	12.8%	12.8%	12.8%

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

On August 24, 2005, Deloitte & Touche LLP (“Deloitte”) resigned as the Company’s accountants. There were no disagreements with Deloitte related to its resignation as defined in Item 304(a)(1)(iv) nor any reportable events as defined under Item 304(a)(1)(v). In October 2005, the Company engaged Squar, Milner, Peterson, Miranda & Williamson LLP to serve as the Company’s independent accountants.

EACO CORPORATION
Consolidated Statements of Operations

	For the Years Ended
	December 27,	December 28,	December 29,
	2006	2005	2004
Revenues:
Rental income	$832,000	$216,400	$131,100
Total revenues	832,000	216,400	131,100
Costs and expenses:
Asset impairment charge	—	31,000	—
Loss on disposition of equipment	25,500	—	—
Depreciation and amortization	490,800	248,000	276,000
Provision for loss on note receivable	3,415,800	—	—
Workers compensation expense for specific claim	2,926,200	—	—
General and administrative expenses	1,997,600	1,049,200	1,145,100
Total costs and expenses	8,855,900	1,328,200	1,421,100
Loss from operations	(8,023,900)	(1,111,800)	(1,290,000)
Investment (loss) income	20,100	(235,900)	10,500
Interest and other income	531,300	530,200	119,400
Interest expense	(459,500)	(139,300)	(146,200)
Loss from continuing operations
before income taxes	(7,932,000)	(956,800)	(1,306,300)
Income tax benefit	1,277,100	360,400	—
Loss from continuing operations	(6,654,900)	(596,400)	(1,306,300)
Discontinued operations:
Income/(loss) on discontinued
operations net of income tax	2,300	(85,100)	(725,300)
Gain/(loss) on sale of discontinued
operations, net of income tax	(116,600)	10,035,200	—
Income (loss) from discontinued
operations	(114,300)	9,950,100	(725,300)
Net income (loss)	(6,769,200)	9,353,700	(2,031,600)
Cumulative preferred stock dividend	(76,500)	(76,500)	(19,100)
Net income (loss) available
(attributable) to common
shareholders	$(6,845,700)	$9,277,200	($2,050,700)
Basic income (loss) per share
Continuing operations	($1.72)	($0.15)	($0.34)
Discontinued operations	(0.03)	2.55	(0.19)
Net income (loss)	($1.75)	$2.40	($0.53)
Basic weighted average common shares
outstanding	3,906,800	3,889,900	3,813,000
Diluted income (loss) per share
Continuing operations	($1.70)	($0.12)	($0.34)
Discontinued operations	(0.03)	2.03	(0.19)
Net income (loss)	($1.73)	$1.91	($0.53)
Diluted weighted average common
shares outstanding	3,906,800	4,906,700	3,813,000

See accompanying notes to consolidated financial statements.

EACO CORPORATION
Consolidated Balance Sheets

	December 27,	December 28,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$1,196,900	$3,044,700
Restricted cash - short term	1,102,600	3,212,200
Receivables, net	436,300	136,400
Inventories	-	300
Prepaid and other current assets	99,700	52,600

Total current assets	2,835,500	6,446,200

Restricted cash	400,000	400,000
Investments	784,000	318,500
Certificate of deposit, pledged	376,500	369,500
Note receivable, net	69,200	3,738,300
Property and equipment:
Land	4,800,000	5,209,400
Buildings and improvements	8,592,900	8,340,700
Equipment	2,707,400	3,539,000
	16,100,300	17,089,100
Accumulated depreciation	(4,541,100)	(5,758,600)
Net property and equipment	11,559,200	11,330,500

Deferred tax asset	—	1,766,700
Other assets, principally deferred
charges, net of accumulated amortization	486,400	357,100
Total assets	$16,510,800	$24,726,800

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$486,600	$10,000
Securities sold, not yet purchased	1,102,600	3,212,200
Accrued liabilities	116,600	301,800
Current portion of workers compensation liability	303,700	400,000
Current portion of long-term debt	95,700	136,900
Current portion of obligation under capital lease	20,300	—
Total current liabilities	2,125,600	4,060,900

Deferred rent	271,100	416,800
Deposit liability	89,500	29,300
Workers compensation benefit liability	3,835,600	773,600
Long-term debt	2,537,900	3,466,400
Deferred income tax liability	—	2,978,000
Deferred gain	—	—
Obligations under capital lease	2,438,900	949,800
Total liabilities	11,298,600	12,674,800

Shareholders' equity:
Preferred stock of $.01 par; authorized 10,000,000
shares; outstanding 36,000 shares at
December 27, 2006 and December 28, 2005
(liquidation value $900,000)	400	400
Common stock of $.01 par; authorized 8,000,000
shares; outstanding 3,906,799 shares
at December 27, 2006 and December 28, 2005	39,000	39,000
Additional paid-in capital	10,932,300	10,932,300
Retained earnings (accumulated deficit)	(5,759,500)	1,086,200
Accumulated other comprehensive loss	—	(6,100)
Total shareholders’ equity	5,212,200	12,052,100
Total liabilities and shareholders’ equity	$16,510,800	$24,726,800

See accompanying notes to consolidated financial statements.

EACO CORPORATION
Consolidated Statements of Shareholders' Equity

For the Years Ended December 27, 2006, December 28, 2005 and December 29, 2004
						Retained	Accumulated
					Additional	Earnings	Other
	Preferred Stock		Common Stock		Paid-in	(Accumulated	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit)	Income (loss)	Total
Balance,
January 1, 2004	—	—	3,706,218	$37,100	$9,869,600	($6,159,100)	$13,400	$3,761,000
Exercise of stock options			29,848	300				300
Directors' fees in the form of stock options					20,000			20,000
Proceeds from private placement			145,833	1,400	173,600			175,000
Sale of preferred stock	36,000	400			899,600			900,000
Expenses of preferred stock issuance					(53,000)			(53,000)
Preferred stock dividend					(6,500)			(6,500)
Comprehensive loss:
Net loss						(2,031,600)		(2,031,600)
Other comprehensive income:
Less: reclassification adjustment for net losses included in net loss							(13,400)	(13,400)
Total comprehensive loss								(2,045,000)
Balance, December 29, 2004	36,000	400	3,881,899	38,800	10,903,300	(8,190,700)	—	2,751,800
Exercise of stock options			24,900	200	29,000			29,200
Preferred stock dividends						(76,500)		(76,500)
Comprehensive income:
Net income						9,353,700		9,353,700
Other comprehensive
Income:
Net unrealized holding loss arising during the period							(6,100)	(6,100)
Total comprehensive income								9,347,000
Balance, December 28, 2005	36,000	$400	3,906,799	$39,000	$10,932,300	$1,086,200	$(6,100)	$12,052,100
Preferred stock dividends						(76,500)		(76,500)
Comprehensive income:
Net loss						(6,769,200)		(6,769,200)
Other comprehensive
Income:
Reclassification of investments to trading							6,100	6,100
Balance, December 27, 2006	36,000	$400	3,906,799	$39,000	$10,932,300	$(5,759,500)	$—	$5,212,200

See accompanying notes to consolidated financial statements.

EACO CORPORATION
Consolidated Statements of Cash Flows
	For the Years Ended
	December 27,	December 28,	December 29,
	2006	2005	2004
Operating activities:
Net income (loss)	($6,769,200)	$9,353,700	($2,031,600)
Adjustments to reconcile net income (loss) to
Net cash provided by operating activities:
Depreciation and amortization	394,800	1,112,000	1,975,400
Asset impairment charge	—	31,000	594,200
Directors' fees in the form of stock options	—	—	20,000
Change in deferred tax asset valuation	—	(2,587,300)	—
Gain on sale of operating restaurants	—	(10,035,200)	—
(Gain) loss on investments	(20,100)	235,900	(7,000)
Amortization of other assets	96,000	63,300	84,400
Amortization of deferred gain	—	(40,300)	(70,900)
(Gain) loss on disposition of equipment	25,500	(4,700)	29,000
Loss on property held for sale	186,500	—	—
Note receivable discount	—	299,100	—
Write down of note receivable	3,415,800	—	—
Write off of discount on note receivable	(205,700)	—	—
Amortization of note receivable discount	(56,100)	(37,400)	—
(Increase) decrease in:
Receivables	(318,900)	(55,000)	29,300
Inventories	300	234,900	65,200
Prepaid expenses	(28,100)	374,300	81,400
Deferred tax asset	(12,900)	(1,766,700)	—
Other assets	(271,400)	(15,900)	(22,800)
Investments	(331,200)	—	—
Increase (decrease) in:
Accounts payable	456,400	(1,069,400)	(42,500)
Securities sold, not yet purchased	(2,178,600)	—	—
Accrued liabilities	(164,800)	(1,476,200)	(23,700)
Deferred revenue	—	66,000	—
Deferred rent	(100,900)	250,500	31,700
Deposit liability	60,300	6,000	(8,000)
Deferred tax liability	(1,198,400)	2,978,000	—
Workers compensation benefit liability	2,965,700	(24,400)	82,200
Net cash provided by (used in) operating activities	(4,055,000)	(2,107,800)	786,300
Investing activities:
Principal receipts on note receivable	187,000	—	—
Restricted cash (Note 1)	2,109,600	(3,612,200)	—
Purchases of investments	—	(519,500)	(1,704,600)
Proceeds from sales of investments	—	8,300	196,700
Proceeds from securities sold not yet purchased	—	3,047,500	57,000
Expenses from sale of operating restaurants	(6,400)	(457,200)	—
Proceeds from sale of operating restaurants, net	—	25,950,000	900,000
Purchase of tenant improvements	(42,300)	—	—
Proceeds from sale of property held for sale	695,300	—	2,427,500
Expenses from property held for sale	—	—	(183,300)
Proceeds from sale of property and equipment	328,000	1,606,000	—
Capital expenditures	—	(2,991,500)	(3,080,200)
Acquisition of income-producing real estate property	—	(8,300,000)	—
Net cash provided by (used in) investing activities	3,271,200	14,731,400	(1,386,600)
Financing activities:
Proceeds from sale-leaseback	—	2,600,000	—
Payment of sale-leaseback costs	—	(160,000)	—
Proceeds from issuance of long-term debt	—	1,800,000	—
Payments on long-term debt	(969,800)	(13,887,900)	(2,498,000)
Payments on capital lease obligations	(17,700)	(34,800)	(54,200)
Proceeds from exercise of stock options	—	29,200	—
Expenses of preferred stock issuance	—	—	(53,000)
Proceeds from issuance of preferred stock	—	—	900,000
Preferred stock dividend paid	(76,500)	(76,500)	(6,500)
Proceeds from the issuance of common stock	—	—	175,300
Net cash used in financing activities	(1,064,000)	(9,730,000)	(1,536,400)
Net increase (decrease) in cash and cash equivalents	(1,847,800)	2,893,600	(2,136,700)
Cash and cash equivalents - beginning of year	3,044,700	151,100	2,287,800
Cash and cash equivalents - end of year	$1,196,900	$3,044,700	$151,100
Noncash investing and financing activities:
Net change in unrealized gain	—	$6,100	($2,100)
Issuance of note receivable	—	4,000,000	—
Building acquired under capital lease	—	$1,475,000	$1,762,300
Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$448,100	$1,093,200	$1,671,000
Cash paid during the year for income taxes	$—	$—	$—

See accompanying notes to consolidated financial statements.

EACO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Organization

EACO Corporation (“EACO”) was organized under the laws of the State of Florida in September l985.

Principles of Consolidation

The consolidated financial statements include the accounts of EACO and its wholly-owned subsidiary, Steak House Construction. All significant intercompany transactions and balances have been eliminated. EACO and its subsidiary are collectively referred to as the “Company”.

Fiscal Year

The fiscal year consists of a fifty-two or fifty-three week period ending on the Wednesday nearest to December 31. Fiscal years 2006, 2005 and 2004 each consisted of fifty-two weeks.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include EACO’s workers’ compensation liability, the depreciable lives of assets and the valuation allowance against deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has a cash management program that provides for the investment of excess cash balances in short-term investments. These investments are stated at cost which approximates market value and consist of money market instruments and have maturities of three months or less, when purchased.

Restricted Cash

Restricted cash - short term totals $1,102,600 and consists of funds required to settle our obligation associated with securities sold, not yet purchased at December 27, 2006.

Restricted cash - long term totals $400,000 and consists of funds set aside as part of the 2005 sale of the Company’s operating restaurants (see Note 2).

Investments

Investments consist of trading securities and securities sold, not yet purchased. Prior to and as of December 28, 2005, the Company classified its existing marketable equity securities as available for sale in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Subsequent to December 28, 2005, the Company changed its pattern of investing to purchasing investments for the purpose of trading them often with the objective of generating profits on short-term differences in price. The change in the pattern indicated above triggered a change in the classification of the Company’s investments, from the “available-for-sale” category to “trading effective” December 29, 2005. Pursuant to SFAS No. 115, the transfer of investments between categories of investments shall be accounted for at fair value at the date of the transfer and the unrealized holding gain or loss shall be recognized in earnings. Consequently, the unrealized loss of $6,100 at fiscal year-end 2005 was recognized in results of operations effective December 29, 2005.

These securities are carried at fair market value, with unrealized gains and losses reported in statement of operations as a component of other income (loss). Gains or losses on securities sold are based on the specific identification method. Proceeds from sales of these investments were $1,657,600, $8,300, and $196,700 in 2006, 2005 and 2004, respectively. Gross gains of $186,400, $0, and $25,000 and gross losses of $729,000, $100, and $0 were realized on these sales in 2006, 2005 and 2004 respectively. Unrealized gains of $562,700 were recognized in 2006.

A primary investment strategy used by the Company in 2005 and 2006 consisted of short-selling of securities, which results in obligations to purchase securities at a later date. As of December 27, 2006, the Company’s total obligation for these securities sold, not yet purchased was $1,102,600, compared to $3,212,200 at December 28, 2005. The Company recognized net losses on securities sold, not yet purchased of $69,000 in 2006 and $211,300 in 2005.

Certificate of Deposit

Certificates of Deposit are stated at cost. They are classified as a long-term asset because they are pledged as collateral (see Note 8) and will likely not be available for use by the Company within the next year.

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

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purpose of the impairment review, assets are reviewed on an asset-by-asset basis. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of each restaurant’s assets to future net cash flows expected to be generated by such restaurant’s assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company recognized asset impairment charges of $0, $31,000 and $594,200 in 2006, 2005 and 2004, respectively.

Assets Held for Sale

Property held for sale at December 28, 2005 consisted of one restaurant property that was managed by Banner under a management agreement which expired in September 2006, at which time Banner was to exercise a purchase option. Such asset was classified as a current asset upon meeting the requirements of SFAS 144. Upon classification of such asset as an asset held for sale, depreciation ceased to be recognized.

Due to the Banner bankruptcy (see Note 5), the sale transaction did not occur and the Company re-classified the restaurant as held and used. This change in classification resulted in the recognition of depreciation expense of $156,300 during 2006. Subsequent to year end, the store was subleased to a third party restaurant operator. It is management’s intention to hold this building until a future time when it deems a possible sale might be more beneficial.

Also, due to the Banner bankruptcy, a lease that was previously assigned to Banner as part of the Asset Sale, where the Company's landlord did not consent to the assignment of the Company's  lease, was rejected in September 2006 through bankruptcy court. As a result, Banner was released from any further obligation under the lease, and the obligation reverted back to the Company. As such, the Company had recorded the asset and related liabilities on the balance sheet as of that date. Also during the third quarter of fiscal 2006, management had approved the exercise of the purchase option under this lease agreement and consequently, classified this property as held for sale, having met all of the “held for sale” criteria prescribed by SFAS No. 144. However, due to the difficulty encountered by the Company in finding favorable financing during the fourth quarter, management decided to not exercise the purchase option at this time. As such, this property was reclassified as held and used as of December 27, 2006. It is management’s intention to hold this building until a future time when it deems a possible sale might be more beneficial.

This change in classification resulted in the recognition of depreciation expense of $19,400 during 2006 which is included in the loss from continuing operations.

On April 28, 2006, the Company completed the sale of one of its real estate holdings in Tampa, Florida to Kendall & Taylor Properties, LLC ("Kendall"). The real estate holdings had no operations during 2006. The sale between the Company and Kendall is summarized as follows:

Proceeds from sale	$750,000
Transactions expenses
Broker fees	45,000
Other divestment related cost	9,700

Total transaction expenses	54,700

Net proceeds	695,300
Net assets sold	(881,800)

Loss on sale before income tax benefit	(186,500)
Estimated income tax benefit	69,900

Loss on sale after income tax benefit	($116,600)

Other Assets

Other assets consist of the following:

	December 27, 2006	December 28, 2005
Leasehold origination costs	$309,700	$47,200
Loan fees	71,900	71,900
Tenant improvements	210,700	210,000
Deferred commissions	59,400	59,400
Investments, stock puts	—	37,100
	651,700	425,600
Less accumulated amortization	(165,300)	(68,500)
	$486,400	$357,100

Amortization expense was $96,000, $49,600 and $84,300 for 2006, 2005, and 2004, respectively. The decrease in 2005 was due to the reduction in the gross carrying cost resulting from the Asset Sale. Amortization expense for each of the next five years is expected to be $96,000.

Assets Acquired

The Company allocates the purchase price of business assets acquired (net intangible and identifiable intangible assets) and liabilities assumed based on their relative fair values at the date of acquisition under the provisions of SFAS No. 141, “Business Combinations” (“FAS 141”). The Company applied FAS 141 to the purchase of the California property in 2005. FAS 141 provides guidance on allocating a portion of the purchase price of a property to certain identifiable intangible assets. There are three categories of intangible assets that management considered: (i) above and below-market value of in-place leases, (ii) the value of in-place lease origination costs and (iii) the value of in-place tenant improvements.

The above and below-market value of in-place leases are determined based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimates of fair market lease rates for comparable in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market leases is amortized as a reduction of base rental revenue over the remaining terms of the respective leases. The value of below-market leases is accreted as an increase to base rental revenue over the remaining terms of the respective leases.

The value of in-place lease origination costs is based on management’s estimates of broker commissions associated with negotiating lease terms for in-place leases, and is amortized over the remaining terms of the respective leases. The value of in-place tenant improvements is based on management’s estimates of tenant improvement costs for comparable properties measured over a period equal to the remaining non-cancelable term of the respective leases.

The following summarizes the Company’s allocation of assets acquired under FAS 141 in 2005.
Land	$4,592,700
Buildings	3,789,500
In-place below-market leases	(340,100	)(i)
In-place lease origination costs	47,200	(ii)
In-place tenant improvements	210,700	(ii)
Total	$8,300,000

(i)	The unamortized amount of $234,400 and $329,700 is included in Deferred rent at December 27, 2006 and December 28, 2005, respectively.

(ii)	The unamortized amount of $181,600 and $252,000 is included in Other assets at December 27, 2006 and December 28, 2005, respectively.

Expected amortization of the above intangible items on the Company's balance sheet at December 27, 2006 is as follows:

	Below Market Leases	Lease Origination	Tenant Improvements
2007	(81,600)	12,900	57,400
2008	(81,600)	12,900	57,400
2009	(71,200)	7,400	33,600
	$(234,400)	$33,200	$148,400

Revenue Recognition

The Company leases one industrial building to two tenants under operating leases primarily with terms of over one year.

The Company records rent revenue for leases which contain scheduled rent increases on a straight-line basis over the term of the lease, in accordance with SFAS No. 13, Accounting for Leases.

Receivables are carried net of the allowances for uncollectible receivable. An allowance is maintained for estimated losses resulting from the inability of either tenant to meet their contractual obligations under their lease agreements. We determine the adequacy of this allowance by continually evaluating individual tenants’ receivables considering the tenant’s financial condition and security deposits and current economic conditions. No allowance for uncollectible accounts as of December 27, 2006 was determined to be necessary to reduce receivables to our estimate of the amount recoverable.

Worker’s Compensation Liability

The Company self-insures worker’s compensation claims losses up to certain limits. The liability for worker’s compensation represents an estimate of the present value of the ultimate cost of uninsured losses which are unpaid as of the balance sheet dates. The estimate is continually reviewed and adjustments to the Company’s estimated claim liability, if any, are reflected in current operations. On an annual basis, the Company obtains an actuarial report which estimates its overall exposure based on historical claims and an evaluation of future claims. The Company pursues recovery of certain claims from an insurance carrier. Recoveries, if any, are recognized when realization is reasonably assured.

Income Taxes

Deferred income taxes are provided for temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities using presently enacted income tax rates. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefit, or that future deductibility is uncertain.

In accordance with SFAS 109, the Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. SFAS 109 further states that forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as significant decreases in operations. As a result of the Company’s recent disposal of significant business operations, the Company concluded that a valuation allowance should be recorded against certain federal and state tax credits. The utilization of these credits requires sufficient taxable income after consideration of net operating loss utilization.

Earnings Per Share

Basic earnings per share for fiscal years 2006, 2005 and 2004 were computed based on the weighted average number of common shares outstanding. Diluted earnings per share for those years have been computed based on the weighted average number of common shares outstanding, giving effect to all dilutive potential common shares that were outstanding during the respective year. Dilutive shares are represented by shares under option, stock warrants and convertible preferred stock. Due to the Company’s net losses in fiscal year 2006 and 2004, potentially dilutive securities are antidilutive and have been excluded from the computation of diluted earnings per share.

Stock-Based Compensation

Prior to December 31, 2005, the Company accounted for stock-based compensation utilizing the intrinsic value method under Accounting Principles Board No. 25 (APB 25), “Accounting for Stock Issued to Employees.” The Company’s long-term incentive plan provides for granting stock options and restricted stock. The exercise price of each option equals the market price of the Company’s stock on the date of grant. Options vest in one-quarter increments over a four-year period starting on the date of grant. An option’s maximum term is 10 years.

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”. Pursuant to the disclosure requirements of SFAS 148, the following table provides an expanded reconciliation for the fiscal years ended December 28, 2005 and December 29, 2004:

	2005	2004
Net income (loss) available
(attributable) to common
shareholders as reported	$9,277,200	$(2,050,700)
Add: Stock based compensation
expense included in net
income, net of tax	—	20,000
Deduct: Total stock-based
compensation expense
determined under fair value,
net of tax	—	(23,500)
Pro forma net income (loss)	$9,277,200	$(2,054,200)
Income (loss) per share
Basic, as reported	$2.40	$(0.53)
Basic, pro forma	$2.40	$(0.53)
Diluted, as reported	$1.91	$(0.53)
Diluted, pro forma	$1.91	$(0.53)

Effective January 1, 2006, the Company adopted the provisions of SFAS N. 123(R), “Share-Based Payments.” SFAS No. 123(R) requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method and requires the use of an option pricing model for estimating fair value. Accordingly, share-based compensation is measured at grant date, based on the fair value of the award. The adoption of SFAS No. 123 (R) did not have a material effect on the Company’s financial statements.

Reclassifications

Assets held for sale and liabilities associated with assets held for sale in the prior year have been reclassified to held and used to conform to the current year’s presentation.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) ratified the consensus reached on Emerging Issues Task Force (“EITF”) Issue No. 06-03, “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross Versus Net Presentation).” The EITF reached a consensus that the presentation of taxes on either a gross or a net basis is an accounting policy decision that requires disclosure. EITF 06-3 is effective for the first interim or annual reporting period beginning after December 15, 2006. The adoption of EITF 06-3 will not have any effect on the Company’s financial position or results of operations. The Company’s revenues are reported net of sales taxes.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109” (“FIN 48”). This Interpretation prescribes a recognition threshold and measurement process for recording within the financial statements uncertain tax positions taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest, penalties, accounting in interim periods and disclosure related to uncertain tax positions. The provisions of FIN 48 are effective as of the beginning of the Company’s 2007 fiscal year. The Company is currently evaluating the impact of the adoption of FIN 48, during the first quarter of 2007, on its financial statements and operating results. The Company currently estimates that the adoption of FIN 48 will not have a material impact on the Company’s financial position or results of operations. The Company’s evaluation of the impact of FIN 48 is continuing, however, and is subject to revision when the Company completes its analysis.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after December 15, 2007. The Company plans to adopt SFAS No. 157 beginning in the first quarter of fiscal 2008. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 expands the scope of specific types of assets and liabilities that an entity may carry at fair value on its statement of financial position, and offers an irrevocable option to record the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, SFAS No. 159 will have on its financial statements.

NOTE 2. DISCONTINUED OPERATIONS

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company accounts for the results of operations of a component of an entity that has been disposed or that meets all of the “held for sale” criteria, as discontinued operations, if the component’s operations and cash flows have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. The “held for sale” classification requires having the appropriate approvals by our management, Board of Directors and shareholders, as applicable, and meeting other criteria. When all of these criteria are met, the component is then classified as “held for sale” and its operations are reported as discontinued operations.

On June 30, 2005 (the first day of the Company’s third quarter), the Company completed the sale of substantially all of its operating restaurants to Banner Buffets, LLC (“Banner” or “the Buyer”). The sale of sixteen restaurant businesses, premises, equipment and other assets used in restaurant operations was made pursuant to an asset purchase agreement dated February 22, 2005. Prior to this transaction, no material relationship existed between the Company and Banner. The total purchase price was approximately $29,950,000, consisting of $25,950,000 in cash at closing and a promissory note for $4,000,000. The note accrues interest at 8.0% payable monthly and is secured by restaurant equipment valued at less than $1 million. The Buyer also assumed obligations under capital leases of approximately $4.5 million.

The sale transaction between the Company and Banner is summarized as follows:

Proceeds from sale	$29,950,000

Transaction expenses
Legal fees	294,400
Investment banker fees	21,200
Other divestment related costs	141,600
Total transaction expenses	457,200
Net proceeds	29,492,800
Net assets sold	(17,465,400)
Unamortized discount on note receivable (See Note 5)	(299,100)
Gain on sale before income tax	11,728,300
Estimated income tax (*)	(1,693,100)
Gain on sale after income tax	$10,035,200

(*) Represents the effect of $4,280,400 in estimated taxes from the transaction, net of the change in the Company’s deferred tax asset valuation allowance of $2,587,300, principally the utilization of net operating losses (“NOL’s”), in connection with the sale. The change in the deferred tax asset valuation allowance was recognized in the second quarter of 2005.

Due to the Asset Sale, the Company has exited the restaurant business and the results of the sixteen restaurants sold have been segregated from continuing operations in the Consolidated Results of Operations and reported as discontinued operations for the years ended 2005 and 2004. The Company has restricted cash of $400,000 in escrow set aside for the potential payment of broker commissions which are currently subject to litigation. See Note 13 - Commitments and Contingencies. The ultimate amount of gain to be recognized on the asset sale may be reduced based on the outcome of such litigation.

Operating results of the discontinued operations for 2004 and through the date of sale in 2005 are summarized below:

	For the years ended
	December 28, 2005	December 29, 2004
Revenues	$19,161,800	$37,799,500
Costs and expenses	(18,518,400)	(36,294,900)
Asset impairment charge	—	(594,200)
Interest and other income	123,700	(40,600)
Interest expense	(903,600)	(594,200)
Income (loss) before income taxes	(136,500)	(725,300)
Income tax benefit (expense)	51,400	—
Income (loss) from discontinued
operations, net of income taxes	(85,100)	(725,300)
Gain on sale of discontinued operations:
Gain on sale before income taxes	11,728,300	—
Estimated income taxes:
Transaction taxes	(4,280,400)	—
Change in deferred tax valuation allowance(*)	2,587,300	—
Total income taxes on sale	(1,693,100)	—
Gain on sale, net of income taxes	10,035,200	—
Income (loss) from discontinued operations	$9,950,100	($725,300)

(*) Represents the change in the Company’s deferred tax asset valuation allowance of $2,587,300, resulting principally from the utilization of NOL’s, in connection with the sale. The change in the deferred tax asset valuation allowance was recognized in the second quarter.

NOTE 3. CLOSED RESTAURANT COSTS

The Company sold four closed restaurants in 2004. In 2005, two restaurants leased by the Company to other operators were closed when the tenants vacated the premises. In 2006, one of the vacated properties was sold. Costs incurred to close restaurants and continuing costs incurred to maintain the closed restaurants in 2006, 2005 and 2004 were $16,700, $19,400 and $63,300, respectively.

NOTE 4. ASSET IMPAIRMENT CHARGES

In accordance with SFAS 144, the Company recognized asset impairment charges of $0, $31,000 and $594,200 in 2006, 2005 and 2004, respectively. The charge in 2005 related to the planned Corporate office relocation. The charge in 2004 is included in our results of discontinued operations. The charges in 2004 resulted from closure of one leased restaurant.

NOTE 5. NOTE RECEIVABLE

The note receivable arose from the prior year sale to Banner, has a current outstanding balance of $3,813,000 and was being carried net of unamortized discount totaling $205,700 at September 15, 2006, prior to the Banner bankruptcy. See Notes 2 and 5. Interest-only payments on the note were due until June 30, 2007, when principal payments were scheduled to begin. The note was scheduled to mature on June 30, 2009, and was partially collateralized by restaurant equipment (with a current estimated value of $69,200.)

On September 15, 2006, Banner filed for bankruptcy protection under Chapter 11. Banner has failed to make required interest payments on the note beginning with the payment due on August 1, 2006. Accrued interest income of $67,600 is included in receivables, net at December 27, 2006, and is fully reserved due to the uncertainty of Banner’s ability to pay.

The Company expected that the funds to repay the note would come from the successful operation of the purchased restaurants. Per bankruptcy filings, Banner does not appear to have available cash to maintain the operations of the remaining restaurants. Banner negotiated to sell nine of the sixteen restaurants to a third party. EACO received $200,000 in repayment of the note from the sale of such equipment on those nine locations.

The Company has taken possession of the equipment at four of the remaining seven stores. Auctions of the equipment in two of those stores resulted in $128,000 being received by EACO. The other two stores’ equipment remains in those stores, as those leases have reverted back to EACO.

Of the remaining three locations, EACO is negotiating with the landlord for removal and sale of the equipment in one of the stores. Banner is still operating in the remaining two locations; however, as previously discussed, it is unclear as to the duration Banner can maintain operations.

Based upon the foregoing, EACO has recorded a provision for loss to reduce the carrying amount of the note to the estimated value of the collateralized equipment in the remaining seven stores. This provision totaling $3,415,800 is reflected in the statement of operations as an operating expense in 2006. In addition, the Company wrote of the unamortized discount of $205,700 at the end of the third fiscal quarter.

In addition, Banner continues to operate one store under a capital lease assigned to Banner during the Asset Sale. The Company is still liable for all future rent obligations on that lease should Banner default. Under this arrangement, the Company spent approximately $110,000 during 2006 curing defaults created by Banner under this lease. The amount has been recorded as a receivable on the Company’s balance sheet along with a corresponding reserve for the full amount as the Company does not feel these amounts will be collectible.

NOTE 6. FRANCHISE AGREEMENT

The Company operated its Ryan’s restaurants under a franchise agreement between the Company and the Franchisor dated September 16, 1987, which amended and consolidated all previous franchise agreements (as amended, the “Franchise Agreement”). In December 2003, the Company entered into an amendment (the “Amendment”) to the Franchise Agreement to terminate the Franchise Agreement by June 2005. The Amendment required the Company to convert a specific number of its Ryan’s restaurants each quarter to a new name and logo, beginning the first quarter of 2004, and required all of the Ryan’s restaurants to be converted by June 2005. As soon as each Ryan’s restaurant was converted, franchise fees were no longer payable to the Franchisor for that converted restaurant.

The Amendment required the Company to pay a monthly franchise fee of 4.0% of the gross receipts of each restaurant operating under the name of Ryan's. Total franchise fee expenses were $291,700 and $1,112,000 for fiscal years 2005 and 2004, respectively.

Note 7. ACCRUED LIABILITIES

Accrued liabilities are summarized as follows:

	December 27,	December 28,
	2006	2005
Property taxes	$—	$41,300
Payroll and payroll taxes	—	18,500
Legal and Accounting	48,500	91,300
Unearned Rental Income	19,800	—
Unearned CAM charges	20,800	—
Other	27,600	150,700
	$116,700	$301,800

Note 8. WORKERS’ COMPENSATION LIABILITY

The Company self-insures workers' compensation losses up to certain limits. The liability for workers' compensation claims represents an estimate of the present value of the ultimate cost of uninsured losses which are unpaid as of the balance sheet dates. The estimate is continually reviewed and adjustments to the Company's estimated claim liability, if any, are reflected in current operations.

The State of Florida Division of Workers' Compensation (the “Division”) requires self-insured companies to pledge collateral in favor of the Division in an amount sufficient to cover the Company's projected outstanding liability. In compliance with this requirement, in July 2004 the Company provided the Division with a $1 million letter of credit from a bank with an expiration date of July 1, 2006. Based upon the Bank’s evaluation of the Company’s credit and to avoid collateralization requirements, the letter of credit is guaranteed on behalf of the Company by Bisco Industries, Inc. ("Bisco"). The Chairman of the Company's Board of Directors, Glen F. Ceiley, is the President of Bisco. In addition, the Company pledged certificates of deposit totaling $376,500 to the Division, to meet the Division’s collateral requirement of $1,376,500. The Company believes there is a strong likelihood that the Division will require an increase in the Company’s collateral due to the increase in the worker’s compensation reserve in 2006. The Company is unable to estimate the amount of that increase at this time.

After the Asset Sale, the Company terminated its self-insurance program, and no further claims were incurred after June 29, 2005. Subsequent to year end, the Company reached a $430,000 cash settlement pursuant to an agreement with its reinsurance carrier, which is in receivership, for its largest worker’s compensation claim. This amount is recorded as a receivable at December 27, 2006. As a result of that settlement, the remaining discounted estimated payments with relationship to that claim increased to approximately $2,926,200. As such, the Company recorded an expense of $2,926,200 in the fourth quarter of 2006 related to this claim.

Note 9. LONG-TERM DEBT

Long-term debt is summarized as follows:

	December 27,	December 28,
	2006	2005
Collateralized notes payable to GE Capital
Franchise Finance Corporation, monthly
principal and interest payments totaling
$14,900, interest at thirty-day LIBOR rate
+3.75% (minimum interest rates
of 7.34%); due December 2016	$867,700	$1,806,200
Collateralized note payable to Citizen’s
Bank, monthly principal and interest payment totaling $14,100, interest at prime with a minimum rate of 6.75% and a maximum rate of 10.25%; due December 2027	1,765,900	1,797,100
	2,633,600	3,603,300
Less current portion	(95,700)	(136,900)
	$2,537,900	$3,466,400

Total maturities of long-term debt are as follows:

2007	$95,700
2008	86,400
2009	95,000
2010	103,800
2011	113,400
Thereafter	2,139,200
$2,633,500

Beginning in December 1996, the Company entered into a series of loan agreements with FFCA Mortgage Corporation, (now known as GE Capital). The GE Capital loan is secured by mortgages on one of the Company’s restaurant properties. At the time of the Asset Sale in June 2005, the Company paid off all except two of the mortgages. As of December 27, 2006, the outstanding balance due under the Company’s loan with GE Capital was $867,700. The interest rate for the GE Capital loans is 9.07% at December 27, 2006. There are no financial covenant requirements on the remaining GE Capital loan agreements.

In November 2005, the Company purchased an income producing real estate property in Sylmar, California and assumed a note of $1.8 million with interest equal to the prime rate, which was 8.25% at December 27, 2006. As of December 27, 2006, the outstanding balance under the note was $1,765,900.

NOTE 10. INCOME TAXES

The following summarizes the Company’s provision for income taxes:

	2006	2005	2004
Current:
Federal	$(65,800)	$70,000	$—
State	—	—	—
	(65,800)	70,000	—
Deferred:
Federal	(1,142,800)	1,142,800	—
State	(68,500)	68,500	—
	(1,277,100)	1,211,300	—

Income taxes for the years ended December 27, 2006, December 28, 2005 and December 29, 2004 differ from the amount computed by applying the federal statutory corporate rate of 34% to earnings before income taxes.

The differences are reconciled as follows:

	2006	2005	2004
Income tax benefit at statutory rate	$(2,735,900)	$3,180,300	$(690,700)
Increase (decrease) in taxes due to:
State tax net of federal benefit	(295,300)	618,300	(73,700)
Change in deferred tax asset valuation allowance	1,828,300	(2,587,300)	355,200
Other, net	(74,200)	—	—
Adjusted book to tax accrual	—	—	409,200
Income tax expense (benefit)	$(1,277,100)	$1,211,300	$—

Reconciliation of income tax benefit associated with continuing operations:

2005
Income tax benefit at statutory rate	$(325,400)
Increase (decrease) in taxes due to:
State tax net of federal benefit	(35,000)
Change in deferred tax asset valuation allowance	—
Income tax benefit	$(360,400)

The components of deferred taxes at December 27, 2006 and December 28, 2005 are summarized below:

	December 27, 2006	December 28, 2005
Deferred tax assets:
Net operating loss	$1,138,400	$1,003,700
Federal and state tax credits	694,200	694,200
Accruals not currently deductible	1,024,700	106,200
Accrued workers compensation	1,444,800	442,100
Excess tax over book basis	—	214,700
Capital loss carryforward	—	—
Unearned revenue, previously taxed	—	——
	4,302,100	2,460,900
Valuation allowance	(2,522,500)	(694,200)
Total deferred tax assets	1,779,600	1,766,700
Deferred tax liabilities:
Excess of tax over book depreciation
and amortization	—	—
Unrealized gain on investment	1,779,600	2,978,000
Total deferred tax liabilities	1,779,600	2,978,000
Net deferred tax liability	$—	$1,211,300

At December 27, 2006, the Company's federal and state tax credit was comprised of $61,900 in general business credits which expire in 2013 and alternative minimum tax credits of $632,400 which have no expiration date. Additionally, at December 27, 2006, the Company has Federal net operating losses of $2,875,856, which begin expiring in 2018 and State net operating losses of $4,376,757, which begin expiring in 2012.

In accordance with SFAS 109, the Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. SFAS 109 further states that forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as significant decreases in operations. As a result of the Company’s recent disposal of significant business operations, the Company concluded that a valuation allowance should be recorded against its deferred tax assets.

NOTE 11. COMMON SHAREHOLDERS’ EQUITY

Earnings per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for net loss and net loss attributable to common shareholders:

	2006	2005	2004
EPS from continuing operations - basic:
Loss from continuing operations	$(6,654,900)	$(596,400)	$(1,306,300)
Less: preferred stock dividends	(76,500)	(76,500)	(19,100)
Loss from continuing operations for basic EPS computation	$(6,731,400)	$(672,900)	$(1,325,400)
Weighted average shares outstanding for basic EPS computation	3,906,800	3,889,900	3,813,000
Loss per common share from continuing operations - basic	$(1.72)	$(0.17)	$(0.34)
EPS from continuing operations - diluted:
Loss from continuing operations	$(6,654,900)	$(596,400)	$(1,306,300)
Less: preferred stock dividends, if applicable	n/a	n/a	n/a
Loss from continuing operations for diluted EPS computation (1)	$(6,654,900)	$(596,400)	$(1,306,300)
Weighted average shares outstanding	3,906,800	3,889,900	3,813,000
Dilutive effect of stock options and restricted stock units	—	16,800	—
Dilutive effect of assumed conversion of preferred stock, if applicable	—	1,000,000	—
Weighted average shares outstanding for diluted EPS computation (2)	3,906,800	4,906,700	3,813,000
Earnings (loss) per common share from continuing operations - diluted	$(1.70)	$(0.12)	$(0.34)

For the years ended December 27, 2006 and December 29, 2004, no potential common shares from outstanding stock options have been included in the computation of diluted earnings per share due to their antidilutive effect.

Stock Options

In 1995, the Company's shareholders approved a new employee long-term incentive plan pursuant to which an additional 200,000 shares of common stock are authorized to be granted in the form of stock options or restricted stock. In 2002, the Company’s shareholders approved a new employee long-term incentive plan pursuant to which an additional 200,000 shares of common stock are authorized to be granted in the form of stock options or restricted stock. All options granted under these plans expire no later than ten years after the date of grant or in most cases three months after termination of employment.

The Company applies the intrinsic value method of APB 25 to account for its employee stock plans. The Company adopted the disclosure requirements of SFAS 148, effective for the fiscal year beginning January 1, 2003, which requires presentation of pro forma net income and earnings per share information. Beginning January 1, 2006, the Company applies FAS 123(R). See Stock-Based Compensation in Note 1 - Significant Accounting Policies.

The Company sometimes compensates its directors for their service to the Company by issuance of stock options at an exercise price below the current market price. In 2004, the Company issued a total of 29,848 shares to the directors at an exercise price of $0.01, considering the lower market price of the stock as of the date of issuance and recognized $20,000 in compensation expense.

The following table summarizes the changes in the total number of stock option shares outstanding during the three years ended December 27, 2006.

	2006		2005		2004
		Weighted Average		Weighted Average		Weighted Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price
Options outstanding at beginning of year	32,500	$2.08	106,800	$2.09	133,490	$2.02
Options granted	—	—	—	—	29,848.01
Options exercised	—	—	(24,900)	1.18	(29,848)	.01
Options forfeited	(7,500)	2.33	(49,400)	2.55	(26,690)	1.74
Options outstanding at end of year	25,000	2.00	32,500	2.08	106,800	2.09
Options exercisable at end of year	25,000	2.00	32,500	2.08	106,800	2.09
Weighted average fair value of options granted during the year	$—		$—		$.01
Common shares reserved for future grants at end of year	200,000		200,000		200,000

The following table summarizes information about fixed stock options outstanding at December 27, 2006:

				Weighted Average
Year	Exercise	Options	Options	Remaining Life
Granted	Price	Outstanding	Exercisable	(In years)
1999	2.00	25,000	25,000	2.8
		25,000	25,000

During the fiscal year ended December 27, 2006, the Company awarded no stock options, nor were there any unvested option awards as of January 1, 2006, and thus, the Company recorded no compensation expense related to stock options after the adoption of SFAS No. 123(R). In addition, there were no option awards modified, repurchased or cancelled after December 28, 2005. During the fiscal year ended December 27, 2006, no stock options were exercised, and therefore, no cash was received from stock option exercises.

Preferred Stock

The Company's Board of Directors is authorized to set the various rights and preferences for the Company's Preferred Stock, including voting, conversion, dividend and liquidation rights and preferences, at the time shares of Preferred Stock are issued. In September 2004, the Company sold 36,000 shares of the Company’s newly authorized Series A Cumulative Convertible Preferred Stock, with an 8.5% dividend rate at a price of $25 per share for a total purchase price of $900,000 cash. The Preferred Stock was sold to the Company’s Chairman. Holders of the Preferred Stock have the right at any time to convert the liquidity preference of $25 for each share of Preferred Stock into shares of the Company’s Common Stock at the conversion price of $0.90 per share. In the event of a liquidation or dissolution of the Company, holders of Series A Preferred Stock are entitled to be paid out of the assets of the Company available for distribution to shareholders $25 per share plus all accrued dividends before any payments are made to the holders of Common Stock.

Common Stock

In June 2004, the Company sold 145,833 shares of its Common Stock directly to Bisco Industries, Inc. Profit Sharing and Savings Plan for a total purchase price of $175,000 cash.

In April 2002, the Company completed a private placement with Bisco for 435,000 shares at $0.92 per share, which was based on the average closing price of the Company’s common stock on the ten trading days prior to the sale. The Company used the $387,400 proceeds, net of issuance costs, from this sale to fund remodels of several restaurants in 2002.

NOTE 12. PROFIT SHARING AND RETIREMENT PLAN

Prior to December 28, 2005, employees of the Company were able to participate in a profit sharing and retirement plan covering substantially all full-time employees at least twenty-one years of age and with more than one year of service. The plan was established in August 1991. Contributions were made to the plan at the discretion of the Company's Board of Directors. No profit-sharing contributions were made since the inception of the plan.

The profit sharing plan included a 40l(k) feature by which employees were able to contribute, by payroll deduction only, a portion of their annual compensation not to exceed $14,000 in 2005 and $13,000 in 2004.

The plan provided for a Company matching contribution of $0.25 per dollar of the first 6% of employee contributions. The Company's matching contribution was $0 in 2006, $9,900 in 2005 and $28,100 in 2004.

Due to the sale of the Company’s operating assets and the elimination of all of its personnel, the Company terminated the profit sharing and 401(k) plans in 2006.

NOTE 13. COMMITMENTS AND CONTINGENCIES

Lease Obligations

The Company leases three restaurant buildings under non-cancelable agreements; the land is classified as an operating lease, and the building as a capital lease.

The monthly rent on one of the three subleases will not be enough to cover the monthly rent due from the Company to the landlord, resulting in a liability to the Company in future years.

Currently, Banner is still operating two stores assigned to it during the Asset Sale. The lease at one of the two stores is still guaranteed by the Company. Should Banner default on the lease, the Company would be required to indemnify the landlord any costs associated with the lease, including past due rent.

Future minimum lease obligations under non-cancelable capital leases and operating leases consist of the following as of December 27, 2006:

	Capital	Operating
	Leases	Leases
2007	$337,800	$183,500
2008	346,000	183,500
2009	354,600	183,500
2010	363,300	183,500
2011	376,700	183,500
Future years	4,287,900	1,598,600
Total minimum lease payments	6,066,300	$2,516,100
Amount representing interest	(3,607,100)
Present value of net minimum payments	2,459,200
Current portion	(20,300)
Long-term capital lease obligations	$2,438,900

Rental expense for operating leases for the years ended December 27, 2006, December 28, 2005 and December 29, 2004 was $236,900, $437,200 and $590,300, respectively.

The Company’s income-producing real estate property is leased to two tenants under operating leases. The Company also leases or sub-leases two of its restaurant locations to third parties. The following table shows the future minimum rentals receivable under non-cancelable operating leases in effect at year-end 2006:

	Income-Producing Real Estate	Restaurant	Total
2007	$693,900	$213,900	$907,800
2008	707,600	301,500	1,009,100
2009	622,800	306,100	928,900
2010	498,700	223,100	721,800
2011	513,700	314,300	828,000
Future years	2,656,800	813,500	3,470,300
	$5,693,500	$2,172,400	$7,865,900

Rental income from leases was $832,000, $216,400 and $131,100 for 2006, 2005 and 2004, respectively.

Legal Matters

In connection with the Asset Sale, a broker has demanded a commission payment of $3.5 million. The Company has filed suit against the broker in an effort to expedite a resolution of the claim. The Company agreed to place $400,000 in escrow in connection with the lawsuit. In addition, in August 2005, the Company was sued by another broker who claims that a commission of $749,000 is payable to him as a result of the Asset Sale. The Company plans to vigorously defend both of these claims. Due to the fact that management cannot determine the probability of a loss or estimate the amount of possible payments awarded under these legal proceedings, no charge to earnings has been made in the 2006 financial statements.

NOTE 14. QUARTERLY CONSOLIDATED FINANCIAL DATA (Unaudited)

Following is a summary of the quarterly results of operations for the years ended December 27, 2006 and December 28, 2005:

	Fiscal Quarter
$ In thousands, except per share amounts:	First	Second	Third	Fourth	Total
2006:
Rental income	232	182	157	261	832
Loss from continuing operations, before income taxes	(121)	(64)	(3,408)	(4,339)	(7,932)
Income (loss) from discontinued operations	—	(116)	—	2	(114)
Net income (loss)	(121)	(180)	(2,377)	(4,091)	(6,769)
Cumulative preferred stock dividend	(19)	(19)	(19)	(19)	(76)
Basic income (loss) per share	(0.04)	(0.05)	(0.61)	(1.05)	(1.75)
Diluted income (loss) per share	(0.04)	(0.05)	(0.61)	(1.03)	(1.73)

2005:
Rental income	33	33	47	103	216
Loss from continuing operations, before income taxes	(260)	(243)	(82)	(372)	(957)
Income (loss) from discontinued operations	544	2,573	7,416	(583)	9,950
Gain on sale of discontinued operations before income taxes	—	—	11,728	—	11,728
Net income (loss)	258	2,543	7,368	(815)	9,354
Cumulative preferred stock dividend	(19)	(19)	(19)	(19)	(76)
Basic income (loss) per share	0.06	0.65	1.89	(0.20)	2.40
Diluted income (loss) per share	0.06	0.62	1.38	(0.15)	1.91

(1)	During the quarter ended December 28, 2005, the Company increased its Workers’ Compensation liability by approximately $309,000.

(2)	During the quarter ended December 27, 2006, the Company increased its Workers’ Compensation liability by approximately $2,580,000.

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents - For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investments Trading - The Company's investments trading consist of marketable securities which are valued at the quoted market price.

Note Receivable - The Company believes that the carrying amount is a reasonable estimate of the fair value of the notes receivable. Due to the Banner bankrupty, the note has been valued at the estimated recovery value of the collateral remaining in the open stores.

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

NOTE 16. RELATED PARTY TRANSACTIONS

During 2004, the Company sold 36,000 shares of the Company’s newly authorized Series A Cumulative Convertible Preferred Stock, with an 8.5% dividend rate at a price of $25 per share for a total purchase price of $900,000 cash to the Company’s Chairman. During 2005, four quarterly preferred dividends approved by the Board of Directors were paid to the Chairman in the amount of $19,100 per quarter. Total preferred dividends paid to the Chairman in 2005 were $76,500.

In July 2004, the Company provided a $1 million letter of credit (see Note 8) to help cover the Company’s projected outstanding Workers’ Compensation liability. The letter of credit is guaranteed on behalf of the Company by Bisco. The Company’s Chairman is the President of Bisco. The cost of the letter of credit is $30,000 per year, which is reimbursed by the Company to Bisco.

The Company currently has a management agreement with Bisco Industries, whereby Bisco provides administration and accounting services. During 2006, the Company paid Bisco approximately $49,000.

NOTE 17. SEGMENT INFORMATION

SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”, requires public companies to report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about the products and services an entity provides, the foreign countries in which it holds significant assets and its major customers.

Through June 30, 2005, and for the year ended December 28, 2004, the Company operated in one segment, the restaurant business. Such restaurant operations have been reported as discontinued operations as a result of the Asset Sale on June 30, 2005.

Subsequent to the Asset Sale, the Company’s continuing business is to operate and lease business and real estate income-producing properties.

NOTE 18. SUBSEQUENT EVENTS

During the first quarter of 2007, the Company subleased a previously vacant property to a new tenant. Monthly rent on the property is $16,600 and the lease commenced on March 1, 2007.

During 2007, the Company subleased a second previously vacant property to a new tenant. Monthly rent on the property is $16,000 and the lease commenced on April 1, 2007.

One of the Company’s vacant properties has the first renewal option under the lease agreement dated December 30, 1981, expire in April 2007, after which the Company has the option to either terminate the lease or exercise the second renewal option as defined in such lease agreement.  It is management's intent to terminate the lease.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
EACO Corporation
Anaheim, California

We have audited the accompanying consolidated balance sheets of EACO Corporation and subsidiary (the “Company”) as of December 27, 2006 and December 28, 2005 and the related consolidated statements of operations, shareholders' equity, and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EACO Corporation and subsidiary as of December 27, 2006, and December 28, 2005, and the consolidated results of their operations and their cash flows for the fiscal years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Squar, Milner, Peterson, Miranda and Williamson, LLP
Certified Public Accountants
Newport Beach, California
April 11, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
EACO Corporation
Anaheim, California

We have audited the accompanying consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 29, 2004 of EACO Corporation and Subsidiary (The “Company”). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 29, 2004, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Certified Public Accountants
Jacksonville, Florida
March 29, 2005 (March 27, 2006 as to the effects of the reclassification for discontinued operations described in Note 2)

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

EACO Corporation

Corporate Listing

Executive Office
EACO Corporation
1500 North Lakeview Avenue
Anaheim, CA 92807

Corporate Officers and Directors	Independent Registered Public
Accounting Firm
Glen F. Ceiley	Squar, Milner, Peterson, Miranda &
Chief Executive Officer	Williamson LLP
Chairman of the Board	4100 Newport Place, Suite 300
President & CEO,	Newport Beach, CA 92660
Bisco Industries, Inc.
(International Distributor of
Electronic Components)

Steve Catanzaro
Director
General Counsel
William Means	McGuireWoods LLP
Director	50 North Laura Street, Suite 3300
Vice President of	P.O. Box 4099
Information Services	Jacksonville, FL 32201
Bisco Industries, Inc.
(International Distributor of
Electronic Components)

Jay Conzen	Transfer Agent / Rights Agent
Director	Mellon Investor Services LLC
President,	200 Galleria Parkway
Old Fashioned Kitchen, Inc.	Suite 1900
(National Food Distributor)	Atlanta, GA 30339

Form 10-K
A copy of the Company's Annual
Report on Form 10-K for fiscal 2006,
including the financial statements
and the financial statement schedules,
as filed with the Securities and
Exchange Commission, may be obtained
without charge by writing to:
Corporate Secretary
EACO Corporation
1500 N. Lakeview Ave.
Anaheim, CA 92807

Common Stock Data

The Company's common stock is traded on the Over the Counter Bulletin Board (“OTCBB”) under the trading symbol "EACO". As of March 1, 2007, there were 1,197 shareholders of record, not including individuals holding shares in street names. The closing sale price for the Company's stock on March 1, 2007 was $1.03.

The Company has never paid cash dividends on its common stock and does not expect to pay any dividends in the next few years. Management of the Company presently intends to retain all available funds for expansion of the business.

The quarterly high and low closing prices of the Company's common stock as quoted on the OTCBB are set forth below. These prices represent inter-dealer quotations without retail markup, markdown or commission, and may not necessarily represent actual transactions:

	Market Price of Common Stock
	2006		2005
Quarter	High	Low	High	Low
First	$2.40	$1.55	$1.28	$0.63
Second	1.86	1.45	1.45	0.94
Third	1.62	1.30	1.95	1.35
Fourth	1.40	1.07	1.80	1.51

Comparison of Five-Year Cumulative Total Return

A five-year comparison of shareholder return performance of the Company with the NASDAQ Market Index and a restaurant index is shown on the graph below.

This graph assumes that $100 was invested on January 2, 2002 and all dividends were reinvested in the Company's Common Stock and the other indices. Each of the indexes is weighted on a market capitalization basis at the time of each reported data point.

	FISCAL YEAR ENDING
COMPANY/INDEX/MARKET	1/02/2002	12/31/2002	12/31/2003	12/29/2004	12/28/2005 (1)	12/27/2006

EACO Corp.	100.00	49.00	80.00	73.00	159.00	115.00
Restaurants	100.00	79.82	109.90	134.23	142.81	175.65
NASDAQ Market Index	100.00	69.75	104.88	113.70	116.19	128.12

(1) In June 2005, the Company sold all of its operating restaurants and, as a result, the Company's remaining operations consist mainly of managing rental properties.