Form 10-K, Exhibit 13
period 2008-01-02
EACO CORP
filed 2008-04-04
CIK 784539

EACO CORPORATION

CORPORATE PROFILE

About The Company

EACO Corporation (the “Company”) was incorporated under the laws of the State of Florida in September of 1985.

At January 2, 2008, the Company owns two restaurant properties, one located in Orange Park, Florida (the “Orange Park Property”) and one in Brooksville, Florida (the “Brooksville Property”).   Both of these properties were vacant at fiscal year end.  A tenant was found for the Brooksville Property with the lease period commencing on January 9, 2008.  The Company is obligated for leases of two restaurant locations, one located in Tampa, Florida (the “Fowler Property”) and another located in Deland, Florida (the “Deland Property”).  The Deland Property is subleased to a restaurant operator while the Fowler Property was vacant at fiscal year end.    In addition, the Company owns an income producing real estate property held for investment in Sylmar, California (the “Sylmar Property”) with two industrial tenants.

The Company invests a portion of its available cash in marketable securities.  The Company maintains an investment account to effect these transactions.  Investments are made based on a combination of fundamental and technical analyses primarily using a value-based investment approach.  The holding period for investments usually ranges from 30 days to 24 months.  The Company, by action of the Chairman of the Board of Directors (the “Chairman” or “Chairman of the Board”), has occasionally purchased marketable securities using margin debt.  In determining whether to engage in transactions on margin, the Company’s Chairman evaluates the risk of the proposed transaction and the relative returns offered thereby.  If the market value of securities purchased on margin were to decline below certain levels, the Company would be required to use additional cash from its operating account to fund a margin call in its investment account.  The Company’s Chairman reviews the status of the investment account on a regular basis, and analyzes such margin positions and adjusts purchase and sale transactions as necessary to ensure such margin calls are not likely.

You may contact the Company by writing to EACO Corporation, 1500 North Lakeview Avenue, Anaheim, California 92807.

To Our Shareholders:

Management spent 2007 normalizing and downsizing operations from 2005 when the Company was primarily in the restaurant business. As of the date of this Annual Report, there are a few significant issues still to be resolved from that period. We are projecting to have operations normalized by the end of 2008. We are looking forward to spending more of management’s time on developing a profitable business in the area of real estate investments and other strategies to maximize the return on equity.

Sincerely,

Glen F. Ceiley
Chief Executive Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2007 Compared to 2006

Continuing Operations

As described in Note 2 to the financial statements, the Company exited the restaurant business through the sale of its operating restaurants to Banner Buffets LLC (“Banner”) on June 30, 2005 (the “Asset Sale”).  At January 2, 2008, the Company owns two restaurant properties, one located in Orange Park, Florida (the “Orange Park Property”) and one in Brooksville, Florida (the “Brooksville Property”).   Both of these properties were vacant at fiscal year end. A tenant was found for the Brooksville Property with the lease period commencing on January 9, 2008. The Company is obligated for leases of two restaurant locations, one located in Tampa, Florida (the “Fowler Property”) and another located in Deland, Florida (the “Deland Property”). The Deland Property is subleased to a restaurant operator while the Fowler Property was vacant at fiscal year end. In addition, the Company owns an income producing real estate property held for investment in Sylmar, California (the “Sylmar Property”) with two industrial tenants.

In March 2007, the Company entered into a sublease on the Deland Property for $16,600 per month for a period of five years with a 4% rent increase every two years.  The monthly sublease income is $7,000 less than the monthly minimum lease payments. The lease on the Deland Property contained a purchase option which management intended to exercise; however, the purchase option expired unexercised in December 2007. At that point, the purchase of the property was no longer imminent and as a result, the Company recognized a loss on the sublease contract for the Deland Property of $720,900 in 2007 in accordance with FASB Technical Bulletins (“FTB”) No. 79-15. The loss was calculated as the present value of the shortfall in rental income over the term of the sublease contract. There was no loss on the contract recognized in 2006.

Loss on disposition of equipment increased from $25,500 in 2006 to $226,100 in 2007. During the first quarter of 2007, the lease for a restaurant property located in Jacksonville, Florida (the "Jacksonville Property"),  expired and was not renewed. The equipment at the location was auctioned for proceeds below the net book value of the equipment resulting in the increased loss for 2007 as compared to 2006.

The results from continuing operations for 2007 included net realized losses of $321,900 from the sale of marketable securities and securities sold not yet purchased, compared to net realized losses of $542,600 in 2006. Net unrealized gains for 2007 were $225,200 compared to net unrealized gains of $562,700 in 2006.

Rental income increased to $1,214,800 in 2007 versus rental income of $832,000 in 2006.  Approximately $180,000 of the increase is attributable to the sublease of the Deland Property effective March 2007, and approximately $216,000 ($18,000 per month) is due to increased monthly rent as a result of replacing one of the Sylmar Property tenants in October 2006. The increase was offset by a decrease of approximately $21,000 due to the loss of the tenant in the Orange Park Property during the fourth quarter of fiscal 2007.

Depreciation and amortization increased from $490,800 in 2006 to $608,600 in 2007.  The increase in depreciation is due to the lease for the Deland Property reverting back to the Company at the end of the third quarter of 2006 as a result of Banner filing for bankruptcy protection under Chapter 11.  The building portion of the lease, including the restaurant equipment located on its premises is accounted for as a capital lease. The increase in amortization expense in 2007 is due to increased commission to brokers relating to the sublease of the Deland and Brooksville Properties.

In 2007, Banner closed its remaining store.  Consequently, the Company wrote-off the remaining balance on the note receivable from Banner related to the Asset Sale in the amount of $69,200.  The equipment in the store serves as remaining collateral on the note; however, management believes that the proceeds from auctioning the equipment in the store will be insignificant.

General and administrative expenses decreased from $1,997,600 in 2006 to $1,808,700 in 2007.  The decrease was  primarily due to a reduction in worker’s compensation insurance, payroll and related costs aggregating to approximately $405,000, partially offset by increases in rental related expenses and legal fees of $273,000.  The increase in legal fees of $71,800 related to litigation regarding a broker’s claim for commission on the Asset Sale.  See Note 13 – Legal Matters.

Worker’s compensation expense for specific claim in 2006 of $2,926,200 related to one specific claim that was settled with the Company’s reinsurer in 2006. The resulting settlement increased the Company’s liability related to that specific claim. There was no residual loss in 2007.

The Company had a loss from continuing operations before income taxes of $2,682,900 in 2007 compared to a loss of $7,932,000 in 2006.  In 2007, no income tax benefit was recognized as management believes it is not likely that the net operating losses will be utilized for the foreseeable future.  The Company recognized an income tax benefit of $1,277,100 for 2006.  Loss from continuing operations net of the income tax benefit for the years ended January 2, 2008 and December 27, 2006 was $2,682,900 and $6,654,900, respectively.  Diluted loss per share from continuing operations in 2007 was $0.69, compared to a loss of $1.70 in 2006.

Discontinued Operations

Income from discontinued operations for 2007 was $4,000 compared to $2,300 in 2006.  Loss on sale of discontinued operations was $2,317,700 in 2007 as compared to $116,600 in 2006.  The loss on sale of discontinued operations in 2007 was due to the final judgment rendered in December 2007 for a claim filed by a broker requesting a commission related to the Banner sale, see Note 13, and the loss in 2006 was from the sale of a restaurant property.  Diluted net loss per share from discontinued operations was $0.59 for 2007, compared to net loss per share of $0.03 for 2006.

Net loss for 2007 was $4,996,600 compared to net loss of $6,769,200 in 2006. Diluted loss per share was $1.28 for 2007, compared to net loss of $1.73 in 2006.

2006 Compared to 2005

Continuing Operations

As described in Note 2 to the financial statements, the Company exited the restaurant business through the Asset Sale to Banner on June 30, 2005.  At December 27, 2006, the Company owned one restaurant property, which was leased to a restaurant operator.  The Company was still obligated for leases of three restaurant locations, the Jacksonville Property, the Deland Property and the Brooksville Property, which were all vacant at December 27, 2006.  During 2007, the lease for the Jacksonville Property was terminated by mutual agreement between the Company and the landlord.  Subtenant was found for the Deland Property with the lease period commencing on March 1, 2007.  The Brooksville Property lease contained a purchase option the Company exercised in 2007.  In addition, the Company owned an income producing real estate property held for investment in Sylmar, California, the Sylmar Property, with two industrial tenants.

The Company recognized an asset impairment charge of $31,000 in 2005 in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment of or Disposal of Long-Lived Assets.”  The charge was related to assets at the Company’s corporate office, which had no value once the Company moved its offices to California in March 2006.  There was no asset impairment charge recognized in 2006.

Prior to and as of December 28, 2005, the Company classified its existing marketable equity securities as available for sale in accordance with the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”  During 2006, the Company changed its pattern of investing to purchasing investments for the purpose of trading them often with the objective of generating profits on short-term differences in price.  The change in pattern indicated above triggered a change in the classification of the Company’s investments from the “available-for-sale” category to “trading.”  Pursuant to SFAS No. 115, the transfer of investments between categories was accounted for at fair value at the date of the transfer and the unrealized holding loss of $6,100 was recognized in earnings effective December 29, 2005.  The results from continuing operations for 2006 included net realized losses of $542,600 from the sale of marketable securities, compared to net realized losses of $235,900 in 2005. Net unrealized gains for 2006 were $562,700 compared to net unrealized losses of $6,100 in 2005.

Rental income increased to $832,000 in 2006 versus income of $216,400 in 2005.  The Sylmar Property was purchased in the latter half of 2005 resulting in only a partial year’s worth of rental income.  Fiscal 2006 saw a full year’s rental income from the Sylmar Property.

Depreciation and amortization increased from $248,000 in 2005 to $490,800 in 2006.  As previously stated, the Sylmar Property was purchased in the final quarter of 2005, resulting in only a partial year’s depreciation being recognized.  Fiscal 2006 saw a full year’s depreciation recognized on the Sylmar Property.  The increase was also due to catch up depreciation recognized in 2006 from the property held for sale in 2005 and reclassified as held and used in 2006.

During the third quarter of 2006, Banner, the purchaser of the Company’s property in the Asset Sale, filed for bankruptcy protection.  At the time, Banner had made only one payment of $187,000 on the $4,000,000 note receivable arising from the Asset Sale.  The Company then lowered the valuation of the note to the value of the equipment collateralizing it.  The resulting provision of $3,415,800 and the write off of the unamortized discount of $205,700 as of September 30, 2006 was recognized as an operating expense for 2006.

General and administrative expenses increased from $1,049,200 in 2005 to $1,997,600 in 2006.  The increase was due, mainly, to legal expenses incurred relating to the bankruptcy of Banner.

Interest expense increased to $459,500 in 2006 from $139,300 in 2005.  The increase came from two areas.  The first was the mortgage related to the Sylmar Property.  The property was acquired in the last quarter of 2005, resulting in only two months worth of mortgage payment versus 12 months worth of mortgage payments and the related interest being expensed in 2006.  The second was the reassigning of two leases back to the Company previously assigned to Banner due to Banner’s filing of bankruptcy in September 2006.  These leases were categorized as capital leases and, as a result, a portion of the rent was expensed as interest each month.

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

Income from discontinued operations for 2006 was $2,300 compared to a net loss of $85,100 in 2005.  Income from discontinued operations including the gain on sale of the restaurants was $9,950,100 in 2005 as compared to a loss of $114,300 in 2006.  Diluted net loss per share from discontinued operations was $0.03 for 2006, compared to net income per share of $2.03 for 2005.

Net loss for 2006 was $6,769,200 compared to net income of $9,353,700 in 2005. Diluted loss per share was $1.73 for 2006, compared to net income of $1.91 in 2005.

CRITICAL ACCOUNTING POLICIES

Revenue Recognition

The Company leases its properties to tenants under operating leases with terms exceeding one year.  Some of these leases contain scheduled rent increases.  We record rent revenue for leases which contain scheduled rent increases on a straight-line basis over the term of the lease, in accordance with SFAS No. 13, “Accounting for Leases.”

Receivables are carried net of an allowance for uncollectible receivables.  An allowance is maintained for estimated losses resulting from the inability of any tenant to meet their contractual obligations under their lease agreements.  We determine the adequacy of this allowance by continually evaluating individual tenants’ receivables considering the tenant’s financial condition and security deposits, and current economic conditions.  No allowance for uncollectible accounts as of January 2, 2008 was determined to be necessary to reduce receivables to our estimate of the amount recoverable.

Long Lived Assets

The Company’s accounting policy for the recognition of impairment losses on long-lived assets is considered critical.  The Company’s policy is to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  For the purpose of the impairment review, assets are tested on an individual basis.  The recoverability of the assets are measured by a comparison of the carrying value of each asset to the future net undiscounted cash flows expected to be generated by such assets.  If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value. There were no impairment charges during the year ended January 2, 2008.

Marketable Equity Securities

Prior to and as of December 28, 2005, the Company classified its existing marketable equity securities as available for sale in accordance with the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”  During 2006, the Company changed its pattern of investing to purchasing investments for the purpose of trading them often with the objective of generating profits on short-term differences in price.  The change in the pattern indicated above triggered a change in the classification of the Company’s investments, from the “available-for-sale” category to “trading.”  Pursuant to SFAS No. 115, the transfer of investments between categories was accounted for at fair value at the date of the transfer and the unrealized holding loss of $6,100 was recognized in earnings effective December 29, 2005.

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

Deferred Tax Assets

The Company’s policy for recording a valuation allowance against deferred tax assets (see Note 10 to the financial statements) is considered critical.  A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefit, or that future deductibility is uncertain.  In accordance with SFAS No. 109, the Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized.  In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance.  SFAS No. 109 further states that forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses and/or significant decreases in operations.  As a result of the Company’s recent disposal of significant business operations, the Company concluded that a valuation allowance should be recorded against certain federal and state tax credits.  The utilization of these credits requires sufficient taxable income after consideration of net operating loss utilization.

Loss on Sublease Contracts

The Company’s policy for recording a loss on sublease contracts is to evaluate the costs expected to be incurred under an operating sublease in relation to the anticipated revenue in accordance with FTB 79-15, Section L-10; if such costs exceed anticipated revenue on the operating sublease, the Company recognizes a loss equal to the present value of the shortfall over the term of the sublease.

LIQUIDITY AND CAPITAL RESOURCES

The accompanying consolidated financial statements of the Company have been prepared assuming that the Company will continue in its present form. The Company incurred significant losses and had negative cash flow from operations for the year ended January 2, 2008, and had a working capital deficit of approximately $1,571,800 at that date.  The cash balance at January 2, 2008 is $1,030,600. The cash outflows thru March 2009 are estimated to total approximately $1,640,800, which will generate a negative cash balance of $610,200 in the next twelve months.  The projections assume that EACO will not make any additional payments on the loan to Bisco through March 2009.

Management has taken actions to address these matters, including those described below; however, there can be no assurance that improvement in operating results will occur or that the Company will successfully implement its plans. In the event cash flow from operations is not sufficient, it is possible that the Company may require additional sources of financing in order to maintain its current operations. These additional sources of financing may include public or private offerings of equity or debt securities. Whereas management believes it will have access to these financing sources, no assurance can be given that such additional sources of financing will be available on acceptable terms, on a timely basis or at all.

In January 2008, the Company received a bridge loan from Bisco in the amount of approximately $1,825,000, of which $400,000 was repaid in the same month.  Bisco’s sole shareholder and President is Glen F. Ceiley, the Company’s Chief Executive Officer and Chairman of the Board. The note agreement does not provide for regularly scheduled payments; however, any remaining outstanding principal balance plus accrued interest is due six months from the date of the note.  The loan can be extended by the Company beyond six months through March 2009.

The Company has the ability to finance the Brooksville Property, which was purchased in December 2007 with cash proceeds from the refinancing of the Sylmar Property.  The Company has the ability to finance approximately 60% of the fair market value of the Brooksville Property, which would provide additional capital of approxiamtely $1,200,000 if needed to sustain the Company's operations through March 2009.

The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue in its present form.

Historically, substantially all of the Company's revenues were derived from cash sales.  Inventories were purchased on credit and were converted rapidly to cash.  Therefore, the Company has not carried significant receivables or inventories and, other than the repayment of debt, working capital requirements for continuing operations have not been significant.  In 2007, due to the increase in worker’s compensation liability, reassignment  of two leased properties to the Company and loss on the Company’s lawsuit with a broker, working capital requirements have been significant.

On June 30, 2005, the Company completed the sale of all of its operating restaurants (the “Asset Sale”).  The total purchase price was approximately $29,950,000, consisting of $25,950,000 in cash and a promissory note for $4,000,000.  The note required monthly interest payments at a rate of 8.0% through June 30, 2007, when the first principal payment of $1.5 million was due.  The Company received $187,000 of the $1.5 million dollar payment early on March 9, 2006 lowering the amount due on June 30, 2007 to $1,813,000.  See Note 5 to the financial statements for further discussion.  The Company paid off approximately $12,413,000 in loans due to GE Capital with the proceeds from the Asset Sale in 2005.  In addition to the cash proceeds, Banner assumed $4,509,000 in capital lease obligations.  Due to the Banner bankruptcy, the Company has reassumed two capital lease obligations totaling $2,878,600 as of January 2, 2008.

The Company purchased the Sylmar Property in November 2005 for $8.3 million.  The transaction was structured as a like-kind exchange (“LKE”) transaction under Section 1031 of the Internal Revenue Code, which resulted in the deferral of an estimated $1 million in income taxes payable from the Asset Sale.  The Company assumed a loan on the property for $1.8 million with a variable interest rate equal to prime.  This loan was repaid in full in 2007 when the Company refinanced the Sylmar Property.  The property includes two industrial tenants with rental income of approximately $680,000 per year.

In December 2007, the Company exercised the purchase option under the lease agreement with CNL American Property, the landlord, for the purchase of the Brooksville Property.  The purchase price was approximately $2,027,000 and was paid in cash.

On December 20, 2007, a final judgment was entered in the lawsuit with a broker claiming commission on the Asset Sale for a total amount of $2,317,700.  On January 22, 2008, the Company entered into a settlement agreement with the broker and paid the broker the judgment amount.

As of January 2, 2008, the Company had total cash and cash equivalents of $2,217,100.  Of this total, $1,894,800 was invested in brokerage money market accounts.  However, $786,500 of the brokerage accounts’ cash resulted from the sale of securities sold, not yet purchased (“short sales”), which is included as a liability on the Company’s balance sheet at January 2, 2008.  Accordingly, the Company will require this cash to cover the short sales liability, and therefore the $786,500 is not available for use in the Company’s operations.  The balance of the cash in the brokerage accounts is available for use by the Company.  In addition, the Company had restricted cash of $400,000 in escrow set aside for the payment of broker commissions which were subject to litigation, and that litigation was concluded in December 2007.  In January 2008, these funds were released to the Company.

At January 2, 2008, the Company had a working capital deficit of $1,571,800 compared to a working capital surplus of $710,000 at December 27, 2006. The decrease was due to cash outlays for workers’ compensation claims and other operating expenses, including legal costs associated with the Banner bankruptcy and litigation related to the broker trial, and costs associated with the return of two properties resulting from the Banner bankruptcy.

In June 2004, the Company sold 145,833 shares of its common stock (the “Common Stock”) directly to Bisco Industries, Inc. Profit Sharing and Savings Plan for a total purchase price of $175,000 in cash.  In September 2004, the Company sold 36,000 shares of the Company’s newly authorized Series A Cumulative Convertible Preferred Stock (the “Preferred Stock”) to Glen F. Ceiley, the Company’s Chairman, at a price of $25 per share, for a total purchase price of $900,000 cash.  Dividends are paid quarterly when declared by the Company’s Board of Directors.  The Company paid dividends totaling $95,600 during 2007.  There were no undeclared dividends as of January 2, 2008.

The Company is required to pledge collateral for its workers’ compensation self insurance liability with the Florida Self Insurers Guaranty Association (“FSIGA”).  The Company increased this collateral by $2,769,500 during the fourth quarter of 2007, and now has a total of $4,139,500 pledged collateral.  Bisco provides $1 million of this collateral.  The Company’s Chairman of the Board and Chief Executive Officer, Glen F. Ceiley, is the President and sole shareholder of Bisco.  The Company may be required to increase this collateral pledge from time to time in the future, based on its workers’ compensation claim experience and various FSIGA requirements for self-insured companies.  Despite the sale of the Company’s restaurants, the workers’ compensation will remain an ongoing liability for the Company until all claims are paid, which will likely take many years.

Cash used in operating activities was $1,570,800 in 2007 compared to $4,055,000 in 2006, and the decrease of $2,484,200 is primarily due to payments on the Company’s self insured worker’s compensation program, costs associated with the reassignment of two leased properties to the Company and legal fees related to the Banner bankruptcy and broker trial. Cash used by operating activities was $4,055,000 in 2006 compared to cash used of $2,107,800 in 2005, primarily due to payments on the Company’s self insured worker’s compensation program.

The Company spent $0 in 2007, $0 in 2006 and $2,991,500 in 2005 for property, restaurant remodeling and equipment.  The Company purchased the Brooksville and Sylmar properties in 2007 and 2005 for $2,027,300 and $8,300,000, respectively.  There were no properties acquired in 2006.

The Company entered into a loan agreement with GE Capital for one restaurant property still owned by the Company.  As of January 2, 2008, the outstanding balance due under the Company’s loan with GE Capital was $808,200.  The Company also assumed a loan in the amount of $1,800,000 with Citizen’s Bank of California in connection with the Sylmar Property purchase in November 2005.  On November 9, 2007, the Company completed the refinance of the Sylmar Property in exchange for a note in the amount of $5,875,000 from Community Bank.  Of this amount $1,752,000 was used to payoff the previous loan from Citizen’s Bank, $4,088,900 was received in cash, and $34,100 represented fees paid for refinancing.  The loan agreement requires the Company to comply with certain financial covenants and ratios to be measured annually beginning with the 12-month period ending December 31, 2007.

As of January 2, 2008, the outstanding balance due on the loan to Community Bank, collateralized by the Sylmar property, was $5,838,400.  The weighted average interest rate for the Company’s loans is 6.37%.

A further contingency of the Company continues to be the litigation with a broker claiming commissions totaling approximately $750,000.  While the Company continues to defend its position and management continues to believe in a favorable outcome, the Company has available borrowing capacity on one of its Florida properties, if required, to cover any capital requirements associated with this case or those of any other normal operating expenditures.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial position, revenues, results of operations, liquidity or capital expenditures, except for the land leases on the restaurant properties treated as operating leases which are displayed below in Contractual Financial Obligations.

Contractual Financial Obligations

In addition to using cash flow from operations, the Company finances its operations through the issuance of debt and by entering into leases.  These financial obligations are recorded in accordance with accounting rules applicable to the underlying transactions, with the result that some are recorded as liabilities in the Balance Sheet while others are required to be disclosed in the Notes to the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following schedule summarizes contractual obligations and other contractual commitments as of January 2, 2008:

		Payments due by Period
Contractual Obligations	Total	2008	2009-2010	2011-2012	Thereafter

Long-term debt	$6,646,600	$173,500	$388,300	$446,000	$5,638,800
Capital leases (1)	2,878,600	700	28,600	84,500	2,764,800
Operating leases	4,588,800	300,500	601,000	601,000	3,086,300
Total contractual cash obligations	$14,114,000	$474,700	$1,017,800	$1,131,500	$11,449,700

(1) Includes interest expense payable under capital leases.

Recent Developments

During the first quarter of 2008, the Company leased the Brooksville Property to a new tenant with the lease term commencing on January 9, 2008 for a period of sixty months, with monthly rent income of $16,600 and a 3% escalation clause every two years.

Impact of Inflation

Since the Asset Sale, inflation has not had a significant effect on the Company’s operations.

Recently Adopted Accounting Pronouncement

In May 2007, the FASB issued Staff Position FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48” (“FSP FIN 48-1”), which amends FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48,” together with FSP FIN 48-1 referred as “FIN 48, as amended”). As of January 1, 2007, we adopted the provisions of FIN 48, as amended, which clarify the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48, as amended, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position an entity takes or expects to take in a tax return. To recognize a tax position, the tax position must be more-likely-than-not sustainable upon examination by the relevant taxing authority, and the relevant measurement of the position must be the largest amount of benefit that we would more than 50% likely realize upon settlement. We would recognize the benefit of a position in the interim reporting period during which it meets the threshold, unless we effectively settle it earlier through examination, negotiation, or litigation or the applicable statute of limitations period expires.

The Company did not recognize any additional liability for unrecognized tax benefit as a result of the implementation.  As of January 2, 2008, the Company did not increase or decrease liability for unrecognized tax benefit related to tax positions in prior period nor did the company increase its liability for any tax positions in the current year.  Furthermore, there were no adjustments to the liability or lapse of statute of limitation or settlements with taxing authorities.

The Company expects resolution of unrecognized tax benefits, if created, would occur while the full valuation allowance of deferred tax assets is maintained, therefore, the Company does not expect to have any unrecognized tax benefits that, if recognized, that would affect the effective tax rate.

The Company will recognize interest and penalty related to unrecognized tax benefits and penalties as income tax expense.  As of January 2, 2008, the Company has not recognized liabilities for penalty and interest as the Company does not have liability for unrecognized tax benefits.

The Company is subject to taxation in the US and various states.  The company’s tax years for 2004, 2005, and 2006 are subject to examination by the taxing authorities.  With few exceptions, the Company is no longer subject to U.S. federal, state, local or foreign examinations by taxing authorities for years before 2004.

Accounting Pronouncements Not Yet Adopted

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after December 15, 2007. The Company plans to adopt SFAS No. 157 beginning in the first quarter of fiscal 2008. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on its financial statements.

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

Forward-Looking Information

This Annual Report may contain forward-looking statements.  Forward-looking statements broadly involve our current expectations or forecasts of future results.  Such statements can be identified by the use of terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “possible,” “project,” “should,” “will” and similar words or expressions. Forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially. Among those risks are the following: failure of facts to conform to necessary management estimates and assumptions; the willingness of GE Capital, Community Bank or other lenders to extend financing commitments; repairs or similar expenditures required for existing properties due to weather or acts of God; the Company’s success in selling properties listed for sale; the economic conditions in the new markets into which the Company expands, if any; business conditions, such as inflation or a recession, and growth in the general economy; and other risks identified from time to time in the Company’s reports filed with the Securities and Exchange Commission (the “SEC”), registration statements and public announcements.  It is not possible to foresee or identify all factors that could cause actual results to differ materially from those anticipated.  As such, investors should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties, or potentially inaccurate assumptions.

No forward-looking statements can be guaranteed and actual results may vary materially.  The Company undertakes no obligation to update any statement it makes, but investors are advised to consult any further disclosures by the Company in its filings with the SEC, especially on Forms 10-K, 10-Q and 8-K, in which the Company discusses in more detail various important factors that could cause actual results to differ from expected or historical results.

EACO CORPORATION
Consolidated Statements of Operations

	For the Years Ended
	January 2,	December 27,	December 28,
	2008	2006	2005

Revenues:
Rental income	$1,214,800	$832,000	$216,400
Total revenues	1,214,800	832,000	216,400

Costs and expenses:
Loss on sublease contract	720,900	--	--
Asset impairment charge	--	--	31,000
Loss on disposition of equipment	226,100	25,500	--
Depreciation and amortization	608,600	490,800	248,000
Provision for loss on note receivable	69,200	3,415,800	--
Workers compensation expense for specific claim	--	2,926,200	--
General and administrative expenses	1,808,700	1,997,600	1,049,200
Total costs and expenses	3,433,500	8,855,900	1,328,200

Loss from operations	(2,218,700)	(8,023,900)	(1,111,800)
Investment (loss) income	(96,700)	20,100	(235,900)
Interest and other income	116,400	531,300	530,200
Interest expense	(483,900)	(459,500)	(139,300)

Loss from continuing operations before income taxes	(2,682,900)	(7,932,000)	(956,800)
Income tax benefit	--	1,277,100	360,400

Loss from continuing operations	(2,682,900)	(6,654,900)	(596,400)
Discontinued operations:
Income/(loss) on discontinued operations net of income tax	4,000	2,300	(85,100)
Gain/(loss) on sale of discontinued operations, net of income tax	(2,317,700)	(116,600)	10,035,200
Income (loss) from discontinued operations	(2,313,700)	(114,300)	9,950,100

Net income (loss)	(4,996,600)	(6,769,200)	9,353,700
Cumulative preferred stock dividend	(95,600)	(76,500)	(76,500)

Net income (loss) available (attributable) to common shareholders	$(5,092,200)	$(6,845,700)	$9,277,200

Basic income (loss) per share
Continuing operations	$(0.71)	$(1.72)	$(0.15)
Discontinued operations	(0.59)	(0.03)	2.55
Net income (loss)	$(1.30)	$(1.75)	$2.40

Basic weighted average common shares outstanding	3,906,800	3,906,800	3,889,900

Diluted income (loss) per share
Continuing operations	$(0.69)	$(1.70)	$(0.12)
Discontinued operations	(0.59)	(0.03)	2.03
Net income (loss)	$(1.28)	$(1.73)	$1.91

Diluted weighted average common shares outstanding	3,906,800	3,906,800	4,906,700

See accompanying notes to consolidated financial statements.

EACO CORPORATION
Consolidated Balance Sheets

	January 2 2008	December 27, 2006

ASSETS
Current assets:
Cash and cash equivalents	$1,030,600	$1,196,900
Restricted cash – short term	1,186,500	1,102,600
Receivables, net	6,500	436,300
Prepaid and other current assets	145,500	99,700
Total current assets	2,369,100	2,835,500

Restricted cash	--	400,000
Investments	290,700	784,000
Certificate of deposit, pledged	1,148,500	376,500
Note receivable, net	--	69,200
Property and equipment:
Land	5,682,800	4,800,000
Buildings and improvements	7,896,600	8,592,900
Equipment	2,398,900	2,707,400
	15,978,300	16,100,300
Accumulated depreciation	(2,672,700)	(4,541,100)
Net property and equipment	13,305,600	11,559,200

Other assets, principally deferred charges, net of accumulated amortization	884,400	486,400
Total assets	$17,998,300	$16,510,800

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$341,200	$486,700
Securities sold, not yet purchased	786,500	1,102,600
Accrued liabilities	2,425,600	116,600
Current portion of workers compensation liability	132,100	303,700
Current portion of long-term debt	173,500	95,700
Current portion of obligation under capital lease	700	20,300
Current portion of accrued loss on sublease contract	81,100	--
Total current liabilities	3,940,700	2,125,600

Deferred rent	120,000	271,100
Deposit liability	156,900	89,500
Workers compensation liability	3,669,900	3,835,600
Long-term debt	6,473,100	2,537,900
Accrued loss on sublease contract	639,800	--
Obligations under capital lease	2,877,900	2,438,900
Total liabilities	17,878,300	11,298,600

Shareholders' equity:
Preferred stock of $.01 par; authorized 10,000,000 shares; outstanding 36,000 shares at January 2, 2008 and December 27, 2006 (liquidation value $900,000)	400	400
Common stock of $.01 par; authorized 8,000,000 shares; outstanding 3,910,264 at January 2, 2008 and 3,906,799 at December 27, 2006	39,000	39,000
Additional paid-in capital	10,932,300	10,932,300
Accumulated deficit	(10,851,700)	(5,759,500)
Total shareholders’ equity	120,000	5,212,200

Total liabilities and shareholders’ equity	$17,998,300	$16,510,800

See accompanying notes to consolidated financial statements.

EACO CORPORATION
Consolidated Statements of Shareholders' Equity
For the Years Ended January 2, 2008, December 27, 2006 and December 28, 2005

						Retained	Accumulated
					Additional	Earnings	Other
	Preferred Stock		Common Stock		Paid-in	(Accumulated	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit)	Income (Loss)	Total

Balance, December 30, 2004	36,000	400	3,881,899	38,800	10,903,300	(8,190,700)	--	2,751,800
Exercise of stock options			24,900	200	29,000			29,200
Preferred stock dividends						(76,500)		(76,500)
Comprehensive income:
Net income						9,353,700		9,353,700
Other comprehensive Income:
Net unrealized holding loss arising during the period							(6,100)	(6,100)
Total comprehensive income	-	-	-	-	-	-	-	9,347,000

Balance, December 28, 2005	36,000	$400	3,906,799	$39,000	$10,932,300	$1,086,200	$(6,100)	$12,052,100

Preferred stock dividends						(76,500)		(76,500)
Comprehensive income:
Net loss						(6,769,200)		(6,769,200)
Other comprehensive Income:
Reclassification Of investments to Trading							6,100	6,100

Balance, December 27, 2006	36,000	$400	3,906,799	$39,000	$10,932,300	$(5,759,500)	$--	$5,212,200

Preferred stock Dividends						(95,600)		(95,600)
Comprehensive income:
Net loss						(4,996,600)		(4,996,600)
Balance, January 2, 2008	36,000	$400	3,906,799	$39,000	$10,932,300	$(10,851,700)	$--	$120,000

See accompanying notes to consolidated financial statements.

EACO CORPORATION
Consolidated Statements of Cash Flows

	January 2, 2008	December 27, 2006	December 28, 2005

Operating activities:
Net income (loss)	$(4,996,600)	$(6,769,200)	$9,353,700
Adjustments to reconcile net income (loss) to Net cash used in operating activities:
Depreciation and amortization	511,800	394,800	1,112,000
Loss on sub-lease contract	720,900	--	--
Asset impairment charge	--	--	31,000
Change in deferred tax asset valuation	--	--	(2,587,300)
(Gain) loss on sale of operating restaurants	2,317,700	--	(10,035,200)
(Gains) loss on investments	96,700	(20,100)	235,900
Amortization of other assets	96,800	96,000	63,300
Amortization of deferred gain	--	--	(40,300)
(Gain) loss on disposition of equipment	226,100	25,500	(4,700)
Loss on property held for sale	--	186,500	--
Note receivable discount	--	--	299,100
Write down of note receivable	69,200	3,415,800	--
Write off of discount on note receivable	--	(205,700)	--
Amortization of note receivable discount	--	(56,100)	(37,400)
(Increase) decrease in:
Receivables	429,800	(318,900)	(55,000)
Inventories	--	300	234,900
Prepaid expenses	(45,800)	(28,100)	374,300
Deferred tax asset	--	(12,900)	(1,766,700)
Other assets	(498,600)	(271,400)	(15,900)
Investments	453,500	(331,200)	--
Increase (decrease) in:
Accounts payable	(151,100)	456,400	(1,069,400)
Securities sold, not yet purchased	(375,400)	(2,178,600)	--
Accrued liabilities	(8,500)	(164,800)	(1,476,200)
Deferred revenue	--	--	66,000
Deferred rent	(147,400)	(100,900)	250,500
Deposit liability	67,400	60,300	6,000
Deferred tax liability	--	(1,198,400)	2,978,000
Workers compensation benefit liability	(337,300)	2,965,700	(24,400)
Net cash used in operating activities	(1,570,800)	(4,055,000)	(2,107,800)

Investing activities:
Principal receipts on note receivable	--	187,000	--
Restricted cash (Note 1)	316,100	2,109,600	(3,612,200)
Purchases of investments	--	--	(519,500)
Proceeds from sales of investments	--	--	8,300
Proceeds from securities sold not yet purchased	--	--	3,047,500
Expenses from sale of operating restaurants	--	(6,400)	(457,200)
Proceeds from sale of operating restaurants, net	--	--	25,950,000
Purchase of tenant improvements	(32,200)	(42,300)	--
Proceeds from sale of property held for sale	--	695,300	--
Proceeds from sale of property and equipment	--	328,000	1,606,000
Capital expenditures	--	--	(2,991,500)
Acquisition of investment properties	(2,027,300)	--	(8,300,000)
Net cash provided by (used in) investing activities	(1,743,400)	3,271,200	14,731,400

Financing activities:
Proceeds from sale-leaseback	--	--	2,600,000
Purchase of credit facility	(769,500)	--	--
Payment of sale-leaseback costs	--	--	(160,000)
Proceeds from issuance of long-term debt	5,875,000	--	1,800,000
Payments on long-term debt	(1,862,000)	(969,800)	(13,887,900)
Payments on capital lease obligations	--	(17,700)	(34,800)
Proceeds from exercise of stock options	--	--	29,200
Preferred stock dividend paid	(95,600)	(76,500)	(76,500)
Net cash provided by (used in) financing activities	3,147,900	(1,064,000)	(9,730,000)

Net increase (decrease) in cash and cash equivalents	(166,300)	(1,847,800)	2,893,600

Cash and cash equivalents - beginning of year	1,196,900	3,044,700	151,100
Cash and cash equivalents - end of year	$1,030,600	$1,196,900	$3,044,700

Noncash investing and financing activities:
Net change in unrealized gain	$--	$--	$6,100

Issuance of note receivable	$--	$--	$4,000,000

Building released from capital lease, net, due to acquisition	(913,000)	--	--
Building under capital lease that reverted back to the Company	1,332,800	--	--
Building acquired under capital lease	$--	$--	$1,475,000

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$482,600	$448,100	$1,093,200

See accompanying notes to consolidated financial statements.

EACO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

Organization

EACO Corporation (“EACO”) was organized under the laws of the State of Florida in September l985.

Principles of Consolidation

The consolidated financial statements include the accounts of EACO and Steak House Construction Corporation, EACO’s wholly-owned subsidiary until its dissolution in September 2007. All significant intercompany transactions and balances have been eliminated.  EACO and its former subsidiary are collectively referred to as the “Company.”

Fiscal Year

The fiscal year consists of a fifty-two or fifty-three week period ending on the Wednesday nearest to December 31. Fiscal years 2006 and 2005 each consisted of fifty-two weeks, while 2007 consisted of fifty-three weeks.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  These estimates include impairment evaluation of properties, loss on a sublease contract, workers’ compensation liability, the depreciable lives of assets and the valuation allowance against deferred tax assets.  Actual results could differ from those estimates.

Liquidity

The accompanying consolidated financial statements of the Company have been prepared assuming that the Company will continue in its present form. The Company incurred significant losses and had negative cash flow from operations for the year ended January 2, 2008, and had a working capital deficit of approximately $1,571,800 at that date.  The unrestricted cash balance at January 2, 2008 is $1,030,600.  The cash outflows through March 2009 are estimated to total approximately $1,640,800, which will generate a negative cash balance of $610,200 in the next twelve months.  The current projections assume that EACO will not make any additional payments on the loan to Bisco Industries, Inc. (“Bisco”) through March 2009.

Management has taken actions to address these matters, including those described below; however, there can be no assurance that improvement in operating results will occur or that the Company will successfully implement its plans. In the event cash flow from operations is not sufficient, it is possible that the Company may require additional sources of financing in order to maintain its current operations. These additional sources of financing may include public or private offerings of equity or debt securities. Whereas management believes it will have access to these financing sources, no assurance can be given that such additional sources of financing will be available on acceptable terms, on a timely basis or at all.

In January 2008, the Company received a bridge loan from Bisco of approximately $1,825,000 of which $400,000 was repaid in the same month.  The Company’s Chairman of the Board and Chief Executive Officer, Glen F. Ceiley, is the President and sole shareholder of Bisco.  The note agreement does not provide for regularly scheduled payments and payments are due at the sole discretion of the Company; however, any remaining outstanding principal balance including accrued interest is due six months from the date of the note.  The loan can be extended by the Company beyond six months through March 2009.

The Company has the ability to finance the Brooksville Property, which was acquired in December 2007 with cash proceeds from the refinancing of the Sylmar Property.  The Company has the ability to finance approximately 60% of the fair market value of the Brooksville Property, which would provide additional capital of approximately $1,200,000 if needed to sustain the Company’s operations through March 2009.

The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue in its present form.

Cash and Cash Equivalents

The Company has a cash management program that provides for the investment of excess cash balances in short-term investments.  These investments are stated at cost which approximates market value and consist of money market instruments and have maturities of three months or less, when purchased.

Restricted Cash

Restricted cash – short term totals $1,186,500 and consists of funds required to settle the Company’s obligation associated with securities sold, not yet purchased at January 2, 2008 in the amount of $786,500 and funds set aside as part of the Asset Sale (as defined herein) of the Company’s operating restaurants (see Note 2) of $400,000.  Due to the settlement of the broker litigation, the $400,000 of restricted cash was released to the Company in the first quarter of 2008.

EACO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Investments

Investments consist of trading securities and securities sold, not yet purchased.  Prior to and as of December 28, 2005, the Company classified its existing marketable equity securities as available for sale in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”  Subsequent to December 28, 2005, the Company changed its pattern of investing to purchasing investments for the purpose of trading them often with the objective of generating profits on short-term differences in price.  The change in the pattern indicated above triggered a change in the classification of the Company’s investments, from the “available-for-sale” category to “trading” effective December 29, 2005.  Pursuant to SFAS No. 115, the transfer of investments between categories of investments shall be accounted for at fair value at the date of the transfer and the unrealized holding gain or loss shall be recognized in earnings.  Consequently, the unrealized loss of $6,100 at fiscal year end 2005 was recognized in results of operations effective December 29, 2005.

These securities are carried at fair market value, with unrealized gains and losses reported in the statement of operations as a component of other income (expense).  Gains or losses on securities sold are based on the specific identification method. The results for the years ended January 2, 2008, December 27, 2006 and December 28, 2005 included realized gains (losses) from the sale of marketable securities of $157,600, $80,900 and $(100), respectively and unrealized gains of $225,300, $695,600 and $6,100, respectively.

A primary investment strategy used by the Company in 2007, 2006 and 2005 consisted of the short-selling of securities, which results in obligations to purchase securities at a later date.  As of January 2, 2008, the Company’s total obligation for these securities sold and not yet purchased was $786,500 compared to $1,102,600 at December 27, 2006.  The Company recognized net losses on securities sold not yet purchased of $59,337 in 2007, $650,500 in 2006 and $211,300 in 2005.  Restricted cash totaled $786,500 at January 2, 2008 to cover the Company’s obligation for its short sale exposure.

Certificate of Deposit

Certificates of deposit are stated at cost.  They are classified as a long-term asset because they are pledged as collateral (see Note 8) and will likely not be available for use by the Company within the next year.

Property and Equipment

Property and equipment are stated at cost. Maintenance, repairs and betterments which do not enhance the value of or increase the life of the assets are expensed as incurred. Depreciation is provided for financial reporting purposes principally on the straight-line method over the following estimated lives: buildings and improvements - 25 years, land improvements - 25 years and equipment – 3 to 8 years. Leasehold improvements are amortized over the life of the related lease, or the life of the asset, whichever is less.

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  For purposes of the impairment review, assets are reviewed on an asset-by-asset basis.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of each restaurant’s assets to future net cash flows expected to be generated by such restaurant’s assets.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  The Company recognized asset impairment charges of $0, $0 and $31,000 in 2007, 2006 and 2005, respectively.

Other Assets

Other assets consist of the following:

	January 2, 2008	December 27, 2006

Leasehold origination costs	$318,100	$309,700
Loan fees	172,100	71,900
Tenant improvements	210,700	210,700
Deferred commissions	232,500	59,400
Deferred rent	203,100	--
Other assets	10,000	--
	1,146,500	651,700
Less accumulated amortization	(262,100)	(165,300)
	$884,400	$486,400

Amortization expense was $96,800, $96,000 and $49,600 for 2007, 2006 and 2005, respectively.  The increase in 2006 was due to the amortization of the in-place below-market leases, in-place lease origination costs and in-place tenant improvements relating to the acquisition of the Sylmar property in the third quarter of 2005.

EACO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Revenue Recognition

The Company leases its properties to tenants under operating leases with terms of over one year.  Some of these leases contain scheduled rent increases. The Company records rent revenue for leases which contain scheduled rent increases on a straight-line basis over the term of the lease, in accordance with SFAS No. 13, “Accounting for Leases.”

Receivables are carried net of the allowances for uncollectible accounts.  An allowance is maintained for estimated losses resulting from the inability of tenants to meet their contractual obligations under their lease agreements.  We determine the adequacy of this allowance by continually evaluating individual tenant’s receivables considering the tenant’s financial condition and security deposits and current economic conditions.  No allowance for uncollectible accounts as of January 2, 2008 was determined to be necessary to reduce receivables to our estimate of the amount recoverable.

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

In accordance with SFAS No. 109, the Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized.  In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance.  SFAS No. 109 further states that forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as significant decreases in operations.  As a result of the Company’s recent disposal of significant business operations, the Company concluded that a valuation allowance should be recorded against certain federal and state tax credits.  The utilization of these credits requires sufficient taxable income after consideration of net operating loss utilization.

Earnings Per Share

Basic earnings per share for fiscal years 2007, 2006 and 2005 were computed based on the weighted average number of common shares outstanding.  Diluted earnings per share for those years have been computed based on the weighted average number of common shares outstanding, giving effect to all dilutive potential common shares that were outstanding during the respective year. Dilutive shares are represented by shares under option, stock warrants and convertible preferred stock. Due to the Company’s net losses in fiscal year 2007 and 2006, potentially dilutive securities are antidilutive and have been excluded from the computation of diluted earnings per share.

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

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” Pursuant to the disclosure requirements of SFAS No. 148, the following table provides an expanded reconciliation for the fiscal year ended December 28, 2005:

2005

Net income (loss) available (attributable) to common shareholders as reported	$9,277,200
Add: Stock based compensation expense included in net income, net of tax	--
Deduct: Total stock-based compensation expense determined under fair value, net of tax	--
Pro forma net income (loss)	$9,277,200

Income (loss) per share
Basic, as reported	$2.40
Basic, pro forma	$2.40
Diluted, as reported	$1.91
Diluted, pro forma	$1.91

EACO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payments.” SFAS No. 123(R) requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method and requires the use of an option pricing model for estimating fair value. Accordingly, share-based compensation is measured at grant date, based on the fair value of the award. The adoption of SFAS No. 123 (R) did not have a material effect on the Company’s financial statements.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after December 15, 2007. The Company plans to adopt SFAS No. 157 beginning in the first quarter of fiscal 2008. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on its financial statements.

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

On June 30, 2005 (the first day of the Company’s third quarter for 2005), the Company completed the sale of substantially all of its operating restaurants (the “Asset Sale”) to Banner Buffets, LLC (“Banner” or “the Buyer”).  The Asset Sale entailed the sale of sixteen restaurant businesses, premises, equipment and other assets used in restaurant operations pursuant to an asset purchase agreement dated February 22, 2005.  Prior to the Asset Sale, no material relationship existed between the Company and Banner.  The total purchase price was approximately $29,950,000, consisting of $25,950,000 in cash at closing and a promissory note for $4,000,000.  The note accrued interest at 8.0% payable monthly and was secured by restaurant equipment valued at less than $1 million. The Buyer also assumed obligations under capital leases of approximately $4.5 million.

The Asset Sale between the Company and Banner is summarized as follows:

Proceeds from sale	$29,950,000

Transaction expenses
Legal fees	294,400
Investment banker fees	21,200
Other divestment related costs	141,600
Total transaction expenses	457,200

Net proceeds	29,492,800
Net assets sold	(17,465,400)
Unamortized discount on note receivable	(299,100)

Gain on sale before income tax	11,728,300
Estimated income tax (*)	(1,693,100)

Gain on sale after income tax	$10,035,200

(*) Represents the effect of $4,280,400 in estimated taxes from the Asset Sale, net of the change in the Company’s deferred tax asset valuation allowance of $2,587,300, principally the utilization of net operating losses (“NOL’s”), in connection with the sale.  The change in the deferred tax asset valuation allowance was recognized in the second quarter of 2005.

EACO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Due to the Asset Sale, the Company has exited the restaurant business and the results of the sixteen restaurants sold have been segregated from continuing operations in the Consolidated Results of Operations and reported as discontinued operations for the year ended 2005.  The Company had restricted cash of $400,000 in escrow set aside for the payment of broker commissions which were subject to litigation, that litigation having been decided in December 2007 and settled in January 2008.  See Note 13 – Legal Matters.  The ultimate amount of gain recognized on the Asset Sale was reduced in fiscal 2007 by the amount of the judgment, which was approximately $2,317,000.

Operating results of the discontinued operations through the date of the Asset Sale are summarized below:

For the year ended December 28, 2005

Revenues	$19,161,800
Costs and expenses	(18,518,400)
Asset impairment charge	--
Interest and other income	123,700
Interest expense	(903,600)
Income (loss) before income taxes	(136,500)
Income tax benefit (expense)	51,400
Income (loss) from discontinued operations, net of income taxes	(85,100)

Gain on sale of discontinued operations:
Gain on sale before income taxes	11,728,300
Estimated income taxes:
Transaction taxes	(4,280,400)
Change in deferred tax valuation allowance(*)	2,587,300
Total income taxes on sale	(1,693,100)
Gain on sale, net of income taxes	10,035,200
Income (loss) from discontinued operations	$9,950,100

(*) Represents the change in the Company’s deferred tax asset valuation allowance of $2,587,300, resulting principally from the utilization of NOL’s, in connection with the sale.

The change in the deferred tax asset valuation allowance was recognized in the second quarter.

NOTE 3.  CLOSED RESTAURANT COSTS

In 2005, two restaurants leased by the Company to other operators were closed when the tenants vacated the premises.  In 2006, one of the vacated properties was sold.  In 2007, the lease on the second property expired.  Costs incurred to close restaurants and continuing costs incurred to maintain the closed restaurants in 2007, 2006 and 2005 were $0, $16,700 and $19,400, respectively.

NOTE 4.  ACQUISITION OF THE BROOKSVILLE PROPERTY

In December 2007, the Company exercised the purchase option under the lease agreement with CNL American Property, landlord, dated September 2006 for the Brooksville Property.  This restaurant was included in the sale to Banner, where the Company’s landlord did not consent to the assignment of the Company’s lease; accordingly, the Company maintained the assets and liabilities of the restaurant and Banner operated the restaurant under a management agreement. In September 2006, Banner filed for bankruptcy protection under Chapter 11.  The management agreement between the Company and Banner for the Brooksville Property expired on September 30, 2006. As of that date, Banner was continuing operations in that store.  In the fourth quarter of 2006, Banner vacated the property.

The Company accounted the acquisition of the Brooksville Property as a purchase in accordance with FAS No. 141, “Business Combinations.”  The following is a schedule allocating the $2,027,000 purchase price paid for the Brooksville Property based upon management’s estimates of fair market value at the time of the purchase based upon appraisals of similar properties received from independent third parties:

Asset	Purchase price
Land	810,900
Building	565,900
Building improvements	302,700
Restaurant equipment – major	265,100
Restaurant equipment – minor	38,200
Restaurant signs	36,500
Furniture and fixtures	8,100
2,027,300

EACO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

NOTE 5.  NOTE RECEIVABLE

The note receivable arose from the Asset Sale to Banner and had an outstanding balance of $3,813,000 being carried net of unamortized discount totaling $205,700 at September 15, 2006, prior to the Banner bankruptcy.  See Note 2.  Interest-only payments on the note were due until June 30, 2007, when principal payments were scheduled to begin.  The note was scheduled to mature on June 30, 2009, and was partially collateralized by restaurant equipment.

On September 15, 2006, Banner filed for bankruptcy protection under Chapter 11.  Banner failed to make required interest payments on the note beginning with the payment due on August 1, 2006.

In bankruptcy, Banner negotiated to sell nine of the sixteen restaurants to a third party.  Eaco received $200,000 in repayment of the note from the sale of such equipment on those nine locations.

The Company has taken possession of the equipment at all of the remaining stores.  The Company sold the equipment in two of the stores for a total of $128,000.  The equipment in a third store was sold for $23,000; however, the amounts resulting from that sale were never turned over to the Company by the third party in charge of the sale. The Company maintains its rights to equipment located in a fourth store assigned to Banner, which was vacated by Banner and the resulting lease abandoned.  The landlord of that property is claiming rights to the equipment and the case has been returned to the bankruptcy court to decide the matter.  Equipment in three of the stores remains in those stores, as those leases have reverted back to Eaco.

Based upon the foregoing, Eaco has recorded a provision for losses to reduce the carrying amount of the note to $0.  The provision is reflected in the statement of operations as an operating expense in 2007 and 2006 of $69,200 and $3,415,800, respectively.  In addition, the Company wrote off the unamortized discount of $205,700 at the end of the third fiscal quarter in 2006.

NOTE 6.  FRANCHISE AGREEMENT

The Company operated its Ryan’s restaurants under a franchise agreement between the Company and Ryan’s Family Steak Houses, Inc. (the “Franchisor”) dated September 16, 1987, which amended and consolidated all previous franchise agreements (as amended, the “Franchise Agreement”). In December 2003, the Company entered into an amendment (the “Amendment”) to the Franchise Agreement to terminate the Franchise Agreement by June 2005.  The Amendment required the Company to convert a specific number of its Ryan’s restaurants each quarter to a new name and logo, beginning the first quarter of 2004, and required all of the Ryan’s restaurants to be converted by June 2005.  As soon as each Ryan’s restaurant was converted, franchise fees were no longer payable to the Franchisor for that converted restaurant.

The Amendment required the Company to pay a monthly franchise fee of 4.0% of the gross receipts of each restaurant operating under the name of Ryan's. Total franchise fee expenses were $291,700 for fiscal year 2005.

NOTE 7.  ACCRUED LIABILITIES

Accrued liabilities are summarized as follows:

	January 2, 2008	December 27, 2006

Property taxes	$15,700	$--
Accrued settlement with broker	2,317,700	--
Legal and accounting	52,600	48,500
Unearned rental revenue	36,300	19,800
Unearned CAM charges	--	20,800
Other	3,300	27,500
	$2,425,600	$116,600

EACO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

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

The State of Florida Division of Workers' Compensation (“the Division”) requires self-insured companies to pledge collateral in favor of the Division in an amount sufficient to cover the Company's projected outstanding liability. In compliance with this requirement, in July 2004 the Company provided the Division with a $1 million letter of credit from a bank with an expiration date of June 1, 2008. Based upon the bank’s evaluation of the Company’s credit and to avoid collateralization requirements, the letter of credit is guaranteed on behalf of the Company by Bisco. The Company’s Chairman of the Board and Chief Executive Officer, Glen F. Ceiley, is the President and sole shareholder of Bisco.  In addition, the Company pledged letters of credit totaling $3,139,000 to the Division, to meet the Division’s collateral requirement of $4,139,000.  Those letters are secured by the certificates of deposit totaling $1,141,500 with the remainder being secured by the Company’s Sylmar Property.

After the Asset Sale, the Company terminated its self-insurance program, and no further claims were incurred after June 29, 2005.  During 2007, the Company reached a $430,000 cash settlement pursuant to an agreement with its reinsurance carrier, which is in receivership, for its largest worker’s compensation claim.  This amount was recorded as a receivable at December 27, 2006.  As a result of that settlement, the remaining discounted estimated payments related to that claim increased to approximately $2,926,200. As such, the Company recorded an expense of $2,926,200 in the fourth quarter of 2006 related to this claim.

Note 9.  LONG-TERM DEBT

Long-term debt is summarized as follows:

	January 2, 2008	December 27, 2006

Collateralized note payable to GE Capital Franchise Finance Corporation, monthly principal and interest payments totaling $10,400, interest at thirty-day LIBOR rate +3.75% (minimum interest rates of 7.34%); due December 2016	$808,200	$867,700
Collateralized note payable to Citizen’s Bank, monthly principal and interest payment totaling $14,900, interest at prime with a minimum rate of 6.75% and a maximum rate of 10.25%; repaid December 2007	--	1,765,900
Collateralized note payable to Community Bank, monthly principal and interest payment totaling $39,700, interest at 6.00%, due December 2017	5,838,400	--
	6,646,600	2,633,600
Less current portion	(173,500)	(95,700)
	$6,473,100	$2,537,900

Total maturities of long-term debt are as follows:

2008	$173,500
2009	187,300
2010	201,000
2011	215,600
2012	230,400
Thereafter	5,638,800
$6,646,600

The GE Capital loan is secured by mortgages on one of the Company’s restaurant properties. The Community Bank loan is secured by the Company’s Sylmar Property. During 2007, the Sylmar Property was refinanced and a portion of the proceeds was used to repay the mortgage to Citizen’s Bank. As of January 2, 2008, the outstanding balance due under the Company’s loan with GE Capital was $808,200. The interest rate for the GE Capital loans is 9.07% at January 2, 2008. There are no financial covenant requirements on the remaining GE Capital loan agreements. As of January 2, 2008, the outstanding balance due under the Company’s loan with Community Bank was $5,838,400.  The interest rate for the Community Bank loan is 6.00%.

The loan from Community bank requires the Company to comply with certain financial covenants and ratios to be measured annually beginning with the 12-month period ending December 31, 2007, as defined in the loan agreement.  The Company was in compliance with such financial covenants as of January 2, 2008.

EACO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

NOTE 10.  INCOME TAXES

The following summarizes the Company’s provision for income taxes:

	2007	2006	2005
Current:
Federal	$--	$(65,800)	$70,040
State	1,600	--	--
	1,600	(65,800)	70,040

Deferred:
Federal	--	(1,142,800)	1,142,800
State	--	(68,500)	68,500
	$1,600	$(1,277,100)	$1,211,300

Income taxes for the years ended January 2, 2008, December 27, 2006 and December 28, 2005 differ from the amounts computed by applying the federal statutory corporate rate of 34% to earnings before income taxes.

The differences are reconciled as follows:

	2007	2006	2005

Income tax expense (benefit) at statutory rate	$(1,698,800)	$(2,735,900)	$3,180,300
Increase (decrease) in taxes due to:
State tax net of federal benefit	(183,400)	(295,300)	618,300
Change in deferred tax asset valuation allowance	1,904,200	1,828,300	(2,587,300)
Other, net	(20,400)	(74,300)	--
Adjusted book to tax accrual	--	--	--
Income tax expense	$1,600	$(1,277,100)	$1,211,300

The components of deferred taxes at January 2, 2008 and December 27, 2006 are summarized below:

	January 2, 2008	December 27, 2006

Deferred tax assets:
Net operating loss	$2,410,900	$1,138,400
Capital losses	409,800	--
Federal and state tax credits	694,300	694,200
Accrued settlement	873,100	--
Accruals not currently deductible	308,600	1,024,700
Accrued workers compensation	1,432,200	1,444,800
Excess book over tax depreciation	162,400	--
	6,291,300	4,302,100

Valuation allowance	(4,426,700)	(2,522,500)

Total deferred tax assets	1,864,600	1,779,600

Deferred tax liabilities:
Unrealized gain on investment	1,779,600	1,779,600
Other	85,000	--
Total deferred tax liabilities	1,864,600	1,779,600

Net deferred tax liability	$--	$--

At January 2, 2008, the Company's federal and state tax credit was comprised of $61,900 in general business credits which will begin to expire 2013 and alternative minimum tax credits of $632,400 which have no expiration date. Additionally, at January 2, 2008, the Company has Federal net operating loss carryforward of $6,237,200, which will begin to 2018 and state net operating loss carryforward of $7,908,700, which will begin to expire 2012.

EACO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

In accordance with Sections 382 and 383 of the Internal Revenue Code, the utilization of net operating losses (“NOL”) and other tax attributes may be subject to substantial limitations if certain ownership changes occur during a three-year testing period (as defined). As of January 2, 2008 management has not determined if ownership changes have occurred which would limit the Company’s utilization of its NOL or credit carryovers.

In accordance with SFAS No. 109, the Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized.  In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance.  SFAS No. 109 further states that forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as significant decreases in operations.  As a result of the Company’s recent disposal of significant business operations, the Company concluded that a valuation allowance should be recorded against its deferred tax assets.

Accounting for Uncertainty In Income Taxes. In May 2007, the FASB issued Staff Position FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48” (“FSP FIN 48-1”), which amends FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48,” together with FSP FIN 48-1 referred as “FIN 48, as amended”). As of January 1, 2007, we adopted the provisions of FIN 48, as amended, which clarify the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48, as amended, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position an entity takes or expects to take in a tax return. To recognize a tax position, the tax position must be more-likely-than-not sustainable upon examination by the relevant taxing authority, and the relevant measurement of the position must be the largest amount of benefit that we would more than 50% likely realize upon settlement. We would recognize the benefit of a position in the interim reporting period during which it meets the threshold, unless we effectively settle it earlier through examination, negotiation, or litigation or the applicable statute of limitations period expires.

The Company did not recognize any additional liability for unrecognized tax benefit as a result of the implementation.  As of January 2, 2008, the Company did not increase or decrease liability for unrecognized tax benefit related to tax positions in prior period nor did the company increase its liability for any tax positions in the current year.  Furthermore, there were no adjustments to the liability or lapse of statute of limitation or settlements with taxing authorities.

The Company expects resolution of unrecognized tax benefits, if created, would occur while the full valuation allowance of deferred tax assets is maintained, therefore, the Company does not expect to have any unrecognized tax benefits that, if recognized, that would affect the effective tax rate.

The Company will recognize interest and penalty related to unrecognized tax benefits and penalties as income tax expense.  As of January 2, 2008, the Company has not recognized liabilities for penalty and interest as the Company does not have liability for unrecognized tax benefits.

The Company is subject to taxation in the US and various states.  The company’s tax years for 2004, 2005, and 2006 are subject to examination by the taxing authorities.  With few exceptions, the Company is no longer subject to U.S. federal, state, local or foreign examinations by taxing authorities for years before 2004.

NOTE 11.  COMMON SHAREHOLDERS’ EQUITY

Earnings per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for net loss and net loss attributable to common shareholders:

	2007	2006	2005

EPS from continuing operations – basic:
Loss from continuing operations	$(2,682,900)	$(6,654,900)	$(596,400)
Less: preferred stock dividends	(95,600)	(76,500)	(76,500)
Loss from continuing operations for basic EPS computation	$(2,778,500)	$(6,731,400)	$(672,900)

Weighted average shares outstanding for basic EPS computation	3,906,800	3,906,800	3,889,900

Loss per common share from continuing operations – basic	$(0.71)	$(1.72)	$(0.17)

EPS from continuing operations – diluted:
Loss from continuing operations	$(2,682,900)	$(6,654,900)	$(596,400)
Less: preferred stock dividends, if applicable	n/a	n/a	n/a
Loss from continuing operations for diluted EPS computation(1)	$(2,682,900)	$(6,654,900)	$(596,400)

Weighted average shares outstanding	3,906,800	3,906,800	3,889,900
Dilutive effect of stock options and restricted stock units	--	--	16,800
Dilutive effect of assumed conversion of preferred stock, if applicable	--	--	1,000,000
Weighted average shares outstanding for diluted EPS computation (2)	3,906,800	3,906,700	4,906,700

Earnings (loss) per common share from continuing operations – diluted	$(0.69)	$(1.70)	$(0.12)

For the years ended January 2, 2008 and December 27, 2006, no potential common shares from outstanding stock options have been included in the computation of diluted earnings per share due to their antidilutive effect.

EACO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Stock Options

In 1995, the Company's shareholders approved an employee long-term incentive plan pursuant to which 200,000 shares of the Company’s common stock (the “Common Stock”) were authorized to be granted in the form of stock options or restricted stock. In 2002, the Company’s shareholders approved a new employee long-term incentive plan pursuant to which an additional 200,000 shares of Common Stock are authorized to be granted in the form of stock options or restricted stock.  All options granted under these plans expire no later than ten years after the date of grant or in most cases three months after termination of employment.

Through December 31, 2005, the Company applied the intrinsic value method of APB 25 to account for its employee stock plans.  The Company adopted the disclosure requirements of SFAS No. 148, effective for the fiscal year beginning January 1, 2003, which requires presentation of pro forma net income and earnings per share information.  Beginning January 1, 2006, the Company applied FAS No. 123(R).  See Stock-Based Compensation in Note 1 – Significant Accounting Policies.

The Company periodically compensates its directors for their service to the Company by issuance of stock options at an exercise price below the current market price.  In 2005, 2006 and 2007, there were no shares issued to directors.

The following table summarizes the changes in the total number of stock option shares outstanding during the three years ended January 2, 2008.

	2007		2006		2005
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding at beginning of year	25,000	$2.00	32,500	$2.08	106,800	$2.09
Options granted	--	--	--	--	--	--
Options exercised	--	--	--	--	(24,900)	1.18
Options forfeited	--	--	(7,500)	2.33	(49,400)	2.55

Options outstanding at end of year	25,000	2.00	25,000	2.00	32,500	2.08

Options exercisable at end of year	25,000	2.00	25,000	2.00	32,500	2.08

Weighted average fair value of options granted during the year	$--		$--		$--

Common shares reserved for future grants at end of year	200,000		200,000		200,000

The following table summarizes information about fixed stock options outstanding at January 2, 2008:

Year Granted	Exercise Price	Options Outstanding	Options Exercisable	Weighted Average Remaining life (in years)
1999	2.00	25,000	25,000	1.8
		25,000	25,000

During the two fiscal years ended January 2, 2008, the Company awarded no stock options, nor were there any unvested option awards as of January 1, 2006, and thus, the Company recorded no compensation expense related to stock options after the adoption of SFAS No. 123(R).  In addition, there were no option awards modified, repurchased or cancelled after December 28, 2005.  During the fiscal year ended January 2, 2008, no stock options were exercised, and therefore, no cash was received from stock option exercises.

Preferred Stock

The Company's Board of Directors is authorized to set the various rights and preferences for the Company's preferred stock, including voting, conversion, dividend and liquidation rights and preferences, at the time shares of preferred stock are issued. In September 2004, the Company sold 36,000 shares of the Company’s newly authorized Series A Cumulative Convertible Preferred Stock (the “Preferred Stock”) to Glen F. Ceiley, the Company’s Chairman, with an 8.5% dividend rate at a price of $25 per share for a total purchase price of $900,000 cash.  Holders of the Preferred Stock have the right at any time to convert the liquidity preference of $25 for each share of Preferred Stock into shares of the Company’s Common Stock at the conversion price of $0.90 per share.  In the event of a liquidation or dissolution of the Company, holders of Series A Preferred Stock are entitled to be paid out of the assets of the Company available for distribution to shareholders $25 per share plus all accrued dividends before any payments are made to the holders of Common Stock.

Common Stock

In June 2004, the Company sold 145,833 shares of its Common Stock directly to Bisco Industries, Inc. Profit Sharing and Savings Plan for a total purchase price of $175,000 cash.

In April 2002, the Company completed a private placement with Bisco for 435,000 shares at $0.92 per share, which was based on the average closing price of the Common Stock on the ten trading days prior to the sale.  The Company used the $387,400 proceeds, net of issuance costs, from this sale to fund remodels of several restaurants in 2002.

EACO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

NOTE 12.  PROFIT SHARING AND RETIREMENT PLAN

Due to the sale of the Company’s operating assets and the elimination of all of its personnel, the Company terminated the profit sharing and 401(k) plans in 2006.

NOTE 13.  COMMITMENTS AND CONTINGENCIES

Lease Obligations

The Company leases two restaurant properties, the Fowler Property and the Deland Property under non-cancelable lease agreements; the land portions are classified as operating leases, and the buildings as capital leases.

In September 1996, the Company entered into a twenty-year lease agreement with two five-year renewal options for the Brooksville Property. The lease agreement contained a purchase option, which the Company exercised in December 2007. The net book value of the assets covered by the lease at the time of purchase was $913,700. See Note 4.

In July 2002, the Company entered into a twenty-year lease agreement with two five-year renewal options for the Fowler Property. The lease was assigned to Banner on June 29, 2005 with the Asset Sale; however, in December 2007, Banner vacated the property and the obligation under the lease reverted back to the Company. The lease was evaluated and the building and equipment portion of the lease was classified as a capital lease and the land portion classified as an operating lease. The building and equipment covered by the lease were recorded as assets in the aggregate amount of $1,332,800 at January 2, 2008. The interest portion of lease payments was computed at an annual rate of 10.74%.

In December 2004, the Company entered into a twenty-year lease agreement with two five-year renewal options for the Deland Property.  The lease was assigned to Banner on June 29, 2005 with the Asset Sale, had a purchase option and was guaranteed by the Company in the event Banner defaulted on the lease.  In September 2006, the lease was rejected by Banner in the bankruptcy court and the obligation under the lease reverted back to the Company. The lease was evaluated and the building and equipment portion of the lease was classified as a capital lease and the land portion classified as an operating lease. The building and equipment covered by the lease were recorded as assets in the aggregate amount of $1,545,800 at January 2, 2008. Interest is computed at an annual rate of 13.15%. The purchase option expired unused in December 2007.

Amortization expense on capitalized leases totaled $123,500, $175,800, and $53,100 for the fiscal years ended January 2, 2008, December 27, 2006 and December 28, 2005, respectively, and is included in depreciation expense.

Future minimum lease obligations under non-cancelable capital leases and operating leases consist of the following as of January 2, 2008:

	Capital Leases	Operating Leases

2008	$346,600	$300,500
2009	355,200	300,500
2010	363,900	300,500
2011	369,900	300,500
2012	394,300	300,500
Future years	5,196,800	3,086,300

Total minimum lease payments	7,026,700	$4,588,800

Amount representing interest	(4,148,100)
Present value of net minimum payments	2,878,600
Current portion	(700)
Long-term capital lease obligations	$2,877,900

Rental expense for operating leases for the years ended January 2, 2008, December 27, 2006 and December 28, 2005 was $258,900, $236,900 and $437,200, respectively.

The Sylmar property is leased to two tenants under operating leases.  The Company also subleases two of its restaurant locations to third parties.  The following table shows the future minimum rentals receivable under non-cancelable operating leases in effect at January 2, 2008:

	Income-Producing Real Estate	Restaurants	Total

2008	$707,600	$397,200	$1,104,800
2009	622,800	401,800	1,024,600
2010	498,700	411,100	909,800
2011	513,700	415,900	929,600
2012	529,100	425,500	954,600
Future years	2,127,700	1,101,000	3,228,700
	$4,999,600	$3,152,500	$8,152,100

Rental income from leases was $1,214,800, $832,000 and $216,400 for 2007, 2006 and 2005, respectively.

EACO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

The cost of property being leased and properties held for leasing are as follows at January 2, 2008:

Land	$5,682,800
Buildings & improvements	5,484,200
Equipment	861,400
Total	12,028,400
Accumulated depreciation	(1,460,100)
Net book value	$10,568,300

Legal Matters

In connection with the Asset Sale, a broker demanded a commission payment of $3.5 million.  The Company filed suit against the broker in an effort to expedite a resolution of the claim.  The Company agreed to place $400,000 in escrow in connection with the lawsuit.  In December 2007, a final judgment was made by the courts in favor of the broker for $2,317,000, which appears in discontinued operations on the Company’s income statement.  As a result of the judgment and subsequent settlement agreement between the Company and the broker, the $400,000 in escrow was returned to the Company in January 2008.  This amount is shown as a current asset at January 2, 2008.  Currently, the Company is waiting on a ruling relating to the amount of taxable costs of the broker arising out of the lawsuit. The Company is unable to determine the amount of those costs at this time.

In addition, in August 2005, the Company was sued by another broker who claims that a commission of $749,000 is payable to him as a result of the Asset Sale.  The Company plans to vigorously defend this claim.  Due to the fact that management cannot determine the probability of a loss or estimate the amount of possible payments awarded under this legal proceeding, no charge to earnings has been made in the 2007 financial statements with regards to this case.  On January 22, 2008, the Company and the broker, among others, entered into a written settlement agreement whereby the Company, without admitting liability, agreed to pay the broker the amount of $2,317,000 in satisfaction of the final judgment.

NOTE 14.  QUARTERLY CONSOLIDATED FINANCIAL DATA (Unaudited)

Following is a summary of the quarterly results of operations for the years ended January 2, 2008 and December 27, 2006:

	Fiscal Quarter
$ In thousands, except per share amounts:	First	Second	Third	Fourth	Total

2007:
Rental income	234	194	263	524	1,215
Loss from continuing operations, before income taxes	(627)	(998)	(289)	(769)	(2,683)
Income (loss) from discontinued operations	--	--	--	(2,314)	(2,314)
Net income (loss)	(627)	(998)	(289)	(3,083)	(4,997)
Cumulative preferred stock dividend	(19)	(19)	(19)	(38)	(95)
Basic income (loss) per share	(0.17)	(0.26)	(0.08)	(0.79)	(1.30)
Diluted income (loss) per share	(0.17)	(0.26)	(0.08)	(0.79)	(1.30)

2006:
Rental income	232	182	157	261	832
Loss from continuing operations, before income taxes	(121)	(64)	(3,408)	(4,339)	(7,932)
Income (loss) from discontinued operations	--	(116)	--	(2)	(114)
Net income (loss)	(121)	(180)	(2,377)	(4,091)	(6,769)
Cumulative preferred stock dividend	(19)	(19)	(19)	(19)	(76)
Basic income (loss) per share	(0.04)	(0.05)	(0.61)	(1.05)	(1.75)
Diluted income (loss) per share	(0.04)	(0.05)	(0.61)	(1.03)	(1.73)

EACO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents - For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investments - Trading - The Company's investments – trading consist of marketable securities which are valued at the quoted market price.

Securities Sold, Not Yet Purchased – Valued at their quoted market price.

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

NOTE 16.  RELATED PARTY TRANSACTIONS

During 2004, the Company sold 36,000 shares of the Company’s newly authorized Series A Cumulative Convertible Preferred Stock, with an 8.5% dividend rate at a price of $25 per share for a total purchase price of $900,000 cash to the Company’s Chairman.  During 2007, four quarterly preferred dividends approved by the Board of Directors were paid to the Chairman in the amount of $19,100 per quarter.  Total preferred dividends paid to the Chairman in 2007 were $95,600.

In July 2004, the Company provided a $1 million letter of credit (see Note 8) to help cover the Company’s projected outstanding Workers’ Compensation liability.  The letter of credit is guaranteed on behalf of the Company by Bisco.  The Company’s Chairman and Chief Executive Officer is the President and sole shareholder of Bisco.  The cost of the letter of credit is $20,000 per year, which is reimbursed by the Company to Bisco.

The Company’s Chairman and Chief Executive Officer is the personal guarantor on the $5,875,000 loan from Community Bank, see Note 9.  During the fiscal year ended 2007, the Company paid an annual fee of $29,300 to the Chairman and Chief Executive Officer in connection with his personal guarantee.

The Company currently has a management agreement with Bisco, whereby Bisco provides administration and accounting services.  During 2007 and 2006, the Company paid Bisco approximately $123,000 and $10,900, respectively, for those services.  Such amounts are included in general and administrative expenses in the accompanying statements of operations.  The amounts due to Bisco at January 2, 2008 and December 27, 2006 were $49,300 and $31,100, respectively and are included in accounts payable in the accompanying balance sheets.

NOTE 17.  SEGMENT INFORMATION

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires public companies to report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders.  It also requires entity-wide disclosures about the products and services an entity provides, the foreign countries in which it holds significant assets and its major customers.

Through June 30, 2005, and for the year ended December 28, 2004, the Company operated in one segment, the restaurant business.  Such restaurant operations have been reported as discontinued operations as a result of the Asset Sale on June 30, 2005.

Subsequent to the Asset Sale, the Company’s continuing business is to operate and lease real estate income-producing properties.

NOTE 18.  SUBSEQUENT EVENT

During the first quarter of 2008, the Company leased the Brooksville Property to a new tenant with the lease term commencing on January 2, 2008 for a period of sixty months, with monthly rent income of $16,600 and a 3% escalation clause every two years.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
EACO Corporation
Anaheim, California

We have audited the accompanying consolidated balance sheets of EACO Corporation and former subsidiary (the “Company”) as of January 2, 2008 and December 27, 2006 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended January 2, 2008. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EACO Corporation and former subsidiary as of January 2, 2008 and December 27, 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 2, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ Squar, Milner, Peterson, Miranda and Williamson, LLP
Certified Public Accountants
Newport Beach, California
March 28, 2008

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

The Company’s financial statement close process was not effective as of January 2, 2008 as it relates to evaluating deferred rent and depreciation. Management views these matters as a material weakness as of January 2, 2008 as this control deficiency could have resulted in a material misstatement of our interim or annual consolidated financial statements that would not have been prevented or detected in a timely manner.

Because of the material weakness discussed above, management has concluded that the Company did not maintain effective control over financial reporting as of January 2, 2008, based on the criteria in the Internal Control — Integrated Framework issued by COSO.

EACO Corporation

Corporate Listing

Corporate Officers and Directors

Glen Ceiley
Chief Executive Officer
Chairman of the Board
Principal occupation:
President & CEO of
Bisco Industries, Inc.
(International Distributor of
Electronic Components)

Steve Catanzaro
Director
Principal occupation:
Controller of Allied Business
Schools, Inc. (Home Study Course Schools)

William Means
Director
Principal occupation:
Vice President of
Information Services of
Bisco Industries, Inc.
(International Distributor of
Electronic Components)

Jay Conzen
Director
Principal occupation:
President of Old Fashioned
Kitchen, Inc. (National Food Distributor)
Independent Registered Public Accounting Firm Squar, Milner, Peterson, Miranda & Williamson LLP 4100 Newport Place, Suite 300 Newport Beach, CA 92660

General Counsel McGuireWoods LLP P.O. Box 4099 Jacksonville, FL 32201

Transfer Agent / Rights Agent Mellon Investor Services LLC 200 Galleria Parkway Suite 1900 Atlanta, GA 30339

Form 10-K
A copy of the Company's Annual Report on Form 10-K for fiscal 2007, including the financial statements and the financial statement schedules, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to:
Corporate Secretary
EACO Corporation
1500 N. Lakeview Ave.
Anaheim, CA  92807

Common Stock Data

The Company's Common Stock is quoted on the Over the Counter Bulletin Board (“OTCBB”) under the trading symbol "EACO"; however, there is no established trading market for the Company’s Common Stock.  As of March 1, 2008, there were 1,187 shareholders of record, not including individuals holding shares in street names. The closing sale price for the Company's stock on March 1, 2008 was $0.16.

The Company has never paid cash dividends on its Common Stock and does not expect to pay any dividends in the next few years. Management of the Company presently intends to retain all available funds for expansion of the business.

The quarterly high and low closing prices of the Company's Common Stock as quoted on the OTCBB are set forth below.  These quoted prices represent inter-dealer prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions:

Market Price of Common Stock

	2007		2006
Quarter	High	Low	High	Low

First	$1.21	$1.02	$2.40	$1.55
Second	1.15	0.55	1.86	1.45
Third	0.61	0.46	1.62	1.30
Fourth	0.52	0.41	1.40	1.07